Form 20-F
period 2007-12-31
Gushan Environmental Energy LTD
filed 2008-06-30
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                    to

Commission file number: 001-33878

GUSHAN ENVIRONMENTAL ENERGY LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 37, Golden Pond Road

Golden Mountain Industrial District

Fuzhou City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing two ordinary shares, par value HK$0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

166,831,943 ordinary shares, par value HK$0.00001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

GUSHAN ENVIRONMENTAL ENERGY LIMITED

i

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including in particular Item 3.D, “Key information—Risk Factors,” Item 4, “Information on the Company,” and Item 5, “Operating and Financial Review and Prospects,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “target,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	the effect of intensifying competition in the biodiesel and alternative energy industries;

•	the availability of suitable raw materials on terms acceptable to us;

•	changes in the general operating environment in China;

•	various business opportunities that we may pursue;

•	general economic, market and business conditions in China; and

•	changes in governmental policies, laws or regulations in China.

This annual report also contains data related to the biodiesel fuel market in several countries. This market data includes projections that are based on a number of assumptions. The biodiesel fuel market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the evolving nature of the biodiesel fuel market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

We have sourced biodiesel industry data used in this annual report from various sources. In particular, we have commissioned Frost & Sullivan, a market research and consulting firm, to prepare a report.

The forward-looking statements contained in this annual report speak only as of the date of this annual report or, if obtained from third-party studies or reports, the date of the corresponding study or report and are expressly qualified in their entirety by the cautionary statements in this annual report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•

“we,” “us,” “our company, ” “Gushan” or “Gushan Environmental” refers to Gushan Environmental Energy Limited, a Cayman Islands company and its predecessor entities and consolidated subsidiaries, as the context requires;

•	“China” or the “PRC” refers to the People’s Republic of China, and, for the purposes of this annual report, excludes Hong Kong, Macau, and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“HK$,” “HKD” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“production capacity” for any given year is estimated based upon 300 annual working days;

•	“tons” refers to metric tons;

•	“diesel” refers to conventional, petroleum-based diesel fuel;

•	“vegetable oil offal” refers to both acidified and non-acidified vegetable oil offal;

•	“2005 Notes” refers to the HK$60.0 million 10% convertible notes that we issued in May 2005, all of which were converted into 18,570,000 of our ordinary shares in February 2006;

•

“2006 Notes” refers to the US$25.0 million zero coupon convertible notes that we issued in February 2006 in an aggregate principal amount of US$25.0 million, all of which were converted into 13,011,943 of our ordinary shares in November and December 2007;

•	“ordinary shares” refers to our ordinary shares, par value HK$0.00001 per share; and

•	“ADSs” refers to our American depositary shares, each of which represents two of our ordinary shares.

We have sourced various biodiesel industry data used in this annual report from Frost & Sullivan, a market research and consulting firm commissioned by us. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this annual report. You should read our cautionary statement in “Forward-Looking Statements” in this annual report.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

We and certain selling shareholders of our company completed our initial public offering of 18,000,000 ADSs, representing 15,000,000 ADSs sold by our company and 3,000,000 sold by the selling shareholders, on December 24, 2007. Each ADS represents two of our ordinary shares. On December 19, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “GU.” In January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 1,227,306 ADSs from the selling shareholders. On June 23, 2008, we filed a Form F-1 with the Securities and Exchange Commission in connection with a proposed follow-on public offering of a certain number of ADSs to be sold by certain selling shareholders.

All share numbers reflect the 1:10,000 share split that became effective on November 9, 2007.

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB 7.0120, the noon buying rate for U.S. dollars in effect on March 31, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. See “Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$6.8796 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on March 31, 2008. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of March 31, 2008, which was RMB7.0120 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On June 27, 2008, the noon buying rate was RMB 6.8618 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
	Average(1)	High	Low	Period-end
	(RMB per US $1.00)
2003	8.2771	8.2800	8.2765	8.2767
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.6032	7.8127	7.2946	7.2946
December	7.3682	7.4120	7.2946	7.2946
2008
January	7.2405	7.2946	7.1818	7.1818
February	7.1644	7.1973	7.1100	7.1115
March	7.0722	7.1110	7.0105	7.0120
April	6.9997	7.0185	6.9840	6.9870
May	6.9725	7.0000	6.9377	6.9400
June (through June 27)	6.9013	6.9633	6.8618	6.8618

Source: Federal Reserve Bank of New York

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of income data and other consolidated financial data (other than ADS and U.S. dollar data) for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data and other consolidated financial data (other than ADS data) for the year ended December 31, 2004 and selected balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements which are not included in this annual report. The following selected statement of income data and other consolidated financial data (other than ADS data) for the year ended December 31, 2003 and the selected balance sheet data as of December 31, 2003 and 2004 are derived from our unaudited consolidated financial statements. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the following information in conjunction with those financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects”. Our audited consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and have been audited by KPMG, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	For the year ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage, per share and operating data)
Consolidated Statement of Income Data:
Revenues
Biodiesel	35,575	125,161	224,121	698,449	845,463	120,574
By-products	39,870	47,078	136,684	126,033	162,593	23,188

Total revenues	75,445	172,239	360,805	824,482	1,008,056	143,762
Cost of revenue	(27,359)	(83,386)	(179,861)	(446,742)	(568,973)	(81,143)

Gross profit	48,086	88,853	180,944	377,740	439,083	62,619
Operating expenses	(1,797)	(1,845)	(12,354)	(44,654)	(55,954)	(7,980)

Income from operations	46,289	87,008	168,590	333,086	383,129	54,639
Other income (expense):
Interest income	2	2	169	4,508	3,757	536
Interest expense	(1,246)	(911)	(3,101)	(3,216)	(108,893)	(15,530)
Foreign currency exchange losses	—	—	(90)	(1,095)	(1,945)	(277)
Other income, net	719	1,162	1,213	3,913	2,724	388

Income before income tax expense	45,764	87,261	166,781	337,196	278,772	39,756
Income tax expense	(6,955)	(13,093)	(14,255)	(4,392)	(48,499)	(6,916)

Net income	38,809	74,168	152,526	332,804	230,273	32,840

Net income per share
—Basic(4)	0.39	0.74	1.48	2.75	1.84	0.26
—Diluted(4)	0.39	0.74	1.35	2.49	1.83	0.26

	Year ended December 31,
	2003	2004	2005	2006	2007
Other selected Consolidated Financial Data:
Gross profit margin(1)	63.7%	51.6%	50.2%	45.8%	43.6%
Operating profit margin(1)	61.4%	50.5%	46.7%	40.4%	38.0%
Net income margin(1)	51.4%	43.1%	42.3%	40.4%	22.8%
Net income per ADS (in RMB)	0.78	1.48	2.96	5.50	3.68
Effect of tax holiday on net income per share—basic (in RMB)(2)	—	—	0.43	0.73	0.75
Effect of tax holiday on net income per share—diluted (in RMB)(2)	—	—	0.38	0.65	0.75
Dividends paid(3) (in thousands of RMB)	—	33,335	46,996	—	—

(1)	Gross profit margin, operating profit margin and net income margin represent gross profit, operating profit and net income, respectively, divided by revenue.
(2)	Our PRC subsidiaries enjoy tax holidays provided by local and national PRC tax authorities. See Item 5, “Operating and Financial Review and Prospects.” If our PRC subsidiaries had not enjoyed these tax holidays, they would have had higher enterprise income tax rates.
(3)	Dividends paid during the years ended December 31, 2004 and 2005 were made by Sichuan Gushan, our predecessor, to our equity holders before we established our offshore holding company structure.
(4)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results, including the determination of earnings per share, are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2003.

	Year ended December 31,
	2003	2004	2005	2006	2007
Selected Operating Data
Sale volume of biodiesel	11,856	36,045	61,119	158,994	182,969
Average Selling Price of biodiesel (in RMB)	3,001	3,472	3,667	4,393	4,621
Sale volume of by-products(1)	3,867	5,957	19,632	21,479	22,134
Average Selling Price of by-products(1) (in RMB)	10,310	7,903	6,962	5,868	7,346

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash	410	2,240	12,239	275,142	1,380,735	196,910
Accounts receivable	3,962	8,171	19,850	24,780	31,110	4,437
Inventories	3,458	3,482	6,734	38,784	31,580	4,504
Property, plant and equipment	54,306	86,875	263,369	498,085	807,371	115,141
Total assets	69,154	123,002	312,388	879,118	2,309,794	329,406
Secured short-term bank loans	10,000	13,000	5,000	—	—	—
Convertible notes	—	—	66,247	41,043	—	—
Total shareholders’ equity	48,510	89,343	216,459	798,121	2,181,301	311,081
Total liabilities and shareholders’ equity	69,154	123,002	312,388	879,118	2,309,794	329,406

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this annual report, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may not be able to effectively manage our planned expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

The further expansion of our business and production capacity is one of our key growth strategies. We intend to expand our annual production capacity to 400,000 tons by the end of 2008 from our current capacity of 290,000 tons, and we also plan to expand into new geographic markets in China.

Our planned expansion requires us to identify suitable locations that will enable us to secure raw materials at competitive prices and that host a sufficiently large local customer base to support the expanded production. Even if we successfully identify suitable locations, we may be unable to expand our business into these new locations if potential competitors enter the market before us. In addition, we may not have the necessary management or financial resources to oversee the successful and timely construction of new production facilities or expansion of existing facilities. Our expansion plans could also be affected by construction delays, cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary production equipment.

Furthermore, to effectively manage our planned expansion we must improve our operational and financial systems and procedures and system of internal control. Our rapid growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We must expand, train and manage our employee base, and successfully establish new subsidiaries for the new or expanded facilities. We must also continue to maintain and expand our relationships with our customers, suppliers and other third parties.

We cannot assure you that we will be able to effectively manage our planned expansion or achieve our expansion plans at all. If we are unable to do so, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could materially and adversely affect our business, results of operations and financial condition.

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel and materially and adversely affect our business, results of operations and financial condition.

Our biodiesel prices are influenced by market prices for diesel, the pricing of which is affected by global and domestic market prices for crude oil. As a result, any decline in the price of diesel may adversely affect our business, results of operations and financial condition. The PRC government also publishes “guidance prices” with respect to diesel. These guidance prices typically establish a range for retail prices for diesel that are generally followed by industry participants. As biodiesel prices are affected by the price of diesel, the PRC government’s prevailing guidance prices typically limit the price range for our biodiesel.

Demand for and prices of biodiesel in China have also been influenced in recent years by increases in energy consumption and rising prices of crude oil and natural gas accompanying the growth of the PRC economy. However, demand for biodiesel may not continue to grow at current levels, or at all, and demand for biodiesel in China could decline. In addition, the price of fuel remains the principal factor that determines how consumers make their energy purchasing decisions. If increased supply of other energy sources matches or exceeds the demand for fuel products, or other fuels become more affordable than biodiesel, demand for our biodiesel may decline and our business, results of operations and financial condition may be adversely affected.

Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase our raw materials, including vegetable oil offal, used cooking oil and methanol, from a limited number of third-party suppliers, including waste management companies and vegetable oil producers. Our five largest suppliers accounted for approximately 56.2% of our cost of revenues in 2007 and we conduct business with some of these suppliers under contracts with durations of one year or less or through purchase orders. We have also entered into long-term supply contracts of approximately three years in duration with certain of our suppliers. The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our products, or we may only be able to produce our products at a higher cost or after lengthy delays.

If our suppliers identify alternative sales channels, such as to chemical plants or distributors, they may choose to sell to other buyers or raise their prices. As a result, we may be compelled to pay higher prices to secure our raw material supply, which could adversely affect our business, results of operations and financial condition. Since 2005, the prices we have paid for raw materials have steadily increased, and the market price for used cooking oil also has risen significantly in the recent past.

Our operations are materially affected by the cost and availability of raw materials in the regions in which we operate production facilities.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. An event that reduces the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition. Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as poor harvests of plant crops. Used cooking oil is the used oil left over from food processing, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for methanol production, and our operations depend in large part on the availability, security of supply and price of natural gas. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected.

Our overall operating performance is affected by the mix of raw materials we use as well as the product mix of our biodiesel and by-products, which command different profit margins. We source our raw materials from local used cooking oil disposal companies and vegetable oil manufacturers. Because the long-distance transport of used cooking oil and vegetable oil offal is not economical, we have limited control over the mix of raw materials we can supply to each of our facilities. In addition, the composition of our raw materials is determined by the geographical regions in which we operate, which may affect our profit margins. For example, rapeseed is a raw material essential for producing erucic acid, a by-product of biodiesel production which generates a higher profit margin than biodiesel. While the relative rapeseed content of the raw materials we use has no effect on biodiesel production, vegetable oil offal and used cooking oil containing rapeseed are only available in a few regions in China, such as Sichuan. As we expand our facilities into other regions of China, we may be unable to purchase vegetable oil offal or used cooking oil which contain rapeseed to enable us to produce erucic acid in these new production facilities. Moreover, as our by-products are produced from our biodiesel operations, we have relatively little control over the proportion of by-products that are produced in relation to our biodiesel. Further, other than selecting the regions in which we locate our facilities, we have limited ability to change our product mix to concentrate on products with higher profit margins. In addition, given that by-products command a higher profit margin than biodiesel in some regions while the opposite may be true in other regions, our ability to maximize profits through control of our product mix is further constrained.

The biodiesel industry faces a number of challenges, and there is no established market for biodiesel in China where biodiesel is considered a principal source of energy for any purpose.

Biodiesel has only recently been produced for commercial applications in China, and the market for biodiesel products is currently confined to specific regions and is relatively small at the national level. There is no established market in China where biodiesel is considered a principal source of energy for vehicles operating on diesel or for any other purpose. We cannot assure you that biodiesel will be accepted or will reach a broader consumer base in China. Our future prospects and operational results will be adversely affected if biodiesel and the biodiesel industry in China fail to develop.

The global biodiesel industry is also at an early stage of development and acceptance as compared to other, more established energy industries, and has experienced significant growth only recently. Demand for biodiesel may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

•	potentially increased nitrogen oxide (NOx) emissions as compared with diesel in most formulations;

•	gelling at lower temperatures than diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;

•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommending against the use of biodiesel or high percentage biodiesel blends;

•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with diesel; and

•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

The success of our expansion plans depends on growth in domestic demand for biodiesel, and we may face overcapacity if the biodiesel market in China does not develop as expected. The expenditures we will incur to expand our facilities and increase our capacity therefore may not result in increased revenues. Our results of operations would be materially and adversely affected were this to occur.

We derive a significant portion of our revenues from a small number of customers and a loss of any of our major customers may cause significant declines in our revenues.

We derive a significant portion of our revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2005, 2006 and 2007, our five largest customers represented approximately 28.9%, 37.1% and 24.5% of our total revenues, respectively, while our largest customer represented approximately 9.1%, 14.4% and 8.7% of our total revenues, respectively. We expect we will continue to depend on a relatively small number of customers for a significant portion of our sales volume and revenues. If we lose any of our major customers for any reason, including, for example, if our reputation declines, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially and adversely affected.

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other clean energy sources, we may lose our market share and our profitability may be materially and adversely affected.

Existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have operations. We are only active in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province, Handan in Hebei province and Beijing and Shanghai. In addition, our potential competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our profitability and future prospects. Our domestic competitors include China Biodiesel International Holdings, China Clean Energy Inc., East River Energy Resources, SINOPEC, CNOOC, and PetroChina, most of which have greater resources, brand recognition and access to more extensive distribution channels than we do. Moreover, some of our competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our business. As a result, we could be potentially impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

We also face potential competition from foreign producers of biodiesel, which may have greater financial and research and development resources. Biodiesel is a relatively new product that was initially introduced outside China, and the technology for producing biodiesel may be more advanced in countries other than China. If foreign competitors, or domestic competitors relying on alliances with or support from foreign producers, enter the PRC biodiesel market, they may develop biodiesel that is more economically viable, which would adversely affect our ability to compete and our results of operations.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel or diesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to diesel.

Other clean energy sources such as ethanol, liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production in China than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and our results of operations and financial condition may be materially adversely affected.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Natural or man-made disasters or technological upgrades may result in interruption or suspension of our operations and may materially and adversely affect our results of operations.

Our operations may be subject to significant interruption or prolonged suspension if any of our facilities experiences a major accident or is damaged by natural disasters, severe weather or unexpected or catastrophic events (such as typhoons, earthquakes, fires, floods, epidemics such as Severe Acute Respiratory Syndrome or avian flu or other similar events) or interruptions in the operations of our plants caused by such events. Our operations may also be subject to significant interruption or prolonged suspension due to technological upgrades of our production processes. For example, in July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform technological equipment upgrades, which resulted in decreased capacity utilizations of 10% and 14% in 2006 as compared to 2005 for these plants, respectively. In addition, in October 2007, we suspended production for two weeks at our Fujian plant to carry out maintenance operations and for two weeks at our Sichuan plant to complete an expansion of our production capacity. When we perform further technological upgrades at any of our plants, we may have to suspend our operations and our results of operations may be materially adversely affected. Further, on May 12, 2008, Sichuan province experienced a severe earthquake. As a result, our Sichuan facility experienced a temporary interruption of power supply and was required by the local government to suspend production for approximately two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008. We cannot assure you that we will not experience further interruptions or experience damage to our facilities as a result of further earthquakes, aftershocks, floods or other consequences associated with such earthquakes and aftershocks, which could materially and adversely affect our business, results of operations and financial condition.

In addition, our operations may be subject to man-made disasters, such as local protests, activism and labor disruptions. For example, in August 2007, we experienced local protests at our Fujian plant and our operations at the plant were disrupted for several hours. For more details, see “Failure to comply with environmental regulations could harm our business.” Further, unscheduled downtime, other operational hazards inherent in our industry, such as equipment failures, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

Our future performance depends on the continued service of our senior management and our ability to attract, train and retain skilled personnel.

Our future success depends on the continued service of our key management and technical staff, in particular our founder, chairman and principal executive officer, Mr. Jianqiu Yu, and our chief technology officer, Mr. Deyu Chen. Mr. Yu, our founder, plays a key role in the formation of our business strategy and has extensive knowledge of the local markets in which we operate. In addition, Mr. Yu is instrumental in formulating our strategies for entering new markets. Mr. Chen was instrumental in the development of our proprietary manufacturing process and continues to play a key role in our technological development. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained and our business may be disrupted and our financial condition and results of operation may be materially adversely affected. While we have non-competition agreements with most members of our senior management, we may be unable to continue to retain their services and there can be no assurance that they will not compete against us.

Our success also depends upon the continued service of our skilled personnel and on our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit technically competent personnel with expertise in the biodiesel industry and we have periodically experienced difficulties in recruiting suitable personnel. We may also need to offer better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to achieve our staffing needs. Due to the skills involved in operating some of our equipment, skilled production workers are not easily replaceable, and considerable training is required for new hires. These difficulties could limit our output capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

We may not be able to adequately protect our intellectual property rights or may be subject to infringement claims.

We rely on a combination of patents, trademarks, domain names and contractual rights to protect our intellectual property. We cannot assure you that the measures we take to protect our intellectual property rights will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on our intellectual property. We have two registered patents in China, one with a validity period of 20 years from August 7, 2002 and another with a validity period of 20 years from March 9, 2005. We cannot assure you that these patent registrations will not be revoked or challenged during their 20-year validity period. The legal regime governing intellectual property in China is still evolving and the level of protection of intellectual property rights in China may not be as effective as those in other jurisdictions. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected. Furthermore, we may incur additional overhead costs in any intellectual property claims we initiate, which will impact our operating results.

Many international biodiesel producers and other domestic biodiesel producers in China may have also patented certain technologies in the production of their biodiesel products. To the best of our knowledge, our patented process does not infringe any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that our process may infringe, or be alleged to infringe, another party’s intellectual property rights. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or manufacturing processes or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

It is difficult to evaluate our results of operations and future prospects due to our limited operating history and the rapidly evolving biodiesel market in China.

We began our business in 2001 and commenced commercial operations at our production facilities in Mianyang, Sichuan province in December 2001. We commenced operations at our facilities in Hebei, Fujian, Beijing and Shanghai in January 2004, February 2006, January 2008 and June 2008, respectively. Accordingly, we have a limited operating history from which you can evaluate our business and future prospects. Moreover, with the rapid growth of the biodiesel industry in China, we have experienced a high growth rate since our inception. As such, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. We may be unable to expand our production capacity in future periods and our business model at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. In addition, our business and prospects should be considered in light of the risks and uncertainties commonly encountered by a company in rapidly evolving markets, such as the PRC biodiesel market, where supply and demand may change significantly within a short period of time.

The prices of our by-products may decrease significantly, which may adversely affect our operating results.

As biodiesel production increases in China, the prices for the by-products of biodiesel production may decrease significantly, which would materially adversely affect our business, results of operations and financial condition.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect that over the next several years, a substantial portion of our cash flow will be used to finance the expansion of capacity in our existing production facilities, construction of new production facilities and research and development. We may need to incur additional financing in order to fund our capital expenditures. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures could adversely affect our business, financial condition, results of operations or liquidity position.

If we fail to keep up with new technology, our ability to offer cost effective, technologically advanced and environmentally friendly products may be materially and adversely affected and our competitiveness may erode.

Our success depends on our ability to offer cost effective and environmentally friendly products. As the technology for manufacturing biodiesel is at an early stage of development, failure to keep up with technological improvements or to implement such improvements in commercial applications would impede our efforts to reduce unit production costs and correspondingly hinder our efforts to strengthen our competitiveness. Moreover, if alternative technologies that are more cost effective and environmentally friendly become available to the market, the biodiesel industry in general and our business in particular may not be able to compete against such new alternative energy sources. Further, the PRC government may introduce new standards regulating biodiesel quality with which we could not comply, or we may have to incur additional costs to invest in technology or equipment to meet a new PRC or industry-wide standard. If we fail to achieve any new standard, or if the cost of achieving such standard is prohibitively expensive, we may have to raise prices and our biodiesel may become less attractive to customers or we may have to suspend all or part of our operations, which could materially adversely affect our business, results of operations and financial condition.

We have not received NDRC approval for certain of our foreign investment related projects, which could materially and adversely affect our further expansion and our ability to benefit from certain preferential policies that might otherwise be available to us.

Our subsidiaries incorporated in the PRC are foreign invested enterprises that we established either through acquisition or incorporation. Certain of our subsidiaries have not obtained approval from the National Development and Reform Committee of China, or NDRC, for certain foreign investment related projects. PRC law requires the Ministry of Commerce, or its local counterparts, to issue final government approval as a pre-condition to foreign investment in China. Before this final approval may be granted, however, approval from the NDRC, or its local counterparts, is required for projects except for trade or services related projects that do not relate to fixed asset investment. In practice, the Ministry of Commerce, or its local counterparts, often grant final approval for foreign invested projects before such projects have first obtained NDRC approval. However, our further expansion and ability to benefit from certain preferential policies that might otherwise be available to us may be adversely affected because the competent authorities for land, planning, quality supervision, safety supervision, customs, taxation, foreign exchange and the administration of industry and commerce could refuse to grant approval or consent to our future projects due to the lack of NDRC approval.

Failure to comply with environmental regulations could harm our business.

We are subject to various PRC national and local environmental regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances and waste emission levels. If we fail to comply with the applicable environmental regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business reputation and profitability would be adversely affected. Further, any amendments to these laws and regulations may impose substantial pollution control measures that may require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Sichuan and Hebei facilities. If we are required to undertake compliance measures at any of our plants, our results of operations may be materially adversely affected. In November 2007, we completed construction on a biodiesel production line with a capacity of 20,000 tons located at our Sichuan plant before our environmental impact assessment for the production line received approval from the local environmental authorities. We received approval of the environmental impact assessment from the local environmental authorities on March 10, 2008. However, because we completed construction before receiving approval of the assessment, we could be fined up to RMB200,000 (US$28,523) or required to remove the new production line and restore the construction site to its original condition, which would materially adversely affect our operations. Furthermore, because we commenced operation of the biodiesel production line before the environmental protection inspection was conducted by the local environmental protection bureau, we could be fined up to RMB100,000 (US$14,261) or could be required to stop operations, which would materially adversely affect our operations. As of the date of this annual report, Beijing Gushan, which commenced operations in January 2008, has not obtained a waste discharge permit from the local environmental authorities. We cannot assure you that a waste discharge permit will be obtained or that our Beijing plant will not be materially adversely affected as a result of its failure to obtain such permit. In addition, any perception of our noncompliance with environmental regulations could harm our business. For example, in August 2007, we experienced protests at our Fujian plant alleging environmental issues and our operations at the plant were disrupted for several hours. These and other risks relating to environmental compliance may materially adversely affect our business, results of operations and financial condition.

We do not possess valid title to certain buildings that we occupy and commenced construction of certain buildings prior to obtaining the requisite construction approvals.

For some of the buildings and land we occupy, we have not yet obtained sufficient land use or title certificates that allow us to occupy, freely use or transfer the land or properties. As of the date of this annual report, we have not obtained the building ownership certificates for eleven buildings with a total gross floor area of approximately 9,146 square meters. We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. As advised by our PRC legal advisors, Chen & Co. Law Firm, we have obtained all necessary approvals for the construction of these eleven buildings and there is no legal impediment for us to obtain the building ownership certificates for these buildings. Further, Beijing Gushan is applying for land use right certificates with respect to land occupying a total gross floor area of approximately 85,137 square meters. We cannot assure you that such building ownership or land use right certificates will be obtained. We may be required to incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected as a result of the absence of land use right certificates or vested legal title in these properties.

Beijing Gushan, Shanghai Gushan and Fujian Gushan commenced construction of certain workshops or ancillary facilities consisting of a total gross floor area of approximately 9,916, 14,150 and 319 square meters, respectively, prior to obtaining the construction approvals as required by PRC construction law. Each of Beijing Gushan, Shanghai Gushan and Fujian Gushan may be subject to a maximum administrative penalty of RMB30,000 (US$4,278) and the relevant government authority may require the buildings located on these sites to be demolished. The carrying value of these buildings as of December 31, 2007 amounted to RMB46.7 million (US$6.7 million). If the relevant government authority imposes penalties on us and requires us to cease construction of or demolish these properties, we may incur additional costs and expenses for the relocation of our facilities.

The modification or elimination of government initiatives promoting the adoption of clean energy sources in China could cause demand for our products and our revenues to decline.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Medium and Long Term Development Plan, China targets to increase its consumption of energy from renewable sources to 15% of total energy consumption in China by 2020. The plan also includes the promotion of renewable energy sources. Under the plan, China aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Law of Renewable Energy Resources, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our business, results of operations and financial condition.

In addition, the PRC government has enacted regulations that are intended to affect corporate behavior pertaining to the environment. Many of these regulations may be favorable to companies that are engaged in environmentally friendly or “green” industries, such as us. According to the Medium and Long Term Development Plan, the share of renewables used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. However, we cannot assure you that demand for our products will increase or that we will otherwise benefit from such regulations. For example, the Ministry of Finance has issued the Temporary Regulation on the Management of Special Funds for the Development of Renewable Resources. Pursuant to this regulation, special funds will be provided to companies for the development of renewable resources, including petroleum substitutes. These funds may be used to promote advancement in the development of energy sources that compete with biodiesel, which may in turn reduce demand for biodiesel.

If environmental regulations are relaxed in the future, or if the enforcement of environmental regulations is not sufficiently rigorous, we may not be able to compete effectively against other manufacturers of energy products, including traditional and other clean energy source products. For example, under the Rules on the Management of Waste Grease for Food Producers, food producers must properly dispose of used cooking oil or sell used cooking oil to used cooking oil processing entities or waste collection entities rather than discharging used cooking oil into the environment or reusing it for human consumption. However, in practice, these rules may not be strictly enforced and waste grease may be disposed of through illegal means by some food producers, which would reduce the supply of used cooking oil available for our production. Our business prospects and results of operations may be adversely affected as a result of any of the foregoing factors.

Our insurance coverage may not be sufficient to cover our liability risks.

Consistent with customary practice in China, we do not carry any business interruption insurance, third- party liability insurance for personal injury or coverage for environmental damage arising from accidents at our production facilities. In addition, we have very limited product liability insurance coverage for our biodiesel. The maximum payout for each claim is capped at RMB100,000, and the cumulative maximum payout under our product liability insurance policies ranges from RMB200,000 to RMB500,000. Should an uninsured liability or a liability claim in excess of our insured limits occur, our business operations and financial condition may be adversely affected. Further, if such incidents are publicized, our reputation maybe adversely affected, which could result in reduced and/or cancelled sales, thereby adversely affecting our revenues.

Our principal shareholders exert significant influence over us and their interests may not coincide with yours.

Our principal shareholders, acting individually or together, have substantial influence over our business and could control substantially all matters requiring shareholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company and make some transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interest of other shareholders. Accordingly, these shareholders could cause us to enter into transactions or agreements with which you may not approve or make decisions with which you may disagree.

Anti-takeover provisions in our charter documents may adversely affect the rights of holders of our ADSs and common shares.

Our amended and restated articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We have included the following provisions in our amended and restated articles of association:

•

At each annual general meeting one third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one third) must retire from office by rotation, and every director is subject to retirement at least once every three years. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place.

•

Our board of directors has the authority to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

•

Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

•	Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares.

The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

RISKS RELATING TO BUSINESS OPERATIONS IN CHINA

If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.

On October 31, 2007, the National Development and Reform Committee of China, or the NDRC, and the Ministry of Commerce of China jointly promulgated a newly revised Catalogue for Guiding Foreign Investment in Industries, or the Catalogue, which came into effect on December 1, 2007. Pursuant to the Catalogue, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry, and, as a result, any such biodiesel production business in China must be majority owned by PRC citizens and/or entities.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the Catalogue, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the Catalogue. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the Catalogue. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. Law Firm is of the opinion that only new biodiesel production businesses established after December 1, 2007 or existing biodiesel production businesses that require new approvals from the Ministry of Commerce or its local branch in order to, for example, increase their registered capital or conduct an equity transfer would be classified within a restricted industry.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the Catalogue. In the event our existing biodiesel production business is deemed a restricted business in China, we would have to reorganize our corporate structure and rely on contractual arrangements with our operating entities in China and their owners of record to derive economic benefits from and exercise control over these entities. These contractual arrangements may not be as effective in providing control over our operating entities as direct ownership. If our operating entities were to fail to perform their obligations under any agreements with us, we would have to resort to legal remedies which could be time consuming and costly and we cannot assure you that such remedies would be available. In addition, we cannot assure you that any of the future direct record owners of our operating entities in China would always act in our best interests.

A slow-down of the PRC economy could adversely affect our business, results of operations and growth prospects.

All of our operations are in the PRC and all of our revenues are sourced from China. The success of our biodiesel business depends primarily on the growth of the PRC economy and the resultant demand for energy resources. A slow-down of the PRC economy could adversely affect our businesses, results of operations and growth prospects. In addition, the PRC government from time to time adjusts its policies to regulate and monitor the growth of the China economy. To address concerns over China’s rapid growth in industrial production, bank credit, fixed investment and money supply, the PRC government has expressed an intention to take measures to avoid overheating of the economy and high inflation. Among the measures that the PRC government has taken are restrictions on bank loans to certain sectors in which some of our customers operate. The PRC government has implemented certain measures, including a recent interest rate increase, to control the pace of economic growth. These measures and any further increases in interest rates could reduce economic growth in China and therefore, reduce demand for diesel products, which could have an adverse effect on our financial condition and results of operations.

Changes in China’s political and economic policies could have a material adverse effect on our business operations.

Since 1978, the PRC government has promulgated various reforms of its economic system. These reforms have resulted in economic growth for China in the last two decades. Many of the reforms are unprecedented or experimental and are expected to be modified from time to time. Other political, economic and social factors may also lead to further readjustment or introduction of other reform measures. This process of reform may have a material impact on our operations in China or may adversely affect our results of operations as our current revenue is substantially derived from our operations in China. Our financial condition and results of operations may be adversely affected by changes in China’s political, economic and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

Electricity shortages could adversely affect our business.

All of our manufacturing assets and operations are located in China. Our operations are vulnerable to power shortages that generally affect enterprises located in China. Certain manufacturers in China, especially in eastern and southern China, have in recent years experienced electricity shortages. If there is insufficient electricity supply to satisfy our requirements and accommodate our planned growth, we may need to limit or delay our production or expansion plans. If the cities where we have operations are affected by power outages or must ration power, our production volumes would decrease and our results of operations may be adversely affected. We cannot assure you that power shortages will not affect us in the future. In addition, we do not have any insurance coverage for business interruptions, including loss of profits from such interruptions. Any losses that may occur as a result of these kinds of events could adversely affect our financial condition and results of operations.

Interpretation of PRC laws and regulations involves uncertainty that could materially impact our operations.

Our business and operations in China are governed by the legal system of China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency.

For example, China’s Ministry of Commerce recently released the Regulations for Oil Product Market and Regulations for Crude Oil Market, which were implemented in January 2007. The Ministry of Commerce does not currently interpret these regulations as applicable to biodiesel producers. However, we cannot assure you that the Ministry of Commerce will not change its interpretation. If we are ever subject to these regulations and are unable to obtain any required permits, we may be subject to monetary fines and our production of biodiesel may be temporarily or permanently interrupted. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, the PRC government has recently requested certain companies in the petrochemical industry to temporarily suspend production at their facilities located in and around Beijing in preparation for the Beijing Olympics during the period leading up to and around the Olympic games. Our Beijing plant has not received any such suspension or shut-down notice. As of the date of this annual report, we are not aware of any laws or regulations which require our Beijing plant to shut down or suspend operations during the relevant period. We cannot assure you, however, that our production volume will continue to grow at the current levels, or at all, or that our Beijing plant will not be requested to suspend production or to shut-down.

Our PRC subsidiaries are subject to restrictions on dividend payments that could materially impact our ability to receive dividends.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan and Sichuan Gushan, as a wholly owned foreign enterprise in China, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each is also required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve once the reserve balance has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after-tax profit to each of its reserve fund, its enterprise development fund and its staff and worker’s bonus and welfare fund. As of December 31, 2007, the amount of these restricted portions was RMB55.9 million (US$8.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.

Our operating PRC subsidiaries are subject to the PRC rules and regulations on currency conversion. The ability of our operating PRC subsidiaries to pay dividends or make other distributions to us may be restricted by these PRC foreign exchange control restrictions. We cannot assure you that the relevant regulations will be amended to our advantage such that the ability of our operating PRC subsidiaries to distribute dividends to us will not be adversely affected.

Changes in foreign exchange regulations and fluctuation in the value of the Renminbi may adversely affect our business and results of operations.

We receive all of our revenue in Renminbi, which is not freely convertible into other currencies, except under certain circumstances. Current foreign exchange regulations have significantly reduced the government’s foreign exchange control on current account transactions, including trade and service related to foreign exchange transactions and payment of dividends. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions under certain circumstances. Any such change to the foreign exchange regulations may adversely affect our ability to pay dividends or satisfy other foreign exchange requirements.

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend that will be exchanged into U.S. dollars and earnings from and the value of any future U.S. dollar-denominated investments or deposits we make, if any.

Any change in the preferential tax rates or tax holidays we enjoy in China, or the status of our subsidiaries as foreign-invested enterprises, may reduce our net profits.

Prior to January 1, 2008, a foreign-invested enterprise in China, or FIE, was typically subject to enterprise income tax, or EIT, at the rate of 30% on national taxable income and local income tax at the rate of 3% on taxable income. The PRC government authorities have provided various incentives to FIEs. For example, as a result of such preferential rates and tax holidays, each of Sichuan Gushan, Handan Gushan and Fujian Gushan currently enjoy full exemption from EIT in the first two years starting with their respective first profitable year, which began in 2005 for both Sichuan Gushan and Handan Gushan and 2006 for Fujian Gushan, and a 50% reduction in each of the following three years. See Item 5, “Operating and Financial Review and Prospects.” Any change in the preferential tax rates or tax holidays currently enjoyed by our subsidiaries will reduce our after-tax profit. On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, under which foreign invested enterprises, such as our subsidiaries, and domestic companies would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The New EIT Law became effective on January 1, 2008. Under the New EIT law and the Notice on the Implementation of Transitional Preferential Policies on Enterprise Income Tax, issued by the State Council on December 26, 2007, effective from January 1, 2008, enterprises that were established and had enjoyed preferential tax rates or tax holidays before March 16, 2007 are to (i) in the case of preferential tax rates, increase from a 24% rate to a 25% rate beginning on January 1, 2008 or gradually increase from a 15% rate to a 25% rate over a period of five years beginning January 1, 2008, or (ii) in the case of tax holidays continue to enjoy them until the expiration of such term. Therefore, our subsidiaries in China will continue to be entitled to the tax holidays currently enjoyed by them until the expiration of the holiday term. There can be no assurance that any of our subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

On August 8, 2006, the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the New M&A Rules, were promulgated jointly by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange of China, or SAFE, and came into effect on September 8, 2006.

Under the New M&A Rules, FIEs established by way of acquisition of related domestic companies by offshore companies which are established or controlled by PRC domestic companies, enterprises or persons will not be entitled to be treated as FIEs except when, if the offshore companies offer to buy the company through capital increase of the domestic companies, or increase capital to the enterprises established by the offshore companies after merger, the sum of capital increase is equal to more than 25% of the FIE’s registered capital. According to Chen & Co. Law Firm, our PRC legal advisors, PRC laws and regulations generally have no retroactive effect. However, we cannot assure you that the New M&A Rules will not apply to our subsidiaries in the PRC. If the New M&A Rules are applicable to our subsidiaries in the PRC, our PRC subsidiaries may not be able to enjoy preferential treatment as FIEs and our financial condition and results of operation could be adversely affected.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our enterprise income tax rate.

We are incorporated under the laws of the Cayman Islands. As a foreign legal person, dividends derived from our business operations prior to January 1, 2008 in China were not subject to income tax under PRC law.

Under the New EIT Law and its implementation rules promulgated by the State Council on December 11, 2007, we may be deemed to be a non-PRC tax resident enterprise without an office or premises in China, in which case withholding tax at the rate of 10% is applicable to dividends paid by our PRC subsidiaries to their immediate parent companies incorporated in the British Virgin Islands, unless the tax is entitled to reduction or elimination in accordance with any future PRC laws or regulations or an applicable tax treaty between China and the British Virgin Islands. As of the date of this annual report, the British Virgin Islands has not entered into any such tax treaties with the PRC.

Under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed in August 2006, or the China-HK Tax Treaty, dividends paid by an FIE in China to a direct holding company with resident status in Hong Kong are subject to withholding tax at a rate of 5%, provided that such foreign investor directly owns a minimum of 25% of the equity interest of the FIE. We believe that withholding tax at the rate of 5% applies to dividends paid by our FIEs in China to their direct holding companies incorporated in the British Virgin Islands because these holding companies are primarily managed and controlled in Hong Kong. As of the date of this annual report, the Inland Revenue Department of Hong Kong has granted Carling Technology, one of our holding companies incorporated in the British Virgin Islands, a Certificate of Resident Status pursuant to the China-HK Tax Treaty. However, we cannot assure you that withholding tax at the rate of 5% will apply to dividends paid by our FIEs in China to their direct holding companies that have not yet obtained such certificate.

In addition, the newly enacted PRC Enterprise Income Tax Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to enterprise income tax at the rate of 25% on its worldwide income. The Implementation Rules of the Enterprise Income Tax Law prescribes that a “de facto management organization” means the organization that exercises full management and control over the enterprise’s business operations, personnel, finance, property and other functions. Although the Implementation Rules provide a definition of “de facto management body,” such definition has not been tested and there remains uncertainty as to the circumstances under which a non-PRC enterprise’s “de facto management organization” is considered to be located in the PRC. We may be deemed a PRC tax resident enterprise and therefore subject to an enterprise income tax rate of 25% on our worldwide income (including dividend income received from our subsidiaries) because a majority of the members of our management are located in China.

Moreover, under the newly enacted PRC Enterprise Income Tax Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if we are categorized as a PRC tax resident enterprise and if such income is paid from our PRC subsidiaries.

The newly enacted PRC Enterprise Income Tax Law also provides that dividends received by a qualified PRC tax resident from another PRC tax resident are exempt from enterprise income tax. However, given the short history of this law, it remains unclear as to the detailed qualification requirements for such exemption and whether the dividends which our Company receives from our PRC subsidiaries will be exempt from enterprise income tax if it is recognized as a PRC tax resident.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Although our executive officers Jianqiu Yu, Zihong Chen and Gonghao Chen have registered with the local SAFE branch as required under the SAFE notice except the indirect investment in Hunan Gushan and Chongqing Gushan, we cannot provide any assurances that all of our beneficial owners who are PRC residents will register as required. The failure of these beneficial owners to register as required or to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if approval was required, we could be subject to sanction, fines and other penalties.

The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC, which would take several months to complete.

The application of the New M&A Rules remains unclear with no consensus currently existing among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement. The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under our initial offering prospectus are subject to this new procedure.

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006, that:

•

Because we completed our onshore restructuring before September 8, 2006, the effective date of the new regulation, and our holding company, Gushan Environmental Energy Limited, was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the ordinary shares, or the listing and trading of our ADSs on the New York Stock Exchange; and

•	The issuance and sale of the ADSs and the ordinary shares and the listing and trading of the ADSs on the New York Stock Exchange did not conflict with or violate this new PRC regulation.

If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if the CSRC subsequently requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.

The outbreak of any severe transmissible disease in China, if uncontrolled, could adversely affect our results of operations.

The outbreak of any severe communicable disease in China, such as Severe Acute Respiratory Syndrome or avian flu, if uncontrolled, could adversely affect the overall business sentiment and environment in China, which in turn may have an adverse impact on domestic consumption and, possibly, the overall gross domestic product, or GDP, growth in China. As our revenue is currently derived from our China operations, any contraction or slow down in the growth of domestic consumption and possible slow down in the GDP growth of China will adversely affect our financial condition, results of operations and future growth. In addition, if any of our employees is infected or affected by any severe communicable diseases outbreak, it could adversely affect or disrupt our production at the relevant plants and adversely affect our results of operations, as we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in China may also affect the operations of our customers and suppliers, which may have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSS

The market price of our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been, and is likely to continue to be, highly volatile in response to factors such as:

•	variations in our operating results;

•	technological improvements in the biodiesel manufacturing process by us or our competitors;

•	reduction or elimination of PRC government grants and economic incentives for the renewable energy industry;

•	any change in applicable PRC law adversely affecting the renewable energy industry as a whole or the biodiesel industry in particular;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•

adverse claims and allegations about our company, our business, our financial reporting, our executives or directors, or other matters relating to us, see Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings”;

•	announcements of competitive developments, acquisitions or strategic alliances in the biodiesel industry;

•	general market conditions or other developments affecting the renewable energy industry;

•	agricultural or other conditions in the PRC that may impact our supply of raw materials; and

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends therefore depends on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to Item 8.A, “Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” for additional information regarding our current dividend policy and the risk factor entitled “—Risks Relating to Business Operations in China—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividend to us.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may be required to raise additional funding to meet our working capital or capital expenditure requirements in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•

require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances, or perceived intentions of future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. As of the date of this annual report, we had 166,831,943 ordinary shares outstanding, including 38,454,612 ordinary shares under the name of the depositary on behalf of the holders of 19,227,306 ADSs. Our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, or the Securities Act. In connection with our proposed follow-on public offering of a certain number of ADSs to be sold by certain selling shareholders, we expect that all shares owned by our directors, executive officers and the selling shareholders will be available for sale upon the expiration of the 90-day lock-up period from the date of the prospectus placed on those shares in connection with the offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the relevant lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the relevant lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You may not be able to exercise your right to vote.

As an ADS holder, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. Pursuant to our amended and restated articles of association, we may convene a shareholders’ meeting upon 21 clear days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time and from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

We are incorporated in the Cayman Islands and our corporate affairs are governed by our amended and restated memorandum and articles of association and by the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we will refer to as the Cayman Companies Law below, and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law may not be as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory within the United States or (ii) entertain original actions brought in the courts of the Cayman Islands, against us or our directors and officers predicated upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

The Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China and Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal advisors, Chen & Co. Law Firm, has advised us that China is not a party to any treaties providing for reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or most other western jurisdictions. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdictions mentioned above in relation to any matter may be difficult or impossible.

As a result of being a public company, we are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These requirements of Section 404 will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and an attestation report by our independent auditors on the effectiveness of our internal controls. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may issue a report that is adverse if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed. Our reporting obligations as a public company currently place and will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to our initial public offering in December 2007, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005, 2006 and 2007, our independent registered public accounting firm identified several control deficiencies in our internal controls, including our lack of an internal audit function and adequate U.S. GAAP resources. In addition, at the time of our initial public offering we made revisions to our previously issued audited financial statements as of and for the year ended December 31, 2006 and our unaudited financial statements as of and for the nine months ended September 30, 2007 and 2006 to correct an error in the calculation method of interest capitalization. The revisions resulted in a decrease in interest expense of RMB13.7 million for the year ended December 31, 2006, RMB9.6 million for the nine months ended September 30, 2006 and RMB7.3 million for the nine months ended September 30, 2007, as compared to our previously issued financial statements. The revisions resulted in an increase in property, plant and equipment of RMB13.7 million for the year ended December 31, 2006, RMB9.6 million for the nine months ended September 30, 2006 and RMB21.0 million for the nine months ended September 30, 2007, as compared to our previously issued financial statements. We anticipate that we will need to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. In April 2008, we recruited an internal audit director to head our internal audit department. While we plan to expand our financial and accounting staff, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial and accounting professionals in China. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting.

Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with our reporting and other obligations including Section 404. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2008 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets including, among others, goodwill and equity investments in less than 25%-owned entities, which may change from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which has been fluctuating and is likely to continue to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined under Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation”) held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. Holder.

For more information on the tax consequences to you if we were treated as a PFIC, see Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., or Sichuan Gushan, was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology Limited, or Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands. Since 2005, Carling Technology has become the ultimate holding company of four additional subsidiaries in China, three of which were established by us and one of which was acquired by us. In anticipation of our public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. Through a series of transactions, Gushan Environmental Energy Limited became a holding company of Carling Technology in September 2007. In December 2007, we completed the initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange.

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan Bio-diesel Energy Co., Ltd., a wholly foreign-owned enterprise established in China on May 13, 2005, or Fujian Gushan;

•

Handan Gushan Bio-sources Energy Co., Ltd., formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a Sino-foreign joint venture established in China on May 15, 2003, or Handan Gushan, which we acquired on June 1, 2005;

•	Beijing Gushan Bioenergy Company Limited, a wholly foreign-owned enterprise established in China on August 17, 2006, or Beijing Gushan; and

•	Shanghai Gushan Bio-sources Energy Co. Ltd., a wholly foreign-owned enterprise established in China on December 18, 2006, or Shanghai Gushan.

We have established and plan to conduct operations in Chongqing and Hunan through, the following subsidiaries in China:

•	Chongqing Gushan Bio-Sources Energy Co., Ltd., a wholly foreign-owned enterprise established in China on January, 24, 2008, or Chongqing Gushan; and

•	Hunan Gushan Bio-Sources Energy Co., Ltd., a wholly foreign-owned enterprise established in China on January 14, 2008, or Hunan Gushan.

See Item 4.C, “Organizational Structure” for further information.

Our principal executive offices are located at No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, People’s Republic of China. Our telephone number at this address is (86 591) 8385–9133 and our fax number is (86 591) 8385–9105. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is (345) 945-3901. Our Hong Kong office is located at Room 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Central, Hong Kong. Our telephone number at this address is (852) 2587-7212 and our fax number is (852) 2587-7199.

Investor inquiries should be directed to us at the address and telephone number of our Hong Kong office set forth above or to our investor relations agent, Hill & Knowlton, Inc., located at 909 Third Avenue, New York, NY 10022. Our website is www.chinagushan.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

B. Business overview

Overview

We are the largest biodiesel producer in China as measured by annual production capacity, according to Frost & Sullivan, a market research and consulting firm. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. We have experienced substantial growth in recent years. Our aggregate annual biodiesel production capacity increased from 70,000 tons in 2005 to 170,000 tons and 190,000 tons as of December 31, 2006 and 2007, respectively. We target to increase our annual production capacity to 400,000 tons by the end of 2008. We produced and sold 61,119, 158,994 and 182,969 tons of biodiesel for the years ended December 31, 2005, 2006 and 2007, respectively.

Our revenues and net income increased substantially during the same period. We generated revenues of RMB360.8 million, RMB824.5 million and RMB1,008.1 million (US$143.8 million) for the years ended December 31, 2005, 2006 and 2007, respectively, representing a compound annual growth rate, or CAGR, of 67.2%. We achieved net income of RMB152.5 million, RMB332.8 million and RMB230.3 million (US$32.8 million) for the years ended December 31, 2005, 2006 and 2007, respectively, representing a CAGR of 22.9%. We recorded a one-time, non-cash interest expense in an aggregate amount of approximately RMB108.9 million (US$15.5 million) upon the conversion of our 2006 Notes in connection with our initial public offering in December 2007. As a result of this interest expense, our net income for 2007 decreased compared to our net income for 2006.

We produce biodiesel and by-products of biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Biodiesel is a renewable, clean-burning and biodegradable fuel produced from a variety of feedstocks, such as vegetable oil, animal fat and recycled cooking oil. Biodiesel is used to fuel a wide range of diesel engines, typically after blending with diesel, including diesel engines found in trucks, mass transit vehicles, marine vessels and generators. The by-products of our biodiesel production have numerous commercial applications in the food, pharmaceutical and manufacturing industries.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained two patents in China, one for a biodiesel manufacturing method we invented and the other for a method of producing certain by-products, and we have five pending patent applications in China relating to methods of producing biodiesel and different types of by-products of biodiesel production. We have invented a biodiesel manufacturing method for which we filed a patent application on April 25, 2008 with the United States Patent and Trademark Office. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our leading position in the biodiesel industry in China.

We sell our products in China to direct users, including marine vessel operators, in addition to petroleum wholesalers and individual retail gas stations. Our solid reputation in the biodiesel industry in China, together with our established track record for consistently providing products in large quantities, have enabled us to expand our customer base by retaining existing customers and acquiring new customers.

We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire the raw materials supply for each of our production facilities primarily from local suppliers. Our ability to acquire significant quantities of raw materials and make prompt payments has enabled us to establish strong relationships with our suppliers. These relationships and the ability of our facilities to use a range of different types and grades of raw materials in turn have allowed us to leverage our purchasing power and secure raw materials on favorable pricing and delivery terms.

We currently operate five production facilities, located in Beijing, Shanghai, Sichuan, Hebei and Fujian in China. Our aggregate annual biodiesel production capacity has increased substantially from 10,000 tons in 2001 to 290,000 tons as of the date of this annual report. We target to increase our annual biodiesel production capacity to 400,000 tons by the end of 2008 by completing the construction of our new production facilities in Hunan and Chongqing, and expanding capacity at our Beijing plant. The following map sets forth the locations of our existing and planned production facilities:

Our Strengths

We believe that the following strengths have contributed to our competitive position in China:

Largest biodiesel producer in China with early-mover advantage

According to Frost & Sullivan, we are presently the largest biodiesel producer in China, as measured by annual biodiesel production capacity. Our current annual biodiesel production capacity is 290,000 tons. We target to increase our annual biodiesel production capacity to 400,000 tons by the end of 2008 through expansion into Hunan and Chongqing and by expanding the capacity of our current facility in Beijing. We believe we were among the first companies in China to produce biodiesel on a commercial scale, and this early-mover advantage in China and our reputation for high quality products has assisted us to establish numerous strong customer and supplier relationships and expand our relationships with our existing customers. We believe we are well positioned to leverage our increasing scale, expand our customer base and meet China’s growing demand for biodiesel and related chemical by-products.

Efficient proprietary production technology

We pursue technological improvements to our manufacturing processes through our strong in-house development team and have obtained an invention patent for our biodiesel manufacturing process. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. Our combination of trade secrets and proprietary production technology enables us to use lower-grade, lower-cost feedstock, including vegetable oil offal and used cooking oil, as compared to the high-value food-grade vegetable oils. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. We have entered into long term supply contracts of three years in duration with certain of our suppliers in order to enhance the reliability of our supply network. Through innovation and further production efficiencies, we believe our emphasis on research and development will enable us to maintain and expand our leading position in the PRC biodiesel industry.

Reliable supplier network for low cost raw materials

We use several suppliers for each production facility. We believe many of our suppliers prefer to sell raw materials to us due to our track record for prompt payment as well as our ability to accept large quantities of raw materials. There is a high incentive for such collecting agencies to sell to us as we provide them with a legitimate channel for the disposal of used cooking oil and vegetable oil offal. Our reputation as a dependable counterparty enables us to obtain a stable and low-cost supply of raw materials for our production facilities. Our long-standing supplier relationships provide us with a competitive advantage in China, and we intend to broaden these relationships to parallel our efforts to increase the scale of our production facilities, thereby maintaining a diverse supplier network while leveraging our purchasing power to obtain favorable pricing and delivery terms.

Rigorous quality control standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process. We concentrate our product focus on biodiesel and related by-products with an emphasis on maintaining efficient manufacturing processes to ensure high-quality products. Since April 2004, our Sichuan plant has maintained ISO9001:2000, a certification of quality management systems maintained by the International Organization of Standardization and administered by certification and accreditation bodies. According to an August 2006 report of SGS Group, an independent inspection and testing company, biodiesel produced by us satisfied the European biodiesel standard, EN 14214, which is generally perceived as one of the most stringent standards in the world. We believe these testing results demonstrate our commitment to producing high-quality biodiesel as well as providing us with a competitive advantage over certain domestic competitors in the event China implements stricter fuel-quality standards in the future.

Strong execution capabilities

We have a proven ability to establish and quickly ramp up production at facilities in strategic locations across China. Our proprietary production technology can be replicated in multiple geographic locations, thereby enabling us to leverage our technological know-how to establish production facilities located across China. After commencing operations in Sichuan in 2001, we built a new production line in Sichuan in 2004, acquired Handan Gushan in 2005, completed a new production facility in Fujian in 2006, completed another new production line in Sichuan in 2007 and completed new production facilities in Beijing and Shanghai in 2008. In addition to these expansions, in 2008 we plan to commence production in Chongqing and Hunan, as well as expand production at our new production facilities, thereby expanding our annual biodiesel production capacity to 400,000 tons. We believe our strong track record for successful production capacity expansions and well-developed supplier network enhance our ability to complete these planned expansions.

Experienced management and operations teams with local market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. Mr. Jianqiu Yu, our founder, principal executive officer and chairman, has extensive experience managing and operating companies in the petrochemical industry and has received numerous awards from PRC authorities for his contributions to related technology. We believe our management team’s in-depth knowledge of the biodiesel market in China will enable us to formulate sound expansion strategies into geographic areas conducive to our procurement of raw materials in sufficient quantities and at favorable prices. In addition, we believe our management team’s strong track record will enable us to take advantage of market opportunities.

Our Strategies

We intend to maintain and expand our leading position in the PRC biodiesel industry while maximizing shareholder value and pursuing a growth strategy that includes:

Increasing our production capacity and expanding strategically to additional locations in China

We believe we established the first large-scale production facility for biodiesel in China in 2001. Currently, we have an aggregate annual biodiesel production capacity of 290,000 tons. In addition to increasing our production capacity in Sichuan, we intend to commence commercial biodiesel production in Chongqing and Hunan in 2008. Completion of these planned production facilities, along with expansion at our planned production facilities, will increase our aggregate annual biodiesel production capacity to 400,000 tons as well as expand our geographic reach within China and improve our ability to distribute our products to our customers. We believe our expansion strategy will enable us to benefit from continued growth in overall energy demand in China as well as to capture a greater market share in the relatively young biodiesel industry. To position us for future overseas distribution and to provide the opportunity to diversify our supplier and customer network to include overseas suppliers and customers in other parts of the PRC, we have strategically located our Fujian and Shanghai production facilities near major ports, thereby providing access to global shipping routes and access to international markets.

Strengthening our relationships with key customers and diversifying our customer base

We intend to strengthen our existing relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and use our existing customer network and strong industry reputation to expand geographically to strategic locations across China. We plan to increase our sales service personnel to further expand our supplier and customer base and to provide increased coverage of the biodiesel market. In addition, we plan to continue our research and development of biodiesel by-products, as well as commercial applications of such by-products, to further expand our customer base. To assist our efforts, we intend to continue to use customer feedback to improve our service quality and strengthen our long-term customer base.

Focusing on production efficiency and product development

We plan to continue to enhance the efficiency of our biodiesel production processes through additional investment in our in-house research and development capabilities. We intend to continue improving our production technology to enhance our leadership position in the PRC biodiesel industry. We have established a centralized research and development center to further strengthen our research abilities and develop new products as well as to develop more efficient and lower cost manufacturing processes. For example, we are developing new processing methods and new fuel additives in an attempt to reduce our operating costs while diversifying our product offerings. In addition, we continue to research the commercial applications of other by-products generated during biodiesel production.

Enhancing marketing efforts

We plan to increase our marketing and branding activities for our biodiesel and other products as well as to increase public awareness of biodiesel as an environmentally friendly alternative to petroleum-based fuels. We intend these marketing efforts to leverage our strong relationships with existing customers, which we believe will give us the ability to market our biodiesel and other products to prospective customers more effectively. We have established a biodiesel promotion center at our Fujian plant for the purpose of demonstrating and promoting our biodiesel and to enhance public knowledge and awareness of biodiesel. We believe our plans to expand our sales and marketing network will provide a key advantage as we expand our geographic presence across China.

Our Products

Our biodiesel production process generates biodiesel and the by-products of biodiesel production, such as glycerine, a distillation residue of biodiesel production known as plant asphalt, erucic acid and erucic amide, which have numerous commercial applications. Our products include:

•	Biodiesel. A renewable, clean-burning and biodegradable alternative to diesel, which can be used to power a wide range of diesel vehicles, including trucks, mass transit vehicles and marine vessels;

•

Glycerine and refined glycerine.    A colorless, odorless, nontoxic liquid with numerous uses, including use in foods and beverages, for example, as a preservative, sweetener or softening agent, in pharmaceuticals, for example, as a lubricant, alcohol substitute or expectorant, as a paint dissolving solvent, and in personal care products, for example, in soap, shampoo and lotion. Refined glycerine has a higher level of purity than glycerine;

•	Plant asphalt. As fuel for boilers, casting plaster and a stain remover;

•

Erucic acid. A fatty acid that can be extracted from rapeseed and used in the production of lubricants and polyesters, for example, in skin and health care products, plastic photographic film manufacturing processes and as a transmission fluid additive;

•	Erucic amide. An anti-felt, anti-static agent for fabrics and a plastics lubricant; and

•	Stearic acid. A fatty acid used in making plastics, soaps, cosmetics and candles.

The properties of the raw materials we use at our particular plants determine our product mix at our respective production facilities. Although our by-products do not enjoy comparable demand to biodiesel, in general, they generate greater profit margins than our biodiesel.

Many of our customers mix the biodiesel they purchase from us with their own diesel. The following table sets forth information regarding our biodiesel and by-products sales volumes for the periods indicated:

	Year ended December 31,
	2005		2006		2007
	Sales volume	% of total	Sales volume	% of total	Sales volume	% of total
	(in tons)	sales volume	(in tons)	sales volume	(in tons)	sales volume
Biodiesel	61,119	75.7	158,994	88.1	182,969	89.2
By-products	19,632	24.3	21,479	11.9	22,134	10.8

Total	80,751	100.0	180,473	100.0	205,103	100.0

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil, which are widely available in China, as the primary raw materials for our manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to relatively higher-grade, higher-cost feedstock. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase.

According to Frost & Sullivan, in 2007, the domestic supply of vegetable oil totaled approximately 23.9 million tons, of which approximately 14.7 million tons were produced domestically and approximately 9.2 million tons were imported. According to Frost & Sullivan, the amount of collectible used cooking oil and vegetable oil offal is estimated at 2.2 million tons by 2008 in China. Moreover, recycling of vegetable oil offal and used cooking oil carries additional environmental benefits as disposal without proper processing can be hazardous.

To secure adequate raw materials supplies and minimize purchasing costs, we use one to two main feedstock suppliers and several secondary suppliers for each production facility. We sometimes enter into contracts of up to one-year in duration with our suppliers that set forth the purchase volume but not the pricing terms. We also use purchase orders or enter into long-term supply contracts of approximately three years in duration with certain of our suppliers. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal and used cooking oil used in our operations:

	Year ended December 31,
	2005	2006	2007
	(in tons)	(in tons)	(in tons)
Vegetable oil offal	114,966	159,782	97,960
Used cooking oil	4,473	50,582	137,740

Total	119,439	210,364	235,700

As we expand our operations to new strategic locations in China, we expect the usage ratio of used cooking oil to increase because used cooking oil is more readily available in these expansion areas. Unlike vegetable oil offal, used cooking oil produces comparatively lower quantities of our by-products. By utilizing a greater percentage of used cooking oil as a portion of our raw materials, we expect the percentage of revenues contributed by by-products to decrease.

We secure supplies of vegetable oil offal from vegetable oil producers near our production facilities through local privately owned collecting agencies. The raw material suppliers for used cooking oil are also local collecting agencies that collect used cooking oil from restaurants and other sources. We typically purchase methanol from suppliers with whom we enter into one-year supply contracts or purchase orders to fulfill our methanol requirements. Our suppliers typically deliver raw materials directly to us. Under our typical terms with our suppliers, we settle payments within 30 days. To ensure adequate supplies and to better support the working capital needs of the raw materials collecting agencies, we have sought to settle our payables with our raw material collecting agencies over a shorter period of time, typically three to seven days, or in the form of prepayment.

For 2005, 2006 and 2007, our five largest suppliers represented 62.1%, 60.3% and 56.2% of our total cost of revenues, respectively. For the year ended December 31, 2007, three suppliers represented more than 10% of our cost of revenues. Sichuan Santai Sanyi Chemical Industry Co. Ltd., Fuqing Gaojian Cereal and Oil Trading Co., Ltd. and Fuzhou Development Zone Jianhong Waste Oils Recycle Co., Ltd. each represent 18.7%, 11.4% and 10.4% of our cost of revenues, respectively. As we expand our production facilities to other regions in China, we expect our purchases from our largest suppliers as a percentage of our total purchases to decrease.

Manufacturing

Production process

Our production method utilizes production technologies for which we have applied for patents. The following chart illustrates our manufacturing process:

We begin the production process by purifying raw materials, which are typically already acidified when purchased by us. We filter the acidified oil, after which it is stored and allowed to settle before entering our production process. We then continuously dehydrate the raw materials by vacuum and reduce the water content in the raw materials to less than 0.2%. The dehydrated raw materials are then blended with methanol. Transesterification (the process by which vegetable oil is combined with methanol to produce biodiesel and glycerine) of the raw materials then take place in a reactor tower under heat and pressure. Water is removed from the reaction at the bottom of the methanol recovery tower. Methanol is then recycled at the top of the tower back to the reactor for further reaction. The resulting material is then dehydrated in a precipitator for continuous distillation at lower pressure in a distillation tower to produce biodiesel.

We collect the by-product glycerine during the transesterification process. We produce plant asphalt and erucic acid during the distillation process. To produce erucic amide, we hydrolyze erucic acid to produce erucic, which is then combined with amine and catalysts to produce erucic amide following purification.

We believe our manufacturing process is innovative and cost-effective. Our production process does not require the use of catalysts. Our process utilizes low cost raw materials, namely vegetable oil offal and used cooking oil, and adopts continuous vacuum dehydration, which reduces the water content level of raw materials to less than 0.2%. In addition, our specially designed compact structure can quickly remove the water produced during the reaction and our medium-pressure continuous esterification tower can be scaled for industrial mass production.

Quality Control

We apply rigorous quality control standards and have implemented safety procedures at all of our production facilities. In April 2004, our Sichuan plant obtained ISO9001:2000 international quality management standard certification and we have strictly abided by the requirements for maintaining this certification.

Currently, there is no mandatory national standard in China for biodiesel quality. On May 1, 2007, the General Administration of Quality Supervision, Inspection and Quarantine of China and the committee of the Standardization Administration of China implemented recommended standards for biodiesel blend stock (BD100) for diesel engine fuels. We set our own biodiesel production standard based on EN14214, the European

Biodiesel Standard, and the National Light Diesel Standard. According to a report of SGS Group, an independent inspection and testing company, as of August 2006, biodiesel produced by us satisfied the EN 14214 production standard, which is generally perceived as one of the most stringent standards in the world.

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our production facilities.

Customers

Our biodiesel customers are based in China and can be classified into three major groups: direct users (including chemical companies), petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators and factories. Petroleum wholesalers purchase biodiesel from us for subsequent distribution to individual gas stations. Petroleum wholesalers include local subsidiaries of state-owned enterprises or privately owned companies. Beginning in March 2008, we also commenced sales of some of our biodiesel products to chemical companies at higher average selling prices than our other customers. These customers use our biodiesel to produce a variety of products, including elasticizers, surfactants, alkyd resin, leather greasing agents and anticoagulants.

The following table sets forth the percentage of our revenues by our three principal groups of biodiesel customers for the periods indicated:

Customer	2005	2006	2007
Direct users	54.4%	68.2%	47.6%
Petroleum wholesalers	26.4%	13.4%	34.2%
Individual retail gas stations	19.2%	18.4%	18.2%

We adopt similar credit policies and sales, marketing and distribution strategies across these three groups of customers. We usually sign sales contracts for a term of approximately one year with our customers for biodiesel and approximately one year or less with our customers for by-products. The total sales volume, the pricing, product specifications, the delivery schedule and the method of delivery are agreed and set out in the sales contracts. Typically, we sell our biodiesel at a slight discount of approximately RMB30 (US$4.3) to RMB100 (US$14.3) per ton to the local retail market prices for diesel products. However, in recent months we have offered little or no discount as compared to local retail diesel prices as the demand for biodiesel continued to increase. In most cases, customers will arrange their own delivery from our facilities to their own locations. We set the payment methods depending on our business relationship, customers’ credit records and the current market conditions. We occasionally provide our customers with 30-day credit terms.

Our by-products customers are based in China and include direct customers and chemical trading companies. Direct customers include manufacturers in various industries, for example, the foundry industry, pharmaceutical industry and food industry. We price our by-products by reference to prevailing market prices for such products. Our management and sales executives monitor the prices of these products and consider various factors, including prices being offered by our competitors, purchase order volumes and seasonal factors when they set our product prices.

For 2005, 2006 and 2007, our five largest customers contributed 28.9%, 37.1% and 24.3% of our total revenues, respectively, while our largest customer contributed 9.1%, 14.4% and 8.7% of our total revenues, respectively. In 2007, Xiapu Sansha Baoyinlai Seining Co., Ltd. and Fujian Xiapu Xinshengxiang Fishery Development Co., Ltd. accounted for 8.7% and 7.2% of our total revenues, respectively.

Sales

We conduct all of our sales through direct sales by our own sales personnel located in Beijing, Sichuan, Hebei and Fujian. We sell our biodiesel mainly to customers located in close proximity to our production facilities. Our by-products are mainly sold to chemical plants and other companies.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Most of our customers pick up our products directly from our production facilities. Our products are typically transferred by pipeline to trucks at our facilities. At our Fuzhou facility, we are in the process of building port facilities to facilitate delivery of our products and receipt of raw materials by sea in the future.

Intellectual Property

Our manufacturing processes are based on technology substantially developed in-house by our research and development and engineering personnel. We rely on a combination of patents, trademarks, domain names and confidentiality agreements to protect our intellectual property. We require all members of our senior management and our key research and development personnel to sign agreements with us which stipulate, among other things, confidentiality obligations and restrictions on the assignment of intellectual property.

One of our biodiesel production processes is protected by an invention patent (patent no. ZL021335915) granted by the State Intellectual Property Office of the PRC and effective as of August 7, 2002. The term of this patent is 20 years from August 7, 2002. This patent is held by Sichuan Gushan, which has licensed the patent to our other subsidiaries.

On January 23, 2008 one of our invention patent applications was approved by the State Intellectual Property Office of the PRC. This patent has a term of 20 years starting from March 9, 2005. This patent is held by Sichuan Gushan. Currently, we have no foreign patents. We also have five pending patent applications that have been filed in China involving technologies for producing new fuel additives, and erucic acid and fatty acid.

We are currently using the registered trademark “GS ” for our biodiesel. The mark is owned by Sichuan Gushan, which has licensed the trademark to our other subsidiaries. We have registered trademarks for “ ”, “Gushan” and “Gushan ” in Hong Kong. We are not aware of any material infringement of our intellectual property rights.

On April 25, 2008, we also filed a patent application with the United States Patent and Trademark Office for a biodiesel manufacturing method that we invented.

Competition

We believe the principal competitive factors for biodiesel producers in China are as follows:

•	Pricing. A producer’s ability to control and flexibility over the pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

•	Technology. A producer’s ability to produce biodiesel and by-products efficiently and to utilize low-cost raw materials; and

•

Barriers to entry.    A producer’s technical knowledge, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities.

The biodiesel industry is still at an early stage in China and we have thus far experienced limited competition from domestic biodiesel producers. Our competitors include China Biodiesel International Holdings, East River Energy Resources, SINOPEC, CNOOC, and PetroChina and domestic manufacturers that are currently in the development stage of biodiesel production.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market. We believe that there are no foreign competitors with a material presence in the biodiesel industry in China. However, it has been reported that certain Malaysian producers have recently expressed interest in establishing biodiesel production facilities in China and that they will likely use imported Malaysian palm oil as a feedstock. The biodiesel industry in China may be more competitive due to competition from overseas manufacturers in the future.

As the largest biodiesel producer in China, as measured by biodiesel production capacity, with an early-mover advantage and strong business relationships, we believe that we are able to differentiate ourselves from our competitors. Nevertheless, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local customers, may be able to secure a significant market share in regions where we currently do not have operations. Further, our international competitors may have comparatively greater financial and research and development resources. Any increase in the number or size of competitors may affect our competitive position in the biodiesel market and our overall performance and profitability.

Facilities

We both own and lease properties for our operations. We own or expect to obtain land use rights to a total of 235,647 square meters of land for all of our existing plants and plants under construction. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located on premises comprising approximately 3,600 square meters in an office building in Fuzhou, China. This leasehold interest will expire on September 30, 2008, subject to renewal.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We also maintain insurance for our projects under construction, plants, machinery, equipment, inventories and motor vehicles. We maintain very limited product liability insurance for our biodiesel products.

Environmental Matters

Given the nature of our business, we generate waste water, exhaust fumes and noise during our production process. We have implemented a comprehensive set of environmental protection measures to treat emissions generated during our production process to minimize the impact of our production process on the environment. These measures include the following:

•

waste water:    waste water processed by our facilities meets the national standard for discharge. To conserve water resources, we also recycle and reuse waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waster water into the environment;

•

exhaust fumes:    we generate exhaust fumes during our production process. Exhaust fumes generated during our production process are filtered to reduce dust, sulfur dioxide, TSP, NOX and organic elements. In each case, exhaust fumes are treated to comply with national air quality standards; and

•

noise:    we generate noise through the operation of our heating, ventilation and pumping systems. We typically reduce the noise generated by these activities to a range of 60dB to 80dB by employing various noise reduction measures that comply with applicable law.

All of our products meet the relevant requirements under PRC laws and we have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority. See Item 3.D, “Key Information—Risk Factors—Failure to comply with environmental regulations could harm our business.”

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

In June 2008, our audit committee was notified by our Independent Registered Public Accounting Firm, KPMG, that they received anonymous e-mails from a purported shareholder alleging, among others, that our unaudited financial statements for the fourth quarter ended December 31, 2007 and first quarter ended March 31, 2008 understated our cost of raw materials. The audit committee undertook what it believes to be appropriate measures to address these allegations, including requesting our internal audit department to investigate such allegations. As a result of these investigations and other internal inquiries, our audit committee did not find any basis for these anonymous allegations. However, we cannot assure you that further allegations will not be made, or that persons making such allegations or claims will not make such allegations and claims public. Any such allegations or claims require our board of directors and management to expend significant resources to investigate and take other appropriate actions, and addressing such allegations could divert the attention of our board of directors and management. If any of these allegations or claims is publicly made, it may cause us to suffer from negative publicity, which may have a material and adverse impact on the trading price of our ADSs. In addition, any litigation resulting from these allegations or claims may divert the attention of our management and result in significant costs, thereby resulting in a negative impact on our financial condition and results of operations.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

On November 30, 2004, the NDRC and the Ministry of Commerce of the PRC jointly promulgated a revised Catalogue for Guiding Foreign Investment in Industries, which came into effect on January 1, 2005. The catalogue lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. Pursuant to the catalogue, the comprehensive utilization and disposal of exhaust gas, discharge liquid, and waste residue, and the technology for recycling and comprehensive utilization of resources, fall within the encouraged category. Our PRC counsel, Chen & Co. Law Firm, is of the opinion that our business falls within the encouraged category under the catalogue.

On October 31, 2007, the NDRC and the Ministry of Commerce jointly promulgated a further revised Catalogue, which came into effect on December 1, 2007 and supersedes the catalogue promulgated on November 30, 2004. Pursuant to the catalogue promulgated on October 31, 2007, although the comprehensive utilization and disposal of exhaust gas, discharge liquid, waste residue, and the technology for recycling and comprehensive utilization of resources still fall within the encouraged category, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry. A foreign-invested enterprise engaged in such biodiesel production therefore must be majority owned by PRC citizens or entities because foreign investment in such biodiesel production is restricted.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the new catalogue, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the new catalogue. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the new catalogue. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. Law Firm is of the opinion that only biodiesel production businesses established after December 1, 2007 or existing biodiesel production businesses that require new approvals from the Ministry of Commerce or its local branch in order to, for example, increase registered capital or conduct an equity transfer would be classified within a restricted industry.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the new catalogue. See Item 3.D, “Key Information—Risk Factors—If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from and to control our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.”

Government Incentives and Regulations

In light of the rapid growth of the PRC economy and rising consumption of energy, the PRC government increasingly encourages the development and use of renewable energy resources. According to the Medium and Long Term Development Plan, the share of renewable energy used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. The PRC government expects that the renewable energy sector in China will experience rapid expansion in the next few years.

The Law of Renewable Energy Resources of China

The use of renewable energy sources has gained widespread support from the PRC government. The “Eleventh Five-Year Plan” encourages the development of petroleum substitutes, including bioliquid fuel.

The newly amended Energy-Saving Law of China which came into effect on April 1, 2008 also encourages the development and utilization of petroleum substitutes.

Pursuant to the Law of Renewable Energy Resources, which came into effect on January 1, 2006, the PRC government encourages the manufacturing and application of bioliquid fuel, and mandates petroleum-selling enterprises to include bioliquid fuel that meets the national standards into their fuel-selling system. If any petroleum-selling enterprise fails to do so, such petroleum-selling enterprise will be liable for the economic loss suffered by the manufacturers of bioliquid fuel. Financial institutions may provide government-subsidized interest loans to renewable energy projects which fall within the National Guidance Catalogue for Renewable Energy Resources Industry Development and meet relevant credit requirements.

The Law of Renewable Energy Resources also provides that the PRC government shall set up a special fund for the development of renewable energy resources, or the Special Fund. The Ministry of Finance issued the Temporary Regulation on the Management of the Special Fund for the Development of Renewable Energy Resources on June 16, 2006, which came into effect on May 30, 2006. Pursuant to this regulation, the Special Fund shall mainly provide assistance to the development and use of renewable energy resources, including petroleum substitutes.

The Implementation Opinion on Financial and Taxation Supportive Policy for the Development of Bioenergy and the Biochemical Industry was issued jointly by the Ministry of Finance, National Development and Reform Committee, Ministry of Agriculture, State Administration of Taxation, and State Forestry Administration on September 30, 2006. The Implementation Opinion proposed various supportive policies for enterprises engaging in the bioenergy and biochemical industries, including government subsidies and preferential tax treatment.

As of the date of this annual report, no further implementing rules with regard to these policies have been promulgated at the national level.

The Newly Established National Biodiesel Standard in China

On January 5, 2007, the General Administration of Quality Supervision, Inspection and Quarantine and the State Standardization Supervision Committee jointly promulgated the National Standard of Biodiesel Blend Stock (BD100) for Diesel Engine Fuels, or the National Biodiesel Standard (B100), which took effect as of May 1, 2007. To our knowledge, currently the National Biodiesel Standard is deemed to be a recommended standard, which biodiesel manufacturers are encouraged to comply with pursuant to relevant laws and regulations.

Stringent Standards for the Disposal of Used Cooking Oil

Under the Rules on the Management of Waste Grease for Food Producers promulgated on April 15, 2002, food producers must sell used cooking oil to waste grease processing entities or waste collection entities rather than discharging used cooking oil into the environment or reusing it for human consumption. Any entity or individual that purchases waste grease for the purpose of using waste grease to process and sell food is subject to penalties by the regulatory authorities. Further penalties will be imposed for any harm suffered by consumers resulting from consumption of food prepared with used cooking oil.

The Food Hygiene Law of the PRC, which came into effect on October 30, 1995, imposes penalties on violations relating to food hygiene, including the suspension of food production by the violating entities.

Environmental Protection

We are subject to various PRC national and local environmental laws and regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Treatment of Water Pollution and its implementation rules, the PRC Law on the Prevention and Treatment of Air Pollution, the PRC Law on the Prevention and Treatment of Solid Waste Pollution, and the PRC Law on the Prevention and Treatment of Noise Pollution.

According to the PRC Environmental Protection Law, the State Environmental Protection Administration sets national pollutant emission standards and provincial governments may set stricter local standards which are required to be registered at the State Administration for Environmental Protection. Enterprises are required to comply with the stricter of the two standards.

The relevant laws and regulations generally impose discharge fees based on the level of emission of pollutants. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to rectify the activities causing environmental damage.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investments, loans or investments in securities outside China without the prior approval of SAFE.

Pursuant to the Foreign Currency Administration Rules, foreign-invested enterprises in China may purchase foreign exchange without approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant PRC government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investments, loans and investments in securities outside China are still subject to limitations and require approval from SAFE.

Dividend Distribution

The principal regulations governing the distribution of dividends by foreign-invested enterprises include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended;

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended;

•	The Company Law (2005);

•	The New Enterprise Income Tax Law (2007); and

•	The Implementation Rules on Enterprise Income Tax Law (2007).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their accumulated profits each year, if any, to fund certain statutory reserve funds unless such reserve funds have reached 50% of their respective registered capital. Sino-foreign equity joint ventures are required to set aside certain reserve funds, with the percentage of their accumulated annual profits to be set aside determined by their board of directors. These reserves are not distributable as cash dividends.

Withholding Tax in China

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, from January 1, 2008, foreign invested enterprises, such as our subsidiaries, and domestic companies are subject to EIT at a uniform rate of 25%, with certain exceptions. Also under the New EIT Law, from January 1, 2008, non-resident enterprises without an establishment or place of business in the PRC or which have an establishment or place of business in the PRC but whose relevant income is not effectively connected with the establishment or a place of business in the PRC, are be subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income such as dividends derived from sources within the PRC.

Under the China-HK Tax Treaty, dividends paid by an FIE in China to a direct holding company with resident status in Hong Kong are subject to withholding tax at a rate of 5%, provided that such foreign investor directly owns a minimum of 25% of the equity interest in the FIE. We believe that withholding tax at the rate of 5% applies to dividends paid by our FIEs in China to their direct holding companies incorporated in the British Virgin Islands because these holding companies are primarily managed and controlled in Hong Kong.

According to the Caishui 2008 Notice No. 1 released by the Ministry of Finance and the State Administration of Taxation, distributions of the pre-2008 earnings of a foreign-invested enterprise to a foreign investor in 2008 or after are exempt from enterprise income tax. Accordingly, our retained profits as at December 31, 2007 in our foreign-invested enterprises’ books and accounts will not be subject to withholding tax on future distributions.

Under the New EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. A “de facto management body” is defined as an organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret this definition. Notwithstanding the foregoing provision, the New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, given the short history of this law, it remains unclear as to the details of the qualifications required for such exemption and whether the dividends which our company receives from our PRC subsidiaries will be exempt from enterprise income tax if it is recognized as a PRC resident enterprise.

Moreover, under the New EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares if we are categorized as a PRC tax resident enterprise and if such income is paid from our PRC subsidiaries.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued on November 24, 2005. Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Notice 75 states that PRC residents, whether a natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term Chinese legal person residents as used in the Notice 75 refer to those entities with legal person status or other economic organizations established within the territory of China. The term Chinese natural person residents as used in the Notice 75 includes all Chinese citizens and all other natural persons, such as foreigners, that habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 clarifies further that the term Chinese natural person residents as used under Notice 75 refers to those Chinese natural person residents defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests. Chinese residents are required to complete amended registrations with the local SAFE branch upon (a) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (b) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or file with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. Under Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such dividends, profits or capital gains.

The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Please refer to Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs”.

C. Organizational Structure

Sichuan Gushan was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology Limited or Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands, or BVI. Since 2005, Carling Technology became the ultimate holding company of four additional subsidiaries in China, three of which were established by us (Shanghai Gushan, Beijing Gushan and Fujian Gushan) and one of which we acquired (Handan Gushan). In anticipation of a public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. On September 20, 2007, we underwent a reorganization pursuant to which the shareholders of Carling Technology subscribed to 123,820,000 of our ordinary shares in exchange for all of the outstanding shares of Carling Technology. Our proportionate ownership immediately after the reorganization and the proportionate ownership of Carling Technology before the reorganization remained the same, as Carling Technology was reorganized as our wholly owned subsidiary. We established Hunan Gushan and Chongqing Gushan, both wholly foreign-owned enterprises in China, on January 14, 2008 and January 24, 2008, respectively. On April 1, 2008, we acquired Eagle Sight Holdings Limited, or Eagle Sight, a newly established shell holding company incorporated in Hong Kong.

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plant and Equipment

Production Facilities

The following table sets forth certain information regarding our production facilities as of December 31, 2007:

	Sichuan(7)	Hebei	Fujian
Location	Santai, Mianyang, Sichuan	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian
Began construction	June 2001	May 2003	June 2005
Began production	December 2001	January 2004	February 2006
Capacity as of December 31, 2007(1)	Biodiesel: 60,000 tons	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons
2005 capacity utilization(2)	103% (biodiesel)	106% (biodiesel)	—
2006 capacity utilization(2)	93% (biodiesel)(3)	92% (biodiesel)(3)	113% (biodiesel)(4)
2007 capacity utilization(2)	94% (biodiesel)(5)	114% (biodiesel)	107% (biodiesel)(6)
Site Area	28,665 square meters	20,575 square meters	61,367 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production.
(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%.
(3)	In July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform a technology upgrade of our equipment.
(4)	In October 2006, we suspended production at our Fujian plant for approximately two weeks in order to perform a technology upgrade of our equipment.
(5)	In October 2007, we suspended production at our Sichuan plant for approximately two weeks in order to perform a capacity upgrade from 40,000 tons to 60,000 tons.
(6)	In October 2007, we suspended production at our Fujian plant for approximately two weeks in order to carry out maintenance operations
(7)	On May 12, 2008, the Sichuan province experienced a severe earthquake which caused a temporary interruption of power supply. The local government required us to suspend production at this facility for two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008.

In 2001, our Sichuan production facility began biodiesel production with an annual biodiesel production capacity of 10,000 tons, which we expanded in 2004 by building a new 30,000 ton biodiesel production line, increasing the annual biodiesel production capacity to 40,000 tons and production lines to produce erucic amide and stearic acid, a saturated fatty acid used to harden soaps. To further expand our operations and diversify our customer base, in 2004 we began to produce biodiesel at our Hebei production facility, which has an annual biodiesel production capacity of 30,000 tons. In 2006, we commenced biodiesel production in Fujian, with an annual biodiesel production capacity of 100,000 tons. In November 2007, we further expanded the production capacity of the Sichuan facility to 60,000 tons. In January 2008, we commenced biodiesel production in Beijing, with a current annual biodiesel production capacity of 50,000 tons, which we target to increase by another 50,000 tons by the fourth quarter of 2008. In June 2008, we commenced biodiesel production in Shanghai, with a current annual biodiesel production capacity of 50,000 tons, which we target to increase by another 50,000 tons by the fourth quarter of 2008.

Future production facilities

We are currently constructing production plants in Chongqing and Hunan. Both our Chongqing and Hunan plants are targeted to commence production in the fourth quarter of 2008 with an annual production capacity of 30,000 tons each.

Equipment Suppliers

Our production facilities use equipment and machinery manufactured by domestic PRC equipment vendors. We seek to ensure the quality of our equipment and machinery and safeguard our technical know-how by utilizing a small number of equipment vendors. Our equipment vendors have been supplying equipment and machinery to us for several years and we are satisfied with the quality of their products.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A., “Key Information—Selected Financial Data”, our consolidated financial statements and related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Forward Looking Statements”. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Our revenues and net income increased substantially in recent years. We generated revenues of RMB360.8 million, RMB824.5 million and RMB1,008.1 million (US$143.8 million) for the years ended December 31, 2005, 2006 and 2007, respectively, representing a compound annual growth rate, or CAGR, of 67.2%. We achieved net income of RMB152.5 million, RMB332.8 million and RMB230.3 million (US$32.8 million) for the years ended December 31, 2005, 2006 and 2007, respectively, representing a CAGR of 22.9%. We recorded a one-time, non-cash interest expense in an aggregate amount of approximately RMB108.9 million (US$15.5 million) upon the conversion of our 2006 Notes in connection with our initial public offering in December 2007. As a result of this interest expense, our net income for 2007 decreased compared to our net income for 2006.

The most significant factors that affect our financial condition and results of operations are:

•	economic conditions in China;

•	market price for diesel;

•	demand for, and market acceptance of, biodiesel;

•	production capacity;

•	supply and costs of principal raw materials; and

•	product mix and affect on gross margins.

Economic conditions in China

We conduct all of our operations in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China has experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 12.0% in GDP from 1997 through 2007. During the same period, domestic demand for and consumption of energy and energy products, including biodiesel products, has increased substantially as a result of the economic growth in China. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations.

Market price for diesel

We price our biodiesel based on the market price for diesel. Typically, we sell biodiesel at a slight discount of approximately RMB30 (US$4.3) to RMB100 (US$14.3) per ton as compared to local retail diesel prices. However, in recent months we have offered little or no discount as compared to local retail diesel prices as the demand for biodiesel has continued to increase. We believe biodiesel partially replaces or supplements diesel since biodiesel is often used on a blended basis with diesel. For these reasons, our products are affected by the market price and supply of diesel.

The market price for diesel is affected by the price for crude oil. As a result, changes in global prices of crude oil, any interruption in the supply of crude oil or any governmental regulation of the price of diesel may have a material effect on the selling price of our biodiesel products. Over the past three years, crude oil prices have fluctuated significantly. Nonetheless, the PRC diesel guidance prices described below historically have insulated the market price of diesel in China from short-term fluctuations in global crude oil prices.

The PRC government occasionally publishes guidance prices for diesel. These guidance prices typically set a range for the retail prices of diesel, and are generally followed by industry participants. Because biodiesel prices are affected by the price of diesel, these guidance prices tend to limit the range in which we can set prices for our biodiesel products. Over the past three years, these guidance prices have steadily increased. Most recently, as of June 20, 2008, the guidance price increased by RMB1,000 (US$142.6) per ton. Any material decrease in these guidance prices or delay in adjusting guidance prices despite any rapid increase in the crude oil price may have a material effect on the selling prices for our biodiesel products, which in turn may adversely affect our financial condition and results of operations.

Demand for, and market awareness of, biodiesel

China’s biodiesel industry remains in an early stage, with biodiesel production currently representing only a small portion of China’s annual diesel production. Our three principal groups of customers are direct users, petroleum wholesalers and retail gas stations. Direct users include marine vessel operators and factories, while petroleum wholesalers and retail gas stations generally distribute fuel that will be used in diesel-powered trucks and automobiles. Certain users, such as marine vessel operators, use biodiesel as a complete substitute for diesel, while others typically use a blend of 20% biodiesel and 80% diesel to fuel diesel trucks and automobiles. We believe demand for biodiesel will continue to grow as demand for diesel grows and as market awareness of biodiesel increases. In addition, PRC law and government policies encourage the development and utilization of renewable sources of energy. The consumption volume of biofuel in China is expected to further increase and the proportion of renewable energy consumption is expected to reach approximately 15% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We expect demand for our biodiesel products to increase continuously over time.

Production capacity

In order to capture the market opportunity for our products, we have expanded, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more biodiesel and related by-products to generate higher revenues. Our annual production capacity increased from 40,000 tons in 2004 to 70,000 tons in 2005 to 170,000 tons in 2006 and to 190,000 tons in 2007. We sold 61,119, 158,994 and 182,969 tons of biodiesel in 2005, 2006 and 2007, respectively.

We established our biodiesel plant with a capacity of 50,000 tons per year in Beijing in the first quarter of 2008. Our biodiesel plant in Shanghai with a capacity of 50,000 tons per year commenced operations in the second quarter of 2008. We also plan to expand the production capacity of our Beijing plant by 50,000 tons per year by the fourth quarter of 2008 and establish biodiesel plants with initial targeted capacities of 30,000 tons per year in each of our plants in Chongqing and Hunan in the fourth quarter of 2008. In November of 2007, we expanded the production capacity of our Sichuan plant by 20,000 tons. If we experience delays, interruptions or suspensions of our operations, such as for technology upgrades, or are unable to complete our planned increases in capacity, we may be unable to increase our revenues as expected. For example, in October of 2007, we suspended production for two weeks at our Fujian plant to carry out maintenance operations and for two weeks at our Sichuan plant to complete an expansion of our production capacity, resulting in decreased production for those periods. Further, on May 12, 2008, Sichuan province experienced a severe earthquake. As a result, our Sichuan facility experienced a temporary interruption of power supply and was required by the local government to suspend production for approximately two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008.

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials. We have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Our production facilities are able to process a range of different types and grades of raw materials, which allows us to use less costly grades of materials when available. However, the prices we have paid for raw materials have steadily increased. Between 2005 and 2007, for example, we experienced an increase in the average cost per ton of vegetable oil offal and of used cooking oil of 46.0%, from RMB1,284 to RMB1,874 (US$267.3). We believe that this increase in raw material cost is due in part to our suppliers’ perception that the raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China. Our operating costs may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use, if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and the general market, economic and regulatory factors including government policies with respect to agriculture and local supply and demand.

The prices of our raw materials vary according to the type and the grade of raw materials we use. The prices of our primary raw materials also vary from one region to another, which affects our cost of revenues in each region. For example, as of December 31, 2007, the market price of vegetable oil offal and used cooking oil in Fujian was comparatively higher than in other regions where we operated our plants due to a limited availability of low grade vegetable oil offal in Fujian. For the year ended December 31, 2007, our Fujian plant paid an average of RMB1,994 (US$284.4) per ton for vegetable oil offal and used cooking oil compared with RMB1,698 (US$242.2) per ton for our Sichuan plant and an average of RMB1,786 (US$254.7) per ton for our Handan plant. We anticipate that costs for our raw materials will also be higher in the larger cities where we have established and currently plan to establish operations, such as Shanghai and Chongqing, respectively. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. We expect the cost of raw materials to continue to increase gradually over time. The diesel guidance price may continue to increase over time; however, because any increase will be determined by the PRC government, the timing and magnitude of such increase may not correspond to increases in raw material costs. As a result, we anticipate that during certain periods of time our raw material costs will increase without a corresponding increase in the diesel guidance price, causing our margins to decrease during those periods.

Product mix and effect on gross margins

Our product mix affects our gross margin. In the past, we have realized a higher gross margin on sales of erucic acid, a major component of our by-products sales, than on sales of our biodiesel and our other by-products. Thus, when we sell a greater volume of erucic acid relative to sales of biodiesel, our aggregate gross margin has been positively affected. Further, while our biodiesel prices are largely based on the market price for diesel, we have greater pricing power for sales of erucic acid, which is not linked to diesel prices.

The quantity and type of by-products we produce are largely determined by the raw materials we use, and the raw materials we use are largely determined by the local raw materials that are available at each plant. For example, the raw materials we use in Sichuan contain rapeseed which is needed to produce erucic acid. However, the raw materials we use in Beijing, Shanghai, Fujian and Handan do not contain rapeseed, and we therefore do not produce erucic acid at these other locations. In the future, we anticipate the proportional contribution of erucic acid to our revenues to decline, as we anticipate that raw materials containing rapeseed may not be available in sufficient quantities in areas where we plan to expand production. Thus, we expect our gross margins will decrease as we expand into locations where raw materials containing rapeseed are not available.

Principal Income Statement Components

Revenues

Our revenues are derived from our sales of our biodiesel and by-products produced during the biodiesel production process, net of value-added taxes. Biodiesel revenues represented 62.1%, 84.7% and 83.9% of our revenues for 2005, 2006 and 2007, respectively, while the remainder was comprised of revenues from by-products.

The most significant factors that affect our revenues are sales volume and average selling prices. Our revenue collection practices generally consist of the collection of cash payment at the time of delivery. We extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2007 totaled RMB31.1 million (US$4.4 million), with less than RMB0.1 million (US$14,261.3) more than 30 days overdue. For 2005, 2006 and 2007, our five largest customers represented 28.9%, 37.1% and 24.3% of our total revenues, respectively. Our largest customer in 2005, Fuzhou Sanban Chemical Industry Co., Ltd, accounted for 9.1% of our revenues for 2005, and our largest customer in 2006 and 2007, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 14.4% and 8.7% of our total revenues for these periods, respectively.

Cost of revenues

Our cost of revenues primarily consists of direct material costs, and, to a lesser extent, depreciation cost and other overhead costs. Direct material costs, which are the cost of the raw materials that we use in the manufacturing of our products. We use vegetable oil offal and used cooking oil as the primary raw materials for our manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower- grade, lower-cost vegetable oil offal and used cooking oil, as compared to the relatively higher-grade, higher-cost feedstock. Direct material costs is the largest component of our cost of revenues, accounting for approximately 91.0%, 92.0% and 92.3% of our total cost of revenues for 2005, 2006 and 2007, respectively.

Gross profit

Our gross profit is determined primarily by the cost of raw materials and the cost of diesel. As discussed above and in the section titled “Supply and costs of principal raw materials,” our cost of raw materials has increased consistently since 2005, and we expect this trend to continue for the foreseeable future. At the same time, the cost of diesel in China has increased due to the general increase in oil prices world-wide, which has had a positive impact on the price of biodiesel, which is affected by the price of diesel. We expect that if the price of oil continues to rise, the PRC government will allow the price of diesel to appreciate through an increase in the diesel guidance price.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses, and research and development expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses include salaries and transportation expenses for our sales personnel, administrative staff costs and other benefits, depreciation of office equipment, professional service fees and other miscellaneous expenses related to our administrative corporate activities.

Our sales activities are conducted through direct selling by our internal sales staff. Since substantially all of our products are collected by our customers at or near our production facilities, our selling expenses have been relatively small as a percentage of our revenues. We incurred increases in our selling expenses generally due to the opening of new plants as new plant openings require increases in our number of sales personnel and expenses related to their direct selling activities.

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to our directors and executives. Our selling, general and administrative expenses will increase with the anticipated growth of our business and continued upgrades to our information technology infrastructure. We expect that in 2008 our selling, general and administrative expenses will also increase as a result of compliance, investor-relations and other expenses associated with being a publicly listed company following completion of our initial public offering in December 2007. In connection with share options that we granted to certain directors, executives and employees, we expect to incur an expense in an aggregate amount of RMB37.3 million (US$5.3 million) during 2008, which relates to the share options granted in July of 2006, December of 2007 and March of 2008. Prior to July 2006, we did not issue any share options to our employees or directors. We recorded share-based compensation expenses in the amount of approximately RMB6.2 million in 2006 and RMB10.2 million (US$1.5 million) in 2007. See “—Critical accounting policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with the executive which replaced the former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our company. The options will fully vest on June 15, 2008. As a result of the changes made to the vesting period, the new options are considered as a modification of the former options granted. There was no difference between the fair value of the new option and that of the old option immediately prior to such modification. The remaining unamortized share-based compensation as of the date of such modification will be recognized over a shorter period. As a result, the amount recognized in 2007 was increased by RMB0.7 million (US$0.1 million). See Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

Pursuant to our Share Option Plan, which was approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527 ordinary shares to certain directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share. We also granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to certain officers and employees on March 25, 2008. The exercise price is US$5.30 per ordinary share and we estimated the fair value of the option to be US$2.67 per option share. We recognize compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award. As of the date of this annual report, there is an aggregate of 5,017,183 ordinary shares issuable upon exercise of outstanding share options and there are 9,760,667 ordinary shares available for future issuance upon the exercise of future grants under our Share Option Plan.

See “Share Based Compensation” under the Notes to Consolidated Financial Statements for additional information with respect to the assumptions and methodologies we use in determining share-based compensation expenses.

Research and development expenses

Our research and development expenses primarily relate to costs incurred in connection with our former joint research and development programs with the Fujian Chemistry Science and Technology Research Institute and the Resource and Environmental Research Institute of Fuzhou University, and staffing costs related to our research and development activities. We recognize research and development expenses as they are incurred. See Item 5.C, “Operating and Financial Review and Prospects—Research and Development” for additional information with respect to our research and development policies.

Other income (expense)

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income.

During 2005 and 2006, we recorded interest expense relating to the 2005 Notes that we issued in 2005. During 2006, we also recorded interest cost relating to the 2006 Notes that we issued in 2006.

Interest cost incurred in 2005, 2006 and 2007 was RMB4.7 million, RMB21.5 million and RMB148.8 million (US$21.2 million), respectively, of which RMB1.6 million, RMB18.3 million and RMB39.9 million (US$5.7 million) was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2005, 2006 and 2007, respectively. The increase in capitalized interest from RMB18.3 million for the year ended December 31, 2006 to RMB39.9 million (US$5.7 million) for the year ended December 31, 2007 was due to the increase in construction expenditure mainly on our Beijing and Shanghai plants.

The 2005 Notes bore an interest rate of 10% per annum. The interest cost for the 2005 Notes was RMB3.9 million and RMB0.9 million in 2005 and 2006, respectively. On February 23, 2006 the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and Carling Technology Limited issued 18,570,000 of its ordinary shares.

The 2006 Notes were non-interest bearing; however, we have incurred interest cost upon subsequent amortization of the discount recorded in the allocation of proceeds to the fair value of the beneficial conversion feature. We valued the intrinsic value of the beneficial conversion option of the 2006 Notes at RMB176 million on the commitment date based on an estimated fair value of Carling Technology’s ordinary shares of RMB29.33 per share on the commitment date and an effective conversion price of RMB15.69 per share. The beneficial conversion feature, which is recognized as a discount to the notes with a corresponding increase to additional paid-in capital, is equal to the intrinsic value of the conversion feature represented by the excess of fair value of applicable shares over the effective conversion price at the commitment date. Over the period from the date of issuance to February 22, 2009, the stated redemption date, we amortize the discount attributable to the value of the beneficial conversion option using the effective interest method and record such amount as interest cost. As a result, we recorded interest cost of RMB20.5 million in 2006 and RMB39.9 million (US$5.7 million) in 2007, consisting of RMB19.6 million in 2006 and RMB38.1 million (US$5.4 million) in 2007 in amortization of the discount resulting from recognition of beneficial conversion option and RMB0.9 million in 2006 and RMB1.8 million (US$0.3 million) in 2007 in amortization of the issuance cost.

On November 30, 2007, two holders of our 2006 Notes converted a total of US$20.0 million of our 2006 Notes into 10,409,555 of our ordinary shares. The remaining outstanding US$5.0 million of our 2006 Notes were automatically converted into 2,602,388 of our ordinary shares upon the completion of our initial public offering. We recorded an interest expense of RMB108.9 million (US$15.5 million) in unamortized discounts in 2007 in connection with the conversion of our 2006 Notes. As a result of this one time non-cash recognition of interest expense, our 2007 net income decreased compared to our 2006 net income. See “Convertible Notes” under the Notes to Consolidated Financial Statements, included at the end of this annual report, for additional information regarding the assumptions and methodologies we use with respect to the convertible bonds.

We receive grants from the local government authorities in China from time to time. We received grants totaling RMB1.2 million, RMB4.1 million and RMB2.7 million (US$0.4 million) in 2005, 2006 and 2007, respectively. These grants are awarded by the government of Sichuan province on a non-exclusive basis to Sichuan-based corporate entities believed by the government to have made a positive contribution to the Sichuan province. To receive such a grant, a company must complete an application disclosing certain details, including its financial data and the number of its employees located in Sichuan province. These grants are not tied to any research and development arrangements and we are not aware of any restrictions on the use of such grants. Other than Sichuan Gushan, neither we nor any other of our subsidiaries have received any such grants from the Sichuan provincial government.

Income taxes

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in the Cayman Islands or British Virgin Islands. Under the current laws of Hong Kong, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in Hong Kong.

Prior to January 1, 2008, a non-foreign investment enterprise was subject to enterprises income tax, or EIT, at the rate of 33% of its taxable income and a foreign investment company established in the PRC was typically subject to EIT at the rate of 30% on national taxable income and local income tax at the rate of 3% of its taxable income. However, PRC state and local tax laws provide for certain tax holidays and preferential tax rates applicable to certain enterprises, industries and locations, and our subsidiaries in China have benefited from such tax holidays and preferential tax rates.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC, or the New EIT Law, which took effect on January 1, 2008. Under the New EIT Law, from January 1, 2008, foreign invested enterprises, such as our subsidiaries, and domestic companies are subject to EIT at a uniform rate of 25%, with certain exceptions.

The State Council of the PRC passed an implementation guidance note, or the Implementation Guidance, on December 26, 2007, which sets out details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, certain PRC enterprises of our company which have not fully utilized their five-year tax holidays will be allowed to continue to enjoy the full exemption from or a 50% reduction in income tax rate until expiry of the tax holiday, after which the 25% standard rate will apply.

In addition, under the New EIT Law, from January 1, 2008, non-resident enterprises without an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but whose relevant income is not effectively connected with an establishment or a place of business in the PRC, are subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income, such as dividends, derived and earned after January 1, 2008 from sources within the PRC. Under the China-HK Tax Treaty, dividends paid by an FIE in China to a direct holding company with resident status in Hong Kong are subject to withholding tax at a rate of 5%, provided that such foreign investor directly owns a minimum of 25% of the equity interest of the FIE. We believe that a withholding tax at the rate of 5% applies to dividends paid by our FIEs in China to their direct holding companies incorporated in the British Virgin Islands because these holding companies are primarily managed and controlled in Hong Kong. As of the date of this annual report, the Inland Revenue Department of Hong Kong has granted Carling Technology, one of our holding companies incorporated in the British Virgin Islands, a Certificate of Resident Status pursuant to the China-HK Tax Treaty. For further information, see Item 3.D, “Key Information—Risk Factors—The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our enterprise income tax rate.”

Sichuan Gushan was entitled to a preferential EIT rate of 15% for three years commencing January 2003 to December 2005. Following Sichuan Gushan’s conversion from a non-foreign investment enterprise into a wholly foreign-owned investment enterprise in 2005, under the FIE tax Law, Sichuan Gushan became entitled to EIT and local income tax exemptions for 2005, an EIT exemption for 2006 and a 50% reduction in EIT for the following three years. Sichuan Gushan is subject to an EIT rate of 15% and a local income tax of 3% for the period from January 1 to December 31, 2007 and a reduced unified EIT of 12.5% from January 1, 2008 to December 31, 2009. Thereafter, Sichuan Gushan’s EIT rate will be 25%.

Handan Gushan was also converted into a sino-foreign joint equity enterprise in 2005. As a result, Handan Gushan was also entitled to EIT and local income tax exemptions for the period of August through December 2005 and all of 2006 and was entitled to an EIT of 15% along with an exemption from local income tax for the period from January 1 to December 31, 2007 and a reduced unified EIT of 12.5% from January 1, 2008 to December 31, 2009. Thereafter, Handan Gushan’s EIT rate will be 25%.

Fujian Gushan is entitled to EIT and local income tax exemptions for two years starting in 2006 and will be, according to the Notice on the Implementation of Transitional Preferential Policies on Enterprise Income Tax, issued by the State Council on December 26, 2007, entitled to holiday EIT rates of 9%, 10% and 11% respectively for the tax periods from January 1, 2008 to December 31, 2010 and a reduced EIT rate of 24% under the transitional arrangement for the year ending December 31, 2011. Thereafter, Fujian Gushan’s EIT rate will be 25%.

Beijing Gushan and Shanghai Gushan were incorporated on August 17, 2006 and December 18, 2006, respectively, before the New EIT Law was passed on March 16, 2007. According to the New EIT Law, companies incorporated before the promulgation of the New EIT Law should be entitled to tax privileges which then prevailed. Therefore, Beijing Gushan and Shanghai Gushan are entitled to full exemption from EIT during the first two years starting with their first profitable years and a reduced unified EIT rate of 12.5% for each of the following three years. Thereafter, Beijing Gushan and Shanghai Gushan’s EIT rate will be 25%.

Chongqing Gushan was incorporated on January 24, 2008, after the New EIT Law was passed on March 16, 2007. Under the New EIT Law, Chongqing Gushan will be subject to EIT of 25% starting from its first operating year.

Hunan Gushan was incorporated on January 14, 2008, after the New EIT Law was passed on March 16, 2007. Under the New EIT Law, Chongqing Gushan will be subject to EIT of 25% starting from its first operating year.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect:

•	the reported amounts of our assets and liabilities;

•	the disclosure of our contingent assets and liabilities at the end of each reporting period; and

•	the reported amounts of revenues and expenses during each reporting period.

We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions and on our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider:

•	our selection of critical accounting policies;

•	the judgment and other uncertainties affecting the application of such policies; and

•	the sensitivity of reported results to changes in conditions and assumptions.

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Long-lived assets

We depreciate property, plant and equipment on a straight-line basis over their estimated useful lives. We assess annually the useful lives of property, plant and equipment and if the assessment differs from the original estimate, such difference will be accounted for prospectively over the remaining economic useful lives, beginning in the year including the change in estimate. We estimate the useful lives of property, plant and equipment at the time the assets are put into production and we base our estimates on our experience as well as any anticipated technological evolution that may render an existing asset obsolete more quickly and therefore accelerate the rate at which such asset depreciates. If technological changes were to occur more rapidly than anticipated, the useful life of the assets may need to be shortened, resulting in the recognition of increased depreciation in future periods.

We assess annually whether property, plant, equipment and other long-lived assets have an indication of impairment. We review long-lived assets, primarily consisting of property, plant and equipment and land use rights, for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. We determine recoverability of long-lived assets to be held and used by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, we recognize an impairment charge by the amount by which the carrying amount of the asset exceeds the fair value of the asset. We measure fair value by the asset’s discounted cash flows or market value, if readily determinable. For all the periods presented, no impairment of long-lived assets was recorded.

Valuation of share-based compensation

We account for share-based compensation under Statement of Financial Accounting Standard No. 123R (revised 2004), “Share-based Payment”, or SFAS No. 123R. Under SFAS No. 123R, we recognize share-based compensation as compensation expense in our income statement based on the fair value of share options, translated at historical exchange rate, estimated by using an option pricing model on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period).

The determination of fair value of share options requires making complex and subjective judgments about our projected financial and operating results. It also requires us to make certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

On July 6, 2006, our company entered into an agreement with one of our executives to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

On September 21, 2007, in connection with our reorganization, our company entered into a new employment agreement with the executive which replaced the former employment agreement, pursuant to which our company replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our company. The options will be fully vested at the earlier of 180 days after or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. As a result, there was no change in the share-based compensation expense to be recognized.

Our company has determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share, or US$2.5 million (RMB20.0 million) in the aggregate, assuming (i) an expected volatility of 40%; (ii) an expected dividend yield of 0%; (iii) a risk free interest rate of 5.145%; and (iv) an estimated value of the underlying ordinary shares of US$3.49 (RMB27.19) per share based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option. Our company recognizes compensation cost based on the grant date fair value over the period the executive is required to provide services in exchange for the award.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since our company did not have a trading history at the grant date, our company estimated the potential volatility of the ordinary share price by referring to the average volatility of these comparable companies because management believed that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of our company’s ordinary shares.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on July 6, 2006 we recognize in our consolidated financial statements. If the expected volatility of our company’s stock price was 30% per annum or 50%, compared to a volatility of 40%, the fair value of the share option would be US$2.4 million (RMB19.3 million) and US$2.6 million (RMB20.9 million), respectively.

Pursuant to the Share Option Plan approved on November 9, 2007, or the Share Option Plan, our company granted share options for the purchase of an aggregate of 867,527 ordinary shares to certain of our directors and officers on December 18, 2007. The exercise price is US$4.80 (RMB35.4) per ordinary share of our company, which was the initial public offering price. The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

Our company has determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share, or US$1.8 million (RMB13.3 million) in aggregate assuming (i) an expected volatility of 53.35%; (ii) an expected dividend yield of 0%; (iii) a risk free interest rate of 4.12%; (iv) the initial public offering price of US$4.80 per share as a fair value of the underlying shares on December 18, 2008; and (v) a suboptimal factor of 1.50. Our company recognizes compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award.

The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since our company did not have a sufficient trading history for valuation purposes at the grant date, our company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believed that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of our company’s ordinary shares.

The dividend yield of 0% was based on the average dividend yield of several listed companies in the renewable energy sector and the fact that the Company did not have any plan to declare any dividend as of the date of grant on December 18, 2007.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on December 18, 2007 that we recognize in our consolidated financial statements. If the expected volatility of our company’s stock price were 43.35% per annum or 63.35%, compared to a volatility of 53.35%, the fair value of the share options would be US$1.7 million (RMB12.5 million) and US$2.0 million (RMB14.8 million), respectively.

Convertible Notes

We have determined that the conversion feature embedded in the 2005 Notes and 2006 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion did not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes or 2006 Notes in a position substantially similar to a net settlement provision.

To the extent that there are detachable instruments or embedded beneficial conversion options provided within convertible notes, the fair values of the instruments are to be bifurcated to their component parts.

2005 Notes

We have determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to the non-detachable conversion feature embedded in the 2005 Notes since the effective conversion price of the 2005 Notes equaled the fair value of Carling Technology’s ordinary shares on the commitment date of RMB3.42 per share. The estimated fair value of Carling Technology’s ordinary shares at the commitment date was determined by us based on the per share issuance price of Carling Technology’s ordinary shares issued to an independent third party on the commitment date. On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and Carling Technology issued 18,570,000 of its ordinary shares. The carrying value of the 2005 Notes was RMB67.2 million, which included RMB4.8 million in accrued interest that was recorded as an increase to shareholders’ equity.

2006 Notes

We have determined that at the commitment date of February 23, 2006, the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175.9 million because RMB15.69 per share, the effective conversion price of the 2006 Notes, was less than RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date. The intrinsic value of the beneficial conversion feature of RMB13.64 per share, or RMB175.9 million in aggregate, was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. The estimated fair value of Carling Technology’s ordinary shares on the commitment date was determined based on the per share price of ordinary shares traded between several independent third parties near the commitment date. In addition, because the ultimate number of shares issued upon conversion was contingent, we determined any incremental intrinsic value of the conversion at the time the number of additional shares to be issued was known. On July 6, 2006, as a result of the issuance of share options by us, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3.52 million, which represents the additional 114,026 shares to be issued valued at RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date of February 23, 2006, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would have been recognized as interest expense upon redemption. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature amounted to RMB0.9 million and RMB19.6 million, respectively, for the year ended December 31, 2006 and RMB1.9 million (US$0.3 million) and RMB38.1 million (US$5.4 million), respectively, for the year ended December 31, 2007. In connection with our initial public offering, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and we issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes amounted to RMB179.3 million, net of issuance costs of RMB5.4 million, which was recorded as an increase to additional paid-in capital. We incurred a one-time, non-cash interest expense in the fourth quarter of 2007 in an aggregate amount of approximately RMB108.9 million (US$15.5 million) in connection with the conversion of the 2006 Notes. As a result of this interest expense, our net income for 2007 decreased compared to our net income for 2006.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of income and operating data and each item expressed as a percentage of our total net revenues:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Income Data
Revenues:
Biodiesels	224.1	62.1%	698.4	84.7%	845.5	120.6	83.9%
By-products:
Glycerine and Stearic acid	40.5	11.2%	47.9	5.8%	54.4	7.8	5.4%
Erucic acid	61.7	17.1%	34.8	4.2%	44.8	6.4	4.4%
Erucic amide	25.5	7.1%	25.4	3.1%	41.4	5.9	4.1%
Plant asphalt	6.7	1.9%	12.6	1.5%	14.4	2.0	1.4%
Refined glycerine	2.3	0.6%	5.4	0.7%	7.6	1.1	0.8%

	136.7	37.9%	126.1	15.3%	162.6	23.2	16.1%

Total revenues	360.8	100%	824.5	100%	1,008.1	143.8	100%
Cost of revenues:
Direct material cost	163.7	45.4%	411.1	49.9%	525.3	74.9	52.1%
Depreciation	11.7	3.3%	28.2	3.4%	35.5	5.1	3.5%
Other	4.5	1.2%	7.4	0.9%	8.2	1.2	0.8%

Total cost of revenue	179.9	49.9%	446.7	54.2%	569.0	81.2	56.4%
Gross profit	180.9	50.1%	377.8	45.8%	439.1	62.6	43.6%
Operating expenses:
Research and development	(0.1)	—	(1.1)	(0.1)%	(2.4)	(0.3)	(0.3)%
Selling, general and administrative	(12.2)	(3.4)%	(43.6)	(5.3)%	(53.6)	(7.7)	(5.3)%

Total operating expenses	(12.3)	(3.4)%	(44.7)	(5.4)%	(56.0)	(8.0)	(5.6)%
Income from operations	168.6	46.7%	333.1	40.4%	383.1	54.6	38.0%
Other income (expense):
Interest income	0.2	0.1%	4.5	0.5%	3.8	0.5	0.4%
Interest expense	(3.1)	(0.9)%	(3.2)	(0.4)%	(108.9)	(15.5)	(10.8)%
Foreign currency exchange losses	(0.1)	—	(1.1)	(0.1)%	(1.9)	(0.3)	(0.2)%
Other income, net	1.2	0.3%	3.9	0.5%	2.7	0.4	0.3%

Income before income tax expense	166.8	46.2%	337.2	40.9%	278.8	39.7	27.7%

Income tax expense	(14.3)	(3.9)%	(4.4)	(0.5)%	(48.5)	(6.9)	(4.8)%

Net income	152.5	42.3%	332.8	40.4%	230.3	32.8	22.9%

Earnings per share
—Basic	1.48		2.75		1.84	0.26
—Diluted	1.35		2.49		1.83	0.26

Consolidated Operating Data
Sales volume of biodiesel (in tons)	61,119		158,994		182,969
Average selling price of biodiesel (in RMB per ton)	3,667		4,393		4,621
Sales volume of by-products(1) (in tons)	19,632		21,479		22,134
Average selling price of by-products(1) (in RMB per ton)	6,962		5,868		7,346

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Our revenues increased by 22.3% from RMB824.5 million in 2006 to RMB1,008.1 million (US$143.8 million) in 2007. This increase was primarily due to the increase in sales volume of biodiesel by 23,975 tons or

15.1% from 158,994 tons in 2006 to 182,969 tons in 2007 and the increase in sales volume of by-products by 655 tons or 3.0% from 21,479 tons in 2006 to 22,134 tons in 2007. The increase in sales volume was partially attributed to the full-year contribution from Fujian Gushan, which started production in February 2006, and an increase of 20,000 tons in annual production capacity from Sichuan Gushan beginning from the fourth quarter of 2007.

The increase in revenues was also attributed to an increase in the average selling price of the our biodiesel and by-products from RMB4,393 and RMB5,868 per ton in 2006 to RMB4,621 (US$659.0) and RMB7,346 (US$1,047.6) per ton in 2007, representing increases of 5.2% and 25.2%, respectively.

Cost of revenues

Cost of revenues for 2007 totaled RMB569.0 million (US$81.2 million), an increase of RMB122.3 million (US$17.4 million), or 27.4%, from RMB446.7 million in 2006. This increase was primarily attributable to increases in our total production and an increase in the overall average per unit costs for vegetable oil offal and used cooking oil from RMB1,655 per ton in 2006 to RMB1,874 (US$268) per ton in 2007 as a result of a general increase in labor and transportation costs in China. We also experienced increased depreciation of property, plant and equipment due to our expansion of capacity at our Sichuan plant beginning in the forth quarter of 2007.

Gross profit

Our gross profit for 2007 totaled RMB439.1 million (US$62.6 million), an increase of RMB61.3 million (US$8.8 million), or 16.2%, compared to RMB377.8 million in 2006. Our gross margin decreased to 43.6% in 2007 from 45.8% in 2006 for the reasons discussed above.

Research and development expenses

Research and development expenses totaled RMB2.4 million (US$0.3 million) in 2007, an increase of 118.2% from RMB1.1 million in 2006. This increase was primarily due to an increase in costs associated with our joint research and development programs with two research institutions in China.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2007 totaled RMB53.6 million (US$7.7 million), an increase of 22.9% from RMB43.6 million in 2006. This increase was primarily due to an increase in share-based compensation by RMB3.9 million (US$0.6 million), an increase in basic staff cost by RMB4.6 million (US$0.7 million) due to expansion of our Hong Kong office, Fujian headquarters, and Beijing and Shanghai plants, an increase of pre-operating expenses of Beijing Gushan and Shanghai Gushan by RMB1.6 million (US$0.2 million), and an increase of staff bonuses of RMB7.8 million (US$1.1 million). The above increases were offset by a decrease in statutory staff welfare expense by RMB7.8 million (US$1.1 million). Gushan also incurred professional fees in the amount of RMB9.9 million (US$1.4 million), which mainly included an audit fee of RMB7.7 million (US$1.1 million).

Other income (expense)

Our interest income for 2007 totaled RMB3.8 million (US$0.5 million), a decrease of RMB0.7 million (US$0.1 million) from RMB4.5 million in 2006. This decrease was primarily due to a higher proportion of Renminbi deposits, which carry a lower interest rate than U.S. dollars or Hong Kong dollar deposits.

We recorded interest expenses in 2006 and 2007 of RMB21.5 million and RMB148.9 million (US$21.2 million) respectively, of which RMB18.3 million and RMB39.9 million (US$5.7 million) was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2006 and 2007 respectively.

Therefore, total interest expense was RMB108.9 million (US$15.5 million) in 2007 and RMB3.2 million in 2006. The increase was due to the non-recurring non-cash interest expenses of RMB108.9 million (US$15.5 million) in connection with the expensing of the unamortized amount of the beneficial conversion feature of the 2005 and 2006 Notes in the fourth quarter of 2007, which resulted from the conversion of the 2005 and 2006 Notes into ordinary shares of our company prior to completion of the initial public offering. Furthermore, the increase in capitalized interest from RMB18.3 million in 2006 to RMB39.9 million (US$5.7 million) in 2007 was due to the increase in construction expenditure mainly on our Beijing and Shanghai plants.

Income tax expense

Income tax expense for 2007 was RMB48.5 million (US$6.9 million), compared with RMB4.4 million in 2006. The effective tax rate for 2007 was 17.4% compared to 1.3% for 2006. This increase was primarily the result of the expiration of the holiday from EIT with respect to Sichuan Gushan and Handan Gushan. Effective from January 1, 2007, the income tax rates applicable to Sichuan Gushan and Handan Gushan were 18% and 15%, respectively.

Net income

Our net income for 2007 was RMB230.3 million (US$32.8 million), a decrease of RMB102.5 million (US$14.6 million), or 30.8%, from RMB332.8 million in 2006 for the reasons discussed above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Our revenue increased by 128.5% from RMB360.8 million in 2005 to RMB824.5 million in 2006. This increase was primarily due to the increase in sales volume by 97,875 tons of biodiesel, representing a 160.1% increase in 2006 as a result of the contribution from our Fujian plant, which commenced operations in February 2006, and the full-year revenue contribution of Handan Gushan, which became our wholly owned subsidiary in June 2005, offset by the decrease in production volume resulting from the suspension in production at our Fujian, Sichuan and Hebei plants for approximately two weeks, one month and two months, respectively, in order to perform technological equipment upgrades. The revenue increase was also due in part to the 1,847 ton increase in sales volume of by-products. The increases in revenues and sales volume of biodiesel in 2006 was due in part to an increase in our annual biodiesel production capacity from 70,000 tons in 2005 to 170,000 tons in 2006. The increase in the average selling price for our biodiesel from RMB3,667 per ton in 2005 to RMB4,393 per ton in 2006 also contributed to our higher revenues in 2006. The increase in the average selling price of our biodiesel products was facilitated by an increase in diesel prices in China in 2006, which was attributable to an increase in the guidance prices for diesel in China during this period.

These revenue increases were partially offset by a decrease in the average selling price of our by-products from RMB6,962 per ton in 2005 to RMB5,868 per ton in 2006. The decrease in average selling price of our by-products was primarily due to the decrease in the sales of relatively higher priced by-products such as erucic acid as a proportion of our overall sales.

Cost of revenues

Cost of revenues for 2006 totaled RMB446.7 million, an increase of RMB266.8 million, or 148.3%, compared to RMB179.9 million in 2005. This increase was primarily attributable to increases in raw material costs resulting from our increased production and an increase in the overall average per unit costs for our vegetable oil offal and used cooking oil from RMB1,284 per ton in 2005 to RMB1,655 per ton in 2006. This increase in the overall average per unit costs was primarily due to our commencement of operations in the Fujian province where the cost of vegetable oil offal was comparatively higher than in other provinces in which we operate and a general increase in raw material prices. For example, in 2006, our Fujian plant paid an average price of RMB1,866 per ton for vegetable oil offal compared with RMB1,658 per ton for our Handan plant and RMB1,171 per ton for our Sichuan plant while the average price of vegetable oil offal and used cooking oil in Sichuan increased from RMB1,026 and RMB1,994 per ton, respectively, in 2005 to RMB1,171 and RMB2,199 per ton, respectively, in 2006. The difference in raw material prices in different regions is a result of the localized market for the raw materials and the limited availability of lower-grade, less expensive raw materials in some provinces, such as Fujian. We believe that the general rise in raw material prices was a result of a general increase in labor and transportation costs (the major costs for our raw material suppliers) as well as the anticipation of an increase in the value of such raw materials resulting from frequent announcements of planned biodiesel production facilities. We also experienced increased depreciation of property, plant, and equipment of RMB28.2 million in 2006 compared to RMB11.7 million in 2005, which was due to our expanded operations when our Fujian plant commenced operations in 2006 and our acquisition of Handan Gushan in June 2005.

As a percentage of our total revenues, our cost of revenues increased from 49.9% in 2005 to 54.2% in 2006. The increase was primarily due to an increase in our biodiesel sales relative to sales of by-products, as biodiesel generally carries a lower gross margin than our by-products. Our biodiesel sales as a percentage of our total revenues increased to 84.7% in 2006 from 62.1% in 2005. The increase in cost of revenues as a percentage of our total revenues was also due to the higher cost of raw materials for our Fujian plant, the full year effect of the higher cost of raw materials for our Handan plant, and the decrease in the average selling price of our by-products from RMB6,962 per ton in 2005 to RMB5,868 per ton in 2006.

Gross profit

As a result of the forgoing, our gross profit for 2006 totaled RMB377.8 million, an increase of RMB196.9 million, or 108.8%, compared to RMB180.9 million in 2005. Our gross margin decreased to 45.8% in 2006 from 50.1% in 2005 for the reasons discussed above.

Research and development expenses

Research and development expenses totaled RMB1.1 million in 2006, an increase of RMB1.0 million from RMB0.1 million in 2005. This increase was primarily due to the cost incurred in connection with our joint research and development programs with two research institutions in China.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2006 totaled RMB43.6 million, representing an increase of RMB31.4 million, or 256.6%, compared to RMB12.2 million in 2005. This increase was primarily due to increased professional fees of RMB4.9 million incurred in connection with aborted capital-raising activities, RMB11.6 million for staff welfare and incentive bonuses associated primarily with Fujian Gushan and Handan Gushan, an increase in share-based compensation expenses of RMB6.2 million, an increase in staff salary of RMB3.6 million due to our increased number of employees to 288 from 185 in 2005, and an increase in other selling, general and administrative expenses of RMB5.1 million resulting from the increase in our scale of operations.

Other income (expense)

Our interest income for 2006 was RMB4.5 million, an increase of RMB4.3 million from RMB0.2 million in 2005. The increase was primarily a result of increases in our bank balances during 2005.

Total interest expense in 2006 was RMB3.2 million, compared to RMB3.1 million in 2005. The interest expense in 2005 was mainly attributable to the interest cost relating to our 2005 Notes. The interest expense in 2006 was mainly attributable to the interest cost incurred of RMB20.5 million in amortization of the discount recorded in conjunction with the allocation of proceeds to the fair value of the beneficial conversion feature on our 2006 Notes and the amortization of issuance cost thereof. Of the total interest cost incurred of RMB20.5 million in 2006, RMB18.3 million was capitalized into cost of construction in progress. Our 2005 Notes were fully converted into our ordinary shares in February 2006, and our interest cost incurred on these notes totaled RMB0.9 million in 2006, a decrease of RMB3.0 million from RMB3.9 million in 2005. In addition, in 2006, the government grant received was RMB4.1 million, representing an increase of RMB2.9 million from RMB1.2 million in 2005.

Income tax expense

Income tax expense for 2006 was RMB4.4 million, compared with an expense of RMB14.3 million in 2005. In 2006, Handan Gushan and Fujian Gushan were entitled to an exemption from EIT and local income taxes, whereas Sichuan Gushan was entitled to an exemption from EIT and subject to a local income tax rate of 3%. Prior to August 1, 2005, Handan Gushan was subject to tax at a rate of 33% and Sichuan Gushan was subject to tax at a rate of 15%.

Net income

Our net income for 2006 was RMB332.8 million, an increase of RMB180.3 million, or 118.2%, compared to RMB152.5 million in 2005 for the reasons discussed above.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations, equity contributions from our shareholders, the issuance of the 2005 Notes and the 2006 Notes, our initial public offering in December 2007 and bank borrowings. As of December 31, 2006 and 2007, we had RMB275.1 million and RMB1,380.7 million (US$196.9 million), respectively, in cash. As of December 31, 2007, our cash primarily consist of interest bearing bank deposits denominated in Renminbi, U.S. dollars and Hong Kong dollars placed with licensed banks in China and Hong Kong.

In May 2005 we issued the 2005 Notes, with a principal amount of HK$60 million, to two investors. The 2005 Notes bore interest at 10% per annum, payable upon redemption but not conversion. The 2005 Notes were converted into 18,570,000 common shares of Carling Technology in February 2006. In February 2006, we issued the 2006 Notes, with a principal amount of US$25 million, to two investors and their affiliates. The 2006 Notes were non-interest bearing and had been converted into 13,011,943 of our ordinary shares prior to the completion of our initial public offering. Under our typical terms with our suppliers, we settle payments within 30 days. In an attempt to ensure adequate supplies and to better support the working capital needs of our suppliers, we have sought to settle our payables with our raw material suppliers over a shorter period of time, typically three to seven days, or in the form of prepayment.

We currently have no long-term or short-term borrowings outstanding and no general facilities with any bank or other financial institution. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary.

The ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan and Sichuan Gushan, as a wholly owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. Handan Gushan, as a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after-tax profit to each of its reserve fund, its enterprise development fund and its staff and workers’ bonus and welfare fund. As of December 31, 2007, the amount of these restricted portions was RMB55.9 million (US$8.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	148,129	344,350	412,791	58,869
Net cash used in investing activities	(158,733)	(264,754)	(275,928)	(39,351)
Net cash provided by financing activities	21,811	189,493	974,449	138,969
Effect of foreign exchange rate changes	(1,208)	(6,186)	(5,719)	(815)

Net increase in cash	9,999	262,903	1,105,593	157,672
Cash at beginning of year	2,240	12,239	275,142	39,238

Cash at end of year or period	12,239	275,142	1,380,735	196,910

Operating activities

Our net cash inflow from operating activities for the year ended December 31, 2007 was RMB412.8 million (US$58.9 million) compared to RMB344.4 million for the year ended December 31, 2006. The increase in net cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the increased contribution from our Fujian plant, which commenced operations in February 2006 but operated for the full year in 2007, an increase of 20,000 tons in the annual production capacity of Sichuan Gushan since the fourth quarter of 2007 and an increase in the average selling price of our biodiesel and by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in net cash flow was further offset by an increase in our income tax payments of RMB34.0 million (US$4.8 million) due to the expiration of the exemption from EIT with respect to Sichuan Gushan and Handan Gushan during 2007 and, to a lesser extent, by an increase in the selling, general and administrative costs due to expansion of our Hong Kong office, Fujian headquarters, Beijing and Shanghai offices and due to an increase in staff costs. The increase in the net cash inflow from operating activities for the year ended December 31, 2007 was also the result of a decrease in working capital and in particular a decrease of RMB7.2 million (US$1.0 million) in inventory levels resulting from an intentional build up of inventory levels in 2006 in anticipation of increases in raw material prices. The increase of RMB12.9 million (US$1.8 million) in accrued expenses and other payables resulted from an increase in value added tax payable, an increase in accrued payroll and welfare and an increase in accrued professional fees.

Our net cash inflow from operating activities for the year ended December 31, 2006 was RMB344.4 compared to RMB148.1 million for the year ended December 31, 2005. The increase in net cash inflow from operating activities was primarily due to the combined effect of an increase in revenues as a result of the contribution from our Fujian plant, which commenced operation in February 2006, and the full year contribution of Handan Gushan in 2006, as well as an increase in the average selling price of our biodiesel. The addition of the Fujian plant in 2006 added 100,000 tons of biodiesel production capacity to our total production capacity of 70,000 tons as of the end of 2005. The increase is also, to a lesser extent, the result of tax exemptions applicable to Handan Gushan and Fujian Gushan with respect to EIT and local income taxes and EIT exemptions applicable to Sichuan Gushan. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. We also experienced an increase in selling, general and administrative costs due to professional fees incurred in connection with aborted capital-raising activities and an increase in overhead costs as a result of the addition of new employees. The increase in net cash inflow from operating activities for 2006 was offset by an increase in working capital, in particular an increase of RMB32.1 million in the amount of inventories carried in 2006 due to the commencement of operation of Fujian Gushan in February 6, 2006 and intentional build up of inventories of raw materials in 2006 in Fujian in anticipation of raw material price increase. Such increase was, however, partially offset by an increase in the accrued expenses and other payables due primarily to increases of RMB11.6 million in provisions for staff welfare and incentive bonuses as a result of the opening of the Fujian facility and the full year operation of Handan Gushan.

Our net cash inflow from operating activities for the year ended December 31, 2005 was RMB148.1 million compared to RMB85.0 million for the year ended December 31, 2004. The increase in the net cash inflow from operating activities was primarily due to the combined effect of the increase in revenues from the contribution of Handan Gushan, which was acquired in June 2005, as well as an increase in the average selling price of our biodiesel. The acquisition of Handan Gushan increased our production capacity from 40,000 tons in 2004 to 70,000 tons in 2005. However, the increase in net cash inflows was partially offset by an increase in the aggregate expenditure on raw materials as a result of an increase in production and an increase in per unit costs for our raw materials. We also experienced an increase in selling, general and administrative costs due to the acquisition of Handan Gushan, the reorganization of Sichuan Gushan and increased administrative expenses due to an increase in the scale of operations. In addition, our income tax increased in 2005 due to our higher taxable income. The increase in net cash inflow from operating activities for 2005 was further offset by an increase in working capital, in particular a decrease in accrued expenses and other payables due to the settlement of RMB19.7 million of payables acquired in connection with the acquisition of Handan Gushan and an increase in accounts receivables due to the same acquisition.

Investing activities

For the year ended December 31, 2007 we had a net cash outflow of RMB275.9 million (US$39.4 million) from investing activities, primarily due to the purchase of property, plant and equipment of RMB263.6 million (US$37.6 million) and payment for land use rights of RMB12.3 million (US$1.8 million) in connection with the future operations of Beijing Gushan and Shanghai Gushan.

For the year ended December 31, 2006, we had a net cash outflow of RMB264.8 million from investing activities, primarily due to the payment of RMB245.2 million in capital expenditures for construction of facilities in Fujian and Beijing and technology upgrades at our Sichuan and Handan plants, and RMB19.5 million related to the purchase of land use rights for Fujian Gushan, Beijing Gushan and Shanghai Gushan.

For the year ended December 31, 2005, we had a net cash outflow of RMB158.7 million from investing activities, primarily due to RMB153.4 million used for capital expenditures relating to construction of our Fujian plant and the addition of a new production line in Sichuan, RMB2.3 million related to the purchase of land use rights for our Fujian plant, and RMB3.0 million due to the acquisition of Handan Gushan.

Financing activities

For the year ended December 31, 2007 we had a net cash inflow of RMB974.4 million (US$139.0 million) from financing activities, primarily due to the gross proceeds of RMB981.8 million from our initial public offering, which was offset by an initial public offering related expenses of RMB7.2 million (US$1.0 million) and repayment of RMB196,000 (US$27,952) owed to a shareholder.

For the year ended December 31, 2006 we had a net cash inflow of RMB189.5 million from financing activities primarily due to the proceeds from the issuance of the 2006 Notes in February 2006, which was partly offset by the related issuance costs of RMB8.7 million and repayment of short term bank loans of RMB5.0 million.

For the year ended December 31, 2005 we had a net cash inflow of RMB21.8 million from financing activities, primarily from proceeds from the issue of the 2005 Notes, proceeds from the issue of shares of RMB21.3 million, the repayment of advances made to a related party of RMB3.7 million, advances received from a related party of RMB4.3 million, and new short term bank loans of RMB5.0 million, which were partially offset by dividends paid of RMB9.4 million by Sichuan Gushan to their then shareholders, repayment of bank loans of RMB13.0 million, advances made to a related party of RMB29.2 million and repayment of advances received from related parties of RMB24.7 million. The 2005 Notes were converted into 18,570,000 common shares of Carling Technology in February 2006.

Capital Expenditures

Our capital expenditures are principally comprised of purchases, on an accrual basis, of property, plant, and equipment and the acquisition of land use rights (excluding deposits for the purchase of long-lived assets) for the expansion of our production facilities. In 2005, 2006 and 2007, we funded our capital expenditures primarily through cash flows from operating activities and proceeds from the of issuance of ordinary shares, issuance of the 2005 Notes and the 2006 Notes and short-term bank borrowings. We intend to fund our future capital expenditures through cash flows from operations and the net proceeds from our initial public offering in December 2007. The following table sets forth our capital expenditures by plant locations for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in millions)
Sichuan Gushan	12.9	19.0	64.7	9.2
Fujian Gushan	138.4	118.2	26.2	3.7
Handan Gushan(1)	0.5	17.8	0.5	0.1
Beijing Gushan	—	90.2	129.2	18.4
Shanghai Gushan	—	—	15.1	2.2
Capitalization of interest cost incurred	1.6	18.3	39.9	5.7

Total	153.4	263.5	275.6	39.3

(1)	We consolidated Handan Gushan beginning in June 2005.

Consistent with our strategy to expand our production capacity:

•

we incurred RMB275.6 million (US$39.3 million) of capital expenditure in 2007, primarily composed of RMB64.7 million (US$9.2 million) for the expansion of our production capacity in Sichuan by 20,000 tons, RMB26.2 million (US$3.7 million) for an infrastructure upgrade in our facility in Fujian, and RMB129.2 million (US$18.4 million) and RMB15.1 million (US$2.2 million) for the construction of our production facilities in Beijing and Shanghai, respectively.

•

we incurred RMB118.2 million of capital expenditures in 2006 to complete the construction of our production facilities in Fujian, which construction work commenced in 2005. These expenditures allowed us to expand our production capacity for biodiesel by 100,000 tons per year. We incurred RMB90.2 million for constructing our production facilities in Beijing and RMB36.8 million for upgrading our production facilities in Handan and Sichuan.

•	we incurred RMB138.4 million in capital expenditures in 2005 for construction of our production facilities in Fujian, RMB12.9 million in Sichuan and RMB0.5 million in Handan.

Estimated Capital Expenditures for the Remainder of 2008

We currently estimate our aggregate capital expenditures to be approximately RMB607 million for the last three quarters of 2008, which have been and will be used for construction of our production facilities in Shanghai, Chongqing and Hunan, and potential new facilities to open in 2009. We also plan to add another production line at our Beijing facility in the fourth quarter of 2008. For the three months ended March 31, 2008, we made capital expenditures of RMB228.3 million. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash balance and anticipated cash flow from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises of 43 internal professional researchers. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale.

We plan to continue our research and development efforts to strengthen our leading position in the biodiesel market in China and to expand into new markets for our other products. We are currently developing new fuel additives, which are substances added to fuels to improve their properties, and glycerine ethers, which are added to biodiesel to improve the low temperature qualities of biodiesel. Our newly developed fuel additive products are based on a grinding and filtering process and are designed to increase power and efficiency while lowering the emission level of fuels. We have completed laboratory testing for these products. We also are developing the technology to produce glycerine ethers from glycerine produced during our biodiesel production. We have also conducted research on and implemented non-catalyst biodiesel production methods.

We had entered into a technology cooperation agreement with the Resource and Environmental Research Institute of Fuzhou University, dated June 6, 2006, for research on the conversion of castor bean fibre into methanol. Upon conversion, methanol was blended with other raw materials to produce biodiesel products. Under this agreement, which expired on June 6, 2008, we agreed to provide RMB1.0 million (US$0.1 million) per annum to Fuzhou University for research expenses and Fuzhou University agreed to develop the technology. The agreement specified that any intellectual property that arose from the research would belong to us. We had also entered into a technology cooperation agreement with the Fujian Chemistry Science and Technology Research Institute, dated May 22, 2006, which expired on May 22, 2008, for research regarding castor bean fibre detoxification. Our primary purpose in establishing this relationship was to process castor bean fiber for use as animal feed, which could be sold to reduce our cost of raw materials.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Commitments and Arrangements

Except for the operating lease commitments disclosed in Item 5.F below, we do not have any off-balance sheet commitments or arrangements, including outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Capital commitment in respect of the acquisition of land use rights	15.1	15.1	—	—	—
Capital commitment in respect of the acquisition of property, plant and equipment	144.6	144.6	—	—	—
Operating lease commitments	0.5	0.5	—	—	—

Total	160.2	160.2	—	—	—

We have raw materials supply contracts with a duration of one to three years under which we purchase raw materials from our suppliers. Pursuant to the contracts, the purchase prices are renegotiated periodically. As of December 31, 2007, we had agreed to purchase an aggregate of 280,647 tons of raw materials through June 30, 2009.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address for each of our directors and executive officers is c/o Gushan Environmental Energy Ltd., No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City, Fujian Province, People’s Republic of China.

Name	Age	Position
Jianqiu Yu	43	Chairman, Director, and Principal Executive Officer
Deyu Chen	70	Director and Chief Technology Officer
Kang Nam Chu	52	Independent Director
Dongming Zhang	64	Independent Director
Denny Lee	40	Independent Director
Wilson Wai Sun Kwong	42	President
Frank Ngai Chi Chan	36	Principal Financial Officer and Principal Accounting Officer
Haisui Chen	52	Chief Operating Officer
Zihong Chen	54	Chief Logistics Officer
Gonghao Chen	31	Chief Sales and Marketing Officer
Junxiong Li	41	Chief Engineer
Ying Kwan Cheung	48	Financial Controller
Huimin Chen	29	Senior Finance Manager
Oliver Jian Ding	33	Chief Administrative Officer

Mr. Jianqiu Yu is our founder and has been the chairman and principal executive officer of our company and the general manager of Sichuan Gushan since 2001. Mr. Yu is also currently a director of Profit Faith Technology Limited, a company incorporated in the British Virgin Islands on May 25, 2005, an investment holding company and a wholly owned subsidiary of our company, Brightest Resources Limited, a company incorporated in the British Virgin Islands on September 9, 2005, an investment holding company and a wholly owned subsidiary of our Company, Joywin Technology Limited, a company incorporated in the British Virgin Islands on April 21, 2005, an investment holding company and a wholly owned subsidiary of our company, Carling Technology, Sichuan Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Fujian Gushan Chongqing Gushan and Hunan Gushan. Mr. Yu has over 15 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded Fuzhou Gushan in 2000 to conduct biodiesel research and development. He founded our company in June 2001. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our company on June 6, 2006.

Mr. Deyu Chen is a director and has been the chief technology officer of our company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 36 years and has received many awards. In October 1992, Mr. Chen received the Certificate for Special Allowance from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement by the Mianyang County Government” and “First Award for Science and Technology Advancement by the Sichuan Provincial Government.” He joined our company in June 2001. Mr. Chen is responsible for our research and development. He was appointed as a director of our company on June 6, 2006.

Mr. Kang Nam Chu is an independent director of our company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 20 years of management and operations experience in the areas of economics and trading. He was appointed as an independent director of our company on August 1, 2007.

Mr. Dongming Zhang is an independent director of our company. He graduated from the department of chemistry of Tianjin Nankai University in 1967. From 1967 to 1973, Mr. Zhang served as a technician in the chemical processing unit of a dye processing plant in Sichuan. From 1973 to 1992, Mr. Zhang held various positions, including assistant plant manager, plant manager and senior economist, in the Sichuan Weililin Plant of China Petrochemical Corporation. Mr. Zhang was assistant manager, manager and senior economist at the China Petrochemical Sales Corporation from 1992 to 2000. He also served as head of the chemical processing unit at China Petrochemical Corporation from 2000 until his retirement in 2004. Mr. Zhang received the “China Petrochemical Corporation Technology of Outstanding Contribution and Management Specialist Award” in 2000 and the “Science and Technology Advancement Award” in 2001 from the China Petrochemical Corporation. He was appointed as an independent director of our company on August 1, 2007.

Mr. Denny Lee is an independent director of our company. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game services providers listed on the Nasdaq Stock Exchange. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non- executive director on the board of NetEase, and also serves as Independent Non-Executive Director and Chairman of the audit committees of New Oriental Education & Technology Group Inc. and Acorn International,

Inc., both of which are listed on the New York Stock Exchange. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants.

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the president in charge of business, strategic development and overall responsibility for investor relations for our company. Since joining our company, Mr. Kwong also served as the vice president of business development until January 24, 2008, after which he was promoted to the newly created position of president. Mr. Kwong has 12 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretary.

Mr. Frank Ngai Chi Chan joined us in August 2007 and is the principal financial officer and principal accounting officer of our company. Mr. Chan has over 13 years of experience in financial management, compliance and auditing. Prior to joining our company, Mr. Chan had worked in the audit division of PricewaterhouseCoopers Hong Kong and in three listed companies as the financial controller and company secretary in Hong Kong. From 2004 to August 2007, Mr. Chan worked in Tong Ren Tang group, the largest producer of Chinese Medicine in China as the financial controller and company secretary. From 2001 to 2003, Mr. Chan worked as the financial controller and company secretary of Topsearch International Holdings, a producer of printed circuit cards. Mr. Chan holds a Bachelor’s degree from The Hong Kong University of Science and Technologies and a Master’s degree from The Chinese University of Hong Kong. Mr. Chan is currently a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Haisui Chen has been the chief operating officer and president of our management department since November 2006 and has over 21 years of management experience. From 2003 to November 2005, Mr. Chen was the chairman of HuaTongTianXiang Group Co. Ltd., a company listed on the Shanghai Stock Exchange. He also has held senior management roles in several enterprises. Mr. Chen graduated from the Central School of the Chinese Communist Party in 1986 with a Master’s degree in economics.

Mr. Zihong Chen has been the chief logistics officer of our company and deputy general manager of Sichuan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. He has over 10 years of experience in the petrochemical industry. Before joining us, Mr. Chen served in the logistics department of a government agency and is now responsible for our logistics management. He joined our company in June 2001. The maternal grandmother of Mr. Gonghao Chen is the mother of Mr. Zihong Chen. The wives of Mr. Jianqiu Yu and Mr. Chen are siblings.

Mr. Gonghao Chen has been the chief sales and marketing officer of our company and the general manager of Handan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 10 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement by the Mianyang County Government” in 2003. Mr. Chen is responsible for our sales and marketing functions and the business operations of Handan Gushan. He joined our company in June 2001. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our company. Mr. Gonghao Chen’s maternal grandmother is the mother of Mr. Zihong Chen, the chief logistics officer of our company.

Mr. Junxiong Li has been the chief engineer of our company since 2001. Mr. Li received his bachelor’s degree in the chemical processing of forestry products from the Fujian Agriculture and Forestry University in 1988. He has over 17 years of experience in the petrochemical industry. Before joining us in June 2001, Mr. Li worked at various chemical companies as a production technology manager. He also received the “Third Award for Science and Technology Advancement by the Sichuan Provincial Government” in 2003 and the “First Award for Science and Technology Advancement by the Mianyang County Government” in 2003. He is responsible for our overall production management. Mr Li is also currently a director of Chongqing Gushan and Hunan Gushan.

Mr. Ying Kwan Cheung joined us in March 2006 and is the financial controller of our company. Mr. Cheung has over 20 years of experience in financial management. Prior to joining our company, Mr. Cheung served from April 2001 to March 2006 as the qualified accountant and company secretary of Signal Media and Communications Holdings Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Since November 2005, he has been an independent director of Wo Kee Hong (Holdings) Limited, a company listed on the Main Board of the Hong Kong Stock Exchange. Mr. Cheung joined our company in March 2006. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Ms. Huimin Chen has been the senior finance manager of our company since 2001. Ms. Chen has extensive experience in financial management and studied in the financial management graduate program at the Economics Department of Peking University between April 2005 and March 2006. Ms. Chen joined us in June 2001. She is responsible for our finance management. Ms. Chen is currently a director of Sichuan Gushan and Fujian Gushan. Ms. Chen is married to Mr. Gonghao Chen, the chief sales and marketing officer of our company.

Mr. Oliver Jian Ding has been the chief administrative officer and special assistant to the chairman of our company since August 2006 and has been special assistant to the chairman since joining our company in 2005. Mr. Ding graduated from the Fujian University of Technology in 1993 with a major in mechanical manufacturing. Before joining us in August 2005, Mr. Ding served from 2001 to 2005 as the business development manager in a subsidiary of Signal Media and Communications Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, he worked in the marketing and communications fields for over five years. Mr. Ding is responsible for our administrative affairs, including legal affairs, information technology and corporate branding.

B. Compensation

Compensation of Directors and Executive Officers

All directors receive reimbursements from our Company for expenses which are necessarily and reasonably incurred by them for providing services to our Company or in the execution of their duties. Each director who is also an employee of our Company receives compensation in the form of a salary, housing allowance, other allowances and benefits in kind in his capacity as employee of our Company.

In 2007, the aggregate remuneration and benefits in kind that we paid to executive directors and executive officers was RMB13.0 million (US$1.9 million) and the amount that we paid to non-executive directors was nil. In addition, in 2007, we contributed approximately RMB70,000 (US$9,983) to retirement plans and other benefits for our directors and executive officers who are also employees under the laws of China and Hong Kong. For details relating to the share options which our directors and executive officers may be granted from time to time, see Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman

Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our amended and restated memorandum and articles of association, the Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit, or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Employment Agreements

We have entered into employment agreements with all of our senior executive officers. All of our senior executive officers are entitled to a base salary, allowances and stock options as well as performance based bonuses. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, acts of dishonesty or grave misconduct, persistent failure to perform agreed duties or a conviction of a crime. Our senior executive officer employment agreements may be terminated by either party at any time upon 3 months’ prior written notice. None of our senior executive officers are entitled to any severance benefits upon termination by our company.

Each executive officer has agreed, both during his or her employment and for a period of twelve months following the termination of his or her employment, to use his or her best endeavors to prevent the unauthorized disclosure of any confidential information or trade secret concerning us or any of our subsidiaries. In addition, each executive will be required to agree to be bound by the non-competition restriction set forth in the employment agreement. Specifically, each executive has agreed that he or she shall not, for a period of twelve months following the termination of his or her employment, (i) be employed or interested directly or indirectly in any business in competition with us or any of our subsidiaries, (ii) directly or indirectly solicit any customer or supplier, or any potential customer or supplier; or (iii) directly or indirectly solicit any person who is, or at any time during the previous 12 months has been, an employee of us or any of our subsidiaries.

Share Option Plan

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Plan”.

C. Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or any third party. We have established three committees of the board of directors:

•	the audit committee;

•	the compensation committee; and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.

Board Committees

Audit Committee

The audit committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules and the Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statement and interim financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specially delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules and the Securities and Exchange Commission regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the New York Stock Exchange rules. The nominations committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominations committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;

•	monitoring compliance with our code of ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

D. Employees

We had 185, 288 and 372 employees as of December 31, 2005, 2006 and 2007, respectively. The following table shows a breakdown of our employees by geographical location as of December 31, 2007:

	Number of employees	% of total
Location
Sichuan	94	25.3%
Fuzhou	133	35.7%
Handan	67	18.0%
Beijing	58	15.6%
Shanghai	16	4.3%
Hong Kong	4	1.1%

	372	100.0%

From time to time, we also employ third-party consultants for the research and development of our products. We have not experienced any significant labor disputes and consider our relationship with our employees to be good.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60-days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned			Percentage Of Votes Held Percent
Name	Number		Percent
Directors and Executive Officers
Jianqiu Yu(1)	69,396,218		41.60%	41.60%
Deyu Chen	—		—	—
KangNam Chu	—		—	—
Dongming Zhang	—		—	—
Denny Lee	—		—	—
Wilson Wai Sun Kwong		*	*	*
Frank Ngai Chi Chan	—		—	—
Haisui Chen	—		—	—
Zihong Chen(2)	6,444,093		3.86%	3.86%
Gonghao Chen(3)	3,646,048		2.19%	2.19%
Junxiong Li	—		—	—
Ying Kwan Cheung	—		—	—
Huimin Chen	—		—	—
Oliver Jian Ding	—		—	—
All Directors and Executive Officers As a Group	79,486,359		47.65%	47.65%
Principal Shareholders
Gemino Success(1)	69,396,218		41.60%	41.60%
Investment entities affiliated with Tiger Global Private Investment Partners III, L.P.(4)	15,290,727		9.17%	9.17%
Ideanew Profits Limited(5)	8,732,184		5.23%	5.23%

*	Less than 1% of our total outstanding shares.
(1)	Represents 69,396,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The business address for Mr. Yu is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(2)	Represents 6,444,093 ordinary shares held by Parnell Skyline Limited, a British Virgin Islands company wholly owned and controlled by Mr. Zihong Chen. The business address for Mr. Chen is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(3)	Represents 3,646,084 ordinary shares held by Mountview Path Limited, a British Virgin Islands company wholly owned and controlled by Mr. Gonghao Chen. The business address for Mr. Chen is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(4)	Includes 13,263,041 shares held by Tiger Global Private Investment Partners III, L.P., a limited partnership established in the Cayman Islands, or TGPIP(III), 1,434,434 shares held by Tiger Global, L.P., a limited partnership established in the state of Delaware, 35,418 shares held by Tiger Global II, L.P., a limited partnership established in the state of Delaware, and 557,834 shares held by Tiger Global, Ltd., an exempted company incorporated in the Cayman Islands. Each of TGPIP(III), Tiger Global, L.P., Tiger Global II, L.P., and Tiger Global, Ltd. is ultimately controlled by Charles P. Coleman III. The business address of these investment entities affiliated with Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48th floor, New York, NY10178.
(5)

Ideanew Profits Limited is a company incorporated in the British Virgin Islands and is an investment holding company wholly owned by The Yangtze Ventures II Limited as to 80% and On Capital China Tech Fund as to 20%. The Yangtze Ventures II Limited is a venture capital fund established in the form of a private company. The Yangtze Ventures II Limited is beneficially owned as to 75.4% by Goldcrest Development Limited which is wholly owned by Shui On Construction and Materials Limited whose shares are listed on the Hong Kong Stock Exchange. Each of the other shareholders of The Yangtze Ventures II Limited is an independent third party. On Capital China Tech Fund is a regulated mutual fund registered in the Cayman Islands. Ideanew Profits Limited is indirectly owned by Shui On Construction and Materials Limited, a company listed on the Hong Kong Stock Exchange. As of June 27, 2008, the public record of the Hong Kong Stock Exchange shows that the board of directors of Shui On Construction comprises the following individuals: Lo Hong Sui, Vincent, Choi Yuk Keung, Lawrence, Wong Yuet Leung, Frankie, Lowe Hoh Wai Wan, Vivien, Jeny Lau, Michael John Enright, Anthony Griffiths and Gerrit Jan de Nys. The address of Ideanew Profits Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

Gemino Success

In January 2005, we issued 78,940,000 ordinary shares to Gemino Success. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share. Subsequently, each of Mr. Yu, Mr. Chen and Mr. Chen transferred our ordinary shares to their respective wholly owned holding companies. In August 2007, Gemino Success sold 5,060,000 ordinary shares to Billion Ally International Ltd for a total consideration of HK$150.0 million (US$19.3 million). Immediately prior to the completion of our initial public offering in December 2007, Gemino Success transferred an aggregate of 3,293,216 ordinary shares to other shareholders under an anti-dilution arrangement. In January 2008, in connection with our initial public offering, Gemino Success sold 1,190,566 ordinary shares upon the underwriters’ exercise of an over-allotment option.

Ideanew Profits

In May 2005, Ideanew Profits Limited acquired HK$40.0 million (US$5.7 million) of our 2005 Notes. For a description of the 2005 Notes, see Notes to Consolidated Financial Statements “Convertible Notes” in Item 18, “Financial Statements.” In February 2006, Ideanew converted our 2005 Notes into 12,380,000 ordinary shares . In April 2006, Ideanew subsequently sold 2,760,000 ordinary shares to several third parties including Tiger Global Private Investment Partners III, L.P.. In December 2007, Ideanew received a total of 1,010,942 ordinary shares from Mr. Yu, Mr. Zihong Chen and Mr. Gonghao Chen pursuant to an anti-dilution arrangement. Ideanew sold 1,482,050 ordinary shares in connection with our initial public offering in December 2007. In January 2008, upon the underwriters’ exercise of an over-allotment option, Ideanew sold 416,708 ordinary shares.

Investment entities affiliated with Tiger

The investment entities affiliated with Tiger Global Private Investment Partners III, L.P. received their ordinary shares as follows. In February 2006, we issued 2006 Notes in the principal amount of US$19.9 million to Tiger Global Private Investment Partners III, L.P. For a description of the 2006 Notes, see Notes to Consolidated Financial Statements “Convertible Notes” in Item 18, “Financial Statements.” In April 2006, Tiger Global Private Investment Partners III, L.P. and Tiger Global L.P purchased a total of 4,610,000 and 2,870,000 ordinary shares, respectively, from Mr. Gonghao Chen, one of our officers, Ideanew and Bentley at a purchase price of US$3.626473 per share. In May 2006, Tiger Global L.P. sold 40,000 ordinary shares, 630,000 ordinary shares, 440,000 ordinary shares and 140,000 ordinary shares to Tiger Global II, L.P., Tiger Global Ltd., J&K Group Management Ltd. and United Capital Investment Group Limited, respectively, at US$3.626473 per share. In November 2007, Tiger Global Private Investment Partners III, L.P. converted its 2006 Notes into 10,357,507 of our ordinary shares. In December 2007, the investment entities affiliated with Tiger Global Private Investment Partners III, L.P sold an aggregate of 1,966,780 ordinary shares in connection with our initial public offering.

As of the date of this annual report, based on public filings with the Securities and Exchange Commission, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

Our major shareholders do not have different voting rights than any of our other shareholders.

Share Option Plan

On November 9, 2007, our shareholders approved the adoption of the Share Option Plan, to motivate, attract and retain eligible participants and to recognize and acknowledge their contributions to us. Our Share Option Plan aims to:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•	attract and retain or otherwise maintain on-going business relationships with the eligible participants whose contributions are or will be beneficial to the long-term growth of our company.

We have granted options to purchase an aggregate of 3,922,527 ordinary shares to our directors, executive officers and employees as of the date of this annual report. These options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant, and they will expire ten years from the date of grant.

As of the date of this annual report there are 9,760,667 ordinary shares (equal to 4,880,333 ADSs) available for future issuance upon the exercise of future grants under our Share Option Plan.

The following table sets forth information with respect to the share options granted under our Share Option Plan to our directors, executive officers and employees as of the date of this annual report:

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US Dollars)
Deyu Chen	*	4.80	December 18, 2007	December 17, 2017
Kang Nam Chu	*	4.80	December 18, 2007	December 17, 2017
Dongming Zhang	*	4.80	December 18, 2007	December 17, 2017
Denny Ting Bun Lee	*	4.80	December 18, 2007	December 17, 2017
Frank Ngai Chi Chan	*	4.80	December 18, 2007	December 17, 2017
Ying Kwan Cheung	*	4.80	December 18, 2007	December 17, 2017
Haisui Chen	*	5.30	March 25, 2008	March 24, 2018
Junxiong Li	*	5.30	March 25, 2008	March 24, 2018
Oliver Jian Ding	*	5.30	March 25, 2008	March 24, 2018
All Directors and Executive Officers as a Group	1,347,527
Other employees	2,575,000	5.30	March 25, 2008	March 24, 2018

*	Less than 1% of our outstanding share capital.

The following paragraphs summarize the terms of our Share Option Plan:

Eligible participants

The board of directors may, at its discretion, offer to grant an option to subscribe for such number of new ordinary shares as the board of directors may determine at an exercise price determined as described below to:

•	any full-time or part-time employees, executives or officers of our company or any of its subsidiaries;

•	any directors of our company or any of its subsidiaries;

•	any advisers, consultants, suppliers, customers and agents; and

•	who, in the sole opinion of the board of directors, will contribute or have contributed to our company.

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the Share Option Plan and under any other share incentive plan of our company must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately prior to our initial public offering, excluding for this purpose ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of the Share Option Plan (or any other share incentive plans of our company).

Price of shares

The subscription price of an ordinary share in respect of any particular option granted under the share option plan shall be such price as the board of directors in its absolute discretion shall determine, save that such price will not be less than the greater of:

•

the closing price of the ADSs representing our ordinary shares as quoted on the New York Stock Exchange on the date of grant, which must be a day on which the New York Stock Exchange is open for the business of dealing in securities; and

•	the nominal value of an ordinary share.

Performance target

A grantee may be required to achieve any performance targets as the board of directors may then specify in the grant before any options granted under the Share Option Plan can be exercised.

Time of exercise of option and duration of the share option plan

The period during which an option may be exercised will be determined by the board of directors in its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. Subject to earlier termination by our company in general meeting or by the board of directors, the Share Option Plan shall be valid and effective for a period of 10 years from November 9, 2007.

Scheme administration

Our board of directors will administer the Share Option Plan. Our board of directors’ decision as to all matters arising in relation to the share option plan or its interpretation or effect shall be final and binding on all parties.

Termination of the share option plan

Unless terminated earlier, the share option plan will expire in 2017. Our board of directors has the authority to amend or terminate the Share Option Plan subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

In addition to the options granted under the Share Option Plan, in July 2006, in connection with an employment agreement for one of our executives, Carling Technology granted options to the executive to acquire 1,094,656 ordinary shares of Carling Technology at the exercise price of US$1.93 (RMB13.5) per share. The award vests over a three year period, with 37.5% vesting on the first and second anniversaries of July 6, 2006 and 25% on the third anniversary. Those options will expire in June 2016. On September 21, 2007, in connection with our reorganization in preparation for our initial public offering, we entered into a new employment agreement with the same executive, in replacement of the existing employment agreement with Carling Technology, pursuant to which we granted options to the executive to acquire 1,094,656 ordinary shares of Gushan at the exercise price of US$1.93 (RMB13.5) per share. The options will be fully vested at 180 days after December 19, 2007. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions.

We engage from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or better than, similar transactions we would enter into with independent third parties. Since completion of our initial public offering, our related-party transactions have been subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.

Investor’s Rights Agreement

On September 20, 2007 we entered into a new investors’ rights agreement as part of our share and note exchange in connection with our reorganization. Pursuant to the investors’ rights agreement, we have granted certain ordinary shareholders and holders of the 2006 Notes certain rights, including the right of first refusal, right of co-sale, preemptive rights with respect to the issuance of new securities by us and certain registration rights, which include demand registration rights for the holders of the 2006 Notes, Form F-3 registration and piggyback registration. Except for the registration rights, all shareholder and noteholder rights under the investors’ rights agreement terminated automatically upon the completion of our initial public offering.

Other Related Party Transactions

Sales to Shaowu Hongxing

We made sales to Shaowu Hongxing Yefangzhi Co. Ltd, or Shaowu Hongxing, a company whose shareholder is also a shareholder of the company, in the amounts of RMB14.8 million and RMB4.0 million during the years ended December 31, 2005 and 2006, respectively. The related amounts due from Shaowu Hongxing for such sales had been fully settled as of December 31, 2006. During the year ended December 31, 2006, Shaowu Hongxing became an unrelated party because the shareholder was no longer a shareholder of Shaowu Hongxing. Therefore, the amounts were reclassified to accounts receivable and subsequently repaid by Shaowu Hongxing during the year ended December 31, 2006.

Transactions with Fuzhou Gushan, Handan Gushan and Fujian Gushan

During the year ended December 31, 2005, we acquired a 49% equity interest in Handan Gushan from Fuzhou Gushan, whose controlling shareholder also was controlled by one of our shareholders, for a consideration of RMB1.6 million, which was paid to Fuzhou Gushan during the year ended December 31, 2005. On the date of our acquisition of Handan Gushan the amount due to Fuzhou Gushan by Handan Gushan was RMB18.9 million, which we assumed. During the year ended December 31, 2005, Fuzhou Gushan also paid operating expenses of RMB4.3 million on behalf of Fujian Gushan, and during the year ended December 31, 2005, we repaid Fuzhou Gushan RMB24.7 million during the year ended December 31, 2005, representing the RMB1.5 million due as of December 31, 2004, the assumed liability of RMB18.9 million and the RMB4.3 million of operating expenses paid on behalf of Fujian Gushan.

Transactions with Shareholders

During the year ended December 31, 2005, three of our shareholders repaid the principal amount of RMB6.0 million as well as unpaid interest of RMB1.2 million to Mianyang Technology on our behalf. The principal amount of RMB6.0 million which was repaid by the shareholders was recorded as reduction of the amount due from the shareholders. In addition, a shareholder paid operating expenses of RMB3,000 on our behalf during the year ended December 31, 2005. The outstanding balance due to these shareholders was RMB1.2 million (including the RMB3,000 that was paid on our behalf) as of December 31, 2005. We repaid the amount of RMB1.2 million to these three shareholders during the year ended December 31, 2006. A shareholder paid operating expenses of RMB196,000 on our behalf during the year ended December 31, 2006. The outstanding balance was therefore RMB196,000 as of December 31, 2006. We repaid the RMB196,000 in 2007, and therefore, the entire outstanding balance has been repaid.

Various transactions with Mr. Jianqiu Yu and other officers

As of January 1, 2005, Mr. Jianqiu Yu owed us RMB20.1 million. During the year ended December 31, 2005, we advanced an additional RMB29.2 million to Mr. Yu and received repayments of RMB3.7 million from him. In addition, Mr. Yu repaid RMB6.0 million to Mianyang Technology on our behalf during the year ended December 31, 2005, which was recorded as a reduction of the amount due from Mr. Yu. We declared a dividend of RMB47.0 million in 2005 of which RMB9.4 million was paid to Mr. Yu in cash and RMB37.6 million was recorded as reduction to the amount due from him. The remaining outstanding balance as of December 31, 2005 was RMB2.0 million, which was paid by Mr. Yu during the year ended December 31, 2006. The amounts due from Mr. Yu were unsecured, interest-free and repayable on demand.

In January 2005, Carling Technology issued 78,940,000 common shares to Mr. Jianqu Yu, 10,000,000 common shares to Zihong Chen and 11,060,000 common shares to Gonghao Chen, respectively. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share.

Employment Agreements

Please refer to Item 6.B, “Directors, Senior Management and Employees—Compensation.”

Share Option Plan

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings.”

Dividend Policy

Before we established an offshore holding company structure, Sichuan Gushan declared and paid dividends to its then equity holders in the amount of approximately RMB47.0 million and RMB33.3 million for 2005 and 2004, respectively. On March 5, 2008, our board of directors declared dividends payable on or before May 30, 2008 in the amount of RMB0.41 per ordinary share of our company, or RMB0.82 per ADS, with respect to the year ended December 31, 2007 to our shareholders whose names appeared on our register of members on April 3, 2008.

Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to the approval of our shareholders. Any future dividend declaration will be subject to various factors, including our results of operations, our cash flows, our financial condition, payment by our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate.

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, which in turn depend on dividends from our seven subsidiaries in China, namely Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan and Shanghai Gushan. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Fujian Gushan, Beijing Gushan and Shanghai Gushan, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund until the balance of the fund has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to each of its general reserve fund, its enterprise expansion fund and its staff and workers’ bonus and welfare fund.

Under the New EIT Law, from January 1, 2008, non-resident enterprises without an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but whose relevant income is not effectively connected with an establishment or a place of business in the PRC, are subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income, such as dividends, paid from sources within the PRC. Under the China HK Tax Treaty, Hong Kong tax residents that hold at least 25% of the equity interest of an FIE are entitled to a reduced withholding tax rate of 5%. We believe that all of our intermediate holding companies are recognized as Hong Kong tax residents, since they are companies primarily managed and controlled in Hong Kong, and that withholding tax at the rate of 5% applies to these companies. See Item 3.D, “Key Information—Risk Factors—The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our enterprise income tax rate.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report. Please refer to the Note 15 to Consolidated Financial Statements “Subsequent Events” in Item 18, “Financial Statements.”

ITEM 9. THE OFFER AND LISTING.

Not applicable except for Item 9.A.4. and Item 9.C.

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since December 19, 2007. Our ADSs trade under the symbol “GU.” For the period from December 19, 2007 to June 27, 2008, the trading price of our ADSs on the New York Stock Exchange has ranged from US$7.00 to US$17.95 per ADS. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for each of the months since our initial public offering.

	Sale Price
	High		Low

2007 (from December 19, 2007)
December	US$	10.48	US$	8.84
2008
January	US$	12.72	US$	7.00
February	US$	12.06	US$	8.54
March	US$	15.52	US$	7.90
April	US$	16.06	US$	11.83
May	US$	17.95	US$	12.60
June (through June 27, 2008)	US$	14.59	US$	11.12

On June 27, 2008, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$11.54 per ADS.

C. Markets

Our ADSs, each representing two ordinary shares, have been listed on the New York Stock Exchange since December 19, 2007 under the symbol “GU.”

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated articles of association contained in our F-1 registration statement (File No. 333-151854) originally filed with the Securities and Exchange Commission on June 23, 2008, as amended. For further information regarding our amended and restated articles of association, share capital and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, see the section titled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-151854).

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as incorporated by reference to our registration statement on Form F-1 (File No. 333-151854) and those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See Item 4.B, “Information on the Company—Business Overview—PRC Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution” and “—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”

E. Taxation

The following discussions of material Cayman Islands and United States federal tax consequences of an investment in our ordinary shares or ADSs are based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. These discussions do not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. The discussion relating to matters of Cayman Islands tax law constitutes the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. The following discussion relating to matters of United States federal income tax law or legal conclusions and subject to the qualifications herein, has been prepared by Sidley Austin LLP, our special U.S. counsel, and constitutes the opinion of Sidley Austin LLP. You are urged to consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares or ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a discussion of certain United States federal tax consequences under present law of an investment in our ordinary shares or ADSs. This discussion applies only to original purchasers of our ordinary shares or ADSs that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency for United States federal income tax purposes.

The following discussion does not deal with all the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	U.S. expatriates;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	holders holding ordinary shares or ADSs through partnerships or other pass-through entities.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this prospectus. These authorities are subject to change, possibly on a retroactive basis. You are urged to consult your own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of our ordinary shares or ADSs in your particular circumstances.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds ordinary shares or ADSs, the tax treatment of a partner (or a member of such other entity) will generally depend upon the status of the partner (or the member) and the activities of the partnership (or such other entity). If you are a partner (or the member) in a partnership (or such other entity) holding ordinary shares or ADSs, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with their terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to United States federal income tax.

U.S. Holders

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions made by us to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as computed under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and then, to the extent the amount of such excess exceeds your tax basis, as capital gain. We do not expect to compute our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution made by us to you will generally be treated as a dividend.

With respect to non-corporate U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income” provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain registered national exchanges. Our ordinary shares are not readily tradable on an established securities market in the United States; consequently, dividends received with respect to such shares are ineligible to be taxed at the lower capital gains rate. Our ADSs are listed on the New York Stock Exchange, however, and thus qualify as readily tradable on an established securities market in the United States. Moreover, as explained in further detail below, we do not expect to be treated as a PFIC for our current taxable year, and we do not expect to become a PFIC in the foreseeable future. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of an ordinary share or ADS equal to the difference between the amount realized (in U.S. dollars) for the ordinary share or ADS and your tax basis (in U.S. dollars) in the ordinary share or ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder who has held the ordinary share or ADS for more than one year, you will be eligible for reduced rates of taxation (generally 15%). You may deduct any loss resulting from the sale or exchange of an ordinary share or ADS only against other capital gains. If you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as a

United States source gain or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You are urged to consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive foreign investment company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the foreseeable 125 future, although there can be no assurance in this regard. A company is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the foregoing PFIC tests, we will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination that we do not expect to be a PFIC is based in part on our current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our current total market value of our stock plus our liabilities and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may also result in us being classified as a PFIC.

We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The calculation of goodwill will be based, in part, upon the market value of our ordinary shares or ADSs from time to time, which may fluctuate. If we are a PFIC for any year during which you hold ordinary shares or ADSs, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares or ADSs. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ordinary shares or ADSs. If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and to any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if you hold the ordinary shares or ADSs as capital assets.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder’s pro rata share of the corporation’s ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder’s pro rata share of the corporation’s net capital gain for the taxable year. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a “qualified electing fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares or ADSs.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ordinary shares or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over your adjusted basis in such ordinary shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares or ADSs. Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is any stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will continue to be listed and regularly traded on New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, if you are a U.S. Holder of ADSs it is expected that the mark-to-market election would be available to you with respect to the ADSs were we to be or become a PFIC. Because a mark- to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You are urged to consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

If you hold our ordinary shares or ADSs in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our ordinary shares or ADSs.

Material United States Federal Tax Considerations for Non-U.S. Holders

If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the United States. In such cases, you will generally be taxed in the same manner as a U.S. Holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ordinary shares or ADSs unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the United States; or

•

you are an individual present in the United States for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the United States or you have a tax home in the United States.

If you are a corporate Non-U.S. Holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Information Reporting and Backup Withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate U.S. Holder and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed in a timely manner.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES OR ADSS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES OR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We have previously filed with the Securities and Exchange Commission our registration statements (File Number 333-147794 and File Number 333-151854) on Form F-1, as amended.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Please refer to Item 4.C, “Information on the Company—Organizational Structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including changes in interest rates, foreign exchange rates and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. As of December 31, 2007, a substantial portion of our cash is held in China and Hong Kong in interest bearing bank deposits and denominated in Renminbi, Hong Kong dollars and U.S. dollars. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

We are subject to risks resulting from fluctuations in the prices of our raw materials as well as market prices for diesel, which affect prices of our biodiesel products. The price of our raw materials, which primarily consist of vegetable oil offal and used cooking oil, vary from one region to another and may be affected by demand for such materials from other users, including other biodiesel producers. We price our biodiesel based on the market price for diesel. The market price for diesel is affected by the price for crude oil. As a result, changes in global prices of crude oil, any interruption in the supply of crude oil or any governmental regulation of the price of diesel may have a material effect on the selling price of our biodiesel products. Over the past three years, crude oil prices have fluctuated significantly. Nonetheless, the PRC diesel guidance price historically has insulated the selling price of diesel in China from short-term fluctuations in crude oil prices.

Foreign exchange risk

We carry out the majority of our transactions in Renminbi, therefore, we have limited exposure to foreign exchange fluctuations from day-to-day operations. As of December 31, 2007, we had RMB406.8 million, US$132.2 million and HKD8.5 million denominated in Renminbi, Hong Kong dollars and U.S. dollars, respectively, deposited in interest bearing accounts. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare. The U.S. dollar depreciated relative to the Renminbi during the three months ended March 31, 2008. As a result, during the three months ended March 31, 2008, we experienced increased foreign exchange losses due to an increase in U.S. dollars holdings by Chongqing Gushan and Hunan Gushan, our two newly established subsidiaries, as a result of capital contributions provided in U.S. dollars from intermediate holding companies. In translating the financial statements of our holding companies, whose functional currency is U.S. dollars or Hong Kong dollars, into Renminbi, we also recorded a foreign exchange translation adjustment for the depreciated value of our net assets in our accumulated other comprehensive loss with shareholders’ equity as of March, 2008. See Item 3.D, “Key Information—Risk Factors—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.”

Inflation risk

Inflation did not have a significant effect on our business in the years 2005, 2006 and 2007. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index, or the CPI, in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. However, China has experienced higher rates of inflation in recent months. If the resulting increase in the cost of our raw materials exceeds the increase in the selling price of our products, our profit margins will be adversely affected.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

We completed our initial public offering of 36,000,000 ordinary shares, in the form of 18,000,000 ADSs on December 24, 2007 at a price of US$9.60 per ADS. The aggregate price of the offering amount registered and sold was approximately US$144.0 million, of which we received net proceeds of US$131.5 million. The effective date of our registration statement on Form F-1 was December 24, 2007. Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Piper Jaffray & Co. were the underwriters for the offering.

As of the date of this Form 20-F, we have used approximately US$21.8 million out of the net proceeds for the acquisition of land use rights and construction of facilities in Chongqing and Hunan.

We intend to use the remaining net proceeds of US$109.7 million for the following purposes:

•	approximately US$98.2 million to expand our production capacity, including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities;

•	approximately US$10.0 million for research and development, including research into the production of biodiesel using other feedstocks at a cost effective price; and

•	the balance for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Principal Executive Officer and our Principal Financial Officer and Principal Accounting Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules, regulations and forms. We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Changes in Internal Control over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Denny Lee, one of our independent directors and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to all of our senior executive and financial officers. Our code of ethics is publicly available on our website (www.chinagushan.com). We have included our code of ethics as an exhibit to this annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2005	2006	2007
	RMB	RMB	RMB
Audit fees(1)	—	—	7,651
Audit-related fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice in 2007 in connection with our initial public offering.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description

1.1†	Amended and Restated Articles of Association of the Registrant

2.1*	Form of American Depositary Receipt

2.2*	Specimen Certificate for Ordinary Shares

2.3†	Deposit Agreement among the Registrant, the Depositary and owners and holders of American Depositary Shares issued thereunder

2.4*	Investors’ Rights Agreement, among Gushan Environmental Energy Limited, the ordinary shareholders of Gushan Environmental Energy Limited and the holders of the 2006 Notes dated September 20, 2007

4.1*	Share Option Scheme, dated November 9, 2007

4.2*	Technology cooperation agreement with the Fujian Chemistry Science & Technology Research Institute, dated on May 22, 2006 (English translation)

4.3*	Technology cooperation agreement with the Resource & Environmental Research Institute of Fuzhou University, dated on June 6, 2006 (English translation)

4.4*	Form of Service Agreement between the Registrant and an Executive Officer of the Registrant

4.5*	Subscription Agreement among Carling Technology Limited, Tiger Global Private Investment Partners III, L.P., United Capital Investment Group Limited, Jianqiu Yu, Joywin Technology Limited, Profit Faith Technology Limited and Brightest Resources Limited, dated January 19, 2006

4.6*	Agreement for the sale and purchase of Shares and transfer of convertible notes in Carling Technology Limited, among Gushan Environmental Energy Limited, Carling Technology Limited, Jianqiu Yu, Zihong Chen, Gonghao Chen, the ordinary shareholders of Carling Technology Limited and the holders of the 2006 Notes dated September 20, 2007

4.7*	Form of Directors Agreement

8.1†	Subsidiaries of Registrant

11.1	Code of Ethics of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350

23.1	Consent of Conyers Dill & Pearman

23.2	Consent of Sidley Austin

23.3	Consent of Chen & Co. Law Firm

23.4	Consent of Frost & Sullivan

23.5	Consent of Greater China Appraisal Limited

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-147794).
†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-151854).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 30, 2008

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Frank Ngai Chi Chan
Name :	Frank Ngai Chi Chan
Title :	Principal Financial Officer and Principal Accounting Officer

GUSHAN ENVIRONMENTAL ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2006, and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG

Hong Kong, China

June 23, 2008

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except share data)

		December 31,
	Note	2006	2007
		RMB	RMB
ASSETS

Current assets:
Cash		275,142	1,380,735
Accounts receivable		24,780	31,110
Inventories		38,784	31,580
Prepaid expenses and other current assets		9,549	11,851

Total current assets		348,255	1,455,276

Property, plant and equipment, net		498,085	807,371
Land use rights		25,178	42,812
Convertible note issuance costs		7,600	—
Other assets		—	4,335

Total assets		879,118	2,309,794

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Convertible notes		41,043	—
Accounts payable		7,647	47,242
Accrued expenses and other payables		27,504	62,099
Accounts due to related parties	13	196	—
Income taxes payable		4,607	19,152

Total current liabilities		80,997	128,493

Commitments and Contingencies	14

Shareholders’ equity:	1(b)
Ordinary Shares
Par value: HK$0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 123,820,000 and 166,831,943 as of December 31, 2006 and 2007, respectively		—	1
Additional paid-in capital		283,197	1,436,862
Accumulated other comprehensive loss		(3,653)	(4,412)
Retained earnings		518,577	748,850

Total shareholders’ equity		798,121	2,181,301

Total liabilities and shareholders’ equity		879,118	2,309,794

See accompanying notes to these consolidated financial statements

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of RMB, except share data)

		Year ended December 31,
	Note	2005	2006	2007
		RMB	RMB	RMB
Revenues	8	360,805	824,482	1,008,056
Cost of revenues		(179,861)	(446,742)	(568,973)

Gross profit		180,944	377,740	439,083

Operating expenses
Research and development		(130)	(1,062)	(2,397)
Selling, general and administrative		(12,224)	(43,592)	(53,557)

Total operating expenses		(12,354)	(44,654)	(55,954)

Income from operations		168,590	333,086	383,129

Other income (expense):
Interest income		169	4,508	3,757
Interest expense	4	(3,101)	(3,216)	(108,893)
Foreign currency exchange losses		(90)	(1,095)	(1,945)
Other income, net	2(q)	1,213	3,913	2,724

Earnings before income tax expense		166,781	337,196	278,772

Income tax expense	9	(14,255)	(4,392)	(48,499)

Net income		152,526	332,804	230,273

Earnings per ordinary share
— Basic	10	1.48	2.75	1.84
— Diluted	10	1.35	2.49	1.83

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of RMB, except share data)

	Note	Number of Shares	Amount	Registered Capital	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Comprehensive Income
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005		—	—	9,100	—	—	80,243	89,343
Effect of Share Transfer	1b	—	—	(9,100)	9,100	—	—	—
Issuance of ordinary shares upon incorporation of Carling Technology Limited	1b	100,000,000	—	—	83	—	—	83
Issuance of ordinary shares on May 20, 2005, net of issuance cost of nil		5,250,000	—	—	21,200	—	—	21,200
Net income		—	—	—	—	—	152,526	152,526	152,526
Foreign currency exchange translation adjustment		—	—	—	—	303	—	303	303

									152,829

Dividend paid		—	—	—	—	—	(46,996)	(46,996)

Balance as of December 31, 2005		105,250,000	—	—	30,383	303	185,773	216,459
Issuance of ordinary shares upon conversion of convertible notes on February 23, 2006, net of issuance cost of nil	5	18,570,000	—	—	67,169	(16)	—	67,153
Recognition of beneficial conversion value upon issuance of convertible notes	5	—	—	—	175,906	—	—	175,906
Recognition of incremental beneficial conversion value upon issuance of share options	5	—	—	—	3,520	—	—	3,520
Net income		—	—	—	—	—	332,804	332,804	332,804
Foreign currency exchange translation adjustment		—	—	—	—	(3,940)	—	(3,940)	(3,940)

									328,864

Share-based compensation	11	—	—	—	6,219	—	—	6,219

Balance as of December 31, 2006		123,820,000	—	—	283,197	(3,653)	518,577	798,121
Issuance of ordinary shares upon conversion of convertible notes, net of issuance cost of nil	5	13,011,943	—	—	179,259	—	—	179,259
Issuance of 30,000,000 ordinary shares, upon IPO, net of issuance cost of RMB17,580	1b	30,000,000	1	—	964,254	—	—	964,255
Net income		—	—	—	—	—	230,273	230,273	230,273
Foreign currency exchange translation adjustment		—	—	—	—	(759)	—	(759)	(759)

									229,514

Share-based compensation	11	—	—	—	10,152	—	—	10,152

Balance as of December 31, 2007		166,831,943	1	—	1,436,862	(4,412)	748,850	2,181,301

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB)

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Cash flows from operating activities
Net income	152,526	332,804	230,273
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	6,219	10,152
Depreciation	12,020	29,056	36,883
Land use rights expense	61	165	313
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	—	2,625	108,893
Loss on disposal of property, plant and equipment	26	42	1
Foreign exchange gain or loss, net	90	1,095	1,945
Changes in assets and liabilities, net of effects from acquisition of Handan Gushan
Accounts receivable	(6,913)	(4,930)	(6,330)
Inventories	437	(32,050)	7,204
Prepaid expenses and other current assets	(385)	(8,766)	(959)
Amounts due from related parties	(657)	914	—
Accounts payable	4,771	123	(2,988)
Accrued expenses and other payables	(9,240)	11,764	12,859
Interest payable	3,883	897	—
Income taxes payable	(8,490)	4,392	14,545

Net cash provided by operating activities	148,129	344,350	412,791

Cash flows from investing activities
Purchase of property, plant and equipment	(153,433)	(245,231)	(263,648)
Payments for land use rights	(2,300)	(19,525)	(12,280)
Proceeds from disposal of property, plant and equipment	—	2	—
Acquisition of Handan Gushan, net of cash assumed of RMB279	(3,000)	—	—

Net cash used in investing activities	(158,733)	(264,754)	(275,928)

Cash flows from financing activities
Dividends paid	(9,399)	—	—
Proceeds from issuance of convertible notes	63,785	202,235	—
Payments for convertible notes issuance costs	—	(8,717)	—
Proceeds from issuance of ordinary shares	21,283	—	981,834
Payment for expenses related to IPO	—	—	(7,189)
Advances made to related party	(29,175)	—	—
Proceeds from repayment of advances made to related party	3,699	2,178	—
Proceeds from advances received from related party	4,314	—
Repayment of advances received from related parties	(24,696)	(1,203)	(196)
Proceeds from secured short-term bank loans	5,000	—	—
Repayments of secured short-term bank loans	(13,000)	(5,000)	—

Net cash provided by financing activities	21,811	189,493	974,449

Effect of foreign exchange rate changes on cash	(1,208)	(6,186)	(5,719)

Increase in cash	9,999	262,903	1,105,593
Cash at beginning of year	2,240	12,239	275,142

Cash at end of year	12,239	275,142	1,380,735

Supplemental cash flow and non-cash flow information
Income taxes paid	(22,745)	—	(33,954)
Interest paid	(802)	(111)	—
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	—	—	42,583
Payables for purchase of land use rights	—	—	6,391
Payables for expenses related to IPO	—	—	15,345
Reduction of amounts due from related parties with increase in advances from related parties (note 13 (iii))	1,200	—	—
Reduction of advances from a related party with dividend declared to related party (note 13 (iv))	37,597	—	—
Conversion of 2005 Notes, including accrued interest of RMB4,780 for 18,570,000 of Carling Technology Limited ordinary shares	—	67,154	—
Conversion of 2006 Notes, including accrued interest of RMB174,733 for 13,011,943 of the Company’s ordinary shares	—	—	184,651
Reduction of amounts due from related parties with amounts due to related parties (note 13 (iii) and (iv))	6,000	—	—

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of bio-diesel and bio-diesel by-products in the People’s Republic of China (the “PRC”). The Group operates three production facilities located in the Sichuan, Hebei and Fujian municipalities of the PRC. The Group’s bio-diesel product is typically blended with diesel fuel and used to power diesel engines and vehicles. The Group’s bio-diesel by-products include glycerine, plant asphalt, erucic acid and erucic amide.

(b) Organization

The Company was incorporated in the Cayman Islands on May 16, 2006 and as part of a series of reorganization activities described below, became the ultimate holding company of Sichuan Gushan Vegetable Fat Chemistry Co., Ltd (“Sichuan Gushan”), a company established in the PRC on June 14, 2001.

On January 5, 2005, the shareholders of Sichuan Gushan established Carling Technology Limited (“CAL”), a company incorporated in the British Virgin Islands, by subscribing to 100,000,000 ordinary shares of CAL at US$0.0001 (RMB0.00082) per share or RMB83 in the aggregate. The proportionate ownership of CAL was the same as the proportionate ownership of Sichuan Gushan. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to CAL. As a result of these activities (the “Share Transfer”), Sichuan Gushan was reorganized as a wholly-owned subsidiary of CAL.

Further, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholders of CAL incorporated the Company on May 16, 2006. On September 20, 2007, the shareholders of CAL subscribed to 123,820,000 of the Company’s ordinary shares in exchange for all the outstanding shares of CAL (the “Reorganization”). The proportionate ownership of the Company immediately after the Reorganization and the proportionate ownership of CAL before the Reorganization was the same. In substance, CAL was reorganized as a wholly-owned subsidiary of the Company.

On December 19, 2007, the Company completed an IPO of ordinary shares on the New York Stock Exchange. The IPO, which was priced at US$4.80 per share, consisted of 30,000,000 new ordinary shares issued by the Company and 6,000,000 ordinary shares offered by the selling shareholders.

(c) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). This basis of accounting differs in certain material respects from that used for the preparation of the books of account of PRC subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the PRC. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of PRC subsidiaries to present them in conformity with U.S. GAAP.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (continued)

(c) Basis of Presentation (continued)

Since the Reorganization was completed for the sole purposes of establishing the legal structure of the Group in preparation of the Group’s IPO and as the shareholders’ proportionate equity interests in the Company upon completion of the Reorganization were identical to their proportionate equity interests in CAL just prior to the completion of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of CAL which were transferred to the Company have been recognized at the historical carrying amounts of CAL. In addition, the accompanying consolidated financial statements present the results of the Group as if CAL and CAL’s subsidiaries were transferred to the Company as of the beginning of the earliest period presented.

Similarly, since the proportionate ownership interests in CAL upon completion of the Share Transfer were identical to the proportionate equity interests in Sichuan Gushan just prior to the completion of the Share Transfer, the Share Transfer has also been accounted for in a manner similar to pooling-of-interests. Accordingly, the assets and liabilities of Sichuan Gushan which were transferred to CAL have been recognized at the historical carrying amounts of Sichuan Gushan and the accompanying consolidated financial statements present the results of CAL as if Sichuan Gushan were transferred to CAL as of the beginning of the earliest period presented.

(d) Significant Concentrations and Risks

Customer concentration

All of the Group’s customers are located in the PRC. Individual customers accounting for more than 10% of the Group’s revenues consist of the following:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	%
Customer A	—	—	118,532	14%	87,667	9%
Customer B	—	—	113,010	14%	72,457	7%

Total	—	—	231,542	28%	160,124	16%

Individual customers accounting for more than 10% of the Group’s accounts receivable consist of the following:

	December 31,
	2006		2007
	RMB	%	RMB	%
Customer A	6,582	27%	10,373	33%
Customer B	6,041	24%	7,385	24%
Customer C	3,171	13%	2,430	8%

Total	15,794	64%	20,188	65%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

1	PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (continued)

(d) Significant Concentrations and Risks (continued)

Supplier concentration

All of the Group’s suppliers are located in the PRC. Individual suppliers accounting for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	%
Supplier A	68,591	38%	74,363	17%	106,192	19%
Supplier B	—	—	59,077	13%	64,875	11%
Supplier C	—	—	26,412	6%	59,193	10%
Supplier D	—	—	49,493	11%	50,508	9%
Supplier E	17,709	10%	60,229	13%	15,368	3%

Total	86,300	48%	269,574	60%	296,136	52%

Cash concentration

The Group’s cash balance consist of the following:

	December 31,
	2006	2007
	RMB	RMB
Deposited in financial institutions in the PRC
— Held in RMB	142,054	406,842
— Held in HKD	123,673	84

	265,727	406,926
Deposited in financial institutions in Hong Kong
— Held in HKD	1,103	7,927
— Held in USD	8,211	965,764

	275,041	1,380,617

Management believes that these financial institutions are of high credit quality. The Group held cash on hand of RMB101 and RMB118 as petty cash as of December 31, 2006 and 2007.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount and estimated useful lives of long-lived assets, realizable values for inventories, fair value of share-based compensation and financial instruments, and the allocation of the cost of the Handan Gushan acquisition. Actual results could differ from those estimates.

(c) Foreign Currency Transactions

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s operating subsidiaries is the RMB, since the RMB is the currency of the PRC, the primary economic environment in which the Group’s PRC subsidiaries operate. Transactions denominated in foreign currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in foreign currency exchange losses in the statements of income.

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at each balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB, the Company’s reporting currency, at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d) Accounts Receivable

Accounts receivable are recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of an accounts receivable balance, the Group considers various factors, including the age of the balance, the customer’s historical payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because management of the Group believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average basis. Costs of work-in-process and finished goods are composed of direct materials, direct labour and an allocation of manufacturing overhead based on normal operating capacity.

(f)	Long-lived Assets

Property, plant and equipment

Property, plant and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements or betterments are capitalized. The estimated useful lives of property, plant and equipment consist of the following:

Buildings	20 years
Plant and machinery	5 to 10 years
Furniture and fixtures	5 years
Motor vehicles	5 to 10 years

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed as cost of revenues when the inventory is sold. Costs incurred in the construction of property, plant and equipment, including an allocation of interest costs incurred, are capitalized and transferred out of construction-in-progress and into their respective asset category when the assets are ready for their intended use, at which time depreciation commences.

Impairment of long-lived assets

Long-lived assets, consisting of property, plant and equipment and land use rights are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

(g) Land Use Rights

Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during the contractual term of the land use right. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 50 years or the remaining period of the rights upon acquisition. As of December 31, 2006 and 2007, RMB165 and RMB889 respectively, which are expected to be charged to expense within one year from the balance sheet date have been classified as a current asset and included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Land use rights as of December 31, 2007, include RMB14,912 for down payment of the land use rights for land located in Beijing for which the land use right certificate has not been issued to the Group by the relevant PRC authority.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Products are considered delivered when the customers’ take delivery at the Group’s facilities and are accepted by the customers, which is the point when the customers take ownership and assume risk of loss. Customer acceptance is evidenced by signed delivery notes. In the PRC, value added tax (VAT) at a rate of 17% on the invoice amount is collected on behalf of tax authorities. Revenue is stated net of VAT. VAT collected from customers is offset against VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until paid.

(i) Share-based Payments

The Group accounts for share-based payments under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(j) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 36% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related service is provided. For the years ended December 31, 2005, 2006, and 2007, contributions to the defined contribution plans were RMB193, RMB636 and RMB812, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(k) Research and Development Costs

Research and development costs are expensed as incurred.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change in tax rates or tax law is enacted.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Income Taxes (continued)

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Group has elected to classify interest and penalties related to unrecognised tax benefits, if and when required, as part of income taxes expense in the consolidated statements of income. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

(m) Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing adjusted net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method). Ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

For the purpose of calculating basic earnings per share the weighted average number of shares used in the calculation reflects the shares outstanding as if the Reorganization, Share Transfer and Share Split had occurred as of January 1, 2005.

(n) Segment Reporting

The Group has one operating segment, as that term is defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information . All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(o) Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, other receivables (included in prepaid expenses and other current assets), accounts payable, current amounts due to related parties and other payables, approximate their fair values due to their short-term nature.

The estimated fair value of the convertible notes as of December 31, 2006 was RMB336,333 (carrying value RMB41,043) which were based on the present value of cash flows discounted at a rate that approximates current market returns for the issuance of similar debt instruments issued to comparable holders in the same geographical area and considered an amount to reflect the embedded conversion feature based on standard Black-Scholes option pricing methods, which takes into account in the estimated enterprise value of the Group at each balance sheet date.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of the business that cover a wide range of matters, including among others, product and environmental liability and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies , the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(q) Government Grant

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2005, 2006 and 2007 grants received, which are included in other income, were RMB1,240, RMB4,060 and RMB2,692, respectively.

(r) Recently Issued Accounting Standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FASB Staff Position FAS157-2, Effective Data of FASB Statement No. 157. SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by the Group in the fiscal year beginning January 1, 2008. The Group is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Group on January 1, 2008, although earlier adoption is permitted. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Recently Issued Accounting Standards (continued)

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Although management will continue to evaluate the application of SFAS No. 160, management does not currently believe the adoption of the SFAS No. 160 will have a material impact on the Group’s results of operations and financial position.

Staff Position No. APB 14-1

In May 2008, FASB issued Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion, or FSP APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the 2005 and 2006 Notes. The impact of this new accounting treatment may be significant and is expected to result in an increase to non-cash interest expense beginning in the year ended December 31, 2009 for financial statements covering past and future periods. As a result of the retrospective application of FSP APB 14-1, upon adoption on January 1, 2009, the interest expense recognized on our 2006 Notes for the year ended December 31, 2007 will be retroactively restated and increased to reflect the value of the conversion feature of the 2006 Notes.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

3	INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2006	2007
	RMB	RMB
Raw materials	31,158	21,495
Work in progress	971	1,915
Finished goods	6,655	8,170

Total inventories	38,784	31,580

4	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2006	2007
	RMB	RMB
Buildings	46,092	60,159
Furniture and fixtures	1,187	1,704
Machinery	351,313	430,411
Motor vehicles	4,723	5,406
Construction in progress	150,107	401,902

Total property, plant and equipment	553,422	899,582
Less: accumulated depreciation	(55,337)	(92,211)

Total property, plant and equipment, net	498,085	807,371

The Group does not have the property ownership certificates for certain of its buildings. As of December 31, 2007, the net book value of these buildings amounted to approximately RMB46,657. The application of the property ownership certificates was still in progress.

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Cost of revenues	11,712	28,164	35,353
Selling, general and administrative	308	892	1,530

Total depreciation expense	12,020	29,056	36,883

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

4	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company capitalizes interest costs as a component of the cost of construction in progress. Interest cost incurred during the years ended December 31, 2005, 2006, and 2007 consist of the following:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Interest cost capitalized	1,586	18,301	39,938
Interest cost charged to income	3,101	3,216	108,893

Total interest cost incurred	4,687	21,517	148,831

5	CONVERTIBLE NOTES

2005 Notes

On May 20, 2005, CAL issued HK$60 million (RMB63.8 million) in Hong Kong dollar denominated convertible notes (the “2005 Notes”). The 2005 Notes were issued at par and bore an annual interest rate of 10% payable upon maturity. The 2005 Notes mature upon the earlier of an IPO of the Group or November 20, 2007 and are convertible (including unpaid interest) at the option of the holders into a 15% equity interest of CAL at anytime prior to maturity.

The Group has determined that the conversion feature embedded in the 2005 Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes in a position substantially similar to a net settlement provision.

The Group has also determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to non-detachable conversion feature embedded in the 2005 Notes since RMB3.42 per share, the effective conversion price of 2005 Notes, was equal to RMB3.42 per share, the fair value the CAL’s ordinary shares on the commitment date. The estimated fair value of the CAL’s ordinary shares at the commitment date was determined by management based on the per share issuance price of CAL’s ordinary shares issued to an independent third party on the commitment date.

On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and CAL issued 18,570,000 of its ordinary shares. The carrying value of the 2005 Notes of RMB67,154, including accrued interest of RMB4,780 was recorded as an increase to shareholders’ equity.

2006 Notes

On February 23, 2006, CAL issued US$25 million (RMB202.2 million) in United States dollar denominated convertible notes (the “2006 Notes”). The 2006 Notes were issued at par and bore no interest. The 2006 Notes mature at the earlier of February 22, 2009 or upon an IPO of the Group and were convertible to 12,897,917 shares on February 23, 2006, the commitment date, at the option of the holders at anytime prior to maturity. Under the terms of the 2006 Notes, if the Company were to issue any equity securities (including

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

5	CONVERTIBLE NOTES (continued)

ordinary shares, options or warrants to purchase ordinary shares, other securities or securities convertible or exercisable into ordinary shares) at a consideration which reflects a Company enterprise value of less than or equal to USD397,500, the number of ordinary shares which the 2006 notes were convertible into would increase. The 2006 Notes were secured by substantially all the Group’s assets.

The Company has determined that the conversion feature embedded in the 2006 Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2006 Notes in a position substantially similar to a net settlement provision.

The Company determined that at the commitment date of February 23, 2006 the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175,906 since the effective conversion price of 2006 Notes of RMB15.69 per share, was less than RMB29.33 per share, the fair value of the CAL’s ordinary shares on the commitment date. The intrinsic value of the beneficial feature conversion of RMB13.64 per share or RMB175,906 in aggregate was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. In addition, since the ultimate number of shares to be issued upon conversion was contingent, the Company determined incremental intrinsic value of the conversion feature as the number of additional shares to be issued became known. On July 6, 2006, as a result of the issuance of share options by the Company, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3,520, which represent the additional 114,026 shares to be issued valued at RMB29.33 per share, the estimated fair value of the CAL’s ordinary shares on the commitment date, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital.

The estimated fair value of Carling Technology’s ordinary share at the commitment date was determined by management based on the per share price of ordinary shares transferred between several independent third parties near the commitment date. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would be recognized as interest expense upon redemption. Direct and incremental costs of issuing the 2006 Notes of RMB8,717 were charged against the net proceeds of the 2006 Notes. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature were RMB888 and RMB19,622, respectively, for the year ended December 31, 2006 and RMB1,862 and RMB38,076, respectively, for the year ended December 31, 2007.

In connection with the IPO, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and the Company issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes of RMB179,259, net of issuance costs of RMB5,392 was recorded as an increase to additional paid-in capital.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

6	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2006	2007
	RMB	RMB
Accrued payroll and welfare	14,682	20,018
Value added taxes payable	6,265	11,689
Individual income taxes payable	—	35
Land use rights payable	—	6,391
Accrued professional fees	4,611	20,785
Other payables and accrued expenses	1,946	3,181

Total accrued expenses and other payables	27,504	62,099

Other payables mainly represented amounts received from third parties which are payable to research institutes. Other accrued expenses mainly represented amounts payable for miscellaneous expenses.

7	STATUTORY RESERVES

Under PRC rules and regulations, the Company’s operating subsidiaries are required to provide for the following statutory reserves:

Statutory surplus reserve or general reserve fund

According to PRC rules and regulations, the Company’s operating subsidiaries are required to transfer 10% of the net income after tax, as determined in accordance with PRC GAAP, to a statutory surplus reserve or general reserve fund until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

Statutory public welfare fund

According to the PRC rules and regulations, prior to the Share Transfer, the Company’s operating subsidiaries were required to transfer 5% of the net income after tax, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund could only be utilized for the collective benefit of the Groups’ employees. The transfer to this fund was required to be made before distribution of dividends to shareholders can be made. Since the Share Transfer, appropriations to the statutory public welfare plan are made at the discretion of the Board of Directors.

Effective from August 2005, Handan Gushan became a Sino-foreign Joint Equity Enterprise. Handan Gushan, is required to provide for general reserve fund, and enterprise expansion fund and staff and workers’ bonus and welfare fund at least 5% each, which is in accordance with its article of association.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

7	STATUTORY RESERVES (continued)

For the years ended December 31, 2005, 2006 and 2007, the Group’s operating subsidiaries made appropriation to the such reserves of RMB4,378, RMB23,294 and RMB5,714, respectively. The accumulated balance of such reserves maintained at the Group’s operating subsidiaries as of December 2006 and 2007 were RMB50,147 and RMB55,861, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

8	REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Bio-diesel	224,121	698,449	845,463
Bio-diesel by-products:
Erucic acid	61,685	34,833	44,799
Erucic amide	25,474	25,402	41,367
Glycerine and stearic acid	40,566	47,777	54,436
Plant asphalt	6,696	12,640	14,355
Refined glycerine	2,263	5,381	7,636

Total bio-diesel by-products	136,684	126,033	162,593

Total revenues	360,805	824,482	1,008,056

9	INCOME TAX

Cayman Islands and British Virgin Islands Tax

Under Cayman Islands and British Virgin Islands tax laws, the Company is not subject to tax on income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

Hong Kong Tax

The Company has four subsidiaries that are holding companies of the Company’s PRC operating companies. No provision for Hong Kong Profits Tax has been made in the consolidated financial statements as the Group’s profits neither arise in nor derived from Hong Kong.

PRC Tax

The Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the national and local income tax law of the PRC (“Income Tax Law”) and were generally subject to Enterprise Income Taxes (“EIT”) at statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax before January 1, 2008.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

9	INCOME TAX (continued)

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“New EIT Law”) which took effect on January 1, 2008. The PRC income tax rate is unified to 25% for all enterprises.

The State Council of the PRC passed an implementation guidance note (“Implementation Guidance”) on December 26, 2007, which sets out details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, certain PRC subsidiaries which have not fully utilised its five-year tax holiday will be allowed to continue to receive benefits of the full exemption from or a reduction in income tax rate until expiry of the tax holiday, after which, the 25% standard rate will apply.

In addition, under the New EIT Law, from January 1, 2008, non-resident enterprises without an establishment or place of business in the PRC or which have an establishment or place of business in the PRC but whose relevant income is not effectively connected with the establishment or a place of business in the PRC, will be subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income, such as dividends, derived and earned after January 1, 2008 from sources within the PRC. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or China-HK Tax Treaty, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by BVI incorporated companies which are recognized as Hong Kong tax residents, since they are companies, although not incorporated in Hong Kong, are nevertheless primarily managed and controlled in Hong Kong. Accordingly, a rate of 5% is applicable to the calculation of this withholding tax for these companies.

Sichuan Gushan Vegetable Fat Chemistry Co., Ltd (“Sichuan Gushan”) was entitled to a preferential EIT rate of 15% for the tax period from January 1, 2003 to July 31, 2005. On August 1, 2005, as a result of the Share Transfer, Sichuan Gushan tax status changed to a foreign-owned enterprise and is therefore entitled to exemption from national and local EIT, for the tax period from August 1, 2005 to December 31, 2005. For the year ended December 31, 2006, Sichuan Gushan was exempted from national income tax but subject to an EIT rate of 3% for local income tax. For the year ended December 31, 2007, Sichuan Gushan is subject to EIT rate of 18% income tax, which comprises a 15% national income tax and a 3% local income tax. For the periods from January 1, 2008 to December 31, 2009, Sichuan Gushan will be subject to EIT rate of 12.5%. Thereafter, Sichuan Gushan’s EIT rate will be 25%.

Prior to August 1, 2005, Handan Gushan was subject to an EIT rate of 33%. On August 1, 2005, as a result of the Share Transfer, Handan Gushan tax status changed to Sino-foreign Joint Equity Enterprise and is therefore entitled to full exemption from EIT for the tax periods from August 1, 2005 to December 31, 2006 and a holiday EIT rate of 15% income tax for the year ended December 31, 2007. For the periods from January 1, 2008 to December 31, 2009, Handan Gushan will be subject to EIT rate of 12.5%. Thereafter, Handan Gushan’s EIT rate will be 25%.

Fujian Gushan is exempted from EIT for the years ended December 31, 2006 and 2007 and is, according to the Notice on the Implementation of Transitional Preferential Policies on Enterprise Income Tax, issued by the State Council on December 26, 2007, entitled to holiday EIT rates of 9%, 10% and 11% respectively for the tax periods from January 1, 2008 to December 31, 2010 and a reduced EIT rate of 24% under transitional arrangement for the year ending December 31, 2011. Thereafter, Fujian Gushan’s EIT rate will be 25%.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

9	INCOME TAX (continued)

Beijing Gushan and Shanghai Gushan were incorporated on August 17, 2006 and December 18, 2006, respectively, prior to the enactment of the New EIT Law on March 16, 2007. According to article 57 of the New EIT Law, companies incorporated before the promulgation of the New EIT Law that are entitled to a tax holiday can continue to enjoy the incentive after the implementation of the new EIT Law until it expires. Therefore, Beijing Gushan and Shanghai Gushan are within a 5-year period starting from January 1, 2008, entitled to full exemption from EIT during the first two years and a reduced unified EIT rate of 12.5% for each of the following three years. Thereafter, the EIT rate will be 25%.

Under the Income Tax Law, if enterprises do not remain as production-oriented foreign-owned enterprise for 10 years, any previously granted tax relief benefits will be revoked and the related tax amounts will have to be paid back to the tax bureau. Management is not aware of any issues that will disqualify the above PRC subsidiaries from receiving the tax relief benefits.

The components of income before income tax expense are as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
PRC	170,003	356,685	419,330
Other countries	(3,222)	(19,489)	(140,558)

Income before income tax expense	166,781	337,196	278,772

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets are presented below. There were no deferred tax liabilities as of December 31, 2007.

	December 31,
	2006	2007
	RMB	RMB
Deferred tax assets:
Pre-operating expenses	—	289

Total gross deferred tax assets	—	289
Less: valuation allowance	—	(289)

Net deferred tax asset	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2007, we made full valuation allowance against the deferred tax asset of RMB289 recognized for the Group’s pre-operating expenses attribute to Beijing Gushan and Shanghai Gushan. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes it is more likely than not that the Group will not realize the benefits of these deductible differences as of December 31, 2007. The amount of the deferred tax assets considered realizable; however, could be changed in the near term if estimates of future taxable income are changed.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

9	INCOME TAX (continued)

As of January 1, 2007 and for the year ended December 31, 2007, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, the Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007.

The Group’s subsidiaries file their income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2007 are open to examination by the PRC state and local tax authorities. The income tax returns of the Group’s companies registered in Hong Kong are open to audit for the years ended December 31, 2005 through 2007 under the statute of limitations established by the Hong Kong Inland Revenue ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

As of December 31, 2007, Beijing Gushan and Shanghai Gushan have tax losses carryforward of RMB18 and RMB94 respectively, and which will expire in 2012. Management expects that all such tax losses carryforward will be utilized in the 0% tax exemption period.

Income tax expense recognized in the consolidated statements of income consists of the following:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Current tax expense—PRC	14,255	4,392	48,499
Deferred tax expense	—	—	—

Total income tax expense	14,255	4,392	48,499

Income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% to net income before income taxes as a result of the following:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Computed “expected” income tax expense at applicable tax rates	55,037	111,275	91,995
Foreign tax rate differential	739	4,898	38,225
Tax rate differential, preferential rate	(13,407)	(30,525)	(35,295)
Taxable income (note a)	13,469	—	—
Non-deductible expenses	2,443	7,320	47,682
Change in valuation allowance	—	—	289
Non-taxable income	(62)	(727)	(100)
Effect of tax holiday (note b)	(43,964)	(87,849)	(94,297)

Actual income tax expense	14,255	4,392	48,499

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

9	INCOME TAX (continued)

(a) Amount represents taxable income as a result of the Share Transfer.

(b) Basic earnings per share effect of tax holiday for the year ended December 31, 2005, 2006 and 2007 were RMB0.43, RMB0.73 and RMB0.75, respectively. Diluted earnings per share effect of tax holiday for the year ended December 31, 2005, 2006 and 2007 were RMB0.38, RMB0.65 and RMB0.75, respectively.

10	EARNINGS PER SHARE

As the Company did not legally exist with outstanding share capital until the Reorganization, for the purpose of calculating basic earnings per share the number of weighted average number of ordinary shares used in calculation reflects the shares outstanding as if the Reorganization, Share Transfer and Share Split had occurred as of January 1, 2005.

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Numerator
Net income	152,526	332,804	230,273
Interest expense of 2005 Notes	2,603	713	—
Amortization of discount of 2006 Notes	—	2,513	—
Amortization of issuance cost of 2006 Notes	—	112	—

Numerator for diluted earnings per share	155,129	336,142	230,273

Denominator
Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	103,250,685	121,123,534	125,329,350
2005 Notes	11,498,137	2,696,466	—
2006 Notes	—	11,122,538	—
Share options	—	—	234,678

Denominator for diluted earnings per share	114,748,822	134,942,538	125,564,028

Basic earnings per share	1.48	2.75	1.84

Diluted earnings per share	1.35	2.49	1.83

The computation of diluted earnings per share for the year ended December 31, 2006 did not assume the issuance of the 1,094,656 shares subject to the option issued to an executive because the effect of the ordinary shares issuable upon exercise of share option was anti-dilutive.

The computation of diluted earnings per share for the year ended December 31, 2007 did not assume the issuance of the 13,011,943 shares subject to the conversion of 2006 Notes at January 1, 2007 and the issuance of the 867,527 shares subject to the options granted on December 18, 2007 because the effect of the ordinary shares issuable upon the conversion of 2006 Notes and the exercise of the options were both anti-dilutive.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

11	SHARE BASED COMPENSATION

On July 6, 2006, the Group entered into an agreement with an executive to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

On September 21, 2007, in connection with the Reorganization, the Group entered into a new service agreement with an executive which replaced the former service agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options will be fully vested at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. The unamortized share-based compensation as of the date of the modification would be recognized over a shorter period.

The Company has determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share assuming (i) an expected volatility of 40% (ii) an expected dividend yield of 0% (iii) a risk free interest rate of 5.145% and; and (iv) an estimated value of the underlying ordinary shares of US$3.49 (RMB27.19) per share. The fair value of the underlying ordinary shares of US$3.49 (RMB27.19) per share, based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option. The Company recognizes compensation cost based on the grant date fair value over the period the executive is required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was US$782 (RMB6,219) and US$1,230 (RMB9,870) respectively for the years ended December 31, 2006 and 2007.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since the Company did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Pursuant to the Share Option Plan approved on November 9, 2007, the Company granted share options for the purchase of an aggregate of 867,527 ordinary shares to the directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share (equivalent to US$9.60 per ADS, being the initial public offering price). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

The Company has determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share assuming (i) an expected volatility of 53.35% (ii) an expected dividend yield of 0% (iii) a risk free interest rate of 4.12%; (iv) the IPO price of US$4.80 (RMB35.40) per share as a fair value of the underlying shares; and (v) an suboptimal factor of 1.50. The Company recognizes compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for these options was US$38 (RMB282) for the year ended December 31, 2007.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

11	SHARE BASED COMPENSATION (continued)

The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since the Company did not have a sufficient trading history for valuation purpose at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

The dividend yield of 0% was based on the average dividend yield of several listed companies in the renewable energy sector and the fact that the Company did not have any plan to declare dividends as of the date of grant on December 18, 2007.

The estimated fair value of the underlying ordinary shares on the date of grant was determined based on the initial public offering price.

No options were granted in 2004 and 2005 and the option activity during the year ended December 31, 2006 and 2007 consists of the following:-

	Number of options	Exercise prices (per share)	Weighted average remaining contractual term	Aggregate fair value of option at grant date
Balance as of January 1, 2006	—	—
Granted on July 6, 2006	1,094,656	US$1.9367		RMB19,964

Balance as of December 31, 2006	1,094,656	US$1.9367	9.5 years	RMB19,964

Exercisable at December 31, 2006	—	—

Granted on December 18, 2007	867,527	US$4.8000		RMB13,607

Balance as of December 31, 2007	1,962,183	US$1.9367 –US$4.8000	9.1 years	RMB33,571

Exercisable at December 31, 2007	410,496	US$1.9367

Share-based compensations for the years ended December 2006 and 2007 were included in selling, general and administration expenses.

As of December 31, 2007, the total unrecognized compensation cost related to the share options amounted to approximately RMB17,108 which is expected to be recognized over the coming three years. As of December 31, 2007, there were 12,815,667 ordinary shares available for future issuance upon the exercise of future grants under the share option scheme.

12	ACQUISITION OF HANDAN GUSHAN

On June 1, 2005, the Group acquired 100% of the equity interest in Handan Gushan for a total acquisition cost of RMB3,279, which was paid in cash. The Group accounted for the acquisition using the purchase method of accounting. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The fair value of assets acquired and liabilities assumed exceeded the Group’s cost of acquisition, resulting in “negative goodwill” of RMB143. The “negative goodwill” of RMB143 was allocated to reduce the fair value of property, plant and equipment.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

12	ACQUISITION OF HANDAN GUSHAN (continued)

The following table summarizes the purchase price allocated to the fair value of assets acquired and liabilities assumed at the date of acquisition date:

June 1, 2005
RMB
Cash paid	3,279
Allocated to (after the effect of the allocation of negative goodwill)
Property, plant and equipment	35,107
Land use right	2,100
Inventories	3,689
Accounts receivable	4,766
Prepaid expenses and other current assets	699
Cash	279
Amount due to a related party	(18,882)
Accrued expenses and other payables	(21,775)
Income taxes payable	(2,704)

Net assets acquired	3,279

The following unaudited pro forma financial information presents the consolidated results of operations of the Group as if the acquisition of Handan Gushan had occurred on January 1, 2005. The unaudited pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had the Company completed the acquisition of Handan Gushan at January 1, 2005. In addition, the unaudited pro forma financial information does not attempt to project future operations after the acquisition of Handan Gushan.

Year ended December 31,
2005
RMB (unaudited)
Revenue	421,939

Income from operations	189,261

Net income	163,304

Basic earnings per share	1.58
Diluted earnings per share	1.45

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

13	RELATED PARTY TRANSACTIONS

Summary of related party transactions for the periods presented consist of the following:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Sales to Shaowu Hongxing (i)	14,778	3,956	—
Payment to Fuzhou Gushan Environmental Technology Company Limited (“Fuzhou Gushan”) for 49% equity interest in Handan Gushan (ii)	1,617	—	—
Liability due to Fuzhou Gushan assumed on acquisition of Handan Gushan (ii)	18,882	—	—
Repayment of advances received from Fuzhou Gushan (ii)	20,382	—	—
Liability due to Fuzhou Gushan for expenses paid on behalf of Fujian Gushan (ii)	4,314	—	—
Repayment of expenses paid by Fuzhou Gushan on behalf of Fujian Gushan (ii)	4,314	—	—
Repayment of loan from minority shareholder by Mr Yu Jiangqiu (iii)	6,000	—	—
Repayment of interest on loan from minority shareholders by Mr Chen Zi Hong and Mr Chen Gong Hao on behalf of the Group (iii, iv)	1,200	—	—
Repayment of advances received from shareholders (iv)	—	1,203	196
Advances made to shareholder (iv)	29,175	—	—
Proceeds from repayment of advances made to shareholder (iv, v)	3,699	2,178	—

	At December 31,
	2006	2007
	RMB	RMB
Amounts due to a shareholder (v)	196	—

(i) Sales to Shaowu Hongxing Yefangzhi Co. Ltd (“Shaowu Hongxing”), a company whose shareholder is also a shareholder of the Company were RMB14,778 and RMB3,956 during the years ended December 31, 2005 and 2006, respectively. No amount was due from Shaowu Hongxing for such sales as of December 31, 2006. During the year ended December 31, 2006 Shaowu Hongxing became an unrelated party of the Group because the shareholder of the Group is no longer the shareholder of Shaowu Hongxing. Therefore, the amounts were reclassified to accounts receivable and subsequently repaid by Shaowu Hongxing during the year ended December 31, 2006.

(ii) During the year ended December 31, 2005, the Group acquired 100% of Handan Gushan of which 49% equity interest in Handan Gushan was acquired from Fuzhou Gushan, whose controlling shareholder is also controlled by a shareholder of the Company, for a consideration of RMB1,617, which was paid to Fuzhou Gushan during the year ended December 31, 2005. On the date of the Group’s acquisition of Handan Gushan the amount due to Fuzhou Gushan by Handan Gushan was RMB18,882, which the Group assumed and this amount was subsequently fully repaid by the Group during the year ended December 31, 2005. In addition, during the year ended December 31, 2005, Fuzhou Gushan paid operating expenses of RMB4,314 on behalf of Fujian Gushan and this amount was also fully repaid during the year ended December 31, 2005.

(iii) Prior to 2005, the Group borrowed an aggregate amount of RMB6,000 from Mianyang Technocity SME Innovative Technology Fund and Advanced Technology Venture Capital Investment Fund Administrative Center, or Mianyang Technology, which bore a rate of interest of 10% per annum. During the year ended December 31, 2005, shareholders of the Group repaid the principal amount of RMB6,000 as well as unpaid interest of RMB1,200 on behalf of the Group. The principal amount of RMB6,000 which was repaid by shareholders was recorded as reduction of the amount due from the shareholder (note iv) during the year ended December 31, 2005.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

13	RELATED PARTY TRANSACTIONS (continued)

(iv) The outstanding balance from the shareholder was RMB20,100 as of December 31, 2004. During the year ended December 31, 2005 the Group advanced an additional RMB29,175 to the shareholder and received repayments from the shareholder of RMB3,696. In addition, the shareholder repaid RMB6,000 to Mianyang Technology on behalf of the Group during the year ended December 31, 2005, which was recorded as a reduction of the amount due from the shareholder (note iii). The Group declared dividend of RMB46,996 in 2005 of which RMB9,399 was paid to the shareholder in cash and RMB37,597 was recorded as reduction to the amount due from the shareholder. The remaining outstanding balance as of December 31, 2005 was RMB1,982 which was paid by the shareholder during the year ended December 31, 2006. The amounts due from the shareholder were unsecured, interest-free and repayable on demand.

(v) As of December 31, 2005 amounts due to related party was RMB1,203. The Group repaid the RMB1,203 during the year ended December 31, 2006. During the year ended December 31, 2006, a shareholder paid operating expenses of RMB196 on behalf of the Group, and this amount was fully repaid during the year ended December 31, 2007.

14	COMMITMENTS AND CONTINGENCIES

As of December 31, 2007, the Group’s capital commitments for the purchase of land use rights and machinery and equipment amounted to RMB159,709.

The Group leases certain premises and office equipment under operating leases. The term of the operating leases are negotiated for the terms of one to three years with fixed monthly rentals.

As of December 31, 2007, the Group’s future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2008	452
2009	10
2010	8

Lease expenses of the Group were RMB29, RMB774 and RMB1,357 for the years ended December 31, 2005, 2006 and 2007 respectively.

The Group entered into raw materials supply contracts with its suppliers, with a duration of one to three years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2007, based on the annual quantity the Group agreed to purchase 280,647 tons.

15	SUBSEQUENT EVENTS

In January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 2,454,612 ordinary shares (1,227,306 ADSs) from the selling shareholders.

In January 2008, the Company, entered into agreements for the acquisition of land use rights to areas in Chongqing and Hunan, respectively, for a total consideration of RMB8,260 and RMB7,700, respectively. The land use rights to be acquired for both sites are for a duration of 50 years.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except share data)

15	SUBSEQUENT EVENTS (continued)

On March 5, 2008, the board of directors declared dividends of RMB0.41 per ordinary share of the Company, or RMB0.82 per ADS in respect of the year ended December 31, 2007. The dividend is payable on or before May 30, 2008 to shareholders of record at the close of business on April 3, 2008.

On March 25, 2008, the board of directors granted share options to 65 officers and employees of the Company totaling 3,055,000 ordinary shares (1,527,500 American Depositary Shares) at an exercise price of US$5.30 per ordinary share (as adjusted to US$10.60 per ADS) of the Company. The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant.

The Sichuan province experienced a severe earthquake on May 12, 2008, of a reported magnitude of 8.0 on the Richter Scale. Sichuan Gushan, which is located approximately 156 kilometers from the epicenter of the earthquake, was not damaged and no employees were injured. The local government required Sichuan Gushan to suspend production for two weeks as a safety precaution. Sichuan Gushan resumed production on May 26, 2008.