Form 20-F
period 2008-12-31
Gushan Environmental Energy LTD
filed 2009-04-30
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission file number: 001-33878

Gushan Environmental Energy Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 37, Golden Pond Road

Golden Mountain Industrial District

Fuzhou City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value HK$0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value HK$0.00001 per share	166,831,943

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GUSHAN ENVIRONMENTAL ENERGY LIMITED

i

ii

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•

“we,” “our,” “us,” “our Company, ” “Gushan” or “Gushan Environmental” refers to Gushan Environmental Energy Limited, a Cayman Islands company and its predecessor entities and consolidated subsidiaries, as the context requires;

•	“China” or the “PRC” refers to the People’s Republic of China, and, for the purposes of this annual report, excludes Hong Kong, Macau, and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“HK$,” “HKD” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“production capacity” for any given year is estimated based upon 300 annual working days;

•	“tons” refers to metric tons;

•	“diesel” refers to conventional, petroleum-based diesel fuel;

•	“vegetable oil offal” refers to both acidified and non-acidified vegetable oil offal;

•	“2005 Notes” refers to the HK$60.0 million 10% convertible notes that we issued in May 2005, all of which were converted into 18,570,000 of our ordinary shares in February 2006;

•

“2006 Notes” refers to the US$25.0 million zero coupon convertible notes that we issued in February 2006 in an aggregate principal amount of US$25.0 million, all of which were converted into 13,011,943 of our ordinary shares in November and December 2007;

•	“ordinary shares” refers to our ordinary shares, par value HK$0.00001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two of our ordinary shares; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

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

We and certain selling shareholders of our Company completed our initial public offering of 18,000,000 ADSs, representing 15,000,000 ADSs sold by our Company and 3,000,000 sold by the selling shareholders, on December 24, 2007. On December 19, 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “GU.” In January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 1,227,306 ADSs from the selling shareholders.

All share numbers reflect the 1:10,000 share split that became effective on November 9, 2007.

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB6.8225, the noon buying rate for U.S. dollars in effect on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal

Reserve Bank of New York. See “Item 3—Key Information—Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.7499 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on December 31, 2008. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F, including in particular Item 3.D, “Key information—Risk Factors,” Item 4, “Information on the Company,” and Item 5, “Operating and Financial Review and Prospects,” contains statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of income data and other consolidated financial data (other than ADS, margin and U.S. dollar data) for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of income data and other consolidated financial data (other than ADS and margin data) for the years ended December 31, 2004 and 2005 and selected balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements which are not included in this annual report. The following selected balance sheet data as of December 31, 2004 is derived from our unaudited consolidated financial statements, which are not included in this annual report. Our unaudited financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the following information in conjunction with those financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by KPMG, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage, per share and operating data)
Consolidated Statement of Income Data:
Revenues	172,239	360,805	824,482	1,008,056	1,495,614	219,218
Cost of revenues	(83,386)	(179,861)	(446,742)	(568,973)	(962,606)	(141,093)

Gross profit	88,853	180,944	377,740	439,083	533,008	78,125
Operating expenses	(1,845)	(12,354)	(44,654)	(55,954)	(110,824)	(16,244)

Income from operations	87,008	168,590	333,086	383,129	422,184	61,881
Other income (expense)	253	(1,809)	4,110	(104,357)	(71,481)	(10,477)

Earnings before income tax expense	87,261	166,781	337,196	278,772	350,703	51,404
Income tax expense	(13,093)	(14,255)	(4,392)	(48,499)	(81,693)	(11,974)

Net income	74,168	152,526	332,804	230,273	269,010	39,430

Net income per share
—Basic	0.74	1.48	2.75	1.84	1.61	0.24
—Diluted	0.74	1.35	2.49	1.83	1.61	0.24

	Year ended December 31,
	2004	2005	2006	2007	2008
Other selected Consolidated Financial Data:
Gross profit margin(1)	51.6%	50.2%	45.8%	43.6%	35.6%
Operating profit margin(1)	50.5%	46.7%	40.4%	38.0%	28.2%
Net income margin(1)	43.1%	42.3%	40.4%	22.8%	18.0%
Net income per ADS (in RMB)	1.48	2.96	5.50	3.68	3.22
Effect of tax holiday on net income per share—basic (in RMB)(2)	—	0.43	0.73	0.75	0.44
Effect of tax holiday on net income per share—diluted (in RMB)(2)	—	0.38	0.65	0.75	0.44
Dividends paid(3) (in thousands of RMB)	33,335	46,996	—	—	68,401
Dividend per ordinary share (in RMB)(4)	0.33	0.45	—	—	0.41

(1)	Gross profit margin, operating profit margin and net income margin represent gross profit, operating profit and net income, respectively, divided by revenues.
(2)	Our PRC subsidiaries enjoy tax holidays provided by local and national PRC tax authorities. See Item 5, “Operating and Financial Review and Prospects.” If our PRC subsidiaries had not enjoyed these tax holidays, they would have had higher enterprise income tax rates.
(3)	Dividends paid during the years ended December 31, 2004 and 2005 were made by Sichuan Gushan, our predecessor, to our equity holders before we established our offshore holding company structure.
(4)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results, including the determination of earnings per share and dividend per share, are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2004.

	Year ended December 31,
	2004	2005	2006	2007	2008
Selected Operating Data
Sale volume of biodiesel (tons)	36,045	61,119	158,994	182,969	231,377
Average Selling Price of biodiesel (in RMB)	3,472	3,667	4,393	4,621	5,748
Sale volume of by-products(1) (tons)	5,957	19,632	21,479	22,134	23,878
Average Selling Price of by-products(1) (in RMB)	7,903	6,962	5,868	7,346	6,936

(1)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Consolidated Balance Sheet Data:
Cash	2,240	12,239	275,142	1,380,735	963,228	141,184
Accounts receivable	8,171	19,850	24,780	31,110	12,926	1,895
Inventories	3,482	6,734	38,784	31,580	59,246	8,684
Property, plant and equipment	86,875	263,369	498,085	807,371	1,451,533	212,757
Total assets	123,002	312,388	879,118	2,309,794	2,604,036	381,684
Secured short-term bank loans	13,000	5,000	—	—	—	—
Convertible notes	—	66,247	41,043	—	—	—
Net assets	89,343	216,459	798,121	2,181,301	2,377,770	348,519
Total shareholders’ equity	89,343	216,459	798,121	2,181,301	2,377,770	348,519
Total liabilities and shareholders’ equity	123,002	312,388	879,118	2,309,794	2,604,036	381,684
Number of ordinary shares(1)	100,000,000	105,250,000	123,820,000	166,831,943	166,831,943	166,831,943

(1)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2004.

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2008, which was RMB6.8225 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8250 to US$1.00 as of April 24, 2009.

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.6032	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
October	6.8358	6.8521	6.8171	6.8388
November	6.8281	6.8373	6.8220	6.8254
December	6.8539	6.8842	6.8225	6.8225
2009
January	6.8360	6.8403	6.8225	6.8392
February	6.8363	6.8470	6.8241	6.8395
March	6.8360	6.8438	6.8240	6.8329
April (through April 24)	6.8318	6.8361	6.8250	6.8250

Source: Federal Reserve Bank of New York

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ADSs involves significant risks. The risks and uncertainties described below are not the only ones we face. You should consider carefully all of the information in this annual report, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may not be able to effectively manage our planned expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

The further expansion of our business and production capacity is one of our key growth strategies. We intend to expand our annual production capacity to 450,000 tons by the end of 2009 from our capacity of 340,000 tons as of the date of this annual report. We also plan to expand into new geographic markets in China. We are currently constructing production facilities in Chongqing and Hunan, which are each targeted to open during the second quarter of 2009 with an initial annual production capacity of 30,000 tons. We are also constructing additional production facilities in our Shanghai plant which are expected to increase our annual biodiesel production capacity by 50,000 tons during the third quarter of 2009.

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

Prior to 2008, the demand for and price of biodiesel in China has also been influenced by increases in energy consumption and rising prices of crude oil and natural gas accompanying the growth of the PRC economy. However, demand for biodiesel may not continue to grow at historic levels, or at all, and demand for biodiesel in China could decline. In addition, the price of fuel remains the principal factor that determines how consumers make their energy purchasing decisions. For example, in the fourth quarter of 2008, the price of biodiesel in China declined significantly, resulting from decreases in global oil prices and from the rapid contraction of China’s industrial production amid the global financial crisis. During the same period, the average selling price of our biodiesel decreased from RMB6,344 (US$929.9) per ton in the third quarter of 2008 to RMB5,092 (US$746.4) per ton in the fourth quarter of 2008, based on our internal sales data. This represented a decrease of 19.7% in the average selling price of our biodiesel and contributed to the decrease of our net income for the fourth quarter of 2008. If increased supply of other energy sources matches or exceeds the demand for fuel products, or other fuels become more affordable than biodiesel, demand for our biodiesel may decline and our business, results of operations and financial condition may be adversely affected.

Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase our raw materials, including vegetable oil offal, used cooking oil and methanol, from a limited number of third-party suppliers, including waste management companies and vegetable oil producers. Our five largest suppliers accounted for approximately 45.1% of our total cost of revenues in 2008 and we conduct business with some of these suppliers under contracts with durations of up to two years or through purchase orders. The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our products, or we may only be able to produce our products at a higher cost or after lengthy delays.

If our suppliers identify alternative sales channels, such as to chemical plants or distributors, they may choose to sell to other buyers or raise their prices. As a result, we may be compelled to pay higher prices to secure our raw material supplies, which could adversely affect our business, results of operations and financial condition.

Our operations are materially affected by the cost and availability of raw materials in the regions in which we operate production facilities.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. From 2005 to the third quarter of 2008, the prices we have paid for raw materials have steadily increased, and the market price for used cooking oil has also risen significantly in the recent past. For the years ended December 31, 2006, 2007 and 2008, the overall average unit costs of our raw materials, which primarily consist of used cooking oil and vegetable oil offal, amounted to RMB1,655, RMB1,925 and RMB2,538 (US$372.0) per ton, respectively. Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as the quality of harvests of plant crops. Used cooking oil is the oil left over from food processing or preparation, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for methanol production, and our operations depend in large part on the availability, security of supply and price of natural gas. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected. Any such events that reduce the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition.

Our overall operating performance is also affected by the mix of raw materials we use as well as the product mix of our biodiesel and by-products, which command different profit margins. We source our vegetable oil offal and used cooking oil from local used cooking oil disposal companies and vegetable oil manufacturers. Because the long-distance transport of used cooking oil and vegetable oil offal is not economical, we have limited control over the mix of raw materials we can supply to each of our facilities. In addition, the composition of our raw materials is determined by the geographical regions in which we operate, which may affect our profit margins. For example, rapeseed is a raw material essential for producing erucic acid, a by-product of biodiesel production which generates a higher profit margin than biodiesel. Vegetable oil offal and used cooking oil containing rapeseed are only available in a few regions in China, such as Sichuan. As we expand our facilities into other regions of China, we may be unable to purchase vegetable oil offal or used cooking oil which contains rapeseed to enable us to produce erucic acid as a by-product in these new production facilities. Other than selecting the regions in which we locate our facilities, we have limited ability to change our product mix to concentrate on products with higher profit margins. In addition, given that by-products command a higher profit margin than biodiesel in some regions while the opposite may be true in other regions, our ability to maximize profits through control of our product mix is further constrained.

Our gross margins in our biodiesel segment are principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margins will decrease and results of operations will be harmed.

Our gross margins depend principally on the spread between feedstock and biodiesel prices. The spread between biodiesel prices and feedstock prices has narrowed significantly since September 2008. Prices for vegetable oil offal and used cooking oil, which have historically been our principal feedstock and comprised approximately 90% of total cost of revenues during the year ended December 31, 2008, do not necessarily have a direct price relationship to the price of biodiesel in a particular period. Prices for vegetable oil offal and used cooking oil are principally influenced by general inflation, market and regulatory factors. Biodiesel prices, however, are primarily influenced by the guidance prices set by the NDRC and supply and demand for petroleum-based diesel fuel, rather than biodiesel production costs. This lack of correlation between production costs and product prices means that we may be unable to pass increased feedstock costs on to our customers. Any decrease in the spread between biodiesel prices and feedstock prices, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, would adversely affect our financial performance and cash flow.

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

The global biodiesel industry is also at an early stage of development and acceptance as compared to other, more established energy industries, and has experienced significant growth only recently. Demand for biodiesel may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

•	potentially increased nitrogen oxide (NOx) emissions as compared with most formulations of diesel;

•	gelling at lower temperatures than diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;

•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommending against the use of biodiesel or high percentage biodiesel blends;

•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with diesel; and

•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

The success of our expansion plans depends on growth in domestic demand for biodiesel, and we may face overcapacity if the biodiesel market in China does not develop as expected. If overcapacity occurs, the expenditures we incur to expand our facilities and increase our capacity may not result in increased revenues, which could cause our results of operations to be materially and adversely affected.

We derive a significant portion of our revenues from a small number of customers and a loss of any of our major customers may cause significant declines in our revenues.

We derive a significant portion of our revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2006, 2007 and 2008, our five largest customers represented approximately 37.1%, 24.3% and 20.6% of our total revenues, respectively, while our largest customer represented approximately 14.4%, 8.7% and 9.1% of our total revenues, respectively. We expect we will continue to depend on a relatively small number of customers for a significant portion of our sales volume and revenues. If we lose any of our major customers for any reason, including, for example, if our reputation declines, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially and adversely affected.

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other clean energy sources, we may lose our market share and our profitability may be materially and adversely affected.

Existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have operations. We are only active in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province, Handan in Hebei province and Beijing and Shanghai. In addition, our potential competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our profitability and future prospects. Our domestic competitors include China Biodiesel International Holdings Co., Ltd., China Clean Energy Inc., East River Energy Resources and Science Technology (Zhejiang) Ltd., or East River Energy Resources, China Petroleum and Chemical Corporation, or SINOPEC, China National Offshore Oil Corporation, or CNOOC, and PetroChina Co. Ltd., or PetroChina, most of which have greater resources, brand recognition and access to more extensive distribution channels than we do. Moreover, some of our competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our business. As a result, we could be potentially impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

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

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel or diesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to diesel. Other clean energy sources such as ethanol, liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production in China than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and our results of operations and financial condition may be materially and adversely affected.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Any disruption or suspension of our operations could result in a reduction of our sales volume and may materially and adversely affect our results of operations.

Our operations may be subject to significant interruption or prolonged suspension if any of our facilities experience a major accident or are damaged by natural disasters, severe weather or unexpected or catastrophic events (such as typhoons, earthquakes, fires, floods, epidemics such as Severe Acute Respiratory Syndrome, avian flu, swine flu or other similar events) or interruptions in the operations of our plants caused by such events. On May 12, 2008, Sichuan province experienced a severe earthquake. As a result, our Sichuan facility experienced a temporary interruption of power supply and was required by the local government to suspend production for approximately two weeks as a safety precaution.

Our operations may also be subject to significant interruption or prolonged suspension due to repair and maintenance or technological upgrades of our production processes. An interruption or suspension of our operations could result in decreased capacity utilization, which could lead to decreased sales volumes and adverse effects on our results of operations. For example, in July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform technological equipment upgrades, which resulted in decreased capacity utilizations of 10% and 14% in 2006 as compared to 2005 for these plants, respectively. We also periodically suspend production at certain of our facilities, typically for a few days to four weeks at a time, in order to carry out repair and maintenance operations or expand production capacity. We have also suspended production as a result of interference with transportation networks. For example, in the third quarter of 2008, we suspended production at our Beijing plant from August 1 to September 20, 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the Beijing 2008 Olympic and Paralympic games. More recently, the Fuzhou municipal government has begun carrying out road maintenance near our Fujian plant which is expected to last until July 31, 2009. Such road maintenance has resulted in restricted access to our plant by suppliers and customers’ trucks. As a result, we have suspended operations since April 19, 2009 and expect that there may be subsequent suspensions of production at our Fujian plant during the course of such road maintenance.

In addition, our operations may be subject to other disruptive events such as local protests, activism and labor disruptions. For example, in August 2007, we experienced local protests at our Fujian plant and our operations at the plant were disrupted for several hours. For more details, see “—Failure to comply with environmental regulations could harm our business.” Unscheduled downtime or operational hazards inherent in our industry, such as equipment failures, fires, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may also result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

We cannot assure you that we will not experience further interruptions or experience damage to our facilities as a result of further earthquakes, aftershocks, floods, governmental directives, expansion of production capacity, repair and maintenance or other consequences associated with such events, which could materially and adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued service of our senior management and our ability to attract, train and retain skilled personnel.

Our future success depends on the continued service of our key management and technical staff, in particular our founder, chairman and principal executive officer, Mr. Jianqiu Yu, and our chief technology officer, Mr. Deyu Chen. Mr. Yu, our founder, plays a key role in the formation of our business strategy and has extensive knowledge of the local markets in which we operate. In addition, Mr. Yu is instrumental in formulating our strategies for entering new markets. Mr. Chen was instrumental in the development of our proprietary manufacturing process and continues to play a key role in our technological development. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained and our business may be disrupted and our financial condition and results of operation may be materially and adversely affected. While we have non-competition agreements with most members of our senior management, we may be unable to continue to retain their services and there can be no assurance that they will not compete against us.

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

We began our business in 2001 and commenced commercial operations at our production facilities in Mianyang, Sichuan province in December 2001. We commenced operations at our facilities in Hebei, Fujian, Beijing and Shanghai in January 2004, February 2006, January 2008 and June 2008, respectively. Accordingly, we have a limited operating history from which you can evaluate our business and future prospects. Moreover, with the rapid growth of the biodiesel industry in China, we have experienced a high growth rate since our inception. As such, our historical operating results may not provide a meaningful basis for evaluating our business, results of operations and financial condition. We may be unable to expand our production capacity in future periods and the ability of our business model to operate at higher volumes is unproven. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. In addition, our business and prospects should be considered in light of the risks and uncertainties commonly encountered by a company in rapidly evolving markets, such as the PRC biodiesel market, where supply and demand may change significantly within a short period of time.

The prices of our by-products may decrease significantly, which may adversely affect our operating results.

The prices for the by-products of biodiesel production may decrease significantly due to increased production of biodiesel in China, a slowdown in the PRC economy, or for other reasons beyond our control. For the fourth quarter of 2008, our average selling price for biodiesel by-products was RMB4,921 (US$721.3) per ton, which represented a 37.0% decrease from our average selling price of RMB7,815 (US$1,145.5) per ton for the third quarter of 2008. This decrease contributed in part to the decrease of our net income in the fourth quarter of 2008 as compared to the previous quarter. By-products accounted for 15.3%, 16.1% and 11.1% of our total revenue for the years ended December 31, 2006, 2007 and 2008, respectively. Accordingly, decreases in the market prices of by-products could materially and adversely affect our business, results of operations and financial condition.

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

If we fail to keep up with new technology, our ability to offer cost-effective, technologically advanced and environmentally friendly products may be materially and adversely affected and our competitiveness may erode.

Our success depends on our ability to offer cost-effective and environmentally friendly products. As the technology for manufacturing biodiesel is at an early stage of development, failure to keep up with technological improvements or to implement such improvements in commercial applications would impede our efforts to reduce unit production costs and correspondingly hinder our efforts to strengthen our competitiveness. Moreover, if alternative technologies that are more cost-effective and environmentally friendly become available to the market, the biodiesel industry in general and our business in particular may not be able to compete against such new alternative energy sources. Further, the PRC government may introduce new standards regulating biodiesel quality with which we may be unable to comply, or we may have to incur additional costs to invest in technology or equipment to meet a new PRC or industry-wide standard. If we fail to achieve any new standard, or if the cost of achieving such standard is prohibitively expensive, we may have to raise prices and our biodiesel may become less attractive to customers or we may have to suspend all or part of our operations, which could materially and adversely affect our business, results of operations and financial condition.

We have not received NDRC approval for certain of our foreign investment-related projects, which could materially and adversely affect our further expansion and our ability to benefit from certain preferential policies that might otherwise be available to us.

Our subsidiaries incorporated in the PRC are foreign invested enterprises that we established either through acquisition or incorporation. Certain of our subsidiaries have not obtained approval from the National Development and Reform Committee of China, or the NDRC, for certain foreign investment related projects. PRC law requires the Ministry of Commerce, or its local counterparts, to issue final government approval as a pre-condition to foreign investment in China. Before this final approval may be granted, however, approval from the NDRC, or its local counterparts, is required for projects except for trade or services related projects that do not relate to fixed asset investment. In practice, the Ministry of Commerce, or its local counterparts, often grant final approval for foreign invested projects before such projects have first obtained NDRC approval. Our further expansion and ability to benefit from certain preferential policies that might otherwise be available to us may be adversely affected because the competent authorities for land, planning, quality supervision, safety supervision, customs, taxation, foreign exchange and the administration of industry and commerce could refuse to grant approval or consent to our future projects due to the lack of NDRC approval.

Failure to comply with environmental regulations could harm our business.

We are subject to various PRC national and local environmental regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances and waste emission levels. If we fail to comply with the applicable environmental regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business, reputation and profitability would be adversely affected. Further, any amendments to these laws and regulations may impose substantial pollution control measures that may require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Sichuan and Hebei facilities. If we are required to undertake further compliance measures at any of our plants, our results of operations may be materially and adversely affected. In November 2007, we completed construction on a biodiesel production line with a capacity of 20,000 tons located at our Sichuan plant before our environmental impact assessment for the production line received approval from the local environmental authorities. We received approval of the environmental impact assessment from the local environmental authorities on March 10, 2008. However, because we completed construction before receiving approval of the assessment, we could be fined up to RMB200,000 (US$29,315) or required to remove the new production line and restore the construction site to its original condition, which would materially and adversely affect our operations. Furthermore, because we commenced operation of the biodiesel production line before the environmental protection inspection was conducted by the local environmental protection bureau, we could be fined up to RMB100,000 (US$14,657) or could be required to stop operations, which would materially and adversely affect our operations. In addition, as of the date of this annual report, Beijing Gushan Bio-sources Energy Co., Ltd., or Beijing Gushan, and Shanghai Gushan Bio-Energy Technologies Co. Ltd., or Shanghai Gushan, which commenced operation in January 2008 and June 2008, respectively, have not obtained waste discharge permits from the relevant local environmental authorities.

We cannot assure you that waste discharge permits will be obtained or that any of our Beijing or Shanghai plants will not be materially adversely affected as a result of its failure to obtain such permits. In addition, any perception of our noncompliance with environmental regulations could harm our business. For example, in August 2007, we experienced protests at our Fujian plant alleging environmental issues. As a result, our operations at the Fujian plant were disrupted for several hours. These and other risks relating to environmental compliance may materially and adversely affect our business, results of operations and financial condition.

We do not possess valid title to certain buildings that we occupy and commenced construction of certain buildings prior to obtaining the requisite construction approvals.

For some of the buildings and land we occupy, we have not yet obtained sufficient land use or title certificates that allow us to occupy, freely use or transfer the land or properties. As of December 31, 2008, Fujian Gushan Bio-diesel Energy Co., Ltd., or Fujian Gushan, Beijing Gushan and Shanghai Gushan have not obtained the building ownership certificates for buildings with a total gross floor area of approximately 319 square meters, 9,941 square meters and 7,956 square meters, respectively. We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. Beijing Gushan, Shanghai Gushan and Hunan Gushan Bio-Sources Energy Co., Ltd., or Hunan Gushan, are also applying for land use right certificates with respect to land occupying a total gross floor area of approximately 54,965 square meters, 13,333 square meters and 46,666 square meters, respectively. We cannot assure you that such building ownership or land use right certificates will be obtained. As a result of the absence of land use right certificates or vested legal title in these properties, we may incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected.

In addition, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan Bio-Sources Co., Ltd., or Chongqing Gushan and Hunan Gushan commenced construction of certain workshops or ancillary facilities prior to obtaining the construction approvals required by PRC construction law. Each of Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan and Hunan Gushan may be subject to a maximum administrative penalty of RMB30,000 (US$4,397). As of the date of this annual report, Fujian Gushan, Beijing Gushan and Shanghai Gushan have not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 319 square meters, 9,941 square meters and 2,335 square meters, respectively, and the relevant government authority may require the buildings located on these sites to be demolished. As of December 31, 2008, the carrying value of these buildings amounted to RMB44.8 million (US$6.7 million). If the relevant government authority imposes penalties on us and requires us to cease construction of or demolish these properties, we may incur additional costs and expenses for the relocation of our facilities.

The modification or elimination of government initiatives promoting the adoption of clean energy sources in China could cause demand for our products and our revenues to decline.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Medium and Long-Term Development Plan, China targets to increase its consumption of energy from renewable sources to 15% of total energy consumption in China by 2020. The plan also includes the promotion of renewable energy sources. Under the plan, China aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Law of Renewable Energy Resources, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our business, results of operations and financial condition.

In addition, the PRC government has enacted regulations that are intended to affect corporate behavior pertaining to the environment. Many of these regulations may be favorable to companies, such as us, that are engaged in environmentally friendly or “green” industries. According to the Medium and Long-Term Development Plan, the share of renewables used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. However, we cannot assure you that demand for our products will increase or that we will otherwise benefit from such regulations. For example, the PRC Ministry of Finance has issued the Temporary Regulation on the Management of Special Funds for the Development of Renewable Resources. Pursuant to this regulation, special funds will be provided to companies for the development of renewable resources, including petroleum substitutes. These funds may be used to promote advancement in the development of energy sources that compete with biodiesel, which may in turn reduce demand for biodiesel.

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

Consistent with customary practice in China, we do not carry any business interruption insurance, third- party liability insurance for personal injury or coverage for environmental damage arising from accidents at our production facilities. In addition, we have very limited product liability insurance coverage for our biodiesel. The maximum payout for each claim is capped at RMB100,000, and the cumulative maximum payout under our product liability insurance policies ranges from RMB500,000 to RMB1,000,000. Should an uninsured liability or a liability claim in excess of our insured limits occur, our business operations and financial condition may be adversely affected. Further, if such incidents are publicized, our reputation maybe adversely affected, which could result in reduced and/or cancelled sales, thereby adversely affecting our revenues.

Our principal shareholders exert significant influence over us and their interests may not coincide with yours.

Our principal shareholders, acting individually or together, have significant influence over our business and could control all matters requiring shareholder approval, including the election of most directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of these shareholders. The interests of these shareholders may not always coincide with our interests as a company or the interest of other shareholders. Accordingly, these shareholders could cause us to enter into transactions or agreements with which you may not approve or make decisions with which you may disagree.

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

We have included the following provisions in our amended and restated articles of association:

•

At each annual general meeting one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) must retire from office by rotation, and every director is subject to retirement at least once every three years. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place.

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

On October 31, 2007, the NDRC and the Ministry of Commerce of China jointly promulgated a newly revised Catalogue for Guiding Foreign Investment in Industries, or the Catalogue, which came into effect on December 1, 2007. Pursuant to the Catalogue, biodiesel production is classified as a sub-category of the agricultural food processing industry, which is a restricted industry, and, as a result, any such biodiesel production business in China must be majority-owned by PRC citizens and/or entities.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the Catalogue, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the Catalogue. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the Catalogue. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. Law Firm is of the opinion that only new biodiesel production businesses established after December 1, 2007, or existing biodiesel production businesses that require new approvals from the PRC Ministry of Commerce or its local branch in order to, for example, increase their registered capital or conduct an equity transfer, would be classified as falling within a restricted industry.

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

The global financial and economic crisis, and its impact on the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial and economic crisis is adversely affecting the U.S. economy and many other parts of the world, including the PRC. As a result of this crisis, financial markets are experiencing significant disruptions, leading to extreme volatility and dislocation of the global capital markets in recent months. Many of the world’s major economies have entered into recession. The PRC economy has also slowed down significantly since the second half of 2008. According to the National Bureau of Statistics of China, or NBSC, China’s GDP growth was only 6.8% on a quarter-to-quarter basis for the fourth quarter of 2008, the lowest growth rate since the first quarter of 2002. A number of other factors have also contributed to this slowdown, including the appreciation of the Renminbi, which has adversely affected China’s exports, and the tightening of macroeconomic measures and monetary policies by the PRC government in 2008 which are aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown in the PRC economy may continue through the rest of 2009 and beyond.

Because we sell our products primarily in the PRC, a recession or a slowing of the PRC economy, or a decrease in business activity in our end markets could reduce demand for our products, which could materially and adversely affect our financial condition and results of operations.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index rose 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. Due in part to the global financial crisis, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of $586 billion. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in improving the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may materially and adversely affect us if they reduce the demand for biodiesel.

The newly amended PRC consumption tax policies may affect our business, results of operations and financial condition.

The PRC government introduced three new regulations in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these new regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter.

Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. The new regulations redefined diesel products that are subject to consumption tax. Under the new regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. We have requested confirmation from our local tax authority that our biodiesel products, which are produced from used cooking oil, vegetable oil offal and jatropha oil, are not subject to such consumption tax. However, we have not yet received a reply from the local tax authority. We did not pay consumption tax for our sales of biodiesel products during the first quarter of 2009 and have not received any demand in respect of such unpaid consumption tax from local authorities or the PRC State Administration of Taxation as of the date of this annual report.

Due to ambiguity surrounding the application of the consumption tax, we cannot assure you that our biodiesel products are not subject to consumption tax under the new regulations. Based on our internal estimates, we sold approximately 64.6 liters of biodiesel during the three months ended March 31, 2009. If the relevant authorities later determine that our biodiesel products are subject to such consumption tax and we are taxed for our sales of biodiesel products as from January 1, 2009, we would be required to pay significant assessments and our business, results of operations and financial condition could be materially and adversely affected.

Our business, financial condition and results of operations could be adversely affected by the PRC labor laws and regulations.

On June 29, 2007, the National People’s Congress promulgated the Labor Contract Law of the PRC, or the Labor Contract Law, effective January 1, 2008. On September 18, 2008, the State Council passed the relevant implementation regulations. The Labor Contract Law is aimed to provide employees greater protections with respect to establishing and terminating employment relationships. For example, the Labor Contract Law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after commencement of employment, the employer is required to pay the employee double its salary every month for up to 11 months. In addition, the Labor Contract Law calls for implementation of open-ended contracts rather than fixed-term contracts under certain circumstances. In particular, an employer cannot enter into a one-year or short-term contract with an employee upon the third consecutive renewal of the employment contract unless otherwise requested by the employee. As a result, the Labor Contract Law limits our discretion in the hiring and termination processes and could in turn affect our labor costs and our profitability.

Electricity shortages could adversely affect our business, financial condition and results of operations.

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

We cannot assure you that power shortages will not affect us in the future. In addition, we do not have any insurance coverage for business interruptions, including loss of profits from such interruptions. Any losses that may occur as a result of these kinds of events could adversely affect our business financial condition and results of operations.

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

For example, the PRC’s Ministry of Commerce released the Regulations for Oil Product Market and Regulations for Crude Oil Market, which were implemented in January 2007. The PRC Ministry of Commerce does not currently interpret these regulations as applicable to biodiesel producers. However, we cannot assure you that the PRC Ministry of Commerce will not change its interpretation. If we are ever subject to these regulations and are unable to obtain any required permits, we may be subject to monetary fines and our production of biodiesel may be temporarily or permanently interrupted. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our PRC subsidiaries are subject to restrictions on dividend payments that could materially impact our ability to receive dividends.

We are a holding company, and we rely principally on dividends and other distributions paid by our intermediate holding companies, Carling Technology Limited, or Carling Technology, Brightest Resources Limited, or Brightest Resources, Joywin Technology Limited, or Joywin Technology, Profit Faith Technology Limited, or Profit Faith Technology, Gushan Holdings Limited, or Gushan Holdings and Gushan Bio-Energy Limited, or Gushan Bio-Energy, and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan Bio-sources Energy Co., Ltd., or Handan Gushan, Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., or Sichuan Gushan and Biomass, as a foreign-invested enterprise in China, is required under PRC laws and regulations to provide for statutory general reserves. Each is also required to allocate at least 10% of their after tax profits as reported in the PRC statutory financial statements to the general reserves and have the right to discontinue allocations to these funds once the cumulative amount of such reserves has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2008, the amount of these restricted portions was RMB68.1 million (US$10.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business. In addition to general reserves, Handan Gushan, a sino-foreign joint equity enterprise, is also required by its articles of association to allocate at least 5% of its after-tax profit, as reported in the PRC statutory financial statements, to a staff welfare fund. Handan Gushan’s staff welfare fund is classified as a current liability under U.S. GAAP and cannot be distributed as a dividend. Other than Handan Gushan, the Company’s operating subsidiaries are not required to transfer a fixed percentage of net income after tax to a staff welfare fund.

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

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend that will be exchanged into U.S. dollars and earnings from and the value of any future U.S. dollar-denominated investments or deposits we make, if any.

Any change in the preferential tax rates or tax holidays we enjoy in China, or the status of our subsidiaries as foreign-invested enterprises, may reduce our net profits.

Prior to January 1, 2008, a foreign-invested enterprise in China, or FIE, was typically subject to enterprise income tax, or EIT, at the rate of 33%, which comprises 30% national income tax and 3% local income tax, on taxable income. The PRC government authorities provided various incentives to FIEs. For example, as a result of such preferential rates and tax holidays, each of Handan Gushan and Fujian Gushan enjoyed full exemption from EIT in the first two years followed by a 50% exemption from EIT in the next three years starting with respective first profitable year after being an FIE, which began in 2005 for Handan Gushan and 2006 for Fujian Gushan. Sichuan Gushan enjoyed full exemption from EIT in 2005 and exemption from national income tax in 2006, followed by a 50% exemption from national income tax/unified EIT from 2007 to 2009. See Item 5, “Operating and Financial Review and Prospects.” On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the New EIT Law, under which foreign-invested enterprises, such as our PRC subsidiaries and domestic companies, would be subject to EIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The New EIT Law became effective on January 1, 2008. Under the New EIT law and the Notice on the Implementation of Transitional Preferential Policies on Enterprise Income Tax, issued by the State

Council on December 26, 2007, effective from January 1, 2008, enterprises that were established and were entitled to preferential tax rates or tax holidays before March 16, 2007 are to (i) in the case of preferential tax rates, increase from a 24% rate to a 25% rate beginning on January 1, 2008 or gradually increase from a 15% rate to a 25% rate over a period of five years beginning January 1, 2008, or (ii) in the case of tax holidays continue to enjoy them until the expiration of such term. Therefore, our subsidiaries in China will continue to be entitled to the tax holidays currently enjoyed by them until the expiration of the holiday term. We cannot assure you that any of our PRC subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

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

Under the New M&A Rules, FIEs established by way of acquisition of related domestic companies by offshore companies which are established or controlled by PRC domestic companies, enterprises or persons will not be entitled to be treated as FIEs except when, if the offshore companies offer to buy the company through a capital increase of the domestic companies, or increased capital to the enterprises established by the offshore companies after merger, the sum of capital increase is equal to more than 25% of the FIE’s registered capital. According to Chen & Co. Law Firm, our PRC legal advisors, PRC laws and regulations with specific effective dates generally have no retroactive effect. However, we cannot assure you that the New M&A Rules will not apply to our subsidiaries in the PRC. If the New M&A Rules are applicable to our subsidiaries in the PRC, our PRC subsidiaries may not be able to enjoy preferential treatment as FIEs and our financial condition and results of operation could be adversely affected.

The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our EIT rate.

We are incorporated under the laws of the Cayman Islands. Our PRC subsidiaries’ immediate parent companies are mainly incorporated in the British Virgin Islands. As foreign legal persons, dividends derived from our business operations prior to January 1, 2008 in China were not subject to income tax under the then previous EIT law regime and the subsequent transitional arrangement. Under the New EIT Law and its Implementation Rules promulgated by the State Council on December 6, 2007, we and our PRC subsidiaries’ immediate parent companies may be deemed to be non-PRC tax resident enterprises without offices or premises in China, in which case withholding tax at the rate of 10% is applicable to dividends paid, for earnings accumulated beginning on January 1, 2008, by our PRC subsidiaries to their immediate parent companies incorporated in the British Virgin Islands.

Under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, signed in August 2006, or the Mainland China/HKSAR DTA, dividends paid, for earnings accumulated beginning on January 1, 2008, by an FIE in China to a direct holding company with resident status in Hong Kong are subject to withholding tax at a rate of 5%, provided that such foreign investor directly owns a minimum of 25% of the equity interest of the FIE. We believe that withholding tax at the rate of 5% applies to dividends paid by our FIEs in China to their direct holding companies incorporated in the British Virgin Islands because these holding companies are normally managed or controlled in Hong Kong. As of the date of this annual report, the Inland Revenue Department of Hong Kong has granted each of Carling Technology, Brightest Resources and Profit Faith Technology, our holding companies incorporated in the British Virgin Islands, a Certificate of Resident Status for the year 2008 pursuant to the Mainland China/HKSAR DTA. However, we cannot assure you that withholding tax at the rate of 5% will apply to dividends paid by our FIEs in China to a direct holding company that has not yet obtained such certificate.

In addition, the New EIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to EIT at the rate of 25% on its worldwide income. The Implementation Rules of the Enterprise Income Tax Law prescribes that a de facto management body means the organization that exercises substantive and overall management and control over the enterprise’s business operations, personnel, finance, property and other functions. Although the Implementation Rules provide a definition of “de facto management body,” such definition has not been tested and there remains uncertainty as to the circumstances under which a non-PRC enterprise’s de facto management body is considered to be located in the PRC. We may be deemed a PRC tax resident enterprise and therefore subject to an EIT rate of 25% on our worldwide income (including dividend income received from our subsidiaries) because a majority of the members of our management are located in China.

Moreover, under the New EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if we are categorized as a PRC tax resident enterprise and if such income is paid from our PRC subsidiaries.

The New EIT Law also provides that qualified dividends received by a PRC tax resident from another PRC tax resident are exempt from EIT. However, given the short history of this law, it remains unclear as to the detailed qualification requirements for such exemption and whether the dividends which the Company receives indirectly from our PRC subsidiaries will be exempt from EIT if it is recognized as a PRC tax resident.

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

Although our executive officers Jianqiu Yu and Gonghao Chen have registered with the local SAFE branch as required under the SAFE notice, we cannot provide any assurances that all of our beneficial owners who are PRC residents will register as required. The failure of these beneficial owners to register as required or to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our Company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

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

Our PRC counsel, Chen & Co. Law Firm, has advised us, based on their understanding of the current PRC laws and regulations as well as the procedures announced on September 21, 2006, that:

•

Because we completed our onshore restructuring before September 8, 2006, the effective date of the new regulation, and Gushan Environmental Energy Limited was formed for the sole purpose of facilitating private equity investment, this regulation does not require an application to be submitted to the CSRC for its approval of the issuance and sale of the ADSs and the ordinary shares, or the listing and trading of our ADSs on the NYSE; and

•	The issuance and sale of the ADSs and the ordinary shares and the listing and trading of the ADSs on the NYSE did not conflict with or violate this new PRC regulation.

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

SAFE rules and regulations may limit our ability to transfer the net proceeds from our initial public offering to our subsidiaries in the PRC, which may adversely affect our business expansion and we may not be able to convert the net proceeds from the offering into Renminbi to invest in or acquire any other PRC companies.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and, unless otherwise stipulated, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the remaining net proceeds from our initial offering to our subsidiaries in the PRC, which may adversely affect our business expansion and we may not be able to convert the net proceeds from the offering into Renminbi to invest in or acquire any other PRC companies.

The outbreak of any severe transmissible disease in China, if uncontrolled, could adversely affect our results of operations.

The outbreak of any severe communicable disease in China, such as Severe Acute Respiratory Syndrome, avian flu or swine flu, if uncontrolled, could adversely affect the overall business sentiment and environment in China, which in turn may have an adverse impact on domestic consumption and, possibly, the overall gross domestic product, or GDP, growth in China. As our revenue is currently derived from our China operations, any contraction or slow down in the growth of domestic consumption and possible slowdown in the GDP growth of China will adversely affect our financial condition, results of operations and future growth. In addition, if any of our employees is infected or affected by any severe communicable diseases outbreak, it could adversely affect or disrupt our production at the relevant plants and adversely affect our results of operations, as we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in China may also affect the operations of our customers and suppliers, which may have an adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

The market price of our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been, and is likely to continue to be, highly volatile in response to factors such as variations in our operating results; failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance; changes in financial estimates by securities research analysts; sales or perceived sales of additional shares or ADSs; technological improvements in the biodiesel manufacturing process by us or our competitors; reduction or elimination of PRC government grants and economic incentives for the renewable energy industry; any change in applicable PRC law adversely affecting the renewable energy industry as a whole or the biodiesel industry in particular; news regarding any gain or loss of customers by us; news regarding recruitment or loss of key personnel by us or our competitors; adverse claims and allegations about our Company, our business, our financial reporting, our executives or directors, or other matters relating to us, see Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings”; announcements of competitive developments, acquisitions or strategic alliances in the biodiesel industry; general market conditions or other developments affecting the renewable energy industry; agricultural or other conditions in the PRC that may impact our supply of raw materials; and sales of additional ordinary shares or ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends therefore depends on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate. You should refer to Item 8.A, “Financial Information—Consolidated Statements and Other Financial Information—Dividend

Policy” for additional information regarding our current dividend policy and the risk factor entitled “—Risks Relating to Business Operations in China—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. As of the date of this annual report, we had 166,831,943 ordinary shares outstanding, including 101,391,628 ordinary shares under the name of the depositary on behalf of the holders of 50,695,814 ADSs. Our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, or the Securities Act.

In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our Company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You may not be able to exercise your right to vote.

As an ADS holder, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying your ADSs. Pursuant to our amended and restated articles of association, we may convene a shareholders’ meeting upon 10 clear days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in such rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after the exercise of rights.

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

Substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China and Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal advisors, Chen & Co. Law Firm, has advised us that China is not a party to any treaties providing for reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or certain other jurisdictions. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdictions mentioned above in relation to any matter may be difficult or impossible.

As a result of being a public company, we are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These requirements of Section 404 first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and an attestation report by our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. Although our management determined that our internal controls over financial reporting were effective at December 31, 2008 (see Item 15, “Control and Procedures”), in the future, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may disagree and issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements.

Prior to our initial public offering in December 2007, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting as of December 31, 2004, 2005, 2006 or 2007. However, in connection with the audits of our consolidated financial statements for the years ended December 31, 2004, 2005, 2006 and 2007, our independent registered public accounting firm identified several control deficiencies in our internal controls, including our lack of an internal audit function and adequate U.S. GAAP resources. In addition, at the time of our initial public offering, we made revisions to our previously issued audited financial statements as of and for the year ended December 31, 2006 and our unaudited financial statements as of and for the nine months ended September 30, 2007 and 2006 to correct an error in the calculation method of interest capitalization. The revisions resulted in a decrease in interest expense of RMB13.7 million for the year ended December 31, 2006, RMB9.6 million for the nine months ended September 30, 2006 and RMB7.3 million for the nine months ended September 30, 2007, as compared to our previously issued financial statements. The revisions resulted in an increase in property, plant and equipment of RMB13.7 million for the year ended December 31, 2006, RMB9.6 million for the nine months ended September 30, 2006 and RMB21.0 million for the nine months ended September 30, 2007, as compared to our previously issued financial statements. We expect to continue to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. In April 2008, we recruited an internal audit director to head our internal audit department. While we plan to expand our financial and accounting staff, we expect to encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial and accounting professionals in China. If we fail to timely achieve and maintain the adequacy of our internal controls in the future, we may not be able to conclude that we have effective internal controls over financial reporting.

Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we continue to incur considerable costs and use significant management time and other resources in an effort to comply with our reporting and other obligations including Section 404.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2009 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets including, among others, goodwill and equity investments in less than 25%-owned entities, which may change from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which has been fluctuating and is likely to continue to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined under Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation”) held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. Holder.

For more information on the tax consequences to you if we were treated as a PFIC, see Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands. Since, Carling Technology has become the ultimate holding company of four additional subsidiaries in China, three of which were established by us and one of which was acquired by us. In anticipation of our initial public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands on May 16, 2006, as our listing vehicle and our holding company. Through a series of transactions, Gushan Environmental Energy Limited became a holding company of Carling Technology in September 2007. In December 2007, we completed the initial public offering of our ADSs and listed our ADSs on the NYSE.

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan, a wholly foreign-owned enterprise established in China on May 13, 2005;

•	Handan Gushan, formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a sino-foreign joint venture established in China on May 15, 2003, which we acquired on June 1, 2005;

•	Beijing Gushan, a wholly foreign-owned enterprise established in China on August 17, 2006; and

•	Shanghai Gushan, a wholly foreign-owned enterprise established in China on December 18, 2006.

We have established and plan to conduct operations in Chongqing and Hunan through, the following subsidiaries in China:

•	Chongqing Gushan, a wholly foreign-owned enterprise established in China on January, 24, 2008; and

•	Hunan Gushan, a wholly foreign-owned enterprise established in China on January 14, 2008.

See Item 4.C, “Organizational Structure” for further information.

For a description of our principal capital expenditures since January 1, 2006 and principal capital expenditures currently in progress, including the amount invested and method of financing, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

B. Business overview

Overview

We are the largest biodiesel producer in China as measured by annual production capacity as of May 23, 2008, according to Frost & Sullivan, a market research and consulting firm. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. We have experienced substantial growth in recent years. Our aggregate annual biodiesel production capacity increased from 170,000 tons in 2006 to 190,000 tons and 290,000 tons as of December 31, 2007 and 2008, respectively. We target to increase our annual production capacity to 450,000 tons by the end of 2009. We sold 158,994, 182,969 and 231,377 tons of biodiesel for the years ended December 31, 2006, 2007 and 2008, respectively.

Our revenues increased substantially during the same period. We generated revenues of RMB824.5 million, RMB1,008.1 million and RMB1,495.6 million (US$219.2 million) for the years ended December 31, 2006, 2007 and 2008, respectively, representing a compound annual growth rate, or CAGR, of 34.7%. Our net income was RMB332.8 million, RMB230.3 million and RMB269.0 million (US$39.4 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

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

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained two patents in China, one for a biodiesel manufacturing method we invented and the other for a method of producing certain by-products, and we have five pending patent applications in China relating to methods of producing biodiesel and different types of by-products of biodiesel production. We have invented a biodiesel manufacturing method for which we filed a patent application on April 25, 2008 with the United States Patent and Trademark Office. On September 4, 2008, we also filed two applications with the United States Patent and Trademark Office relating to methods of producing different types of by-products from biodiesel production. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our competitive position as a leader in the PRC biodiesel industry.

We sell our products in China to direct users, including marine vessel operators and chemical companies, in addition to petroleum wholesalers and individual retail gas stations. Our solid reputation in the biodiesel industry in China, together with our established track record for consistently providing products in large quantities, have enabled us to expand our customer base by retaining existing customers and acquiring new customers.

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

We currently operate five production facilities, located in Beijing, Shanghai, Sichuan, Hebei and Fujian in China. Our aggregate annual biodiesel production capacity has increased substantially from 10,000 tons in 2001 to 340,000 tons as of the date of this annual report. We are currently constructing two new production facilities in

Chongqing and Hunan, expanding production capacity at our Shanghai plant and constructing a new plant near our existing Sichuan facility. We currently target to increase our annual biodiesel production capacity to 450,000 tons by the end of 2009. The following map sets forth the locations of our existing and planned production facilities:

Our Strengths

We believe that the following strengths have contributed to our competitive position in China:

Largest biodiesel producer in China with early-mover advantage

According to a report by Frost & Sullivan dated May 23, 2008, we are the largest biodiesel producer in China, as measured by annual biodiesel production capacity and one of the largest biodiesel producers in Asia, as measured by nominal capacity. Our current annual biodiesel production capacity is 340,000 tons. We target to increase our annual biodiesel production capacity to 450,000 tons by the end of 2009 through expansion into Chongqing and Hunan and by expanding the capacity of our current facility in Shanghai. We believe we were among the first companies in China to produce biodiesel on a commercial scale, and this early-mover advantage in China and our reputation for high quality products has assisted us to establish numerous strong customer and supplier relationships and expand our relationships with our existing customers. We believe we are well-positioned to leverage our increasing scale, expand our customer base and meet China’s demand for biodiesel and related chemical by-products.

Efficient proprietary production technology

We pursue technological improvements to our manufacturing processes through our strong in-house development team and have obtained an invention patent for our biodiesel manufacturing process from the State Intellectual Property Office of the PRC. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. Our combination of trade secrets and proprietary production technology enables us to use lower-grade, lower-cost feedstock, including vegetable oil offal and used cooking oil, as compared to the high-value food-grade vegetable oils. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. We have entered into short-term supply contracts with certain of our suppliers in order to enhance the reliability and flexibility of our supply network. We believe our emphasis on research and development will enable us to continue to increase our production efficiencies and assist us in maintaining and expanding our competitive position as a leader in the PRC biodiesel industry.

Reliable supplier network for low cost raw materials

We use several suppliers for each production facility. We believe many of our suppliers prefer to sell raw materials to us due to our track record for prompt payment as well as our ability to accept large quantities of raw materials. There is also a high incentive for collecting agencies to sell to us as we provide them with a legitimate channel for the disposal of used cooking oil and vegetable oil offal. Our reputation as a dependable counterparty enables us to obtain a stable and low-cost supply of raw materials for our production facilities. Our long-standing supplier relationships provide us with a competitive advantage in China, and we intend to broaden these relationships to parallel our efforts to increase the scale of our production facilities, thereby maintaining a diverse supplier network while leveraging our purchasing power to obtain favorable pricing and delivery terms.

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

Strong execution capabilities

We have a proven ability to establish and quickly ramp up production at facilities in strategic locations across China. Our proprietary production technology can be replicated in multiple geographic locations, thereby enabling us to leverage our technological know-how to establish production facilities located across China. After commencing operations in Sichuan in 2001, we built a new production line in Sichuan in 2004, acquired Handan Gushan in 2005, completed a new production facility in Fujian in 2006, completed another new production line in Sichuan in 2007, completed new production facilities in Beijing and Shanghai in 2008. We recently added additional production facilities in Beijing in March 2009. In addition to these expansions, we plan to open our Chongqing and Hunan production facilities during in the second quarter of 2009 and complete expansion of production at our Shanghai production facility during the third quarter of 2009, thereby expanding our annual biodiesel production capacity to 450,000 tons. We believe our track record for successful production capacity expansions and well-developed supplier network enhance our ability to complete these planned expansions.

Experienced management and operations teams with local market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. Mr. Jianqiu Yu, our founder, principal executive officer and chairman, has extensive experience managing and operating companies in the petrochemical industry and has received numerous awards from PRC authorities for his contributions to related technology. We believe our management team’s in-depth knowledge of the biodiesel market in China will enable us to formulate sound expansion strategies into geographic areas conducive to procurement of raw materials in sufficient quantities and at favorable prices. In addition, we believe our management team’s strong track record will enable us to take advantage of market opportunities.

Our Strategies

We intend to maintain and expand our competitive position as a leader in the PRC biodiesel industry while maximizing shareholder value and pursuing a growth strategy that includes:

Increasing our production capacity and expanding strategically to additional locations in China

We believe we established the first large-scale production facility for biodiesel in China in 2001. Currently, we have an aggregate annual biodiesel production capacity of 340,000 tons. In addition to increasing our production capacity in Shanghai, we intend to open our Chongqing and Hunan production facilities during the second quarter of 2009. Completion of these planned production facilities, along with expansion at our planned production facilities, will increase our aggregate annual biodiesel production capacity to 450,000 tons as well as expand our geographic reach within China and improve our ability to distribute our products to our customers. Furthermore, we are constructing a new plant near our existing Sichuan production facility which is targeted to commence production in the first half of 2010 with an annual biodiesel production capacity of 50,000 tons. We believe our expansion strategy will enable us to benefit from continued growth in overall energy demand in China as well as to capture a greater market share in the relatively young biodiesel industry. To position us for future overseas distribution and to provide the opportunity to diversify our supplier and customer network to include overseas suppliers and customers in other parts of the PRC, we have strategically located our Fujian and Shanghai production facilities near major ports, thereby providing access to global shipping routes and access to international markets.

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

Focusing on production efficiency and product development

We plan to continue to enhance the efficiency of our biodiesel production processes through additional investment in our in-house research and development capabilities. We intend to continue improving our production technology to enhance our leadership position in the PRC biodiesel industry. We have established a subsidiary, Gushan Biomass (China) Energy Technology Co. Ltd., or Biomass, in the PRC to centralize research and development activities to further strengthen our research abilities and develop new products as well as to develop more efficient and lower cost manufacturing processes. For example, we are developing new processing methods to further improve our technology of using inedible oils, such as jatropha oil, as feedstock and to further improve the quality of plant asphalt, one of our by-products. In addition, we continue to research the commercial applications of other by-products generated during biodiesel production.

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

Many of our customers mix the biodiesel they purchase from us with their own diesel. The following table sets forth information regarding our biodiesel and by-products sales volumes for the periods indicated:

	Year ended December 31,
	2006		2007		2008
	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume
Biodiesel	158,994	88.1	182,969	89.2	231,377	90.6
By-products	21,479	11.9	22,134	10.8	23,878	9.4

Total	180,473	100.0	205,103	100.0	255,255	100.0

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil, which are widely available in China, as the primary raw materials for our manufacturing process. Recycling of vegetable oil offal and used cooking oil also carries additional environmental benefits as disposal without proper processing can be hazardous. These inedible oils were sourced from provinces in the southern and western part of China. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to relatively higher-grade, higher-cost feedstock. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. In the fourth quarter of 2008, we also began using a small amount of inedible oils, such as jatropha oil, as feedstock at our existing Sichuan production facility.

According to Frost & Sullivan, in 2008, approximately 15.47 million tons of vegetable oil were produced domestically and the estimated amount of collectible used cooking oil and vegetable oil offal in China was 1.79 million tons. To secure adequate raw materials supplies and minimize purchasing costs, we use one to two main feedstock suppliers and several secondary suppliers for each production facility. We sometimes enter into contracts of up to two years in duration with our suppliers that set forth the purchase volume but not the pricing terms. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal, used cooking oil and jatropha oil used in our operations:

	Year ended December 31,
	2006	2007	2008
	(in tons)	(in tons)	(in tons)
Vegetable oil offal	159,782	97,960	86,912
Used cooking oil	50,582	137,740	215,509
Jatropha oil	—	—	3,005

Total	210,364	235,700	305,426

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

We secure supplies of vegetable oil offal from vegetable oil producers near our production facilities through local privately owned collecting agencies. The raw material suppliers for used cooking oil are also local collecting agencies that collect used cooking oil from restaurants and other sources. We typically purchase methanol from suppliers with whom we enter into supply contracts of up to two years or purchase orders to fulfill our methanol requirements. Our suppliers typically deliver raw materials directly to us. Under our typical terms with our suppliers, we settle payments within 30 days. To ensure adequate supplies and to better support the working capital needs of the raw materials collecting agencies, we have sought to settle our payables with our raw material collecting agencies over a shorter period of time, typically three to seven days, or in the form of prepayment.

For 2006, 2007 and 2008, our five largest suppliers represented 60.3%, 56.2% and 45.1% of our total cost of revenues, respectively, while our largest supplier represented 16.6%, 18.7% and 10.2% of our total cost of revenues, respectively. For the years ended December 31, 2006, 2007 and 2008, we had four suppliers, three suppliers and one supplier which represented more than 10% of our cost of revenues, respectively. As we expand our production facilities to other regions in China, we expect that our purchases from our largest suppliers as a percentage of our total purchases will further decrease.

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

Customers

Our biodiesel customers are based in China and can be classified into three major groups: direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators, chemical companies and factories. Petroleum wholesalers purchase biodiesel from us for subsequent distribution to individual gas stations. Petroleum wholesalers include local subsidiaries of state-owned enterprises or privately owned companies. Beginning in March 2008, we also commenced sales of some of our biodiesel products to chemical companies at higher average selling prices than our other customers. These customers use our biodiesel to produce a variety of products, including elasticizers, surfactants, alkyd resin, leather greasing agents and anticoagulants.

The following table sets forth the percentage of our revenues by our three principal groups of biodiesel customers for the periods indicated:

	2006	2007	2008
Customer
Direct users	68.2%	47.6%	44.9%
Petroleum wholesalers	13.4%	34.2%	23.4%
Individual retail gas stations	18.4%	18.2%	31.7%

We adopt similar credit policies and sales, marketing and distribution strategies across these three groups of customers. We usually sign sales contracts for a term of approximately one year with our customers for biodiesel and approximately one year or less with our customers for by-products. The total sales volume, the pricing, product specifications, the delivery schedule and the method of delivery are agreed and set out in the sales contracts. Depending on the market conditions, we sell our biodiesel either at no discount or at a slight discount to the local retail market prices for diesel products, which at most have amounted to RMB100 (US$14.7) per ton. In most cases, customers will arrange their own delivery from our facilities to their own locations. We set the payment methods depending on our business relationship, customers’ credit records and the current market conditions. We occasionally provide our customers with 30-day credit terms.

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

For 2006, 2007 and 2008, our five largest customers contributed 37.1%, 24.3% and 20.6% of our total revenues, respectively, while our largest customer contributed 14.4%, 8.7% and 9.1% of our total revenues, respectively. In 2006, we had two customers which accounted for more than 10.0% of our revenues. In 2007 and 2008, none of our customers accounted for more than 10.0% of our revenues.

Sales and Marketing

We conduct all of our sales through direct sales by our own sales personnel located in Beijing, Shanghai, Sichuan, Hebei and Fujian. We sell our biodiesel mainly to customers located in close proximity to our production facilities. Our by-products are mainly sold to chemical plants and other companies.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Most of our customers pick up our products directly from our production facilities. Our products are typically transferred by pipeline to trucks at our facilities. At our Fujian production facility, we are in the process of building port facilities to facilitate delivery of our products and receipt of raw materials by sea in the future.

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

On January 23, 2008 we obtained approval for an additional invention patent application by the State Intellectual Property Office of the PRC. This patent has a term of 20 years starting from March 9, 2005. This patent is held by Sichuan Gushan. Currently, we have no foreign patents. However, on April 25, 2008, we filed an application with the United States Patent and Trademark Office to patent one of our biodiesel manufacturing methods. On September 4, 2008, we also filed two applications with the United States Patent and Trademark Office relating to methods of producing different types of by-products from biodiesel production. We also have five pending patent applications that have been filed in China involving technologies for producing new fuel additives, and erucic acid and fatty acid.

We are currently using the registered trademark “GS ” for our biodiesel. The mark is owned by Sichuan Gushan, which has licensed the trademark to our other subsidiaries. We also have registered trademarks for “ ”, “Gushan” and “Gushan ” in Hong Kong. We are not aware of any material infringement of our intellectual property rights.

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

The biodiesel industry is still at an early stage in China and we have thus far experienced limited competition from domestic biodiesel producers. Our competitors include China Biodiesel International Holdings Co., Ltd., East River Energy Resources, SINOPEC, CNOOC, and PetroChina and domestic manufacturers that are currently in the development stage of biodiesel production.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market. We believe that there are no foreign competitors with a material presence in the biodiesel industry in China. However, it has been reported that certain Malaysian producers have recently expressed interest in establishing biodiesel production facilities in China and that they will likely use imported Malaysian palm oil as a feedstock. The biodiesel industry in China may become more competitive due to competition from overseas manufacturers in the future. We believe that our annual production capacity, early entry into the commercial biodiesel market in China, strong customer relationships and reputation for high quality products has differentiated us from our competitors. Nevertheless, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local customers, may be able to secure a significant market share in regions where we currently do not have operations. Further, our international competitors may have comparatively greater financial and research and development resources. Any increase in the number or size of competitors may affect our competitive position in the biodiesel market and our overall performance and profitability.

Facilities

We both own and lease properties for our operations. We own or expect to obtain land use rights to a total of approximately 293,533 square meters of land for all of our existing plants and plants under construction. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located on premises comprising approximately 3,600 square meters in an office building in Fuzhou, China. This leasehold interest will expire on September 30, 2009, subject to renewal.

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

Environmental Matters

Given the nature of our business, we generate waste water, exhaust fumes and noise during our production process. We have implemented a comprehensive set of environmental protection measures to treat emissions generated during our production process to minimize the impact of our production process on the environment. These measures include the following:

•

waste water: waste water processed by our facilities meets the PRC national standard for discharge. To conserve water resources, we also recycle and reuse waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waste water into the environment;

•

exhaust fumes: we generate exhaust fumes during our production process. Exhaust fumes generated during our production process are filtered to reduce dust, sulfur dioxide, trisodium phosphate (TSP), NOx and organic elements. In each case, exhaust fumes are treated to comply with PRC national air quality standards; and

•

noise: we generate noise through the operation of our heating, ventilation and pumping systems. We typically reduce the noise generated by these activities to a range of 60 decibels to 80 decibels by employing various noise reduction measures that comply with applicable law.

All of our products meet the relevant requirements under PRC laws and we have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Failure to comply with environmental regulations could harm our business.”

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us.

In June 2008, our audit committee was notified by KPMG, our independent registered public accounting firm, that KPMG had received anonymous e-mails from a purported shareholder alleging, among others, that our unaudited financial statements for the fourth quarter ended December 31, 2007 and first quarter ended March 31, 2008 understated our cost of raw materials. In September 2008, there were reports in a printed media in the PRC, alleging that we have engaged in dishonest practices in the areas of operations, financial reporting and environmental protection. The audit committee undertook what it believes to be appropriate measures to address these allegations, including requesting our internal audit department to investigate such allegations. As a result of these investigations and other internal inquiries, our audit committee did not find any basis for these allegations. However, we cannot assure you that further allegations will not be made, either privately or publicly. Any such allegations or claims require our board of directors and management to expend significant resources to investigate and take other appropriate actions, and addressing such allegations could divert the attention of our board of directors and management. Any further allegations or claims of such nature, if publicly made, may cause us to suffer from negative publicity, which may have a material and adverse impact on the trading price of our ADSs. In addition, any litigation resulting from these allegations or claims may divert the attention of our management and result in significant costs, thereby resulting in a negative impact on our financial condition and results of operations.

Other than the allegations described above, we are not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

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

Government Incentives and Regulations

In light of the rapid growth of the PRC economy and rising consumption of energy, the PRC government increasingly encourages the development and use of renewable energy resources. According to the Medium and Long Term Development Plan of the PRC, the share of renewable energy used in primary energy consumption is to be increased to roughly 10% by 2010 and nearly 15% by 2020, up from 7.5% in 2005. The PRC government expects that the renewable energy sector in China will experience rapid expansion in the next few years.

The Law of Renewable Energy Resources of China

The use of renewable energy sources has gained widespread support from the PRC government. The “Eleventh Five-Year Plan” of the PRC encourages the development of petroleum substitutes, including bioliquid fuel.

The newly amended Energy-Saving Law of China which came into effect on April 1, 2008 also encourages the development and utilization of petroleum substitutes.

Pursuant to the Law of Renewable Energy Resources, which came into effect on January 1, 2006, the PRC government encourages the manufacturing and application of bioliquid fuel, and mandates petroleum-selling enterprises to include bioliquid fuel that meets the PRC national standards into their fuel-selling system. If any petroleum-selling enterprise fails to do so, such petroleum-selling enterprise will be liable for the economic loss suffered by the manufacturers of bioliquid fuel. Financial institutions may provide government-subsidized interest loans to renewable energy projects which fall within the National Guidance Catalogue for Renewable Energy Resources Industry Development and meet relevant credit requirements.

The PRC Law of Renewable Energy Resources also provides that the PRC government shall set up a special fund for the development of renewable energy resources, or the Special Fund. The PRC Ministry of Finance issued the Temporary Regulation on the Management of the Special Fund for the Development of Renewable Energy Resources on June 16, 2006, which came into effect on May 30, 2006. Pursuant to this regulation, the Special Fund shall mainly provide assistance to the development and use of renewable energy resources, including petroleum substitutes.

The Implementation Opinion on Financial and Taxation Supportive Policy for the Development of Bioenergy and the Biochemical Industry was issued jointly by the PRC Ministry of Finance, National Development and Reform Committee, Ministry of Agriculture, State Administration of Taxation, and State Forestry Administration on September 30, 2006. The Implementation Opinion proposed various supportive policies for enterprises engaging in the bioenergy and biochemical industries, including government subsidies and preferential tax treatment.

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

The misuse of used cooking oil, such as in connection with the production of food for sale and consumption, also violates the PRC Food Hygiene Law, which came into effect on October 30, 1995. The PRC Food Hygiene Law imposes penalties on violations relating to food hygiene, including the suspension of food production by the violating entities.

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

The relevant PRC laws and regulations generally impose discharge fees based on the level of emission of pollutants. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to rectify the activities causing environmental damage.

Tax Incentives

On December 9, 2008, the PRC State Administration of Taxation and Ministry of Finance jointly issued Policies for Products Generated from Comprehensive Utilization of Resources (Cai Shui [2008] No. 156), a circular on Value-added Tax, or VAT, which stipulated that a VAT refund upon levy would be applicable to enterprises that produce biodiesel by making use of wasted animal oil or plant oil to the extent of not less than 70% as their raw materials. This VAT incentive policy is effective from July 1, 2008. To obtain the VAT refund, an enterprise must first apply for and obtain the relevant “Comprehensive Utilization of Resources Verification Certificate” and then apply for the VAT refund.

According to article 33 of the New EIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Enterprise Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources EIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), enterprises that make use of wasted biomass oil or wasted lubricant as 100% of their raw materials can be entitled to a 10% reduction in taxable income. To qualify for this reduction, an enterprise must first apply for and obtain the “Comprehensive Utilization of Resources Verification Certificate” and then apply for the tax reduction.

As of the date of this annual report, each of Beijing Gushan, Shanghai Gushan, Fujian Gushan, Sichuan Gushan and Handan Gushan has made application for, but not yet obtained, the “Comprehensive Utilization of Resources Verification Certificate.”

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

Dividend Distribution

The principal PRC regulations governing the distribution of dividends by foreign-invested enterprises include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended;

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended;

•	The Company Law (2005);

•	The New EIT Law (2007); and

•	The Implementation Rules on Enterprise Income Tax Law (2007).

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

Under the Mainland China/HKSAR DTA, dividends paid by an FIE in China to a direct holding company with resident status in Hong Kong are subject to withholding tax at a rate of 5%, provided that such foreign investor directly owns a minimum of 25% of the equity interest in the FIE. We believe that withholding tax at the rate of 5% applies to dividends paid by our FIEs in China to their direct holding companies incorporated in the British Virgin Islands because these holding companies are primarily managed and controlled in Hong Kong.

According to the Cai Shui 2008 Notice No. 1 released by the PRC Ministry of Finance and the State Administration of Taxation, distributions of the pre-2008 earnings of a foreign-invested enterprise to a foreign investor in 2008 or after are exempt from EIT. Accordingly, our retained profits as at December 31, 2007 in our foreign-invested enterprises’ books and accounts will not be subject to withholding tax on future distributions.

Under the New EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. A “de facto management body” is defined as an organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret this definition. Notwithstanding the foregoing provision, the New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, given the short history of this law, it remains unclear as to the details of the qualifications required for such exemption and whether the dividends which our Company receives from our PRC subsidiaries will be exempt from EIT if it is recognized as a PRC resident enterprise.

Moreover, under the New EIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares if we are categorized as a PRC tax resident enterprise and if such income is paid from our PRC subsidiaries.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued on November 24, 2005. Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Notice 75 states that PRC residents, whether a natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term Chinese legal person residents as used in the Notice 75 refer to those entities with legal person status or other economic organizations established within the territory of China. The term Chinese natural person residents as used in the Notice 75 includes all Chinese citizens and all other natural persons, such as foreigners, that habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 clarifies further that the term Chinese natural person residents as used under Notice 75 refers to those Chinese natural person residents defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests. Chinese residents are required to complete amended registrations with the local SAFE branch upon (a) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (b) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or file with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. Under Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such dividends, profits or capital gains.

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

Please refer to Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business and Industry—The approval of the China Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if approval was required, we could be subject to sanction, fines and other penalties.”

C. Organizational Structure

Sichuan Gushan was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology Limited or Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands, or BVI. Since 2005, Carling Technology became the ultimate holding company of four additional subsidiaries in China, three of which were established by us (Shanghai Gushan, Beijing Gushan and Fujian Gushan) and one of which we acquired (Handan Gushan). In anticipation of a public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. On September 20, 2007, we underwent a reorganization pursuant to which the shareholders of Carling Technology subscribed to 123,820,000 of our ordinary shares in exchange for all of the outstanding shares of Carling Technology. Our proportionate ownership immediately after the reorganization and the proportionate ownership of Carling Technology before the reorganization remained the same, as Carling Technology was reorganized as our wholly owned subsidiary. We established Hunan Gushan and Chongqing Gushan, both wholly foreign-owned enterprises in China, on January 14, 2008 and January 24, 2008, respectively. On April 1, 2008, we acquired Eagle Sight Holdings Limited, or Eagle Sight, a newly established shell holding company incorporated in Hong Kong. On June 19, 2008, we changed the name of Eagle Sight to Gushan Holdings. On September 11, 2008, we acquired Gushan Bio-Energy, a newly establish shell holding company incorporated in Hong Kong. We established Biomass, a wholly foreign-owned enterprise in China on November 3, 2008.

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plant and Equipment

Production Facilities

The following table sets forth certain information regarding our production facilities as of December 31, 2008:

	Sichuan	Hebei	Fujian	Beijing	Shanghai
Location	Santai, Mianyang, Sichuan	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian	Daxing District, Beijing	Fengxian District, Shanghai
Began construction	June 2001	May 2003	June 2005	May 2007	October 2007
Began production	December 2001	January 2004	February 2006	January 2008	June 2008
Capacity as of December 31, 2008(1)	Biodiesel: 60,000 tons	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons	Biodiesel: 50,000 tons	Biodiesel: 50,000 tons
2006 capacity utilization(2)	93% (biodiesel)(3)	92% (biodiesel)(3)	113% (biodiesel)(4)	—	—
2007 capacity utilization(2)	94% (biodiesel)(5)	114% (biodiesel)	107% (biodiesel)(6)	—	—
2008 capacity utilization(2)	86% (biodiesel)(7)(9)	95% (biodiesel)(9)	99% (biodiesel)(9)	65% (biodiesel)(8)	79% (biodiesel)
Site Area	28,665 square meters	20,575 square meters	61,367 square meters	54,965 square meters	39,903 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production.
(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%.
(3)	In July 2006, we suspended production at our Sichuan and Hebei plants for approximately one month and two months, respectively, in order to perform a technology upgrade of our equipment.
(4)	In October 2006, we suspended production at our Fujian plant for approximately two weeks in order to perform a technology upgrade of our equipment.
(5)	In October 2007, we suspended production at our Sichuan plant for approximately two weeks in order to perform a capacity upgrade from 40,000 tons to 60,000 tons.
(6)	In October 2007, we suspended production at our Fujian plant for approximately two weeks in order to carry out maintenance operations.

(7)	On May 12, 2008, the Sichuan province experienced a severe earthquake which caused a temporary interruption of power supply. The local government required us to suspend production at this facility for two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008.
(8)	From August 1 to September 20, 2008, we suspended operations at our Beijing plant for about seven weeks due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.
(9)	In November and December of 2008, we suspended production at our Fujian, Sichuan and Hebei plants for a few weeks to carry out repair and maintenance operations.

In 2001, our Sichuan production facility began biodiesel production with an annual biodiesel production capacity of 10,000 tons, which we expanded in 2004 by building a new 30,000 ton biodiesel production line, increasing the annual biodiesel production capacity to 40,000 tons and production lines to produce erucic amide and stearic acid, a saturated fatty acid used to harden soaps. To further expand our operations and diversify our customer base, in 2004 we began to produce biodiesel at our Hebei production facility, which has an annual biodiesel production capacity of 30,000 tons. In 2006, we commenced biodiesel production in Fujian, with an annual biodiesel production capacity of 100,000 tons. In November 2007, we further expanded the production capacity of the Sichuan facility to 60,000 tons. In January 2008, we commenced biodiesel production in Beijing, with an initial annual biodiesel production capacity of 50,000 tons, and we commenced operation of the additional facilities in March 2009, adding another 50,000 tones of annual biodiesel production capacity. In June 2008, we commenced biodiesel production in Shanghai, with an initial annual biodiesel production capacity of 50,000 tons, which we target to increase by another 50,000 tons during the fourth quarter of 2009.

Future production facilities

In March 2008, we commenced construction of two new production facilities in both Chongqing and Hunan which are each targeted to open during the second quarter of 2009 with an initial annual biodiesel production capacity of 30,000 tons. In February 2009 we also commenced construction of additional production facilities in our Shanghai plant, which are expected to increase our annual biodiesel production capacity by 50,000 tons during the third quarter of 2009. We also commenced construction of a new plant in February 2009, near our existing Sichuan plant which is targeted to commence production in the first half of 2010 with an annual initial biodiesel production capacity of 50,000 tons. We expect to incur approximately RMB813 million (US$119.2 million) in capital expenditures towards construction of the facilities in Chongqing, Hunan, Shanghai and Sichuan, of which approximately RMB361.9 million (US$53.0 million) had been incurred as of December 31, 2008. We plan to finance these capital expenditures through our cash balance, part of which came from the proceeds of our initial public offering.

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

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A., “Key Information—Selected Financial Data,” our consolidated financial statements and related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Forward Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Our revenues increased substantially in recent years. We generated revenues of RMB824.5 million, RMB1,008.1 million and RMB1,495.6 million (US$219.2 million) for the years ended December 31, 2006, 2007 and 2008, respectively, representing a compound annual growth rate, or CAGR, of 34.7%. We achieved net income of RMB332.8 million, RMB230.3 million and RMB269.0 million (US$39.4 million) for the years ended December 31, 2006, 2007 and 2008, respectively. We recorded a one-time, non-cash interest expense in an aggregate amount of approximately RMB108.9 million upon the conversion of our 2006 Notes in connection with our initial public offering in December 2007. In addition, we incurred a foreign exchange loss of RMB99.8 million (US$14.6 million) in 2008, resulting from the depreciation of our foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and do not expect to do so in the foreseeable future.

The most significant factors that affect our financial condition and results of operations are:

•	economic, political and social conditions in China;

•	market price for diesel;

•	demand for, and market acceptance of, biodiesel;

•	production capacity;

•	supply and costs of principal raw materials; and

•	product mix and affect on gross margins.

Economic, political and social conditions in China

We conduct all of our production in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 12.0% in GDP from 1998 through 2007. Due in part to the global financial crisis, however, the Chinese economy has slowed down significantly in the second half of 2008. According to the NBSC, China’s GDP growth was only 6.8% on a quarter-to-quarter basis for the fourth quarter of 2008, the lowest growth rate since the first quarter of 2002. As a result, domestic demand for and consumption of energy and energy products, including biodiesel products, has been adversely affected. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations. Our financial condition and results of operations may also be affected by changes in China’s political and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

Market price for diesel

We price our biodiesel based on the market price for diesel. Depending on the market conditions, we sell biodiesel at no discount or at a slight discount of at most RMB100 (US$14.7) per ton as compared to local retail diesel prices. We believe biodiesel partially replaces or supplements diesel since biodiesel is often used on a blended basis with diesel. For these reasons, our products are affected by the market price and supply of diesel.

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

The PRC government occasionally publishes guidance prices for diesel. From 2009, these guidance prices set the maximum retail prices of diesel and are generally followed by industry participants. Because biodiesel prices are affected by the price of diesel, these guidance prices tend to limit the range in which we can set prices for our biodiesel products. Any material decrease in these guidance prices or delay in adjusting guidance prices despite any rapid increase in the crude oil price may have a material effect on the selling prices for our biodiesel products, which in turn may adversely affect our financial condition and results of operations.

Demand for, and market awareness of, biodiesel

China’s biodiesel industry remains in an early stage, with biodiesel production currently representing only a small portion of China’s annual diesel production. Our three principal groups of customers are direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators, chemical companies and factories, while petroleum wholesalers and retail gas stations generally distribute fuel that will be used in diesel-powered trucks and automobiles. Certain users, such as marine vessel operators, use biodiesel as a complete substitute for diesel, while others typically use a blend of 20% biodiesel and 80% diesel to fuel diesel trucks and automobiles. We believe demand for biodiesel will continue to grow as demand for diesel grows and as market awareness of biodiesel increases. In addition, PRC law and government policies encourage the development and utilization of renewable sources of energy. The consumption volume of biofuel in China is expected to further increase and the proportion of renewable energy consumption is expected to reach approximately 15% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We expect demand for our biodiesel products to increase continuously over time.

Production capacity

In order to capture the market opportunity for our products, we have expanded, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more biodiesel and related by-products to generate higher revenues. Our annual production capacity increased from 40,000 tons in 2004 to 70,000 tons in 2005 to 170,000 tons in 2006 to 190,000 tons in 2007 and to 290,000 tons in 2008. We sold 158,994, 182,969 and 231,377 tons of biodiesel in 2006, 2007 and 2008, respectively.

Our Beijing plant’s additional production facilities commenced production in March 2009 and increased the annual biodiesel production capacity of our Beijing plant to 100,000 tons. Currently, we are constructing production facilities in Chongqing and Hunan, which are each targeted to open during the second quarter of 2009 with an initial annual production capacity of 30,000 tons. We also commenced construction of additional production facilities in our Shanghai plant and a new plant near our existing Sichuan plant. The new Shanghai production facilities are expected to increase our annual biodiesel production capacity by 50,000 tons during the third quarter of 2009 and the new Sichuan plant is targeted to commence production in the first half of 2010 with an annual initial biodiesel production capacity of 50,000 tons.

If we experience delays, interruptions or suspensions of our operations, such as for technology upgrades, or are unable to complete our planned increases in capacity, we may be unable to increase our revenues as expected. For example, in the fourth quarter of 2008, we suspended production for a few weeks at our Fujian, Sichuan and Handan plants to carry out repair and maintenance operations and in the first quarter of 2009, we suspended production for one month at our Beijing plant to complete an expansion of our production capacity, resulting in decreased production for those periods. Further, on May 12, 2008, Sichuan province experienced a severe earthquake. As a result, our Sichuan facility experienced a temporary interruption of power supply and was required by the local government to suspend production for approximately two weeks as a safety precaution. Our Beijing plant suspended its operations for about seven weeks in the third quarter of 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials. We have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Our production facilities are able to process a range of different types and grades of raw materials, which allows us to use less costly grades of materials when available. However, the prices we have paid for raw materials have steadily increased. Between 2006 and 2008, for example, we experienced an increase in the average cost per ton of vegetable oil offal and of used cooking oil of 53.4%, from RMB1,655 to RMB2,538 (US$372.0). We believe that this increase in raw material cost is due to general cost inflation in China, particularly labor and transportation, and in part to our suppliers’ perception that the raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China. Our operating costs may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use. Our operating costs may also increase if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and general market, economic and regulatory factors, including government policies with respect to agriculture and local supply and demand.

The prices of our raw materials vary according to the type and the grade of raw materials we use. The prices of our primary raw materials also vary from one region to another, which affects our cost of revenues in each region. For example, as of December 31, 2008, the market price of vegetable oil offal and used cooking oil in Beijing was comparatively higher than in other regions where we operated our plants due to a limited availability of low grade vegetable oil offal in Beijing. For the year ended December 31, 2008, our Beijing plant paid an average of RMB2,702 (US$396.0) per ton for vegetable oil offal and used cooking oil compared with RMB2,316 (US$339.5) per ton for our Sichuan plant. We anticipate that costs for our raw materials will also be higher in the larger cities where we have established and currently plan to establish operations, such as Shanghai and Chongqing, respectively. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. While the cost of our raw materials has increased in 2008, we expect the unit cost of our raw materials to decrease in 2009. The diesel guidance price may follow the trend of global oil price; however, because any increase or decrease will be determined by the PRC government, the timing and magnitude of such increase or decrease may not correspond to increases or decreases in raw material costs. As a result, we anticipate that during certain periods of time, our raw material costs will change without a corresponding change in the diesel guidance price, causing our margins to change during those periods.

Product mix and effect on gross margins

Our product mix affects our gross margin. In the past, we have realized a higher gross margin on sales of erucic acid and erucic amide, a major component of our by-products sales, than on sales of our biodiesel and our other by-products. Thus, when we sell a greater volume of erucic acid and erucic amide relative to sales of biodiesel, our aggregate gross margin has been positively affected. Further, while our biodiesel prices are largely based on the market price for diesel, we have greater pricing power for sales of erucic acid and erucic amide, which are not linked to diesel prices.

The quantity and type of by-products we produce are largely determined by the raw materials we use, and the raw materials we use are largely determined by the local raw materials that are available at each plant. For example, the raw materials we use in Sichuan contain rapeseed, which is needed to produce erucic acid and erucic amide. However, the raw materials we use in Beijing, Shanghai, Fujian and Handan do not contain rapeseed, and we therefore do not produce erucic acid and erucic amide at these other locations. In the future, we anticipate that the proportional contribution of erucic acid and erucic amide to our revenues will decline, as we anticipate that raw materials containing rapeseed may not be available in sufficient quantities in areas where we plan to expand production. Thus, we expect our gross margins will decrease as we expand into locations where raw materials containing rapeseed are not available.

Principal Income Statement Components

Revenues

Our revenues are derived from sales of our biodiesel and by-products produced during the biodiesel production process, net of value-added taxes. Biodiesel revenues represented 84.7%, 83.9% and 88.9% of our revenues for 2006, 2007 and 2008, respectively, while the remainder was comprised of revenues from by-products.

The most significant factors that affect our revenues are sales volume and average selling prices. We generally collect cash payment at the time of delivery and on rare occasions extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2008 totaled RMB12.9 million (US$1.9 million), with less than RMB0.1 million (US$14,657.4) more than 30 days overdue. For 2006, 2007 and 2008, our five largest customers represented 37.1%, 24.3% and 20.6% of our total revenues, respectively. Our largest customer in 2006, 2007 and 2008, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 14.4%, 8.7% and 9.1% of our total revenues for these periods, respectively.

Cost of revenues

Our cost of revenues primarily consists of direct material costs, and, to a lesser extent, depreciation cost and other overhead costs. Direct material costs, which are the cost of the raw materials that we use in the manufacturing of our products. We use vegetable oil offal and used cooking oil as the primary raw materials for our manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to the relatively higher-grade, higher-cost feedstock. Direct material costs is the largest component of our cost of revenues, accounting for approximately 92.0%, 92.3% and 90.5% of our total cost of revenues for 2006, 2007 and 2008, respectively.

Gross profit

Our gross profit is determined primarily by the cost of raw materials and the cost of diesel. As discussed above and in the section titled “Supply and costs of principal raw materials,” our cost of raw materials has increased consistently since 2006 up to the fourth quarter of 2008. Since 2009, however, our cost of raw materials began to decrease, and we expect the cost of raw materials to decrease for the foreseeable future due to the slowing economy of China. At the same time, the cost of diesel in China has increased since 2006 and up to the third quarter of 2008. Since the fourth quarter of 2008, however, the cost of diesel began to decline. This trend was consistent with the general trend of oil prices worldwide, which has had a negative impact on the price of biodiesel since the third quarter of 2008. We expect that the PRC government will allow the price of diesel to adjust in accordance to the global oil price through an adjustment in the diesel guidance price.

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

Our sales activities are conducted through direct selling by our internal sales staff. Since substantially all of our products are collected by our customers at or near our production facilities, our selling expenses have been relatively small as a percentage of our revenues. We incur increases in our selling expenses generally due to the opening of new plants as new plant openings require increases in our number of sales personnel and expenses related to their direct selling activities.

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to our directors and executives. Our selling, general and administrative expenses will increase with the anticipated growth of our business. We expect that in 2009 our selling, general and administrative expenses will also increase as a result of commencement of commercial production at our new production facilities in Chongqing and Hunan. In connection with share options that we granted to certain directors, executives and employees, we expect to incur an expense in an aggregate amount of RMB37.0 million (US$5.4 million) during 2009, which relates to the share options granted in December of 2007, March of 2008, September of 2008 and January of 2009. Prior to July 2006, we did not issue any share options to our employees or directors. We recognized share-based compensation expenses in the amount of approximately RMB6.2 million in 2006, RMB10.2 million in 2007 and RMB38.8 million (US$5.7 million) in 2008. See “—Critical accounting policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong which replaced a former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our Company. The options fully vested on June 15, 2008. As a result of the changes made to the vesting period, the new options were considered as a modification of the former options granted. There was no difference between the fair value of the new option and that of the old option immediately prior to such modification. The remaining unamortized share-based compensation as of the date of such modification was recognized over the shorter vesting period. As a result, the amount recognized in 2007 was increased by RMB0.7 million. See Item 6.B, “Directors, Senior Management and Employees—“Compensation.”

Pursuant to our Share Option Scheme, which was approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527, 3,055,000, 1,276,000 and 4,706,000 ordinary shares to certain employees, officers and directors at exercise prices of US$4.80, US$4.80, US$5.30 and US$1.33 per ordinary share on December 18, 2007, March 25, 2008, September 1, 2008 and January 22, 2009, respectively. We recognize compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award, and adjusted to reflect the number of share options that are forfeited prior to vesting. As of the date of this annual report, there is an aggregate of 8,864,527 ordinary shares (excluding the share options granted in July 2006 to an executive prior to the adoption of the Share Option Scheme) issuable upon exercise of outstanding share options and there are 4,818,667 ordinary shares available for future issuance upon the exercise of future grants under our Share Option Scheme.

See “Share Based Compensation” under the notes to our audited financial statements, included elsewhere in this annual report, for additional information with respect to the assumptions and methodologies we use in determining share-based compensation expenses.

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

Other income (expense)

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income (expense).

During 2006, we recorded interest expense relating to the 2005 Notes that we issued in 2005. During 2006 and 2007, we also recorded interest cost relating to the 2006 Notes that we issued in 2006. During 2008, we incurred RMB73,000 (US$10,700) in connection with discounting a bill receivable to a bank.

Interest cost incurred in 2006 and 2007 was RMB21.5 million and RMB148.8 million, respectively, of which RMB18.3 million and RMB39.9 million was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2006 and 2007, respectively. The increase in capitalized interest from RMB18.3 million for the year ended December 31, 2006 to RMB39.9 million for the year ended December 31, 2007 was due to the increase in construction expenditure mainly on our Beijing and Shanghai plants.

The 2005 Notes bore an interest rate of 10% per annum. The interest cost for the 2005 Notes was RMB0.9 million in 2006. On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and Carling Technology Limited issued 18,570,000 of its ordinary shares.

The 2006 Notes were non-interest bearing; however, we have incurred interest cost upon subsequent amortization of the discount recorded in the allocation of proceeds to the fair value of the beneficial conversion feature. We valued the intrinsic value of the beneficial conversion option of the 2006 Notes at RMB176 million on the commitment date based on an estimated fair value of Carling Technology’s ordinary shares of RMB29.33 per share on the commitment date and an effective conversion price of RMB15.69 per share. The beneficial conversion feature, which was recognized as a discount to the notes with a corresponding increase to additional paid-in capital, was equal to the intrinsic value of the conversion feature represented by the excess of fair value of applicable shares over the effective conversion price at the commitment date. Over the period from the date of issuance to February 22, 2009, the stated redemption date, we amortized the discount attributable to the value of the beneficial conversion option using the effective interest method and recorded such amount as interest cost. As a result, we recorded interest cost of RMB20.5 million in 2006 and RMB39.9 million in 2007, consisting of RMB19.6 million in 2006 RMB38.1 million in 2007 in amortization of the discount resulting from recognition of beneficial conversion option and RMB0.9 million in 2006 RMB1.8 million in 2007 in amortization of the issuance cost.

On November 30, 2007, two holders of our 2006 Notes converted a total of US$20.0 million of our 2006 Notes into 10,409,555 of our ordinary shares. The remaining outstanding US$5.0 million of our 2006 Notes were automatically converted into 2,602,388 of our ordinary shares upon the completion of our initial public offering. We recorded an interest expense of RMB108.9 million in unamortized discounts in 2007 in connection with the conversion of our 2006 Notes. As a result of this one time, non-cash recognition of interest expense, our 2007 net income decreased compared to our 2006 net income. See “Convertible Notes” under the notes to our audited financial statements, included elsewhere in this annual report, for additional information regarding the assumptions and methodologies we use with respect to the convertible bonds.

We incurred a foreign exchange loss of RMB99.8 million (US$14.6 million) in 2008, compared to a foreign exchange loss of RMB1.1 million in 2006 and RMB1.9 million in 2007. The exchange loss incurred in 2008 resulted from the depreciation of our foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and do not expect to do so in the foreseeable future.

We receive grants from the local government authorities in China from time to time. We received grants totaling RMB4.1 million, RMB2.7 million and RMB0.1 million (US$0.01 million) in 2006, 2007 and 2008, respectively. These grants are awarded by the government of Sichuan province on a non-exclusive basis to Sichuan-based corporate entities believed by the government to have made a positive contribution to Sichuan province. To receive such a grant, a company must complete an application disclosing certain details, including its financial data and the number of its employees located in Sichuan province. These grants are not tied to any research and development arrangements and we are not aware of any restrictions on the use of such grants. Other than Sichuan Gushan, neither we nor any other of our subsidiaries have received any such grants from the Sichuan provincial government.

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

The New EIT Law also imposes 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside PRC beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since our PRC subsidiaries are invested by immediate foreign holding companies, we are subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. All of our foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. For further information, see Item 3.D, “Key Information—Risk Factors—The newly enacted PRC

Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our EIT rate.”

Following Sichuan Gushan’s conversion from a non-foreign investment enterprise into a wholly foreign-owned investment enterprise in 2005, Sichuan Gushan was exempted from both national and local income tax for the year ended December 31, 2005, was exempted from national income tax but subject to 3% local income tax for the year ended December 31, 2006, was subject to 15% national income tax and 3% local income tax for the year ended December 31, 2007. For the period from January 1, 2008 to December 31, 2009, Sichuan Gushan is subject to EIT rate of 12.5%. Thereafter, Sichuan Gushan’s EIT rate will be 25%.

Handan Gushan was also converted into a sino-foreign joint equity enterprise in 2005. As a result, Handan Gushan was also entitled to both PRC national and local income tax exemptions for the year ended December 31, 2006 and was entitled to a tax holiday rate of 15% for PRC national income tax and exempted from local income tax for the year ended December 31, 2007. For the period from January 1, 2008 to December 31, 2009, Handan Gushan is subject to EIT rate of 12.5%. Thereafter, Handan Gushan’s EIT rate will be 25%.

Fujian Gushan was exempted from both PRC national and local income tax for the two years ended December 31 2006 and 2007. Fujian Gushan was, according to the Notice on the Implementation of Transitional Preferential Policies on Enterprise Income Tax, issued by the State Council of the PRC on December 26, 2007, entitled to holiday EIT rates of 9%, 10% and 11%, respectively, for the tax periods from January 1, 2008 to December 31, 2010 and a transitional EIT rate of 24% for the year ending December 31, 2011. Thereafter, Fujian, Gushan’s EIT rate will be 25%.

Beijing Gushan and Shanghai Gushan were incorporated on August 17, 2006 and December 18, 2006, respectively, prior to the enactment of the New EIT Law on March 16, 2007. According to article 57 of the New EIT Law, companies that were incorporated before the promulgation of the New EIT Law and were entitled to tax privileges that prevailed, can continue to enjoy the incentive after the implementation of the new EIT Law until it expires. Therefore, Beijing Gushan and Shanghai Gushan are, within a 5-year period starting from January 1, 2008, entitled to full exemption from EIT during the first two years and a reduced unified EIT rate of 12.5% for each of the following three years. Thereafter, Beijing Gushan and Shanghai Gushan’s EIT rate will be 25%.

Chongqing Gushan, Hunan Gushan and Biomass were incorporated on January 24, 2008, January 14, 2008 and November 3, 2008, respectively, after the enactment of the New EIT Law on March 16, 2007. Under the New EIT Law, Chongqing Gushan, Hunan Gushan and Biomass will be subject to the unified EIT rate of 25% starting from their respective first operating year.

In addition, as of the date of this annual report, each of Beijing Gushan, Shanghai Gushan, Fujian Gushan, Sichuan Gushan and Handan Gushan has made application for, but not yet obtained, the “Comprehensive Utilization of Resources Verification Certificate.” If such certificate is received, it would allow them to apply for a 10% reduction in taxable income.

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

Valuation of share-based compensation

We account for share-based compensation under Statement of Financial Accounting Standard No. 123R (revised 2004), “Share-based Payment, ” or SFAS No. 123R. Under SFAS No. 123R, we recognize share-based compensation as compensation expense in our income statement based on the fair value of share options, translated at historical exchange rate, estimated by using an option pricing model on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). The amount of cost recognized is also adjusted to reflect the number of share options that are forfeited prior to vesting.

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

On July 6, 2006, we entered into an agreement with Mr. Wilson Wai Sun Kwong to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03 as of the date of grant) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

On September 21, 2007, in connection with the reorganization, we entered into a new service agreement with Mr. Wilson Wai Sun Kwong which replaced a former service agreement, pursuant to which we replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options fully vest at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. The unamortized share-based compensation as of the date of the modification is recognized over a shorter period.

We determined, based on the Black-Scholes Option Pricing Model that used the assumptions in the table below, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share, or US$2.5 million (RMB20.0 million) in aggregate.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since we did not have a trading history at the grant date, we estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of our ordinary shares. The fair value of the underlying ordinary shares of US$3.49 (RMB27.19) per share, based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option.

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

Pursuant to the Share Option Scheme approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527 ordinary shares to the directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share (equivalent to US$9.60 per ADS, being the initial public offering price). The options vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share, or US$1.8 million (RMB13.6 million) in aggregate.

The Binomial Option Pricing Model that used the assumptions in the table below. The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since we did not have a sufficient trading history for valuation purpose at the grant date, we estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of our Company’s ordinary shares. We did not have any plan to declare dividends as of the date of grant on December 18, 2007.

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

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to the 65 officers and employees on March 25, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$10.60 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.67 (RMB18.79) per ordinary share, or US$8.1 million (RMB57.4 million) in aggregate.

The Binomial Option Pricing Model that used the assumptions in the table below. The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimator to the expected volatility of our company’s ordinary shares. The dividend yield of 0.83% was based on our dividend yield as of March 25, 2008.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on March 25, 2008 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 70.26% per annum or 90.26%, compared to a volatility of 80.26%, the fair value of the share options would be US$7.6 million (RMB53.4 million) and US$8.6 million (RMB60.5 million), respectively.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 1,276,000 ordinary shares to 27 individuals, including officers and employees and one director of our Company on September 1, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$10.60 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.41 (RMB16.49) per ordinary share, or US$3.1 million (RMB21.0 million) in aggregate.

The Binomial Option Pricing Model that used the assumptions in the following table. The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimator to the expected volatility of our company’s ordinary shares. The dividend yield of 0.97% was based on our dividend yield as of September 1, 2008.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on September 1, 2008 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 55.62% per annum or 75.62%, compared to a volatility of 65.62%, the fair value of the share options would be US$2.8 million (RMB19.0 million) and US$3.3 million (RMB22.8 million), respectively.

Summary of assumptions for the valuation of shares options granted as of December, 2008:

	Option granted on July 6, 2006	Option granted on December 18, 2007	Option granted on March 25, 2008	Option granted on September 1, 2008
Valuation model	Black-Scholes	Binomial	Binomial	Binomial
Expected dividend yield	0%	0%	0.83%	0.97%
Expected volatility	40%	53.35%	80.26%	65.62%
Risk-free interest rate	5.145%	4.12%	3.51%	3.83%
Suboptimal factor	—	1.5	1.5	1.5
Fair value of underlying ordinary share (per share)	US$3.49(RMB27.19)	US$4.80(RMB35.4)	US$5.30(RMB37.33)	US$5.30(RMB36.21)

Convertible Notes

We have determined that the conversion feature embedded in the 2005 Notes and 2006 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133 since the terms of conversion did not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes or 2006 Notes in a position substantially similar to a net settlement provision.

To the extent that there are detachable instruments or embedded beneficial conversion options provided within convertible notes, the fair values of the instruments are to be bifurcated to their component parts.

2005 Notes

We determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to the non-detachable conversion feature embedded in the 2005 Notes since the effective conversion price of the 2005 Notes equaled the fair value of Carling Technology’s ordinary shares on the commitment date of RMB3.42 per share. The estimated fair value of Carling Technology’s ordinary shares at the commitment date was determined by us based on the per share issuance price of Carling Technology’s ordinary shares issued to an independent third party on the commitment date. On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and Carling Technology issued 18,570,000 of its ordinary shares. The carrying value of the 2005 Notes was RMB67.2 million, which included RMB4.8 million in accrued interest that was recorded as an increase to shareholders’ equity.

2006 Notes

We determined that at the commitment date of February 23, 2006, the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175.9 million because RMB15.69 per share, the effective conversion price of the 2006 Notes, was less than RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date. The intrinsic value of the beneficial conversion feature of RMB13.64 per share, or RMB175.9 million in aggregate, was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. The estimated fair value of Carling Technology’s ordinary shares on the commitment date was determined based on the per share price of ordinary shares traded between several independent third parties near the commitment date. In addition, because the ultimate number of shares issued upon conversion was contingent, we determined any incremental intrinsic value of the conversion at the time the number of additional shares to be issued was known. On July 6, 2006, as a result of the issuance of share options by us, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3.52 million, which represents the additional 114,026 shares to be issued valued at RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date of February 23, 2006, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would have been recognized as interest expense upon redemption. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature amounted to RMB0.9 million and RMB19.6 million, respectively, for the year ended December 31, 2006 and RMB1.9 million and RMB38.1 million, respectively, for the year ended December 31, 2007. In connection with our initial public offering, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and we issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes amounted to RMB179.3 million, net of issuance costs of RMB5.4 million, which was recorded as an increase to additional paid-in capital. We incurred a one-time, non-cash interest expense in the fourth quarter of 2007 in an aggregate amount of approximately RMB108.9 million in connection with the conversion of the 2006 Notes. As a result of this interest expense, our net income for 2007 decreased compared to our net income for 2006.

Recently Issued Accounting Standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FASB Staff Position FAS157-2, Effective Data of FASB Statement No. 157. SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by us in the fiscal year beginning January 1, 2008. We adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 does not have a material impact on our consolidated financial statements and we do not have any assets or liabilities that are required for current year disclosures.

FASB Staff Position FAS No. 157-4

In April 2009, the FASB issued Staff Position No. FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, or FSP FAS No. 157-4. FSP FAS No. 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may adopt this guidance earlier for the interim and annual periods ending after March 15, 2009. Management is currently evaluating the impact that FSP FAS No. 157-4 will have on the consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 was effective for us on January 1, 2008. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Although management will continue to evaluate the application of SFAS No. 160, management does not currently believe the adoption of the SFAS No. 160 will have a material impact on our results of operations and financial position.

EITF No.07-3

In June 2007, the FASB ratified EITF Issue No.07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The EITF requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. The Company currently amortizes these non-refundable advanced payments, if any, over the service period. The adoption of EITF 07-3 is not expected to have a significant effect on the Company’s financial position or results of operations.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of income and operating data and each item expressed as a percentage of our total net revenues:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Income Data
Revenues(1)	824.5	100%	1,008.1	100%	1,495.6	219.2	100.0%
Cost of revenues(2)	(446.7)	(54.2)%	(569.0)	(56.4)%	(962.6)	(141.1)	(64.4)%

Gross profit	377.8	45.8%	439.1	43.6%	533.0	78.1	35.6%
Operating expenses:
Research and development	(1.1)	(0.1)%	(2.4)	(0.3)%	(2.1)	(0.3)	(0.1)%
Selling, general and administrative	(43.6)	(5.3)%	(53.6)	(5.3)%	(108.7)	(15.9)	(7.3)%

Total operating expenses	(44.7)	(5.4)%	(56.0)	(5.6)%	(110.8)	(16.2)	(7.4)%
Income from operations	333.1	40.4%	383.1	38.0%	422.2	61.9	28.2%
Other income (expense):
Interest income	4.5	0.5%	3.8	0.4%	32.7	4.8	2.2%
Interest expense	(3.2)	(0.4)%	(108.9)	(10.8)%	—	—	—%
Foreign currency exchange losses, net	(1.1)	(0.1)%	(1.9)	(0.2)%	(99.8)	(14.6)	(6.7)%
Other income (expense), net	3.9	0.5%	2.7	0.3%	(4.4)	(0.7)	(0.2)%

Earnings before income tax expense	337.2	40.9%	278.8	27.7%	350.7	51.4	23.5%
Income tax expense	(4.4)	(0.5)%	(48.5)	(4.8)%	(81.7)	(12.0)	(5.5)%

Net income	332.8	40.4%	230.3	22.9%	269.0	39.4	18.0%

Earnings per share
—Basic	2.75		1.84		1.61	0.24
—Diluted	2.49		1.83		1.61	0.24

Consolidated Operating Data
Sales volume of biodiesel (in tons)	158,994		182,969		231,377
Average selling price of biodiesel (in RMB per ton)	4,393		4,621		5,748
Sales volume of by-products (in tons)	21,479		22,134		23,878
Average selling price of by-products (in RMB per ton)	5,868		7,346		6,936

(1) Revenues are comprised of:
	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Biodiesel	698.4	84.7%	845.5	83.9%	1,330	194.9	88.9%
By-products:
Glycerine and Stearic acid	47.9	5.8%	54.4	5.4%	70.1	10.3	4.7%
Erucic acid	34.8	4.2%	44.8	4.4%	29.8	4.4	2.0%
Erucic amide	25.4	3.1%	41.4	4.1%	35.0	5.1	2.3%
Plant asphalt	12.6	1.5%	14.4	1.4%	20.4	3.0	1.4%
Refined glycerine	5.4	0.7%	7.6	0.8%	10.3	1.5	0.7%

	126.1	15.3%	162.6	16.1%	165.6	24.3	11.1%

Total revenues	824.5	100%	1,008.1	100%	1,495.6	219.2	100%

(2) Cost of revenues is comprised of:
	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Cost of revenues
Direct material cost	411.1	49.9%	525.3	52.1%	870.8	127.6	58.2%
Depreciation	28.2	3.4%	35.5	3.5%	72.3	10.6	4.9%
Other	7.4	0.9%	8.2	0.8%	19.5	2.9	1.3%

Total cost of revenues	446.7	54.2%	569.0	56.4%	962.6	141.1	64.4%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

The Company’s revenues amounted to RMB1,495.6 million (US$219.2 million) for 2008, representing an increase of 48.4% from RMB1,008.1 million for 2007. The growth in revenues was due to an increase in sales volume of our biodiesel and biodiesel by-products and an increase in the average selling price of biodiesel.

The sales volume of biodiesel amounted to 231,377 tons for 2008, representing an increase of 26.5% from 182,969 tons for 2007. The average selling price of biodiesel was RMB5,748 (US$842.5) per ton for 2008, representing an increase of 24.4% from RMB4,621 per ton for 2007.

The sales volume of biodiesel by-products amounted to 23,878 tons for 2008, representing an increase of 7.9% from 22,134 tons for 2007. The average selling price of biodiesel by-products was RMB6,936 (US$1,016.6) per ton for 2008, representing a decrease of 5.6% from RMB7,346 per ton for 2007.

The increase in the sales volume of biodiesel was mainly due to the commencement of production at our Beijing and Shanghai plants, each of which added an additional 50,000 tons to our annual biodiesel production capacity since January 2008 and June 2008, respectively and the increase of 20,000 tons in the annual biodiesel production capacity of Sichuan Gushan during the fourth quarter of 2007. However, the increased sales volume of biodiesel did not fully reflect the contribution from the enhanced capacity due to the fact that Sichuan Gushan suspended its operations, as required by the local government, for two weeks in the second quarter of 2008 due to the earthquake in Sichuan province on May 12, 2008, Beijing Gushan suspended its operations for about seven weeks in the third quarter of 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games and that Fujian Gushan, Sichuan Gushan and Hebei Gushan each suspended production for a few weeks to carry out repair and maintenance operations in the fourth quarter of 2008. The increase in average selling price of biodiesel was principally attributable to an increase in the retail selling price of diesel, resulting from increases in the guidance price of diesel set by the PRC government in November 2007 and June 2008 coupled with a continuing shortage of diesel supply in China in the first three quarters of 2008 and to the fact that we began selling certain of our biodiesel products to chemical companies at higher selling prices than those prices prevailing in the diesel market in 2008.

The overall increase in sales volume of biodiesel by-products was mainly due to increased sales volumes of glycerine and plant asphalt contributed by Beijing Gushan and Shanghai Gushan, as both companies commenced operations in 2008. Those increases were partly offset by a decrease in sales volume of erucic acid and erucic amide, both of which are produced only at Sichuan Gushan, due to the temporary suspension of production at the Sichuan plant (as discussed above) and the lower amount of rapeseed content contained in the feedstock used at Sichuan Gushan during 2008, as rapeseed is necessary to produce erucic acid and erucic amide.

The average selling prices of most biodiesel by-products increased individually but the average selling price of by-products as a group decreased for 2008 principally due to the decrease in sales volume of erucic acid and erucic amide, both of which command significantly higher selling prices and profit margin than other by-products and to a 3.8% decline in the average selling price of erucic acid for 2008, which resulted from the rapid decline of market prices of raw materials in the chemical industry, caused by China’s slowing economy in the fourth quarter of 2008.

Cost of Revenues

Cost of revenues for 2008 totaled RMB962.6 million (US$141.1 million), representing an increase of 69.2% from RMB569.0 million for 2007. This increase was principally attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil. Overall average unit costs of feedstock, which mainly comprised used cooking oil and vegetable oil offal, amounted to RMB2,538.3 (US$372.0) per ton in 2008, representing an increase of 31.9% from RMB1,924.7 per ton in 2007. The increased costs of feedstock resulted from the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers.

Gross Profit

The Company’s gross profit for 2008 totaled RMB533.0 million (US$78.1 million), representing an increase of 21.4% from RMB439.1 million for 2007. The Company’s gross profit margin decreased to 35.6% for 2008 from 43.6% for 2007. Two major factors contributed to this decrease. First, the average unit costs of our raw materials increased at a rate higher than that at which our average selling prices increased. Second, sales of higher margin erucic acid and erucic amide as a proportion of overall sales declined due to our addition of biodiesel production capacity in Beijing and Shanghai, where these biodiesel by-products are not produced and the reduced production level of erucic acid erucic amide resulting from the temporary suspension of production at the Sichuan plant and the lower amount of rapeseed content contained in the feedstock used at the Sichuan plant during 2008.

Research and Development Expenses

Research and development expenses totaled RMB2.1 million (US$0.3 million) in 2008, representing a stable level compared to RMB2.4 million for 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2008 totaled RMB108.7 million (US$15.9 million), representing an increase from RMB53.6 million for 2007. The overall increase was mainly due to increases in share-based compensation, professional fees, staff costs, depreciation and other expenses. Share-based compensation for 2008 amounted to RMB36.9 million (US$5.4 million), representing an increase from RMB10.2 million for 2007, as a result of the share options granted in December 2007, March 2008 and September 2008. Professional fees totaled RMB15.6 million (US$2.3 million), representing an increase from RMB9.9 million in 2007, principally as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008, and the increased need for legal and other professional services as a result of Gushan becoming a U.S.-listed company. Staff costs amounted to RMB26.0 million (US$3.8 million), representing an increase from RMB20.2 million for 2007 mainly as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan. Depreciation amounted to RMB6.2 million (US$0.9 million), representing an increase from RMB1.5 million in 2007, principally due to the fact that Beijing plant’s depreciation of RMB3.0 million (US$0.4 million) was recognized as general and administrative expenses during the temporary suspension of its operations for about seven weeks in the third quarter of 2008. Other expenses also recorded an increase as a result of expenses incurred with respect to new plants and offices in Beijing, Shanghai, Chongqing and Hunan.

Other Income (Expense)

Interest income for the year amounted to RMB32.7 million (US$4.8 million), representing an increase from RMB3.8 million for 2007. The increase was mainly due to interest earned on the net proceeds of our initial public offering in December 2007. Interest expense for 2007 resulted from the one-off non-cash interest expenses of RMB108.9 million in connection with recognition as an expense of the unamortized amount of the beneficial conversion feature of our convertible notes, which resulted from the conversion of our convertible notes into ordinary shares upon completion of the initial public offering.

We incurred a foreign exchange loss of RMB99.8 million (US$14.6 million) in 2008, compared to a foreign exchange loss of RMB1.9 million in 2007. The exchange loss resulted from the depreciation of our foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, we converted all of its cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, we do not currently hold cash balances in currencies other than in RMB, HK$ and US$ and do not expect to do so in the foreseeable future.

Other income (expense), net included, among others, mainly a donation of RMB2.0 million (US$0.3 million) to the municipal government of Mianyang for relief efforts following the May 12 earthquake, a provision for business tax of RMB4.1 million (US$0.6 million) on intercompany transactions, and other income of RMB2.3 million (US$0.3 million) from a bank.

Income Tax Expense

Income tax expense for 2008 comprised EIT and a provision for dividend withholding tax, whereas income tax expense for 2007 purely comprised EIT.

EIT for 2008 amounted to RMB59.1 million (US$8.7 million), representing an increase from RMB48.5 million for 2007. The increase in EIT was mainly due to the termination of the full exemption tax holiday period for Fujian Gushan, which was subject to 9% income tax rate in 2008 and 0% in 2007. The increase in EIT was partially offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Hebei Gushan from 15% to 12.5% due to the transitional arrangement under the New EIT Law which came into effect from January 1, 2008. Beijing Gushan and Shanghai Gushan are exempt from EIT for the year ended December 31, 2008.

In addition, the New EIT Law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside of the PRC beginning on January 1, 2008.

Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since our PRC subsidiaries are invested by immediate holding companies outside of the PRC, we are subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of our foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. We have made provisions of RMB22.6 million (US$3.3 million) for 2008 in respect of withholding tax, which included, among others, mainly the dividend withholding tax.

Net Income

Our net income amounted to RMB269.0 million (US$39.4 million) for 2008, representing an increase of 16.8% from RMB230.3 million for 2007. Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB307.8 million (US$45.1 million) for 2008, representing an increase of 28.0% from RMB240.4 million for 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Our revenues increased by 22.3% from RMB824.5 million in 2006 to RMB1,008.1 million in 2007. This increase was primarily due to the increase in sales volume of biodiesel by 23,975 tons or 15.1% from 158,994 tons in 2006 to 182,969 tons in 2007 and the increase in sales volume of by-products by 655 tons, or 3.0%, from 21,479 tons in 2006 to 22,134 tons in 2007. The increase in sales volume was partially attributed to the full-year contribution from Fujian Gushan, which started production in February 2006, and an increase of 20,000 tons in annual production capacity from Sichuan Gushan beginning from the fourth quarter of 2007.

The increase in revenues was also attributed to an increase in the average selling price of the our biodiesel and by-products from RMB4,393 and RMB5,868 per ton in 2006 to RMB4,621 and RMB7,346 per ton in 2007, representing increases of 5.2% and 25.2%, respectively.

Cost of revenues

Cost of revenues for 2007 totaled RMB569.0 million, an increase of RMB122.3 million, or 27.4%, from RMB446.7 million in 2006. This increase was primarily attributable to increases in our total production and an increase in the overall average per unit costs for vegetable oil offal and used cooking oil from RMB1,654.6 per ton in 2006 to RMB1,924.7 per ton in 2007 as a result of a general increase in labor and transportation costs in China. We also experienced increased depreciation of property, plant and equipment due to our expansion of capacity at our Sichuan plant beginning in the fourth quarter of 2007.

Gross profit

Our gross profit for 2007 totaled RMB439.1 million, an increase of RMB61.3 million, or 16.2%, compared to RMB377.8 million in 2006. Our gross margin decreased to 43.6% in 2007 from 45.8% in 2006 as a result of the reasons discussed above.

Research and development expenses

Research and development expenses totaled RMB2.4 million in 2007, an increase of 118.2% from RMB1.1 million in 2006. This increase was primarily due to an increase in costs associated with our joint research and development programs with two research institutions in China.

Selling, general and administrative expenses

Selling, general and administrative expenses for 2007 totaled RMB53.6 million, an increase of 22.9% from RMB43.6 million in 2006. This increase was primarily due to an increase in share-based compensation by RMB3.9 million, an increase in basic staff cost by RMB4.6 million due to expansion of our Hong Kong office, Fujian headquarters, and Beijing and Shanghai plants, an increase of pre-operating expenses of Beijing Gushan and Shanghai Gushan by RMB1.6 million, and an increase in staff bonuses of RMB7.8 million. The above increases were offset by a decrease in statutory staff welfare expense by RMB7.8 million. Gushan also incurred professional fees in the amount of RMB9.9 million, which mainly included an audit fee of RMB7.7 million.

Other income (expense)

Our interest income for 2007 totaled RMB3.8 million, a decrease of RMB0.7 million from RMB4.5 million in 2006. This decrease was primarily due to a higher proportion of Renminbi deposits, which carry a lower interest rate than U.S. dollars or Hong Kong dollar deposits.

We recorded interest expenses in 2006 and 2007 of RMB21.5 million and RMB148.9 million respectively, of which RMB18.3 million and RMB39.9 million was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2006 and 2007, respectively. Therefore, total interest expense was RMB108.9 million in 2007 and RMB3.2 million in 2006. The increase was due to the non-recurring non-cash interest expenses of RMB108.9 million in connection with the expensing of the unamortized amount of the beneficial conversion feature of the 2005 and 2006 Notes in the fourth quarter of 2007, which resulted from the conversion of the 2005 and 2006 Notes into ordinary shares of our Company prior to completion of the initial public offering. Furthermore, the increase in capitalized interest from RMB18.3 million in 2006 to RMB39.9 million in 2007 was due to the increase in construction expenditure mainly on our Beijing and Shanghai plants.

Income tax expense

Income tax expense for 2007 was RMB48.5 million, compared with RMB4.4 million in 2006. The effective tax rate for 2007 was 17.4% compared to 1.3% for 2006. This increase was primarily the result of the expiration of the holiday from EIT with respect to Sichuan Gushan and Handan Gushan. Effective from January 1, 2007, the income tax rates applicable to Sichuan Gushan and Handan Gushan were 18% and 15%, respectively.

Net income

Our net income for 2007 was RMB230.3 million, a decrease of RMB102.5 million, or 30.8%, from RMB332.8 million in 2006 as a result of the reasons discussed above.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations, equity contributions from our shareholders, the issuance of the 2005 Notes and the 2006 Notes, our initial public offering in December 2007 and bank borrowings. As of December 31, 2007 and 2008, we had working capital of RMB1,326.8 million and RMB875.1 million (US$128.3 million), respectively, reflecting a sufficient position for our present requirements. Of the total current assets, As of December 31, 2007 and 2008, we had RMB1,380.7 million and RMB963.2 million (US$141.2 million), respectively, in cash. As of December 31, 2008, our cash primarily consisted of interest bearing bank deposits RMB439.1 million and US$3.3 million deposited in licensed commercial banks in the PRC and HK$4.7 million and US$72.8 million deposited in licensed commercial banks in Hong Kong. As of the date of this annual report, we do not have any positions or commitments with respect to structured financial products. We currently have no long-term or short-term borrowings outstanding and no general facilities with any bank or other financial institution. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary. We believe our current cash and cash equivalents, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future.

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

We received net proceeds of US$131.5 million upon the completion of our initial public offering in December 2007. As SAFE strengthened its control over the conversion by foreign-invested enterprises of foreign currency into RMB by restricting how the converted RMB may be used. As a result, our ability to transfer the net proceeds from the offering to our subsidiaries in the PRC was significantly limited. In order to diversify the downside risk of US$ against RMB, we converted part of the net proceeds into other currencies including NZ$ and Euro which were comparatively stable against RMB in the first and second quarter of 2008. Subsequently, the exchange market became extremely volatile under the financial crisis. As a result, we incurred a foreign exchange loss of RMB99.8 million (US$14.6 million) in 2008, resulting from the depreciation of our foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and do not expect to do so in the foreseeable future.

The ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan and Biomass, as a wholly owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve fund and enterprise expansion fund and have the right to discontinue allocations to these reserve funds once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2008, the amount of these restricted portions was RMB68.1 million (US$10.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business. In addition to the general reserve fund and enterprise expansion fund, Handan Gushan, as a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after-tax profit to its staff welfare fund. The staff welfare fund is classified as a current liability and included in accrued expenses and other payables. Other than Handan Gushan, our operating subsidiaries are not required to transfer a fixed percentage of net income after tax to staff welfare fund.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	344,350	412,791	507,889	74,442
Net cash used in investing activities	(264,754)	(275,928)	(698,934)	(102,445)
Net cash provided by financing activities	189,493	974,449	(83,181)	(12,192)
Effect of foreign exchange rate changes	(6,186)	(5,719)	(143,281)	(21,001)

Net increase in cash	262,903	1,105,593	(417,507)	(61,196)
Cash at beginning of year	12,239	275,142	1,380,735	202,380

Cash at end of year or period	275,142	1,380,735	963,228	141,184

Operating activities

Our net cash inflow from operating activities for the year ended December 31, 2008 was RMB507.9 million (US$74.4 million) compared to RMB412.8 million for the year ended December 31, 2007. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the Beijing plant and Shanghai plants, which commenced operations in January 2008 and June 2008, respectively, and an increase in the average selling price of our biodiesel and by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in cash flow was further offset by an increase in the professional fee principally as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008 and the increased need for legal and other professional services as a result of Gushan becoming a U.S.-listed company and by an increase in staff costs resulting from expansion of our Beijing, Shanghai, Chongqing and Hunan plants. The increase in the cash inflow from operating activities for the year ended December 31, 2008 was also offset by the increase in certain current assets and, in particular, an increase of RMB27.7 million (US$4.0 million) in inventory levels resulting from the enlarged size of operation in 2008 and an increase of RMB13.5 million (US$2.0 million) in income tax receivable.

Our net cash inflow from operating activities for the year ended December 31, 2007 was RMB412.8 million compared to RMB344.4 million for the year ended December 31, 2006. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the increased contribution from our Fujian plant, which commenced operations in February 2006 but operated for the full year in 2007, an increase of 20,000 tons in the annual production capacity of Sichuan Gushan since the fourth quarter of 2007 and an increase in the average selling price of our biodiesel and by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in cash flow was further offset by an increase in our income tax payments of RMB34.0 million due to the expiration of the exemption from EIT with respect to Sichuan Gushan and Handan Gushan during 2007 and, to a lesser extent, by an increase in the selling, general and administrative costs due to expansion of our Hong Kong office, Fujian headquarters, Beijing and Shanghai offices and due to an increase in staff costs. The increase in the cash inflow from operating activities for the year ended December 31, 2007 was also the result of a decrease in working capital and in particular a decrease of RMB7.2 million in inventory levels resulting from an intentional build up of inventory levels in 2006 in anticipation of increases in raw material prices, the increase of RMB12.9 million in accrued expenses and other payables resulted from an increase in value added tax payable, an increase in accrued payroll and welfare and an increase in accrued professional fees.

Our net cash inflow from operating activities for the year ended December 31, 2006 was RMB344.4 million compared to RMB148.1 million for the year ended December 31, 2005. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues as a result of the contribution from our Fujian plant, which commenced operation in February 2006, and the full year contribution of Handan Gushan in 2006, as well as an increase in the average selling price of our biodiesel. The addition of the Fujian plant in 2006 added 100,000 tons of biodiesel production capacity to our total production capacity of 70,000 tons as of the end of 2005. The increase is also, to a lesser extent, the result of tax exemptions applicable to Handan Gushan and Fujian Gushan with respect to EIT and local income taxes and EIT exemptions applicable to Sichuan Gushan. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. We also experienced an increase in selling, general and administrative costs due to professional fees incurred in connection with aborted capital-raising activities and an increase in overhead costs as a result of the addition of new employees. The increase in cash inflow from operating activities for 2006 was offset by an increase in working capital, in particular an increase of RMB32.1 million in the amount of inventories carried in 2006 due to the commencement of operation of Fujian Gushan in February 6, 2006 and intentional build-up of inventories of raw materials in 2006 in Fujian in anticipation of raw material price increase. Such increase was, however, partially offset by an increase in the accrued expenses and other payables due primarily to increases of RMB11.6 million in provisions for staff welfare and incentive bonuses as a result of the opening of the Fujian facility and the full year operation of Handan Gushan.

Investing activities

For the year ended December 31, 2008 we had a net cash outflow of RMB698.9 million (US$102.4 million) from investing activities, primarily due to the purchase of property, plant and equipment of RMB662.7 million (US$97.1 million) and payment for land use rights of RMB36.3 million (US$5.3 million) in connection with the construction of Shanghai Gushan, Chongqing Gushan, Hunan Gushan and additional facilities of Beijing Gushan.

For the year ended December 31, 2007 we had a net cash outflow of RMB275.9 million from investing activities, primarily due to the purchase of property, plant and equipment of RMB263.6 million and payment for land use rights of RMB12.3 million in connection with the future operations of Beijing Gushan and Shanghai Gushan.

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

Financing activities

For the year ended December 31, 2008 we had a net cash outflow of RMB83.2 million (US$12.2 million) from financing activities, primarily due to the payment of dividends of RMB68.4 million (US$10.0 million) and settlement of payable for initial public offering related expenses of RMB14.8 million (US$2.2 million).

For the year ended December 31, 2007 we had a net cash inflow of RMB974.4 million from financing activities, primarily due to the gross proceeds of RMB981.8 million from our initial public offering, which was offset by an initial public offering related expenses of RMB7.2 million and repayment of RMB196,000 owed to a shareholder.

For the year ended December 31, 2006 we had a net cash inflow of RMB189.5 million from financing activities primarily due to the proceeds from the issuance of the 2006 Notes in February 2006, which was partly offset by the related issuance costs of RMB8.7 million and repayment of short term bank loans of RMB5.0 million.

Capital Expenditures

Our capital expenditures in the table below are principally comprised of purchases, on an accrual basis, of property, plant and equipment but excluded deposits for the purchase of long-lived assets, for the expansion of our production facilities. In 2006, 2007 and 2008, we funded our capital expenditures primarily through cash flows from operating activities and proceeds from the of issuance of ordinary shares and 2006 Notes. We intend to fund our future capital expenditures through cash flows from operations and the net proceeds from our initial public offering in December 2007. The following table sets forth our capital expenditures by plant locations for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in millions)
Hong Kong office	—	—	5.3	0.8
Sichuan Gushan	19.0	64.7	0.4	0.1
Fujian Gushan	118.2	26.2	21.0	3.1
Handan Gushan	17.8	0.5	0.8	0.1
Beijing Gushan	90.2	129.2	106.0	15.5
Shanghai Gushan	—	15.1	288.9	42.4
Chongqing Gushan	—	—	162.0	23.7
Hunan Gushan	—	—	138.6	20.3
Biomass	—	—	22.1	3.2
Capitalization of interest cost incurred	18.3	39.9	—	—

Total	263.5	275.6	745.1	109.2

Consistent with our strategy to expand our production capacity:

•

we incurred capital expenditures of RMB745.1 million (US$109.2 million) in 2008, primarily composed of RMB288.9 million (US$42.4 million), RMB162.0 million (US$23.7 million) , RMB138.6 million (US$20.3 million) and RMB34.2 million (US$5.0 million) for the construction of our production facilities in Shanghai, Chongqing, Hunan, Beijing, respectively, RMB71.8 million (US$10.5 million) for the expansion of our production capacity in Beijing by 50,000 tons, RMB22.1 million (US$3.2 million) for our research and development facilities in Fujian and RMB21.0 million (US$3.1 million) for the infrastructure facilities in Fujian.

•

we incurred capital expenditures of RMB275.6 million in 2007, primarily composed of RMB64.7 million for the expansion of our production capacity in Sichuan by 20,000 tons, RMB26.2 million for an infrastructure upgrade in our facility in Fujian, and RMB129.2 million and RMB15.1 million for the construction of our production facilities in Beijing and Shanghai, respectively.

•

we incurred capital expenditures of RMB118.2 million in 2006 to complete the construction of our production facilities in Fujian, which construction work commenced in 2005. These expenditures allowed us to expand our production capacity for biodiesel by 100,000 tons per year. We incurred RMB90.2 million for constructing our production facilities in Beijing and RMB36.8 million for upgrading our production facilities in Handan and Sichuan.

Estimated Capital Expenditures for the Remainder of 2009

We currently estimate our aggregate capital expenditures, on a cash basis, to be approximately RMB412 million for the fiscal year of 2009, which have been and will be used primarily for construction of our production facilities in Chongqing and Hunan, additional production facilities in Beijing and Shanghai, facilities for research and development and potential new facilities to open in 2010. Our Chongqing plant and Hunan plant are expected to open in the second quarter of 2009, Beijing’s additional facilities, which added an additional 50,000 tons to our annual production capacity, commenced operation in March 2009 and Shanghai’s additional facilities are expected to be completed in the third quarter of 2009. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash balance and anticipated cash flow from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises of 55 internal professional researchers as of December 31, 2008. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale. We incurred research and development expenses of RMB1.1 million, RMB2.4 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2006, 2007 and 2008, respectively.

We plan to continue our research and development efforts to strengthen our competitive position as a leader in the PRC biodiesel market and to expand into new markets for our other products. We are currently developing new fuel additives, which are substances added to fuels to improve their properties, and glycerine ethers, which are added to biodiesel to improve the low temperature qualities of biodiesel. Our newly developed fuel additive products are based on a grinding and filtering process and are designed to increase power and efficiency while lowering the emission level of fuels. We have completed laboratory testing for these products. We also are developing the technology to produce glycerine ethers from glycerine produced during our biodiesel production. We have also conducted research on and implemented non-catalyst biodiesel production methods.

We had entered into a technology cooperation agreement with the Resource and Environmental Research Institute of Fuzhou University, dated June 6, 2006, for research on the conversion of castor bean fiber into methanol. Upon conversion, methanol was blended with other raw materials to produce biodiesel products. Under this agreement, which expired on June 6, 2008, we agreed to provide RMB1.0 million (US$0.1 million) per annum to Fuzhou University for research expenses and Fuzhou University agreed to develop the technology. The agreement specified that any intellectual property that arose from the research would belong to us. We had also entered into a technology cooperation agreement with the Fujian Chemistry Science and Technology Research Institute, dated May 22, 2006, which expired on May 22, 2008, for research regarding castor bean fiber detoxification. Our primary purpose in establishing this relationship was to process castor bean fiber for use as animal feed, which could be sold to reduce our cost of raw materials. These two research projects have been completed and we are currently considering commercializing the research results.

On November 3, 2008, we established Biomass as a wholly foreign-owned enterprise in the PRC to centralize research and development activities to seek to further strengthen our research abilities and develop new products and more efficient and lower cost manufacturing processes. For example, we are currently working to develop new processing methods to further improve our technology of using inedible oils, such as jatropha oil, as feedstock and to further improve the quality of one of our by-products. We will also continue to research the commercial applications of other by-products generated during biodiesel production.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Capital commitment in respect of the acquisition of property, plant and equipment	66.9	66.9	—	—	—
Payable in respect of the acquisition of land use rights	13.2	13.2	—	—	—
Operating lease commitments	1.0	0.9	0.1	—	—

Total	81.1	81.0	0.1	—	—

We have raw materials supply contracts with durations of up to two years under which we purchase raw materials from certain suppliers. Pursuant to the contracts, the purchase prices are renegotiated periodically. As of December 31, 2008, we had agreed to purchase an aggregate of 257,328 tons of raw materials through June 30, 2010.

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

Name	Age	Position
Jianqiu Yu	44	Chairman, Director, and Principal Executive Officer
Deyu Chen	71	Director and Chief Technology Officer
Kang Nam Chu	53	Independent Director
Dongming Zhang	65	Independent Director
Denny Lee	41	Independent Director
Wilson Wai Sun Kwong	43	President
Frank Ngai Chi Chan	37	Principal Financial Officer and Principal Accounting Officer
Haisui Chen	53	Chief Operating Officer
Gonghao Chen	32	Chief Logistics Officer
Xia Zhiying	37	Chief Sales and Marketing Officer
Junxiong Li	42	Chief Engineer
Ying Kwan Cheung	49	Financial Controller
Huimin Chen	30	Senior Finance Manager
Tansy Jin Cai	31	Chief Administrative Officer

Mr. Jianqiu Yu is our founder and our chairman and principal executive officer. Mr. Yu is also currently a director of various investment holding companies incorporated in the British Virgin Islands and various operating subsidiaries incorporated in the PRC. Mr. Yu has over 15 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded our Company in 2000 to conduct biodiesel research and development. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our Company on June 6, 2006. Mr. Yu is also one of our major shareholders through his ownership in Gemino Success Limited as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” below.

Mr. Deyu Chen is a director and has been the chief technology officer of our Company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 36 years and has received many awards. In October 1992, Mr. Chen received the Certificate for Special Allowance from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement” by the Mianyang County Government and “First Award for Science and Technology Advancement” by the Sichuan Provincial Government. He joined our Company in June 2001. Mr. Chen is responsible for our research and development. He was appointed as a director of our Company on June 6, 2006.

Mr. Kang Nam Chu is an independent director of our Company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 20 years of management and operations experience in the areas of economics and trading. Mr. Chu is currently an independent non-executive director of China Mining Resources Group Limited, a company listed on the Hong Kong Stock Exchange. He was appointed as an independent director of our Company on August 1, 2007.

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

Mr. Denny Lee is an independent director of our Company. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game services providers listed on the Nasdaq Stock Exchange. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non-executive director on the board of NetEase.com, Inc. and also serves as independent non-executive director of New Oriental Education & Technology Group Inc. and Acorn International, Inc., all of which are listed on the NYSE. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants. He was appointed as an independent director of our Company on December 18, 2007.

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the president in charge of business, strategic development and overall responsibility for investor relations for our Company. Since joining our Company, Mr. Kwong also served as the vice president of business development until January 24, 2008, after which he was promoted to the newly created position of president. Mr. Kwong has 12 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

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

Mr. Gonghao Chen has been the chief logistics officer of our Company since 2008 and had been the chief sales and marketing officer and general manager of Handan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 10 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. Mr. Chen is responsible for our sales and marketing functions and the business operations of Handan Gushan. He joined our Company in June 2001. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our Company.

Mr. Zhiying Xia joined us in July 2006 and is the chief sales and marketing officer of our Company. Mr. Xia graduated from Northern Jiaotong University in 1994 with a major in Business Administration. Prior to joining our Company, Mr. Xia served as assistant to the chairman of Fujian Tianrui Investment Co., Ltd. since 2005. From 2000 to 2005, Mr. Xia served as the general manager of Fujian Section in Shanghai Panda Mechanism Group. Mr. Xia is now responsible for our sales forecast and planning, market analysis and marketing strategy.

Mr. Junxiong Li has been the chief engineer of our Company since 2001. Mr. Li received his bachelor’s degree in the chemical processing of forestry products from the Fujian Agriculture and Forestry University in 1988. He has over 17 years of experience in the petrochemical industry. Before joining us in June 2001, Mr. Li worked at various chemical companies as a production technology manager. He also received the “Third Award for Science and Technology Advancement” by the Sichuan Provincial Government in 2003 and the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. He is responsible for our overall production management. Mr. Li is also currently a director of Chongqing Gushan and Hunan Gushan.

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

Ms. Huimin Chen has been the senior finance manager of our Company since 2001. Ms. Chen has extensive experience in financial management and studied in the financial management graduate program at the Economics Department of Peking University between April 2005 and March 2006. Ms. Chen joined us in June 2001. She is responsible for our finance management. Ms. Chen is currently a director of Sichuan Gushan and Fujian Gushan. Ms. Chen is married to Mr. Gonghao Chen, the chief logistics officer of our Company.

Ms. Tansy Jin Cai has been the chief administrative officer and the secretary to the chairman of our Company since April 2009 and has been the secretary to the chairman since she re-joined our Company in January 2008. Ms. Cai graduated from the Fuzhou University in 2001 with a major in English. Before re-joining us, Ms. Cai served from 2003 to 2007, with the last position as a business director, in China Comfort Travel Group Fujian Limited, responsible for developing new tourist projects in North America, Tonga Islands and Fiji Islands. Prior to that, she worked as the assistant to the general manager in Sichuan Gushan from 2001 to 2002. Ms. Cai is responsible for our administrative affairs, including legal affairs, information technology and corporate branding.

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

In 2008, the aggregate remuneration and benefits in kind that we paid to executive directors and executive officers was RMB14.5 million (US$2.1 million) and the amount that we paid to non-executive directors was RMB0.4 million (US$0.1 million). In addition, in 2008, we contributed approximately RMB130,982 (US$19,198) to retirement plans and other benefits for our directors and executive officers who are also employees under the laws of China and Hong Kong. For details relating to the share options which our directors and executive officers may be granted from time to time, see Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Scheme.”

In addition to the options granted under the Share Option Scheme, in July 2006, Carling Technology granted options to Mr. Wilson Wai Sun Kwong to acquire 1,094,656 ordinary shares of Carling Technology at the exercise price of US$1.93 (RMB13.5) per share in connection with Mr. Wilson Wai Sun Kwong’s employment agreement. The award vests over a three-year period, with 37.5% vesting on the first and second anniversaries of July 6, 2006 and 25% on the third anniversary. Those options will expire in June 2016. On September 21, 2007, in connection with our reorganization in preparation for our initial public offering, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong , which replaced the existing employment agreement with Carling Technology. Pursuant to this agreement, we granted the executive options to acquire 1,094,656 ordinary shares of Gushan at the exercise price of US$1.93 (RMB13.5) per share. The options fully vest upon the earlier of 180 days after December 19, 2007 or over a three year period commencing July 6, 2006. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. At the date of this annual report, none of these share options have been exercised.

On January 22, 2009, under the Share Option Scheme we granted additional options to Mr. Wilson Wai Sun Kwong to purchase an aggregate of 657,000 ordinary shares at an exercise price of US$1.33 per ordinary share (as adjusted to US$2.66 per ADS). These options will expire ten years from the date of grant. As of the date of this annual report, none of these share options have been exercised.

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

Employment Agreements

We have entered into employment agreements with all of our senior executive officers. All of our senior executive officers are entitled to a base salary, allowances and stock options as well as performance—based bonuses. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice, for certain acts of the officer, including, but not limited to, acts of dishonesty or grave misconduct, persistent failure to perform agreed duties or a conviction of a crime. Our senior executive officer employment agreements may be terminated by either party at any time upon three months’ prior written notice. None of our senior executive officers are entitled to any severance benefits upon termination by our Company.

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

C. Board Practices

Board of Directors

Our board of directors is currently comprised of five directors, including three independent board members. Our two executive directors were appointed on June 6, 2006 and our three independent board members were appointed on August 1, 2007, August 1, 2007 and December 18, 2007, respectively. Pursuant to the terms of their engagements, our executive directors are not subject to a term of office while our independent board members were appointed for an initial term of three years and will continue thereafter for successive three-year terms. At each annual general meeting one third of the directors (or, if their number is not a multiple of three, the number nearest to but not less than one third) must retire from office by rotation, provided that every director is subject to retirement at least once every three years.

None of our directors have any contractual arrangements with us or any of our subsidiaries providing for benefits upon termination of employment.

A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest, provided that the director has made the appropriate declaration of interest in the contract, proposed contract or arrangement, and subject to any requirement for approval from the audit committee, and unless disqualified by the chairman of the board meeting from voting. Any director may exercise all the powers of our Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or any third party. We have established three committees of the board of directors:

•	the audit committee;

•	the compensation committee; and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and NYSE corporate governance rules. Each committee’s members and functions are described below.

Board Committees

Audit Committee

The audit committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules and the Securities and Exchange Commission regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statement and any interim financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	such other matters that are specially delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules and the Securities and Exchange Commission regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D. Employees

We had 288, 372 and 679 employees as of December 31, 2006, 2007 and 2008, respectively. The following table shows a breakdown of our employees by geographical location as of December 31, 2008:

	Number of employees	% of total
Location
Sichuan	113	16.6%
Fuzhou	173	25.5%
Handan	87	12.8%
Beijing	103	15.2%
Shanghai	107	15.8%
Chongqing	49	7.2%
Hunan	43	6.3%
Hong Kong	4	0.6%

	679	100.0%

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

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held Percent
	Number	Percent
Name
Principal Shareholders
Gemino Success(1)	63,996,218	38.36%	38.36%
Investment entities affiliated with Tiger Global Private Investment Partners III, L.P.(2)	15,290,727	9.17%	9.17%
Directors and Executive Officers
Jianqiu Yu(1)	63,996,218	38.36%	38.36%
Deyu Chen	—	—	—
KangNam Chu	—	—	—
Dongming Zhang	—	—	—
Denny Lee	—	—	—
Wilson Wai Sun Kwong	*	*	*
Frank Ngai Chi Chan	—	—	—
Haisui Chen	—	—	—
Gonghao Chen	—	—	—
Xia Zhiying	—	—	—
Junxiong Li	—	—	—
Ying Kwan Cheung	—	—	—
Huimin Chen	—	—	—
Tansy Jin Cai	—	—	—
All Directors and Executive Officers As a Group	65,090,874	39.0%	39.0%

*	Less than 1% of our total outstanding shares.
(1)	Represents 63,996,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The business address for Mr. Yu is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(2)	Includes 13,263,041 shares held by Tiger Global Private Investment Partners III, L.P., a limited partnership established in the Cayman Islands, or TGPIP(III), 1,174,638 shares held by Tiger Global, L.P., a limited partnership established in the state of Delaware, 39,338 shares held by Tiger Global II, L.P., a limited partnership established in the state of Delaware, and 813,710 shares held by Tiger Global, Ltd., an exempted company incorporated in the Cayman Islands. Each of TGPIP(III), Tiger Global, L.P., Tiger Global II, L.P., and Tiger Global, Ltd. is ultimately controlled by Charles P. Coleman III. The business address of these investment entities affiliated with Tiger Global Private Investment Partners III, L.P. is 101 Park Avenue, 48th floor, New York, NY10178.

Gemino Success

In January 2005, we issued 78,940,000 ordinary shares to Gemino Success. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share. Subsequently, each of Mr. Yu, Mr. Chen and Mr. Chen transferred our ordinary shares to their respective wholly owned holding companies. In August 2007, Gemino Success sold 5,060,000 ordinary shares to Billion Ally International Ltd for a total consideration of HK$150.0 million (US$19.3 million). Immediately prior to the completion of our initial public offering in December 2007, Gemino Success transferred an aggregate of 3,293,216 ordinary shares to other shareholders under an anti-dilution arrangement. In January 2008, in connection with our initial public offering, Gemino Success sold 1,190,566 ordinary shares upon the underwriters’ exercise of an over-allotment option. In August 2008, Gemino Success sold 5,400,000 ordinary shares (equivalent 2,700,000 ADSs) in the open market during a window period, in accordance with our Insider Trading Policy, following the earning release for the third quarter of 2008.

Investment entities affiliated with Tiger

The investment entities affiliated with Tiger Global Private Investment Partners III, L.P. received their ordinary shares as follows. In February 2006, we issued 2006 Notes in the principal amount of US$19.9 million to Tiger Global Private Investment Partners III, L.P. For a description of the 2006 Notes, see the notes to our audited financial statements “Convertible Notes” in Item 18, “Financial Statements.” In April 2006, Tiger Global Private Investment Partners III, L.P. and Tiger Global L.P purchased a total of 4,610,000 and 2,870,000 ordinary shares, respectively, from Mr. Gonghao Chen, one of our officers, and other two shareholders at a purchase price of US$3.626473 per share. In May 2006, Tiger Global L.P. sold 40,000 ordinary shares, 630,000 ordinary shares, 440,000 ordinary shares and 140,000 ordinary shares to Tiger Global II, L.P., Tiger Global Ltd., J&K Group Management Ltd. and United Capital Investment Group Limited, respectively, at US$3.626473 per share. In November 2007, Tiger Global Private Investment Partners III, L.P. converted its 2006 Notes into 10,357,507 of our ordinary shares. In December 2007, the investment entities affiliated with Tiger Global Private Investment Partners III, L.P sold an aggregate of 1,966,780 ordinary shares in connection with our initial public offering.

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

Share Option Scheme

On November 9, 2007, our shareholders approved the adoption of the Share Option Scheme, to motivate, attract and retain eligible participants and to recognize and acknowledge their contributions to us. Our Share Option Scheme aims to:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our Company; and

•	attract and retain or otherwise maintain on-going business relationships with the eligible participants whose contributions are or will be beneficial to the long-term growth of our Company.

As of the date of this annual report there are 4,818,667 ordinary shares (equal to 2,409,333 ADSs) available for future issuance upon the exercise of future grants under our Share Option Scheme.

The following table sets forth information with respect to the share options granted under our Share Option Scheme to our directors, executive officers and employees as of the date of this annual report:

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Deyu Chen	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
Kang Nam Chu	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
Dongming Zhang	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
Denny Ting Bun Lee	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
Wilson Wai Sun Kwong	*	1.33	January 22, 2009	January 21, 2019
Frank Ngai Chi Chan	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
Ying Kwan Cheung	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
Haisui Chen	*	5.30	March 25, 2008	March 24, 2018
	*	1.33	January 22, 2009	January 21, 2019
Xia Zhiying	*	5.30	March 25, 2008	March 24, 2018
	*	1.33	January 22, 2009	January 21, 2019
Junxiong Li	*	5.30	March 25, 2008	March 24, 2018
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
Chen Huiming	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
Tansy Jin Cai	*	5.30	March 25, 2008	March 24, 2018
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
All Directors and Executive Officers as a Group	4,535,527

*	Less than 1% of our outstanding share capital.

The following paragraphs summarize the terms of our Share Option Scheme:

Eligible participants

The board of directors may, at its discretion, offer to grant an option to subscribe for such number of new ordinary shares as the board of directors may determine at an exercise price determined as described below to:

•	any full-time or part-time employees, executives or officers of our Company or any of its subsidiaries;

•	any directors of our Company or any of its subsidiaries;

•	any advisers, consultants, suppliers, customers and agents; and

•	any person who, in the sole opinion of the board of directors, will contribute or has contributed to our Company.

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under the Share Option Scheme and under any other share incentive plan of our Company must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately prior to our initial public offering, excluding for this purpose ordinary shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of the Share Option Scheme (or any other share incentive plans of our Company).

Price of shares

The subscription price of an ordinary share in respect of any particular option granted under the Share Option Scheme shall be such price as the board of directors in its absolute discretion shall determine, save that such price will not be less than the greater of:

•	the closing price of the ADSs representing our ordinary shares as quoted on the NYSE on the date of grant, which must be a day on which the NYSE is open for the business of dealing in securities; and

•	the nominal value of an ordinary share.

Performance target

A grantee may be required to achieve any performance targets as the board of directors may then specify in the grant before any options granted under the Share Option Scheme can be exercised.

Time of exercise of option and duration of the Share Option Scheme

The period during which an option may be exercised will be determined by the board of directors in its absolute discretion, save that no option may be exercised more than 10 years after it has been granted. Subject to earlier termination by our Company in general meeting or by the board of directors, the Share Option Scheme shall be valid and effective for a period of 10 years from November 9, 2007.

Scheme administration

Our board of directors will administer the Share Option Scheme. Our board of directors’ decision as to all matters arising in relation to the Share Option Scheme or its interpretation or effect shall be final and binding on all parties.

Termination of the Share Option Scheme

Unless terminated earlier, the Share Option Scheme will expire in 2017. Our board of directors has the authority to amend or terminate the Share Option Scheme subject to shareholder approval with respect to certain amendments. However, no such action may impair the rights of any grantee of any options unless agreed by the grantee.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

According to The Bank of New York, depositary for our ADSs, as of December 31, 2008, 48,872,790 of our ADSs, representing in aggregate approximately 58.6% of our ordinary shares (including ordinary shares underlying our ADSs) and there were five ADR holders of record in the United States. Because most of our ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares may be higher.

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

Other Related Party Transactions

Sales to Shaowu Hongxing

We made sales to Shaowu Hongxing Yefangzhi Co. Ltd, or Shaowu Hongxing, a company whose shareholder is also a shareholder of the company, in the amounts of RMB14.8 million and RMB4.0 million during the years ended December 31, 2005 and 2006, respectively. During the year ended December 31, 2006, Shaowu Hongxing became an unrelated party because the shareholder was no longer a shareholder of Shaowu Hongxing, therefore, the amounts were reclassified to accounts receivable. All amounts due from Shaowu Hongxing were subsequently fully repaid during the year ended December 31, 2006.

Transactions with Shareholders

During the year ended December 31, 2005, three of our shareholders repaid the principal amount of RMB6.0 million as well as unpaid interest of RMB1.2 million to Mianyang Technocity SME Innovative Technology Fund and Advanced Technology Venture Capital Investment Fund Administrative Center, or Mianyang Technology on our behalf. The principal amount of RMB6.0 million which was repaid by the shareholders was recorded as reduction of the amount due from the shareholders. In addition, a shareholder paid operating expenses of RMB3,000 on our behalf during the year ended December 31, 2005. The outstanding balance due to these shareholders was RMB1.2 million (including the RMB3,000 that was paid on our behalf) as of December 31, 2005. We repaid the amount of RMB1.2 million to these three shareholders during the year ended December 31, 2006. A shareholder paid operating expenses of RMB196,000 on our behalf during the year ended December 31, 2006. The outstanding balance was therefore RMB196,000 as of December 31, 2006. We repaid the RMB196,000 in 2007, and therefore, the entire outstanding balance has been repaid.

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

Share Option Scheme

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

Legal Proceedings

See Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings.”

Dividend Policy

Before we established an offshore holding company structure, Sichuan Gushan declared and paid dividends to its then equity holders in the amount of approximately RMB47.0 million and RMB33.3 million for 2005 and 2004, respectively. On March 5, 2008, our board of directors declared dividends payable on or before May 30, 2008 in the amount of RMB0.41 per ordinary share of our Company, or RMB0.82 per ADS, with respect to the year ended December 31, 2007 to our shareholders whose names appeared on our register of members on April 3, 2008. On March 5, 2009, our board of directors declared dividends payable on or before May 30, 2009 in the amount of RMB0.16 per ordinary share of our Company, or RMB0.32 per ADS, with respect to the year ended December 31, 2008 to our shareholders whose names appeared on our register of members on April 3, 2009.

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

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, which in turn depend on dividends from our seven subsidiaries in China, namely Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan and Shanghai Gushan. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan and Biomass, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund and enterprise expansion fund until the balance of the funds has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. In additional to its general reserve fund and enterprise expansion fund, Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to its staff welfare fund. Handan Gushan’s staff welfare fund is classified as a current liability and included in accrued expenses and other payables in the consolidated balance sheets.

Under the New EIT Law, from January 1, 2008, non-resident enterprises without an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but whose relevant income is not effectively connected with an establishment or a place of business in the PRC, are subject to withholding tax at the rate of 10% (unless reduced by treaty) on various types of passive income, such as dividends, paid from sources within the PRC. Under the China HK Tax Treaty, Hong Kong tax residents that hold at least 25% of the equity interest of an FIE are entitled to a reduced withholding tax rate of 5%. We believe that all of our intermediate holding companies are recognized as Hong Kong tax residents, since they are companies primarily managed and controlled in Hong Kong, and that withholding tax at the rate of 5% applies to these companies. See Item 3.D, “Key Information—Risk Factors—The newly enacted PRC Enterprise Income Tax Law could affect tax exemptions on dividends received by us and our shareholders and increase our EIT rate.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report. Please refer to “Subsequent Events” in Note 14 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING.

Not applicable except for Item 9.A.4. and Item 9.C.

A. Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE since December 19, 2007. Our ADSs trade under the symbol “GU.” For the period from December 19, 2007 to April 28, 2009, the trading price of our ADSs on the NYSE has ranged from US$1.23 to US$17.95 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our initial public offering.

	Sale Price
	High		Low
QUARTERLY HIGHS AND LOWS
2007
Fourth Quarter (from December 19, 2007)	US$	10.48	US$	8.84
2008
First Quarter	US$	15.52	US$	7.00
Second Quarter	US$	17.95	US$	11.00
Third Quarter	US$	12.75	US$	4.99
Fourth Quarter	US$	5.34	US$	1.51
2009
First Quarter	US$	2.48	US$	1.23

MONTHLY HIGHS AND LOWS
2008
October	US$	5.34	US$	2.50
November	US$	3.84	US$	1.51
December	US$	2.72	US$	1.54
2009
January	US$	2.48	US$	1.84
February	US$	2.05	US$	1.27
March	US$	1.97	US$	1.23
April (through April 28, 2009)	US$	2.78	US$	1.68

On April 28, 2009, the closing sale price of our ADSs as reported on the NYSE was US$2.26 per ADS.

C. Markets

Our ADSs, each representing two ordinary shares, have been listed on the NYSE since December  19, 2007 under the symbol “GU.”

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

With respect to non-corporate U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income” provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain registered national exchanges. Our ordinary shares are not readily tradable on an established securities market in the United States; consequently, dividends received with respect to such shares are ineligible to be taxed at the lower capital gains rate. Our ADSs are listed on the NYSE, however, and thus qualify as readily tradable on an established securities market in the United States. Moreover, as explained in further detail below, we do not expect to be treated as a PFIC for our current taxable year, and we do not expect to become a PFIC in the foreseeable future. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive foreign investment company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the foreseeable future, although there can be no assurance in this regard. A company is considered a PFIC for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is any stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs will continue to be listed and regularly traded on NYSE, which is a qualified exchange for these purposes, and, consequently, if you are a U.S. Holder of ADSs it is expected that the mark-to-market election would be available to you with respect to the ADSs were we to be or become a PFIC. Because a mark- to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. You are urged to consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Please refer to Item 4.C, “Information on the Company—Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including changes in interest rates, commodity price, foreign exchange rates and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. As of December 31, 2008, a substantial portion of our cash is held in China and Hong Kong in interest bearing bank deposits and denominated in Renminbi, Hong Kong dollars and U.S. dollars. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt. We do not currently use any derivative financial instruments to manage our interest rate risk.

Commodity price risk

We are subject to risks resulting from fluctuations in the prices of our raw materials as well as market prices for diesel, which affect prices of our biodiesel products. The price of our raw materials, which primarily consist of vegetable oil offal and used cooking oil, vary from one region to another and may be affected by demand for such materials from other users, including other biodiesel producers. We price our biodiesel based on the market price for diesel. The market price for diesel is affected by the price for crude oil. As a result, changes in global prices of crude oil, any interruption in the supply of crude oil or any governmental regulation of the price of diesel may have a material effect on the selling price of our biodiesel products. Over the past three years, crude oil prices have fluctuated significantly. Nonetheless, the PRC diesel guidance price historically has insulated the selling price of diesel in China from short-term fluctuations in crude oil prices. We do not currently use any derivative commodity instruments to manage our commodity price risk.

Foreign exchange risk

We carry out the majority of our transactions in Renminbi, therefore, we have limited exposure to foreign exchange fluctuations from day-to-day operations. As of December 31, 2008, we had RMB439.1 million, US$76.1 million and HKD4.7 million denominated in Renminbi, Hong Kong dollars and U.S. dollars, respectively, deposited in interest bearing accounts. RMB appreciated by 6.47% against US$ and by 5.71% against HK$ in 2008. Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% depreciation of US$ and HK$ based on the foreign exchange rate on December 31, 2008, would result in net loss of RMB52.4 million for our holdings of cash in US$ and HK$ as of December 31, 2008. Conversely, we estimate that a 10% appreciation of US$ and HK$ would result in a net gain of RMB52.4 million for our cash in US$ and HK$ as of December 31, 2008. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare. During 2008, the Company incurred a foreign exchange loss of RMB99.8 million (US$14.6 million). The exchange loss resulted from the depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Under the current highly volatile market conditions, the Company does not hold cash balances in currencies other than in RMB, HK$ and US$ at this moment and does not expect to do so in the foreseeable future. In translating the financial statements of our holding companies, whose functional currency is U.S. dollars or Hong Kong dollars, into Renminbi, we also recorded a foreign exchange translation adjustment for the depreciated value of our net assets in our accumulated other comprehensive loss with shareholders’ equity as of December 31, 2008. We do not currently use any derivative financial instruments to manage our foreign exchange risk. See Item 3.D, “Key Information—Risk Factors—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.”

Inflation risk

Inflation did not have a significant effect on our business in the years 2006 and 2007 but it affected our profit margins in 2008. According to the NBSC, inflation, as measured by the consumer price index, or the CPI, in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. China has experienced higher and higher rates of inflation in the most recent months. As a result, the increase in the cost of our raw materials has exceeded the increase in the selling price of our products, our profit margins have been materially and adversely affected since the third quarter of 2008. If the trend continues in 2009, our profit margins will be further materially and adversely affected. We do not currently use any derivative financial instruments to manage our inflation risk.

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

As of December 31, 2008, we have used approximately US$99.2 million out of the net proceeds for the acquisition of land use rights and construction of facilities in Chongqing and Hunan and for the expansion of our Beijing plant and Shanghai plant and US$3.2 million for research and development purposes.

We intend to use the remaining net proceeds of US$29.1 million for the following purposes:

•	approximately US$26.9 million to expand our production capacity, including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities;

•	approximately US$2.2 million for research and development, including research into the production of biodiesel using other feedstocks at a cost effective price; and

•	the balance for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2008, as stated in their report which appears on page F-3 of this annual report on Form 20-F.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Denny Lee, one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Denny Lee, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to all of our senior executive and financial officers. Our code of ethics is publicly available on our website (www.chinagushan.com). We have included our code of ethics as an exhibit to the annual report on Form 20-F for the year ended December  31, 2007 (File No. 001-33878).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006	2007	2008
	RMB	RMB	RMB
Audit fees(1)	—	7,651	4,308
Audit-related fees	—	—	—
Tax fees	—	—	—
All other fees(2)	—	—	59
Total fees	—	7,651	4,367

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and of our internal control over financial reporting.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “All other fees” involve principally the seminars provided to our staff for technical updates in respect of PRC accounting standards and PRC tax laws.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Because Gushan’s American Depositary Shares are registered with the U.S. Securities and Exchange Commission (“SEC”) and are listed on the NYSE, Gushan is subject to corporate governance requirements imposed by both the SEC and the NYSE.

Gushan is incorporated in the Cayman Islands. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-U.S. company is required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors. Gushan is committed to a high standard of corporate governance. As such, Gushan endeavors to comply with most of the NYSE corporate governance practices and believes that it currently complies with all of the NYSE corporate governance practices.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of the Registrant, dated November 9, 2007

2.1	Form of American Depositary Receipt(1)

2.2	Specimen Certificate for Ordinary Shares(1)

2.3	Deposit Agreement among the Registrant, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated December 24, 2007

2.4	Investors’ Rights Agreement, among Gushan Environmental Energy Limited, the ordinary shareholders of Gushan Environmental Energy Limited and the holders of the 2006 Notes, dated September 20, 2007(1)

4.1	Share Option Scheme, dated November 9, 2007(1)

4.2	Technology cooperation agreement with the Fujian Chemistry Science & Technology Research Institute, dated May 22, 2006 (English translation)(1)

4.3	Technology cooperation agreement with the Resource & Environmental Research Institute of Fuzhou University, dated June 6, 2006 (English translation)(1)

4.4	Form of Service Agreement between the Registrant and an Executive Officer of the Registrant(1)

4.5	Subscription Agreement among Carling Technology Limited, Tiger Global Private Investment Partners III, L.P., United Capital Investment Group Limited, Jianqiu Yu, Joywin Technology Limited, Profit Faith Technology Limited and Brightest Resources Limited, dated January 19, 2006(1)

4.6	Agreement for the sale and purchase of Shares and transfer of convertible notes in Carling Technology Limited, among Gushan Environmental Energy Limited, Carling Technology Limited, Jianqiu Yu, Zihong Chen, Gonghao Chen, the ordinary shareholders of Carling Technology Limited and the holders of the 2006 Notes, dated September 20, 2007(1)

4.7	Form of Directors Agreement(1)

8.1	Subsidiaries of Registrant

11.1	Code of Ethics of the Registrant(2)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350

Exhibit Number	Description
23.1	Consent of Conyers Dill & Pearman

23.2	Consent of Sidley Austin

23.3	Consent of Chen & Co. Law Firm

23.4	Consent of Frost & Sullivan

23.5	Consent of Greater China Appraisal Limited

(1)	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-147794).
(2)	Previously filed with the Registrant’s annual report on Form 20-F (File No. 001-33878).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2009

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Jianqiu Yu
Name :	Jianqiu Yu
Title :	Chairman and Chief Executive Officer (Principal Executive Officer)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China
April 30, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Gushan Environmental Energy Limited:

We have audited Gushan Environmental Energy Limited and its subsidiaries’ (collectively, the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated April 30, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

April 30, 2009

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

		December 31,
	Note	2007	2008
		RMB	RMB
ASSETS
Current assets:
Cash	1(d)	1,380,735	963,228
Accounts receivable		31,110	12,926
Inventories	3	31,580	59,246
Prepaid expenses and other current assets		11,851	10,227
Income tax receivable	9	—	13,501
Deferred tax assets	9	—	1,206

Total current assets		1,455,276	1,060,334

Property, plant and equipment, net	4	807,371	1,451,533
Land use rights		42,812	84,101
Deferred tax assets	9	—	4,568
Other assets		4,335	3,500

Total assets		2,309,794	2,604,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		776	3,345
Accounts payable for property, plant and equipment		46,466	105,842
Accrued expenses and other payables	6	62,099	61,969
Income tax payable	9	19,152	14,108

Total current liabilities		128,493	185,264

Deferred tax liabilities		—	21,951
Income tax payable		—	5,500
Other non-current liabilities		—	13,551

Total liabilities		128,493	226,266

Commitments and contingencies	13

Shareholders’ equity:	1(b)
Ordinary Shares
Par value: HK$0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 166,831,943 shares		1	1
Additional paid-in capital		1,436,862	1,475,669
Accumulated other comprehensive loss		(4,412)	(47,359)
Retained earnings		748,850	949,459

Total shareholders’ equity		2,181,301	2,377,770

Total liabilities and shareholders’ equity		2,309,794	2,604,036

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands of RMB, except per share data)

		Year ended December 31,
	Note	2006	2007	2008
		RMB	RMB	RMB
Revenues	8 & 1(d)	824,482	1,008,056	1,495,614
Cost of revenues	1(d)	(446,742)	(568,973)	(962,606)

Gross profit		377,740	439,083	533,008

Operating expenses
Research and development		(1,062)	(2,397)	(2,150)
Selling, general and administrative		(43,592)	(53,557)	(108,674)

Total operating expenses		(44,654)	(55,954)	(110,824)

Income from operations		333,086	383,129	422,184

Other income (expense):
Interest income		4,508	3,757	32,756
Interest expense	4	(3,216)	(108,893)	(73)
Foreign currency exchange losses, net	1(d)	(1,095)	(1,945)	(99,789)
Other income (expense), net	2(q)	3,913	2,724	(4,375)

Earnings before income tax expense		337,196	278,772	350,703

Income tax expense	9	(4,392)	(48,499)	(81,693)

Net income		332,804	230,273	269,010

Earnings per ordinary share
—Basic	11	2.75	1.84	1.61
—Diluted	11	2.49	1.83	1.61

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts expressed in thousands of RMB, except number of shares)

	Note	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Comprehensive Income
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006		105,250,000	—	30,383	303	185,773	216,459
Issuance of ordinary shares upon conversion of convertible notes on February 23, 2006, net of issuance cost of nil	5	18,570,000	—	67,169	(16)	—	67,153
Recognition of beneficial conversion value upon issuance of convertible notes	5	—	—	175,906	—	—	175,906
Recognition of incremental beneficial conversion value upon issuance of share options	5	—	—	3,520	—	—	3,520
Net income		—	—	—	—	332,804	332,804	332,804
Foreign currency exchange translation adjustment		—	—	—	(3,940)	—	(3,940)	(3,940)

								328,864

Share-based compensation	10	—	—	6,219	—	—	6,219

Balance as of December 31, 2006		123,820,000	—	283,197	(3,653)	518,577	798,121

Issuance of ordinary shares upon conversion of convertible notes, net of issuance cost of nil	5	13,011,943	—	179,259	—	—	179,259
Issuance of 30,000,000 ordinary shares, upon Initial Public Offering, net of issuance cost of RMB17,580	1b	30,000,000	1	964,254	—	—	964,255
Net income		—	—	—	—	230,273	230,273	230,273
Foreign currency exchange translation adjustment		—	—	—	(759)	—	(759)	(759)

								229,514

Share-based compensation	10	—	—	10,152	—	—	10,152

Balance as of December 31, 2007		166,831,943	1	1,436,862	(4,412)	748,850	2,181,301

Net income		—	—	—	—	269,010	269,010	269,010
Foreign currency exchange translation adjustment		—	—	—	(42,947)	—	(42,947)	(42,947)

								226,063

Share-based compensation	10	—	—	38,807	—	—	38,807
Dividend paid		—	—	—	—	(68,401)	(68,401)

Balance as of December 31, 2008		166,831,943	1	1,475,669	(47,359)	949,459	2,377,770

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB, except number of shares)

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cash flows from operating activities
Net income	332,804	230,273	269,010
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,219	10,152	38,807
Depreciation	29,056	36,883	77,729
Land use rights expense	165	313	1,286
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	2,625	108,893	—
Loss on disposal of property, plant and equipment	42	1	139
Foreign currency exchange loss, net	1,095	1,945	99,789
Deferred tax expense	—	—	16,123
Changes in assets and liabilities
Accounts receivable	(4,930)	(6,330)	18,184
Inventories	(32,050)	7,204	(27,666)
Prepaid expenses and other current assets	(8,766)	(959)	2,056
Income tax receivable	—	—	(13.501)
Amounts due from related parties	914	—	—
Accounts payable	123	(2,988)	2,569
Accrued expenses and other payables	12,661	12,859	6,186
Income tax payable	4,392	14,545	456
Other non-current liabilities	—	—	16,132
Other assets	—	—	590

Net cash provided by operating activities	344,350	412,791	507,889

Cash flows from investing activities
Purchase of property, plant and equipment	(245,231)	(263,648)	(662,658)
Payments for land use rights	(19,525)	(12,280)	(36,276)
Proceeds from disposal of property, plant and equipment	2	—	—

Net cash used in investing activities	(264,754)	(275,928)	(698,934)

Cash flows from financing activities
Dividends paid	—	—	(68,401)
Proceeds from issuance of convertible notes	202,235	—	—
Payments for convertible notes issuance costs	(8,717)	—	—
Proceeds from issuance of ordinary shares	—	981,834	—
Payment for expenses related to Initial Public Offering	—	(7,189)	(14,780)
Proceeds from repayment of advances made to related party	2,178	—	—
Repayment of advances received from related parties	(1,203)	(196)	—
Repayments of secured short-term bank loans	(5,000)	—	—

Net cash provided by (used in) financing activities	189,493	974,449	(83,181)

Effect of foreign exchange rate changes on cash	(6,186)	(5,719)	(143,281)

Increase (decrease) in cash	262,903	1,105,593	(417,507)
Cash at beginning of year	12,239	275,142	1,380,735

Cash at end of year	275,142	1,380,735	963,228

Supplemental cash flow and non-cash flow information
Income taxes paid	—	(33,954)	(78,552)
Interest paid	(111)	—	(73)
Non-cash investing and financing transactions:
Conversion of 2005 Notes, including accrued interest of RMB4,780 for 18,570,000 of Carling Technology Limited ordinary shares	67,154	—	—
Conversion of 2006 Notes, including accrued interest of RMB174,733 for 13,011,943 of the Company’s ordinary shares	—	184,651	—
Accounts payable for expenses related to Initial Public Offering at the end of year	—	15,345	—
Accounts payable for property, plant and equipment	—	42,583	59,376

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of bio-diesel and bio-diesel by-products in the People’s Republic of China (the “PRC”). The Group operates five production facilities located in the Sichuan, Hebei, Fujian provinces, Beijing and Shanghai of the PRC. The Company is currently constructing production facilities in Chongqing and Hunan provinces and one research center in Fujian province of the PRC. The Group’s biodiesel product is typically blended by its customers with diesel fuel to power diesel engines and vehicles. The Group’s bio-diesel by-products include glycerine, plant asphalt, erucic acid and erucic amide.

As of December 31, 2008, the Group’s major subsidiaries include the following entities:-

Subsidiary	Nature of operations	Percentage of ownership
Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”)	Production of biodiesel and biodiesel by-products	100%
Handan Gushan Bio-sources Energy Co., Ltd. (“Handan Gushan”)	Production of biodiesel and biodiesel by-products	100%
Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”)	Production of biodiesel and biodiesel by-products	100%
Beijing Gushan Bio-sources Energy Co. Ltd. (“Beijing Gushan”)	Production of biodiesel and biodiesel by-products	100%
Shanghai Gushan Bio-Energy Technologies Co., Ltd. (“Shanghai Gushan”)	Production of biodiesel and biodiesel by-products	100%
Chongqing Gushan Bio-Sources Energy Co., Ltd. (“Chongqing Gushan”)	Production of biodiesel and biodiesel by-products (production facilities under construction)	100%
Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”)	Production of biodiesel and biodiesel by-products (production facilities under construction)	100%
Gushan (China) Biomass Energy Technology Co. Ltd. (“Biomass”)	Research and development (research facilities under construction)	100%

(b) Organization

The Company was incorporated in the Cayman Islands on May 16, 2006 and as part of a series of reorganization activities described below, became the ultimate holding company of Sichuan Gushan, a company established in the PRC on June 14, 2001.

On May 16, 2006, in anticipation of an initial public offering (“IPO”) of its equity securities, the shareholders of Carling Technology Limited (“CAL”), a company incorporated in the British Virgin Islands and the sole shareholder of Sichuan Gushan, incorporated the Company. On September 20, 2007, the shareholders of

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT       CONCENTRATIONS AND RISKS (continued)

(b) Organization (continued)

CAL subscribed to 123,820,000 of the Company’s ordinary shares in exchange for all the outstanding shares of CAL (the “Reorganization”). The proportionate ownership of the Company immediately after the Reorganization and the proportionate ownership of CAL before the Reorganization was the same. In substance, CAL was reorganized as a wholly-owned subsidiary of the Company.

On December 19, 2007, the Company completed the IPO of American Depositary Shares (“ADS”), represented by two ordinary shares on the New York Stock Exchange. The IPO, which was priced at US$4.80 per share (equivalent to US$9.60 per ADS), consisted of 30,000,000 new ordinary shares (equivalent to 15,000,000 ADSs) issued by the Company and 8,454,612 ordinary shares (equivalent to 4,227,306 ADSs) offered by the selling shareholders.

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

Certain amounts in the consolidated balance sheet as of December 31, 2007 and consolidated statements of cash flows for the years ended December 31, 2006 and 2007 have been reclassified to conform with current year presentation.

(d) Significant Concentrations and Risks

Customer concentration

All of the Group’s customers are located in the PRC. Individual customers accounting for more than 10% of the Group’s revenues consist of the following:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	%
Customer A	118,532	14%	87,667	9%	136,303	9%
Customer B	113,010	14%	72,457	7%	9,541	1%

Total	231,542	28%	160,124	16%	145,844	10%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT       CONCENTRATIONS AND RISKS (continued)

(d) Significant Concentrations and Risks (continued)

Individual customers accounting for more than 10% of the Group’s accounts receivable consist of the following:

	December 31,
	2007		2008
	RMB	%	RMB	%
Customer A	10,373	33%	7,947	61%
Customer B	7,385	24%	—	—
Customer C	2,430	8%	1,767	14%

Total	20,188	65%	9,714	75%

Supplier concentration

All of the Group’s suppliers are located in the PRC. Purchases from individual suppliers accounting for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	%
Supplier A	74,363	17%	106,192	19%	98,109	10%
Supplier B	59,077	13%	64,875	11%	83,826	9%
Supplier C	26,412	6%	59,193	10%	90,487	9%
Supplier D	49,493	11%	50,508	9%	60,563	6%
Supplier E	60,229	13%	15,368	3%	3,762	—
Supplier F	—	—	—	—	93,194	10%

Total	269,574	60%	296,136	52%	429,941	44%

Cash concentration

The Group’s cash balance consists of the following:

	December 31,
	2007	2008
	RMB	RMB
Deposited in financial institutions in the PRC
Held in RMB	406,842	439,089
Held in HKD	84	3
Held in USD	—	22,185

	406,926	461,277
Deposited in financial institutions in Hong Kong
Held in HKD	7,927	4,103
Held in USD	965,764	497,754

	973,691	501,857

	1,380,617	963,134

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT       CONCENTRATIONS AND RISKS (continued)

(d) Significant Concentrations and Risks (continued)

Management believes that financial institutions in which cash balances are held are of high credit quality. The Group held cash on hand of RMB118 and RMB94 as petty cash as of December 31, 2007 and 2008 respectively. The Group’s USD and HKD cash holdings expose it to losses from the appreciation of the RMB relative to USD. During the year ended December 31, 2008, the Group held part of the currency deposits denominated in Euro and New Zealand dollars and incurred exchange losses of RMB99,789 principally as a result of the depreciation of the Euro and New Zealand dollars against the USD.

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount and estimated useful lives of long-lived assets, realizable values for inventories and accounts receivable and the fair value of share-based compensation and financial instruments. Actual results could differ from those estimates.

(c) Foreign Currency Transactions

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s PRC subsidiaries is the RMB, since the RMB is the currency of the PRC, the primary economic environment in which the Group’s PRC subsidiaries operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in foreign currency exchange losses in the statements of income.

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at each balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB, at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

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

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Accounts Receivable

Accounts receivable are recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of the balances. In evaluating the collectability of an accounts receivable balance, the Group considers various factors, including the age of the balance, the customer’s historical payment history and its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because the Company has not incurred significant losses in prior periods and management believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average basis. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an allocation of manufacturing overhead based on normal operating capacity.

(f) Long-lived Assets

Property, plant and equipment

Property, plant and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements or betterments are capitalized. The estimated useful lives of property, plant and equipment are:

Buildings	10 to 50 years
Plant and machinery	5 to 10 years
Furniture and fixtures	5 years
Motor vehicles	5 to 10 years

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

Impairment of long-lived assets

Long-lived assets, consisting of property, plant and equipment and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Land Use Rights

Land use rights represent the exclusive right to the use of land during a specific contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights or the remaining period of the rights upon acquisition. As of December 31, 2007 and 2008, RMB889 and RMB1,358 respectively, expected to be charged to expense within one year from the balance sheet date have been classified as a current asset and included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Land use rights as of December 31, 2008, include RMB22,664 for down payment of the land use rights for lands located in Beijing and Hunan and for portion of lands located in Shanghai for which the land use right certificates have not been issued to the Group by the relevant PRC authority.

(h) Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured. Products are considered delivered when the customers’ take delivery at the Group’s facilities and are accepted by the customers, which is the point when the customers take ownership and assume risk of loss. Customer acceptance is evidenced by signed delivery notes. In the PRC, value added tax (VAT) at a rate of 17% on the invoice amount is collected on behalf of tax authorities. Revenue is stated net of VAT. VAT collected from customers is offset against VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheet until paid.

(i) Share-based Payments

The Group accounts for share-based payments under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”). Under SFAS No. 123R, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the number of share options that are forfeited prior to vesting.

(j) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 36% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of income as the related service is provided. For the years ended December 31, 2006, 2007, and 2008, contributions to the defined contribution plans were RMB636, RMB812 and RMB1,662, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(k) Research and Development Costs

Research and development costs are expensed as incurred.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that the change in tax rates or tax law is enacted.

On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of income. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.

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

For the purpose of calculating basic earnings per share the weighted average number of shares used in the calculation reflects the shares outstanding as if the Reorganization had occurred as of January 1, 2006.

(n) Segment Reporting

The Group has one operating segment, as that term is defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(o) Fair Value of Financial Instruments

The carrying amounts of all financial instruments approximate their fair values due to their short-term nature.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of the business that cover a wide range of matters, including among others, product and environmental liability and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(q) Government Grant

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2006, 2007 and 2008 grants received, which are included in other income, were RMB4,060, RMB2,692 and RMB105, respectively.

(r) Recently Issued Accounting Standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, SFAS No. 157 has been subsequently amended by FASB Staff Position FAS157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FASB Staff Position FAS157-2, Effective Data of FASB Statement No. 157. SFAS No. 157, as amended, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for instruments within its scope. SFAS No. 157, as amended, is effective from the fiscal period beginning after November 15, 2007, except for items that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually), for which it is effective from the fiscal period beginning after November 15, 2008. SFAS No. 157, as amended, is required to be adopted by the Group in the fiscal year beginning January 1, 2008. The Group adopted SFAS No. 157 on January 1, 2008. The adoption of SFAS No. 157 does not have a material impact on the Group’s consolidated financial statements and the Group does not have any assets or liabilities that are required for current year disclosures.

FASB Staff Position (“FSP”) FAS No. 157-4

In April 2009, the FASB issued Staff Position No. FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS No. 157-4”). FSP FAS No. 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may adopt this guidance earlier for the interim and annual periods ending after March 15, 2009. Management is currently evaluating the impact that FSP FAS No. 157-4 will have on the consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Recently Issued Accounting Standards (continued)

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 was effective for the Group on January 1, 2008. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin (“ARB”) No. 51, or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Although management will continue to evaluate the application of SFAS No. 160, management does not currently believe the adoption of the SFAS No. 160 will have a material impact on the Group’s results of operations and financial position.

Emerging Issues Task Force (“EITF”) No.07-3

In June 2007, the FASB ratified EITF Issue No.07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. The EITF requires non-refundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting R&D activities should be recorded as an asset and recognized as an expense when the R&D activities are performed. The EITF is to be applied prospectively to new contractual arrangements entered into beginning in fiscal 2009. The Group currently amortizes these non-refundable advanced payments, if any, over the service period. The adoption of EITF 07-3 is not expected to have a significant effect on the Group’s financial position or results of operations.

3     INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2007	2008
	RMB	RMB
Raw materials	21,495	32,650
Work in progress	1,915	2,644
Finished goods	8,170	23,952

Total inventories	31,580	59,246

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

4    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2007	2008
	RMB	RMB
Buildings	60,159	148,181
Furniture and fixtures	1,704	3,436
Machinery	430,411	937,703
Motor vehicles	5,406	8,198
Construction in progress	401,902	523,907

Total property, plant and equipment	899,582	1,621,425
Less: accumulated depreciation	(92,211)	(169,892)

Total property, plant and equipment, net	807,371	1,451,533

The Group does not have the property ownership certificates for its buildings in Fujian, Beijing and Shanghai. As of December 31, 2008, the net book value of these buildings amounted to approximately RMB120,623. The application of the property ownership certificates was still in progress.

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cost of revenues	28,164	35,353	71,570
Selling, general and administrative	892	1,530	6,159

Total depreciation expense	29,056	36,883	77,729

The Company capitalizes interest costs as a component of the cost of construction in progress. Interest cost incurred during the years ended December 31, 2006, 2007, and 2008 consist of the following:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Interest cost capitalized	18,301	39,938	—
Interest cost charged to income	3,216	108,893	73

Total interest cost incurred	21,517	148,831	73

5    CONVERTIBLE NOTES

2005 Notes

On May 20, 2005, CAL issued HK$60 million (RMB63.8 million) in Hong Kong dollar denominated convertible notes (the “2005 Notes”). The 2005 Notes were issued at par and bore an annual interest rate of 10% payable upon maturity. The 2005 Notes matured upon the earlier of an IPO of the Group or November 20, 2007 and were convertible (including unpaid interest) at the option of the holders into a 15% equity interest of CAL at anytime prior to maturity.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5    CONVERTIBLE NOTES (continued)

The Group determined that the conversion feature embedded in the 2005 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2005 Notes in a position substantially similar to a net settlement provision.

The Group also determined that on May 20, 2005, the commitment date, there was no embedded beneficial conversion attributable to non-detachable conversion feature embedded in the 2005 Notes since RMB3.42 per share, the effective conversion price of 2005 Notes, was equal to RMB3.42 per share, the fair value of the CAL ordinary shares on the commitment date. The estimated fair value of the CAL ordinary shares at the commitment date was determined by management based on the per share issuance price of CAL’s ordinary shares issued to an independent third party on the commitment date.

On February 23, 2006, the holders of the 2005 Notes exercised the conversion feature of the 2005 Notes and CAL issued 18,570,000 of its ordinary shares. The carrying value of the 2005 Notes of RMB67,154, including accrued interest of RMB4,780 was recorded as an increase to shareholders’ equity.

2006 Notes

On February 23, 2006, CAL issued US$25 million (RMB202.2 million) in United States dollar denominated convertible notes (the “2006 Notes”). The 2006 Notes were issued at par and bore no interest. The 2006 Notes would mature at the earlier of February 22, 2009 or upon an IPO of the Group and were convertible to 12,897,917 shares on February 23, 2006, the commitment date, at the option of the holders at anytime prior to maturity. Under the terms of the 2006 Notes, if the Company were to issue any equity securities (including ordinary shares, options or warrants to purchase ordinary shares, other securities or securities convertible or exercisable into ordinary shares) at a consideration which reflects a Company enterprise value of less than or equal to USD397,500, the number of ordinary shares which the 2006 notes were convertible into would increase. The 2006 Notes were secured by substantially all of the Group’s assets.

The Company determined that the conversion feature embedded in the 2006 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2006 Notes in a position substantially similar to a net settlement provision.

The Company determined that at the commitment date of February 23, 2006 the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175,906 since the effective conversion price of 2006 Notes of RMB15.69 per share, was less than RMB29.33 per share, the fair value of the CAL ordinary shares on the commitment date. The intrinsic value of the beneficial feature conversion of RMB13.64 per share or RMB175,906 in aggregate was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. In addition, since the ultimate number of shares to be issued upon conversion was contingent, the Company determined incremental intrinsic value of the conversion feature as the number of additional shares to be issued became known. On July 6, 2006, as a result of the issuance of share options by the Company, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3,520, which represent the additional

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5    CONVERTIBLE NOTES (continued)

114,026 shares to be issued valued at RMB29.33 per share, the estimated fair value of the CAL ordinary shares on the commitment date, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital.

The estimated fair value of the CAL ordinary shares at the commitment date was determined by management based on the per share price of ordinary shares transferred between several independent third parties near the commitment date. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would be recognized as interest expense upon redemption. Direct and incremental costs of issuing the 2006 Notes of RMB8,717 were charged against the net proceeds of the 2006 Notes. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature were RMB888 and RMB19,622, respectively, for the year ended December 31, 2006 and RMB1,862 and RMB38,076, respectively, for the year ended December 31, 2007.

In connection with the IPO, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and the Company issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes of RMB179,259, net of issuance costs of RMB5,392 was recorded as an increase to additional paid-in capital.

6    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2007	2008
	RMB	RMB
Accrued payroll and welfare	20,018	26,033
Other taxes payable	11,724	11,798
Land use rights payable	6,391	13,159
Accrued professional fees	20,785	5,097
Other payables and accrued expenses	3,181	5,882

Total accrued expenses and other payables	62,099	61,969

Other payables mainly represented amounts received from third parties which are payable to research institutes. Other accrued expenses mainly represented amounts payable for miscellaneous expenses.

7    STATUTORY RESERVES

General reserve fund and enterprise expansion fund

According to PRC rules and regulations, the Company’s operating subsidiaries are required to transfer 10% of the net income after tax, as determined in accordance with PRC GAAP, to a general reserve fund and enterprise expansion fund until the reserve balances reaches 50% of the registered capital of the respective companies. The transfer to the reserves must be made before distribution of dividends to shareholders can be made.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

7    STATUTORY RESERVES (continued)

For the years ended December 31, 2006, 2007 and 2008, the Group’s operating subsidiaries made appropriation to the general reserve fund and enterprise expansion fund of a total of RMB23,294, RMB5,714 and RMB12,275, respectively. The accumulated balance of such reserves maintained at the Group’s operating subsidiaries as of December 2007 and 2008 were RMB55,861 and RMB68,136, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

Staff welfare fund

In additional to general reserve fund and enterprise expansion fund, Handan Gushan is required to provide for staff welfare fund at 5% of its net income after tax, as determined in accordance with PRC GAAP. Handan Gushan’s staff welfare fund is classified as a current liability and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Other than Handan Gushan, the Company’s operating subsidiaries are not required to transfer a fixed percentage of net income after tax to staff welfare fund.

8    REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Bio-diesel	698,449	845,463	1,329,989
Bio-diesel by-products:
Erucic acid	34,833	44,799	29,791
Erucic amide	25,402	41,367	35,009
Glycerine and stearic acid	47,777	54,436	70,145
Plant asphalt	12,640	14,355	20,351
Refined glycerine	5,381	7,636	10,329

Total bio-diesel by-products	126,033	162,593	165,625

Total revenues	824,482	1,008,056	1,495,614

9    INCOME TAX

Cayman Islands and British Virgin Islands Taxes

Under Cayman Islands tax laws, the Company is not subject to tax on income or capital gains. In addition, upon any payment or dividend by the Company, no withholding tax is imposed.

Hong Kong Tax

The Company has four BVI incorporated and two Hong Kong incorporated subsidiaries. The BVI incorporated companies are considered as Hong Kong tax residents, since they are companies, although not incorporated in Hong Kong, are nevertheless primarily managed and controlled in Hong Kong. These subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. No provision for Hong Kong Profits Tax was made in the consolidated financial statements as they derived no taxable income from Hong Kong for the years ended December 31, 2006, 2007 or 2008.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (continued)

PRC Tax

Prior to January 1, 2008, the Company’s operating subsidiaries, all being incorporated in the PRC, are governed by the national and local income tax laws of the PRC and were generally subject to income tax at statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Enterprise Income Tax Law of the PRC (“New EIT Law”) which took effect on January 1, 2008. The PRC Enterprise Income Tax (“EIT”) rate is unified to 25% for all enterprises.

The State Council of the PRC passed an implementation guidance note (“Implementation Guidance”) on December 26, 2007, which set out details of how existing preferential income tax rates would be adjusted to the standard rate of 25%. According to the Implementation Guidance, certain PRC subsidiaries of the Company which have not fully utilized its five-year tax holiday are allowed to continue to receive benefits of the full exemption from or a reduction in income tax rate until expiry of the tax holiday, after which, the 25% standard rate will apply.

The New EIT Law also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside PRC beginning January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by immediate foreign holding companies, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion, or Mainland China/HKSAR DTA, Hong Kong tax residents which hold 25% or more of a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies.

For the year ended December 31, 2006, Sichuan Gushan was exempted from national income tax but subject to 3% local income tax. For the year ended December 31, 2007, Sichuan Gushan was subject to 18% income tax, which comprised a 15% national income tax and a 3% local income tax. For the period from January 1, 2008 to December 31, 2009, Sichuan Gushan is subject to EIT rate of 12.5%. Thereafter, Sichuan Gushan’s EIT rate will be 25%.

On August 1, 2005, as a result of the Share Transfer, Handan Gushan tax status changed to a Sino-foreign Joint Equity Enterprise and was therefore entitled to full exemption from income tax for the tax periods from August 1, 2005 to December 31, 2006 and a holiday rate of 15% income tax for the year ended December 31, 2007. For the periods from January 1, 2008 to December 31, 2009, Handan Gushan is subject to EIT rate of 12.5%. Thereafter, Handan Gushan’s EIT rate will be 25%.

Fujian Gushan was exempted from EIT for the years ended December 31, 2006 and 2007. Fujian Gushan is entitled to transitional holiday EIT rates of 9%, 10% and 11% respectively for each tax year from January 1, 2008 to December 31, 2010 and a transitional EIT rate of 24% for the year ending December 31, 2011. Thereafter, Fujian Gushan’s EIT rate will be 25%.

Beijing Gushan and Shanghai Gushan were incorporated on August 17, 2006 and December 18, 2006, respectively, prior to the enactment of the New EIT Law on March 16, 2007. According to article 57 of the New

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (continued)

EIT Law, companies, that were incorporated before the promulgation of the New EIT Law and were entitled to a tax holiday, can continue to enjoy the incentive after the implementation of the New EIT Law until it expires. Therefore, Beijing Gushan and Shanghai Gushan are, within a 5-year period starting from January 1, 2008, entitled to full exemption from EIT during the first two years and a reduced EIT rate of 12.5% for each of the following three years. Thereafter, the EIT rate will be 25%.

Chongqing Gushan, Hunan Gushan and Biomass were incorporated on January 24, 2008, January 14, 2008 and November 3, 2008, respectively, after the enactment of the New EIT Law on March 16, 2007. Therefore, Chongqing Gushan, Hunan Gushan and Biomass are subject to the unified EIT rate of 25%.

The components of earnings before income tax expense are as follows:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
PRC	356,685	419,330	476,349
Other countries	(19,489)	(140,558)	(125,646)

Earnings before income tax expense	337,196	278,772	350,703

Income tax expense recognized in the consolidated statements of income consists of the following:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Current tax expense
—PRC	4,392	48,499	60,088
—Non-PRC	—	—	5,482

	4,392	48,499	65,570

Deferred tax expense (benefit)
—PRC	—	—	20,920
—Non-PRC	—	—	(4,797)

	—	—	16,123

Total income tax expense	4,392	48,499	81,693

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (continued)

Income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% for 2006 and 2007 and 25% for 2008 to earnings before income tax expense as a result of the following:

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Computed “expected” income tax expense at applicable tax rates	111,275	91,995	87,676
Foreign tax rate differential	4,898	38,225	30,237
Tax rate differential, preferential rate	(30,525)	(35,295)	(19,100)
Non-deductible expenses	7,320	47,682	24,429
Change in valuation allowance	—	289	3,748
Dividend withholding tax	—	—	21,951
Other withholding tax	—	—	685
Change in unrecognized tax benefits	—	—	5,500
Non-taxable income	(727)	(100)	(89)
Effect of tax holiday (note a)	(87,849)	(94,297)	(73,344)

Actual income tax expense	4,392	48,499	81,693

(a) Basic earnings per share effect of tax holiday for the year ended December 31, 2006, 2007 and 2008 were RMB0.73, RMB0.75 and RMB0.44, respectively. Diluted earnings per share effect of tax holiday for the year ended December 31, 2006, 2007 and 2008 were RMB0.65, RMB0.75 and RMB0.44, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2007	2008
	RMB	RMB
Deferred tax assets:
Pre-operating expenses	289	4,540
Other withholding tax	—	4,743
Other	—	528

Total gross deferred tax assets	289	9,811
Less: valuation allowance	(289)	(4,037)

	—	5,774

Deferred tax liabilities:
Dividend withholding tax	—	(21,951)

Net deferred tax liabilities	—	(16,177)

Classification on consolidated balance sheets:
Deferred tax assets:
Current	—	1,206
Non-current	—	4,568
Deferred tax liabilities:
Non-current portion	—	(21,951)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group has recorded a full valuation allowance against all of the deferred tax assets as of December 31, 2008 in the loss-making subsidiaries, Chongqing Gushan, Hunan Gushan and Biomass. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2008. The amount of the deferred tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2007 and 2008 is as follows:

	2007	2008
	RMB	RMB
Balance at January 1	—	—
Additions based on tax positions related to the current year	—	2,500
Additions for tax positions of prior years	—	3,000
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31	—	5,500

Included in the balance of unrecognized tax benefits as of December 31, 2008 are potential benefits of RMB5,500 that, if recognized, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. No interest or penalties were recorded as of January 1, 2007 and for the years ended December 31, 2007 and 2008.

The Group’s subsidiaries file their income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2004 through 2008 are open to examination by the PRC state and local tax authorities. The income tax returns of the Group’s companies which are Hong Kong tax residents are open to audit for the years ended December 31, 2005 through 2008 under the statute of limitations established by the Hong Kong Inland Revenue ordinance.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE BASED COMPENSATION

On July 6, 2006, the Group entered into an agreement with an executive to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of US$1.93 (RMB15.03 as of the date of grant) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

On September 21, 2007, in connection with the Reorganization, the Group entered into a new service agreement with an executive which replaced a former service agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options fully vest at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. The unamortized share-based compensation as of the date of the modification is recognized over a shorter period.

The Company determined, based on the Black-Scholes Option Pricing Model that used the assumptions in the table below, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share. The amount of share-based compensation expense recognized for the options was RMB9,870 and RMB3,784 respectively for the years ended December 31, 2007 and 2008.

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

Pursuant to the Share Option Scheme approved on November 9, 2007, the Company granted share options for the purchase of an aggregate of 867,527 ordinary shares to the directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share (equivalent to US$9.60 per ADS, being the initial public offering price). The options vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB282 and RMB7,805 for the years ended December 31, 2007 and 2008.

The Binomial Option Pricing Model that used the assumptions in the table below. The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since the

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE BASED COMPENSATION (continued)

Company did not have a sufficient trading history for valuation purpose at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The Company did not have any plan to declare dividends as of the date of grant on December 18, 2007.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to the 65 officers and employees on March 25, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$10.60 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.67 (RMB18.79) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB23,274 for the year ended December 31, 2008.

The Binomial Option Pricing Model that used the assumptions in the table below. The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. Management believed that such implied volatility was a reasonable estimator to the expected volatility of our company’s ordinary shares. The dividend yield of 0.83% was based on our dividend yield as of March 25, 2008.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 1,276,000 ordinary shares to 27 individuals, including officers and employees and one director of the Company on September 1, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$10.60 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.41 (RMB16.49) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB3,944 for the year ended December 31, 2008.

The Binomial Option Pricing Model that used the assumptions in the following table. The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. Management believed that such implied volatility was a reasonable estimator to the expected volatility of our company’s ordinary shares. The dividend yield of 0.97% was based on our dividend yield as of September 1, 2008.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE BASED COMPENSATION (continued)

Summary of assumptions for the valuation of shares options granted as of December, 2008:

	Option granted on July 6, 2006	Option granted on December 18, 2007	Option granted on March 25, 2008	Option granted on September 1, 2008
Valuation model	Black-Scholes	Binomial	Binomial	Binomial
Expected dividend yield	0%	0%	0.83%	0.97%
Expected volatility	40%	53.35%	80.26%	65.62%
Risk-free interest rate	5.145%	4.12%	3.51%	3.83%
Suboptimal factor	—	1.5	1.5	1.5
Fair value of underlying ordinary share (per share)	US$3.49(RMB27.19)	US$4.80(RMB35.4)	US$5.30(RMB37.33)	US$5.30(RMB36.21)

The option activity during the year ended December 31, 2006, 2007 and 2008 consists of the following:-

	Number of options	Exercise prices (per share)		Weighted average remaining contractual term	Aggregate fair value of option at grant date
Balance as of January 1, 2006	—		—
Granted on July 6, 2006	1,094,656		US$1.9367		RMB19,964

Balance as of December 31, 2006	1,094,656		US$1.9367	9.5 years	RMB19,964

Exercisable at December 31, 2006	—		—

Granted on December 18, 2007	867,527		US$4.8000		RMB13,607

Balance as of December 31, 2007	1,962,183		US$1.9367–US$4.8000	9.1 years	RMB33,571

Exercisable at December 31, 2007	410,496		US$1.9367
Granted on March 25, 2008	3,055,000		US$5.3000		RMB57,402
Granted on September 1, 2008	1,276,000		US$5.3000		RMB21,046
Forfeited during 2008	(340,000)		US$5.3000		(RMB6,278)

Balance as of December 31, 2008	5,953,183	US$	1.9367–US$5.3000	9.0 years	RMB105,741

Exercisable as of December 31, 2008	1,383,832	US$	1.9367–US$4.8000

Share-based compensations was recorded as follows:-

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Cost of revenues	—	—	1,803
Research and development	—	—	135
Selling, general and administrative	6,219	10,152	36,869

Total share-based compensation	6,219	10,152	38,807

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE BASED COMPENSATION (continued)

As of December 31, 2008, the total unrecognized compensation cost related to the share options amounted to approximately RMB50,471 which is expected to be recognized over the coming three years. As of December 31, 2008, there were 8,824,667 ordinary shares available for future issuance upon the exercise of future grants under the share option scheme.

11    EARNINGS PER SHARE

As the Company did not legally have outstanding share capital until the Reorganization, for the purpose of calculating basic earnings per share the number of weighted average number of ordinary shares used in calculation reflects the shares outstanding as if the Reorganization had occurred as of January 1, 2006.

	Year ended December 31,
	2006	2007	2008
	RMB	RMB	RMB
Numerator
Net income	332,804	230,273	269,010
Interest expense of 2005 Notes	713	—	—
Amortization of discount of 2006 Notes	2,513	—	—
Amortization of issuance cost of 2006 Notes	112	—	—

Numerator for diluted earnings per share	336,142	230,273	269,010

Denominator

Denominator for basic earnings per share—weighted average number of ordinary shares outstanding	121,123,534	125,329,350	166,831,943
2005 Notes	2,696,466	—	—
2006 Notes	11,122,538	—	—
Share options	—	234,678	579,409

Denominator for diluted earnings per share	134,942,538	125,564,028	167,411,352

Basic earnings per share	2.75	1.84	1.61

Diluted earnings per share	2.49	1.83	1.61

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

The computation of diluted earnings per share for the year ended December 31, 2008 did not assume the issuance of the 4,858,527 shares subject to the options granted on December 18, 2007, March 25, 2008 and September 1, 2008 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

12    RELATED PARTY TRANSACTIONS

Sales to Shaowu Hongxing Yefangzhi Co. Ltd (“Shaowu Hongxing”), a company whose shareholder is also a shareholder of the Company were RMB3,956 during the year ended December 31, 2006. The amounts were paid by Shaowu Hongxing during the year ended December 31, 2006.

As of January 1, 2006, the amount due to a related party was RMB1,203, and this amount was repaid during the year ended December 31, 2006.

As of January 1, 2006, the amount due from a shareholder was RMB1,982, and this amount was repaid during the year ended December 31, 2006. The amounts due from the shareholder were unsecured, interest-free and repayable on demand. The shareholder also paid operating expenses of RMB196 on behalf of the Group during the year ended December 31, 2006, and the Company repaid the amount during the year ended December 31, 2007.

13    COMMITMENTS AND CONTINGENCIES

As of December 31, 2008, the Group’s capital commitments for the purchase of machinery and equipment amounted to RMB66,868.

The Group leases certain premises and office equipment under operating leases. The term of the operating leases are negotiated for the terms of one to three years with fixed monthly rentals.

As of December 31, 2008, the Group’s future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2009	867
2010	80
2011	62

Lease expenses of the Group were RMB774, RMB1,357 and RMB1,893 for the years ended December 31, 2006, 2007 and 2008 respectively.

The Group entered into raw materials supply contracts with its suppliers, with duration from one month to two years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2008, based on the annual quantity the Group agreed to purchase 257,328 tons.

14    SUBSEQUENT EVENTS

On March 5, 2009, the Company declared a cash dividend of RMB0.160 per ordinary share of the Company, or RMB0.320 per ADS in respect of the year ended December 31, 2008. The dividend is payable on or before May 30, 2009 to shareholders of record at the close of business on April 3, 2009.

On January 22, 2009, pursuant to the Company’s share option scheme adopted in November 2007, the Company granted share options to 97 individuals, including officers, employees and directors of the Company totaling 4,706,000 ordinary shares (2,353,000 ADSs) at an exercise price of USD1.33 per ordinary share (as

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    SUBSEQUENT EVENTS (continued)

adjusted to USD2.66 per ADS) of the Company on January 22, 2009. The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.50 (RMB3.40) (unaudited) per ordinary share.

In January 2009, Beijing Gushan suspended its production for the month mainly as a result of the installation of its additional facilities, which were added in connection with its recent capacity expansion, and their integration with the existing facilities. Beijing Gushan resumed production of its existing facilities on February 1, 2009.

In January 2009, the board of directors approved the construction of a new plant which will be located near to Sichuan Gushan’s existing plant.