Form 20-F/A
period 2008-12-31
Gushan Environmental Energy LTD
filed 2009-05-01
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(AMENDMENT NO.1)

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2009 (the “Original Form 20-F”) by Gushan Environmental Energy Limited (the “Company”), is filed in order to correct a clerical error appearing in Item 3.D, “Risk Factors” of the Original Form 20-F. In addition, this Amendment No.1 includes (i) currently dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended and (ii) a currently dated letter from Chen & Co. Law Firm consenting to, among others, the reference to its name in the Original Form 20-F, as amended by Amendment No. 1.

Other than as set forth below, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

ITEM 3D. Risk Factors

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

Due to ambiguity surrounding the application of the consumption tax, we cannot assure you that our biodiesel products are not subject to consumption tax under the new regulations. Based on our internal estimates, we sold approximately 64.6 million liters of biodiesel during the three months ended March 31, 2009. If the relevant authorities later determine that our biodiesel products are subject to such consumption tax and we are taxed for our sales of biodiesel products as from January 1, 2009, we would be required to pay significant assessments and our business, results of operations and financial condition could be materially and adversely affected.

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the year ended December 31, 2008 on its behalf.

Date: May 1, 2009

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Frank Ngai Chi Chan
Name:	Frank Ngai Chi Chan
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)