Form 20-F
period 2009-12-31
Gushan Environmental Energy LTD
filed 2010-03-31
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number: 001-33878

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

If this report is annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•

“we,” “our,” “us,” “Company,” “Gushan” or “Gushan Environmental” refers to Gushan Environmental Energy Limited, a Cayman Islands company and its predecessor entities and consolidated subsidiaries, as the context requires;

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

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB6.8259, the noon buying rate for U.S. dollars in effect on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. See Item 3, “Key Information—Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.7536 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on December 31, 2009. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “seek”, “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “target,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	changes in governmental policies, laws or regulations in China, including PRC tax laws that may have uncertain implications on biodiesel companies;

•	the effects of price fluctuations for biodiesel and biodiesel by-products;

•	estimates of future production capacities, volumes and operating costs;

•	the effects of natural disasters;

•	the effect of intensifying competition in the biodiesel and alternative energy industries;

•	the availability of suitable raw materials on terms acceptable to us;

•	changes in the general operating environment in China;

•	various business opportunities that we may pursue; and

•	general economic, market and business conditions in China.

This annual report also contains data related to the biodiesel fuel market in several countries. This market data includes projections that are based on a number of assumptions. The biodiesel fuel market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the evolving nature of the biodiesel fuel market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risk factors disclosed in Item 3.D of this annual report, “Key Information—Risk Factors.” Those risks are not exhaustive.

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

A. Selected Financial Data

The following selected consolidated statement of operations data and other selected consolidated financial data (other than ADS, margin and U.S. dollar data) for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2008 and 2009 are derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data and other consolidated financial data (other than ADS, margin and U.S. dollar data) for the years ended December 31, 2005 and 2006 and selected balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements which are not included in this annual report. You should read the following information in conjunction with those financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by KPMG, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage, per share and operating data)
Selected Consolidated Statement of Operations Data:
Revenues	360,805	824,482	1,008,056	1,495,614	628,186	92,030
Cost of revenues	(179,861)	(446,742)	(568,973)	(962,606)	(766,686)	(112,320)

Gross profit (loss)	180,944	377,740	439,083	533,008	(138,500)	(20,290)
Operating expenses	(12,354)	(44,654)	(55,954)	(110,824)	(129,024)	(18,903)

Income (loss) from operations	168,590	333,086	383,129	422,184	(267,524)	(39,193)
Other (expense) income	(1,809)	4,110	(104,357)	(71,481)	1,538	226

Earnings (loss) before income tax expense	166,781	337,196	278,772	350,703	(265,986)	(38,967)
Income tax expense	(14,255)	(4,392)	(48,499)	(81,693)	(17,523)	(2,567)

Net income (loss)	152,526	332,804	230,273	269,010	(283,509)	(41,534)

Earnings (loss) per share
—Basic	1.48	2.75	1.84	1.61	(1.70)	(0.25)
—Diluted	1.35	2.49	1.83	1.61	(1.70)	(0.25)

	Year ended December 31,
	2005	2006	2007	2008	2009
Other Selected Consolidated Financial Data:
Gross profit (loss) margin(1)	50.2%	45.8%	43.6%	35.6%	(22.0)%
Operating profit (loss) margin(1)	46.7%	40.4%	38.0%	28.2%	(42.6)%
Net income (loss) margin(1)	42.3%	40.4%	22.8%	18.0%	(45.1)%
Earnings (loss) per ADS	2.96	5.50	3.68	3.22	(3.40)
Effect of tax holiday on earnings (loss) per share—basic (in RMB)(2)	0.43	0.73	0.75	0.44	0.01
Effect of tax holiday on earnings (loss) per share—diluted (in RMB)(2)	0.38	0.65	0.75	0.44	0.01
Dividends paid(3) (in thousands of RMB)	46,996	—	—	68,401	26,693
Dividend per ordinary share (in RMB)(4)	0.45	—	—	0.41	0.16

(1)	Gross profit (loss) margin, operating profit (loss) margin and net income (loss) margin represent gross profit (loss), operating profit (loss) and net income (loss), respectively, divided by revenues.
(2)	Our PRC subsidiaries enjoy tax holidays provided by local and national PRC tax authorities. See Item 5, “Operating and Financial Review and Prospects.” If our PRC subsidiaries had not enjoyed these tax holidays, they would have had higher corporate income tax rates.
(3)	Dividends paid during the year ended December 31, 2005 were made by Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”), our predecessor, to our equity holders before we established our offshore holding company structure.
(4)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results, including the determination of earnings (loss) per share and dividend per share, are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2005.

	Year ended December 31,
	2005	2006	2007	2008	2009
Selected Operating Data:
Sales volume of biodiesel(1) (tons)	61,119	158,994	182,969	231,377	143,818
Average selling price of biodiesel(1) (in RMB/ton)	3,667	4,393	4,621	5,748	4,040
Sales volume of by-products(2) (tons)	19,632	21,479	22,134	23,878	18,469
Average selling price of by-products(2) (in RMB/ton)	6,962	5,868	7,346	6,936	2,554

(1)	Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.
(2)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Selected Consolidated Balance Sheet Data:
Cash	12,239	275,142	1,380,735	963,228	571,188	83,680
Accounts receivable	19,850	24,780	31,110	12,926	2,414	354
Inventories	6,734	38,784	31,580	59,246	33,418	4,896
Property, plant and equipment	263,369	498,085	807,371	1,451,533	1,641,096	240,422
Total assets	312,388	879,118	2,309,794	2,604,036	2,379,129	348,545
Secured short-term bank loans	5,000	—	—	—	—	—
Convertible notes	66,247	41,043	—	—	—	—
Net assets	216,459	798,121	2,181,301	2,377,770	2,096,863	307,193
Total shareholders’ equity	216,459	798,121	2,181,301	2,377,770	2,096,863	307,193
Total liabilities and shareholders’ equity	312,388	879,118	2,309,794	2,604,036	2,379,129	348,545
Number of ordinary shares(1)	105,250,000	123,820,000	166,831,943	166,831,943	166,831,943	166,831,943

(1)	We were incorporated on May 16, 2006 and as part of a series of reorganization activities, became the holding company of our subsidiaries on September 20, 2007. Our financial results are presented as though the reorganization and share split were completed at the beginning of the earliest period presented, or January 1, 2005.

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8269 to US$1.00 as of March 26, 2010.

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.6032	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8307	6.8470	6.8176	6.8259
September	6.8277	6.8303	6.8247	6.8262
October	6.8267	6.8292	6.8248	6.8264
November	6.8271	6.8300	6.8255	6.8265
December	6.8275	6.8299	6.8244	6.8259
2010
January	6.8269	6.8295	6.8258	6.8268
February	6.8285	6.8330	6.8258	6.8258
March (through March 26)	6.8262	6.8270	6.8254	6.8269

Source:	Federal Reserve Bank of New York

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

Our operations have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.

Our operations have been significantly affected by government policies such as taxation regulations. The PRC government introduced three new regulations in relation to consumption tax rates to be levied on diesel products, effective as of January 1, 2009, which raised the consumption tax on diesel products levied on diesel producers from RMB0.10 per liter to RMB0.80 per liter. We are currently seeking clarification from the relevant taxation authorities as to whether such consumption tax is applicable to our biodiesel products. In order to minimize operating cash outflows that would result from the assessment of consumption tax, our management decided to extend the suspension of operations at Fujian Gushan Biodiesel Energy Co., Ltd. or Fujian Gushan, following the completion of road maintenance by the Fuzhou municipal government in early June 2009. We have also deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively. As of the date of this annual report, Fujian Gushan has not resumed production and we cannot assure you that it will resume production in the near term, or at all. In addition, we have not commenced production at our Chongqing and Hunan production facilities pending resolution of the consumption tax issue. Fujian Gushan’s production capacity represents approximately 22.2%, and our Chongqing and Hunan production facilities combined represent a further 13.3%, of our total production capacity as of the date of this annual report. As a result of the suspension of operations, Fujian Gushan’s utilization rate decreased to 27.8% in 2009 from 99.0% in 2008, which materially and adversely affected our revenues for 2009.

In July 2009, Sichuan Gushan also received a notice from the local State Administration of Taxation, or SAT, requesting that it submit tax returns for consumption tax on all of Sichuan Gushan’s biodiesel sales at a rate of RMB0.8 per liter. After we discussed this matter with the local SAT for several months, in September 2009, the SAT of Sichuan Province agreed to defer the assessment of consumption tax on Sichuan Gushan until a decision is rendered by the PRC SAT. As a result, we kept Sichuan Gushan in operation. Up to the date of this annual report, other than Fujian Gushan and Sichuan Gushan, none of our production plants have received consumption tax assessments. However, no assurance can be given that we will not receive such assessments for our other plants. If at any time such request is received, we will evaluate the appropriateness of a suspension of production at the relevant plant on a case-by-case basis. Currently, all of our other production plants remain in operation. We did not pay consumption tax for our sales of biodiesel products in 2009, but made a provision of RMB103.8 million, based on the current consumption tax regulations, in respect of 129.7 million liters of biodiesel products sold as a refined oil product. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor with respect to the consumption tax issue. For more details, see “—Risks Relating to Our Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition.”

Our operations have also been subject to significant interruption or prolonged suspension due to repair and maintenance or technological upgrades of our production processes. Interruption and suspension of our operations have resulted in decreased capacity utilization, which have led to decreased sales volumes and adverse effects on our results of operations. We also periodically suspend production at certain of our facilities, typically for a few days to four weeks at a time, in order to carry out repair and maintenance operations or expand production capacity. For example, in November and December of 2008, we suspended production at our Fujian, Sichuan and Hebei plants for a few weeks to carry out repair and maintenance operations. We also suspended production at our Beijing and Shanghai plants in January 2009 and from mid June to mid August 2009, respectively, as a result of the installation of additional facilities, which were added in connection with capacity expansion and integration with existing facilities.

We have also suspended production as a result of interference with transportation networks. For example, in the third quarter of 2008, we suspended production at our Beijing plant from August 1 to September 20, 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the Beijing 2008 Olympic and Paralympic games. In April 2009, the Fuzhou municipal government carried out road maintenance near the Fujian Gushan plant which restricted access to our plant by our suppliers and customers. As a result, we suspended operations at Fujian Gushan from mid April 2009 to early June 2009. In mid September 2009, the Handan municipal government of Hebei province also carried out road maintenance near Handan Gushan Bio-sources Energy Co., Ltd., or Handan Gushan, which restricted access to the plant by our suppliers and customers. As a result, we suspended operations at Handan Gushan from mid September 2009 to the end of November 2009.

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

Furthermore, our operations may be subject to other disruptive events such as local protests, activism and labor disruptions. For example, in August 2007, we experienced local protests at our Fujian plant and our operations at the plant were disrupted for several hours. For more details, see “—Failure to comply with environmental regulations could harm our business.” Unscheduled downtime or operational hazards inherent in our industry, such as equipment failures, fires, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may also result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

We cannot assure you that we will not experience further suspensions or interruptions or experience damage to our facilities as a result of further earthquakes, aftershocks, floods, governmental directives or policies, expansion of production capacity, repair and maintenance, relocation of facilities or other consequences associated with such events, which could materially and adversely affect our business, results of operations and financial condition.

We may not be able to resume production at Fujian Gushan in time to meet customer demand for our products.

Due to the consumption tax issue, our production operations at Fujian Gushan have remained suspended since mid April 2009. See “—Risks Relating to Our Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition” for further information regarding the consumption tax issue. We cannot assure you that the operating condition of our machinery and equipment will allow us to resume production at Fujian Gushan in a timely manner or at all. To resume production operations, we need to undertake substantial planning and mechanical work to, among other things, inspect, reconfigure, test and fine tune our machinery and equipment and it is uncertain how long this process will take. We may also experience equipment breakdowns or other technical problems during resumption of production that will delay our production and increase our operating expenditures. When we resume production, we may not be able to resume our production operations at the necessary production levels and our production facility may be permanently impaired by our suspension of operations. We will also need to procure an adequate amount of raw materials at acceptable costs in order to resume production. The price and availability of raw materials are affected by a number of factors beyond our control. We cannot assure you that we will be able to procure an adequate amount of raw materials at acceptable costs or at all in order to resume production at Fujian Gushan. See “—Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.” In addition, our supplier and customer base may have been materially and adversely affected by our suspension of operations. As a result of any of the foregoing, we cannot assure you that we will be able to resume production in time to meet customer demand for our products, which may result in a loss of customer orders and have a material adverse effect on our business, results of operations, financial condition and cash flows.

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel and materially and adversely affect our business, results of operations and financial condition.

Our biodiesel prices are influenced by market prices for diesel, the pricing of which is affected by global and domestic market prices for crude oil. As a result, any decline in the price of diesel may adversely affect our business, results of operations and financial condition. The PRC government also publishes “guidance prices” with respect to diesel. These guidance prices typically establish a ceiling for retail prices for diesel that are generally followed by industry participants. As biodiesel prices are affected by the price of diesel, the PRC government’s prevailing guidance prices typically limit the price range for our biodiesel.

In recent years, the demand for and price of biodiesel in China has also been influenced by the level of energy consumption and prices of crude oil and natural gas in relation to the level of growth in the PRC economy. Demand for biodiesel in China declined significantly in 2009 as a result of the economic slowdown due to the global financial crisis. For example, the price of biodiesel in China began to decline significantly from the fourth quarter of 2008 and such decline continued throughout the first and second quarters of 2009, resulting from significant decreases in global oil prices and from the rapid contraction of China’s industrial production amid the global financial crisis. During the same periods, the average selling price of our biodiesel decreased from RMB6,344 per ton in the third quarter of 2008, to RMB5,092 per ton in the fourth quarter of 2008, to RMB4,003 (US$586.4) per ton in the first quarter of 2009 and RMB3,960 (US$580.1) per ton in the second quarter of 2009. The average selling price of biodiesel increased slightly to RMB4,111 (US$602.3) per ton in the third quarter of 2009 and RMB4,282 (US$627.3) in the fourth quarter of 2009. This represented a decrease of 32.5% in the average selling price of our biodiesel from the third quarter of 2008 to the fourth quarter of 2009. This decrease in average selling price contributed to our net loss for 2009. If supply of other energy sources continues to increase and exceed the demand for fuel products, demand for our biodiesel may cease to recover or may decline further and our business, results of operations and financial condition may be continue to be adversely affected.

Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase our raw materials, including vegetable oil offal, used cooking oil and methanol, from a limited number of third-party suppliers, including waste management companies and vegetable oil producers. Our five largest suppliers accounted for approximately 35.7% of our total cost of revenues in 2009 and we conduct business with some of these suppliers under contracts with durations of up to two years but extendable by negotiation or through purchase orders. The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our products, or we may only be able to produce our products at a higher cost or after lengthy delays. If these suppliers identify alternative sales channels, such as to chemical plants or distributors, they may choose to sell to other buyers or raise their prices. As a result, we may be compelled to pay higher prices to secure our raw material supplies, which could adversely affect our business, results of operations and financial condition.

In addition, our efforts to diversify our source of raw materials through long-term supply contracts for castor bean oil may not be sufficient to ensure a steady supply of raw materials. The harvest of castor beans may be affected by natural disasters such as flooding, drought, earthquake, typhoon, and so on. Any such events may reduce harvest and in turn, reduce the supply of our raw materials, which could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition.

Our operations are materially affected by the cost and availability of raw materials.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. From 2005 to the fourth quarter of 2009, the prices we have paid for raw materials have steadily increased, and the market price for used cooking oil has also risen significantly in the recent past. For the years ended December 31, 2007, 2008 and 2009, the overall average unit costs of our raw materials, which primarily consist of used cooking oil and vegetable oil offal, amounted to RMB1,925, RMB2,538 and RMB2,635 (US$386.0) per ton, respectively. Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as the quality of harvests of plant crops. Used cooking oil is the oil left over from food processing or preparation, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for methanol production, and our operations depend in large part on the availability, security of supply and price of natural gas. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected. Any such events that reduce the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition.

Our overall operating performance is also affected by the mix of raw materials we use as well as the product mix of our biodiesel and by-products, which command different profit margins. We source our vegetable oil offal and used cooking oil from local used cooking oil disposal companies and vegetable oil manufacturers. Because the long-distance transport of used cooking oil and vegetable oil offal is not economical, we have limited control over the mix of raw materials we can supply to each of our facilities. In addition, the composition of our raw materials is determined by the geographical regions in which we operate, which may affect our profit margins. For example, rapeseed is a raw material essential for producing erucic acid, a by-product of biodiesel production which generates a higher profit margin than biodiesel. Vegetable oil offal and used cooking oil containing rapeseed are only available in a few regions in China, such as Sichuan. Should we decide to expand our facilities into other regions of China, we may be unable to purchase vegetable oil offal or used cooking oil which contains rapeseed to enable us to produce erucic acid as a by-product in these new production facilities. Other than selecting the regions in which we locate our facilities, we have limited ability to change our product mix to concentrate on products with higher profit margins. In addition, given that by-products command a higher profit margin than biodiesel in some regions while the opposite may be true in other regions, our ability to maximize profits through control of our product mix is further constrained.

We may also be subject to increases in the cost of raw materials as a result of our entry into long-term castor bean oil supply contracts in Sichuan and Indonesia. Pursuant to our contract with a supplier in Sichuan, we have an exclusive right to purchase substantially all of the expected output of the supplier at the supplier’s cost plus a fixed percentage of commission, or a cost-plus basis, through 2012. Because the purchase price of castor bean oil is based on a cost-plus basis, it may be adjusted from time to time based on the supplier’s costs. Similarly, our contract with a supplier in Indonesia entitles us to purchase all of the supplier’s output of castor beans through 2014 and the purchase price of such castor beans may be adjusted based on the consumer price index in Indonesia. Although the contracts were structured to diversify the risk of increasing cost of feedstock, our costs may increase due to an increase in the costs of maintaining the plantation for the Sichuan supplier or an increase in the consumer price index in Indonesia.

Our gross margins in our sales of biodiesel are principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margins will decrease and our results of operations will be harmed.

Our gross margins in our sales of biodiesel are principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margins will decrease and results of operations will be harmed. The spread between biodiesel prices and feedstock prices has narrowed significantly since September 2008. Prices for vegetable oil offal and used cooking oil, which have historically been our principal feedstock and comprised approximately 73% of total cost of revenues during the year ended December 31, 2009, do not necessarily have a direct price relationship to the price of biodiesel in a particular period. Prices for vegetable oil offal and used cooking oil are principally influenced by general inflation, market and regulatory factors. Biodiesel prices, however, are primarily influenced by the guidance prices set by the National Development and Reform Committee of China, or the NDRC, and supply and demand for petroleum-based diesel fuel, rather than biodiesel production costs. This lack of correlation between production costs and product prices means that we may be unable to pass increased feedstock costs on to our customers. Any decrease in the spread between biodiesel prices and feedstock prices, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, would adversely affect our financial performance and cash flow.

We may incur a substantial impairment loss on our long-lived assets if the operating environment continues to deteriorate.

Under U.S. GAAP, our long-lived assets, consisting of property, plant and equipment and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Currently, we are facing a difficult operating environment caused by a decrease in our average selling price due to a significant decrease in global oil prices and the contraction of China’s industrial production, a general increase in the average unit cost of our raw materials, the consumption tax issue, see “—Risks Relating to Our Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition”, and suspension of production due to government directives from time to time, and such factors may reduce the undiscounted cash flows to be generated from the long-lived assets. For the fiscal year ended December 31, 2009, we performed an impairment test on our long-lived assets. We estimated the future undiscounted cash flows expected to be generated by the long-lived assets based on a number of assumptions, which included, among others, the average selling prices of our biodiesel and biodiesel by-products, the average unit cost of raw materials, production and sales volume, product mix, operating expenses, income tax rates, and our entitlement of certain tax benefits under tax laws in the PRC. Based on our estimation, we concluded that because the estimated future undiscounted cash flows of our long-lived assets exceeds their carrying value, no impairment loss was recognized for the year ended December 31, 2009. However, if the operating environment continues to deteriorate, the estimated future undiscounted cash flows of our long-lived assets may fall short of their carrying value, resulting in a substantial impairment loss, which may be reflected as a decrease in net assets on our future balance sheets and a decrease in net income on our future statements of operations. Although any such loss will have no impact on our business, it may adversely affect our financial condition, result of operations and share price in the future.

We may not be able to effectively manage our current expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

We are currently constructing a second plant near our existing production facilities in Sichuan, which we target to be completed by the end of the second quarter of 2010 with an initial annual production capacity of

50,000 tons. Such expansion plans could also be affected by construction delays, cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary production equipment.

After completion of the new plant in Sichuan, we do not expect to further expand our biodiesel production capacity in the near future. Should we decide to expand further, any such plans would require us to secure raw materials at competitive prices and to host a sufficiently large local customer base to support the expanded production. In addition, we may not have the necessary management or financial resources to oversee the successful and timely construction of new production facilities or expansion of existing facilities.

Furthermore, to effectively manage any future expansion we would need to improve our operational and financial systems and procedures and system of internal control. Our past growth has strained our resources and made it difficult to maintain and update our internal procedures and controls as necessary to meet the expansion of our overall business. We would need to expand, train and manage our employee base, or successfully establish new subsidiaries for the new or expanded facilities. We would also need to continue to maintain and expand our relationships with our customers, suppliers and other third parties.

We cannot assure you that we will be able to effectively manage any expansion or achieve any expansion at all in the future. If we are unable to do so, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could materially and adversely affect our business, results of operations and financial condition.

The biodiesel industry faces a number of challenges, and there is no established market for biodiesel in China where biodiesel is considered a principal source of energy for any purpose.

Biodiesel has only recently been produced for commercial applications in China, and the market for biodiesel products is currently confined to specific regions and is relatively small at the national level. There is no established market in China where biodiesel is considered a principal source of energy for vehicles operating on diesel, or an intermediate product for the manufacture of chemicals, or for any other purpose. We cannot assure you that biodiesel will be accepted or will reach a broader consumer base in China. Our future prospects and operational results will be adversely affected if biodiesel and the biodiesel industry in China fail to develop.

The global biodiesel industry is also at an early stage of development and acceptance as compared to other more established industries, and has experienced significant growth only in recent years. Demand for biodiesel may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

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

The success of any future expansion plans depends on growth in domestic demand for biodiesel, and we may face overcapacity if the biodiesel market in China does not develop as expected. If overcapacity occurs, the expenditures we incur to expand our facilities and increase our capacity may not result in increased revenues, which could cause our results of operations to be materially and adversely affected.

We derive a significant portion of our revenues from a small number of customers and a loss of any of our major customers may cause significant declines in our revenues.

We derive a significant portion of our revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2007, 2008 and 2009, our five largest customers represented approximately 24.3%, 20.6% and 22.4% of our total revenues, respectively, while our largest customer represented approximately 8.7%, 9.1% and 7.4% of our total revenues, respectively. We expect we will continue to depend on a relatively small number of customers for a significant portion of our sales volume and revenues. If we lose any of our major customers for any reason, including, for example, if our reputation declines, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially and adversely affected.

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other products, we may lose our market share and our profitability may be materially and adversely affected.

Existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have plants in operation. We have only seven production plants in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province, Handan in Hebei province, Liuyang in Hunan province and Beijing, Shanghai and Chingqing. See Item 4.D, “Property, Plant and Equipment—Production Facilities” for further information. In addition, our potential competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our profitability and future prospects. Our domestic competitors include China Biodiesel International Holding Co., Ltd., China Clean Energy Inc., East River Energy Resources and Science Technology (Zhejiang) Ltd., or East River Energy Resources, China Petroleum and Chemical Corporation, or SINOPEC, China National Offshore Oil Corporation, or CNOOC, and PetroChina Co. Ltd., or PetroChina, some of which have greater resources, brand recognition and access to more extensive distribution channels than we do. Moreover, some of our competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our business. As a result, we could be potentially impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

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

We rely on a combination of patents, trademarks, domain names and contractual rights to protect our intellectual property. We cannot assure you that the measures we take to protect our intellectual property rights will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on our intellectual property. We have three registered patents, two in China, each with a validity period of 20 years from August 7, 2002 and from March 9, 2005, respectively, and one in the United States with a validity period of 20 years and 5 months from April 25, 2008. We cannot assure you that these patent registrations will not be revoked or challenged during their validity periods. The legal regime governing intellectual property in China is still evolving and the level of protection of intellectual property rights in China may not be as effective as those in other jurisdictions. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected. Furthermore, we may incur additional overhead costs in any intellectual property claims we initiate, which will impact our operating results.

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

The prices for the by-products of biodiesel production may decrease significantly due to increased production of biodiesel in China, a slowdown in the PRC economy, or for other reasons beyond our control. For the fourth quarter of 2009, our average selling price for biodiesel by-products was RMB2,055 (US$301.1) per ton, which represented a 58.2% decrease from our average selling price of RMB4,921 per ton for the fourth quarter of 2008. By-products accounted for 16.1%, 11.1% and 7.5% of our total revenue for the years ended December 31, 2007, 2008 and 2009, respectively. Accordingly, decreases in the market prices of by-products could materially and adversely affect our business, results of operations and financial condition.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect to reach 500,000 tons of annual biodiesel production capacity by the end of the second quarter of 2010 after the completion of the new plant in Sichuan, which will add an additional annual biodiesel production capacity of 50,000 tons. Beyond that, we do not expect to further expand biodiesel production capacity in the near future, as the recovery of diesel demand, and hence biodiesel selling prices, continue to be slow. These conditions, together with the uncertainty of the consumption tax issue, see “—Risks Relating to Our Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition,” are expected to continue to adversely affect our profitability and cash flow generation in the short term. We expect that over the next several years, a substantial portion of our cash flow and cash balance will be used to finance the upgrading and/or modification of our existing production facilities, or investments in businesses in the energy and/or environmental sector and research and development. We may need to incur additional financing in order to fund our capital expenditures. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures could adversely affect our business, financial condition, results of operations or liquidity position.

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

Our subsidiaries incorporated in the PRC are foreign invested enterprises that we established either through acquisition or incorporation. Certain of our subsidiaries have not obtained approval from the NDRC, for certain foreign investment related projects. PRC law requires the Ministry of Commerce, or its local counterparts, to issue final government approval as a pre-condition to foreign investment in China. Before this final approval may be granted, however, approval from the NDRC, or its local counterparts, is required for projects except for trade or services related projects that do not relate to fixed asset investment. In practice, the Ministry of Commerce, or its local counterparts, often grant final approval for foreign invested projects before such projects have first obtained NDRC approval. Our further expansion and ability to benefit from certain preferential policies that might otherwise be available to us may be adversely affected because the competent authorities for land, planning, quality supervision, safety supervision, customs, taxation, foreign exchange and the administration of industry and commerce could refuse to grant approval or consent to our future projects due to the lack of NDRC approval.

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

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Sichuan and Hebei facilities. If we are required to undertake further compliance measures at any of our plants, our results of operations may be materially and adversely affected. As of the date of this annual report, Shanghai Gushan Bio-Energy Technologies Co. Ltd., or Shanghai Gushan, which commenced operation in June 2008, has obtained a water discharge permit as required by the management authority of the industrial area in Fengxian, from the Fengxian branch of the Shanghai Water Authority. Beijing Gushan Bio-sources Energy Co., Ltd., or Beijing Gushan, which commenced operation in January 2008, has not obtained waste discharge permit from the relevant local environmental authorities.

We cannot assure you that waste discharge permits will be obtained or that our Beijing plant will not be materially adversely affected as a result of its failure to obtain such permits. In addition, any perception of our noncompliance with environmental regulations could harm our business. For example, in August 2007, we experienced protests at our Fujian plant alleging environmental issues. As a result, our operations at the Fujian plant were disrupted for several hours. These and other risks relating to environmental compliance may materially and adversely affect our business, results of operations and financial condition.

We do not possess valid title to certain buildings that we occupy and commenced construction of certain buildings prior to obtaining the requisite construction approvals

For some of the buildings and land we occupy, we have not yet obtained sufficient land use or title certificates that allow us to occupy, freely use or transfer the land or properties. As of the date of this annual report, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Sichuan Gushan and Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”) have not obtained the building ownership certificates for buildings with a total gross floor area of approximately 319 square meters, 9,941 square meters, 7,956 square meters, 2,090 square meters and 6,949 square meters, respectively. We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. Beijing Gushan is also applying for land use right certificates with respect to land occupying a total gross floor area of approximately 54,965 square meters. We cannot assure you that such building ownership or land use right certificates will be obtained. As a result of the absence of land use right certificates or vested legal title in these properties, we may incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected.

In addition, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan Bio-Sources Energy Co., Ltd., or Chongqing Gushan, Sichuan Gushan and Hunan Gushan commenced construction of certain workshops or ancillary facilities prior to obtaining the construction approvals required by PRC construction law. Each of Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Sichuan Gushan and Hunan Gushan may be subject to a maximum administrative penalty of RMB30,000 (US$4,395). As of the date of this annual report, Fujian Gushan, Beijing Gushan, Sichuan Gushan and Shanghai Gushan have not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 319 square meters, 9,941 square meters, 12,000 square meters and 2,335 square meters, respectively, and the relevant government authority may require the buildings located on these sites to be demolished. As of December 31, 2009, the carrying value of these buildings amounted to RMB42.1 million (US$6.2 million). If the relevant government authority imposes penalties on us and requires us to cease construction of or demolish these properties, we may incur additional costs and expenses for the relocation of our facilities.

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

RISKS RELATING TO BUSINESS OPERATIONS IN CHINA

The PRC consumption tax policies may continue to affect our business, results of operations and financial condition.

The PRC government introduced three new regulations, Guofa [2008] No, 37, Caishui [2008] No. 167 and Caishui [2008] No. 168, in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these new regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter.

Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. The new regulations redefined diesel products that are subject to consumption tax. Under the new regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. We have expressed our view to the SAT of Fujian Province, or Fujian SAT, that our biodiesel products, which are produced from used cooking oil, vegetable oil offal and jatropha oil, should not be subject to such consumption tax. We have been informed that the Fujian SAT and Fujian Municipal Finance Bureau have jointly issued a written proposal to the SAT of the PRC, or PRC SAT, requesting for a specific exclusion of biodiesel products, that do not contain diesel content, from paying consumption tax. However, the PRC SAT has not replied to this proposal as of the date of this annual report. In order to minimize operating cash outflows that would result from the assessment of consumption tax from the local tax bureau, we have suspended operations at our Fujian plant pending a resolution from the PRC SAT. Although we did not pay consumption tax for our sales of biodiesel products during 2009, we made a provision of RMB103.8 million, based on the current consumption tax regulations, in respect of 129.7 million liters of biodiesel sold as a refined oil product in 2009. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor. Primarily as a result of this suspension and our decision to shift our sales channel away from the refined oil market to the chemical industry in response to the continued uncertainty over the consumption tax issue, our sales volume of biodiesel products decreased by 37.8% from 231,377 tons for 2008 to 143,818 tons for 2009.

Due to ambiguity surrounding the application of the consumption tax, we cannot assure you that our biodiesel products are not subject to consumption tax under the new regulations. If the relevant authorities later determine that our biodiesel products are subject to such consumption tax and we are taxed for our sales of biodiesel products going forward, our business, results of operations and financial condition could be materially and adversely affected.

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

The global financial and economic crisis has adversely affected the U.S. economy and many other parts of the world, including the PRC. As a result of this crisis, financial markets have experienced significant disruptions, leading to extreme volatility and dislocation of the global capital markets. Many of the world’s major economies have entered into recession and have not recovered. The PRC economy also slowed down significantly in the second half of 2008 and during 2009. Due in part to the global financial crisis, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of RMB4 trillion (US$586 billion).

As we operate substantially in the PRC where we primarily sell our products, a prolonged recession or a slowing of the PRC economy, or a decrease in business activity in our end markets could reduce demand for our products, which could materially and adversely affect our financial condition and results of operations.

Changes in China’s political and economic policies could have a material adverse effect on our business operations.

The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. For approximately three decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. Many of the reforms are unprecedented or experimental and are expected to be modified from time to time. Other political, economic and social factors may also lead to further readjustment or introduction of other reform measures. This process of reform may have a material impact on our operations in China or may adversely affect our results of operations as our current revenue is substantially derived from our operations in China. Our financial condition and results of operations may be adversely affected by changes in China’s political, economic and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, as the Chinese economy experienced high rate of increase in residential property prices in 2009, to combat high property prices and prevent the economy from overheating, the PRC government adopted a number of measures, including raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in improving the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may materially and adversely affect us if they reduce the demand for biodiesel.

Our business, financial condition and results of operations could be adversely affected by PRC labor laws and regulations.

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

We are a holding company, and we rely principally on dividends and other distributions paid by our intermediate holding companies, Carling Technology Limited, or Carling Technology, Brightest Resources Limited, or Brightest Resources, Joywin Technology Limited, or Joywin Technology, Profit Faith Technology Limited, or Profit Faith Technology, Gushan Holdings Limited, or Gushan Holdings and Gushan Bio-Energy Limited, or Gushan Bio-Energy, and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan and Gushan (China) Biomass Energy Technology Co. Ltd., or Biomass, as a foreign-invested enterprise in China, is required under PRC laws and regulations to provide for statutory general reserves. Each is also required to allocate at least 10% of their after tax profits as reported in the PRC statutory financial statements to the general reserves and have the right to discontinue allocations to these funds once the cumulative amount of such reserves has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2009, the amount of these restricted portions was RMB68.1 million (US$10.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

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

We receive all of our revenue in Renminbi, which is not freely convertible into other currencies, except under certain circumstances. Current foreign exchange regulations have significantly reduced the PRC government’s foreign exchange control on current account transactions, including trade and service related to foreign exchange transactions and payment of dividends. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions under certain circumstances. Any such change to the foreign exchange regulations may adversely affect our ability to pay dividends or satisfy other foreign exchange requirements.

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments or deposits we make, if any.

Any change in the preferential tax rates or tax holidays we enjoy in China, or the status of our subsidiaries as foreign-invested enterprises, may reduce our net profits.

Prior to January 1, 2008, a foreign-invested enterprise in China, or FIE, was typically subject to corporate income tax, or CIT, at the rate of 33%, which comprises 30% national income tax and 3% local income tax, on taxable income. The PRC government authorities provided various incentives to FIEs. For example, as a result of such preferential rates and tax holidays, each of Handan Gushan and Fujian Gushan enjoyed full exemption from CIT in the first two years followed by a 50% exemption from CIT in the next three years starting with their respective first profitable year after being an FIE, which began in 2005 for Handan Gushan and 2006 for Fujian Gushan. Sichuan Gushan enjoyed full exemption from CIT in 2005 and exemption from national income tax in 2006, followed by a 50% exemption from national income tax/unified CIT from 2007 to 2009. See Item 5, “Operating and Financial Review and Prospects.” On March 16, 2007, the National People’s Congress of China enacted a new corporate income tax law, or the New CIT Law, under which foreign-invested enterprises, such as our PRC subsidiaries and domestic companies, would be subject to CIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The New CIT Law became effective on January 1, 2008. Under the New CIT law and the Notice on the Implementation of Transitional Preferential Policies on Corporate Income Tax, issued by the State Council on December 26, 2007, effective from January 1, 2008, enterprises that were established and were entitled to preferential tax rates or tax holidays before March 16, 2007 are to (i) in the case of preferential tax rates, increase from a 24% rate to a 25% rate beginning on January 1, 2008 or gradually increase from a 15% rate to a 25% rate over a period of five years beginning January 1, 2008, or (ii) in the case of tax holidays continue to enjoy them until the expiration of such term. Therefore, our subsidiaries in China will continue to be entitled to the tax holidays currently enjoyed by them until the expiration of the tax holiday term. We cannot assure you that any of our PRC subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

On August 8, 2006, the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the New M&A Rules, were promulgated jointly by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the PRC SAT, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange of China, or SAFE, and came into effect on September 8, 2006.

Under the New M&A Rules, FIEs established by way of acquisition of related domestic companies by offshore companies which are established or controlled by PRC domestic companies, enterprises or persons will not be entitled to be treated as FIEs except when, if the offshore companies offer to buy the company through a capital increase of the domestic companies, or increased capital to the enterprises established by the offshore companies after merger, the sum of capital increase is equal to more than 25% of the FIE’s registered capital. According to Chen & Co. Law Firm, our PRC legal advisor, PRC laws and regulations with specific effective dates generally have no retroactive effect. However, we cannot assure you that the New M&A Rules will not apply to our subsidiaries in the PRC. If the New M&A Rules are applicable to our subsidiaries in the PRC, our PRC subsidiaries may not be able to enjoy preferential treatment as FIEs and our financial condition and results of operations could be adversely affected.

The New CIT Law could affect tax exemptions on dividends received by us and our shareholders and increase our CIT rate.

The New CIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to CIT at the rate of 25% on its worldwide income. The Implementation Rules of the Corporate Income Tax Law prescribe that a “de facto management organization” means an organization that exercises substantive and overall management and control over the enterprise’s business operations, personnel, finance, property and other functions. Although the Implementation Rules provide a definition of “de facto management organization,” such definition has not been tested and there remains uncertainty as to the circumstances under which a non-PRC enterprise’s de facto management organization is considered to be located in the PRC. We may be deemed a PRC tax resident enterprise and therefore subject to an CIT rate of 25% on our worldwide income because a majority of the members of our management are located in China.

Moreover, under the New CIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if we are categorized as a PRC tax resident enterprise and if such income is paid from our PRC subsidiaries.

The New CIT Law also provides that qualified dividends received by a PRC tax resident from another PRC tax resident are exempt from CIT. However, given the short history of this law, it remains unclear as to the detailed qualification requirements for such exemption and whether the dividends which the Company receives indirectly from our PRC subsidiaries will be exempt from CIT if it is recognized as a PRC tax resident enterprise.

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

SAFE rules and regulations may limit our ability to transfer the net proceeds from any of our future securities offerings to our subsidiaries in the PRC, which may adversely affect our business expansion and we may not be able to convert our U.S. dollar or Hong Kong dollar denominated cash balances deposited in Hong Kong into Renminbi to invest in or acquire any other PRC companies.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and, unless otherwise stipulated, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from any of our future securities offerings to our subsidiaries in the PRC, which may adversely affect our business expansion and we may not be able to convert our U.S. dollar or Hong Kong dollar denominated cash balances deposited in Hong Kong into Renminbi to invest in or acquire any other PRC companies.

The outbreak of any severe transmissible disease in China, if uncontrolled, could adversely affect our results of operations.

The outbreak of any severe communicable disease in China, such as Severe Acute Respiratory Syndrome, avian flu or swine flu, if uncontrolled, could adversely affect the overall business sentiment and environment in China, which in turn may have an adverse impact on domestic consumption and, possibly, the overall gross domestic product, or GDP, growth in China. As our revenue is currently derived from our China operations, any contraction or slow down in domestic consumption and slowdown in the GDP growth of China will adversely affect our financial condition, results of operations and future growth. In addition, if any of our employees is infected or affected by any severe communicable diseases outbreak, it could adversely affect or disrupt our production at the relevant plants and adversely affect our results of operations, as we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in China may also affect the operations of our customers and suppliers, which may have an adverse effect on our business, financial condition and results of operations.

All employee participants in our share option scheme who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on March 28, 2007, the Department of General Administration Affairs of SAFE issued the

Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular No. 78. For any plans which are covered by Circular No. 78 and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. Registration should have been made within three months if the employee participated in such plan prior to the effective date of Circular No. 78. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock option.

Circular No. 78 has not yet been made publicly available and has not been formally promulgated by SAFE. However, SAFE has already begun enforcing its provisions. We cannot predict whether SAFE will continue to enforce this circular or adopt additional or different requirements with respect to equity compensation plans or incentive plans. If it is determined that our share option scheme is subject to Circular No. 78, failure to comply with such provisions may subject us and the participants of our share option scheme who are PRC citizens to fines and legal sanctions and may prevent us from further granting options under our share option scheme to our employees. Such events could adversely affect our business operations.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

The market price of our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been, and is likely to continue to be, highly volatile in response to factors such as variations in our operating results; failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance; changes in financial estimates by securities research analysts; sales or perceived sales of additional shares or ADSs; technological improvements in the biodiesel manufacturing process by us or our competitors; reduction or elimination of PRC government grants and economic incentives for the renewable energy industry; any change in applicable PRC law adversely affecting the renewable energy industry as a whole or the biodiesel industry in particular, including recent assessments of consumption tax on sales of our biodiesel products; news regarding any gain or loss of customers by us; news regarding recruitment or loss of key personnel by us or our competitors; adverse claims and allegations about our Company, our business, our financial reporting, our executives or directors, or other matters relating to us, see Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings”; announcements of competitive developments, acquisitions or strategic alliances in the biodiesel industry; general market conditions or other developments affecting the renewable energy industry; agricultural or other conditions in the PRC that may impact our supply of raw materials; and sales of additional ordinary shares or ADSs.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. As of the date of this annual report, we had 166,831,943 ordinary shares outstanding, including 101,391,628 ordinary shares outstanding under the name of the depositary on behalf of the holders of 50,695,814 ADSs. Our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, or the Securities Act.

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

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

Substantially all of our assets and our subsidiaries are located in China. In addition, most of our directors and officers reside within China and Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon most of our directors and officers, including with respect to matters arising under the U.S. federal securities laws or applicable state securities laws. Moreover, our PRC legal advisor, Chen & Co. Law Firm, has advised us that China is not a party to any treaties providing for reciprocal enforcement of judgments of courts with the United States, the United Kingdom, Japan or certain other jurisdictions. As a result, recognition and enforcement in China of judgments of a court in the United States or any other jurisdictions mentioned above in relation to any matter may be difficult or impossible.

As a result of being a public company, we are subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These requirements of Section 404 first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and an attestation report by our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. Although our management determined that our internal controls over financial reporting were effective at December 31, 2009, see Item 15, “Control and Procedures” in the future, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may disagree and issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements.

Prior to our initial public offering in December 2007, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting as of December 31, 2007. However, in connection with the audits of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm identified several control deficiencies in our internal controls, including our lack of an internal audit function and adequate U.S. GAAP resources. We expect to continue to upgrade our systems, implement additional financial and management controls, reporting systems and procedures, implement an internal audit function and hire additional accounting, internal audit and finance staff. In April 2008, we recruited an internal audit director to head our internal audit department and expanded our financial and accounting staff, the team of which we have maintained through 2009, and expect to continue to maintain in the future. If we fail to timely achieve and maintain the adequacy of our internal controls in the future, we may not be able to conclude that we have effective internal controls over financial reporting.

Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we continue to incur considerable costs and use significant management time and other resources in an effort to comply with our reporting and other obligations, including Section 404.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2010 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets including, among others, goodwill and equity investments in less than 25%-owned entities, which may change from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which has been fluctuating and is likely to continue to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder, as defined under Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation”, held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. Holder.

For more information on the tax consequences to you if we were treated as a PFIC, see Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, Sichuan Gushan, was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands. Since then, Carling Technology has become the ultimate holding company of four additional subsidiaries in China, three of which were established by us and one of which was acquired by us. In anticipation of our initial public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands on May 16, 2006, as our listing vehicle and our holding company. Through a series of transactions, Gushan Environmental Energy Limited became a holding company of Carling Technology in September 2007. In December 2007, we completed the initial public offering of our ADSs and listed our ADSs on the NYSE.

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan, a wholly foreign-owned enterprise established in China on May 13, 2005;

•	Handan Gushan, formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a sino-foreign joint venture established in China on May 15, 2003, which we acquired on June 1, 2005;

•	Beijing Gushan, a wholly foreign-owned enterprise established in China on August 17, 2006;

•	Shanghai Gushan, a wholly foreign-owned enterprise established in China on December 18, 2006;

•	Chongqing Gushan, a wholly foreign-owned enterprise established in China on January, 24, 2008; and

•	Hunan Gushan, a wholly foreign-owned enterprise established in China on January 14, 2008.

We are constructing a new plant near Sichuan Gushan’s existing plant, which is expected to be completed by the end of the second quarter of 2010. The new plant will be owned and run by Sichuan Gushan.

See Item 4.C, “Organizational Structure” for further information.

For a description of our principal capital expenditures since January 1, 2007 and principal capital expenditures currently in progress, including the amount invested and method of financing, see Item 5, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

B. Business Overview

Overview

We are a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. Our aggregate annual biodiesel production capacity increased from 190,000 tons in 2007 to 290,000 tons and 450,000 tons as of December 31, 2008 and 2009, respectively. We target to increase our annual production capacity to 500,000 tons by the end of the second quarter of 2010. We sold 182,969, 231,377 and 143,818 tons of biodiesel for the years ended December 31, 2007, 2008 and 2009, respectively. Our Sichuan, Hebei, Beijing and Shanghai production facilities are currently in operation. Operations at our Fujian facility have been suspended since April 2009, and operations at our Chongqing and Hunan facilities have not commenced for the reasons described below relating to the consumption tax issue.

We generated revenues of RMB1,008.1 million, RMB1,495.6 million and RMB628.2 million (US$92.0 million) for the years ended December 31, 2007, 2008 and 2009, respectively. Our net income was RMB230.3 million, RMB269.0 million and our net loss was RMB283.5 million (US$41.5 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

We produce biodiesel and by-products of biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Biodiesel is a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily produced from a variety of feedstocks, such as vegetable oil, animal fat and recycled cooking oil. Biodiesel can be used to fuel a wide range of diesel engines, typically after blending with diesel, including diesel engines found in trucks, mass transit vehicles, marine vessels and generators and is also used as fatty acid methyl ester in the chemical industry. The by-products of our biodiesel production have numerous commercial applications in the food, pharmaceutical and manufacturing industries.

The PRC government introduced three new regulations in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these new regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter. Prior to January 1, 2009, biodiesel products that are produced from animal and vegetable fats and oils were specifically exempted from consumption tax. The new regulations redefined diesel products that are subject to consumption tax. Under the new regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. In May 2009, Fujian Gushan received a notice from the local SAT requesting that it submit tax returns accounting for consumption tax on all of Fujian Gushan’s biodiesel sales at a rate of RMB0.8 per liter. We have expressed our view to the Fujian SAT that our biodiesel products, which are produced from used cooking oil, vegetable oil offal and jatropha oil, should not be subject to such consumption tax. We have been informed that the Fujian SAT and Fujian Municipal Finance Bureau have jointly issued a written proposal to the PRC SAT, requesting for a specific exclusion of biodiesel products, that do not contain diesel content, from paying consumption tax. However, the PRC SAT has not replied to this proposal as of the date of this annual report. As a result, we decided to extend the suspension of operations at Fujian Gushan after the suspension due to road maintenance from April to June 2009, in order to minimize operating cash outflows that would result from the assessment of consumption tax from the local SAT.

In July 2009, Sichuan Gushan also received a notice from the local SAT requesting that it submit tax returns accounting for consumption tax on all of Sichuan Gushan’s biodiesel sales at a rate of RMB0.8 per liter. After we discussed this matter with the local SAT for several months, in September 2009, the SAT of Sichuan Province agreed to defer the assessment of consumption tax on Sichuan Gushan until a decision is rendered by the PRC SAT. As a result, we kept Sichuan Gushan in operation. As of the date of this annual report, Fujian Gushan remains suspended and we have not commenced production at the Chongqing and Hunan plants pending clarification of the consumption tax issue. Up to the date of this annual report, other than Fujian Gushan and Sichuan Gushan, none of our production plants have received consumption tax assessments. However, no assurance can be given that we will not receive such assessments for our other plants. If at any time such request is received, we will evaluate the appropriateness of a suspension of production at a relevant plant on a case-by-case basis. Currently, all of our other production plants remain in operation. We did not pay consumption tax for our sales of biodiesel products in 2009 but made a provision of RMB103.8 million, based on the current consumption tax regulations, in respect of 129.7 million liters of biodiesel products sold as a refined oil product. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor with respect to the consumption tax issue.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, we are continuing our efforts in expanding alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the absolute decrease in the sales volume of biodiesel. However, the proportion of biodiesel sold to the chemical market continued to increase from 8.6% of the total volume of biodiesel sold in 2008 to 23.3% in 2009.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained two patents in China, one for a biodiesel manufacturing method we invented and the other for a method of producing certain by-products, and we have five pending patent applications in China relating to methods of producing biodiesel and different types of by-products of biodiesel production. We have also obtained a patent for a biodiesel manufacturing method from the United States Patent and Trademark Office. On September 4, 2008, we also filed two applications with the United States Patent and Trademark Office relating to methods of producing different types of by-products from biodiesel production. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our competitive position as a leader in the PRC biodiesel industry.

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

We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire the raw materials supply for each of our production facilities primarily from local suppliers. Our ability to acquire significant quantities of raw materials and make prompt payments has enabled us to establish strong relationships with our suppliers. These relationships and the ability of our facilities to use a range of different types and grades of raw materials in turn have allowed us to leverage our purchasing power and secure raw materials on relatively favorable pricing and delivery terms.

We are also preparing to diversify our source of raw materials and have signed long-term contracts for castor bean oil with a supplier in Sichuan and for castor beans from another supplier in Indonesia in 2009. We have an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, from the supplier in Sichuan through 2012, which represents substantially all of the expected output the supplier will produce, and an exclusive right to purchase all castor beans grown by the supplier in Indonesia through 2014. We will seek to continue purchasing alternative raw materials under similar long-term supply arrangements in order to help secure our supply of raw materials at more stable prices.

We currently have seven production facilities, located in Fujian, Sichuan, Hebei, Beijing, Shanghai, Chongqing and Hunan in China. Our aggregate annual biodiesel production capacity has increased substantially from 10,000 tons in 2001 to 450,000 tons as of the date of this annual report. While our Sichuan, Hebei, Beijing and Shanghai production facilities are currently in operation, we have temporarily suspended the operations of our production facility in Fujian, and deferred the commencement of operations in Chongqing and Hunan due to the consumption tax issue as discussed in Item 3, “Key Information—Risk Factors—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition” and Item 5, “Operating and Financial Review and Prospects—A. Operating Results—Overview—Corporate income tax laws in China.” We are currently constructing a new plant near our existing Sichuan facility. We currently target to increase our annual biodiesel production capacity to 500,000 tons by the end of the second quarter of 2010. The following map sets forth the locations of our existing and planned production facilities:

Our Strengths

We believe that the following strengths have contributed to our competitive position in China:

Leading biodiesel producer in China with early-mover advantage

We are a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Our current annual biodiesel production capacity is 450,000 tons. We target to increase our annual biodiesel production capacity to 500,000 tons by the end of the second quarter of 2010 through construction of a new plant near our existing Sichuan facility. We believe we were among the first companies in China to produce biodiesel on a commercial scale, and this early-mover advantage in China and our reputation for high quality products has assisted us to establish numerous strong customer and supplier relationships and expand our relationships with our existing customers. We believe we are well-positioned to meet China’s demand for biodiesel and related chemical by-products.

Efficient proprietary production technology

We pursue technological improvements to our manufacturing processes through our strong in-house development team and have obtained an invention patent for our biodiesel manufacturing process and another for a method of producing certain by-products from the State Intellectual Property Office of the PRC and another patent for a biodiesel manufacturing method from the United States Patent and Trademark Office. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency. Our combination of trade secrets and proprietary production technology enables us to use lower-grade, lower-cost feedstock, including vegetable oil offal and used cooking oil, as compared to the high-value food-grade vegetable oils. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. We have entered into short-term supply contracts with certain of our suppliers in order to enhance the reliability and flexibility of our supply network. In order to diversify and secure our source of feedstock at a stable price, we also signed long-term contracts for castor bean oil with a supplier in Sichuan and for castor beans from another supplier in Indonesia. We believe our emphasis on research and development will enable us to continue to increase our production efficiencies and assist us in maintaining and expanding our competitive position as a leader in the PRC biodiesel industry.

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

Strong execution capabilities

We have a proven ability to establish and quickly ramp up production at facilities in strategic locations across China. Our proprietary production technology can be replicated in multiple geographic locations, thereby enabling us to leverage our technological know-how to establish production facilities located across China. After commencing operations in Sichuan in 2001, we built a new production line in Sichuan in 2004, acquired Handan Gushan in 2005, completed a new production facility in Fujian in 2006, completed another new production line in Sichuan in 2007, completed new production facilities in Beijing and Shanghai in 2008. We recently added additional production facilities in Beijing and Shanghai in February and August 2009, respectively. In addition to these expansions, we completed the construction of our Chongqing and Hunan production facilities in the second quarter of 2009, thereby expanding our annual biodiesel production capacity to 450,000 tons. Furthermore, we are constructing a new plant near our existing Sichuan production facility which is targeted to be completed by the end of the second quarter and to commence production in the third quarter of 2010 with an annual biodiesel production capacity of 50,000 tons. We expect that completion of this plant will increase our aggregate annual biodiesel production capacity to 500,000 tons. We believe our track record for successful production capacity expansions and well-developed supplier network enhance our ability to complete such planned expansion.

Experienced management and operations teams with local market knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge. Mr. Jianqiu Yu, our founder, principal executive officer and chairman, has extensive experience managing and operating companies in the petrochemical industry and has received numerous awards from PRC authorities for his contributions to related technology. We believe our management team’s in-depth knowledge of the biodiesel market in China will enable us to formulate sound for maintaining our production capacity, for enhancing efficiency and in the procurement of alternative raw materials in sufficient quantities and at favorable prices. In addition, we believe our management team’s strong track record will enable us to take advantage of market opportunities.

Our Strategies

We intend to maintain and expand our competitive position as a leader in the PRC biodiesel industry while maximizing shareholder value and pursuing a growth strategy that includes:

Maintaining our leadership position in production capacity

We believe we established the first large-scale production facility for biodiesel in China in 2001. Currently, our production facilities in Fujian, Sichuan, Hebei, Beijing, Shanghai, Chongqing and Hunan have an aggregate annual biodiesel production capacity of 450,000 tons. Furthermore, we are constructing a new plant near our existing Sichuan production facility which is targeted to be completed by the end of the second quarter of 2010 and to commence production in the third quarter of 2010 with an annual biodiesel production capacity of 50,000 tons. We expect that completion of this plant will increase our aggregate annual biodiesel production capacity to 500,000 tons. We believe our current production capacity enables us to meet China’s demand for biodiesel and related chemical by-products as well as to capture a greater market share in the relatively young biodiesel industry. To position us for future overseas distribution and to provide the opportunity to diversify our supplier and customer network to include overseas suppliers and customers in other parts of the PRC, we have strategically located our Fujian and Shanghai production facilities near major ports, thereby providing access to global shipping routes and access to international markets.

Strengthening our relationships with key customers and diversifying our customer base

We intend to strengthen our existing relationships with key customers while further expanding our customer base. We plan to continue providing high-quality and cost-competitive products to our existing customers and making proper use of our existing customer network and strong industry reputation. We plan to increase our sales service personnel to further expand our supplier and customer base and to provide increased coverage of the biodiesel market. In addition, we plan to continue our research and development of biodiesel by-products, as well as commercial applications of such by-products, to further expand our customer base. To assist our efforts, we intend to continue to use customer feedback to improve our service quality and strengthen our long-term customer base.

Focusing on production efficiency and product development

We plan to continue to enhance the efficiency of our biodiesel production processes through additional investment in our in-house research and development capabilities. We intend to continue improving our production technology to enhance our leadership position in the PRC biodiesel industry. We have established a subsidiary, Biomass, in the PRC to centralize research and development activities to further strengthen our research abilities and develop new products as well as to develop more efficient and lower cost manufacturing processes. For example, we are developing new processing methods to further improve our technology of using inedible oils, such as castor bean oil and jatropha oil, as feedstock and to further improve the quality of plant asphalt, one of our by-products. In addition, we continue to research the commercial applications of other by-products generated during biodiesel production.

Exploring the use of alternative raw materials

We are also preparing to diversify our source of raw materials tby utilizing castor bean oil. We have signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009. Castor bean oil itself is an intermediate product in the chemical industry as well as a raw material to produce biodiesel. The supply of castor bean is abundant in south-east Asian countries and we believe this strategy will enable us to secure raw materials at a more stable purchase price as well as to enlarge our product mix by selling castor bean oil to the chemical industry.

Enhancing marketing efforts

We plan to increase our marketing and branding activities for our biodiesel and other products as well as to increase public awareness of biodiesel as an environmentally friendly alternative to petroleum-based fuels. We intend to use these marketing efforts to leverage our strong relationships with existing customers, which we believe will give us the ability to market our biodiesel and other products to prospective customers more effectively. We have established a biodiesel promotion center at our Fujian plant for the purpose of demonstrating and promoting our biodiesel and to enhance public knowledge and awareness of biodiesel. We believe our plans to expand our sales and marketing network will provide a key advantage as we expand the geographic scope of our operating facilities across China.

Broadening the scope of our business opportunities

Difficult market conditions and lingering uncertainty over the consumption tax issue resulted in a challenging year ended December 31, 2009. We intend to diversify the scope of our business opportunities by supplying biodiesel to the chemical industry, which is not subject to the consumption tax. Furthermore, to seek to enhance long-term shareholder value, we plan to actively pursue opportunities for strategic investments in the energy and environmental sectors.

Our Products

Our biodiesel production process generates biodiesel and the by-products of biodiesel production, such as glycerine, a distillation residue of biodiesel production known as plant asphalt, erucic acid and erucic amide, which have numerous commercial applications. Our products include:

•

Biodiesel. A renewable, clean-burning and biodegradable alternative to diesel and a raw material in the chemical industry, which can be used to power a wide range of diesel vehicles, including trucks, mass transit vehicles and marine vessels and can be used as fatty acid methyl ester to produce chemical products;

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

•	Erucic amide. An anti-felt, anti-static agent for fabrics and a plastics lubricant;

•	Stearic acid. A fatty acid used in making plastics, soaps, cosmetics and candles; and

•	Fatty acid methyl ester. An intermediate product sold to the chemical industry.

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

Many of our customers mix the biodiesel they purchase from us with their own diesel. The following table sets forth information regarding our biodiesel and by-products sales volumes for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume
Biodiesel	182,969	89.2	231,377	90.6	143,818	88.6
By-products	22,134	10.8	23,878	9.4	18,469	11.4

Total	205,103	100.0	255,255	100.0	162,287	100.0

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil, which are widely available in China, as the primary raw materials for our manufacturing process. Recycling of vegetable oil offal and used cooking oil also carries additional environmental benefits as disposal without proper processing can be hazardous. These inedible oils were sourced from provinces in the southern and western part of China. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to relatively higher-grade, higher-cost feedstock. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. From the fourth quarter of 2008, we also began using a small amount of inedible oils, such as castor bean oil and jatropha oil, as feedstock at our existing Sichuan production facility.

To help secure adequate raw materials supplies and minimize purchasing costs, we use one to two main feedstock suppliers and several secondary suppliers for each production facility. We sometimes enter into contracts of up to two years in duration, but extendable by negotiation, with our suppliers that set forth the purchase volume but not the pricing terms. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal, used cooking oil, jatropha oil and castor bean oil used in our operations:

	Year ended December 31,
	2007	2008	2009
	(in tons)	(in tons)	(in tons)
Vegetable oil offal and used cooking oil	235,700	302,421	182,512
Jatropha oil	—	3,005	—
Castor bean oil	—	—	6,023

Total	235,700	305,426	188,535

As we expand the geographic scope of our operating facilities across China, we expect the usage ratio of used cooking oil to increase because used cooking oil is more readily available in these expansion areas. Unlike vegetable oil offal, used cooking oil produces comparatively lower quantities of our by-products. By utilizing a greater percentage of used cooking oil as a portion of our raw materials, we expect the percentage of revenues contributed by by-products to decrease.

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

In order to help diversify and secure our source of feedstock at a stable price, we signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009. Castor bean oil itself is an intermediate product in the chemical industry as well as a raw material used to produce biodiesel.

Pursuant to the contract with the supplier in Sichuan, we have an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, which represents substantially all of the expected output the supplier will produce, on a cost-plus basis through 2012. The purchase price of castor bean oil from Sichuan may be adjusted based on the supplier’s costs from time to time.

Pursuant to the contract with the supplier in Indonesia, we have an exclusive right to purchase all castor beans grown by the supplier through 2014. The purchase price of castor bean from Indonesia varies with the quality of the supplier’s output and may be adjusted based on consumer price index in Indonesia from time to time.

For 2007, 2008 and 2009, our five largest suppliers represented 56.2%, 45.1% and 35.7% of our total cost of revenues, respectively, while our largest supplier represented 18.7%, 10.2% and 9.6% of our total cost of revenues, respectively. For the years ended December 31, 2007, 2008 and 2009, we had three suppliers, one supplier and no suppliers which represented more than 10% of our cost of revenues, respectively. As we expand our production facilities to other regions in China, we expect that our purchases from our largest suppliers as a percentage of our total purchases will further decrease.

Manufacturing

Production process

Our production method utilizes production technologies for which we have obtained patents. The following chart illustrates our manufacturing process:

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

Transesterification (the process by which vegetable oil is combined with methanol to produce biodiesel and glycerine) of the raw materials then takes place in a reactor tower under heat and pressure. Water is removed from the reaction at the bottom of the methanol recovery tower. Methanol is then recycled at the top of the tower back to the reactor for further reaction. The resulting material is then dehydrated in a precipitator for continuous distillation at lower pressure in a distillation tower to produce biodiesel.

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

Customers

Our biodiesel customers are based in China and can be classified into three major groups: direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators, chemical companies and factories. Petroleum wholesalers purchase biodiesel from us for subsequent distribution to individual gas stations. Petroleum wholesalers include local subsidiaries of state-owned enterprises or privately owned companies. Beginning in March 2008, we also commenced sales of some of our biodiesel products to chemical companies at higher average selling prices than to our other customers. These customers use our biodiesel to produce a variety of products, including elasticizers, surfactants, alkyd resin, leather greasing agents and anticoagulants.

The following table sets forth the percentage of our revenues by our three principal groups of biodiesel customers for the periods indicated:

	2007	2008	2009
Customer
Direct users	47.6%	44.9%	36.7%
Petroleum wholesalers	34.2%	23.4%	32.4%
Individual retail gas stations	18.2%	31.7%	30.9%

We adopt similar credit policies and sales, marketing and distribution strategies across these three groups of customers. We usually sign sales contracts for a term of approximately one year with our customers for biodiesel and approximately one year or less with our customers for by-products. The total sales volume, the pricing, product specifications, the delivery schedule and the method of delivery are agreed and set out in the sales contracts. Depending on the market conditions, we sell our biodiesel either at no discount or at a discount to the local retail market prices for diesel products. In most cases, customers will arrange their own delivery from our facilities to their own locations. We set the payment methods depending on our business relationship, customers’ credit records and the current market conditions. We occasionally provide our customers with 30-day credit terms.

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

For 2007, 2008 and 2009, our five largest customers contributed 24.3%, 20.6% and 22.4% of our total revenues, respectively, while our largest customer contributed 8.7%, 9.1% and 7.4% of our total revenues, respectively. In 2007, 2008 and 2009, none of our customers accounted for more than 10.0% of our revenues.

Sales and Marketing

We conduct all of our sales through direct sales by our own sales personnel of our operating subsidiaries. We sell our biodiesel mainly to customers located in close proximity to our production facilities in operation. Our by-products are mainly sold to chemical plants and other companies.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Most of our customers pick up our products directly from our production facilities. Our products are typically transferred by pipeline to trucks at our facilities. At our Fujian production facility, although the construction of our port facilities is near completion, we are still waiting for the operating permit from the Fuzhou Port Management Bureau. The port facilities are expected facilitate delivery of our products and receipt of raw materials by sea in the future.

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

One of our biodiesel production processes is protected by an invention patent (patent no. ZL02133591.5) granted by the State Intellectual Property Office of the PRC and effective as of August 7, 2002. The term of this patent is 20 years from August 7, 2002. This patent is held by Sichuan Gushan, which has licensed the patent to our other subsidiaries.

On January 23, 2008 we obtained an invention patent (patent no. ZL200510020486.6) for a method of producing certain by-products, granted by the State Intellectual Property Office of the PRC. This patent has a term of 20 years starting from March 9, 2005. This patent is held by Sichuan Gushan.

On February 23, 2010, we obtained an invention patent (patent no. US 7,667,060 B2) for one of our biodiesel production methods, granted by the United States Patent and Trademark Office. This patent is effective from April 25, 2008 to September 13, 2028 and is held by Sichuan Gushan.

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

The biodiesel industry is still at an early stage in China and we have thus far experienced limited competition from domestic biodiesel producers. Our competitors include China Biodiesel International Holding Co., Ltd., East River Energy Resources, SINOPEC, CNOOC, and PetroChina and domestic manufacturers that are currently in the development stage of biodiesel production.

China represents a potentially lucrative market for international competitors, many of whom may seek to enter the PRC market. We believe that there are no foreign competitors with a material presence in the biodiesel industry in China. However, in the past it has been reported that certain Malaysian producers have expressed interest in establishing biodiesel production facilities in China and that they will likely use imported Malaysian palm oil as a feedstock. Although the current price of palm oil appears prohibitively too high for overseas manufacturers to commercially validly operate in the PRC market, we expect that some overseas manufacturers will enter China once the price of palm oil or other alternative feedstock becomes more affordable. The biodiesel industry in China may become more competitive due to competition from overseas manufacturers in the future. We believe that our annual production capacity, early entry into the commercial biodiesel market in China, strong customer relationships and reputation for high quality products has differentiated us from our competitors. Nevertheless, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local customers, may be able to secure a significant market share in regions where we currently do not have active operations. Further, our international competitors may have comparatively greater financial and research and development resources. Any increase in the number or size of competitors may affect our competitive position in the biodiesel market and our overall performance and profitability.

Facilities

We both own and lease properties for our operations. We own or expect to obtain land use rights to a total of approximately 340,542 square meters of land for all of our existing plants and plant under construction. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located on premises comprising approximately 3,600 square meters in an office building in Fuzhou, China. This leasehold interest will expire on September 30, 2010, subject to renewal.

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

Environmental Matters

Given the nature of our business, we generate waste water, exhaust fumes and noise during our production process. We have implemented a comprehensive set of environmental protection measures to treat emissions generated during our production process to minimize the impact of our production process on the environment. These measures include the following:

•

Waste water. Waste water processed by our facilities meets the PRC national standard for discharge. To conserve water resources, we also recycle and reuse waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waste water into the environment;

•

Exhaust fumes. We generate exhaust fumes during our production process. Exhaust fumes generated during our production process are filtered to reduce dust, sulfur dioxide, trisodium phosphate (TSP), NOx and organic elements. In each case, exhaust fumes are treated to comply with PRC national air quality standards; and

•

Noise. We generate noise through the operation of our heating, ventilation and pumping systems. We typically reduce the noise generated by these activities to a range of 60 decibels to 80 decibels by employing various noise reduction measures that comply with applicable law.

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

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. On August 20, 2009, a production facility contractor filed a lawsuit against us in the People’s Court of Fengxian District, Shanghai, alleging that we failed to pay the entire contract sum payable with respect to its construction of our Shanghai plant. We defended this lawsuit on the basis that the construction quality of the plant failed to meet the standard agreed upon between us and the contractor, and as such, we were entitled to withhold the remaining balance due. On January 18, 2010, the People’s Court of Fengxian District, Shanghai issued a judgment in favor of the contractor, pursuant to which we were held liable in the amount of approximately RMB5.9 million. On January 28, 2010, we filed an appeal to the Shanghai No. 1 Intermediate People’s Court. Although we plan to vigorously defend this action, the outcome of this lawsuit is uncertain. If the Shanghai No. 1 Intermediate People’s Court rules in favor of the plaintiff, we will be liable to compensate the plaintiff approximately RMB5.9 million, of which we have recorded RMB5.3 million in “Accounts payable for property, plant and equipment” and “Accrued expenses and other payables” in our balance sheet as of December 31, 2009.

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

Pursuant to the Law of Renewable Energy Resources, which came into effect on January 1, 2006 and as amended on December 26, 2009, the PRC government encourages the manufacturing and application of bioliquid fuel, and mandates petroleum-selling enterprises to include bioliquid fuel that meets the PRC national standards into their fuel-selling system. If any petroleum-selling enterprise fails to do so, such petroleum-selling enterprise will be liable for the economic loss suffered by the manufacturers of bioliquid fuel. Financial institutions may provide government-subsidized interest loans to renewable energy projects which fall within the National Guidance Catalogue for Renewable Energy Resources Industry Development and meet relevant credit requirements.

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

The Implementation Opinion on Financial and Taxation Supportive Policy for the Development of Bioenergy and the Biochemical Industry was issued jointly by the PRC Ministry of Finance, NDRC, Ministry of Agriculture, the PRC SAT, and State Forestry Administration on September 30, 2006. The Implementation Opinion proposed various supportive policies for enterprises engaging in the bioenergy and biochemical industries, including government subsidies and preferential tax treatment.

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

On March 2, 2010, the General Office of the State Council of the PRC promulgated Guobanfa [2010] No. 17 on “Rectification Arrangement of Food Safety for the Year of 2010” and on March 19, 2010, the State Food and Drug Administration promulgated Guoshiyaojianshi [2010] No. 106 on “Rectification Implementation of Food Safety in Restaurants”, both regulations aim to, among others, reinforce the prohibition of processing food by using waste grease and using used cooking oil.

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

Tax Incentives

On December 9, 2008, the PRC SAT and Ministry of Finance jointly issued Policies for Products Generated from Comprehensive Utilization of Resources (Cai Shui [2008] No. 156), a circular on Value-added Tax, or VAT, which stipulated that a VAT refund upon levy would be applicable to enterprises that produce biodiesel by making use of wasted animal oil or plant oil to the extent of not less than 70% as their raw materials. This VAT incentive policy is effective from July 1, 2008. To obtain the VAT refund, an enterprise must first apply for and obtain the relevant “Comprehensive Utilization of Resources Verification Certificate” (“Certificate”) and then apply for the VAT refund.

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of wasted biomass oil or wasted lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the “Comprehensive Utilization of Resources Verification Certificate” and then apply for the tax reduction.

As of the date of this annual report, each of Beijing Gushan, Shanghai Gushan Fujian Gushan and Handan Gushan has obtained such Certificate and Sichuan Gushan has made application for, but not yet obtained this Certificate.

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

Dividend Distribution

The principal PRC regulations governing the distribution of dividends by foreign-invested enterprises include:

•	The Sino-foreign Equity Joint Venture Law (1979), as amended;

•	The Regulations of Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

•	The Foreign Investment Enterprise Law (1986), as amended;

•	The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended;

•	The Company Law (2005);

•	The New CIT Law (2007); and

•	The Implementation Rules on Corporate Income Tax Law (2007).

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

Withholding Tax in China

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the New CIT Law, which took effect on January 1, 2008. Under the New CIT Law, from January 1, 2008, foreign invested enterprises, such as our subsidiaries, and domestic companies are subject to CIT at a uniform rate of 25%, with certain exceptions.

In addition, according to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009, resulting in an income tax expense of RMB7.7 million (US$1.1 million) for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million (US$4.3 million) as of December 31, 2009.

Under the New CIT Law, an enterprise established outside the PRC with its “de facto management organization” within the PRC is considered a resident enterprise and will be subject to the CIT at the rate of 25% on its worldwide income. A “de facto management organization” is defined as an organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret this definition. Notwithstanding the foregoing provision, the New CIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. However, given the short history of this law, it remains unclear as to the details of the qualifications required for such exemption and whether the dividends which our Company receives from our PRC subsidiaries will be exempt from CIT if it is recognized as a PRC resident enterprise.

Moreover, under the New CIT Law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares if we are categorized as a PRC tax resident enterprise.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued on November 24, 2005. Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Notice 75 states that PRC residents, whether a natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term Chinese residents as used in the Notice 75 refer to those entities with legal person status or other economic organizations established within the territory of China. The term Chinese natural person residents as used in the Notice 75 includes all Chinese citizens and all other natural persons, such as foreigners, that habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 clarifies further that the term Chinese natural person residents as used under Notice 75 refers to those

Chinese natural person residents defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests. Chinese residents are required to complete amended registrations with the local SAFE branch upon (a) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (b) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or file with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. Under Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtain from their shareholdings in the offshore entity within 180 days upon their receipt of such dividends, profits or capital gains.

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

Please refer to Item 3.D, “Key Information—Risk Factors—Risks Relating to Business Operations in China —The approval of the China Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if approval was required, we could be subject to sanction, fines and other penalties.”

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

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plant and Equipment

Production Facilities

The following table sets forth certain information regarding our production facilities as of December 31, 2009:

	Sichuan	Hebei	Fujian	Beijing	Shanghai	Chongqing	Hunan
Location	Santai, Mianyang, Sichuan	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian	Daxing District, Beijing	Fengxian District, Shanghai	Changshou Chemical Park, Chongqing	Liuyang Industrial Park, Liuyang, Hunan
Began construction	June 2001	May 2003	June 2005	May 2007	October 2007	April 2008	April 2008
Began production	December 2001	January 2004	February 2006	January 2008	June 2008	—(12)	—(12)
Capacity as of December 31, 2009(1)	Biodiesel: 60,000 tons	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 30,000 tons	Biodiesel: 30,000 tons
2007 capacity utilization(2)	94.0% (biodiesel)(3)	114.4% (biodiesel)	106.7% (biodiesel)(4)	—	—	—	—
2008 capacity utilization(2)	86.1% (biodiesel)(5)(7)	95.4% (biodiesel)(7)	99.0% (biodiesel)(7)	65.0% (biodiesel)(6)	78.6% (biodiesel)	—	—
2009 capacity utilization(2)	48.9% (biodiesel)(8)	52.2% (biodiesel)	27.9% (biodiesel)(9)	41.9% (biodiesel)(10)	40.9% (biodiesel)(11)	0% (biodiesel)(12)	0% (biodiesel)(12)
Site Area	28,665 square meters(13)	20,575 square meters	61,367 square meters	54,965 square meters	39,699 square meters	41,838 square meters	46,223 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production as of December 31, 2009. The capacity of Shanghai Gushan was 50,000 tons from January to July 2009 and 100,000 tons from August to December 2009.

(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%. The utilization rate is calculated based on actual sales volume and weighted average annual capacity.
(3)	In October 2007, we suspended production at our Sichuan plant for approximately two weeks in order to perform a capacity upgrade from 40,000 tons to 60,000 tons.
(4)	In October 2007, we suspended production at our Fujian plant for approximately two weeks in order to carry out maintenance operations.
(5)	On May 12, 2008, the Sichuan province experienced a severe earthquake which caused a temporary interruption of power supply. The local government required us to suspend production at this facility for two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008.
(6)	From August 1 to September 20, 2008, we suspended operations at our Beijing plant for about seven weeks due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.
(7)	In November and December of 2008, we suspended production at our Fujian, Sichuan and Hebei plants for a few weeks to carry out repair and maintenance operations.
(8)	Facilities with a production capacity of 10,000 tons at our Sichuan plant have been under repair since the second quarter of 2009 and we have not resumed production as of the date of this annual report.
(9)	From April 19, 2009, we suspended operations at our Fujian plant due to road maintenance that resulted in restricted access to the plant by our suppliers and customers. Subsequently, we extended the suspension of operations in order to minimize operating cash outflows that would result from the assessment of consumption tax from a local tax bureau. As of the date of this annual report, Fujian Gushan has not resumed production.
(10)	In January 2009, we suspended production at our Beijing plant for approximately one month in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(11)	From mid June to mid August 2009, we suspended production at our Shanghai plant for approximately two months in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(12)	Following completion of construction of our Chongqing and Hunan plants in May and July 2009, we deferred the commencement of operations at those plants pending resolution of the consumption tax issue. As of the date of this annual report, we have not commenced production at our Chongqing and Hunan plants.
(13)	Excluding 47,211 square meters of land to be used for the new plant near Sichuan Gushan’s existing plant.

In 2001, our Sichuan production facility began biodiesel production with an annual biodiesel production capacity of 10,000 tons, which we expanded in 2004 by building a new 30,000 ton biodiesel production line, increasing the annual biodiesel production capacity to 40,000 tons and production lines to produce erucic amide and stearic acid, a saturated fatty acid used to harden soaps. To further expand our operations and diversify our customer base, in 2004 we began to produce biodiesel at our Hebei production facility, which has an annual biodiesel production capacity of 30,000 tons. In 2006, we commenced biodiesel production in Fujian, with an annual biodiesel production capacity of 100,000 tons. In November 2007, we further expanded the production capacity of the Sichuan facility to 60,000 tons. In January 2008, we commenced biodiesel production in Beijing, with an initial annual biodiesel production capacity of 50,000 tons, and we commenced operation of the additional facilities in March 2009, adding another 50,000 tones of annual biodiesel production capacity. In June 2008, we commenced biodiesel production in Shanghai, with an initial annual biodiesel production capacity of 50,000 tons, and we commenced operation of the additional facilities in August 2009, adding another 50,000 tones of annual biodiesel production capacity. In May and July 2009, we completed the construction of Chongqing and Hunan plants respectively, each with initial annual biodiesel production capacity of 30,000 tons. As of the date of this annual report, the Fujian plant remains suspended and we have not commenced production at the Chongqing and Hunan plants pending clarification of the consumption tax issue.

Future production facility

We commenced construction of a new plant in February 2009, near our existing Sichuan plant which is targeted to be completed by the end of the second quarter and to commence production in the third quarter of 2010 with an annual initial biodiesel production capacity of 50,000 tons. We expect to incur approximately RMB227 million (US$33.3 million) in capital expenditures towards construction of the facility and acquisition of land use rights in Sichuan, of which approximately RMB134 million (US$19.6 million) had been incurred as of December 31, 2009. We plan to finance the capital expenditures through our cash balance, part of which came from the proceeds of our initial public offering.

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

A. Operating Results

Overview

Our revenues increased substantially in recent years, but took a significant decline in 2009 due to the global financial crisis and as a result of the suspension of operations of our Fujian facility, principally as a result of the new regulations on the consumption tax issue described in Item 3.D, “Risk Factors—Risks Relating to Our Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition.” We generated revenues of RMB1,008.1 million, RMB1,495.6 million and RMB628.2 million (US$92.0 million) for the years ended December 31, 2007, 2008 and 2009, respectively. We achieved a net income of RMB230.3 million and RMB269.0 million for the years ended December 31, 2007 and 2008, respectively, and incurred a net loss of RMB283.5 million (US$41.5 million) for the year ended December 31, 2009. We recorded a one-time, non-cash interest expense in an aggregate amount of approximately RMB108.9 million upon the conversion of our 2006 Notes in connection with our initial public offering in December 2007. In addition, we incurred a foreign exchange loss of RMB99.8 million in 2008, resulting from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars at this moment and do not expect to do so in the foreseeable future. We made a provision for consumption tax of RMB103.8 million (US$15.2 million), based on the current consumption tax regulations, in respect of 129.7 million liters of biodiesel sold to the fuel market for the year ended December 31, 2009.

The most significant factors that affect our financial condition and results of operations are:

•	economic, political and social conditions in China;

•	tax laws in China;

•	production capacity and utilization;

•	market price for diesel;

•	demand for, and market acceptance of, biodiesel;

•	supply and costs of principal raw materials; and

•	product mix and effect on gross margins.

Economic, political and social conditions in China

We conduct all of our production in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 14.0% in GDP from 1999 through 2008. Due in part to the global financial crisis, however, the PRC economy slowed down significantly in the second half of 2008. As a result, domestic demand for and consumption of energy and energy products, including biodiesel products, has been adversely affected. Furthermore, there was a slow rebound in refined diesel demand beginning in the fourth quarter of 2009. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations. Our financial condition and results of operations may also be affected by changes in China’s political and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

Tax laws in China

In recent years, the PRC government has made a number of amendments to its existing tax laws and introduced a number of new regulations. Some of these amendments or new regulations had a sudden and material adverse effect on our business, results of operations and financial condition. These new regulations included, among others, increases in consumption tax on diesel producers from RMB0.10 per liter to RMB0.80 per liter and redefining diesel products that are subject to consumption tax. As a result of assessments of consumption tax by a local SAT in 2009, we suspended operations at Fujian Gushan pending resolution of the consumption tax issue and deferred the commencement of production at our Chongqing and Hunan production facilities. We received a similar assessment from a local SAT for consumption tax for Sichuan Gushan, which was deferred pending a decision from the PRC SAT on the applicability of the consumption tax to our sales of biodiesel. Although to date, other than Fujian Gushan and Sichuan Gushan, none of our production plants has received consumption tax assessments, no assurance can be given that our other production plants will not receive such assessments in the future. If at any time such request is received, we will evaluate the appropriateness of a suspension of production at the relevant plant on a case-by-case basis.

While we did not pay consumption tax for our sales of biodiesel products in 2009, based on the current consumption tax regulations, we have made a provision of RMB103.8 million with respect to 129.7 liters of biodiesel products sold as a refined oil product in 2009. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor with respect to the consumption tax issue.

The foregoing factors contributed to our gross loss margin of 22.0% in 2009 and will continue to materially and adversely impact our results of operations. While we are seeking to expand into alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, we may not be successful in such efforts. As a result, we may be forced to continue suspension of operations at our Fujian plant or to suspend operations at our other plants pending resolution of the applicability of assessments of consumption tax to our biodiesel sales and our production output would be materially reduced and we may suffer further losses. See “—Production Capacity and Utilization” and Item 3.D, “Risk Factors—Risks Relating to Business Operations in China—The PRC consumption tax policies may continue to affect our business, results of operations and financial condition.”

Furthermore, on October 27, 2009, the PRC SAT issued Circular 601, which clarifies that a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors dependent upon the specific facts and circumstances, and significant judgment and uncertainty may be involved with such determination. In view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA and after seeking professional advice on the matter, a withholding tax of 10% is applied on the undistributed earnings as of December 31, 2009, resulting in an income tax expense of RMB7.7 million

(US$1.1 million) for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million (US$4.3 million) as of December 31, 2009, in view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA. See Item 4.B, “Business Overview—PRC Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Withholding Tax in China.”

Production capacity and utilization

Increased capacity has had, and may continue to have, a significant effect on our results of operations, by allowing us to produce and sell more biodiesel and related by-products to generate higher revenues. Our annual production capacity increased from 70,000 tons in 2005 to 170,000 tons in 2006 to 190,000 tons in 2007 to 290,000 tons in 2008 and to 450,000 tons in 2009. We sold 182,969, 231,377 and 143,818 tons of biodiesel in 2007, 2008 and 2009, respectively.

In August 2009, we commenced production at the new facilities at our Shanghai plant and increased the annual biodiesel production capacity of our Shanghai plant to 100,000 tons. We are also currently constructing a new plant near our existing Sichuan plant, which is targeted to commence production in the third quarter of 2010 with an initial annual biodiesel production capacity of 50,000 tons.

While our production capacity has increased in recent years and will increase further after the addition of our new Sichuan plant, we have also experienced significant disruptions and suspensions of our operations that have affected our production output and the utilization of our production facilities. Such suspensions may continue or extend to additional facilities in the future. For example, we suspended production at Fujian Gushan from April to June 2009 due to road maintenance which restricted access to the plant. From mid June 2009 to mid August 2009, we suspended production at Shanghai Gushan to install additional facilities. From mid September 2009 to the end of November 2009, we suspended production at Hebei Gushan as a result of road maintenance by the Handan municipal government of Hebei province, which restricted access to the plant by our suppliers and customers. See Item 3.D, “Risk Factors—Risks Relating to Our Business and Industry—Our operations have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.”

In addition, as a result of assessments of consumption tax by a local SAT in 2009, we extended the suspension of operations at Fujian Gushan following completion of road maintenance in June 2009 and deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively, pending resolution of the consumption tax issue. See “—Tax Laws in China.” As of the date of this annual report, we have not resumed production at Fujian Gushan in order to minimize operating cash outflows that would result from the assessment of consumption tax from the local SAT and have not commenced production at our Chongqing and Hunan production facilities pending resolution of the consumption tax issue. Fujian Gushan’s production capacity represents approximately 22.2%, and our Chongqing and Hunan production facilities combined represent a further 13.3%, of our total production capacity as of the date of this annual report. As a result of the suspension of operations, Fujian Gushan’s utilization rate decreased to 27.9% in 2009 from 99.0% in 2008, which materially and adversely affected our revenues for 2009. Continued suspension of production at Fujian Gushan and deferral of production at our Chongqing and Hunan facilities, or suspension of production at additional facilities, would materially and adversely effect our production capacity and utilization. If we are unable to utilize our production capacity effectively, as a result of interruptions, suspensions or deferrals of our operations, such as for technology upgrades, compliance with government directives, or are unable to complete our planned Sichuan plant, our revenues may decline. While we received a similar assessment from a local SAT for consumption tax for Sichuan Gushan, such assessment was deferred pending a decision from the PRC SAT on the applicability of the consumption tax to our sales of biodiesel and is currently not expected to impact operating cash flows and production at Sichuan Gushan’s new plant. After the completion of our new plant in Sichuan, we do not expect to further expand our biodiesel production capacity in the near future as we plan to focus on upgrading or modifying our existing production facilities to increase production efficiency.

Market price for diesel

We price our biodiesel based on the market price for diesel. Depending on the market conditions, we sell biodiesel at no discount or at a discount as compared to local retail diesel prices. For example, we sold biodiesel at no discount for several months in 2008 when the diesel market was tight but at a discount ranging from approximately RMB280 (US$41.0) to RMB1,800 (US$263.7) per ton in 2009 when the diesel market was slack. We believe biodiesel partially replaces or supplements diesel since biodiesel is often used on a blended basis with diesel. For these reasons, our products are affected by the market price and supply of diesel.

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

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials. We have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Our production facilities are able to process a range of different types and grades of raw materials, which allows us to use less costly grades of materials when available. However, the prices we have paid for raw materials have steadily increased. Between 2007 and 2009, for example, we experienced an increase in the average cost per ton of vegetable oil offal and of used cooking oil of 36.9%, from RMB1,925 to RMB2,635 (US$386.0). We believe that this increase in raw material cost is due to general cost inflation in China, particularly labor and transportation, and in part to our suppliers’ perception that the raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China. Our operating costs may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use. Our operating costs may also increase if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and general market, economic and regulatory factors, including government policies with respect to agriculture and local supply and demand.

The prices of our raw materials vary according to the type and the grade of raw materials we use. The prices of our primary raw materials also vary from one region to another, which affect our cost of revenues in each region. For example, as of December 31, 2009, the market price of vegetable oil offal and used cooking oil in Beijing was comparatively higher than in other regions where we operated our plants due to a limited availability of low grade vegetable oil offal in Beijing. For the year ended December 31, 2009, our Beijing plant paid an average of RMB2,791 (US$408.9) per ton for vegetable oil offal and used cooking oil compared with RMB2,567 (US$376.1) per ton for our Hebei plant. We anticipate that costs for our raw materials will also be higher in the larger cities where we have established and currently plan to commence operations, such as Shanghai and Chongqing, respectively. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. The diesel guidance price may follow the trend of global oil price; however, because any increase or decrease will be determined by the PRC government, the timing and magnitude of such increase or decrease may not correspond to increases or decreases in raw material costs. As a result, we anticipate that during certain periods of time, our raw material costs will change without a corresponding change in the diesel guidance price, causing our margins to change during those periods.

In order to help diversify and secure its source of feedstock at a stable price, we signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009.

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

Principal Components in Statements of Operations

Revenues

Our revenues are derived from sales of our biodiesel and by-products produced during the biodiesel production process, net of value-added taxes. Biodiesel revenues represented 83.9%, 88.9% and 92.5% of our revenues for 2007, 2008 and 2009, respectively, while the remainder was comprised of revenues from by-products.

The most significant factors that affect our revenues are sales volume and average selling prices. We generally collect cash payment at the time of delivery and on rare occasions extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2009 totaled RMB2.4 million (US$0.4 million), with less than RMB0.1 million (US$14,650.0) more than 30 days overdue. For 2007, 2008 and 2009, our five largest customers represented 24.3%, 20.6% and 22.4% of our total revenues, respectively. Our largest customer in 2007, 2008 and 2009, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 8.7%, 9.1% and 7.4% of our total revenues for these periods, respectively.

Cost of revenues

Our cost of revenues primarily consists of direct material costs, depreciation cost and, to a lesser extent, other overhead costs. Direct material costs, which are the cost of the raw materials that we use in the manufacturing of our products. We use vegetable oil offal and used cooking oil as the primary raw materials for our manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to the relatively higher-grade, higher-cost feedstock. Direct material costs is the largest component of our cost of revenues, accounting for approximately 92.3%, 90.5% and 72.6% of our total cost of revenues for 2007, 2008 and 2009, respectively. Beginning in 2009, we also included a provision for assessments of consumption tax in our cost of revenues. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor with respect to the applicability of the assessment of consumption tax on our sales of biodiesel. In the meantime, we plan to continue to make such provision for assessments of consumption tax pending a resolution from the PRC SAT.

Gross profit

Our gross profit is determined primarily by the cost of raw materials and the cost of diesel. As discussed above and in the section titled “Overview—Supply and costs of principal raw materials,” our cost of raw materials has increased consistently since 2006 up to the fourth quarter of 2009. At the same time, the price of diesel in China has increased since 2006 and up to the third quarter of 2008. Since the fourth quarter of 2008, however, the price of diesel began to decline. This trend was consistent with the general trend of oil prices worldwide, which has had a negative impact on the price of biodiesel since the third quarter of 2008. From 2009, the PRC government has allowed the price of diesel to adjust in accordance to the global oil price through an adjustment in the diesel guidance price.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses, research and development expenses and other operating expenses.

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

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to our directors and executives. Our selling, general and administrative expenses will increase with any growth of our business. Subject to resolution of the consumption tax issue, we expect our selling, general and administrative expenses will also increase as a result of commencement of commercial production at our new production facilities in Chongqing and Hunan in 2010. In connection with share options that we granted to certain directors, executives and employees, we expect to incur an expense in an aggregate amount of RMB19.4 million (US$2.8 million) during 2010, which relates to the share options granted in December of 2007, March of 2008, September of 2008, January of 2009 and March of 2010. We recognized share-based compensation expenses in the amount of approximately RMB10.2 million in 2007, RMB36.9 million in 2008 and RMB28.8 million (US$4.2 million) in 2009. See “—Critical Accounting Policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong which replaced a former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our Company. The options fully vested on June 15, 2008. As a result of the changes made to the vesting period, the new options were considered as a modification of the former options granted. There was no difference between the fair value of the new option and that of the old option immediately prior to such modification. The remaining unamortized share-based compensation as of the date of such modification was recognized over the shorter vesting period. As a result, the amount recognized in 2007 was increased by RMB0.7 million. See Item 6.B, “Directors, Senior Management and Employees—”Compensation.”

Pursuant to our Share Option Scheme, which was approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527, 3,055,000, 1,276,000, 4,706,000 and 5,120,000 ordinary shares to certain employees, officers and directors at exercise prices of US$4.80, US$4.80, US$5.30, US$1.33 and US$0.61 per ordinary share on December 18, 2007, March 25, 2008, September 1, 2008, January 22, 2009 and March 16, 2010, respectively. We recognize compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award, and adjusted to reflect the number of share options that are forfeited prior to vesting. As of the date of this annual report, there is an aggregate of 12,647,527 ordinary shares (excluding the share options granted in July 2006 to an executive prior to the adoption of the Share Option Scheme) issuable upon exercise of outstanding share options and there are 1,035,667 ordinary shares available for future issuance upon the exercise of future grants under our Share Option Scheme.

See “Share-Based Compensation” under the notes to our audited financial statements, included elsewhere in this annual report, for additional information with respect to the assumptions and methodologies we use in determining share-based compensation expenses.

Research and development expenses

Our research and development expenses primarily relate to costs incurred in connection with running Biomass, one of our PRC subsidiaries engaging in in-house research and development projects, and our former joint research and development programs with the Fujian Chemistry Science and Technology Research Institute and the Resource and Environmental Research Institute of Fuzhou University. We recognize research and development expenses as they are incurred. See Item 5.C, “Operating and Financial Review and Prospects—Research and Development” for additional information with respect to our research and development policies.

Other operating expenses

Other operating expenses are comprised of depreciation on buildings and machinery and salary to factory workers during periods in which certain production plants suspended production for longer-than-expected periods for normal repairs and maintenance and due to reasons other than normal repairs and maintenance. For example, Fujian Gushan suspended its production due to the consumption tax issue since June 2009, Chongqing Gushan and Hunan Gushan also deferred the commencement of production because of the consumption tax issue since the construction of their production facilities were completed in May and July 2009, respectively, and Beijing Gushan temporarily suspended its production due to the traffic control measures during the Beijing Olympic games in the third quarter of 2008.

Other income (expense)

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income (expense).

Interest cost incurred in 2007 was RMB148.8 million, of which RMB39.9 million was capitalized as part of the cost incurred in the construction of property, plant and equipment in 2007.

The 2006 Notes were non-interest bearing; however, we have incurred interest cost upon subsequent amortization of the discount recorded in the allocation of proceeds to the fair value of the beneficial conversion feature. We valued the intrinsic value of the beneficial conversion option of the 2006 Notes at RMB176 million on the commitment date based on an estimated fair value of Carling Technology’s ordinary shares of RMB29.33 per share on the commitment date and an effective conversion price of RMB15.69 per share. The beneficial conversion feature, which was recognized as a discount to the notes with a corresponding increase to additional paid-in capital, was equal to the intrinsic value of the conversion feature represented by the excess of fair value of applicable shares over the effective conversion price at the commitment date. Over the period from the date of issuance to February 22, 2009, the stated redemption date, we amortized the discount attributable to the value of the beneficial conversion option using the effective interest method and recorded such amount as interest cost. As a result, we recorded interest cost of RMB39.9 million, consisting of RMB38.1 million in amortization of the discount resulting from recognition of beneficial conversion option and RMB1.8 million in amortization of the issuance cost in 2007.

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

We incurred a foreign exchange loss of RMB99.8 million in 2008, compared to a foreign exchange loss of RMB1.9 million in 2007. The exchange loss incurred in 2008 resulted from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Since the third quarter of 2008, the currency exchange market has been under highly volatile conditions, and we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars at this moment and do not expect to do so in the foreseeable future.

Other income (expenses) principally comprised of government grant income, income from a depositary bank, net of a provision for business tax on intercompany advances in 2007, 2008 and 2009. We receive grants from the local government authorities in China from time to time. We received grants totaling RMB2.7 million, RMB0.1 million and RMB0.2 million (less than US$0.1 million) in 2007, 2008 and 2009, respectively. These grants included, among others, awards given by the government of Sichuan province on a non-exclusive basis to Sichuan-based corporate entities believed by the government to have made a positive contribution to Sichuan province. To receive such a grant, a company must complete an application disclosing certain details, including its financial data and the number of its employees located in Sichuan province. These grants are not tied to any research and development arrangements and we are not aware of any restrictions on the use of such grants. We also received an income from our depositary bank in accordance to the depositary agreement and the income recognized amounted to Nil, RMB2.3 million, RMB5.7 million (US$0.8 million) in 2007, 2008 and 2009, respectively. We also made a provision for business tax on intercompany advances and the provision amounted to Nil, RMB4.1 million and RMB2.9 million (US$0.4 million) in 2007, 2008 and 2009, respectively.

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

Prior to January 1, 2008, a domestic enterprise without foreign investment was subject to corporate income tax, or CIT, at the rate of 33% on its taxable income and a foreign investment company established in the PRC was typically subject to CIT at the rate of 30%, national income tax and 3% local income tax on its taxable income. However, PRC state and local tax laws used to provide for certain tax holidays and preferential tax rates applicable to certain enterprises, industries and locations, and our subsidiaries in China benefited from such tax holidays and preferential tax rates.

Under the New CIT Law, from January 1, 2008, foreign invested enterprises, such as our subsidiaries, and domestic companies are subject to CIT at a uniform rate of 25%, with certain exceptions. The State Council of the PRC passed an implementation guidance note, or the Implementation Guidance, on December 26, 2007, which sets out details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, certain of our PRC subsidiaries which have not fully utilized their five-year tax holidays are allowed to continue to enjoy the full exemption from or a 50% reduction in income tax rate until expiry of the tax holiday, after which the 25% standard rate will apply.

Based on the above, our PRC subsidiaries are subject to the following tax rates:

Sichuan Gushan is subject to income tax at 18% for 2007, at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Handan Gushan is subject to income tax at 15% for 2007, at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Fujian Gushan was exempted from income tax for 2007. Fujian Gushan is entitled to transitional holiday CIT rates of 9%, 10% and 11% for 2008, 2009 and 2010, respectively, and transitional CIT rate of 24% for 2011. Thereafter, Fujian Gushan’s CIT rate will be 25%.

Beijing Gushan and Shanghai Gushan sustained tax losses for 2007 and were grandfathered for their tax holidays. Beijing Gushan and Shanghai Gushan were exempted from CIT for 2008 and 2009 and are subject to CIT at 12.5% from 2010 to 2012. Thereafter, their applicable CIT rate will be 25%.

Chongqing Gushan, Hunan Gushan and Biomass were incorporated in 2008 after the enactment of the New CIT Law on March 16, 2007. Therefore, Chongqing Gushan, Hunan Gushan and Biomass are subject to the unified CIT rate of 25% from 2008 onwards.

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of wasted biomass oil or wasted lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the “Comprehensive Utilization of Resources Verification Certificate” and then apply for the tax reduction.

As of the date of this annual report, each of Beijing Gushan, Shanghai Gushan Fujian Gushan and Handan Gushan has obtained such Certificate, and Sichuan Gushan has made application for, but has not yet obtained, this Certificate.

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

For the fiscal year ended December 31, 2009, we performed an impairment test on our long-lived assets. We estimated the future undiscounted cash flows expected to be generated by the long-lived assets based on a number of assumptions, which included, among others, the average selling prices of our biodiesel and biodiesel by-products, the average unit cost of raw materials, production and sales volume, product mix, operating expenses, income tax rates, and our entitlement of certain tax benefits under tax laws in the PRC. Based on our estimation, we concluded that because the estimated future undiscounted cash flows of our long-lived assets exceeds their carrying value, no impairment loss was recognized for the year ended December 31, 2009. However, if the operating environment continues to deteriorate, the estimated future undiscounted cash flows of our long-lived assets may fall short of their carrying value, resulting in a substantial impairment loss, which may be reflected as a decrease in net assets on our future balance sheets and a decrease in net income on our future statements of operations.

Valuation of share-based compensation

We account for share-based compensation under Statement of Financial Accounting Standard No. 123R (revised 2004), “Share-based Payment,” or SFAS No. 123R. Under SFAS No. 123R, which was primarily codified into FASB ASC 718, Compensation—Stock Compensation. Under ASC 718, we recognize share-based compensation as compensation expense in our statements of operations based on the fair value of share options, translated at historical exchange rate, estimated by using an option pricing model on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). The amount of cost recognized is also adjusted to reflect the number of share options that are forfeited prior to vesting.

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

We determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share, or US$2.5 million (RMB20.0 million) in aggregate.

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

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on July 6, 2006 we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price was 30% per annum or 50%, compared to a volatility of 40%, the fair value of the share option would be US$2.4 million (RMB19.3 million) or US$2.6 million (RMB20.9 million), respectively.

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

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on December 18, 2007 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 43.35% per annum or 63.35%, compared to a volatility of 53.35%, the fair value of the share options would be US$1.7 million (RMB12.5 million) or US$2.0 million (RMB14.8 million), respectively.

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

The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our company’s ordinary shares. The dividend yield of 0.83% was based on our dividend yield as of March 25, 2008.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on March 25, 2008 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 70.26% per annum or 90.26%, compared to a volatility of 80.26%, the fair value of the share options would be US$7.6 million (RMB53.4 million) or US$8.6 million (RMB60.5 million), respectively.

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

The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our company’s ordinary shares. The dividend yield of 0.97% was based on our dividend yield as of September 1, 2008.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on September 1, 2008 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 55.62% per annum or 75.62%, compared to a volatility of 65.62%, the fair value of the share options would be US$2.8 million (RMB19.0 million) or US$3.3 million (RMB22.8 million), respectively.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 4,706,000 ordinary shares to 97 individuals, including officers and employees and directors of our Company on January 22, 2009. The exercise price is US$1.33 per ordinary share (equivalent to US$2.66 per ADS). The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.50 (RMB3.40) per ordinary share, or US$2.3 million (RMB16.0 million) in aggregate.

The expected volatility of 138.94% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our company’s ordinary shares. The dividend yield of 5.22% was based on our dividend yield as of January 22, 2009.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on January 22, 2009 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 128.94% per annum or 148.94%, compared to a volatility of 138.94%, the fair value of the share options would be US$2.3 million (RMB15.5 million) or US$2.5 million (RMB16.9 million), respectively.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 5,120,000 ordinary shares to 93 individuals, including officers and employees and directors of our Company on March 16, 2010. The exercise price is US$0.61 per ordinary share (equivalent to US$1.22 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.24 (RMB1.60) per ordinary share, or US$1.2 million (RMB8.2 million) in aggregate.

The expected volatility of 126.59% was based on the implied volatility of the options in the market which were based on our shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our company’s ordinary shares. The dividend yield of 1.93% was based on our dividend yield as of March 16, 2010.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on March 16, 2010 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 116.59% per annum or 136.59%, compared to a volatility of 126.59%, the fair value of the share options would be US$1.1 million (RMB7.7 million) or US$1.2 million (RMB8.5 million), respectively.

A summary of assumptions for the valuation of shares options granted as of December 31, 2009 is set forth as follows:

	Option granted on July 6, 2006		Option granted on December 18, 2007		Option granted on March 25, 2008		Option granted on September 1, 2008		Option granted on January 22, 2009
Valuation model		Black-Scholes		Binomial		Binomial		Binomial		Binomial
Expected dividend yield		0%		0%		0.83%		0.97%		5.22%
Expected volatility		40%		53.35%		80.26%		65.62%		138.94%
Risk-free interest rate		5.145%		4.12%		3.51%		3.83%		2.62%
Suboptimal factor		—		1.5		1.5		1.5		1.5
Fair value of underlying ordinary share (per share)	US$	3.49(RMB27.19)	US$	4.80(RMB35.4)	US$	5.07(RMB35.67)	US$	5.15(RMB35.18)	US$	0.99(RMB6.80)

Convertible Notes

We have determined that the conversion feature embedded in the 2006 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, which was primarily codified into FASB ASC 718, Compensation—Stock Compensation, since the terms of conversion did not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2006 Notes in a position substantially similar to a net settlement provision.

To the extent that there are detachable instruments or embedded beneficial conversion options provided within convertible notes, the fair values of the instruments are to be bifurcated to their component parts.

2006 Notes

We determined that at the commitment date of February 23, 2006, the 2006 Notes contained a beneficial conversion feature with an aggregate intrinsic value of RMB175.9 million because RMB15.69 per share, the effective conversion price of the 2006 Notes, was less than RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date. The intrinsic value of the beneficial conversion feature of RMB13.64 per share, or RMB175.9 million in aggregate, was recorded as a discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. The estimated fair value of Carling Technology’s ordinary shares on the commitment date was determined based on the per share price of ordinary shares traded between several independent third parties near the commitment date. In addition, because the ultimate number of shares issued upon conversion was contingent, we determined any incremental intrinsic value of the conversion at the time the number of additional shares to be issued was known. On July 6, 2006, as a result of the issuance of share options by us, the number of shares issuable upon conversion increased from 12,897,917 shares to 13,011,943 shares. An aggregate incremental intrinsic value of RMB3.52 million, which represents the additional 114,026 shares to be issued valued at RMB29.33 per share, the fair value of Carling Technology’s ordinary shares on the commitment date of February 23, 2006, was recorded as an additional discount to the carrying value of the 2006 Notes and a corresponding increase to additional paid-in capital. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would have been recognized as interest expense upon redemption. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature amounted to RMB1.9 million and RMB38.1 million, respectively, for the year ended December 31, 2007. In connection with our initial public offering, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and we issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes amounted to RMB179.3 million, net of issuance costs of RMB5.4 million, which was recorded as an increase to additional paid-in capital. We incurred a one-time, non-cash interest expense in the fourth quarter of 2007 in an aggregate amount of approximately RMB108.9 million in connection with the conversion of the 2006 Notes.

Recently Issued Accounting Standards

FASB ASC 105

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles. ASC 105 has become the single source of authoritative non governmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. The adoption of ASC 105 did not have any impact on our Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

FASB ASC 855

In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC 855, Subsequent Events, establishing principles and requirements for subsequent events. In particular, ASC 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC 855 did not have a material impact on our Company’s consolidated financial statements.

FASB ASC 470-20

In May 2008, the FASB issued FASB Staff Position APB14-1. “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” which was primarily codified into FASB ASC 470-20, Debt with Conversion and other Options. This Statement clarifies the accounting treatment of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). Additionally, ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. ASC 470-20 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of ASC 470-20 did not have any impact on our Company’s consolidated financial statements.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of operations and operating data and each item expressed as a percentage of our total net revenues:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Operations Data
Revenues(1)	1,008.1	100%	1,495.6	100.0%	628.2	92.0	100.0%
Cost of revenues(2)	(569.0)	(56.4)%	(962.6)	(64.4)%	(766.7)	(112.3)	(122.0)%

Gross profit (loss)	439.1	43.6%	533.0	35.6%	(138.5)	(20.3)	(22.0)%
Operating expenses:
Research and development	(2.4)	(0.3)%	(2.1)	(0.1)%	(5.7)	(0.8)	(0.9)%
Selling, general and administrative	(53.6)	(5.3)%	(105.5)	(7.1)%	(89.9)	(13.2)	(14.3)%
Other operating expenses	—	—%	(3.2)	(0.2)%	(33.4)	(4.9)	(5.3)%

Total operating expenses	(56.0)	(5.6)%	(110.8)	(7.4)%	(129.0)	(18.9)	(20.5)%
Income (loss) from operations	383.1	38.0%	422.2	28.2%	(267.5)	(39.2)	(42.5)%
Other income (expense):
Interest income	3.8	0.4%	32.7	2.2%	2.4	0.4	0.4%
Interest expense	(108.9)	(10.8)%	—	—%	—	—	—%
Foreign currency exchange losses, net	(1.9)	(0.2)%	(99.8)	(6.7)%	(0.1)	(0.1)	(0.1)%
Other income (expense), net	2.7	0.3%	(4.4)	(0.2)%	(0.8)	(0.1)	(0.1)%

Earnings (loss) before income tax expense	278.8	27.7%	350.7	23.5%	(266.0)	(39.0)	(42.3)%
Income tax expense	(48.5)	(4.8)%	(81.7)	(5.5)%	(17.5)	(2.5)	(2.8)%

Net income (loss)	230.3	22.9%	269.0	18.0%	(283.5)	(41.5)	(45.1)%

Earnings (loss) per share
—Basic	1.84		1.61		(1.70)	(0.25)
—Diluted	1.83		1.61		(1.70)	(0.25)
Consolidated Operating Data
Sales volume of biodiesel (in tons)	182,969		231,377		143,818
Average selling price of biodiesel (in RMB per ton)	4,621		5,748		4,040
Sales volume of by-products (in tons)	22,134		23,878		18,469
Average selling price of by-products (in RMB per ton)	7,346		6,936		2,554

(1)	Revenues are comprised of:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Biodiesel	845.5	83.9%	1,330	88.9%	581.0	85.1	92.5%
By-products:
Glycerine and Stearic acid	54.4	5.4%	70.1	4.7%	24.8	3.6	3.9%
Erucic acid	44.8	4.4%	29.8	2.0%	2.7	0.4	0.4%
Erucic amide	41.4	4.1%	35.0	2.3%	1.0	0.2	0.2%
Plant asphalt	14.4	1.4%	20.4	1.4%	17.2	2.5	2.8%
Refined glycerine	7.6	0.8%	10.3	0.7%	1.5	0.2	0.2%

	162.6	16.1%	165.6	11.1%	47.2	6.9	7.5%

Total revenues	1,008.1	100%	1,495.6	100%	628.2	92.0	100%

(2)	Cost of revenues is comprised of:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Direct material cost	525.3	52.1%	870.8	58.2%	557.0	81.6	88.7%
Depreciation	35.5	3.5%	72.3	4.9%	89.7	13.1	14.3%
Provision for consumption tax	—	—	—	—	103.8	15.2	16.5%
Other	8.2	0.8%	19.5	1.3%	16.2	2.4	2.5%

Total cost of revenues	569.0	56.4%	962.6	64.4%	766.7	112.3	122.0%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

The Company’s revenues amounted to RMB628.2 million (US$92.0 million) for 2009, representing a decrease of 58.0% from RMB1,495.6 million for 2008. The decline in revenues was due to a decrease in sales volume of the Company’s biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 143,818 tons for 2009, representing a decrease of 37.8% from 231,377 tons for 2008. The average selling price of biodiesel was RMB4,040 (US$591.9) per ton for 2009, representing a decrease of 29.7% from RMB5,748 per ton for 2008.

The sales volume of biodiesel by-products amounted to 18,469 tons for 2009, representing a decrease of 22.7% from 23,878 tons for 2008. The average selling price of biodiesel by-products was RMB2,554 (US$374.2) per ton for 2009, representing a decrease of 63.2% from RMB6,936 per ton for 2008.

The decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at certain of the Company’s plants in 2009 and the Company’s strategy to shift its sales channels from the refined oil market to the chemical market as a result of the consumption tax issue. Fujian Gushan suspended production on April 19, 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers. We also decided to extend the suspension of operations at Fujian Gushan to seek to minimize operating cash outflows that would result from the assessment of consumption tax from the local tax bureau. As of the date of this annual report, Fujian Gushan has not resumed production. As a result of the suspension of operations, Fujian Gushan’s sales volume of biodiesel for 2009 decreased by 71.8% compared to 2008.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, the Company is continuing its efforts in expanding alternative sales channels, including biodiesel sales as fatty acids to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the absolute decrease in the sales volume of biodiesel. However, the proportion of biodiesel sold to the chemical market continued to increase from 8.6% of the total volume of biodiesel sold in 2008 to 23.3% in 2009.

The decrease in the average selling price of biodiesel was mainly attributed to a decline in the market price of diesel in China which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel has stabilized since the third quarter of 2009 and increased slightly in the third and fourth quarter of 2009.

The average selling prices of all biodiesel by-products decreased as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the period. The average selling prices of biodiesel by-products have also stabilized since the third quarter of 2009 and increased slightly in the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for 2009 totaled RMB766.7 million (US$112.3 million), representing a decrease of 20.4% from RMB962.6 million for 2008.

Cost of revenues for 2009 included a provision for consumption tax of RMB103.8 million (US$15.2 million). The provision for consumption tax was made on a basis of RMB0.8 per liter for 129.7 million liters of biodiesel product sold as a refined oil product by the Company for 2009. As previously disclosed, in April 2009, the Fujian SAT and Fujian Municipal Finance Bureau jointly issued a written proposal to the PRC SAT, requesting that biodiesel products, that do not contain diesel content, be exempted from consumption tax. As of the date of this annual report, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel product during 2009, the Company made a provision for the consumption tax to accrue for the amount that will be required to be paid under the new tax regulations. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in our favor with respect to the consumption tax issue.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 31.1% from RMB962.6 million for 2008. This decrease was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 3.8% from RMB2,538 per ton in 2008 to RMB2,635 (US$386.0) per ton in 2009.

Gross Profit (Loss)

The Company’s gross loss for 2009 totaled RMB138.5 million (US$20.3 million), compared to a gross profit of RMB533.0 million for 2008. The Company’s gross loss margin was 22.0% in 2009, 16.5% of which was attributable to the provision for consumption tax as compared to a gross profit margin of 35.6% for 2008.

The decrease in gross profit margin was mainly due to a decrease in the average selling price of the Company’s biodiesel and biodiesel by-products, the general increase in the Company’s average unit costs of raw materials, the provision for consumption tax, and an increase in the average fixed production costs, which resulted from a decrease in the production and sales volume of Gushan’s biodiesel and biodiesel by-products. The average unit costs of the Company’s raw materials increased by 3.8% in 2009 while the average selling prices of its biodiesel and biodiesel by-products decreased by 29.7% and 63.2%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB5.7 million (US$0.8 million) in 2009, representing an increase from RMB2.1 million for 2008. The increase was mainly due to the depreciation on the machinery of Biomass, one of the Company’s subsidiaries, which commenced research and development projects in the PRC in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2009 totaled RMB89.9 million (US$13.2 million), representing a decrease from RMB105.5 million for 2008. The overall decrease was mainly due to decreases in share-based compensation, professional fees and other expenses. Share-based compensation included in selling, general and administrative expenses for 2009 amounted to RMB28.8 million (US$4.2 million), representing a decrease from RMB36.9 million for 2008, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period. Professional fees totaled RMB13.3 million (US$1.9 million), representing a decrease from RMB15.6 million for 2008, as a result of reductions of fees charged by some of our professional service providers when their service contracts were renewed in 2009. A decrease in other expenses included in selling, general and administrative expenses was partly due to the suspension of Fujian Gushan.

Other Operating Expenses

Other operating expenses for 2009 amounted to RMB33.4 million (US$4.9 million), compared to RMB3.2 million for 2008. The expenses for 2009 consisted of depreciation on buildings and machinery and salary to factory workers during periods in which the Company suspended or deferred production due to the consumption tax issue. The Company suspended production in Fujian Gushan starting in June 2009 and, although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in May and June of 2009, respectively, the Company also deferred the commencement of production at these plants due to the consumption tax issue. The expenses for 2008 consisted of depreciation on buildings and machinery and salary to factory workers when Beijing Gushan temporarily suspended its production due to the Beijing Olympic games in the third quarter of 2008. If these suspensions and deferrals had not occurred, these expenses would have been capitalized as cost of inventories and charged to cost of revenues upon sales of inventories.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign exchange loss and other income (expenses), net. Interest income for 2009 amounted to RMB2.4 million (US$0.4 million), representing a decrease from RMB32.7 million for 2008. The decrease was mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. Foreign exchange loss for the year amounted to RMB0.1 million (less than US$0.1 million), compared to a foreign exchange loss of RMB99.8 million in 2008, which resulted from the severe depreciation of the Company’s foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the second half of 2008. During 2009, the Company held cash balances only in Renminbi, Hong Kong dollars and U.S. dollars. Other income (expense), net included, among others, income in the amount of RMB5.7 million (US$0.8 million) from our depositary bank and a provision for business tax of RMB2.9 million (US$0.4 million) on intercompany advances.

Income Tax Expense

Income tax expense primarily consisted of CIT, a provision for dividend withholding tax and other withholding tax.

CIT for 2009 amounted to RMB8.1 million (US$1.2 million), compared to RMB59.1 million for 2008. The decrease in CIT was mainly due to a decrease in the combined taxable profit derived from the Company’s PRC operating subsidiaries.

According to the New CIT Law and its relevant regulations, which came into effect from January 1, 2008, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the periods from January 1, 2008 to September 30, 2009, as the Company believed that the Mainland China/HKSAR DTA was applicable to these companies.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which depend on the specific facts and circumstances and significant judgment may be involved. In view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009. If local SATs approve a reduced rate of 5% when the dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. As a result, the Company made a provision of RMB7.7 million (US$1.1 million) for 2009, compared to RMB22.0 million for 2008, in respect of the dividend withholding tax.

Furthermore, during 2009, the Company recognized income from its depositary bank, which, as required under the U.S. tax laws, withheld a certain portion of such income as withholding tax. Such withholding tax amounted to RMB1.7 million (US$0.2 million) for 2009, compared to RMB0.7 million for 2008.

Net Income (Loss)

The Company’s net loss amounted to RMB283.5 million (US$41.5 million) for 2009, compared to a net profit of RMB269.0 million for 2008. Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB253.8 million (US$37.2 million) for 2009, compared to a net income of RMB307.8 million for 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

The Company’s revenues amounted to RMB1,495.6 million for 2008, representing an increase of 48.4% from RMB1,008.1 million for 2007. The growth in revenues was due to an increase in sales volume of our biodiesel and biodiesel by-products and an increase in the average selling price of biodiesel.

The sales volume of biodiesel amounted to 231,377 tons for 2008, representing an increase of 26.5% from 182,969 tons for 2007. The average selling price of biodiesel was RMB5,748 per ton for 2008, representing an increase of 24.4% from RMB4,621 per ton for 2007.

The sales volume of biodiesel by-products amounted to 23,878 tons for 2008, representing an increase of 7.9% from 22,134 tons for 2007. The average selling price of biodiesel by-products was RMB6,936 per ton for 2008, representing a decrease of 5.6% from RMB7,346 per ton for 2007.

The increase in the sales volume of biodiesel was mainly due to the commencement of production at our Beijing and Shanghai plants, each of which added an additional 50,000 tons to our annual biodiesel production capacity since January 2008 and June 2008, respectively and the increase of 20,000 tons in the annual biodiesel production capacity of Sichuan Gushan during the fourth quarter of 2007. However, the increased sales volume of biodiesel did not fully reflect the contribution from the enhanced capacity due to the fact that Sichuan Gushan suspended its operations, as required by the local government, for two weeks in the second quarter of 2008 due to the earthquake in Sichuan province on May 12, 2008, Beijing Gushan suspended its operations for about seven weeks in the third quarter of 2008 due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games and that Fujian Gushan, Sichuan Gushan and Handan Gushan each suspended production for a few weeks to carry out repair and maintenance operations in the fourth quarter of 2008. The increase in average selling price of biodiesel was principally attributable to an increase in the retail selling price of diesel, resulting from increases in the guidance price of diesel set by the PRC government in November 2007 and June 2008 coupled with a continuing shortage of diesel supply in China in the first three quarters of 2008 and to the fact that we began selling certain of our biodiesel products to chemical companies at higher selling prices than those prices prevailing in the diesel market in 2008.

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

Cost of Revenues

Cost of revenues for 2008 totaled RMB962.6 million, representing an increase of 69.2% from RMB569.0 million for 2007. This increase was principally attributable to increases in the Company’s production volume and in overall average unit costs for vegetable oil offal and used cooking oil. Overall average unit costs of feedstock, which mainly comprised used cooking oil and vegetable oil offal, amounted to RMB2,538.3 per ton in 2008, representing an increase of 31.9% from RMB1,924.7 per ton in 2007. The increased costs of feedstock resulted from the increase in the Company’s suppliers’ costs which are primarily affected by general cost inflation, particularly in labor and transportation, in China, as well as a general increase in prices charged by its suppliers.

Gross Profit

The Company’s gross profit for 2008 totaled RMB533.0 million, representing an increase of 21.4% from RMB439.1 million for 2007. The Company’s gross profit margin decreased to 35.6% for 2008 from 43.6% for

2007. Two major factors contributed to this decrease. First, the average unit costs of our raw materials increased at a rate higher than that at which our average selling prices increased. Second, sales of higher margin erucic acid and erucic amide as a proportion of overall sales declined due to our addition of biodiesel production capacity in Beijing and Shanghai, where these biodiesel by-products are not produced and the reduced production level of erucic acid erucic amide resulting from the temporary suspension of production at the Sichuan plant and the lower amount of rapeseed content contained in the feedstock used at the Sichuan plant during 2008.

Research and Development Expenses

Research and development expenses totaled RMB2.1 million in 2008, representing a stable level compared to RMB2.4 million for 2007.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2008 totaled RMB105.5 million, representing an increase from RMB53.6 million for 2007. The overall increase was mainly due to increases in share-based compensation, professional fees, staff costs, depreciation and other expenses. Share-based compensation for 2008 amounted to RMB36.9 million, representing an increase from RMB10.2 million for 2007, as a result of the share options granted in December 2007, March 2008 and September 2008. Professional fees totaled RMB15.6 million, representing an increase from RMB9.9 million in 2007, principally as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008, and the increased need for legal and other professional services as a result of Gushan becoming a U.S.-listed company. Staff costs amounted to RMB26.0 million, representing an increase from RMB20.2 million for 2007 mainly as a result of the commencement of full operations at the Beijing and Shanghai plants, and the addition of offices in Chongqing and Hunan. Other expenses also recorded an increase as a result of expenses incurred with respect to new plants and offices in Beijing, Shanghai, Chongqing and Hunan.

Other Operating Expenses

Other operating expenses for 2008 amounted to RMB3.2 million, representing the depreciation on buildings and machinery and salary to factory workers when Beijing Gushan temporarily suspended its production due to Beijing Olympic games in the third quarter of 2008. If these suspensions and deferrals had not occurred, these expenses would have been classified as cost of revenues. We had no such other operating expenses in 2007.

Other Income (Expense)

Interest income for the year amounted to RMB32.7 million, representing an increase from RMB3.8 million for 2007. The increase was mainly due to interest earned on the net proceeds of our initial public offering in December 2007. Interest expense for 2007 resulted from the one-off non-cash interest expenses of RMB108.9 million in connection with recognition as an expense of the unamortized amount of the beneficial conversion feature of our convertible notes, which resulted from the conversion of our convertible notes into ordinary shares upon completion of the initial public offering.

We incurred a foreign exchange loss of RMB99.8 million in 2008, compared to a foreign exchange loss of RMB1.9 million in 2007. The exchange loss resulted from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of its cash deposits in New Zealand dollars and Euros to U.S. dollars. Under the current highly volatile market conditions, we do not currently hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars and do not expect to do so in the foreseeable future.

Other income (expense), net included, among others, mainly a donation of RMB2.0 million to the municipal government of Mianyang for relief efforts following the May 12 earthquake, a provision for business tax of RMB4.1 million on intercompany advances, and other income of RMB2.3 million from a bank.

Income Tax Expense

Income tax expense for 2008 comprised CIT and a provision for dividend withholding tax, whereas income tax expense for 2007 purely comprised CIT.

CIT for 2008 amounted to RMB59.1 million, representing an increase from RMB48.5 million for 2007. The increase in CIT was mainly due to the termination of the full exemption tax holiday period for Fujian Gushan, which was subject to 9% income tax rate in 2008 and 0% in 2007. The increase in CIT was partially offset by a decrease in the tax rate for Sichuan Gushan from 18% to 12.5% and for Handan Gushan from 15% to 12.5% due to the transitional arrangement under the New CIT Law which came into effect from January 1, 2008. Beijing Gushan and Shanghai Gushan are exempt from CIT for the year ended December 31, 2008.

According to the New CIT Law and its relevant regulations, which came into effect from January 1, 2008, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. We have made provisions of RMB22.6 million for 2008 in respect of withholding tax, which included, among others, mainly the dividend withholding tax.

Net Income

Our net income amounted to RMB269.0 million for 2008, representing an increase of 16.8% from RMB230.3 million for 2007. Net income excluding share-based compensation expenses (non-GAAP) amounted to RMB307.8 million for 2008, representing an increase of 28.0% from RMB240.4 million for 2007.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations, the issuance of the 2006 Notes and our initial public offering in December 2007. As of December 31, 2008 and 2009, we had working capital of RMB875.1 million and RMB415.3 million (US$60.8 million), respectively, reflecting a sufficient position for our present requirements. Of the total current assets, as of December 31, 2008 and 2009, we had RMB963.2 million and RMB571.2 million (US$83.7 million), respectively, in cash. As of December 31, 2009, our cash primarily consisted of interest bearing bank deposits of RMB158.2 million, HK$28.4 million and US$0.4 million deposited in licensed commercial banks in the PRC and HK$1.0 million and US$56.3 million deposited in licensed commercial banks in Hong Kong. As of the date of this annual report, we do not have any positions or commitments with respect to structured financial products. We currently have no long-term or short-term borrowings outstanding and no general facilities with any bank or other financial institution. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary. We believe our current cash and cash equivalents, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future.

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

We received net proceeds of US$131.5 million upon the completion of our initial public offering in December 2007. As SAFE strengthened its control over the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. As a result, our ability to transfer the net proceeds from the offering to our subsidiaries in the PRC was significantly limited. In order to diversify the downside risk of U.S. dollars against Renminbi, we converted part of the net proceeds into other currencies including New Zealand dollars and Euros which were comparatively stable against Renminbi in the first and second quarter of 2008. Subsequently, the exchange market became extremely volatile under the financial crisis. As a result, we incurred a foreign exchange loss of RMB99.8 million in 2008, resulting from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars at this moment and do not expect to do so in the foreseeable future.

The ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan and Biomass, as a wholly owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve fund and enterprise expansion fund and have the right to discontinue allocations to these reserve funds once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2009, the amount of these restricted portions was RMB68.1 million (US$10.0 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	412,791	507,889	529	79
Net cash used in investing activities	(275,928)	(698,934)	(365,413)	(53,534)
Net cash provided by (used in) financing activities	974,449	(83,181)	(26,693)	(3,911)
Effect of foreign exchange rate changes	(5,719)	(143,281)	(463)	(68)

Net increase (decrease) in cash	1,105,593	(417,507)	(392,040)	(57,434)
Cash at beginning of year	275,142	1,380,735	963,228	141,114

Cash at end of year	1,380,735	963,228	571,188	83,680

Operating activities

Our net cash inflow from operating activities for the year ended December 31, 2009 was RMB0.5 million (US$0.1 million) compared to RMB507.9 million for the year ended December 31, 2008. The decrease in cash inflow from operating activities was primarily due to a decrease in revenues during 2009. The decrease in revenues was caused primarily by a decrease in the average selling price of the Company’s biodiesel and biodiesel by-products and a decrease in the production and sales volume of Gushan’s biodiesel and biodiesel by-products, which was, in turn, due to the Company’s strategy to seek to mitigate the potential adverse impact of the consumption tax issue.

Our net cash inflow from operating activities for the year ended December 31, 2008 was RMB507.9 million compared to RMB412.8 million for the year ended December 31, 2007. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the Beijing plant and Shanghai plants, which commenced operations in January 2008 and June 2008, respectively, and an increase in the average selling price of our biodiesel and by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in cash flow was further offset by an increase in the professional fee principally as a result of the fees incurred for the proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008 and the increased need for legal and other professional services as a result of Gushan becoming a U.S.-listed company and by an increase in staff costs resulting from expansion of our Beijing, Shanghai, Chongqing and Hunan plants. The increase in the cash inflow from operating activities for the year ended December 31, 2008 was also offset by the increase in certain current assets and, in particular, an increase of RMB27.7 million in inventory levels resulting from the enlarged size of operation in 2008 and an increase of RMB13.5 million in income tax receivable.

Our net cash inflow from operating activities for the year ended December 31, 2007 was RMB412.8 million compared to RMB344.4 million for the year ended December 31, 2006. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the increased contribution from our Fujian plant, which commenced operations in February 2006 but operated for the full year in 2007, an increase of 20,000 tons in the annual production capacity of Sichuan Gushan since the fourth quarter of 2007 and an increase in the average selling price of our biodiesel and by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in cash flow was further offset by an increase in our income tax payments of RMB34.0 million due to the expiration of the exemption from CIT with respect to Sichuan Gushan and Handan Gushan during 2007 and, to a lesser extent, by an increase in the selling, general and administrative costs due to expansion of our Hong Kong office, Fujian headquarters, Beijing and Shanghai offices and due to an increase in staff costs. The increase in the cash inflow from operating activities for the year ended December 31, 2007 was also the result of a decrease in working capital and in particular a decrease of RMB7.2 million in inventory levels resulting from an intentional build up of inventory levels in 2006 in anticipation of increases in raw material prices, the increase of RMB12.9 million in accrued expenses and other payables resulted from an increase in value added tax payable, an increase in accrued payroll and welfare and an increase in accrued professional fees.

Investing activities

For the year ended December 31, 2009 we had a net cash outflow of RMB365.4 million (US$53.5 million) from investing activities, primarily due to the purchase of property, plant and equipment of RMB349.4 million (US$51.2 million) and payment for land use rights of RMB16.0 million (US$2.3 million) mainly in connection with the construction of Chongqing Gushan, Hunan Gushan, additional facilities of Beijing Gushan and Shanghai Gushan and the new plant in Sichuan.

For the year ended December 31, 2008 we had a net cash outflow of RMB698.9 million from investing activities, primarily due to the purchase of property, plant and equipment of RMB662.7 million and payment for land use rights of RMB36.3 million in connection with the construction of Shanghai Gushan, Chongqing Gushan, Hunan Gushan and additional facilities of Beijing Gushan.

For the year ended December 31, 2007 we had a net cash outflow of RMB275.9 million from investing activities, primarily due to the purchase of property, plant and equipment of RMB263.6 million and payment for land use rights of RMB12.3 million in connection with the future operations of Beijing Gushan and Shanghai Gushan.

Financing activities

For the year ended December 31, 2009 we paid RMB26.7 million (US$3.9 million) in respect of dividends, which was the only cash outflow for financing activities.

For the year ended December 31, 2008 we had a net cash outflow of RMB83.2 million for financing activities, primarily due to the payment of dividends of RMB68.4 million and settlement of payable for initial public offering related expenses of RMB14.8 million.

For the year ended December 31, 2007 we had a net cash inflow of RMB974.4 million from financing activities, primarily due to the gross proceeds of RMB981.8 million from our initial public offering, which was offset by an initial public offering related expenses of RMB7.2 million and repayment of RMB196,000 owed to a shareholder.

Capital Expenditures

Our capital expenditures in the table below are cash outflows for the purchase of long-lived assets and land use rights, for the expansion of our production facilities. In 2007, 2008 and 2009, we funded our capital expenditures primarily through cash flows from operating activities and proceeds from the of issuance of ordinary shares. We intend to fund our future capital expenditures through cash flows from operations. The following table sets forth our capital expenditures by plant locations for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in millions)
Hong Kong office	—	24.7	0.2	—
Sichuan Gushan	61.5	2.7	127.6	18.7
Fujian Gushan	16.7	22.1	6.8	1.0
Handan Gushan	0.5	1.1	—	—
Beijing Gushan	111.4	103.2	23.5	3.4
Shanghai Gushan	85.8	207.6	74.4	10.9
Chongqing Gushan	—	168.2	53.0	7.8
Hunan Gushan	—	147.2	68.8	10.1
Biomass	—	22.1	11.1	1.6

Total	275.9	698.9	365.4	53.5

Consistent with our previously announced strategy to expand our production capacity to 500,000 tons by the end of the second quarter of 2010:

•

we incurred capital expenditures of RMB365.4 million (US$53.5 million) in 2009, primarily composed of RMB127.6 million (US$18.7 million), RMB53.0 million (US$7.8 million) and RMB68.8 million (US$10.1 million) for the construction of our new production facilities in Sichuan, Chongqing and

Hunan, respectively, RMB23.5 million (US$3.4 million) and RMB74.4 million (US$10.9 million) for the expansion of our production capacity in Beijing and Shanghai, respectively, by 50,000 tons each, RMB11.1 million (US$1.6 million) for our research and development facilities in Fujian and RMB6.8 million (US$1.0 million) for the infrastructure facilities in Fujian.

•

we incurred capital expenditures of RMB698.9 million in 2008, primarily composed of RMB56.7 million, RMB207.6 million, RMB168.2 million and RMB147.2 million for the construction of our production facilities in Beijing, Shanghai, Chongqing and Hunan, respectively, RMB46.5 million for the expansion of our production capacity in Beijing by 50,000 tons, RMB22.1 million for our research and development facilities in Fujian and RMB22.1 million for the infrastructure facilities in Fujian.

•

we incurred capital expenditures of RMB275.9 million in 2007, primarily composed of RMB61.5 million for the expansion of our production capacity in Sichuan by 20,000 tons, RMB16.7 million for an infrastructure upgrade in our facility in Fujian, and RMB111.4 million and RMB85.8 million for the construction of our production facilities in Beijing and Shanghai, respectively.

Estimated Capital Expenditures for the Remainder of 2010

We currently estimate our aggregate capital expenditures, on a cash basis, to be approximately RMB170 million for the fiscal year of 2010, which have been and will be used primarily for construction of our new production facility in Sichuan that is expected to be completed by the end of the second quarter of 2010 and to commence production in the third quarter of 2010. The new plant is near Sichuan Gushan’s existing plant and will add an additional 50,000 tons to our annual biodiesel production capacity. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash balance and anticipated cash flow from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises of 28 internal professional researchers as of December 31, 2009. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale.

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

We had entered into a technology cooperation agreement with the Resource and Environmental Research Institute of Fuzhou University, dated June 6, 2006, for research on the conversion of castor bean fiber into methanol. Upon conversion, methanol was blended with other raw materials to produce biodiesel products. Under this agreement, which expired on June 6, 2008, we agreed to provide RMB1.0 million per annum to Fuzhou University for research expenses and Fuzhou University agreed to develop the technology. The agreement specified that any intellectual property that arose from the research would belong to us. We had also entered into a technology cooperation agreement with the Fujian Chemistry Science and Technology Research Institute, dated May 22, 2006, which expired on May 22, 2008, for research regarding castor bean fiber detoxification. Our primary purpose in establishing this relationship was to process castor bean fiber for use as animal feed, which could be sold to reduce our cost of raw materials. These two research projects have been completed and we are currently considering commercializing the research results.

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

We incurred research and development expenses of RMB2.4 million, RMB2.1 million and RMB5.7 million (US$0.8 million) for the years ended December 31, 2007, 2008 and 2009, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Capital commitment in respect of the acquisition of property, plant and equipment	84.3	84.3	—	—	—
Payable in respect of the acquisition of land use rights	2.3	2.3	—	—	—
Operating lease commitments	12.2	11.9	0.3	—	—

Total	98.8	98.5	0.3	—	—

We have raw materials supply contracts with durations of up to two years but extendable by negotiation under which we purchase raw materials from certain suppliers. Pursuant to the contracts, the purchase prices are renegotiated periodically. As of December 31, 2009, we had committed to purchase an aggregate of 111,488 tons of raw materials through December 31, 2010.

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

Name	Age	Position
Jianqiu Yu	45	Chairman, Director, and Principal Executive Officer
Deyu Chen	72	Director and Chief Technology Officer
Kang Nam Chu	54	Independent Director
Dongming Zhang	66	Independent Director
Denny Lee	42	Independent Director
Wilson Wai Sun Kwong	44	President
Frank Ngai Chi Chan	38	Principal Financial Officer and Principal Accounting Officer
Haisui Chen	54	Chief Operating Officer and President of the Management Department
Gonghao Chen	33	Chief Logistics Officer and Vice President of the Management Department
Xia Zhiying	38	Chief Sales and Marketing Officer
Junxiong Li	43	Chief Engineer
Ying Kwan Cheung	50	Financial Controller
Huimin Chen	31	Senior Finance Manager
Tansy Jin Cai	32	Chief Administrative Officer and Secretary to the Chairman

Mr. Jianqiu Yu is our founder and our chairman and principal executive officer. Mr. Yu is also currently a director of various investment holding companies incorporated in the British Virgin Islands and various operating subsidiaries incorporated in the PRC. Mr. Yu has over 16 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded our Company in 2000 to conduct biodiesel research and development. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our Company on June 6, 2006. Mr. Yu is also one of our major shareholders through his ownership in Gemino Success Limited as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” below.

Mr. Deyu Chen is a director and has been the chief technology officer of our Company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 37 years and has received many awards. In October 1992, Mr. Chen received the Certificate for Special Allowance from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement” by the Mianyang County Government and “First Award for Science and Technology Advancement” by the Sichuan Provincial Government. He joined our Company in June 2001. Mr. Chen is responsible for our research and development. He was appointed as a director of our Company on June 6, 2006.

Mr. Kang Nam Chu is an independent director of our Company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 21 years of management and operations experience in the areas of economics and trading. Mr. Chu is currently an independent non-executive director of China Mining Resources Group Limited, a company listed on the Hong Kong Stock Exchange. He was appointed as an independent director of our Company on August 1, 2007.

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

Mr. Denny Lee is an independent director of our Company. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game services providers. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non-executive director on the board of NetEase.com, Inc., which is listed on the Nasdaq Stock Exchange. He also serves as independent non-executive director of New Oriental Education & Technology Group Inc., Acorn International, Inc. and Concord Medical Services Holdings Ltd., all of which are listed on the NYSE. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants. He was appointed as an independent director of our Company on December 18, 2007.

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the president in charge of business, strategic development and overall responsibility for investor relations for our Company. Since joining our Company, Mr. Kwong also served as the vice president of business development until January 24, 2008, after which he was promoted to the newly created position of president. Mr. Kwong has 13 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

Mr. Frank Ngai Chi Chan joined us in August 2007 and is the principal financial officer and principal accounting officer of our Company. Mr. Chan has over 14 years of experience in financial management, compliance and auditing. Prior to joining our Company, Mr. Chan had worked in the audit division of PricewaterhouseCoopers Hong Kong and in three listed companies as the financial controller and company secretary in Hong Kong. From 2004 to August 2007, Mr. Chan worked in Tong Ren Tang group, the largest producer of Chinese Medicine in China as the financial controller and company secretary. Mr. Chan holds a

Bachelor’s degree from The Hong Kong University of Science and Technologies and a Master’s degree from The Chinese University of Hong Kong. Mr. Chan is currently a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Haisui Chen has been the chief operating officer and president of our management department since November 2006 and has over 22 years of management experience. From 2003 to November 2005, Mr. Chen was the chairman of HuaTongTianXiang Group Co. Ltd., a company listed on the Shanghai Stock Exchange. He also has held senior management roles in several enterprises. Mr. Chen graduated from the Central School of the Chinese Communist Party in 1986 with a Master’s degree in economics.

Mr. Gonghao Chen has been the chief logistics officer and vice president of our management department since 2008 and had been the chief sales and marketing officer and general manager of Handan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Beijing Gushan. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 11 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. He joined our Company in June 2001. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our Company.

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

In 2009, the aggregate remuneration and benefits in kind that we paid to executive directors and executive officers was RMB12.1 million (US$1.8 million) and the amount that we paid to non-executive directors was RMB0.4 million (less than US$0.1 million). In addition, in 2009, we contributed approximately RMB120,300 (US$17,624) to retirement plans and other benefits for our directors and executive officers who are also employees under the laws of China and Hong Kong. For details relating to the share options which our directors and executive officers may be granted from time to time, see Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Scheme.”

On September 21, 2007, in connection with our reorganization in preparation for our initial public offering, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong , which replaced the existing employment agreement with Carling Technology. Pursuant to this agreement, we granted the executive options to acquire 1,094,656 ordinary shares of Gushan at the exercise price of US$1.93 (RMB13.5) per share. The options have fully vested. At the date of this annual report, none of these share options have been exercised.

On January 22, 2009, under the Share Option Scheme we granted additional options to Mr. Wilson Wai Sun Kwong to purchase an aggregate of 657,000 ordinary shares at an exercise price of US$1.33 per ordinary share (as adjusted to US$2.66 per ADS). These options will expire ten years from the date of grant. As of the date of this annual report, none of these share options have been exercised.

On March 16, 2010, under the Share Option Scheme we granted additional options to Mr. Wilson Wai Sun Kwong to purchase an aggregate of 600,000 ordinary shares at an exercise price of US$0.61 per ordinary share (as adjusted to US$1.22 per ADS). These options will expire ten years from the date of grant. As of the date of this annual report, none of these share options have been exercised.

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

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and NYSE corporate governance rules. The charters of each of the committees are available on our website, www.chinagushan.com. We have also adopted corporate governance guidelines to assist the board in the exercise of its responsibilities, which is available on our website at www.chinagushan.com. Each committee’s members and functions are described below.

Board Committees

Audit Committee

The audit committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules and the Securities and Exchange Commission regulations. In addition, our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of four other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for among other things:

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

D. Employees

We had 372, 679 and 376 employees as of December 31, 2007, 2008 and 2009, respectively. The following table shows a breakdown of our employees by geographical location as of December 31, 2009:

	Number of employees	% of total
Location
Sichuan	77	20.5%
Fuzhou	67	17.8%
Handan	62	16.5%
Beijing	42	11.2%
Shanghai	53	14.1%
Chongqing	37	9.8%
Hunan	34	9.0%
Hong Kong	4	1.1%

	376	100.0%

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

	Ordinary Shares Beneficially Owned		Percentage of Votes Held Percent
	Number	Percent
Name
Principal Shareholders
Gemino Success(1)	63,996,218	38.36%	38.36%
Directors and Executive Officers
Jianqiu Yu(1)	63,996,218	38.36%	38.36%
Deyu Chen	*	*	*
KangNam Chu	*	*	*
Dongming Zhang	*	*	*
Denny Lee	*	*	*
Wilson Wai Sun Kwong	*	*	*
Frank Ngai Chi Chan	*	*	*
Haisui Chen	*	*	*
Gonghao Chen	*	*	*
Xia Zhiying	*	*	*
Junxiong Li	*	*	*
Ying Kwan Cheung	*	*	*
Huimin Chen	*	*	*
Tansy Jin Cai	*	*	*
All Directors and Executive Officers As a Group	67,060,559	40.2%	40.2%

*	Less than 1% of our total outstanding shares.
(1)	Represents 63,996,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondance address of Gemino Success Limited is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.

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

As of the date of this annual report there are 1,035,667 ordinary shares (equal to 517,833 ADSs) available for future issuance upon the exercise of future grants under our Share Option Scheme.

The following table sets forth information with respect to the share options granted under our Share Option Scheme to our directors, executive officers and employees as of the date of this annual report:

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Deyu Chen	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Kang Nam Chu	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Dongming Zhang	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Denny Ting Bun Lee	*	4.80	December 18, 2007	December 17, 2017
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Wilson Wai Sun Kwong	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Frank Ngai Chi Chan	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Ying Kwan Cheung	*	4.80	December 18, 2007	December 17, 2017
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Haisui Chen	*	5.30	March 25, 2008	March 24, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Xia Zhiying	*	5.30	March 25, 2008	March 24, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Junxiong Li	*	5.30	March 25, 2008	March 24, 2018
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Chen Huiming	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Tansy Jin Cai	*	5.30	March 25, 2008	March 24, 2018
	*	5.30	September 1, 2008	August 31, 2018
	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
All Directors and Executive Officers as a Group	8,520,183

*	Less than 1% of our outstanding share capital.

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

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

According to The Bank of New York, depositary for our ADSs, as of December 31, 2009, 50,695,814 of our ADSs, representing in aggregate approximately 60.8% of our outstanding ordinary shares (including ordinary shares underlying our ADSs) were held by five ADR holders of record in the United States. Because most of our ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares may be higher.

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

Other Related Party Transactions

Transactions with Shareholders

A shareholder paid operating expenses of RMB196,000 on our behalf during the year ended December 31, 2006, and we repaid the amount during the year ended December 31, 2007.

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

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology and Profit Faith Technology, which in turn depend on dividends from our seven subsidiaries in China, namely Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan and Biomass. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan and Biomass, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund and enterprise expansion fund until the balance of the funds has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. In additional to its general reserve fund and enterprise expansion fund, Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to its staff welfare fund. The staff welfare fund is established for the purpose of providing employee with facilities and other collective benefits to the employees, and it is recognized as an expense and classified as a current liability and included in accrued expenses and other payables in the consolidated balance sheets.

According to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] Circular 601 “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements.” Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009. See Item 3.D, “Key Information—Risk Factors—The New CIT Law could affect tax exemptions on dividends received by us and our shareholders and increase our CIT rate” for more information

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report. Please refer to “Subsequent Events” in Note 16 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING.

Not applicable except for Item 9.A.4. and Item 9.C.

A. Offering and listing details

Price Range of Our ADSs

Our ADSs, each representing two of our ordinary shares, have been listed on the NYSE since December 19, 2007. Our ADSs trade under the symbol “GU.” For the period from December 19, 2007 to March 29, 2010, the trading price of our ADSs on the NYSE has ranged from US$0.98 to US$17.95 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each of the months since our initial public offering.

	Sale Price
	High		Low
ANNUAL HIGHS AND LOWS
2007	US$	10.48	US$	8.84
2008	US$	17.95	US$	1.51
2009	US$	3.25	US$	1.23

QUARTERLY HIGHS AND LOWS
2008
First Quarter	US$	15.52	US$	7.00
Second Quarter	US$	17.95	US$	11.00
Third Quarter	US$	12.75	US$	4.99
Fourth Quarter	US$	5.34	US$	1.51
2009
First Quarter	US$	2.48	US$	1.23
Second Quarter	US$	3.25	US$	1.68
Third Quarter	US$	2.74	US$	1.75
Fourth Quarter	US$	1.86	US$	1.24

MONTHLY HIGHS AND LOWS
2009
September	US$	2.16	US$	1.79
October	US$	1.86	US$	1.35
November	US$	1.60	US$	1.24
December	US$	1.53	US$	1.27
2010
January	US$	1.45	US$	1.25
February	US$	1.32	US$	0.98
March (through March 29, 2010)	US$	1.30	US$	1.08

On March 29, 2010, the closing sale price of our ADSs as reported on the NYSE was US$1.19 per ADS.

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

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or exchange of an ordinary share or ADS equal to the difference between the amount realized (in U.S. dollars) for the ordinary share or ADS and your tax basis (in U.S. dollars) in the ordinary share or ADS. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder who has held the ordinary share or ADS for more than one year, you will be eligible for reduced rates of taxation (currently 15%). You may deduct any loss resulting from the sale or exchange of an ordinary share or ADS only against other capital gains. If you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Any gain or loss that you recognize will generally be treated as a United States source gain or loss, although certain income tax treaties, including the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, include provisions that, if applicable, may treat gain or loss on a disposition of ADSs or ordinary shares as foreign source income or loss under certain circumstances. You are urged to consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

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

If you hold our ordinary shares or ADSs in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs. In addition recently enacted legislation provides that each United States person that is a shareholder of a passive foreign investment company is required to file an annual information return containing such information as the Treasury Department may require. The Treasury Department has not yet released the form on which this return is to be filed, nor has it provided guidance as to what information will be required. You are urged to consult your own tax advisor regarding the time and method for filing this return if you hold our ordinary shares or ADSs in any year in which we are a PFIC.

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

Recently enacted legislation will require you, if you are certain type of U.S. Holder, to report information with respect to your investment in our ordinary shares or ADSs not held through an account with a financial institution to the IRS. If you fail to report information required under this legislation, you could become subject to substantial penalties. You are encouraged to consult with your own tax advisors regarding the possible implications of this legislation on your investment in our ordinary shares or ADSs. The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed in a timely manner.

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

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. As of December 31, 2009, a substantial portion of our cash is held in China and Hong Kong in interest bearing bank deposits and denominated in Renminbi, Hong Kong dollars and U.S. dollars. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt. We do not currently use any derivative financial instruments to manage our interest rate risk.

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

Foreign exchange risk

We carry out the majority of our transactions in Renminbi, therefore, we have limited exposure to foreign exchange fluctuations from day-to-day operations. As of December 31, 2009, we had RMB158.2 million,

US$56.7 million and HKD29.4 million denominated in Renminbi, Hong Kong dollars and U.S. dollars, respectively, deposited in interest bearing accounts. RMB appreciated by 0.09% against US$ and by 0.16% against HK$ in 2009. Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% depreciation of US$ and HK$ based on the foreign exchange rate on December 31, 2009, would result in net loss of RMB41.3 million for our holdings of cash of RMB412.9 million, which was denominated in US$ and HK$ as of December 31, 2009. Conversely, we estimate that a 10% appreciation of US$ and HK$ would result in a net gain of RMB41.3 million for our cash in US$ and HK$ as of December 31, 2009. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

During 2008, the Company incurred a foreign exchange loss of RMB99.8 million (US$14.6 million). The exchange loss resulted from the depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Subsequently, the Company did not hold cash balances in currencies other than in RMB, HK$ and US$ since then and up to the date of this annual report. Under the current highly volatile market conditions, the Company expects to continue hold RMB, HK$ and US$ only in the foreseeable future. In translating the financial statements of our holding companies, whose functional currency is U.S. dollars or Hong Kong dollars, into Renminbi, we also recorded a foreign exchange translation adjustment for the depreciated value of our net assets in our accumulated other comprehensive loss with shareholders’ equity as of December 31, 2009. We do not currently use any derivative financial instruments to manage our foreign exchange risk. See Item 3.D, “Key Information—Risk Factors—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.”

Inflation risk

Inflation did not have a significant effect on our business in 2007 but it affected our profit margins in 2008 and 2009. According to the NBSC, inflation, as measured by the consumer price index, or the CPI, in China was 4.8%, 5.9% in 2007 and 2008, respectively. In 2009, the CPI dropped by 0.7% from the previous year. Although China has experienced lower rates of inflation in 2009, recently released data indicated that China’s inflation rates is picking up again in 2010. If the trend continues in the rest of 2010, our profit margins will be further materially and adversely affected. We do not currently use any derivative financial instruments to manage our inflation risk.

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

As of December 31, 2009, we have used all the net proceeds of US$131.5 million, of which US$126.1 million for the acquisition of land use rights and construction of facilities in Chongqing, Hunan and Sichuan and for the expansion of our Beijing plant and Shanghai plant, including the purchase of manufacturing equipment and the construction of additional production and ancillary facilities, and US$5.4 million for acquisition of facilities for research and development purposes, including research into the production of biodiesel using other feedstocks at a cost effective price, and for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2009, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2009, as stated in their report which appears on page F-3 of this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Denny Lee, one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Denny Lee, see Item 6., “Directors, Senior Management and Employees—Directors and Senior Management.”

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

	2007	2008	2009
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	7,651	4,308	6,803
Audit-related fees	—	—	—
Tax fees	—	—	100
All other fees(2)	—	59	—
Total fees	7,651	4,367	6,903

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and of our internal control over financial reporting.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “All other fees” involve principally the seminars provided to our staff for technical updates in respect of PRC accounting standards and PRC tax laws.

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

Gushan is incorporated in the Cayman Islands. Under Section 303A of the NYSE Listed Company Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-U.S. company that is required to file an annual report on Form 20-F with the SEC is required to provide a general summary of the significant differences to its U.S. investors in such annual report. Gushan is committed to a high standard of corporate governance. As such, Gushan endeavors to comply with most of the NYSE corporate governance practices.

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of the Registrant, dated November 9, 2007(1)

2.1	Form of American Depositary Receipt(2)

2.2	Specimen Certificate for Ordinary Shares(2)

2.3	Deposit Agreement among the Registrant, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated December 24, 2007(1)

2.4	Investors’ Rights Agreement, among Gushan Environmental Energy Limited, the ordinary shareholders of Gushan Environmental Energy Limited and the holders of the 2006 Notes, dated September 20, 2007(2)

4.1	Share Option Scheme, dated November 9, 2007(2)

4.2	Technology cooperation agreement with the Fujian Chemistry Science & Technology Research Institute, dated May 22, 2006 (English translation)(2)

4.3	Technology cooperation agreement with the Resource & Environmental Research Institute of Fuzhou University, dated June 6, 2006 (English translation)(2)

4.4	Form of Service Agreement between the Registrant and an Executive Officer of the Registrant(2)

4.5	Subscription Agreement among Carling Technology Limited, Tiger Global Private Investment Partners III, L.P., United Capital Investment Group Limited, Jianqiu Yu, Joywin Technology Limited, Profit Faith Technology Limited and Brightest Resources Limited, dated January 19, 2006(2)

4.6	Agreement for the sale and purchase of Shares and transfer of convertible notes in Carling Technology Limited, among Gushan Environmental Energy Limited, Carling Technology Limited, Jianqiu Yu, Zihong Chen, Gonghao Chen, the ordinary shareholders of Carling Technology Limited and the holders of the 2006 Notes, dated September 20, 2007(2)

4.7	Form of Directors Agreement(2)

8.1	Subsidiaries of Registrant

11.1	Code of Ethics of the Registrant(3)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

Exhibit Number	Description

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350

15.1	Consent of KPMG

23.1	Consent of Conyers Dill & Pearman

23.2	Consent of Sidley Austin

23.3	Consent of Chen & Co. Law Firm

23.4	Consent of Greater China Appraisal Limited

(1)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33878).
(2)	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-147794).
(3)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 001-33878).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2010

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Jianqiu Yu
Name : Title :	Jianqiu Yu Chairman and Chief Executive Officer (Principal Executive Officer)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gushan Environmental Energy Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/    KPMG

Hong Kong, China

March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gushan Environmental Energy Limited:

We have audited Gushan Environmental Energy Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gushan Environmental Energy Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Gushan Environmental Energy Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 31, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

March 31, 2010

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

		December 31,
	Note	2008	2009
		RMB	RMB
ASSETS
Current assets:
Cash	1(d)	963,228	571,188
Accounts receivable	1(d)	12,926	2,414
Inventories	3	59,246	33,418
Prepaid expenses and other current assets		10,227	26,411
Income tax receivable		13,501	3,107
Deferred tax assets	9	1,206	1,192

Total current assets		1,060,334	637,730

Property, plant and equipment, net	4	1,451,533	1,641,096
Land use rights		84,101	85,384
Deferred tax assets	9	4,568	5,962
Other assets		3,500	8,957

Total assets		2,604,036	2,379,129

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,345	580
Accounts payable for property, plant and equipment		105,842	72,399
Accrued expenses and other payables	6	61,969	43,755
Provision for consumption tax	11	—	103,780
Income tax payable		14,108	1,925

Total current liabilities		185,264	222,439

Deferred tax liabilities	9	21,951	29,636
Income tax payable		5,500	10,207
Other non-current liabilities		13,551	19,984

Total liabilities		226,266	282,266

Commitments and contingencies	14

Shareholders’ equity:	1(b)
Ordinary Shares
Par value: HK$0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 166,831,943 shares		1	1
Additional paid-in capital		1,475,669	1,505,361
Accumulated other comprehensive losses		(47,359)	(47,756)
Retained earnings		949,459	639,257

Total shareholders’ equity		2,377,770	2,096,863

Total liabilities and shareholders’ equity		2,604,036	2,379,129

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of RMB, except per share data)

		Year ended December 31,
	Note	2007	2008	2009
		RMB	RMB	RMB
Revenues	8 & 1(d)	1,008,056	1,495,614	628,186
Cost of revenues	1(d)	(568,973)	(962,606)	(766,686)

Gross profit (loss)		439,083	533,008	(138,500)

Operating expenses:
Research and development		(2,397)	(2,150)	(5,665)
Selling, general and administrative		(53,557)	(105,476)	(89,894)
Other operating expenses	1(c) & 2(f)	—	(3,198)	(33,465)

Total operating expenses		(55,954)	(110,824)	(129,024)

Income (loss) from operations		383,129	422,184	(267,524)

Other income (expense):
Interest income		3,757	32,756	2,407
Interest expense	4	(108,893)	(73)	—
Foreign currency exchange losses, net	1(d)	(1,945)	(99,789)	(90)
Other income (expense), net	2(q)	2,724	(4,375)	(779)

Earnings (loss) before income tax expense		278,772	350,703	(265,986)

Income tax expense	9	(48,499)	(81,693)	(17,523)

Net income (loss)		230,273	269,010	(283,509)

Earnings (loss) per ordinary share
—Basic	12	1.84	1.61	(1.70)
—Diluted	12	1.83	1.61	(1.70)

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of RMB, except number of shares)

	Note	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity	Comprehensive Income (Loss)
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2007		123,820,000	—	283,197	(3,653)	518,577	798,121

Issuance of ordinary shares upon conversion of convertible notes, net of issuance cost of nil	5	13,011,943	—	179,259	—	—	179,259
Issuance of 30,000,000 ordinary shares, upon Initial Public Offering, net of issuance cost of RMB17,580	1b	30,000,000	1	964,254	—	—	964,255
Net income		—	—	—	—	230,273	230,273	230,273
Foreign currency exchange translation adjustment		—	—	—	(759)	—	(759)	(759)

								229,514

Share-based compensation	10	—	—	10,152	—	—	10,152

Balance as of December 31, 2007		166,831,943	1	1,436,862	(4,412)	748,850	2,181,301

Net income		—	—	—	—	269,010	269,010	269,010
Foreign currency exchange translation adjustment		—	—	—	(42,947)	—	(42,947)	(42,947)

								226,063

Share-based compensation	10	—	—	38,807	—	—	38,807
Dividend declared and paid		—	—	—	—	(68,401)	(68,401)

Balance as of December 31, 2008		166,831,943	1	1,475,669	(47,359)	949,459	2,377,770

Net loss		—	—	—	—	(283,509)	(283,509)	(283,509)
Foreign currency exchange translation adjustment		—	—	—	(397)	—	(397)	(397)

								(283,906)

Share-based compensation	10	—	—	29,692	—	—	29,692
Dividend declared and paid		—	—	—	—	(26,693)	(26,693)

Balance as of December 31, 2009		166,831,943	1	1,505,361	(47,756)	639,257	2,096,863

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB, except number of shares)

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cash flows from operating activities
Net income (loss)	230,273	269,010	(283,509)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	10,152	38,807	29,692
Depreciation	36,883	77,729	126,359
Land use rights expense	313	1,286	1,396
Amortization of discount on convertible notes and issuance cost, net of interest cost capitalized	108,893	—	—
Loss on disposal of property, plant and equipment	1	139	68
Foreign currency exchange loss, net	1,945	99,789	90
Deferred tax expense	—	16,123	6,296
Inventory write-downs	—	—	3,818
Changes in assets and liabilities
Accounts receivable	(6,330)	18,184	10,512
Inventories	7,204	(27,666)	22,010
Prepaid expenses and other current assets	(959)	2,056	(16,079)
Income tax receivable	—	(13,501)	10,394
Accounts payable	(2,988)	2,569	(2,765)
Accrued expenses and other payables	12,859	6,186	(5,052)
Income tax payable	14,545	456	(7,476)
Provision for consumption tax	—	—	103,780
Other non-current liabilities	—	16,132	6,455
Other assets	—	590	(5,460)

Net cash provided by operating activities	412,791	507,889	529

Cash flows from investing activities
Purchase of property, plant and equipment	(263,648)	(662,658)	(349,470)
Payments for land use rights	(12,280)	(36,276)	(15,973)
Proceeds from disposal of property, plant and equipment	—	—	30

Net cash used in investing activities	(275,928)	(698,934)	(365,413)

Cash flows from financing activities
Dividends paid	—	(68,401)	(26,693)
Proceeds from issuance of ordinary shares	981,834	—	—
Payment for expenses related to Initial Public Offering	(7,189)	(14,780)	—
Repayment of advances received from related parties	(196)	—	—

Net cash provided by (used in) financing activities	974,449	(83,181)	(26,693)

Effect of foreign exchange rate changes on cash	(5,719)	(143,281)	(463)

Increase (decrease) in cash	1,105,593	(417,507)	(392,040)
Cash at beginning of year	275,142	1,380,735	963,228

Cash at end of year	1,380,735	963,228	571,188

Supplemental cash flow and non-cash flow information
Income taxes paid	(33,954)	(78,552)	(8,301)
Interest paid	—	(73)	—
Non-cash investing and financing transactions:
Conversion of 2006 Notes, including accrued interest of RMB174,733 for 13,011,943 of the Company’s ordinary shares	184,651	—	—
Accounts payable for expenses related to Initial Public Offering at the end of year	15,345	—	—
Accounts payable for property, plant and equipment	42,583	59,376	(33,443)

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of bio-diesel and bio-diesel by-products in the People’s Republic of China (the “PRC”). The Group has seven production facilities located in the Sichuan, Hebei, Fujian and Hunan provinces, and in Beijing, Shanghai and Chongqing. The Company is currently constructing a new plant near the existing plant in Sichuan. The Group’s biodiesel product is typically sold as a refined oil product which is blended by its customers with diesel fuel to power diesel engines and vehicles or sold as a raw material named fatty acid methyl ester used to produce chemical products. The Group’s bio-diesel by-products include glycerine, plant asphalt, erucic acid and erucic amide. Currently, the Company’s Sichuan, Hebei, Beijing and Shanghai production facilities are currently in operation.

As of December 31, 2009, the Group’s major subsidiaries include the following entities:-

Subsidiary	Nature of operations	Percentage of ownership
Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Handan Gushan Bio-sources Energy Co., Ltd. (“Handan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”)	Production of biodiesel and biodiesel by-products	100%

Beijing Gushan Bio-sources Energy Co. Ltd. (“Beijing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Shanghai Gushan Bio-Energy Technologies Co., Ltd. (“Shanghai Gushan”)	Production of biodiesel and biodiesel by-products	100%

Chongqing Gushan Bio-Sources Energy Co., Ltd. (“Chongqing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Gushan (China) Biomass Energy Technology Co. Ltd. (“Biomass”)	Research and development	100%

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

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

On December 19, 2007, the Company completed the IPO of American Depositary Shares (“ADS”), representing two ordinary shares, on the New York Stock Exchange. The IPO, which was priced at US$4.80 per share (equivalent to US$9.60 per ADS), consisted of 30,000,000 new ordinary shares (equivalent to 15,000,000 ADSs) issued by the Company and 8,454,612 ordinary shares (equivalent to 4,227,306 ADSs) offered by the selling shareholders.

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

Since the Reorganization was completed for the sole purpose of establishing the legal structure of the Group in preparation of the Group’s IPO and as the shareholders’ proportionate equity interests in the Company upon completion of the Reorganization were identical to their proportionate equity interests in CAL just prior to the completion of the Reorganization, the Reorganization has been accounted for in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of CAL which were transferred to the Company have been recognized at the historical carrying amounts of CAL. In addition, the accompanying consolidated financial statements present the results of the Group as if CAL and CAL’s subsidiaries were transferred to the Company as of the beginning of the earliest period presented.

For the year ended December 31, 2009, the Company incurred a net loss of $283,509 mainly due to narrowing of profit margin, a provision for consumption tax for sales of biodiesel to the refined oil market and an increase in the average fixed production costs per unit of output, which resulted from a decrease in the production and sales volume of the Company’s biodiesel and biodiesel by-products. The provision for consumption tax was made as a result of the introduction of new regulations in respect of consumption tax on refined oil products effective as of January 1, 2009. Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. In order to minimize the potential operating cash outflows for paying consumption tax, the Company suspended Fujian Gushan’s production from June 2009 and reduced the production of biodiesel sold to the refined oil market. As a result, the overall production and sales volume of the Company’s biodiesel and biodiesel by-products decreased and average fixed production costs increased accordingly. In order to mitigate the deterioration of profit margin, the Company began to diversify and secure its sources of raw materials at a stable price by signing two purchase contracts of alternative raw materials with terms of three to five years respectively, in 2009. In order to mitigate the potential adverse impact from the consumption tax issue, the Company is expanding alternative sales channels to the chemical market, which are not subject to consumption tax. Together with its existing capital resources, including its current cash balance and future cash flows from operations, the Company anticipates that these measures should be adequate to satisfy its liquidity requirements in the foreseeable future.

Certain amounts in the consolidated statements of operations for the year ended December 31, 2008 have been reclassified to conform with current year presentation. RMB3,198 previously included in selling, general and administrative expenses (related to depreciation of Beijing Gushan during the Olympic Game) were reclassified to “other operating expenses”.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

(d) Significant Concentrations and Risks

Customer concentration

All of the Group’s customers are located in the PRC. None of individual customers accounted for more than 10% of the Group’s revenues in any single year during the three years ended December 31, 2009.

Individual customers accounting for more than 10% of the Group’s accounts receivable consist of the following:

	December 31,
	2008		2009
	RMB	%	RMB	%
Customer A	479	4%	734	30%
Customer B	1,767	14%	644	27%
Customer C	7,947	61%	424	18%
Customer D	449	3%	346	14%

Total	10,642	82%	2,148	89%

Supplier concentration

All of the Group’s suppliers are located in the PRC. Purchases from individual suppliers accounting for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	%
Supplier A	—	—	93,194	10%	53,751	7%
Supplier B	106,192	19%	98,109	10%	38,376	5%
Supplier C	59,193	10%	90,487	9%	35,792	5%
Supplier D	64,875	11%	83,826	9%	35,218	4%

Total	230,260	40%	365,616	38%	163,137	21%

Cash concentration

The Group’s cash balance includes the following:

	December 31,
	2008	2009
	RMB	RMB
Deposited in financial institutions in the PRC
Denominated in RMB	439,089	158,201
Denominated in HKD	3	24,989
Denominated in USD	22,185	2,547

	461,277	185,737

Deposited in financial institutions in Hong Kong
Denominated in HKD	4,103	871
Denominated in USD	497,754	384,503

	501,857	385,374

	963,134	571,111

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, ORGANIZATION, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

Management believes that financial institutions in which cash balances are held are of high credit quality. The Group held cash on hand of RMB94 and RMB77 as petty cash as of December 31, 2008 and 2009 respectively. The Group’s USD and HKD cash holdings expose it to losses from the appreciation of the RMB relative to USD. During the year ended December 31, 2009, the Group held currency deposits denominated in RMB, USD and HKD only. During the year ended December 31, 2008, the Group held part of the currency deposits denominated in Euro and New Zealand dollars and incurred exchange losses of RMB99,789 principally as a result of the depreciation of the Euro and New Zealand dollars against the USD.

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

(c) Foreign Currency Transactions

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s PRC subsidiaries is the RMB since the RMB is the currency of the PRC, the primary economic environment in which the Group’s PRC subsidiaries operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in foreign currency exchange losses in the statements of operations.

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at the balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB, at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

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

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Accounts Receivable

Accounts receivable are recorded at invoiced amount. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of the balances. In evaluating the collectability of an accounts receivable balance, the Group considers various factors, including the age of the balance, the customer’s historical payment history and current credit-worthiness, and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for doubtful accounts has been provided for any of the periods presented because the Company has not incurred significant losses in prior periods and management believes all accounts receivable are fully collectible. The Group does not have any off-balance-sheet credit exposure related to its customers.

(e) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average basis. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an allocation of manufacturing overhead based on normal operating capacity.

(f) Long-lived Assets

Property, plant and equipment

Property, plant and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income or loss is credited or charged for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements or betterments are capitalized. The estimated useful lives of property, plant and equipment are:

Buildings	10 to 50 years
Plant and machinery	5 to 10 years
Furniture and fixtures	5 years
Motor vehicles	5 to 10 years

Depreciation of property, plant and equipment attributable to manufacturing activities, including depreciation during the period in which the Company suspends production due to ordinary maintenance and repairs and regular holidays, is capitalized as part of the cost of inventory, and expensed as cost of revenues when the inventory is sold. Costs incurred in the construction of property, plant and equipment, including an allocation of interest costs incurred, are capitalized and transferred out of construction-in-progress and into their respective asset category when the assets are ready for their intended use, at which time depreciation commences. Depreciation of the related property, plant and equipment during the periods in which the Company suspends production or defers the commencement of production due to reasons other than ordinary maintenance and repairs and regular holidays, is charged to expense and recorded in “other operating expenses”.

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

(g) Land Use Rights

Land use rights represent the exclusive right to the use of land during a specific contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights or the remaining period of the rights upon acquisition. As of December 31, 2008 and 2009, land use rights of RMB1,358 and RMB1,462 respectively, expected to be charged to expense within one year from the balance sheet date have been classified as a current asset and included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Land use rights as of December 31, 2009, include RMB19,417 for down payment of the land use rights for the land located in Beijing for which the land use right certificates has not been issued to the Group by the relevant PRC authority.

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

(i) Share-based Payments

The Group accounts for share-based payments under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”), which was primarily codified into FASB ASC 718, Compensation—Stock Compensation. Under ASC 718, the Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the number of share options that are forfeited prior to vesting.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 36% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of operations as the related service is provided. For the years ended December 31, 2007, 2008, and 2009, contributions to the defined contribution plans were RMB812, RMB1,662 and RMB1,844, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(k) Research and Development Costs

Research and development costs are expensed as incurred.

(l) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that the change in tax rates or tax law is enacted.

Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”), which was primarily codified into FASB ASC 740, Income Taxes. ASC 740 clarifies the accounting for uncertain tax positions and requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(m) Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing adjusted net income (loss) by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method). Ordinary equivalent shares in the diluted earnings (loss) per share computation are excluded to the extent that their effect is anti-dilutive.

For the purpose of calculating earnings (loss) per share the weighted average number of shares used in the calculation reflects the shares outstanding as if the Reorganization had occurred as of January 1, 2007.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Segment Reporting

The Group has one operating segment, as that term is defined by SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”, which was primarily codified into FASB ASC 280, Segment Reporting. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(o) Fair Value of Financial Instruments

The carrying amounts of all financial instruments approximate their fair values due to their short-term nature.

(p) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of the business that cover a wide range of matters, including among others, product and environmental liability and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies, which was primarily codified into FASB ASC 450, Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(q) Government Grant

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2007, 2008 and 2009, grants received, which are included in other income, were RMB2,692, RMB105 and RMB239, respectively.

(r) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the lessor are charged to the statements of operations on a straight-line basis over the lease periods or on a unit-of-production basis, if the unit-of-production basis is more representative of the time pattern in which the benefit is derived from the lease, over the lease periods.

(s) Recently Issued Accounting Standards

FASB ASC 105

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was primarily codified into FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles. ASC 105 has become the single source of authoritative non governmental generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This standard reorganizes the GAAP pronouncements into accounting topics and displays them using a consistent structure. The adoption of ASC 105 did not have any impact on the Company’s consolidated financial statements for the fiscal year ended December 31, 2009.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB ASC 855

In May 2009, the FASB updated its guidance in FASB Statement No. 165, Subsequent Events, which was primarily codified into FASB ASC 855, Subsequent Events, establishing principles and requirements for subsequent events. In particular, ASC 855 sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This updated guidance is effective for interim periods ended after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company’s consolidated financial statements.

FASB ASC 470-20

In May 2008, the FASB issued FASB Staff Position APB14-1. “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” which was primarily codified into FASB ASC 470-20, Debt with Conversion and other Options. This Statement clarifies the accounting treatment of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). Additionally, ASC 470-20 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. ASC 470-20 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of ASC 470-20 did not have any impact on the Company’s consolidated financial statements.

3    INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2008	2009
	RMB	RMB
Raw materials	32,650	20,791
Work in progress	2,644	1,279
Finished goods	23,952	11,348

Total inventories	59,246	33,418

4    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2008	2009
	RMB	RMB
Buildings	148,181	205,337
Furniture and fixtures	3,436	4,229
Machinery	937,703	1,504,108
Motor vehicles	8,198	8,750
Construction in progress	523,907	214,880

Total property, plant and equipment	1,621,425	1,937,304
Less: accumulated depreciation	(169,892)	(296,208)

Total property, plant and equipment, net	1,451,533	1,641,096

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

4    PROPERTY, PLANT AND EQUIPMENT (Continued)

The Group does not have the property ownership certificates for certain of its buildings in Fujian, Sichuan, Beijing, Shanghai, Chongqing and Hunan. As of December 31, 2009, the net book value of these buildings amounted to approximately RMB132,937. As of December 31, 2009, the application to obtain these property ownership certificates is still in process.

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cost of revenues	35,353	71,570	88,698
Research and development	—	—	2,209
Selling, general and administrative	1,530	3,161	3,192
Other operating expenses	—	2,998	32,260

Total depreciation expense	36,883	77,729	126,359

The Company capitalizes interest cost as a component of the cost of construction in progress. Interest cost incurred during the years ended December 31, 2007, 2008, and 2009 consist of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Interest cost capitalized	39,938	—	—
Interest cost charged to income	108,893	73	—

Total interest cost incurred	148,831	73	—

5    CONVERTIBLE NOTES

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

The Company determined that the conversion feature embedded in the 2006 Notes was not required to be bifurcated and accounted for as a derivative pursuant to SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) which was primarily codified into FASB ASC 815, Derivatives and Hedging, since the terms of conversion do not (i) require or permit net settlement, (ii) provide for a means for the conversion feature to be settled outside the contract, or (iii) provide for delivery of an asset which would put the holders of the 2006 Notes in a position substantially similar to a net settlement provision.

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

The estimated fair value of the CAL ordinary shares at the commitment date was determined by management based on the per share price of ordinary shares transferred between several independent third parties near the commitment date. Since the 2006 Notes had a stated redemption date, the discount resulting from the recognition of the beneficial conversion option embedded in the 2006 Notes was recognized as interest cost incurred over the period from the date of issuance to February 22, 2009, the stated redemption date, using the effective interest method. In the event the 2006 Notes were redeemed prior to the stated redemption date, the unamortized discount would be recognized as interest expense upon redemption. Direct and incremental costs of issuing the 2006 Notes of RMB8,717 were charged against the net proceeds of the 2006 Notes. Amortization of issuance cost and discount resulting from recognition of the beneficial conversion feature were RMB1,862 and RMB38,076, respectively, for the year ended December 31, 2007.

In connection with the IPO, the holders of the 2006 Notes exercised the conversion feature of the 2006 Notes and the Company issued a total of 13,011,943 of its ordinary shares. The carrying value of the 2006 Notes of RMB179,259, net of issuance costs of RMB5,392 was recorded as an increase to additional paid-in capital.

6    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2008	2009
	RMB	RMB
Accrued payroll and welfare	26,033	22,686
Other taxes payable	11,798	8,083
Land use rights payable	13,159	—
Accrued professional fees	5,097	5,432
Other payables and accrued expenses	5,882	7,554

Total accrued expenses and other payables	61,969	43,755

Other payables and accrued expenses mainly represented amounts payable for miscellaneous expenses.

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

For the years ended December 31, 2007, 2008 and 2009, the Group’s operating subsidiaries made appropriation to the general reserve fund and enterprise expansion fund of a total of RMB5,714, RMB12,275 and Nil, respectively. The accumulated balance of such reserves maintained at the Group’s operating subsidiaries as of December 2008 and 2009 were RMB68,136 and RMB68,136, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

Staff welfare fund

In addition to general reserve fund and enterprise expansion fund, Handan Gushan is required to provide for staff welfare fund at 5% of its net income after tax, as determined in accordance with PRC GAAP. The staff welfare fund is established for the purpose of providing employee with facilities and other collective benefits to the employees, and it is recognized as an expense and classified as a current liability and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Other than Handan Gushan, the Company’s operating subsidiaries are not required to transfer a fixed percentage of net income after tax to staff welfare fund.

8    REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Bio-diesel	845,463	1,329,989	581,025

Bio-diesel by-products:
Erucic acid	44,799	29,791	2,685
Erucic amide	41,367	35,009	1,045
Glycerine and stearic acid	54,436	70,145	24,762
Plant asphalt	14,355	20,351	17,232
Refined glycerine	7,636	10,329	1,437

Total bio-diesel by-products	162,593	165,625	47,161

Total revenues	1,008,056	1,495,614	628,186

9    INCOME TAX

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the Cayman Islands tax laws, the Company is not subject to tax on income or capital gains.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (Continued)

British Virgin Islands

Under the BVI tax laws, the Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon any payments of dividends by the BVI companies, no BVI withholding tax is imposed.

Hong Kong

The Company has four BVI incorporated and two Hong Kong incorporated subsidiaries. The BVI incorporated companies are also considered as Hong Kong tax residents, since they are companies, although not incorporated in Hong Kong, which are nevertheless primarily managed and controlled in Hong Kong. These subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. No provision for Hong Kong Profits Tax was made in the consolidated financial statements as they derived no taxable income from Hong Kong for the years ended December 31, 2007, 2008 and 2009. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

PRC

Prior to January 1, 2008, the Company’s PRC subsidiaries were generally subject to income tax at the statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax.

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New CIT Law”) which took effect on January 1, 2008. The PRC Corporate Income Tax (“CIT”) rate is unified to 25% for all enterprises.

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

The Company’s PRC subsidiaries are subject to the following tax rates:

Sichuan Gushan is subject to income tax at 18%, for 2007, at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Handan Gushan is subject to income tax at 15% for 2007, at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Fujian Gushan was exempted from income tax for 2007. Fujian Gushan is entitled to transitional holiday CIT rates of 9%, 10% and 11%, respectively for 2008, 2009 and 2010, respectively and transitional CIT rate of 24% for 2011. Thereafter, Fujian Gushan’s CIT rate will be 25%.

Beijing Gushan and Shanghai Gushan sustained tax losses for 2007 and were grandfathered for their tax holidays. Beijing Gushan and Shanghai Gushan were exempted from CIT for 2008 and 2009 and are subject to CIT at 12.5% from 2010 to 2012. Thereafter, their applicable CIT rate will be 25%.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (Continued)

Chongqing Gushan, Hunan Gushan and Biomass were incorporated in 2008 after the enactment of the New CIT Law on March 16, 2007. Therefore, Chongqing Gushan, Hunan Gushan and Biomass are subject to the unified CIT rate of 25% from 2008 onwards.

According to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the State Administration of Taxation issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009.

The components of earnings (loss) before income tax expense are as follows:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
PRC	419,330	476,349	(213,751)
Non-PRC	(140,558)	(125,646)	(52,235)

Earnings (loss) before income tax expense	278,772	350,703	(265,986)

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Current tax expense
—PRC	48,499	60,088	7,097
—Non-PRC	—	5,482	4,130

	48,499	65,570	11,227

Deferred tax expense (benefit)
—PRC	—	20,920	8,716
—Non-PRC	—	(4,797)	(2,420)

	—	16,123	6,296

Total income tax expense	48,499	81,693	17,523

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (Continued)

Income tax expense reported in the consolidated statements of operations differs from the amounts computed by applying the PRC income tax rate of 33% for 2007 and 25% for 2008 and 2009 to earnings (loss) before income tax expense as a result of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit) at applicable tax rates	91,995	87,676	(66,497)
Non-PRC entities not subject to domestic income tax	38,225	30,237	14,175
PRC tax rate differential	(35,295)	(19,100)	(2,054)
Non-deductible expenses	47,682	24,429	9,072
Change in valuation allowance	289	3,748	51,099
PRC dividend withholding tax	—	21,951	7,685
US withholding tax on other income	—	685	1,710
Change in unrecognized tax benefits	—	5,500	4,707
Non-taxable income	(100)	(89)	—
Effect of tax holiday (note a)	(94,297)	(73,344)	(2,374)

Actual income tax expense	48,499	81,693	17,523

(a)	Basic earnings (loss) per share effect of tax holiday for the years ended December 31, 2007, 2008 and 2009 were RMB0.75, RMB0.44 and RMB0.01, respectively. Diluted earnings (loss) per share effect of tax holiday for the years ended December 31, 2007, 2008 and 2009 were RMB0.75, RMB0.44 and RMB0.01, respectively.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2008	2009
	RMB	RMB
Deferred tax assets:
Tax loss carry-forwards	—	34,217
Provision for consumption tax	—	6,621
Inventory written down	—	954
Pre-operating expenses	4,540	11,695
US withholding tax on other income	4,743	7,154
Other	528	1,649

Total gross deferred tax assets	9,811	62,290
Less: valuation allowance	(4,037)	(55,136)

Net deferred tax assets	5,774	7,154

Deferred tax liabilities:
PRC dividend withholding tax	(21,951)	(29,636)

Net deferred tax liabilities	(16,177)	(22,482)

Classification on consolidated balance sheets:
Deferred tax assets:
Current	1,206	1,192
Non-current	4,568	5,962
Deferred tax liabilities:
Non-current portion	(21,951)	(29,636)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (Continued)

The increase in the valuation allowance during the years ended December 31, 2007, 2008 and 2009 were RMB289, RMB3,748 and RMB51,099, respectively. The substantial increase for 2009 was mainly due to increases in tax loss carry-forwards and deductible temporary differences on provision for consumption tax and pre-operating expenses.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the consumption tax issue which took effect on January 1, 2009 as mentioned in Note 11, the Company’s PRC subsidiaries sustained losses for 2009. The Company is still clarifying with the PRC tax authorities if its products are within the taxing scope of the revised consumption tax regulations. Unless the consumption tax issue is resolved satisfactorily, it will affect the profitability of the Company’s PRC subsidiaries. Based on facts, circumstances and information available as of December 31, 2009, the Company provided full valuation allowances against all of the deferred tax assets of its PRC subsidiaries. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance at of December 31, 2008 and 2009. The amount of the deferred tax assets considered realizable as of December 31, 2009; however, could be materially affected by the determination of the consumption tax issue by the PRC tax authorities.

At December 31, 2009, the Company had tax loss carry-forwards of RMB169,981 which included tax losses as a result of provisions for consumption tax of RMB103,780. For PRC CIT purposes, the tax loss carry-forwards of RMB66,201 are available to offset future PRC taxable income, if any, through 2014. The remaining balance in relation to the provisions for consumption tax will be available to offset future PRC taxable income, if any, in five years from the year in which they are actually paid.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009
	RMB	RMB	RMB
Balance at January 1	—	—	5,500
Additions based on tax positions related to the current year	—	2,500	4,474
Additions for tax positions of prior years	—	3,000	—
Reductions for tax positions of prior years	—	—	—
Settlements	—	—	—

Balance at December 31	—	5,500	9,974

Included in the balance of unrecognized tax benefits as of December 31, 2009 are potential benefits of RMB9,974 that, if recognized, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. During the year, the Company had an increase of RMB4,474 to its current year unrecognized tax benefits. No interest and penalty expenses were recorded as of January 1, 2007 and for the years ended December 31, 2007 and 2008. Interest of RMB233 was recognized and included in non-current tax payable in respect of the uncertain tax position for the year ended December 31, 2009. No penalty was recorded for the year ended December 31, 2009.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9    INCOME TAX (Continued)

The Company and its subsidiaries file income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is less than RMB100. The statute of limitations will be extended to five years if the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2004 are open to examination by the PRC state and local tax authorities. The income tax returns of the Company’s subsidiaries which are Hong Kong tax residents are open to audit for the tax years beginning from 2005 by the Hong Kong tax authorities.

10    SHARE-BASED COMPENSATION

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

On September 21, 2007, in connection with the Reorganization, the Group entered into a new service agreement with the executive which replaced a former service agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options fully vest at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new employment agreement are the same as the former employment agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. The unamortized share-based compensation as of the date of the modification is recognized over a shorter period.

The Company determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.26 (RMB18.15) per share. The amount of share-based compensation expense recognized for the options was RMB9,870, RMB3,784 and Nil respectively for the years ended December 31, 2007, 2008 and 2009.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since the Company did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The fair value of the underlying ordinary shares of US$3.49 (RMB27.19) per share, was based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option.

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

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE-BASED COMPENSATION (Continued)

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB282, RMB7,805 and RMB3,888 respectively for the years ended December 31, 2007, 2008 and 2009.

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

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.67 (RMB18.79) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB23,274 and RMB8,467 respectively for the years ended December 31, 2008 and 2009.

The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The dividend yield of 0.83% was based on the Company’s dividend yield as of March 25, 2008.

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

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.41 (RMB16.49) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB3,944 and RMB9,095 respectively for the years ended December 31, 2008 and 2009.

The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The dividend yield of 0.97% was based on the Company’s dividend yield as of September 1, 2008.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE-BASED COMPENSATION (Continued)

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 4,706,000 ordinary shares to 97 individuals, including officers and employees and directors of the Company on January 22, 2009. The exercise price is US$1.33 per ordinary share (equivalent to US$2.66 per ADS). The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant.

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.50 (RMB3.40) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB8,242 for the year ended December 31, 2009.

The expected volatility of 138.94% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The dividend yield of 5.22% was based on the Company’s dividend yield as of January 22, 2009.

Summary of assumptions for the valuation of shares options granted as of December 31, 2009:

	Option granted on July 6, 2006		Option granted on December 18, 2007		Option granted on March 25, 2008		Option granted on September 1, 2008		Option granted on January 22, 2009
Valuation model		Black-Scholes		Binomial		Binomial		Binomial		Binomial
Expected dividend yield		0%		0%		0.83%		0.97%		5.22%
Expected volatility		40%		53.35%		80.26%		65.62%		138.94%
Risk-free interest rate		5.145%		4.12%		3.51%		3.83%		2.62%
Suboptimal factor		—		1.5		1.5		1.5		1.5
Fair value of underlying ordinary share (per share)	US$	3.49 (RMB27.19)	US$	4.80 (RMB35.4)	US$	5.07 (RMB35.67)	US$	5.15 (RMB35.18)	US$	0.99 (RMB6.80)

The option activity during the years ended December 31, 2007, 2008 and 2009 consists of the following:-

	Number of options	Weighted average exercise prices (per share)		Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2007	1,094,656	US$	1.9367	9.5 years

Granted on December 18, 2007	867,527	US$	4.8000

Balance as of December 31, 2007	1,962,183	US$	3.2026	9.1 years

Exercisable at December 31, 2007	410,496	US$	1.9367

Granted on March 25, 2008	3,055,000	US$	5.3000
Granted on September 1, 2008	1,276,000	US$	5.3000
Forfeited during 2008	(340,000)	US$	5.3000

Balance as of December 31, 2008	5,953,183	US$	4.6087	9.0 years

Exercisable as of December 31, 2008	1,383,832	US$	2.5350

Granted on January 22, 2009	4,706,000	US$	1.3300
Forfeited during 2009	(2,037,000)	US$	3.2107

Balance as of December 31, 2009	8,622,183	US$	3.1495	8.4 years	Nil

Exercisable as of December 31, 2009	3,893,007	US$	3.0447	8.0 years	Nil

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    SHARE-BASED COMPENSATION (Continued)

The weighted average grant date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was RMB15.71, RMB18.11 and RMB3.40 per share respectively.

Share-based compensations were recorded as follows:-

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Cost of revenues	—	1,803	548
Research and development	—	135	353
Selling, general and administrative	10,152	36,869	28,791

Total share-based compensation	10,152	38,807	29,692

As of December 31, 2009, the total unrecognized compensation cost related to the share options amounted to approximately RMB18,944 which is expected to be recognized over a weighted average period of 1.0 year. As of December 31, 2009, there were 6,155,667 ordinary shares available for future issuance upon the exercise of future grants under the share option scheme. The Company will use authorized and unissued shares to satisfy share options exercises.

11    CONSUMPTION TAX

The PRC government introduced new regulations in relation to consumption tax to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these new regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products sold to the refined oil market levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter. Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. The new regulations redefined diesel products that are subject to consumption tax and repeal the exemption which were previously applied to biodiesel products. The Company did not pay any consumption tax but made a provision for the consumption tax of RMB103,780 pursuant to the prevailing tax regulations in respect of its sales of biodiesel products for the year ended December 31, 2009.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

12    EARNINGS (LOSS) PER SHARE

As the Company did not legally have outstanding share capital until the Reorganization, for the purpose of calculating earnings (loss) per share, the number of weighted average number of ordinary shares used in calculation reflects the shares outstanding as if the Reorganization had occurred as of January 1, 2007.

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Numerator
Net income (loss)	230,273	269,010	(283,509)

Numerator for diluted earnings (loss) per share	230,273	269,010	(283,509)

Denominator

Denominator for basic earnings (loss) per share—weighted average number of ordinary shares outstanding	125,329,350	166,831,943	166,831,943
Share options	234,678	579,409	—

Denominator for diluted earnings (loss) per share	125,564,028	167,411,352	166,831,943

Basic earnings (loss) per share	1.84	1.61	(1.70)

Diluted earnings (loss) per share	1.83	1.61	(1.70)

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

The computation of diluted loss per share for the year ended December 31, 2009 did not assume the issuance of the 8,622,183 shares subject to the options granted on July 6, 2006, December 18, 2007, March 25, 2008, September 1, 2008 and January 22, 2009 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive.

13    RELATED PARTY TRANSACTIONS

A shareholder paid operating expenses of RMB196 on behalf of the Group during the year ended December 31, 2006, and the Company repaid the amount during the year ended December 31, 2007.

14    COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, the Group’s capital commitments for the purchase of machinery and equipment amounted to RMB86,626.

The Group leases certain premises and office equipment under operating leases. The term of the operating leases are negotiated for the terms of one to three years with fixed monthly rentals.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    COMMITMENTS AND CONTINGENCIES (Continued)

The Group enters into raw materials supply contracts with its suppliers, with duration from one month to two years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2009, the Group is committed to purchase 111,488 tons of raw materials.

15    OPERATING LEASES

The Company also has several non-cancelable operating leases, primarily for certain premises, office equipment and supplies of castor bean and castor bean oil. The term of the operating leases for premises and office equipment are negotiated for the terms of one to three years with fixed monthly rentals. These leases generally do not contain renewal options and do not require the Company to pay all executory costs such as maintenance and insurance. Minimum rent payments under operating leases for premises are recognized on a straight-line basis over the term of the lease.

The Company signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor bean with another supplier in Indonesia. The contracts are accounted as lease pursuant to EITF 01-08, “Determining Whether an Arrangement Contains a Lease”, which was primarily codified into FABS ASC 840, Leases.

Pursuant to the contract with the supplier in Sichuan, the Company makes up-front payments in exchange for an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, which represents substantially all of the expected output the supplier will produce, on a cost-plus basis through 2012. The up-fronts payments are recorded as prepayments under operating lease and amortized on a unit-of-production basis over the term of the contract.

Pursuant to the contract with the supplier in Indonesia, the Company makes up-front payments and, if necessary, additional payments, in exchange for an exclusive right to purchase all castor beans grown by the supplier through 2014. The purchase price of castor bean from Indonesia varies with the quality of the supplier’s output and may be adjusted based on consumer price index in Indonesia from time to time. The up-front payments and the additional payments are recorded as prepayments under operating lease and amortized on a time-proportion basis over the remaining term of the contract.

Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended December 31, 2007, 2008 and 2009 consisted of the following:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB
Minimum rentals	1,357	1,893	2,175

Rental expenses	1,357	1,893	2,175

As of December 31, 2009, the Company’s future rental payments include minimum rentals plus contingent rentals based on progress of planting castor beans and mutual agreement with the counter party. The future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2010	11,928
2011	242

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

16    SUBSEQUENT EVENTS

On March 16, 2010, pursuant to the Company’s share option scheme adopted in November 2007, the Company granted share options to 93 individuals, including officers, employees and directors of the Company totaling 5,120,000 ordinary shares (2,560,000 ADSs) at an exercise price of USD0.61 per ordinary share (as adjusted to USD1.22 per ADS) of the Company. The options will vest one third on each of the first, second and third anniversaries from the date of grant. The options will expire ten years from the date of grant.