Form 20-F/A
period 2009-12-31
Gushan Environmental Energy LTD
filed 2010-04-01
CIK 1419723

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

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2010 (the “Original Form 20-F”) by Gushan Environmental Energy Limited (the “Company”), is being filed solely for the purpose of making certain revisions to the disclosure included in Item 12, “Description of Securities Other than Equity Securities” and Item 16G, “Corporate Governance” of the Original Form 20-F. In addition, this Amendment No.1 includes currently dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
US$0.02 (or less) per ADS	•	Any cash distribution to registered ADS holders
A fee equivalent to the fee that would be payable if securities distributed had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders
US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	•	Depositary services
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars
Registration or transfer fees	•	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

        The depositary has agreed to reimburse us for expenses we incurred in relation to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2009, we received US$437,503 (subject to applicable withholding tax of US$130,223) and US$480,000 (subject to applicable withholding tax of US$142,880) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs, annual exchange listing fees and other program related expenses for the years ended December 31, 2008 and 2009, respectively.

ITEM 16G.	CORPORATE GOVERNANCE

Because Gushan’s American Depositary Shares are registered with the U.S. Securities and Exchange Commission (“SEC”) and are listed on the NYSE, Gushan is subject to corporate governance requirements imposed by both the SEC and the NYSE.

Gushan is incorporated in the Cayman Islands. Pursuant to Section 303A of the NYSE Listed Company Manual, many of the NYSE corporate governance rules do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most NYSE corporate governance standards. A NYSE-listed non-U.S. company that is required to file an annual report on Form 20-F with the SEC is required to provide a general summary of the significant differences to its U.S. investors in such annual report. Gushan is committed to a high standard of corporate governance. As such, Gushan endeavors to comply with most of the NYSE corporate governance practices. However, the following are the significant ways in which our current corporate governance practices differ from NYSE corporate governance requirements:

NYSE Rules	Our Practices

The NYSE rules require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters.	We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter provides that our audit committee shall review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal audit department.

The NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management. The NYSE rules also require U.S. domestic issuers to disclose a method for all interested parties to communicate directly with the presiding director or with non-management or independent directors as a group.

We are not required by our amended and restated memorandum of association and articles of association to have our non-management directors meet regularly without management. We are not required under the Companies Law (2009 Revision) of the Cayman Islands to hold such meetings without management or to disclose a method for all interested parties to communicate directly with the presiding director, or with non-management or independent directors as a group, and we do not expect to do so in the future.

The NYSE rules require that shareholders be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We are not required by our amended and restated memorandum of association and articles of association to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of ordinary shares issued pursuant to such plans is otherwise fair. Our practice does not conflict with the Companies Law (2009 Revision) of the Cayman Islands.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the year ended December 31, 2009 on its behalf.

Date: April 1, 2010

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Frank Ngai Chi Chan
Name:	Frank Ngai Chi Chan
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

3