Form 20-F
period 2010-12-31
Gushan Environmental Energy LTD
filed 2011-06-20
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number: 001-33878

Gushan Environmental Energy Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 37, Golden Pond Road

Golden Mountain Industrial District

Fuzhou City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, par value HK$0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value HK$0.00001 per share	190,831,943

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

GUSHAN ENVIRONMENTAL ENERGY LIMITED

i

	C. Material Contracts	105
	D. Exchange Controls	105
	E. Taxation	105
	F. Dividends and Paying Agents	111
	G. Statement by Experts	111
	H. Documents on Display	111
	I. Subsidiaries Information	111

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	112

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	113
	A. Debt Securities	113
	B. Warrants and Rights	113
	C. Other Securities	113
	D. American Depositary Shares	114

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	116

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	116

ITEM 15.	CONTROLS AND PROCEDURES	116

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	117

ITEM 16B.	CODE OF ETHICS	117

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	118

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	118

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	118

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	119

ITEM 16G.	CORPORATE GOVERNANCE	119

PART III.

ITEM 17.	FINANCIAL STATEMENTS	120

ITEM 18.	FINANCIAL STATEMENTS	120

ITEM 19.	EXHIBITS	120

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS		F-1

EX-4.8	STOCK PURCHASE AGREEMENT BETWEEN GUSHAN ENVIRONMENTAL ENERGY LIMITED, ENGEN INVESTMENTS LIMITED, GOLD HERO HOLDINGS LIMITED AND SILVER HARVEST HOLDINGS LIMITED, DATED SEPTEMBER 22, 2010

EX-4.9	AGREEMENT ON SHARE TRANSFER AND CAPITAL INCREASE OF MIANYANG JIN XIN COPPER COMPANY LIMITED DATED SEPTEMBER 22, 2010

EX-4.10	THE BANK OF NEW YORK MELLON ESCROW AGREEMENT BETWEEN GUSHAN ENVIRONMENTAL ENERGY LIMITED, CARLING TECHNOLOGY LIMITED AND THE BANK OF NEW YORK MELLON, DATED NOVEMBER 30, 2010

EX-4.11	SHARE PURCHASE AGREEMENT BETWEEN GUSHAN ENVIRONMENTAL ENERGY LIMITED, ENGEN INVESTMENTS LIMITED, GOLD HERO HOLDINGS LIMITED AND SILVER HARVEST HOLDINGS LIMITED, DATED DECEMBER 31, 2010

EX-4.12	NONNEGOTIABLE PROMISSORY NOTE (001) OF ENGEN INVESTMENTS LIMITED DATED JANUARY 1, 2011

ii

EX-4.13	NONNEGOTIABLE PROMISSORY NOTE (002) OF ENGEN INVESTMENTS LIMITED DATED JANUARY 1, 2011

EX-8.1	LIST OF SUBSIDIARIES

EX-12.1	CERTIFICATE OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A)

EX-12.2	CERTIFICATE OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A)

EX-13.1	CERTIFICATE PURSUANT TO RULE 13A-14(B)

EX-15.1	CONSENT OF KPMG

EX-23.1	CONSENT OF CONYERS DILL & PEARMAN

EX-23.2	CONSENT OF SIDLEY AUSTIN LLP

EX-23.3	CONSENT OF CHEN & CO. LAW FIRM

EX-23.4	CONSENT OF GREATER CHINA APPRAISAL LIMITED

EX-23.5	CONSENT OF DTZ DEBENHAM TIE LEUNG LIMITED

iii

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•

“we,” “our,” “us,” “Company,” “our Group,” “the Group,” “Gushan” or “Gushan Environmental” refers to Gushan Environmental Energy Limited, a Cayman Islands company and its predecessor entities and consolidated subsidiaries, as the context requires;

•	“China” or the “PRC” refers to the People’s Republic of China, and, for the purposes of this annual report, excludes Hong Kong, Macau, and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“HK$,” “HKD” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“production capacity” for any given year is estimated based upon 300 annual working days for our biodiesel and recycled copper operations;

•	“tons” refers to metric tons;

•	“diesel” refers to conventional, petroleum-based diesel fuel;

•	“vegetable oil offal” refers to both acidified and non-acidified vegetable oil offal;

•

“2006 Notes” refers to the US$25.0 million zero coupon convertible notes that we issued in February 2006 in an aggregate principal amount of US$25.0 million, all of which were converted into 13,011,943 of our ordinary shares in November and December 2007;

•	“ordinary shares” refers to our ordinary shares, par value HK$0.00001 per share;

•

“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass, and Jin Xin;

•	“ADSs” refers to our American depositary shares, each of which represents ten of our ordinary shares; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On November 12, 2010, we changed the ratio of our ordinary shares to ADSs from two ordinary shares to one ADS to ten ordinary shares to one ADS. We present all per ADS data and number of ADSs in this annual report as if the ratio change was effective as of the beginning of the earliest period presented.

We and certain selling shareholders of our Company completed our initial public offering of 18,000,000 ADSs (equivalent to 3,600,000 ADSs after the ratio change on November 12, 2010), representing 15,000,000 ADSs (equivalent to 3,000,000 ADSs after the ratio change on November 12, 2010) sold by our Company and 3,000,000 ADS (equivalent to 600,000 ADSs after the ratio change on November 12, 2010) sold by the selling shareholders, on December 24, 2007. On December 19, 2007, we listed our ADSs on the New York Stock Exchange, or NYSE, under the symbol “GU.” In January 2008, the underwriters exercised their over-allotment option for the purchase of an additional 1,227,306 ADSs (equivalent to 245,461 ADSs after the ratio change on November 12, 2010) from the selling shareholders.

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB6.600, the noon buying rate for U.S. dollars in effect on December 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal

Reserve Bank of New York. See Item 3.A, “Key Information—Selected Financial Data—Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.7810 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on December 31, 2010. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “expect,” “estimate,” “predict,” “seek,” “potential,” “continue,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “target,” “will,” negatives of such terms or other expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	changes in governmental policies, laws or regulations in China, including PRC tax laws that may have uncertain implications on biodiesel and recycled copper companies;

•	the effects of price fluctuations for biodiesel, biodiesel by-products and copper;

•	estimates of future production capacities, volumes and operating costs;

•	the effects of natural disasters;

•	the effect of intensifying competition in the biodiesel, alternative energy industries, and metal and metal consuming industries;

•	the availability of suitable raw materials on terms acceptable to us;

•	changes in the general operating environment in China;

•	various business opportunities that we may pursue; and

•	general economic, market and business conditions in China.

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

A. Selected Financial Data

The following selected consolidated statement of operations data and other selected consolidated financial data (other than ADS and U.S. dollar data) for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of operations data and other selected consolidated financial data (other than ADS and U.S. dollar data) for the years ended December 31, 2006 and 2007 and selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements which are not included in this annual report. You should read the following information in conjunction with those financial statements and the accompanying notes and Item 5 of this annual report, “Operating and Financial Review and Prospects.” Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by KPMG, an independent registered public accounting firm. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage and per share data)
Selected Consolidated Statement of Operations Data:
Revenues	824,482	1,008,056	1,495,614	628,186	408,498	61,894
Cost of revenues	(446,742)	(568,973)	(962,606)	(766,686)	(481,857)	(73,009)

Gross profit (loss)	377,740	439,083	533,008	(138,500)	(73,359)	(11,115)
Operating expenses(1)	(44,696)	(55,955)	(110,963)	(129,092)	(165,227)	(25,035)
Impairment loss on property, plant and equipment	—	—	—	—	(992,620)	(150,397)
Other operating income	—	—	—	—	103,780	15,724

Income (loss) from operations	333,044	383,128	422,045	(267,592)	(1,127,426)	(170,823)
Other (expense) income	4,152	(104,356)	(71,342)	1,606	3,415	518

Earnings (loss) before income tax	337,196	278,772	350,703	(265,986)	(1,124,011)	(170,305)
Income tax (expense) benefit	(4,392)	(48,499)	(81,693)	(17,523)	17,746	2,689

Net income (loss)	332,804	230,273	269,010	(283,509)	(1,106,265)	(167,616)
Less: Net income attributable to non-controlling interest	—	—	—	—	(2,750)	(417)

Net income (loss) attributable to the Company	332,804	230,273	269,010	(283,509)	(1,109,015)	(168,033)

Earnings (loss) per share
—Basic	2.75	1.84	1.61	(1.70)	(6.68)	(1.01)
—Diluted	2.49	1.83	1.61	(1.70)	(6.68)	(1.01)

	Year ended December 31,
	2006	2007	2008	2009	2010
Other Selected Consolidated Financial Data:
Gross profit (loss) margin(2)	45.8%	43.6%	35.6%	(22.0)%	(18.0)%
Operating profit (loss) margin(2)	40.4%	38.0%	28.2%	(42.6)%	(276.0)%
Net income (loss) margin(2)	40.4%	22.8%	18.0%	(45.1)%	(271.5)%
Earnings (loss) per ADS	27.50	18.40	16.10	(16.99)	(66.79)
Effect of tax holiday on earnings (loss) per share—basic (in RMB)(3)	0.73	0.75	0.44	0.01	—
Effect of tax holiday on earnings (loss) per share—diluted (in RMB)(3)	0.65	0.75	0.44	0.01	—
Dividends declared (in thousands of RMB)(4) (5)	—	—	68,401	26,693	—
Dividend declared per ordinary share (in RMB)(4) (5)	—	—	0.41	0.16	—

(1)	Operating expenses consist of research and development expenses, selling, general and administrative expenses, other operating expenses, loss on disposal of property, plant and equipment and change in fair value of contingent consideration liability.
(2)	Gross profit (loss) margin, operating profit (loss) margin and net income (loss) margin represent gross profit (loss), operating profit (loss) and net income (loss), respectively, divided by revenues.
(3)	Our PRC subsidiaries enjoyed tax holidays provided by local and national PRC tax authorities. See Item 5, “Operating and Financial Review and Prospects.” If our PRC subsidiaries had not enjoyed these tax holidays, our effective income tax rate would have been higher.
(4)	Dividends declared and dividend declared per ordinary share expressed in US$ during the year ended December 31, 2008 amounted to US$10,026 and US$0.06, respectively, if translated at US$1.00 = RMB6.8225, the noon buying rate for U.S. dollars in effect on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by the Federal Reserve Bank of New York.
(5)	Dividends declared and dividend declared per ordinary share expressed in US$ during the year ended December 31, 2009 amounted to US$3,911 and US$0.02, respectively, if translated at US$1.00 = RMB6.8259, the noon buying rate for U.S. dollars in effect on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by the Federal Reserve Bank of New York.

	Year ended December 31,
	2006	2007	2008	2009	2010
Selected Operating Data:
Sales volume of biodiesel(1) (tons)	158,994	182,969	231,377	143,818	42,391
Average selling price of biodiesel(1) (in RMB/ton)	4,393	4,621	5,748	4,040	4,505
Sales volume of by-products(2) (tons)	21,479	22,134	23,878	18,469	6,314
Average selling price of by-products(2) (in RMB/ton)	5,868	7,346	6,936	2,554	1,972
Sales volume of recycled copper products(3) (tons)	—	—	—	—	3,787
Average selling price of recycled copper products(3) (in RMB/ton)	—	—	—	—	53,697

(1)	Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.
(2)	By-products are comprised of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.
(3)	On November 3, 2010, we acquired an initial 67% beneficial ownership interest in Mian Yang Jin Xin Copper Company Limited, or Jin Xin. The results of Jin Xin’s operations have been included in our consolidated financial statements since that date. Jin Xin manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of copper products. On January 1, 2011, we acquired an additional 8% beneficial ownership interest in Jin Xin and increased our beneficial ownership interest in Jin Xin to 75%.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Selected Consolidated Balance Sheet Data:
Cash	275,142	1,380,735	963,228	571,188	272,822	41,337
Accounts receivable	24,780	31,110	12,926	2,414	48,639	7,370
Inventories	38,784	31,580	59,246	33,418	176,023	26,670
Property, plant and equipment	498,085	807,371	1,451,533	1,641,096	663,946	100,598
Total assets(1)	879,118	2,309,794	2,604,036	2,379,129	1,338,650	202,826
Secured short-term bank loans	—	—	—	—	60,000	9,091
Convertible notes	41,043	—	—	—	—	—
Net assets	798,121	2,181,301	2,377,770	2,096,863	1,001,913	151,805
Total shareholders’ equity	798,121	2,181,301	2,377,770	2,096,863	1,001,913	151,805
Total liabilities and shareholders’ equity	879,118	2,309,794	2,604,036	2,379,129	1,338,650	202,826
Number of ordinary shares	123,820,000	166,831,943	166,831,943	166,831,943	190,831,943	190,831,943

(1)	During the year ended December 31, 2010, we determined that the fair value of property, plant and equipment related to PRC biodiesel subsidiaries was lower then their carrying value and we recognized an impairment loss of RMB951.0 million (US$144.1 million). In addition, we recognized an impairment loss of RMB41.7 million (US$6.3 million) on property, plant and equipment in connection with the relocation of production facilities of Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., or Sichuan Gushan.

Exchange Rate Information

Our business is conducted in China and all of our revenue and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2010, which was RMB6.6000 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.4801 to US$1.00 as of June 10, 2011.

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2006	7.9579	8.0702	7.8041	7.8041
2007	7.6032	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8307	6.8470	6.8176	6.8259
2010	6.7696	6.8330	6.6000	6.6000
December	6.6497	6.6745	6.6000	6.6000

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2011
January	6.5964	6.6364	6.5809	6.6017
February	6.5761	6.5965	6.5520	6.5713
March	6.5645	6.5743	6.5483	6.5483
April	6.5267	6.5477	6.4900	6.4900
May	6.4957	6.5073	6.4786	6.4796
June (through June 10)	6.4790	6.4824	6.4754	6.4801

Source:	Federal Reserve Bank of New York

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

RISKS RELATING TO OUR BUSINESSES AND OUR INDUSTRIES

Our biodiesel operations have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.

Our biodiesel plants have been subject to significant suspensions or interruptions for a variety of reasons including the following:

•

government policies such as taxation regulations introduced by the PRC government which significantly raised the consumption tax on diesel products from January 1, 2009. Although it was later clarified that, subject to fulfillment of certain conditions, pure biodiesel made from animal fats or vegetable oils is exempted from such consumption tax, the consumption tax issue had a substantial impact on our operations, resulting in the suspension and deferral of commencement of operations at certain of our plants. It also had a material impact on our financial condition and results of operations as we recognized provisions for consumption tax in 2009 and in the first three quarters of 2010. The consumption tax issue also caused us to shift our sales channel to chemical plants, the market of which is smaller than biodiesel. This contributed in part to the decrease in our revenue and resulted in an impairment charge on our property, plant and equipment;

•	repair and maintenance or technological upgrades of our production processes;

•	transport network interference;

•	relocation of production facilities;

•	accidents, natural disasters, epidemics and other unexpected or catastrophic events; and

•	local protests, activism and labor disruptions.

We have also made strategic decisions to extend the suspension of certain biodiesel plants for reasons such as increasingly high raw material input costs, in particular, since the first quarter of 2011 and a legal dispute.

Further, unscheduled downtime or operational hazards inherent in our industry, such as equipment failures, fires, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may also result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

We cannot assure you that we will not experience further suspensions or interruptions or experience damage to our facilities as a result of future natural disasters, governmental directives or policies, including other taxation regulations, expansion of production capacity, repair and maintenance, relocation of facilities or other consequences associated with such events, which could materially and adversely affect our business, results of operations and financial condition.

We may not be able to resume production at certain of our plants in time to meet customer demand for our products.

Our production operations at several of our biodiesel plants were suspended during 2010. We cannot assure you that the operating condition of our machinery and equipment will allow us to resume production at such plants in a timely manner or at all. To resume production operations, we need to undertake substantial planning and mechanical work to, among other things, inspect, reconfigure, test and fine tune our machinery and equipment and it is uncertain how long this process will take. We may also experience equipment breakdowns or other technical problems during resumption of production that will delay our production and increase our operating expenditures. When we resume production, we may not be able to resume our production operations at the necessary production levels and our production facility may be permanently impaired by our suspension of operations. We will also need to procure an adequate amount of raw materials at acceptable costs in order to resume production. The price and availability of raw materials are affected by a number of factors beyond our control. We cannot assure you that we will be able to procure an adequate amount of raw materials at acceptable costs or at all in order to resume production. See “—Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.” In addition, our supplier and customer base may have been materially and adversely affected by our suspension of operations. As a result of any of the foregoing, we cannot assure you that we will be able to resume production in time to meet customer demand for our products, which may result in a loss of customer orders and have a material adverse effect on our business, results of operations, financial condition and cash flows. As of the date of this annual report, Beijing Gushan Bio-sources Energy Co. Ltd., or Beijing Gushan, and Handan Gushan Bio-sources Energy Co., Ltd., or Handan Gushan, are in operation and Sichuan Gushan’s new plant has been conducting a trial run since early June 2011.

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

In recent years, the demand for and price of biodiesel in China has also been influenced by the level of energy consumption and prices of crude oil and natural gas in relation to the level of growth in the PRC economy. Demand for biodiesel in China declined significantly in 2009 as a result of the economic slowdown due to the global financial crisis. For example, the price of biodiesel in China began to decline significantly from the fourth quarter of 2008 and such decline continued throughout the third quarter of 2009, resulting from significant decreases in global oil prices and from the rapid contraction of China’s industrial production amid the global financial crisis. During the same period, the average selling price of our biodiesel decreased from RMB6,344 per ton in the third quarter of 2008, to RMB3,960 per ton in the second quarter of 2009. Although the average selling price of biodiesel began to recover steadily to RMB4,835 (US$732.6) per ton in the fourth quarter of 2010, this represented a decrease of 23.8% in the average selling price of our biodiesel from the third quarter of 2008 to the fourth quarter of 2010. This decrease in average selling price contributed to our gross loss for 2009 and 2010. If supply of other energy sources continues to increase and exceed the demand for fuel products, demand for our biodiesel may cease to recover or may decline further and our business, results of operations and financial condition may continue to be adversely affected.

Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase the raw materials for our biodiesel business, including vegetable oil offal, used cooking oil and methanol, from a limited number of third-party suppliers, including waste management companies and vegetable oil producers. Our five largest suppliers accounted for approximately 89.2% of our total cost of revenues in 2010. Our largest supplier for our biodiesel business was the Group’s third largest supplier and accounted for approximately 16.7% of our total cost of revenues in 2010 and the top five suppliers in biodiesel business collectively accounted for approximately 35.0% of our total cost of revenues in 2010. In addition, since our acquisition of Jin Xin on November 3, 2010, we purchased raw materials for our recycled copper business, mainly scrap copper, from two third-party suppliers. These two suppliers were also the Group’s two largest suppliers in 2010 and accounted for approximately 42.9% and 17.9%, respectively, of our total cost of revenues in 2010. We conduct our recycled copper business with suppliers on an order by order basis and do not make any long-term purchase contracts.

The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our products, or we may only be able to produce our products at a higher cost or after lengthy delays. The supply of copper may be affected by shortages caused by inventory built up when some market speculators influence the commodity market. Furthermore, if these suppliers identify alternative sales channels, such as to chemical plants or distributors, they may choose to sell to other buyers or raise their prices. As a result, we may be compelled to pay higher prices to secure our raw material supplies, which could adversely affect our business, results of operations and financial condition.

In addition, our efforts to diversify our sources of raw materials for castor bean oil for biodiesel production may not ensure adequate supplies of quality products at a competitive price or in a timely manner, or we may not be able to diversify our sources of raw materials. The harvest of castor beans may be affected by natural disasters such as flooding, drought, earthquake, typhoon, and so on. Any such events may reduce the harvest and in turn, reduce the supply of our raw materials, which could result in a reduction of our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition. For example, due to continuous problems with the climate and quality of the castor bean produced, we decided to terminate our supply contract in Indonesia. The long-term payment of RMB4.8 million in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

Our operations are materially affected by the cost and availability of raw materials.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. From 2005 to the fourth quarter of 2010, the prices we have paid for raw materials have steadily increased, and the market price for used cooking oil has also risen significantly in the recent past. For the years ended December 31, 2008, 2009 and 2010, the overall average unit costs of our raw materials, which primarily consist of used cooking oil and vegetable oil offal, amounted to RMB2,538, RMB2,635 and RMB3,573 (US$541.4) per ton, respectively. Recently, our raw material input costs have increased at a rate higher than the rate of increase in our average biodiesel selling prices. In particular, our raw material input costs have risen significantly since the first quarter of 2011. Given the increasingly high raw material input costs, we will continue, commence or resume production of biodiesel in due course upon management’s determination that the market environment is sufficiently favorable to continue, commence or resume operations, with the exception of Shanghai Gushan Bio-Energy Technologies Co., Ltd. or Shanghai Gushan, in which the resumption of biodiesel production is subject to the satisfactory resolution of a previously disclosed legal dispute with a construction contractor. As of the date of this annual report, Beijing Gushan and Handan Gushan are in operation and Sichuan Gushan’s new plant has started trial run since early June 2011.

Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as the quality of harvests of plant crops. Used cooking oil is the oil left over from food processing or preparation, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for our suppliers to produce methanol, and our operations depend on the availability, security of supply and price of methanol. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected. Any such events that reduce the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our business, results of operation and financial condition.

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

We may also be subject to increases in the cost of raw materials as a result of our entry into a castor bean oil supply contract in Sichuan. Pursuant to the contract, we have an exclusive right to purchase substantially all of the expected output of the supplier at the supplier’s cost plus a fixed percentage of commission, or a cost-plus basis, through 2012. Because the purchase price of castor bean oil is based on a cost-plus basis, it may be adjusted from time to time based on the supplier’s costs. Although the contract was structured to diversify the risk of increasing cost of feedstock, our costs may increase due to an increase in the Sichuan supplier’s costs of maintaining the plantation.

The raw materials used for our recycled copper operations are scrap copper, primarily sourced from suppliers located in China. The price of such raw materials has fluctuated significantly since 2008. For example, the spot price of copper in China ranged from approximately RMB19,000 per ton to RMB67,000 per ton during the period from 2008 to the first quarter of 2011. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in copper prices may result in a decrease in the selling price of our inventory, which would negatively affect our gross profit margin.

In the event we are unable to obtain a sufficient quantity of raw materials at reasonable prices, or to pass on higher raw material costs to our customers, our business, financial condition and results of operations could be materially and adversely affected.

Our gross margins in our sales of biodiesel and recycled copper products are principally dependent on the spread between raw material or feedstock prices and product prices. If the unit cost of raw materials increase and the average selling price of our products does not similarly increase or if the average selling price of our products decreases and the unit cost of our raw materials does not similarly decrease, our margins will decrease and our results of operations will be harmed.

Our gross margins from sales of biodiesel are principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margins will decrease and our results of operations will be harmed. The spread between biodiesel prices and feedstock prices has narrowed significantly since September 2008. Prices for vegetable oil offal and used cooking oil, which have historically been our principal feedstock and comprised approximately 80% of total cost of revenues for our biodiesel business during the year ended December 31, 2010, do not necessarily have a direct price relationship to the price of biodiesel in a particular period. Prices for vegetable oil offal and used cooking oil are principally influenced by general inflation, market and regulatory factors. Biodiesel prices, however, are primarily influenced by the guidance prices set by the National Development and Reform Committee of China, or the NDRC, and supply and demand for petroleum-based diesel fuel, rather than biodiesel production costs. This lack of correlation between production costs and product prices means that we may be unable to pass increased feedstock costs on to our customers. Any decrease in the spread between biodiesel prices and feedstock prices, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, would adversely affect our financial performance and cash flow.

Similarly, our gross margins from sales of recycled copper products are principally dependent on the spread between raw material prices and recycled copper product prices. If the unit cost of raw materials increase and the average selling price of recycled copper products does not similarly increase or if the average selling price of recycled copper products decrease and the unit cost of raw materials do not similarly decrease, our margins will decrease and results of operations will be harmed. Currently, there is a close correlation between production costs and prices of recycled copper products, meaning that we are able to pass increased raw material costs on to our customers. However, any decrease in the spread between recycled copper product prices and raw material prices, whether as a result of an increase in raw material prices or a reduction in recycled copper product prices, would adversely affect our financial performance and cash flow.

We may continue to incur substantial impairment losses on our long-lived assets if the operating environment continues to deteriorate.

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

We recognized impairment losses of RMB992.6 million (US$150.4 million) on certain property, plant and equipment in 2010. The impairment loss consists of (i) an impairment loss of RMB951.0 million (US$144.1 million) for the facilities of Fujian Gushan Biodiesel Energy Co., Ltd. or Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan Bio-Source Energy Co., Ltd., or Chongqing Gushan, Hunan Gushan Bio-Sources Energy Co., Ltd., or Hunan Gushan, and Gushan (China) Biomass Energy Technology Co., Ltd., or Biomass. The impairment loss was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the increase in costs of raw materials and (ii) an impairment loss of RMB41.7 million (US$6.3 million) in relation to the relocation of Sichuan Gushan’s production lines from San Tai County to our new plant in Qin Dong Bei Industrial Park.

Reversal of previously recognized impairment losses is prohibited under U.S. GAAP. Depreciation is to be recorded based on the adjusted carrying amount of the production facilities after the impairment losses. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital.

Currently, we are facing a difficult operating environment caused by a general increase in the average unit cost of our raw materials, which may continue to impact our gross margins, and such factors may further reduce the undiscounted cash flows to be generated from the long-lived assets. If the operating environment continues to deteriorate, the estimated future undiscounted cash flows of our long-lived assets may fall short of their current carrying value again, resulting in a further impairment loss, recognized in our statements of operations. Although any such loss will have no impact on our daily operations, it may continue to adversely affect our financial condition and results of operations.

We may not be able to effectively manage our current expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

We have been constructing a plant in Sichuan with an initial annual production capacity of 100,000 tons, which has been conducting a trial run since early June 2011. Such expansion plans could be affected by construction delays, cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary production equipment.

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

The global biodiesel industry is also at an early stage of development and acceptance as compared to other more established industries, and has experienced significant growth only in recent years. Demand for biodiesel may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry also face a number of obstacles and drawbacks, including:

•	potentially increased nitrogen oxide, or NOx, emissions as compared with most formulations of diesel;

•	gelling at lower temperatures than diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;

•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommending against the use of biodiesel or high percentage biodiesel blends;

•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with diesel; and

•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

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

We derive a significant portion of our biodiesel revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2008, 2009 and 2010, our five largest biodiesel customers represented approximately 20.6%, 22.4% and 44.5% of our total biodiesel revenues, respectively, while our largest biodiesel customer represented approximately 9.1%, 7.4% and 18.6% of our total biodiesel revenues, respectively. For 2010, two of our top five customers were from our biodiesel business and accounted for approximately 14.0% of our total revenues. We also derive a significant portion of our recycled copper product revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2010, the largest customer of our recycled copper business was also our Group’s largest customer and represented approximately 10% of our total revenues. Three of our Group’s top five customers were customers of our recycled copper business and accounted for approximately 19.7% of our total revenues.

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

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other products, we may lose our market share and our results of operations may be materially and adversely affected.

With respect to our biodiesel business, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have plants in operation. We have only seven biodiesel production plants in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province, Handan in Hebei province, Liuyang in Hunan province and Beijing, Shanghai and Chongqing. See Item 4.D, “Information on the Company—Property, Plant and Equipment—Production Facilities” for further information. In addition, our potential biodiesel competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our results of operations and future prospects. Our domestic biodiesel competitors include China Biodiesel International Holding Co., Ltd., China Clean Energy Inc., East River Energy Resources and Science Technology (Zhejiang) Ltd., or East River Energy Resources, China Petroleum and Chemical Corporation, or SINOPEC, China National Offshore Oil Corporation, or CNOOC, and PetroChina Co. Ltd., or PetroChina, some of which have greater resources, brand recognition and access to more extensive distribution channels than we do. Moreover, some of our biodiesel competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our business. As a result, we could potentially be impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our business were more diversified.

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

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and results of operations.

With respect to our recycled copper business, we compete primarily with local companies and new entrants to the market, some of which may have a lower cost structure than ours due to lower capital expenditures or lower labor costs resulting from being located in other regions of China. As the barriers to entry in the industry are relatively low, the recycled copper industry in China is highly fragmented and competitive, with a large number of providers throughout the country. We also compete with large companies and may face competition from other sources as well, such as foreign companies and metal manufacturers seeking to vertically integrate their operations. Some of our recycled copper competitors may have greater financial and other resources than we do. Our recycled copper products also compete with imported recycled copper and further appreciation of the Renminbi, which may have the effect of lowering the cost of imported recycled scrap copper and may intensify such competition. We cannot assure you that we will be able to compete successfully in our existing markets for recycled copper products. Any increase in competition may adversely affect our business, financial condition and results of operations.

The prices of our by-products may decrease significantly, which may adversely affect our operating results.

The prices for the by-products of biodiesel production may decrease significantly due to increased production of biodiesel in China, a slowdown in the PRC economy, or for other reasons beyond our control. Our average selling price for biodiesel by-products was RMB1,972 (US$299) per ton in 2010, which represented a 22.8% decrease from our average selling price of RMB2,554 per ton in 2009. By-products accounted for 11.1%, 7.5% and 3.0% of our total revenue for the years ended December 31, 2008, 2009 and 2010, respectively. Accordingly, decreases in the market prices of by-products could materially and adversely affect our business, results of operations and financial condition.

We may not be able to successfully integrate newly acquired recycled copper businesses or achieve expected profitability from our acquisitions.

Acquisitions have been, and are expected to continue to be, an element of our growth strategy for our recycled copper business. We acquired a 67% equity interest in Jin Xin in November 2010 and subsequently increased our equity interest to 75% in January 2011 and we expect to explore additional acquisitions in the future. If we cannot successfully integrate this or future acquisitions, joint ventures and other partnerships on a timely basis, we may be unable to generate sufficient revenue to offset acquisition costs, we may incur costs in excess of what we anticipate and our expectations of future results of operations and synergies may not be achieved. In addition, our results of operations may be adversely affected if we are unable to improve the efficiency of Jin Xin’s operations. Acquisitions involve substantial risks, including:

•	unforeseen difficulties in integrating operations, accounting systems and personnel;

•	diversion of financial and management resources from existing operations;

•	the need to attract and retain management and key employees;

•	unforeseen difficulties related to entering geographic regions where we do not have prior experience;

•	risks relating to obtaining sufficient equity or debt financing;

•	potential undisclosed liabilities; and

•	the loss of customers or suppliers.

In addition, if we finance acquisitions by issuing equity or equity-related securities, the equity interests of Gushan’s shareholders would be diluted, which, in turn, could adversely affect the market price of Gushan’s ADSs. Moreover, we may finance an acquisition with debt, resulting in higher leverage and finance costs.

A material disruption of our operations could adversely affect our businesses

Our biodiesel and recycled copper operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include industrial accidents, fires, floods, droughts, storms, earthquakes, natural disasters and other catastrophes, equipment failures or other operational problems, strikes or other labor difficulties and disruptions of public infrastructure. Any breakdown or malfunction of any production equipment could cause a material disruption of our operations which could lead to a reduction in, or halt in our production of biodiesel and recycled copper products. Any reduction or halt in production could prevent us from meeting customer orders, adversely affect our business reputation, increase our costs of production or require us to make unplanned capital expenditures, all which could materially and adversely affect our businesses, financial condition and results of operations.

Our recycled copper business is subject to seasonality.

Demand for our recycled copper products is subject to seasonal fluctuations. Due to the Chinese New Year holiday in the first half of the year, demand for our recycled copper products is generally higher in the second half of the year. As a result, fluctuations in demand for recycled copper in the second half of the year may have a disproportionate impact on our results of operations. In addition, our working capital requirements are generally higher in the second half of the year.

Our recycled copper business and prospects depend heavily on the performance of the metal and metal consuming industries in China.

Our recycled copper business and prospects depend heavily on the performance of the metal industry in China, particularly the copper industry, and the industries that consume copper in China. China has experienced rapid growth in recent years, which has contributed to the strong demand for copper. This, in turn, has resulted in strong demand for recycled scrap copper. A significant slowdown in the Chinese economy, or a downturn in the construction or manufacturing sectors in China, likely would adversely affect demand for recycled copper in China. Demand for recycled copper products may also be affected by various other factors, such as changes in industry preferences, the cost and availability of substitute materials and raw material prices.

As a result, we cannot assure you that there will be continued or growing demand for recycled copper products in China. If demand for recycled copper products in China does not continue to grow or grows more slowly than expected, recycled copper product prices may decline and our business, financial condition and results of operations could be materially and adversely affected.

Our recycled copper business is subject to risks related to transportation systems.

Our recycled copper business is highly dependent upon the transportation systems we use to acquire raw materials and deliver our products. We receive raw materials from suppliers and deliver recycled copper products to our customers primarily by truck, using third-party providers. Because we generally keep only 15 to 30 days of inventory on hand, our business is substantially dependent on reliable and efficient transportation systems.

Transportation services are subject to disruption from a variety of causes, including shortages of supplies, equipment or operating problems, labor disputes or strikes, storms and adverse weather, energy shortages, natural disasters and other causes. Disruptions in the transportation systems we use for these or any other reasons could adversely affect our ability to receive raw materials and deliver products to our customers on a timely basis. A prolonged disruption in these transportation services, or a significant increase in transportation costs, may adversely affect our business, financial condition and results of operations.

Electricity shortages could adversely affect our business, financial condition and results of operations and increases in the price of electricity and natural gas could increase our costs and lower our profitability.

All of our manufacturing assets and operations for our biodiesel and recycled copper businesses are located in China. Our operations are vulnerable to power shortages that generally affect enterprises located in China.

Certain manufacturers in China, especially in eastern and southern China, have in recent years experienced electricity shortages. If there is insufficient electricity supply to satisfy our requirements and accommodate our planned growth, we may need to limit or delay our production or expansion plans. For example, our recycled copper business is dependent on electricity and natural gas to operate equipment and convert scrap copper into recycled copper products. Accordingly, the successful operation of our facilities requires a reliable supply of electricity and natural gas. If the cities where we have operations are affected by power outages or must ration power, our production volumes would decrease and our results of operations may be adversely affected.

We cannot assure you that power shortages will not affect us in the future. In addition, we do not have any insurance coverage for business interruptions, including loss of profits from such interruptions. Any losses that may occur as a result of these kinds of events could adversely affect our business, financial condition and results of operations.

In addition, increases in the price of electricity or natural gas would increase our operating costs. The energy industry in China has historically experienced shortages and price volatility as a result of a variety of factors, including surging demand as a result of rapid growth in China and disruptions in the supply of coal used to produce electricity. Any significant shortages of electricity and/or natural gas or prolonged blackouts would disrupt our operations, and as a result, negatively impact our operating results. In addition, significant increases in the price of electricity and/or natural gas would adversely affect our profitability if we were unable to pass on those additional costs to our customers.

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

Our subsidiaries incorporated in the PRC are foreign invested enterprises that we established either through acquisition or incorporation. Certain of our subsidiaries have not obtained approval from the NDRC, for certain foreign investment-related projects. PRC law requires the Ministry of Commerce, or its local counterparts, to issue final government approval as a pre-condition to foreign investment in China. Before this final approval may be granted, however, approval from the NDRC, or its local counterparts, is required for projects except for trade or services related projects that do not relate to fixed asset investment. In practice, the Ministry of Commerce, or its local counterparts, often grant final approval for foreign invested projects before such projects have first obtained NDRC approval. Our further expansion and ability to benefit from certain preferential policies that might otherwise be available to us may be adversely affected because the competent authorities for land, planning, quality supervision, safety supervision, customs, taxation, foreign exchange and the administration of industry and commerce could refuse to grant approval or consent to our future projects due to the lack of NDRC approval.

Failure to comply with environmental regulations could harm our business.

We are subject to various PRC national and local environmental regulations related to our operations, including regulations governing the use, storage, discharge and disposal of hazardous substances and waste emission levels. If we fail to comply with the applicable environmental regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business, reputation and results of operations would be adversely affected. Further, any amendments to these laws and regulations may impose substantial pollution control measures that may require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Sichuan and Hebei facilities. If we are required to undertake further compliance measures at any of our plants, our results of operations may be materially and adversely affected. As of the date of this annual report, Shanghai Gushan, which commenced operation in June 2008, has obtained a water discharge permit as required by the management authority of the industrial area in Fengxian, from the Fengxian branch of the Shanghai Water Authority. Beijing Gushan, which commenced operation in January 2008, has not obtained waste discharge permit from the relevant local environmental authorities.

We cannot assure you that waste discharge permits will be obtained or that our Beijing plant will not be materially and adversely affected as a result of its failure to obtain such permits. In addition, any perception of our noncompliance with environmental regulations could harm our business. For example, in August 2007, we experienced protests at our Fujian plant alleging environmental issues. As a result, our operations at the Fujian plant were disrupted for several hours. These and other risks relating to environmental compliance may materially and adversely affect our business, results of operations and financial condition.

We do not possess valid title to certain buildings that we occupy and commenced construction of certain buildings prior to obtaining the requisite construction approvals.

For some of the buildings and land we occupy, we have not yet obtained sufficient land use or title certificates that allow us to occupy, freely use or transfer the land or properties. As of the date of this annual report, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Sichuan Gushan and Jin Xin have not obtained the building ownership certificates for buildings with a total gross floor area of approximately 319 square meters, 9,941 square meters, 7,956 square meters, 9,630 square meters and 12,850 square meters, respectively. As of December 31, 2010, the carrying value of these buildings amounted to RMB44.6 million (US$6.8 million). We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. Beijing Gushan and Jin Xin are also applying for land use right certificates with respect to land occupying a total gross floor area of approximately 54,965 square meters and 15,257 square meters, respectively. As of December 31, 2010, the carrying value of these land use rights amounted to RMB24.0 million (US$3.6 million). We cannot assure you that such building ownership or land use right certificates will be obtained. As a result of the absence of land use right certificates or vested legal title in these properties, we may incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected.

In addition, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Sichuan Gushan, Hunan Gushan and Jin Xin commenced construction of certain workshops or ancillary facilities prior to obtaining the construction approvals required by PRC construction law. Each of Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Sichuan Gushan, Hunan Gushan and Jin Xin may be subject to a maximum administrative penalty of RMB30,000 (US$4,545). As of the date of this annual report, Fujian Gushan, Beijing Gushan, Sichuan Gushan and Shanghai Gushan have not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 319 square meters, 9,941 square meters 4,460 square meters and 2,335 square meters, respectively, and the relevant government authority may require the buildings located on these sites to be demolished. As of December 31, 2010, the carrying value of these buildings amounted to RMB14.5 million (US$2.2 million). As of the date of this annual report, Jin Xin has not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 12,850 square meters, and the relevant government authority may require the buildings located on these sites to be demolished. As of December 31, 2010, the carrying value of these buildings amounted to RMB19.8 million (US$3.0 million). If the relevant government authority imposes penalties on us and requires us to cease construction of or demolish these properties, we may incur additional costs and expenses for the relocation of our facilities.

The modification or elimination of government initiatives promoting the adoption of clean energy sources in China could cause demand for our products and our revenues to decline.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Twelfth Five-Year Plan and the Medium and Long-Term Development Plan, China targets to increase its consumption of energy from renewable sources to 15% of total energy consumption in

China by 2020. The plan also includes the promotion of renewable energy sources. Under the plans, China aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Law of Renewable Energy Resources, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our business, results of operations and financial condition.

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

Consistent with customary practice in China, we do not carry any business interruption insurance, third- party liability insurance for personal injury or coverage for environmental damage arising from accidents at our production facilities. In addition, we have very limited product liability insurance coverage for our biodiesel business. The maximum payout for each claim is capped at RMB100,000, and the cumulative maximum payout under our product liability insurance policies ranges from RMB500,000 to RMB1,000,000. As of the date of this annual report, our 75%-owned subsidiary, Jin Xin, does not carry any insurance on its property, plant and machinery. We are in the process of finalizing such insurance with an insurance company in China. Should an uninsured liability or a liability claim in excess of our insured limits occur, our business operations and financial condition may be adversely affected. Further, if such incidents are publicized, our reputation maybe adversely affected, which could result in reduced and/or cancelled sales, thereby adversely affecting our revenues.

Our recycled copper business may be subject to liability in connection with industrial accidents at our production facilities.

Our recycled copper operations involve the operation of heavy machinery that could result in industrial accidents which cause injuries or death. We cannot assure you that industrial accidents, whether due to malfunctions of machinery or other reasons, will not occur in the future at our production facilities. In such an event, we may be liable for loss of life and property, medical expenses, medical leave payments and fines and penalties for violation of applicable PRC laws and regulations. In addition, we may experience interruptions in our operations and may be required to change the manner in which we operate as a result of governmental investigations or the implementation of safety measures due to accidents. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our future performance depends on the continued service of our senior management and our ability to attract, train and retain skilled personnel.

Our future success depends on the continued service of our key management and technical staff, in particular, our founder, chairman and principal executive officer, Mr. Jianqiu Yu, our chief technology officer for our biodiesel business, Mr. Deyu Chen, and the managing director of Jin Xin, Mr. Hanjiu Liu. Mr. Yu, our founder, plays a key role in the formation of our business strategy and has extensive knowledge of the local markets in which we operate our biodiesel business. In addition, Mr. Yu is instrumental in formulating our strategies for entering into new markets. Mr. Chen was instrumental in the development of our proprietary biodiesel manufacturing process and continues to play a key role in our technological development. Mr. Liu was instrumental in the development of our proprietary recycled copper manufacturing process and is responsible for the overall operation of Jin Xin, including in key areas such as production, procurement and sales and distribution. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained and our business may be disrupted and our financial condition and results of operation may be materially and adversely affected. While we have non-competition agreements with most members of our senior management, including Mr. Chen, Mr. Liu and Mr. Yu, we may be unable to continue to retain their services and there can be no assurance that they will not compete against us.

Our success also depends upon the continued service of our skilled personnel and on our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit technically competent personnel with expertise in the biodiesel and recycled copper industry and we have periodically experienced difficulties in recruiting suitable personnel. We may also need to offer better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to achieve our staffing needs. Due to the skills involved in operating some of our equipment, skilled production workers are not easily replaceable, and considerable training is required for new hires. These difficulties could limit our output capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

Our recycled copper business requires a high level of working capital to sustain our operations and overall growth.

Because the purchase of raw materials requires substantial capital, we require a high level of working capital to sustain our recycled copper operations and maintain our overall growth. Historically, Jin Xin has financed its working capital through cash from operations derived from customer payments, short term bank loans and loans from shareholders and capital contributions from shareholders. Accordingly, our liquidity and financial condition could be materially and adversely affected if we do not receive payments from our customers on a timely basis to satisfy payments to our suppliers and other working capital requirements, or if we are unable to obtain financing on satisfactory terms.

We cannot assure you that our recycled copper business will be able to achieve positive operating cash flow or obtain adequate financing to meet our future working capital requirements. The inability to achieve positive operating cash flow or obtain additional short-term bank loans and additional financing on a timely basis or on acceptable terms would adversely affect our ability to satisfy our working capital requirements, including payments to suppliers in accordance with the terms of our agreements with them. In addition, we cannot assure you that our recycled copper business will be able to obtain additional working capital for our expansion plans, or that additional working capital needs of our new production facilities will not adversely impact the current or future level of working capital for our existing production facilities.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect to reach 490,000 tons of annual designed biodiesel production capacity by the end of the second quarter of 2011 after the completion of the new plant in Sichuan. Beyond that, we do not expect to further expand biodiesel production capacity in the near future, as the recovery of diesel demand, and hence biodiesel selling prices, continue to be slow. These conditions, see “—Risks Relating to Our Business and our Industries,” are expected to continue to adversely affect our profitability and cash flow generation in the short term. We expect that over the next several years, a substantial portion of our cash flow and cash balance will be used to finance the upgrading and/or modification of our existing production facilities, or investments in businesses in the energy and/or environmental sector and research and development. We may need to incur additional financing in order to fund our capital expenditures and potential acquisition. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures and potential acquisition could adversely affect our business, financial condition, results of operations or liquidity position.

Rising interest rates would increase our borrowing costs.

We currently rely in part on short-term bank borrowings to finance our recycled copper business’s working capital and operations, much of which bears interest at variable rates. As of December 31, 2010, we had bank borrowings, all in Jin Xin, due within one year of approximately RMB60.0 million (US$9.1 million), with interest rates ranging from approximately 5.10% to 6.43% per annum. If interest rates on bank borrowings increase, our cost of borrowing will increase and our profitability may be adversely affected. The People’s Bank of China, or the PBOC, has adjusted the benchmark one-year lending rate and the deposit reserve ratio for PRC commercial banks a number of times in 2010. Such tightening measures caused interest rates to increase and limited the amount that commercial banks in China were able to lend. A significant increase in prevailing interest rates could substantially increase our finance costs, which could adversely affect our business, financial condition and results of operations.

Our recycled copper business requires significant capital investments.

Our recycled copper business requires a high level of working capital to sustain our growth, maintain our equipment, comply with environmental laws and regulations and remain competitive. We will also be required to make substantial capital investments in connection with our planned new production facilities in Jin Xin. Since the acquisition on November 2010, Jin Xin’s total capital expenditures paid were approximately RMB23.5 million (US$3.6 million), primarily for expanding its production capacity. In 2011, we expect to make capital expenditures to expand the production capacity of any newly acquired copper businesses. We intend to finance these capital expenditures through our internal resources and bank loans.

We have relied in part on external financing to fund our capital investments. The availability of external financing depends on many factors beyond our control, including but not limited to market conditions and policies of the PRC government. The current tightening of credit markets in the PRC may also limit our ability to obtain external financing. Our current financing may not be adequate to sustain our operations or to fund future expansion plans and we may not be able to obtain additional financing in the future to continue to fund these programs. If we do not have sufficient internally generated cash or acceptable external financing to make necessary capital expenditures in the future, we may be unable to develop or enhance our recycled copper production facilities, take advantage of business opportunities and respond to competitive pressures. Any failure to obtain adequate financing for our current operations or our expansion plans may materially and adversely affect our business, financial condition and results of operations.

Increase in the market price of Gushan’s ADSs would increase the fair value of contingent consideration liability for the acquisition of Jin Xin and affect our results of operations.

We acquired an initial 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of our newly issued ordinary shares of our Company, or the Consideration Shares. The Consideration Shares are subject to an earn-out arrangement whereby six million ordinary shares were delivered to Gold Hero Holdings Limited, or Gold Hero, at the closing of the transactions, while the remaining

18 million ordinary shares, or the Contingent Consideration Shares were placed into escrow to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three-year period ending December 31, 2012. Under the earn-out arrangement, the maximum of six million Contingent Consideration Shares have been released to Gold Hero with respect to the year ended December 31, 2010 as of April 8, 2011, as Jin Xin achieved a net income of over RMB30.0 million. The remaining Contingent Consideration Shares are to be released to Gold Hero if Jin Xin achieves a cumulative net income of RMB190.0 million or more during the three-year period ended December 31, 2012.

The Contingent Consideration Shares are classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date is recognized in our statement of operations. Key assumptions behind the calculation of the fair value of contingent consideration include, among others, the market price of Gushan’s ADSs at each reporting date. An increase in the market price of Gushan’s ADSs will increase the fair value of contingent consideration and thus negatively affect our future financial results.

RISKS RELATING TO BUSINESS OPERATIONS IN CHINA

PRC tax policies may continue to affect our business, results of operations and financial condition.

The PRC government introduced three regulations, Guofa [2008] No, 37, Caishui [2008] No. 167 and Caishui [2008] No. 168, in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers increased from RMB0.10 per liter to RMB0.80 per liter.

Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempted from consumption tax. The regulations redefined diesel products that are subject to consumption tax. Under the regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. As a result of these taxation regulations, we made a provision of RMB103.8 million for consumption tax for our sales of biodiesel products in 2009 in respect of 129.7 million liters of biodiesel products sold as a refined oil product to comply with the consumption tax regulations at that time. In order to minimize operating cash flows that would result from the assessment and payment of consumption tax from the local State Administration of Taxation, or SAT, we decided to extend suspension of operations at our Fujian plant pending resolution from the PRC SAT on this consumption tax issue. Primarily as a result of this suspension and our decision to shift our sales channel away from the refined oil market to the chemical industry in response to the continued uncertainty over the consumption tax issue, our sales volume of biodiesel products decreased from 231,377 tons for 2008 to 143,818 tons for 2009 and to 42,391 tons for 2010.

In December 2010, the Ministry of Finance and the PRC SAT issued Caishui 118, clarifying that, subject to fulfillment of certain conditions, pure biodiesel made from animal fats or vegetable oils is exempted from consumption tax. Caishui 118 took effect immediately and applied retroactively to January 1, 2009, such that any consumption tax paid on any such biodiesel since January 1, 2009, would be refunded. As a result of this clarification, we reversed the provision for consumption tax of RMB103.8 million made in 2009. Prior to this clarification, the consumption tax issue had a substantial impact on our operations, resulting in the suspension of operations at certain of our plants and deferral of the commencement of production at our Chongqing and Hunan production facilities. It also had a material impact on our financial condition and results of operations as we recorded provisions for consumption tax in 2009 and in the first three quarters of 2010. The consumption tax issue also caused us to shift our sales channel to chemical plants, the market of which is smaller than biodiesel. This contributed in part to the decrease in our revenue and resulted in an impairment charge on our property, plant and equipment. While the consumption tax regulation was ultimately resolved in our favor, we cannot assure you that future governmental policies, including other taxation regulations, will not continue to have a material impact on our business, financial condition and results of operations.

If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.

On October 31, 2007, the NDRC and the Ministry of Commerce of China jointly promulgated a newly revised Catalog for Guiding Foreign Investment in Industries, or the Catalog, which came into effect on December 1, 2007. Pursuant to the Catalog, biodiesel production is classified as a sub-category of the agricultural food processing industry, which is a restricted industry, and, as a result, any such biodiesel production business in China must be majority-owned by PRC citizens and/or entities.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the Catalog, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the Catalog. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the Catalog. Further, even if biodiesel production utilizing used cooking oil and vegetable oil offal is classified as a restricted industry, Chen & Co. Law Firm is of the opinion that only new biodiesel production businesses established after December 1, 2007, or existing biodiesel production businesses that require new approvals from the PRC Ministry of Commerce or its local branch in order to, for example, increase their registered capital or conduct an equity transfer, would be classified as falling within a restricted industry.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the Catalog. In the event our existing biodiesel production business is deemed a restricted business in China, we would have to reorganize our corporate structure and rely on contractual arrangements with our operating entities in China and their owners of record to derive economic benefits from and exercise control over these entities. These contractual arrangements may not be as effective in providing control over our operating entities as direct ownership. If our operating entities were to fail to perform their obligations under any agreements with us, we would have to resort to legal remedies which could be time consuming and costly and we cannot assure you that such remedies would be available. In addition, we cannot assure you that any of the future direct record owners of our operating entities in China would always act in our best interests.

A global financial and economic crisis, and its impact on the Chinese economy, may adversely affect our business, results of operations and financial condition.

The global financial and economic crisis that began in 2008 adversely affected the U.S. economy and many other parts of the world, including the PRC. As a result of this crisis, financial markets experienced significant disruptions, leading to extreme volatility and dislocation of the global capital markets. Many of the world’s major economies entered into recession and have not fully recovered. The PRC economy also slowed down significantly in the second half of 2008 and during 2009. Due in part to the global financial crisis, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of RMB4 trillion (US$586 billion). In 2010, China’s economic growth has approached its pre-crisis level a year after the adoption of a stimulus package. However, the country’s strategy has raised concern that loose monetary policy could inflate the consumer price index, or CPI, form a real estate bubble, build up redundant production capacity and saddle the economy with bad debts. As a result, the PBOC has recently raised the reserve ratio to tighten liquidity in the financial system.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, as the Chinese economy experienced high rate of increase in residential property prices in recent years, to combat high property prices and prevent the economy from overheating, the PRC government adopted a number of measures, including raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in improving the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may materially and adversely affect us if they reduce the demand for biodiesel.

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

We are a holding company, and we rely principally on dividends and other distributions paid by our intermediate holding companies, Carling Technology Limited, or Carling Technology, Brightest Resources Limited, or Brightest Resources, Joywin Technology Limited, or Joywin Technology, Profit Faith Technology Limited, or Profit Faith Technology, Engen Investments Limited, or Engen Investments, Gushan Holdings Limited, or Gushan Holdings, Kim Yau Limited (previously known as Gushan Bio-Energy Limited), or Kim Yau, True Excel Holdings Limited, or True Excel, and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass, and Jin Xin, as a foreign-invested enterprise in China, is required under PRC laws and regulations to provide for statutory general reserves. Each is also required to allocate at least 10% of their after tax profits as reported in the PRC statutory financial statements to the statutory general reserves and has the right to discontinue allocations to these funds once the cumulative amount of such reserves has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2010, the amount of these restricted portions was RMB71.9 million (US$10.9 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

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

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments or deposits we make, if any.

Any change in the preferential tax rates or tax holidays we enjoy in China, or the status of our subsidiaries as foreign-invested enterprises, may reduce our net profits.

Prior to January 1, 2008, a foreign-invested enterprise in China, or FIE, was typically subject to corporate income tax, or CIT, at the rate of 33%, which comprises 30% national income tax and 3% local income tax, on taxable income. The PRC government authorities provided various incentives to FIEs. For example, as a result of such preferential rates and tax holidays, each of Handan Gushan and Fujian Gushan enjoyed full exemption from CIT in the first two years followed by a 50% exemption from CIT in the next three years starting with their respective first profitable year after being an FIE, which began in 2005 for Handan Gushan and 2006 for Fujian Gushan. Sichuan Gushan enjoyed full exemption from CIT in 2005 and exemption from national income tax in 2006, followed by a 50% exemption from national income tax/unified CIT from 2007 to 2009. See Item 5, “Operating and Financial Review and Prospects.” On March 16, 2007, the National People’s Congress of China enacted a new corporate income tax law, or the New CIT Law, under which foreign-invested enterprises, such as our PRC subsidiaries and domestic companies, would be subject to CIT at a uniform rate of 25%. Preferential tax treatments will continue to be granted to entities that conduct business in encouraged sectors, whether FIEs or domestic companies. The New CIT Law became effective on January 1, 2008. Under the New CIT law and the Notice on the Implementation of Transitional Preferential Policies on Corporate Income Tax, issued by the State Council on December 26, 2007, effective from January 1, 2008, the tax rate of enterprises that were established and were entitled to preferential tax rates or tax holidays before March 16, 2007 are to (i) in the case of preferential tax rates, gradually increase from the preferential tax rate to a 25% rate over a period of five years beginning January 1, 2008, or (ii) in the case of tax holidays, continue until the expiration of such term. Therefore, our subsidiaries in China will continue to be entitled to the tax holidays currently enjoyed by them until the expiration of the tax holiday term. We cannot assure you that any of our PRC subsidiaries will continue to be entitled to any preferential tax rates or tax holidays after the transition period expires.

The Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the New M&A Rules, were promulgated on August 8, 2006 jointly by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council of the PRC, or the SASAC, the PRC SAT, the State Administration for Industry and Commerce, the China Securities Regulatory Commission and the State Administration of Foreign Exchange of China, or SAFE, and came into effect on September 8, 2006. The New M&A Rules were further amended on June 22, 2009.

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

Moreover, under the New CIT Law, if we are categorized as a PRC tax resident enterprise, foreign ADS holders may be subject to a 10% withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares.

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

The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if approval was required, we could be subject to sanctions, fines and other penalties.

The New M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals obtain the approval of the Chinese Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

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

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on March 28, 2007, the Department of General Administration Affairs of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular No. 78. For any share option plans which are covered by Circular No. 78 and are adopted by an overseas listed company, Circular No. 78 requires the employee participants who are PRC citizens to register with SAFE’s local branch within ten days of the beginning of each quarter. Registration should have been made within three months if the employee participated in such plan prior to the effective date of Circular No. 78. In addition, Circular No. 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE’s local branch before they exercise their stock option.

Our share option scheme is subject to Circular No. 78. The failure to comply with such provisions may subject us and the participants of our share option scheme who are PRC citizens to fines and legal sanctions and may prevent us from further granting options under our share option scheme to our employees. Such events could adversely affect our business operations.

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

We have included the following provisions in our amended and restated articles of association:

•

At each annual general meeting, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) must retire from office by rotation, and every director is subject to retirement at least once every three years. This provision would delay the replacement of a majority of our directors and would make changes to the board of directors more difficult than if such provision were not in place.

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

Our interests may conflict with those of the non-controlling shareholders of Jin Xin.

Jin Xin, through which we conduct our recycled copper business, is not wholly owned by us. We have a 75% beneficial ownership interest in Jin Xin and there are two non-controlling shareholders that own the remaining 25% as of the date of this annual report. These non-controlling shareholders have significant influence over Jin Xin’s management and operations through, among other things, representatives on the board of directors or in the management team as well as shareholders’ voting rights.

To the extent that there are any conflicts of interest between these non-controlling shareholders and us, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. These non-controlling shareholders may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions or requests or contrary to our policies and objectives;

•	be unable or unwilling to fulfill their obligations under the relevant joint venture arrangements or agreements;

•	have financial difficulties;

•	be acquired or undergo a change in control; or

•	have disputes with us.

A serious dispute with these non-controlling shareholders or the early termination of our cooperation arrangements or agreements with them could adversely affect our business, financial condition and results of operations.

The market price of our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been, and is likely to continue to be, highly volatile in response to factors such as variations in our operating results; failure of our quarterly financial and operating results to meet market expectations or failure to meet our previously announced guidance; changes in financial estimates by securities research analysts; sales or perceived sales of additional shares or ADSs; technological improvements in the biodiesel manufacturing process by us or our competitors; reduction or elimination of PRC government grants and economic incentives for the renewable energy industry; any change in applicable PRC law adversely affecting the renewable energy industry as a whole or the biodiesel industry in particular, including recent assessments of consumption tax on sales of our biodiesel products; news regarding any gain or loss of customers by us; news regarding recruitment or loss of key personnel by us or our competitors; adverse claims and allegations about our Company, our business, our financial reporting, our executives or directors, or other matters relating to us, see Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings”; announcements of competitive developments, acquisitions or strategic alliances in the biodiesel or copper industry; general market conditions or other developments affecting the renewable energy industry; agricultural or other conditions in the PRC that may impact our supply of raw materials; and sales of additional ordinary shares or ADSs.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. As of the date of this annual report, we had 190,831,943 ordinary shares outstanding, including 101,391,628 ordinary shares outstanding under the name of the depositary on behalf of the holders of 10,139,162 ADSs and 12,000,000 ordinary shares held in escrow in relation to the acquisition of Jin Xin. Our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, or the Securities Act.

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

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These requirements of Section 404 first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and an attestation report by our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. Although our management determined that our internal controls over financial reporting were effective at December 31, 2010, see Item 15, “Controls and Procedures” in the future, our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may disagree and issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Any of these possible outcomes could result in the loss of investor confidence in the reliability of our financial statements.

In April 2008, we recruited an internal audit director to head our internal audit department and expanded our financial and accounting staff, the team of which is still currently serving us. If we fail to timely achieve and maintain the adequacy of our internal controls in the future, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we continue to incur considerable costs and use significant management time and other resources in an effort to comply with our reporting and other obligations, including Section 404.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2011 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets, which may change from time to time. Because we currently hold, and expect to continue to hold, a substantial amount of cash or cash equivalents and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which has been fluctuating and is likely to continue to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder, as defined under Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation,” held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. Holder.

For more information on the tax consequences to you if we were treated as a PFIC, see Item 10.E, “Additional Information—Taxation—U.S. Holders—Passive foreign investment company.”

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

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan, a wholly foreign-owned enterprise established in China on May 13, 2005;

•	Handan Gushan, formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a sino-foreign joint venture established in China on May 15, 2003, which we acquired on June 1, 2005;

•	Beijing Gushan, a wholly foreign-owned enterprise established in China on August 17, 2006;

•	Shanghai Gushan, a wholly foreign-owned enterprise established in China on December 18, 2006;

•	Chongqing Gushan, a wholly foreign-owned enterprise established in China on January, 24, 2008;

•	Hunan Gushan, a wholly foreign-owned enterprise established in China on January 14, 2008; and

•

Jin Xin, a registered company established in China on February 3, 2009, in which we acquired an initial 67% beneficial ownership interest on November 3, 2010 and subsequently acquired an additional 8% interest on January 1, 2011, increasing our beneficial ownership to 75%.

See Item 4.C, “Information on the Company—Organizational Structure” for further information.

For a description of our principal capital expenditures since January 1, 2008 and principal capital expenditures currently in progress, including the amount invested and method of financing, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Acquisition and Capital Expenditures.”

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

B. Business Overview

Overview

We are a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. We believe we were one of the first commercial biodiesel producers in China when we commenced operations in 2001. Our aggregate annual biodiesel production capacity increased from 290,000 tons in 2008 to 450,000 tons as of December 31, 2009, and decreased to 390,000 tons as of December 31, 2010 as a result of the relocation of our Sichuan plant, respectively. Following the relocation of production lines in Sichan Gushan’s new plant by the end of the second quarter of 2011, our annual production capacity will increase to 490,000 tons. We sold 231,377, 143,818 and 42,391 tons of biodiesel for the years ended December 31, 2008, 2009 and 2010, respectively.

We generated revenues of RMB1,495.6 million, RMB628.2 million and RMB408.5 million (US$61.9 million) for the years ended December 31, 2008, 2009 and 2010, respectively. For the year ended December 31, 2008, we had net income attributable to our Company of RMB269.0 million. For the years ended December 31, 2009 and 2010, we had net loss attributable to our Company of RMB283.5 million and RMB1,109.0 million (US$168.0 million), respectively.

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

We also operate a recycled copper business through Jin Xin, a 75% owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained three patents in China, one for a biodiesel manufacturing method we invented, one for the a method of producing fatty acid methyl ester and the other for a method of producing certain by-products, and we have four pending patent applications in China relating to methods of producing different types of by-products of biodiesel production. We have also obtained a patent for a biodiesel manufacturing method from the United States Patent and Trademark Office. On September 4, 2008, we also filed two applications with the United States Patent and Trademark Office relating to methods of producing different types of by-products from biodiesel production. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our competitive position as a leader in the PRC biodiesel industry. On September 2010, we also filed two applications with the State Intellectual Property Office of the PRC relating to methods of producing different type of copper products.

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

We are also preparing to diversify our sources of raw materials and have signed long-term contract for castor bean oil with a supplier in Sichuan. We have an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, from the supplier in Sichuan through 2012, which represents substantially all of the expected output the supplier will produce. During the fourth quarter of 2010, due to continuous problems with the climate and quality of the castor bean, we decided to terminate the supply contract in Indonesia. We will seek to continue purchasing alternative raw materials under similar long-term supply arrangements in order to help secure our supply of raw materials at more stable prices.

We currently have seven production facilities for biodiesel business, located in Fujian, Sichuan, Hebei, Beijing, Shanghai, Chongqing and Hunan in China. We have one production facility for our recycled copper business located in Sichuan in China. Our aggregate annual biodiesel production capacity has increased substantially from 10,000 tons in 2001 to 390,000 tons as of the date of this annual report. Recently, our raw material input costs have increased at a rate higher than the rate of increase in our average biodiesel selling prices. In particular, our raw material input costs have risen significantly since the first quarter of 2011. Given the increasingly high raw material input costs, we will continue, commence or resume production of biodiesel in due course upon management’s determination that the market environment is sufficiently favorable to continue, commence or resume operations, with the exception of Shanghai Gushan, in which the resumption of production is subject to the satisfactory resolution of a previously disclosed legal dispute with a construction contractor. As of the date of this annual report, Beijing Gushan and Handan Gushan are in operation. Sichuan Gushan’s new plant has been conducting a trial run since early June 2011. The following map sets forth the locations of our existing and planned production facilities:

To enhance our investments in environmental businesses, in November 2010, we acquired an initial 67% beneficial ownership interest in Jin Xin to expand our business into the recycled copper business. In January 2011, we acquired an additional 8% beneficiary ownership interest, increasing our beneficial ownership in Jin Xin to 75%. Jin Xin is engaged in the manufacturing of copper rods, copper wires and copper granules from recycled copper in Sichuan. We currently have one production facility located in Mianyang in Sichuan province with a daily production capacity of approximately 160 tons of recycled copper products.

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

In November 2010, we acquired an initial 67% beneficially ownership interest in Jin Xin to expand our business into recycled copper business including the manufacturing of copper rods, copper wires and copper granules from recycled copper in Sichuan. We subsequently increased our equity interest in Jin Xin to 75% in January 2011. Our recycled copper products are used by manufacturers in China for the production of power cables.

The following table sets forth information regarding our biodiesel, biodiesel by-products, and recycled copper products sales volumes for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume	Sales volume (in tons)	% of total sales volume
Biodiesel	231,377	90.6	143,818	88.6	42,391	87.0
Biodiesel by-products	23,878	9.4	18,469	11.4	6,314	13.0

Total	255,255	100.0	162,287	100.0	48,705	100.0

Recycled copper products	—		—		3,787	100.0

The PRC government introduced three regulations in relation to consumption tax rates to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter. Prior to January 1, 2009, biodiesel products that are produced from animal and vegetable fats and oils were specifically exempted from consumption tax. The regulations redefined diesel products that are subject to consumption tax. Under the regulations, biodiesel that is processed from diesel or predominately mixed with diesel would be subject to consumption tax. As a result of these taxation regulations, we made a provision of RMB103.8 million for consumption tax for our sales of biodiesel products in 2009 in respect of 129.7 million liters of biodiesel products sold as a refined oil product in accordance with the consumption tax regulations at that time. We also decided to extend suspension of operations at our Fujian plant after the suspension due to road maintenance from April to June 2009 pending resolution from the PRC SAT on this consumption tax issue, in order to minimize operating cash flows that would result from the assessment and payment of consumption tax from the local SAT.

In December 2010, the Ministry of Finance and the PRC SAT issued Caishui 118. According to Caishui 118, subject to fulfillment of certain conditions, pure biodiesel made from animal fats or vegetable oils is exempted from consumption tax in China, Caishui 118 is effective immediately and applies retroactively to January 1, 2009, such that any consumption tax paid on any such biodiesel since January 1, 2009, will be refunded. We expect that biodiesel produced at all of our production facilities will satisfy the conditions set forth by Caishui 118 and so qualify for the exemption.

We did not pay consumption tax for our sales of biodiesel products in 2009 but made a provision of RMB103.8 million, which was reversed in 2010 and recorded as other operating income in 2010.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue prior to its resolution in December 2010, we attempted to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which was not subject to consumption tax, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the absolute decrease in the sales volume of biodiesel and resulted in the proportion of biodiesel sold to the chemical market increasing from 8.6% of the total volume of biodiesel sold in 2008, to 23.3% in 2009 and to 67.2% in 2010. Although the consumption tax issue was resolved in December 2010, our sales volume of biodiesel for the first quarter of 2011 did not increase immediately as compared to the sales volume in previous quarters because of the ramp up time necessary to resume production of biodiesel and because of the Chinese New Year holiday in February 2011.

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil, which are widely available in China, as the primary raw materials for our biodiesel manufacturing process. Recycling of vegetable oil offal and used cooking oil also carries additional environmental benefits as disposal without proper processing can be hazardous. These inedible oils were sourced from provinces in the southern and western part of China. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to relatively higher-grade, higher-cost feedstock. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase. From the fourth quarter of 2008, we also began using a small amount of inedible oils, such as castor bean oil and jatropha oil, as feedstock at our Sichuan production facility.

To help secure adequate raw materials supplies and minimize purchasing costs, we use one to two main feedstock suppliers and several secondary suppliers for each production facility. We conduct business with suppliers on an order by order basis. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

Raw materials for our recycled copper business primarily include scrap copper from household appliances and manufacturing industries. Our major recycled copper raw material suppliers are private enterprises engaged in the collection of unprocessed scrap copper in China. We conduct our recycled copper business with suppliers on an order by order basis at prevailing market prices at the time of purchase, and do not enter into any long-term purchase contracts.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal, used cooking oil, jatropha oil, castor bean oil and recycled copper raw materials used in our operations:

	Year ended December 31,
	2008	2009	2010
	(in tons)	(in tons)	(in tons)
Vegetable oil offal and used cooking oil	302,421	182,512	53,034
Jatropha oil	3,005	—	—
Castor bean oil	—	6,023	5,123

Total	305,426	188,535	58,157

Recycled copper raw materials	—	—	4,517

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

In order to help diversify and secure our source of feedstock at a stable price, we signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009. Castor bean oil itself is an intermediate product in the chemical industry as well as a raw material used to produce biodiesel. During the fourth quarter of 2010, due to continuous problems with the climate and quality of the castor bean, we decided to terminate the supply contract in Indonesia. The payment of RMB4.8 million (US$0.7 million) in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

Pursuant to the contract with the supplier in Sichuan, we have an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, which represents substantially all of the expected output the supplier will produce, on a cost-plus basis through 2012. The purchase price of castor bean oil from Sichuan may be adjusted based on the supplier’s costs from time to time.

Recently, our raw material input costs have increased at a rate higher than the rate of increase in our average biodiesel selling prices. In particular, our raw material input costs have risen significantly since the first quarter of 2011. Given the increasingly high raw material input costs, we will continue, commence or resume production of biodiesel in due course upon management’s determination that the market environment is sufficiently favorable to continue, commence or resume operations, with the exception of Shanghai Gushan, in which the resumption of production is subject to the satisfactory resolution of a previously disclosed legal dispute with a construction contractor. As of the date of this annual report, Beijing Gushan and Handan Gushan are in operation. Sichuan Gushan’s new plant has been conducting a trial run since early June 2011. We will continue our efforts to control our raw material input costs. We have been negotiating with the local government of Mianyang to be appointed as the exclusive collector and processor of used cooking oil in the regions under its jurisdiction. Also, we continue to explore the possibility of developing an internal feedstock production capability within China.

Our recycled copper raw materials suppliers in Sichuan generally grant us credit periods of approximately seven days. For suppliers outside Sichuan, we usually pay in cash on delivery terms.

For 2008, 2009 and 2010, our five largest suppliers represented 45.1%, 35.7% and 89.2% of our total cost of revenues, respectively, while our largest supplier represented 10.2%, 9.6% and 42.9% of our total cost of revenues, respectively. For the years ended December 31, 2008, 2009 and 2010, we had one supplier, no supplier and three suppliers which represented more than 10% of our cost of revenues, respectively. Since our initial acquisition of Jin Xin in November 2010, we purchased raw materials for our recycled copper business mainly from two third-party suppliers which accounted for 60.7% of our total cost of revenues in 2010. As we expand our production facilities to other regions in China, we expect that our purchases from our largest suppliers as a percentage of our total purchases will decrease in 2011.

Manufacturing

Production process

Our biodiesel production method utilizes production technologies for which we have obtained patents. The following chart illustrates our biodiesel manufacturing process:

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

The following chart illustrates our production process in our recycled copper business:

Scrap copper is purchased from suppliers, and is separated manually into product categories. Secondary copper is processed through melting, drawing into copper rod and wires. Scrap copper wires and cables are processed using a wire stripper to strip off their plastic coating. Scrap copper is sheared and cut in the shredder into copper granules.

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

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our biodiesel production facilities.

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

Our recycled copper customers are primarily power cable manufacturers in Sichuan and new raw material manufacturers in Anhui province in China. Demand for our products is subject to seasonal fluctuations. Due to the Chinese New Year holiday in the first half of the year, demand for our recycled copper products is generally higher in the second half of the year. As a result, fluctuations in demand for recycled copper products in the second half of the year may have a disproportionate impact on our results of operations.

The following table sets forth the percentage of our revenues by our principal groups of customers for the periods indicated:

	2008	2009	2010
Customer
Direct users (Biodiesel)	44.9%	36.7%	30.4%
Petroleum wholesalers (Biodiesel)	23.4%	32.4%	12.9%
Individual retail gas stations (Biodiesel)	31.7%	30.9%	6.5%
Recycled copper products customers	—	—	50.2%

We adopt similar credit policies and sales, marketing and distribution strategies across three groups of biodiesel customers. We usually sign sales contracts for a term of approximately one year with our customers for biodiesel and approximately one year or less with our customers for by-products. The total sales volume, the pricing, product specifications, the delivery schedule and the method of delivery are agreed and set out in the sales contracts. Depending on the market conditions, we sell our biodiesel either at no discount or at a discount to the local retail market prices for diesel products. In most cases, customers will arrange their own delivery from our facilities to their own locations. We set the payment methods depending on our business relationship, customers’ credit records and the current market conditions. We occasionally provide our customers with 30-day credit terms.

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

We grant credit periods of approximately 10 days to our major recycled copper customers for account receivables and sell to other customers in cash on delivery terms.

For 2008, 2009 and 2010, our five largest customers contributed 20.6%, 22.4% and 33.7% of our total revenues, respectively, while our largest customer contributed 9.1%, 7.4% and 10.0% of our total revenues, respectively. In 2008 and 2009, none of our customers accounted for more than 10.0% of our revenues. In 2010, one of our customers accounted for more than 10.0% of our revenues.

Sales and Marketing

We conduct all of our sales through direct sales by our own sales personnel of our operating subsidiaries. We sell our biodiesel mainly to customers located in close proximity to our production facilities in operation. Our by-products are mainly sold to chemical plants and other companies. We sell recycled copper products mainly to customers located in Anhui, Sichuan and Zhejiang.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Most of our biodiesel customers pick up our products directly from our production facilities. Our products are typically transferred by pipeline to trucks at our facilities. We generally deliver our recycled copper products to customers.

Intellectual Property

Our biodiesel manufacturing processes are based on technology substantially developed in-house by our research and development and engineering personnel. We rely on a combination of patents, trademarks, domain names and confidentiality agreements to protect our intellectual property. We require all members of our senior management and our key research and development personnel to sign agreements with us which stipulate, among other things, confidentiality obligations and restrictions on the assignment of intellectual property.

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

On June 9, 2010 we obtained an invention patent (patent no. ZL200610022443.6) for a method of producing fatty acid methyl ester, granted by the State Intellectual Property Office of the PRC. This patent has a term of 20 years starting from December 8, 2006. This patent is held by Sichuan Gushan.

On September 4, 2008, we also filed two applications with the United States Patent and Trademark Office relating to methods of producing different types of by-products from biodiesel production. In September 2010, we also filed two applications with the State Intellectual Property Office of the PRC relating to methods of producing different types of copper products. We also have four pending patent applications that have been filed in China involving technologies for producing new fuel additives, and erucic acid and fatty acid.

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

The recycled copper industry in China is fragmented and the competition is intensive, and we compete with numerous other companies for both raw materials and sales of recycled copper products. Competition for raw materials is based on price and proximity to the source of raw materials. Competition for sales is primarily based on price, quality of products, sales, capacity and proximity to customers. We compete primarily with local metal recycling companies, and those who import recycled scrap copper from overseas.

Facilities

We both own and lease properties for our operations. We own or expect to obtain land use rights to a total of approximately 357,307 square meters of land for all of our existing plants and plant under construction. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located on premises comprising approximately 3,600 square meters in an office building in Fuzhou, China. This leasehold interest will expire on September 30, 2011, subject to renewal.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We also maintain insurance for our projects under construction, plants, machinery, equipment, inventories and motor vehicles. We maintain very limited product liability insurance for our biodiesel products. In 2010, Jin Xin maintained social security insurance, work related injury insurance and medical insurance for its employees, and insurance for motor vehicles. We are in the process of finalizing insurance on Jin Xin’s property, plant and machinery with an insurance company in China.

Environmental Matters

Given the nature of our biodiesel business, we generate waste water, exhaust fumes and noise during our production process. We have implemented a comprehensive set of environmental protection measures to treat emissions generated during our production process to minimize the impact of our production process on the environment. These measures include the following:

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

In addition, according to PRC environmental laws and regulations, Jin Xin is required to adopt effective measures to prevent and control pollution to the environment during the course of its operations. We monitor compliance with applicable environmental regulations relating to noise and solid waste discharge and have established an environmental control system pursuant to the applicable regulations.

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

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. In August 2009, a contractor for our production facility filed a lawsuit against us in the People’s Court of Fengxian District, Shanghai, alleging that we failed to pay the contract sum due for the contractor’s construction work on our Shanghai plant. We defended this lawsuit on the basis that the quality of the construction did not meet the standard agreed upon between us and the contractor and that we were entitled to withhold the remaining balance. On January 18, 2010, the court issued a judgment in favor of the contractor and held us liable for approximately RMB5.9 million. We appealed this decision to the Shanghai No. 1 Intermediate People’s Court but our demurrer was overruled on April 2, 2011, and, we were found liable to the contractor for approximately RMB6.8 million, of which we have recorded RMB5.3 million in “Accounts payable for property, plant and equipment” and “Accrued expenses and other payables” in our balance sheet as of December 31, 2009, and RMB1.5 million in other expenses for compensation in our statement of operations for the year ended December 31, 2010.

Subsequent to January 18, 2010, the court of first instance, the People’s Court of Fengxian District, Shanghai, ordered a restriction in a land use right certificate of Shanghai Gushan for the period from January 22, 2010 to January 22, 2012 in relation to the lawsuit bought by the contractor in August 2009. According to applicable PRC laws, during this period, Shanghai Gushan is restricted to file any mortgage or transfer ownership in the seized property. Following payment of the amount in accordance with the court’s judgment, we expect that such restriction will be removed from the land use right certificate of Shanghai Gushan.

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

Other than the allegations described above, we are not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations or cash flows.

PRC GOVERNMENT REGULATIONS

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

On November 30, 2004, the NDRC and the Ministry of Commerce of the PRC jointly promulgated the Catalog, which came into effect on January 1, 2005. The Catalog lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. Pursuant to the Catalog, the comprehensive utilization and disposal of exhaust gas, discharge liquid, and waste residue, and the technology for recycling and comprehensive utilization of resources, fall within the encouraged category. Our PRC counsel, Chen & Co. Law Firm, is of the opinion that our business falls within the encouraged category under the Catalog.

On October 31, 2007, the NDRC and the Ministry of Commerce jointly promulgated a further revised catalog, which came into effect on December 1, 2007 and supersedes the Catalog promulgated on November 30, 2004. Pursuant to the new catalog promulgated on October 31, 2007, although the comprehensive utilization and disposal of exhaust gas, discharge liquid, waste residue, and the technology for recycling and comprehensive utilization of resources still fall within the encouraged category, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry. A foreign-invested enterprise engaged in such biodiesel production therefore must be majority owned by PRC citizens or entities because foreign investment in such biodiesel production is restricted.

Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the new catalog, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the new catalog. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the new catalog.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies, including the new catalog. See Item 3.D, “Key Information—Risk Factors—If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.”

Our operations have been significantly affected by government policies such as taxation regulations. The PRC government introduced three regulations in relation to consumption tax rates to be levied on diesel products, effective as of January 1, 2009, which raised the consumption tax on diesel products levied on diesel producers from RMB0.10 per liter to RMB0.80 per liter. In order to minimize operating cash outflows that would result from the assessment of consumption tax, we extended the suspension of operations at Fujian Gushan, following the completion of road maintenance by the Fuzhou municipal government in early June 2009. We have also deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively. See Item 3.D, “Key Information—Risk Factors—Our operation have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations,” and “Key Information Risk Factors—Risks Relating to Business Operations in China—PRC tax policies may continue to affect our business, results of operations and financial condition.” In December 2010, the Ministry of Finance and the PRC SAT issued Caishui 118. According to Caishui 118, subject to fulfillment of certain conditions, pure biodiesel made from animal fats or vegetable oils is exempted from consumption tax in China, subject to fulfillment of certain conditions. Caishui 118 is effective immediately and applies retroactively to January 1, 2009. Accordingly, any consumption tax paid on any such biodiesel since January 1, 2009 will be refunded. We expect that biodiesel produced at all of our production facilities will satisfy the conditions set forth by Caishui 118 and qualify for the exemption.

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

The Law of Renewable Energy Resources of China

The use of renewable energy sources has gained widespread support from the PRC government. The “Eleventh Five-Year Plan” of the PRC encourages the development of petroleum substitutes, including bioliquid fuel. The “Twelfth Five-Year Plan” of the PRC encourages the implementation of energy saving and/or petroleum substitute projects.

The newly amended Energy-Saving Law of China which came into effect on April 1, 2008 also encourages the development and utilization of petroleum substitutes.

Pursuant to the Law of Renewable Energy Resources, which came into effect on January 1, 2006 and as amended on December 26, 2009, the PRC government encourages the manufacturing and application of bioliquid fuel, and mandates petroleum-selling enterprises to include bioliquid fuel that meets the PRC national standards into their fuel-selling system. If any petroleum-selling enterprise fails to do so, such petroleum-selling enterprise will be liable for the economic loss suffered by the manufacturers of bioliquid fuel. Financial institutions may provide government-subsidized interest loans to renewable energy projects which fall within the National Guidance Catalog for Renewable Energy Resources Industry Development and meet relevant credit requirements.

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

The Newly Established National Biodiesel Standard in China

On January 5, 2007, the General Administration of Quality Supervision, Inspection and Quarantine and the State Standardization Supervision Committee jointly promulgated the National Standard of Biodiesel Blend Stock (BD100) for Diesel Engine Fuels, or the National Biodiesel Standard (B100), which took effect as of May 1, 2007. To our knowledge, the National Biodiesel Standard is currently deemed to be a recommended standard by the General Administration of Quality Supervision, Inspection and Quarantine and the State Standardization Supervision Committee, which biodiesel manufacturers are encouraged to comply with pursuant to relevant laws and regulations.

Stringent Standards for the Disposal of Used Cooking Oil

Under the Rules on the Management of Waste Grease for Food Producers promulgated on April 15, 2002 (abrogated on August 20, 2010), food producers must sell used cooking oil to waste grease processing entities or waste collection entities rather than discharging used cooking oil into the environment or reusing it for human consumption. Any entity or individual that purchases waste grease for the purpose of using waste grease to process and sell food is subject to penalties by the regulatory authorities. Further penalties will be imposed for any harm suffered by consumers resulting from consumption of food prepared with used cooking oil.

Under the Opinion on Strengthening the Management of the Use of Waste Cooking Oil and Kitchen Waste, promulgated by general office of the State Council on July 13, 2010, extracted kitchen waste oil may not be used for cooking or sold to food production entities.

The misuse of used cooking oil, such as in connection with the production of food for sale and consumption, also violates the PRC Food Safety Law, which came into effect on June 1, 2009. The PRC Food Safety Law imposes penalties on violations relating to food hygiene, including the suspension of food production by the violating entities.

On March 2, 2010, the General Office of the State Council of the PRC promulgated Guobanfa [2010] No. 17 on “Rectification Arrangement of Food Safety for the Year of 2010” and on March 19, 2010, the State

Food and Drug Administration promulgated Guoshiyaojianshi [2010] No. 106 on “Rectification Implementation of Food Safety in Restaurants,” both regulations aim to, among other things, reinforce the prohibition of processing food by using waste grease and used cooking oil.

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

Tax Incentives

On December 9, 2008, the PRC SAT and Ministry of Finance jointly issued Policies for Products Generated from Comprehensive Utilization of Resources (Cai Shui [2008] No. 156), a circular on Value-added Tax, or VAT, which stipulated that a VAT refund upon levy would be applicable to enterprises that produce biodiesel by making use of waste animal oil or plant oil to the extent of not less than 70% as their raw materials. This VAT incentive policy is effective from July 1, 2008. To obtain the VAT refund, an enterprise must first apply for and obtain the relevant “Comprehensive Utilization of Resources Verification Certificate”, or Certificate, and then apply for the VAT refund.

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of waste biomass oil or waste lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the Certificate and then apply for the tax reduction.

As of the date of this annual report, each of Beijing Gushan, Shanghai Gushan, Fujian Gushan and Handan Gushan has obtained such Certificate and Sichuan Gushan has made application for, but not yet obtained this Certificate.

Jin Xin is a social welfare enterprise to which the state and local tax bureau of Mianyang granted preferential tax benefits. According to the Chuanminfa [2007] No. 342 and Guoshuifa [2007] No. 67, Jin Xin is eligible for a VAT refund and concessions subject to the annual review by the state and local tax bureau of Mianyang.

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

In addition, according to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since our PRC subsidiaries are invested by non-PRC-resident corporate investors, our Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of our Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements”, or Circular 601. Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are dependent on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on our undistributed earnings as of December 31, 2009, resulting in a dividend withholding tax expense of RMB7.7 million for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million as of December 31, 2009. In 2010, we reduced the provision for dividend withholding tax by RMB23.6 million (US$3.6 million) in respect of our biodiesel business as a result of the net loss incurred by various PRC subsidiaries, and recognized a provision of RMB1.1 million (US$0.2 million) for Jin Xin’s profit since our initial acquisition in November 2010.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued on November 24, 2005. Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. Notice 75 states that PRC residents, whether a natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese residents” as used in Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in Notice 75 includes all Chinese citizens and all other natural persons, such as foreigners, that habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term “Chinese natural person residents” as used under Notice 75 refers to those Chinese natural person residents defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests. Chinese residents are required to complete amended registrations with the local SAFE branch upon (a) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (b) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or file with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006. Under Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days upon their receipt of such dividends, profits or capital gains.

The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Please refer to Item 3.D, “Key Information—Risk Factors—Risks Relating to Business Operations in China —The approval of the China Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if approval was required, we could be subject to sanction, fines and other penalties.”

C. Organizational Structure

Sichuan Gushan was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands, or BVI. Since 2005, Carling Technology became the ultimate holding company of four additional subsidiaries in China, three of which were established by us (Shanghai Gushan, Beijing Gushan and Fujian Gushan) and one of which we acquired (Handan Gushan). In anticipation of a public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands as our listing vehicle and our holding company. On September 20, 2007, we underwent a reorganization pursuant to which the shareholders of Carling Technology subscribed to 123,820,000 of our ordinary shares in exchange for all of the outstanding shares of Carling Technology. Our proportionate ownership immediately after the reorganization and the proportionate ownership of Carling Technology before the reorganization remained the same, as Carling Technology was reorganized as our wholly owned subsidiary. We established Hunan Gushan and Chongqing Gushan, both wholly foreign-owned enterprises in China, on January 14, 2008 and January 24, 2008, respectively. On April 1, 2008, we acquired Eagle Sight Holdings Limited, or Eagle Sight, a newly established shell holding company incorporated in Hong Kong. On June 19, 2008, we changed the name of Eagle Sight to Gushan Holdings. On September 11, 2008, we acquired Gushan Bio-Energy, a newly established shell holding company incorporated in Hong Kong. We established Biomass, a wholly foreign-owned enterprise in China on November 3, 2008. On August 17, 2010, we acquired Engen Investments, a newly established shell holding company in the BVI. On August 27, 2010, we acquired True Excel, a newly established shell holding company in Hong Kong. On November 3, 2010, we acquired a 67% beneficial ownership interest in Jin Xin. On January 1, 2011, we acquired an additional 8% beneficial ownership interest in Jin Xin, increasing our beneficial ownership interest to 75%. Jin Xin is engaged in the manufacturing of copper rods, copper wires and copper granules from recycled copper in Sichuan.

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plant and Equipment

Production Facilities

The following table sets forth certain information regarding our biodiesel production facilities as of December 31, 2010:

	Sichuan	Sichuan	Hebei	Fujian	Beijing	Shanghai	Chongqing	Hunan
Location	San Tai, Mianyang, Sichuan	Qin Dong Bei Industrial Park, Mianyang (relocation)(14)	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian	Daxing District, Beijing	Fengxian District, Shanghai	Changshou Chemical Park, Chongqing	Liuyang Industrial Park, Liuyang, Hunan
Began construction	June 2001	August 2010	May 2003	June 2005	May 2007	October 2007	April 2008	April 2008
Began production	December 2001(14)	—	January 2004	February 2006	January 2008	June 2008	—(12)	—(12)
Capacity as of December 31, 2010(1)	Biodiesel: N/A (before relocation 60,000 tons)	—	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 30,000 tons	Biodiesel: 30,000 tons
2007 capacity utilization(2)	94.0% (biodiesel)(3)	—	114.4% (biodiesel)	106.7% (biodiesel)(4)	—	—	—	—
2008 capacity utilization(2)	86.1% (biodiesel) (5)(7)	—	95.4% (biodiesel)(7)	99.0% (biodiesel)(7)	65.0% (biodiesel) (6)	78.6% (biodiesel)	—	—
2009 capacity utilization(2)	48.9% (biodiesel)(8)	—	52.2% (biodiesel)	27.9% (biodiesel)(9)	41.9% (biodiesel)(10)	40.9% (biodiesel)(11)(15)	0% (biodiesel)(12)	0% (biodiesel)(12)
2010 capacity utilization	14.0% (biodiesel)(14)	—	29.4% (biodiesel)(16)	0% (biodiesel)(9)	18.6% (biodiesel)(16)	6.6% (biodiesel)(15)	0% (biodiesel)(12)	0% (biodiesel)(13)
Site Area	28,665 square meters(13)	47,211 square meters	20,575 square meters	61,367 square meters	54,965 square meters	39,699 square meters	41,838 square meters	46,223 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production as of December 31, 2010. The capacity of Shanghai Gushan was 50,000 tons from January to July 2009 and 100,000 tons from August to December 2009.
(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%. The utilization rate is calculated based on actual sales volume and weighted average annual capacity.
(3)	In October 2007, we suspended production at our Sichuan plant for approximately two weeks in order to perform a capacity upgrade from 40,000 tons to 60,000 tons.
(4)	In October 2007, we suspended production at our Fujian plant for approximately two weeks in order to carry out maintenance operations.

(5)	On May 12, 2008, the Sichuan province experienced a severe earthquake which caused a temporary interruption of power supply. The local government required us to suspend production at this facility for two weeks as a safety precaution. Our Sichuan facility resumed production on May 26, 2008.
(6)	From August 1 to September 20, 2008, we suspended operations at our Beijing plant for about seven weeks due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.
(7)	In November and December of 2008, we suspended production at our Fujian, Sichuan and Hebei plants for a few weeks to carry out repair and maintenance operations.
(8)	Facilities with a production capacity of 10,000 tons at our Sichuan plant in San Tai County have been under repair since the second quarter of 2009. In August 2010, we suspended production at our Sichuan plant in San Tai County pending its relocation to Qin Dong Bei Industrial Park.
(9)	From April 19, 2009, we suspended operations at our Fujian plant due to road maintenance that resulted in restricted access to the plant by our suppliers and customers. We subsequently extended the suspension of operations in order to minimize operating cash outflows that would result from the assessment of consumption tax from a local tax bureau. As of the date of this annual report, Fujian Gushan has not resumed production.
(10)	In January 2009, we suspended production at our Beijing plant for approximately one month in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(11)	From mid June to mid August 2009, we suspended production at our Shanghai plant for approximately two months in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(12)	Following completion of construction of our Chongqing and Hunan plants in May and July 2009, we deferred the commencement of operations at those plants pending resolution of the consumption tax issue. Although the consumption tax issue was resolved in our favor in December 2010, as of the date of this annual report, we have not commenced production at our Chongqing and Hunan plants.
(13)	Excludes 47,211 square meters of land to be used for the new plant near Sichuan Gushan’s existing plant.
(14)	Sichuan Gushan suspended production in San Tai County beginning August 1, 2010 for the relocation to its new plant in Qin Dong Bei Industrial Park.
(15)	Shanghai Gushan suspended production from April 2010 due to Expo 2010 and a lawsuit filed against us by a construction contractor. As of the date of this annual report, Shanghai Gushan has not resumed production.
(16)	In 2010, to help mitigate the potential adverse impact from the consumption tax issue, we continued our efforts to expand our alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of our customer base in the chemical industry is smaller than that of the refined oil market.

In 2001, our Sichuan production facility began biodiesel production with an annual biodiesel production capacity of 10,000 tons, which we expanded in 2004 by building a new 30,000 ton biodiesel production line, increasing the annual biodiesel production capacity to 40,000 tons and production lines to produce erucic amide and stearic acid, a saturated fatty acid used to harden soaps. To further expand our operations and diversify our customer base, in 2004, we began to produce biodiesel at our Hebei production facility, which has an annual biodiesel production capacity of 30,000 tons. In 2006, we commenced biodiesel production in Fujian, with an annual biodiesel production capacity of 100,000 tons. In November 2007, we further expanded the production capacity of the Sichuan facility to 60,000 tons. In January 2008, we commenced biodiesel production in Beijing, with an initial annual biodiesel production capacity of 50,000 tons, and we commenced operation of the additional facilities in March 2009, adding another 50,000 tones of annual biodiesel production capacity. In June 2008, we commenced biodiesel production in Shanghai, with an initial annual biodiesel production capacity of 50,000 tons, and we commenced operation of the additional facilities in August 2009, adding another 50,000 tones of annual biodiesel production capacity. In May and July 2009, we completed the construction of Chongqing and Hunan plants respectively, each with initial annual biodiesel production capacity of 30,000 tons. In August 2010, we suspended production at our Sichuan plant in San Tai County pending its relocation to Qin Dong Bei Industrial Park.

We commenced relocation of our Sichuan plant in August 2010. The disposal and relocation of its property, plant and equipment was completed as of December 31, 2010 and we expect to complete construction of the new Sichuan plant in the second quarter of 2011 with an initial annual biodiesel production capacity of 100,000 tons.

In November 2010, we acquired a 67% beneficial ownership interest in Jin Xin. We subsequently increased our beneficial ownership interest in Jin Xin to 75% in January 2011. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products from mid-December 2010 (from November to mid-December 2010: 60 tons).

The following table sets forth certain information regarding our recycled copper production facilities as of December 31, 2010:

Sichuan
Location	Song Ya Town, Farm District, Mianyang, Sichuan

Period operation commenced	February 2009

Daily production capacity of recycled copper products as of December 31, 2010	160 tons

Capacity utilization from November to December 2010	89.1%

Site Area	15,257 square meters

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with Item 3.A., “Key Information—Selected Financial Data,” our consolidated financial statements and related notes included elsewhere in this annual report. The discussion in this section contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D, “Key Information—Risk Factors” and elsewhere in this annual report.

A. Operating Results

Overview

Our revenues took a significant decline in 2009 and 2010 due to the global financial crisis, the slowdown in the PRC economy, and as a result of the suspension of operations at our Fujian, Sichuan and Shanghai facilities, principally as a result of the consumption tax issue described in Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Business Operations in China—PRC tax policies may continue to affect our business, results of operations and financial condition.” In 2010, Shanghai Gushan continued to suspend its production as a result of Expo 2010 in Shanghai, China and the legal dispute with a construction contractor, and Sichuan Gushan suspended its production from August 2010 for relocation of its production facility. We generated revenues of RMB1,495.6 million, RMB628.2 million and RMB408.5 million (US$61.9 million) for the years ended December 31, 2008, 2009 and 2010, respectively. We acquired an initial 67% beneficial ownership interest in Jin Xin in November 2010 and Jin Xin’s revenue contributed RMB205.1 million (US$31.1 million) to our revenue in 2010. We achieved a net income of RMB269.0 million for the year ended December 31, 2008, and incurred a net loss attributable to our Company of RMB283.5 million and RMB1,109.0 million (US$168.0 million) for the year ended December 31, 2009 and 2010, respectively. We incurred a foreign exchange loss of RMB99.8 million in 2008, resulting from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Due to the current highly volatile market conditions, we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars as of the date of this annual report and do not expect to do so in the foreseeable future. We made a provision for consumption tax of RMB103.8 million (US$15.7 million), based on consumption tax regulations at that time, in respect of 129.7 million liters of biodiesel sold to the fuel market for the year ended December 31, 2009. In 2010, we reversed the provision for consumption tax of RMB103.8 million (US$15.7 million) made in 2009 based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and SAT. We recognized impairment losses on property, plant and equipment of RMB992.6 million (US$150.4 million) in the third quarter of 2010. In addition, we incurred a loss on disposal of property, plant and equipment of RMB3.3 million (US$0.5 million) as a result of the disposal and relocation of our Sichuan production facility, and we recognized a change in fair value of contingent consideration liability of RMB2.9 million (US$0.4 million) as a result of the increase in fair value of contingent consideration liability in connection with the acquisition of an initial 67% beneficial ownership interest in Jin Xin in November 2010.

The most significant factors that affect our financial condition and results of operations are:

•	economic, political and social conditions in China;

•	tax laws in China;

•	production capacity and utilization;

•	market prices for diesel and copper;

•	demand for, and market awareness of, biodiesel and demand for recycled copper products;

•	supply and costs of principal raw materials;

•	product mix and effect on gross margins; and

•	availability of financing for our recycled copper business.

Economic, political and social conditions in China

We conduct all of our production in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 14.0% in GDP from 1999 through 2008. Due in part to the global financial crisis, however, the PRC economy slowed down significantly in the second half of 2008. As a result, domestic demand for and consumption of energy and energy products, including biodiesel products, has been adversely affected. Furthermore, there was a slow rebound in refined diesel demand beginning in the fourth quarter of 2009. This trend continued in 2010 as China’s economy continued to recover. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations. Our financial condition and results of operations may also be affected by changes in China’s political and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

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

While we did not pay consumption tax for our sales of biodiesel products in 2009, based on consumption tax regulations at that time, we made a provision of RMB103.8 million with respect to 129.7 liters of biodiesel products sold as a refined oil product in 2009. This provision was reversed in our 2010 financial statements based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China. We believe that biodiesel produced at all of our production facilities will satisfy the conditions set forth by Caishui 118 and quality for the exemption.

The foregoing factors contributed to our gross loss margin of 18.1% in 2010 and we expect existing and future tax laws in China to continue to have a material impact on our results of operations. While we are seeking to expand into alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, we may not be successful in such efforts.

Furthermore, on October 27, 2009, the PRC SAT issued Circular 601, which clarifies that a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors dependent upon the specific facts and circumstances, and significant judgment and uncertainty may be involved with such determination. In view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA and after seeking professional advice on the matter, a withholding tax of 10% is applied on the undistributed earnings as of December 31, 2009, resulting in an income tax expense of RMB7.7 million for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million as of December 31, 2009, in view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA. See Item 4.B, “Business Overview—PRC Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Withholding Tax in China.” In 2010, we recorded a reversal of the accrual for dividend withholding tax of RMB23.6 million (US$3.6 million) as a result of the net loss incurred by our various PRC subsidiaries, and a provision of RMB1.1 million (US$0.2 million) for Jin Xin’s profit since our acquisition of an initial 67% beneficial ownership interest in Jin Xin in November 2010.

Production capacity of biodiesel and utilization

Our designed annual production capacity increased from 70,000 tons in 2005 to 170,000 tons in 2006 to 190,000 tons in 2007 to 290,000 tons in 2008, to 450,000 ton in 2009 and to 390,000 tons in 2010. We sold 231,377, 143,818 and 42,391 tons of biodiesel in 2008, 2009 and 2010, respectively. In August 2010, we commenced relocation of our Sichuan plant, and have been conducting a trial run of our new plant, which has an initial annual biodiesel production capacity of 100,000 tons since early June 2011.

While our production capacity has increased in recent years, we have also experienced significant disruptions and suspensions of our operations that have affected our production output and the utilization of our production facilities. Such suspensions may continue or extend to additional facilities in the future. For example, we suspended production at Fujian Gushan from April to June 2009 due to road maintenance, which restricted access to the plant. From mid June 2009 to mid August 2009, we suspended production at Shanghai Gushan to install additional facilities. From mid September 2009 to the end of November 2009, we suspended production at Handan Gushan as a result of road maintenance by the Handan municipal government of Hebei province, which restricted access to the plant by our suppliers and customers. From mid April 2010 to October 2010, we suspended production at Shanghai Gushan due to heightened enforcement of control measures adopted by the

Shanghai municipal government during the Expo 2010. We continued to suspend production at Shanghai Gushan due to a lawsuit filed against us by a production facility contractor in the People’s Court of Fengxian District, Shanghai alleging that we failed to pay the contract sum payable with respect to its construction of our Shanghai plant. We also suspended production in Sichuan Gushan for the relocation of its production facility since August 2010. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Businesses and Our Industries—Our biodiesel operations have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.”

In addition, as a result of assessments of consumption tax by a local SAT in 2009, we extended the suspension of operations at Fujian Gushan following completion of road maintenance in June 2009 and deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively, pending resolution of the consumption tax issue. See “—Tax Laws in China.” Although the consumption tax issue was resolved in our favor in December 2010, as of the date of this annual report, we have not resumed production at Fujian Gushan and have not commenced production at our Chongqing and Hunan production facilities. Fujian Gushan’s production capacity represents approximately 25.6%, and our Chongqing and Hunan production facilities combined represent a further 15.4%, of our total production capacity as of the date of this annual report. As a result of the suspension of operations, Fujian Gushan’s utilization rate decreased to nil in 2010 from 27.9% in 2009 and from 99.0% in 2008, which materially and adversely affected our revenues for 2010. Suspension of production at our biodiesel plants would materially and adversely effect our production capacity and utilization.

If we are unable to utilize our production capacity effectively, as a result of interruptions, suspensions or deferrals of our operations, such as for technology upgrades or compliance with government directives, our revenues may decline, our operating margin may deteriorate as depreciation expense will increase along with the enlarged asset size and we may have to recognize additional impairment loss on our production facilities in future. After the relocation of our plant in Sichuan, we do not expect to further expand our biodiesel production capacity in the near future as we plan to focus on upgrading or modifying our existing production facilities to increase production efficiency.

Market prices for diesel and copper

We price our biodiesel based on the market price for diesel. Depending on the market conditions, we sell biodiesel at no discount or at a discount as compared to local retail diesel prices when the diesel market was slack. We believe biodiesel partially replaces or supplements diesel since biodiesel is often used on a blended basis with diesel. For these reasons, our products are affected by the market price and supply of diesel.

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

The PRC government occasionally publishes guidance prices for diesel. Since 2009, these guidance prices set the maximum retail prices of diesel and are generally followed by industry participants. Because biodiesel prices are affected by the price of diesel, these guidance prices tend to limit the range in which we can set prices for our biodiesel products. Any material decrease in these guidance prices or delay in adjusting guidance prices despite any rapid increase in the crude oil price may have a material effect on the selling prices for our biodiesel products, which in turn may adversely affect our financial condition and results of operations.

Our results of operations are also affected by fluctuations in the market price of scrap copper. As we buy scrap copper and sell our recycled copper products at prevailing market prices, scrap copper prices affect both our raw material costs and our sale prices. We are also exposed to commodity price risk because we purchase our raw materials in advance of sales to customers. The price of copper has fluctuated significantly since 2008. For example, the spot price of copper in China ranged from approximately RMB19,000 per ton to RMB67,000 per ton during the period from 2008 to the first quarter of 2011. During periods of increasing prices, competitive conditions may limit our ability to pass on price increases to our customers. During periods of declining prices, we may be unable to fully recoup the costs of scrap copper that we purchase for producing our recycled copper products.

Demand for, and market awareness of, biodiesel and demand for recycled copper products

China’s biodiesel industry remains in an early stage, with biodiesel production currently representing only a small portion of China’s annual diesel production. Our three principal groups of biodiesel customers are direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators, chemical companies and factories, while petroleum wholesalers and retail gas stations generally distribute fuel that will be used in diesel-powered trucks and automobiles. Certain users, such as marine vessel operators, use biodiesel as a complete substitute for diesel, while others typically use a blend of 20% biodiesel and 80% diesel to fuel diesel trucks and automobiles. We believe demand for biodiesel will continue to grow as demand for diesel grows and as market awareness of biodiesel increases. In addition, PRC law and government policies encourage the development and utilization of renewable sources of energy. The consumption volume of biofuel in China is expected to further increase and the proportion of renewable energy consumption is expected to reach approximately 15% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We expect demand for our biodiesel products to increase continuously over time.

Moreover, of our recycled copper product sales in 2010 were to customers located in China. Accordingly, our results of operations are also dependent on demand for copper rods, copper wires and copper granules made from recycled copper within China. The scrap copper recycling industry tends to be cyclical in nature, reflecting general economic conditions. In periods of slow economic growth or recession, the construction and manufacturing industry may experience significant cutbacks in production, which results in decreased demand for metals such as copper. China’s rapid growth in recent years, however, has resulted in strong demand for copper and recycled scrap copper from copper consuming industries in China. As copper resources are currently in relatively short supply in China, we expect demand for recycled copper products in China to strengthen over time.

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials.

With respect to our biodiesel business, we have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Our production facilities are able to process a range of different types and grades of raw materials, which allows us to use less costly grades of materials when available. However, the prices we have paid for raw materials have steadily increased. Between 2008 and 2010, for example, we experienced an increase in the average cost per ton of vegetable oil offal and of used cooking oil of 40.8%, from RMB2,538.3 to RMB3,573.2 (US$541.4). The overall average unit costs of our raw materials was RMB3,981.3 (US$603.2) per ton for the fourth quarter of 2010. Our raw material input costs have risen significantly since the first quarter of 2011. We believe that this increase in raw material cost is primarily due to general cost inflation in China, in particular, labor and transportation costs, and in part due to our suppliers’ perception that such raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China. Our operating costs may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use. Our operating costs may also increase if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and general market, economic and regulatory factors, including government policies with respect to agriculture and local supply and demand.

The prices of the raw materials for our biodiesel business vary according to the type and the grade of raw materials we use. The prices of our primary raw materials also vary from one region to another, which affect our cost of revenues in each region. For example, as of December 31, 2010, the market price of vegetable oil offal and used cooking oil in Beijing was comparatively higher than in other regions where we operated our plants due to a limited availability of low grade vegetable oil offal in Beijing. For the year ended December 31, 2010, our Beijing plant paid an average of RMB3,753.9 (US$568.8) per ton for vegetable oil offal and used cooking oil compared with RMB3,491.0 (US$528.9) per ton for our Hebei plant. We anticipate that costs of raw materials for our biodiesel business will also be higher in the larger cities where we have established and currently plan to commence operations, such as Shanghai and Chongqing, respectively. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. The diesel guidance price may follow the trend of global oil price; however, because any increase or decrease will be determined by the PRC government, the timing and magnitude of such increase or decrease may not correspond to increases or decreases in raw material costs. As a result, we anticipate that during certain periods of time, raw material costs for our biodiesel business will change without a corresponding change in the diesel guidance price, causing our margins to change during those periods.

In order to help diversify and secure sources of feedstock for biodiesel production at a stable price, we signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009. However, these contractual arrangements may not guarantee us feedstock which satisfies our quality requirements. For example, due to continuing problems with the climate and quality of the castor bean produced, we decided to terminate our supply contract in Indonesia and wrote off a long-term payment of RMB4.8 million (US$0.7 million) in connection with such supply contract in the fourth quarter of 2010.

The primary raw material used in our recycled copper operations is scrap copper, including scrap copper from household appliances and manufacturing industries. Our major recycled copper raw material suppliers are private enterprises engaged in the collection of unprocessed scrap copper in China. We do not enter into any long-term purchase contracts and conduct our recycled copper business with suppliers on an order by order basis at prevailing market prices at the time of purchase. Accordingly, our results of operations are subject to fluctuations in the price of scrap copper. During periods of low scrap copper prices, suppliers may elect to hold scrap to wait for higher prices or may slow their collection activities. In addition, a slowdown of industrial production in the areas where we source raw materials could reduce the supply of scrap copper. A shortage of raw materials could adversely affect our sales volume and increase our raw material costs, which could adversely affect our profitability if we were unable to pass along the higher costs to our customers.

The prices for scrap copper also vary between different regions within China. We currently purchase raw materials for our recycled copper business primarily from two third-party suppliers in Sichuan and our business and financial results could be impacted if we were to expand our supplier network to other regions of China in order to reduce our reliance on the local suppliers in Sichuan. Since 2008, the price of scrap copper has fluctuated significantly. For example, the spot price of copper in China ranged from approximately RMB19,000 per ton to RMB67,000 per ton during the period from 2008 to the first quarter of 2011. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in copper prices may result in a decrease in the selling price of our inventory, which would negatively affect our gross profit margin.

Product mix and effect on gross margins

Our product mix affects our gross margin. In the past, we have realized a higher gross margin on sales of erucic acid and erucic amide, a major component of our biodiesel by-product sales, than on sales of our biodiesel and our other by-products. Thus, when we sell a greater volume of erucic acid and erucic amide relative to sales of biodiesel, our aggregate gross margin has been positively affected. Further, while our biodiesel prices are largely based on the market price for diesel, we have greater pricing power for sales of erucic acid and erucic amide, which are not linked to diesel prices.

The quantity and type of biodiesel by-products we produce are largely determined by the raw materials we use, and the raw materials we use are largely determined by the local raw materials that are available at each plant. For example, the raw materials we use in Sichuan contain rapeseed, which is needed to produce erucic acid and erucic amide. However, the raw materials we use in Beijing, Shanghai, Fujian and Handan do not contain rapeseed, and we therefore do not produce erucic acid and erucic amide at these other locations. In the future, we anticipate that the proportional contribution of erucic acid and erucic amide to our revenues will decline, as we anticipate that raw materials containing rapeseed may not be available in sufficient quantities in areas where we plan to expand production. Thus, we expect our gross margins will decrease as we expand into locations where raw materials containing rapeseed are not available.

Availability of financing for our recycled copper business

As a result of a combination of (i) increased recycled copper product sales, (ii) the relatively high prevailing market prices for copper and scrap copper and (iii) increases in the cost of raw materials in recent years, we require a high level of working capital to sustain our recycled copper operations. Historically, Jin Xin has financed its working capital through cash from operations derived from customer payments, short term bank loans and loans from shareholders and capital contributions from shareholders. We expect our working capital requirements to continue to grow as we expand our recycled copper operations. As a result, our recycled copper business will continue to be dependent on the availability of financing on acceptable terms for our working capital requirements.

Principal Components in Statements of Operations

Revenues

Our revenues are derived from sales of our biodiesel, biodiesel by-products produced during the biodiesel production process, and recycled copper products, net of value-added taxes. Biodiesel revenues represented 88.9%, 92.5%, and 46.8% of our revenues for 2008, 2009 and 2010, respectively, while biodiesel by-products represented 11.1%, 7.5% and 3.0% for 2008, 2009 and 2010, respectively, and recycled copper products represented nil, nil and 50.2% for 2008, 2009 and 2010, respectively.

The most significant factors that affect our revenues are sales volume and average selling prices. We generally collect cash payment at the time of delivery and on occasions extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2010 totaled RMB48.6 million (US$7.4 million), with less than RMB3.3 million (US$0.5 million) more than 90 days overdue. For 2008, 2009 and 2010, our five largest customers represented 20.6%, 22.4% and 33.7% of our total revenues, respectively. For 2010, our five largest biodiesel customers represented 44.5% of our total biodiesel revenues. Of our top five customers, two customers were from our biodiesel business and accounted for 14.0% of our total revenues and three were customers of our recycled copper business and accounted for 19.7% of our total revenues. Our largest customer in 2008 and 2009, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 9.1% and 7.4% of our total revenues for 2008 and 2009, respectively. In 2010, our largest customer, Ning Bo Jin Tian Copper (Group) Limited, accounted for 10.0% of our total revenues in 2010.

Cost of revenues

Our cost of revenues primarily consists of direct material costs, depreciation cost and, to a lesser extent, other overhead costs. Direct material costs are the cost of the raw materials that we use in the manufacturing of our products. We use vegetable oil offal and used cooking oil as the primary raw materials for our biodiesel manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to the relatively higher-grade, higher-cost feedstock. We buy scrap copper at prevailing market prices. As such, our raw material cost for our recycled copper business is affected by fluctuations in the market price of scrap copper. Direct material cost is the largest component of our cost of revenues, accounting for approximately 90.5%, 72.6% and 87.1% of our total cost of revenues for 2008, 2009 and 2010, respectively. In 2009, we also included a provision for assessments of consumption tax in our cost of revenues. This provision was reversed in our 2010 financial statements based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China. With our acquisition of Jin Xin, we expect our cost of revenues to increase in 2011 in line with the revenue contribution from the recycled copper business.

Gross profit

Our gross profit from sales of biodiesel is determined primarily by the cost of raw materials and the cost of diesel. As discussed above and in the section titled “—Overview—Supply and costs of principal raw materials,” our cost of raw materials has increased consistently since 2006 up to the fourth quarter of 2010 and has also risen significantly since the end of the first quarter of 2011. At the same time, the price of diesel in China has increased since 2006 and up to the third quarter of 2008. Since the fourth quarter of 2008, however, the price of diesel began to decline. This trend was consistent with the general trend of oil prices worldwide, which has had a negative impact on the price of biodiesel since the third quarter of 2008. From 2009, the PRC government has allowed the price of diesel to adjust in accordance to the global oil price through an adjustment in the diesel guidance price.

Our gross profit from sales of recycled copper products is determined primarily by the cost of raw materials and recycled copper products price. Currently, there is a close correlation between production costs and prices of recycled copper products.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses, research and development expenses and other operating expenses. In 2010, we also recorded operating expenses relating to impairment loss of property, plant and equipment, loss on disposal of property, plant and equipment, and changes in fair value of contingent consideration liability in connection with the Contingent Consideration Shares issued for the Jin Xin acquisition.

Selling, general and administrative expenses

Our selling, general and administrative expenses include salaries and transportation expenses for our sales personnel, administrative staff costs and other benefits, depreciation of office equipment, professional service fees and other miscellaneous expenses related to our administrative corporate activities.

Our sales activities are conducted through direct selling by our internal sales staff. Since substantially all of our biodiesel products are collected by our customers at or near our biodiesel production facilities, our selling expenses have been relatively small as a percentage of our revenues. We usually deliver our copper products to our customers by truck, using third-party providers. As most of our copper product customers are located near our production facilities, our selling expenses with respect to our copper business have been small relative to our revenues.

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to our directors and executives. Our selling, general and administrative expenses will increase with any growth of our business. We expect our selling, general and administrative expenses will also increase in anticipation of our intention to continue, commence or recommence production of biodiesel at all our plants to the extent they are able to operate on a positive cash flow basis and the resolution of a previously disclosed legal dispute with a construction contractor, and as a result of the acquisition of Jin Xin. In connection with share options that we granted to certain directors, executives and employees, we expect to incur an expense in an aggregate amount of RMB10.5 million during 2011, which relates to the share options granted in January 2009, March 2010 and January 2011. We recognized share-based compensation expenses in the amount of approximately RMB36.9 million in 2008, RMB28.8 million in 2009 and RMB21.8 million (US$3.3 million) in 2010. See “—Critical Accounting Policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

On September 21, 2007, in connection with our reorganization, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong which replaced a former employment agreement, pursuant to which we replaced the previously granted options with new options to acquire 1,094,656 ordinary shares of our Company. The options fully vested on June 15, 2008. As a result of the changes made to the vesting period, the new options were considered as a modification of the former options granted. There was no difference between the fair value of the new options and that of the old options immediately prior to such modification. The remaining unamortized share-based compensation as of the date of such modification was recognized over the shorter vesting period. See Item 6.B, “Directors, Senior Management and Employees—Compensation.”

Pursuant to our Share Option Scheme, which was approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527, 3,055,000, 1,276,000, 4,706,000, 5,120,000 and 4,000,000 ordinary shares to certain employees, officers and directors at exercise prices of US$4.80, US$5.30, US$5.30, US$1.33, US$0.61 and US$0.61, respectively, per ordinary share on December 18, 2007, March 25, 2008, September 1, 2008, January 22, 2009, March 16, 2010 and January 11, 2011, respectively. On November 11, 2010, we cancelled a total of 3,799,527 share options which were granted on December 18, 2007, March 25, 2008 and September 1, 2008. The remaining unamortized amount of share-based compensation of RMB3.5 million (US$0.5 million) was recognized in our statement of operations upon cancellation. We recognize compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award, and adjusted to reflect the number of share options that are expected to be forfeited prior to vesting. As of the date of this annual report, there is an aggregate of 12,154,000 ordinary shares (excluding the share options granted in July 2006 to an executive prior to the adoption of the Share Option Scheme) issuable upon exercise of outstanding share options and there are 1,529,194 ordinary shares available for future issuance upon the exercise of future grants under our Share Option Scheme.

See “Share-Based Compensation” in the notes to our audited financial statements, included elsewhere in this annual report, for additional information with respect to the assumptions and methodologies we use in determining share-based compensation expenses.

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

Other operating expenses

Other operating expenses are mainly comprised of depreciation on buildings and machinery and salary paid to factory workers during periods in which certain production plants suspended production for longer-than-

expected periods for normal repairs and maintenance and due to reasons other than normal repairs and maintenance. For example, Fujian Gushan suspended its production due to the consumption tax issue since June 2009, Chongqing Gushan and Hunan Gushan also deferred the commencement of production because of the consumption tax issue since the construction of their production facilities were completed in May and July 2009, respectively, Beijing Gushan temporarily suspended its production due to the traffic control measures during the Beijing Olympic games in the third quarter of 2008, Sichuan Gushan suspended production since August 2010 for relocation of its production facilities, and, from mid April 2010 to October 2010, Shanghai Gushan suspended its production due to heightened enforcement of control measure adopted by Shanghai municipal government during the Expo 2010, and Shanghai Gushan continued to suspend its production due to a lawsuit filed against us by a production facility contractor in the People’s Court of Fengxian District, Shanghai alleging that we failed to pay the contract sum with respect to its construction of our Shanghai plant. In 2010, we recognized a loss from writing off a long-term payment of RMB4.8 million (US$0.7 million) relating to the termination of our supply contract in Indonesia, and a provision for compensation of RMB1.5 million (US$0.2 million) to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling.

Impairment loss on property, plant and equipment

We recognized impairment losses of RMB992.6 million (US$150.4 million) on certain property, plant and equipment in the third quarter of 2010. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss of RMB951.0 million (US$144.1 million) for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the increase in the cost of raw materials.

We suspended production at Sichuan Gushan beginning on August 1, 2010 in preparation for the relocation of the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. Pursuant to the agreement signed between Sichuan Gushan and San Tai ECB, San Tai ECB agreed to pay RMB38.8 million (US$5.9 million) as compensation to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses are expected to amount to approximately RMB80.5 million (US$12.2 million). As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million (US$6.3 million) on its property, plant and equipment in 2010.

Loss on disposal of property, plant and equipment

The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses.

Change in fair value of contingent consideration liability

In November 2010, we acquired a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for the Consideration Shares. The Consideration Shares are subject to an earn-out arrangement whereby six million ordinary shares were issued to Gold Hero at the closing of the acquisition, while the Contingent Consideration Shares were placed into escrow to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the cumulative U.S. GAAP net income for the three-year period ending December 31, 2012. Under the earn-out arrangement, the maximum of six million Contingent Consideration Shares has been released to the selling shareholder with respect to the year ended December 31, 2010 as Jin Xin achieved a net income of over RMB30.0 million or more (approximately US$4.5 million). The remaining Contingent Consideration Shares are to be released to Gold Hero if Jin Xin achieves a cumulative net income of RMB190.0 million or more during the three-year period ended December 31, 2012. Based on the formula as set out in the purchase agreements in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, Gold Hero is required to return to us, all of the Consideration Shares received in connection with the acquisition (or Gold Hero has an option to pay in cash an amount equal to the number of Consideration Shares received in connection with the acquisition times US$1.00 per share) plus US$4.5 million in cash to our Company.

The Contingent Consideration Shares are classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date is recognized in our statement of operations. For the year ended December 31, 2010, we recognized the increase in fair value of RMB2.9 million (US$0.4 million) as an operating expense.

Other operating income

Our other operating income in 2010 represents the reversal of a provision for consumption tax of RMB103.8 million (US$15.7 million), which was previously made in 2009.

Other income (expense)

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income (expense).

We incurred a foreign exchange loss of RMB99.8 million in 2008, compared to foreign exchange losses of RMB0.1 million in 2009 and RMB0.2 million in 2010. The exchange loss incurred in 2008 resulted from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Since the third quarter of 2008, the currency exchange market has been under highly volatile conditions. As of the date of this annual report, we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars and do not expect to do so in the foreseeable future.

Other income (expenses) principally comprised of government grant income, income from a depositary bank, a provision for business tax on intercompany advances, VAT refunds and government subsidy income. We receive grants from the local government authorities in China from time to time. We received grants totaling RMB0.1 million, RMB0.2 million and RMB4.0 million (US$0.6 million) in 2008, 2009 and 2010, respectively. These grants included, among others, awards given by the government of Sichuan province on a non-exclusive basis to Sichuan-based corporate entities believed by the government to have made a positive contribution to Sichuan province. To receive such a grant, a company must complete an application disclosing certain details, including its financial data and the number of its employees located in Sichuan province. These grants are not tied to any research and development arrangements and we are not aware of any restrictions on the use of such grants. We also received income from our depositary bank in accordance to the depositary agreement and the income recognized amounted to RMB2.3 million, RMB5.7 million and RMB4.0 million (US$0.6 million) in 2008, 2009 and 2010, respectively. We also made a provision for business tax on intercompany advances and the provision amounted to RMB4.1 million, RMB2.9 million and RMB3.1 million (US$0.5 million) in 2008, 2009 and 2010, respectively. We also incurred interest expenses in 2010 of RMB0.7 million (US$0.1 million) in respect of short-term bank loans and discounting bills receivable by Jin Xin.

Income taxes

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in the Cayman Islands or British Virgin Islands. Under the current laws of Hong Kong, we are not subject to any income or capital gains tax and dividend payments we are not subject to any withholding tax in Hong Kong.

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

Under the New CIT Law, from January 1, 2008, foreign invested enterprises, such as our subsidiaries, and domestic companies are subject to CIT at a uniform rate of 25%, with certain exceptions. The State Council of the PRC passed an implementation guidance note, or the Implementation Guidance, on December 26, 2007, which sets out details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, certain of our PRC subsidiaries which have not fully utilized their five-year tax holidays are allowed to continue to enjoy the full exemption from, or a 50% reduction in income tax rate until expiry of the tax holiday, after which the 25% standard rate will apply.

Based on the above, our PRC subsidiaries are subject to the following tax rates:

Sichuan Gushan is subject to income tax at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Handan Gushan is subject to income tax at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

Fujian Gushan is entitled to transitional holiday CIT rates of 9%, 10% and 11% for 2008, 2009 and 2010, respectively, and a transitional CIT rate of 24% for 2011. Thereafter, Fujian Gushan’s CIT rate will be 25%.

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

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of waste biomass oil or waste lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the Certificate and then apply for the tax reduction.

As of the date of this annual report, each of Beijing Gushan, Shanghai Gushan, Fujian Gushan and Handan Gushan has obtained such Certificate, and Sichuan Gushan has made application for, but has not yet obtained, this Certificate.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Long-lived assets

We depreciate property, plant and equipment on a straight-line basis over their estimated useful lives. We assess annually the useful lives of property, plant and equipment and if the assessment differs from the original estimate, such difference will be accounted for prospectively over the remaining economic useful lives, beginning in the year of the change in estimate. We estimate the useful lives of property, plant and equipment at the time the assets are put into production and we base our estimates on our experience as well as any anticipated technological evolution that may render an existing asset obsolete more quickly and therefore accelerate the rate at which such asset depreciates. If technological changes were to occur more rapidly than anticipated, the useful life of the assets may need to be shortened, resulting in the recognition of increased depreciation in future periods.

We assess annually whether property, plant, equipment and other long-lived assets have an indication of impairment. We also review long-lived assets, primarily consisting of property, plant and equipment and land use rights, for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. We determine recoverability of long-lived assets to be held and used by comparing the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, we recognize an impairment charge by the amount by which the carrying amount of the asset exceeds the fair value of the asset. We measure fair value by the asset’s discounted cash flows or market value, if readily determinable. Restoration of previously recognized impairment charge is prohibited. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

We recognized impairment losses of RMB992.6 million on certain property, plant and equipment in 2010. The impairment losses represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass, was driven by a combination of a series of adverse changes in the operating environment, in particular, the consumption tax issue was unresolved when the impairment test was performed during the third quarter of 2010 and the continual increase in costs of raw materials over the last few quarters.

Significant judgment was involved in estimating the projected cash flows of these plants and key assumptions included, among others:

(a)	discount rates ranging from 15.88% to 17.88%;

(b)	an overall utilization rates ranging from 5% to 60%;

(c)	consumption tax issue on biodiesel sold to the fuel market would not be resolved and our Company will only produce fatty acid methyl ester sold to the chemical market;

(d)	useful lives of the plants will not be extended;

(e)	average selling price of fatty acid methyl ester per ton will increase at an average compound nominal rate of 5.5% per annum from 2011 to 2026;

(f)	average selling price of glycerine per ton will increase at an average compound nominal rate of 5.5% per annum from 2011 to 2026;

(g)	average selling price of plant asphalt per ton will increase at an average compound nominal rate of 4.9% per annum from 2011 to 2026;

(h)	average unit cost of raw materials per ton will increase at an average compound nominal rate of 3.6% per annum from 2011 to 2026;

(i)	average unit cost of methanol per ton will increase at an average compound nominal rate of 3.8% per annum from 2011 to 2026; and

(j)	selling, general and administrative expenses will increase at rates ranging from 8.5% to 11.5% per annum from 2011 to 2026.

The estimated future undiscounted cash flows were based on assumptions (b) through (j) above. As the carrying amount of an asset exceeded its estimated future undiscounted cash flows, it indicated that the carrying amount of an asset cannot be recovered. Accordingly, we measured the fair value of the asset by applying the discount rates as mentioned in (a) above to recognize the impairment charge. Changes in projections or estimates could significantly change the estimated fair value of the property, plant and equipment of these plants. If we used different assumptions or estimates, the impairment charge could be different. In particular, if the overall utilization rate is significantly below our estimate, or if the average unit cost of raw materials increases at a rate significantly higher than our estimate, the fair value of the property, plant and equipment of these plants would be substantially lower and the impairment losses would have been higher.

We relocated the production lines of Sichuan Gushan’s old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. In preparing for the relocation, Sichuan Gushan suspended production beginning on August 1, 2010. Pursuant to the agreement signed between Sichuan Gushan and San Tai ECB, San Tai ECB agreed to pay Sichuan Gushan RMB38.8 million as compensation for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses were expected to amount to approximately RMB80.5 million. As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million on its property, plant and equipment upon signing the agreement.

Fair Value of Contingent Consideration

On November 3, 2010, we acquired a 67% beneficial ownership interest in Jin Xin to expand the scope of its environmental businesses. The consideration paid by us for the acquisition consisted principally of 24 million Consideration Shares to be issued to Gold Hero.

The Consideration Shares are subject to an earn-out arrangement whereby 6,000,000 shares were issued to Gold Hero at the closing of the acquisition, while the remaining 18,000,000 ordinary shares are placed into escrow. The Contingent Consideration Shares are to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the cumulative U.S. GAAP net income of

Jin Xin for the three-year period ending December 31, 2012. Under the earn-out arrangement, a maximum of 6,000,000 Contingent Consideration Shares was released to Gold Hero as Jin Xin achieved net income of RMB30.0 million for the year ended December 31, 2010. The remaining Contingent Consideration Shares are to be released to Gold Hero if Jin Xin achieves a cumulative net income of RMB190.0 million or more during the three-year period ended December 31, 2012. Based on the formula as set out in the purchase agreements in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, Gold Hero is required to return to us, all of the Consideration Shares received in connection with the acquisition (or Gold Hero has an option to pay in cash an amount equal to the number of Consideration Shares received in connection with the acquisition times US$1.00 per share) plus US$4.5 million in cash to our Company.

The Contingent Consideration Shares are classified as a liability and stated at their fair value at the acquisition date and each reporting date. By applying the present value technique, the subsequent change in the fair value of the contingent consideration liability at each reporting date is recognized in our statement of operations.

As of the acquisition date, the future possible outcome for the Company under the contingent consideration arrangement was between an issuance of 18 million ordinary shares to, and a return of 6 million ordinary shares and US$4.5 million in cash from Gold Hero. The fair value of the contingent consideration arrangement of RMB17.5 million was estimated by applying the income approach. Key assumptions include (a) a discount rate range of 6.10% to 7.38% and (b) a probability adjusted level of net income in Jin Xin between nil or below and RMB190.0 million or above for the three-year period ending December 31, 2012. As of December 31, 2010, the amount recognized for the contingent consideration arrangement increased by RMB2.9 million, mainly as a result of changes in the discount rate range of 6.61% to 7.87% and a passage of time of discounting. Other assumptions used to develop the estimates have not changed.

Fair Value of Assets Acquired

The property, plant and equipment and land use rights of the newly acquired subsidiary were stated at valuations reported by a third party valuation firm. The “Sales Comparison Approach” was the primary basis upon which the equipment was valued. The Sales Comparison Approach is a set of procedures in which an appraiser derives a value indication by comparing the assets being appraised to similar assets that have recently been sold, applying appropriate units of comparison, and making adjustments based on the elements of comparison to the sale prices of the comparable. The “Depreciated Replacement Cost Approach” was used in valuing the building and structure portions of the property. The Depreciated Replacement Cost Approach requires an estimation of the new replacement cost of the buildings and structures from which deductions are then made to allow for the age, condition and functional obsolescence. The Depreciated Replacement Cost Approach is subject to adequate potential profitability of the business. In respect of the land use rights, the “Direct Comparison Method” was adopted by making reference to comparable site transaction as available in the relevant industrial land market.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

We perform our annual impairment review of goodwill on December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the year ended December 31, 2010.

Valuation of share-based compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. The amount of cost recognized is adjusted to reflect the number of share options that are forfeited prior to vesting. If an award is cancelled and is not accompanied by the concurrent grant of a replacement award, any previously recognized compensation cost is not reversed and any previously measured but unrecognized cost is fully recognized at the cancellation date.

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

Pursuant to the Share Option Scheme approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527 ordinary shares to our directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share (equivalent to US$48.00 per ADS, being the initial public offering price). The options vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the “Binomial Option Pricing Model”, that the estimated fair value of the options at the grant date was approximately US$2.13 (RMB15.71) per ordinary share, or US$1.8 million (RMB13.6 million) in aggregate.

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

These options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation was fully recognized in our statement of operations upon the cancellation.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to 65 of our officers and employees on March 25, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of these options at the grant date was approximately US$2.67 (RMB18.79) per ordinary share, or US$8.1 million (RMB57.4 million) in aggregate.

The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on our ordinary shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our Company’s ordinary shares. The expected dividend yield of 0.83% was used as an assumption.

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

These options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation was fully recognized in our statement of operations upon the cancellation.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 1,276,000 ordinary shares to 27 individuals, including officers and employees and one director of our Company on September 1, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of these options at the grant date was approximately US$2.41 (RMB16.49) per ordinary share, or US$3.1 million (RMB21.0 million) in aggregate.

The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on our ordinary shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our Company’s ordinary shares. The expected dividend yield of 0.97% was used as an assumption.

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

These options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation was fully recognized in our statement of operations upon the cancellation.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 4,706,000 ordinary shares to 97 individuals, including officers and employees and directors of our Company on January 22, 2009. The exercise price is US$1.33 per ordinary share (equivalent to US$13.30 per ADS). The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at the grant date was approximately US$0.50 (RMB3.40) per ordinary share, or US$2.3 million (RMB16.0 million) in aggregate.

The expected volatility of 138.94% was based on the implied volatility of the options in the market which were based on our ordinary shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our Company’s ordinary shares. The expected dividend yield of 5.22% was used as an assumption.

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

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 5,120,000 ordinary shares to 93 individuals, including officers and employees and directors of our Company on March 16, 2010. The exercise price is US$0.61 per ordinary share (equivalent to US$6.10 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at the grant date was approximately US$0.37 (RMB2.52) per ordinary share, or US$1.9 million (RMB12.9 million) in aggregate.

The expected volatility of 126.59% was based on the implied volatility of the options in the market which were based on our ordinary shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our Company’s ordinary shares. The expected dividend yield of 1.93% was used as an assumption.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on March 16, 2010 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 116.59% per annum or 136.59%, compared to a volatility of 126.59%, the fair value of the share options would be US$1.8 million (RMB12.2 million) or US$2.0 million (RMB13.4 million), respectively.

Pursuant to the Share Option Scheme, we granted share options for the purchase of an aggregate of 4,000,000 ordinary shares to 17 individuals, including 1,000,000 ordinary shares to eight employees of our wholly owned subsidiaries engaged in our biodiesel business and 3,000,000 ordinary shares to nine employees of Jin Xin, on January 11, 2011. The exercise price is US$0.61 per ordinary share (equivalent to US$6.10 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant.

We determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at the grant date was approximately US$0.36 (RMB2.36) per ordinary share, or US$1.4 million (RMB9.4 million) in aggregate.

The expected volatility of 82.48% was based on the implied volatility of the options in the market which were based on our ordinary shares as the underlying asset. We believed that such implied volatility was a reasonable estimation of the expected volatility of our Company’s ordinary shares. The expected dividend yield of 0.87% was used as an assumption.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options granted on January 11, 2011 that we recognize in our consolidated financial statements. If the expected volatility of our Company’s stock price were 92.48% per annum or 72.48%, compared to a volatility of 82.48%, the fair value of the share options would be US$1.5 million (RMB9.8 million) or US$1.3 million (RMB8.9 million), respectively.

A summary of assumptions for the valuation of share options granted as of the date of this annual report is set forth as follows:

	Option granted on July 6, 2006		Option granted on January 22, 2009		Option granted on March 16, 2010		Option granted on January 11, 2011
Valuation model		Black-Scholes		Binomial		Binomial		Binomial
Expected dividend yield		0%		5.22%		1.93%		0.87%
Expected volatility		40%		138.94%		126.59%		82.48%
Risk-free interest rate		5.145%		2.62%		3.66%		3.43%
Suboptimal factor		—		1.5		1.5		2.2
Fair value of underlying ordinary share (per share)	US$	3.49(RMB27.19)	US$	0.99(RMB6.80)	US$	0.57(RMB3.86)	US$	0.58(RMB3.82)

Recently Issued Accounting Standards

FASB ASU 2010-28

In December 2010, the FASB issued ASU No. 2010-28, “Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments are effective for fiscal years beginning after December 15, 2010. Upon adoption of the amendments, assessment should be made of the reporting units with carrying amounts that are zero or negative to determine whether it is more likely than not that the reporting units’ goodwill is impaired. If it is determined that it is more likely than not that the goodwill of one or more of its reporting units is impaired, Step 2 of the goodwill impairment test should be performed for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. We expect the adoption of ASU No. 2010-28 will not have an impact on our Group’s financial position, results of operations or cash flows.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of operations and operating data and certain items expressed as a percentage of our total net revenues:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Operations Data
Revenues(1)	1,495.6	100.0%	628.2	100.0%	408.5	61.9	100.0%
Cost of revenues(2)	(962.6)	(64.4)%	(766.7)	(122.0)%	(481.8)	(73.0)	(117.9)%

Gross profit (loss)	533.0	35.6%	(138.5)	(22.0)%	(73.3)	(11.1)	(17.9)%
Operating expenses:
Research and development	(2.1)	(0.1)%	(5.7)	(0.9)%	(3.9)	(0.6)	(1.0)%
Selling, general and administrative	(105.5)	(7.1)%	(89.9)	(14.3)%	(84.5)	(12.8)	(20.7)%
Other operating expenses	(3.2)	(0.2)%	(33.4)	(5.3)%	(70.7)	(10.7)	(17.3)%
Impairment loss of property, plant and equipment	—	—%	—	—%	(992.6)	(150.4)	(243.0)%
Loss on disposal of property, plant and equipment	(0.1)	—%	(0.1)	—%	(3.3)	(0.5)	(0.8)%
Change in fair value of contingent consideration liability	—	—%	—	—%	(2.9)	(0.4)	(0.7)%

Total operating expenses	(110.9)	(7.4)%	(129.1)	(20.5)%	(1,157.9)	(175.4)	(283.5)%
Other operating income	—	—%	—	—%	103.8	15.7	25.4%

Income (loss) from operations	422.1	28.2%	(267.6)	(42.5)%	(1,127.4)	(170.8)	(276.0)%
Other income (expense):
Interest income	32.7	2.2%	2.4	0.4%	1.4	0.2	0.3%
Interest expense	—	—%	—	—%	(0.7)	(0.1)	(0.2)%
Foreign currency exchange losses, net	(99.8)	(6.7)%	(0.1)	(0.1)%	(0.2)	—	—%
Other income (expense), net	(4.3)	(0.2)%	(0.7)	(0.1)%	2.9	0.4	0.7%

Earnings (loss) before income tax expense	350.7	23.5%	(266.0)	(42.3)%	(1,124.0)	(170.3)	(275.2)%
Income tax benefit (expense)	(81.7)	(5.5)%	(17.5)	(2.8)%	17.8	2.7	4.4%

Net income (loss)	269.0	18.0%	(283.5)	(45.1)%	(1,106.2)	(167.6)	(270.8)%
Net income attributable to non-controlling interest	—	—%	—	—%	(2.8)	(0.4)	(0.7)%

Net income (loss) attributable to the Company	269.0	18.0%	(283.5)	(45.1)%	(1,109.0)	(168.0)	(271.5)%

Earnings (loss) per share
—Basic	1.61		(1.70)		(6.68)	(1.01)
—Diluted	1.61		(1.70)		(6.68)	(1.01)
Consolidated Operating Data
Sales volume of biodiesel (in tons)	231,377		143,818		42,391
Average selling price of biodiesel (in RMB per ton)	5,748		4,040		4,505
Sales volume of by-products (in tons)	23,878		18,469		6,314
Average selling price of by-products (in RMB per ton)	6,936		2,554		1,972
Sales volume of recycled copper products (tons)	—		—		3,787
Average selling price of recycled copper products (in RMB/ton)	—		—		53,697

(1)	Revenues are comprised of:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Biodiesel	1,330.0	88.9%	581.0	92.5%	191.0	28.9	46.8%
Biodiesel by-products:
Glycerine and Stearic acid	70.1	4.7%	24.8	3.9%	3.5	0.5	0.9%
Erucic acid	29.8	2.0%	2.7	0.4%	0.3	0.1	—%
Erucic amide	35.0	2.3%	1.0	0.2%	—	—	—%
Plant asphalt	20.4	1.4%	17.2	2.8%	8.6	1.3	2.1%
Refined glycerine	10.3	0.7%	1.5	0.2%	—	—	—%

Total biodiesel by-products	165.6	11.1%	47.2	7.5%	12.4	1.9	3.0%

Total biodiesel products	1,495.6	100%	628.2	100%	203.4	30.8	49.8%
Recycled copper products	—	—%	—	—%	205.1	31.1	50.2%

Total revenues	1,495.6	100%	628.2	100%	408.5	61.9	100%

(2)	Cost of revenues is comprised of:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Direct material cost	870.8	58.2%	557.0	88.7%	419.8	63.6	102.7%
Depreciation	72.3	4.9%	89.7	14.3%	50.6	7.7	12.4%
Provision for consumption tax	—	—	103.8	16.5%	—	—	—%
Other	19.5	1.3%	16.2	2.5%	11.4	1.7	2.8%

Total cost of revenues	962.6	64.4%	766.7	122.0%	481.8	73.0	117.9%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues amounted to RMB408.5 million (US$61.9 million) for 2010, representing a decrease of 35.0% from RMB628.2 million for 2009. The revenues included revenue of RMB205.1 million (US$31.1 million) from the recycled copper product business of Jin Xin for November and December 2010. As a result of our acquisition of an initial 67% beneficial ownership interest in Jin Xin, from November 2010, we began consolidating Jin Xin’s operating results into our operating results.

Our revenue from our biodiesel business totaled RMB203.4 million (US$30.8 million) for 2010, representing a decrease of 67.6% from RMB628.2 million for 2009. The decline in revenues from our biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel by-products.

The sales volume of biodiesel amounted to 42,391 tons for 2010, representing a decrease of 70.5% from 143,818 tons for 2009. The average selling price of biodiesel was RMB4,505 (US$682.6) per ton for 2010, representing an increase of 11.5% from RMB4,040 per ton for 2009.

The sales volume of biodiesel by-products amounted to 6,314 tons for 2010, representing a decrease of 65.8% from 18,469 tons for 2009. The average selling price of biodiesel by-products was RMB1,972 (US$298.8) per ton for 2010, representing a decrease of 22.8% from RMB2,554 per ton for 2009.

The decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at our Shanghai plant, Sichuan plant and Fujian Plant since April 2010, August 2010 and April 2009, respectively, and our previously announced strategy to shift our major sales channels from the refined oil market to the chemical market. We suspended production at our Shanghai plant beginning April 2010 due to the heightened enforcement control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. We decided to extend the suspension of production at our Shanghai plant as a result of an ongoing lawsuit filed against us by a construction contractor. We also suspended production at our old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to our new plant in Qin Dong Bei Industrial Park. Fujian Gushan suspended production on April 19, 2009 due to road maintenance that restricted access to the plant by our suppliers and customers. Subsequently, we also decided to extend the suspension of operations at Fujian Gushan to minimize operating cash outflows that would result from the assessment of consumption tax from the local tax bureau based on the consumption tax regulation at that time. The consumption tax issue was resolved in our favor in December 2010.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue at that time, we continued our efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of our customer base in the chemical industry is smaller than that of the refined oil market. However, the proportion of biodiesel sold to the chemical market continued to increase from 23.3% of the total volume of biodiesel sold in 2009 to 67.2% in 2010.

The year-to-year increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009.

Cost of Revenues

Cost of revenues for 2010 totaled RMB481.8 million (US$73.0 million), representing a decrease of 37.2% from RMB766.7 million for 2009. The cost of revenues included RMB191.7 million (US$29.0 million) from Jin Xin.

The cost of revenues of our biodiesel business totaled RMB290.1 million (US$44.0 million) for 2010, representing a decrease of 62.2% from RMB766.7 million, that included a provision for consumption tax of RMB103.8 million for 2009. The provision for consumption tax was made in 2009, but was reversed in 2010 and recorded as an item of other operating income in 2010.

Excluding the effect of provision for consumption tax, cost of revenues of our biodiesel business for 2010 decreased by 56.2% from 2009. The decrease in cost of revenues was primarily attributable to a decrease in our sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 35.6% from RMB2,634.5 per ton for 2009 to RMB3,573.2 (US$541.4) per ton in 2010. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in our suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Loss

Our gross loss for 2010 totaled RMB73.3 million (US$11.1 million), compared to a gross loss of RMB138.5 million for 2009. Our gross loss consisted of a gross loss of 86.7 million (US$13.1 million) from our biodiesel business, representing a gross loss margin of 42.6%, and a gross profit of RMB13.4 million (US$2.0 million) from our recycled copper product business, representing a gross profit margin of 6.5%. The gross loss margin of our biodiesel business was 42.6% for 2010, compared to a gross loss margin of 22.0% for 2009.

The deterioration of the gross margin in our biodiesel business was mainly due to a general increase in the average unit costs of raw materials relative to selling prices and an increase in the average fixed production costs, resulting from a decrease in the production and sales volume of our biodiesel and biodiesel by-products. The average unit costs of our raw materials increased by 35.6%, while the average selling prices of our biodiesel only increased by 11.5% during the same period.

Research and Development Expenses

Research and development expenses totaled RMB3.9 million (US$0.6 million) in 2010, representing a decrease from RMB5.7 million for 2009. The decrease was mainly due to a decrease in materials used for research and development purposes in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2010 totaled RMB84.5 million (US$12.8 million), representing a decrease from RMB89.9 million for 2009. The overall decrease was mainly due to decreases in share-based compensation. Share-based compensation included in selling, general and administrative expenses for 2010 amounted to RMB21.8 million (US$3.3 million), representing a decrease from RMB28.8 million for 2009, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period. The share-based compensation also included RMB3.5 million (US$0.5 million) recognized for the unamortized expenses on certain options upon the cancellation of such share options in the fourth quarter of 2010.

Other Operating Expenses

Other operating expenses for 2010 amounted to RMB70.7 million (US$10.7 million), compared to RMB33.4 million for 2009. The expenses for 2010 mainly consisted of depreciation of buildings and machinery, other amortization of the prepayment in relation to the long-term supply contract of castor bean oil with a supplier in Sichuan and salary paid to factory workers, totaling RMB64.4 million (US$9.8 million) during the periods in which certain plants suspended production, loss of writing off a prepayment of RMB4.8 million (US$0.7 million) as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB1.5 million (US$0.2 million) to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling. The expenses for 2009 mainly consisted of depreciation of buildings and machinery and salary paid to factory workers of the suspended plants.

We suspended or deferred production due to the consumption tax issue, traffic controls under government directive and relocation of production facilities. As previously announced, we suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by our suppliers and customers and, as of the date of this annual report, it has not resumed production. We suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and have not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan was completed in 2009, we deferred the commencement of production at these plants due to the consumption tax issue. We suspended production at our old plant in San Tai County in Sichuan in August

2010 in preparation for the relocation of the production lines to our new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, the depreciation of buildings and machinery, the amortization of the prepayment in relation to the long-term supply contract of castor bean oil with a supplier in Sichuan and salary paid to factory workers of these plants would have been classified as cost of revenues. These expenses totaled RMB64.4 million (US$9.8 million), representing an increase from RMB33.5 million for 2009, mainly because Shanghai Gushan and Sichuan Gushan also suspended their operations during 2010.

Due to continuous problems with the climate and quality of the castor bean produced, we decided to terminate our supply contract in Indonesia. The long term payment in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

As previously announced, one of Shanghai Gushan’s construction contractors filed a lawsuit against us in respect of the contract sum payment and the quality of certain facilities. According to the latest decision issued by the People’s Court of Fengxian District, Shanghai, we are liable for a compensation of approximately RMB1.5 million (US$0.2 million) in addition to the contract sum payable. The compensation and contract sum payable has been accounted for as a liability in our balance sheet as of December 31, 2010.

Impairment Loss on Property, Plant and Equipment

We recognized impairment losses of RMB992.6 million (US$150.4 million) on certain property, plant and equipment in 2010 as compared to nil in 2009. The impairment loss represented the excess of the carrying amount over the fair value of these assets and consists of (i) an impairment loss of RMB951.0 million (US$144.1 million) for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass that was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the continual increase in the cost of raw materials over the last few quarters and (ii) an impairment loss of RMB41.7 million (US$6.3 million) in relation to the relocation of Sichuan Gushan’s production lines from San Tai County to our new plant in Qin Dong Bei Industrial Park. Reversal of previously recognized impairment loss is specifically prohibited under U.S. GAAP. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital.

Loss on Disposal of Property, Plant and Equipment

We recognized a loss on disposal of property, plant and equipment of RMB3.3 million (US$0.5 million) as compared to RMB0.1 million in 2009. The loss on disposal of property, plant and equipment in 2010 primarily relates to the disposal and relocation of Sichuan Gushan’s property, plant and equipment which was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses.

Change in Fair Value of Contingent Consideration Liability

We recognized an increase in fair value of contingent consideration liability of RMB2.9 million (US$0.4 million) as an operating expense in 2010. This change in fair value was related to our previously announced initial acquisition of a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for the Consideration Shares. The Consideration Shares are subject to an earn-out arrangement whereby six million ordinary shares were delivered to Gold Hero at the closing of the transactions, while the Contingent Consideration Shares were placed into escrow to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three-year period ending December 31, 2012. See “—Liquidity and Capital Resources—Acquisition and Capital Expenditures.”

The Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date would be recognized in our statement of operations.

Other Operating Income

We had other operating income of RMB103.8 million (US$15.7 million) in 2010 as compared to nil in 2009 representing the reversal of a provision for consumption tax of RMB103.8 million (US$15.7 million) that represented the amount of the provisions made in 2009. The reversal of the provision for consumption tax was based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and the SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gains or losses and other expenses, net. Interest income for 2010 amounted to RMB1.4 million (US$0.2 million) as compared to RMB2.4 million in 2009. Interest expenses amounted to RMB0.7 million (US$0.1 million), incurred by Jin Xin in respect of short-term loans and discounting bills receivable, as compared to nil in 2009. Foreign currency exchange losses amounted to RMB0.2 million (less than US$0.1 million) as compared to RMB0.1 million in 2009. Other income, net, amounted to RMB2.9 million (US$0.4 million) included, among others, income from our depositary bank, a provision for business tax on intercompany advances among our subsidiaries in China, VAT refunds and government subsidy income, as compared to other expense, net of RMB0.7 million in 2009.

Income Tax Benefit (Expense)

Income tax expense primarily consisted of CIT, a reversal of provision for dividend withholding tax and other withholding tax.

CIT for 2010 amounted to RMB3.5 million (US$0.5 million), compared to RMB8.1 million for 2009. CIT for the fourth quarter of 2010 included RMB2.9 million (US$0.4 million) incurred by Jin Xin for the period since the acquisition. The decrease in CIT was mainly due to a decrease in the taxable profit derived from our PRC operating subsidiaries engaged in the biodiesel business.

Our withholding tax expense for 2010 included a reversal of provision for dividend withholding tax of RMB23.6 million (US$3.6 million) in respect of our biodiesel business as a result of the net loss incurred by various PRC subsidiaries, a provision of RMB1.1 million (US$0.2 million) in respect of dividend withholding tax for Jin Xin’s profit since the acquisition in November 2010 and RMB1.2 million (US$0.2 million) in respect of other overseas withholding tax. We made a provision of RMB9.4 million for withholding tax in respect of 2009.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB1,109.0 million (US$168.0 million) for 2010, compared to a net loss of RMB283.5 million for 2009. Jin Xin’s net income since our acquisition amounted to RMB8.3 million (US$1.3 million) which is consolidated into our financial statements, of which 67% of such profit or RMB5.6 million (US$0.8 million) is attributable to our Company.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our revenues amounted to RMB628.2 million for 2009, representing a decrease of 58.0% from RMB1,495.6 million for 2008. The decline in revenues was due to a decrease in sales volume of our biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 143,818 tons for 2009, representing a decrease of 37.8% from 231,377 tons for 2008. The average selling price of biodiesel was RMB4,040 per ton for 2009, representing a decrease of 29.7% from RMB5,748 per ton for 2008.

The sales volume of biodiesel by-products amounted to 18,469 tons for 2009, representing a decrease of 22.7% from 23,878 tons for 2008. The average selling price of biodiesel by-products was RMB2,554 per ton for 2009, representing a decrease of 63.2% from RMB6,936 per ton for 2008.

The decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at certain of our plants in 2009 and our strategy to shift our sales channels from the refined oil market to the chemical market as a result of the consumption tax issue. Fujian Gushan suspended production on April 19, 2009 due to road maintenances which restricted access to the plant by the Company’s suppliers and customers. We also decided to extend the suspension of operations at Fujian Gushan to seek to minimize operating cash outflows that would result from the assessment of consumption tax from the local tax bureau. As of the date of this annual report, Fujian Gushan has not resumed production. As a result of the suspension of operations, Fujian Gushan’s sales volume of biodiesel for 2009 decreased by 71.8% compared to 2008.

Furthermore, to seek to mitigate the potential adverse impact from the consumption tax issue, during this period, we continued our efforts to expand alternative sales channels, including biodiesel sales as fatty acids to the chemical industry, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the absolute decrease in the sales volume of biodiesel. However, the proportion of biodiesel sold to the chemical market continued to increase from 8.6% of the total volume of biodiesel sold in 2008 to 23.3% in 2009.

The decrease in the average selling price of biodiesel was mainly attributed to a decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and the rapid contraction of China’s industrial production amid the global financial crisis.

The average selling prices of all biodiesel by-products decreased as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the period.

Cost of Revenues

Cost of revenues for 2009 totaled RMB766.7 million, representing a decrease of 20.4% from RMB962.6 million for 2008.

Cost of revenues for 2009 included a provision for consumption tax of RMB103.8 million. The provision for consumption tax was made on a basis of RMB0.8 per liter for 129.7 million liters of biodiesel product sold as a refined oil product by us during 2009.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 31.1% from RMB962.6 million for 2008. This decrease was primarily attributable to a decrease in our sales volume of both biodiesel and biodiesel by-products. The decrease was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 3.8% from RMB2,538 per ton in 2008 to RMB2,635 per ton in 2009.

Gross Profit (Loss)

Our gross loss for 2009 totaled RMB138.5 million, compared to a gross profit of RMB533.0 million for 2008. Our gross loss margin was 22.0% in 2009, 16.5% of which was attributable to the provision for consumption tax as compared to a gross profit margin of 35.6% for 2008.

The decrease in gross profit margin was mainly due to a decrease in the average selling price of our biodiesel and biodiesel by-products, the general increase in our average unit costs of raw materials, the provision for consumption tax, and an increase in the average fixed production costs, which resulted from a decrease in the production and sales volume of our biodiesel and biodiesel by-products. The average unit costs of our raw materials increased by 3.8% in 2009 while the average selling prices of our biodiesel and biodiesel by-products decreased by 29.7% and 63.2%, respectively, during the same period.

Research and Development Expenses

Research and development expenses totaled RMB5.7 million in 2009, representing an increase from RMB2.1 million for 2008. The increase was mainly due to the depreciation on the machinery of Biomass, one of our subsidiaries, which commenced research and development projects in the PRC in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2009 totaled RMB89.9 million, representing a decrease from RMB105.5 million for 2008. The overall decrease was mainly due to decreases in share-based compensation, professional fees and other expenses. Share-based compensation included in selling, general and administrative expenses for 2009 amounted to RMB28.8 million, representing a decrease from RMB36.9 million for 2008, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period. Professional fees totaled RMB13.3 million representing a decrease from RMB15.6 million for 2008, as a result of reductions of fees charged by some of our professional service providers when their service contracts were renewed in 2009. A decrease in other expenses included in selling, general and administrative expenses was partly due to the suspension of Fujian Gushan.

Other Operating Expenses

Other operating expenses for 2009 amounted to RMB33.4 million, compared to RMB3.2 million for 2008. The expenses for 2009 consisted of depreciation on buildings and machinery and salary paid to factory workers during periods in which we suspended or deferred production due to the consumption tax issue. We suspended production in Fujian Gushan starting in June 2009 and, although construction of the production facilities for Chongqing Gushan and Hunan Gushan were completed in May and June of 2009, respectively, we also deferred the commencement of production at these plants due to the consumption tax issue. The expenses for 2008 consisted of depreciation on buildings and machinery and salary paid to factory workers when Beijing Gushan temporarily suspended its production due to the Beijing Olympic games in the third quarter of 2008. If these suspensions and deferrals had not occurred, these expenses would have been capitalized as cost of inventories and charged to cost of revenues upon sales of inventories.

Other Income (Expense)

Other income (expense) primarily consists of interest income, foreign exchange loss and other income (expenses), net. Interest income for 2009 amounted to RMB2.4 million, representing a decrease from RMB32.7 million for 2008. The decrease was mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in our cash balance. Foreign exchange loss for the year amounted to RMB0.1 million, compared to a foreign exchange loss of RMB99.8 million in 2008, which resulted from the severe depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the second half of 2008.

During 2009, we held cash balances only in Renminbi, Hong Kong dollars and U.S. dollars. Other income (expense), net included, among others, income in the amount of RMB5.7 million from our depositary bank and a provision for business tax of RMB2.9 million on intercompany advances.

Income Tax Expense

Income tax expense primarily consisted of CIT, a provision for dividend withholding tax and other withholding tax.

CIT for 2009 amounted to RMB8.1 million, compared to RMB59.1 million for 2008. The decrease in CIT was mainly due to a decrease in the combined taxable profit derived from our PRC operating subsidiaries.

According to the New CIT Law and its relevant regulations, which came into effect from January 1, 2008, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Since our PRC subsidiaries are invested by non-PRC-resident corporate investors, we are subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of our foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the periods from January 1, 2008 to September 30, 2009, as we believed that the Mainland China/HKSAR DTA was applicable to these companies.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements.” Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which depend on the specific facts and circumstances and significant judgment may be involved. In view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009. If local SATs approve a reduced rate of 5% when the dividends are actually wired out of the PRC, any excess provision will be reversed in subsequent financial statements. As a result, we made a provision of RMB7.7 million for 2009, compared to RMB22.0 million for 2008, in respect of the dividend withholding tax.

Furthermore, during 2009, we recognized income from our depositary bank, which, as required under the U.S. tax laws, withheld a certain portion of such income as withholding tax. Such withholding tax amounted to RMB1.7 million for 2009, compared to RMB0.7 million for 2008.

Net Income (Loss) attributable to the Company

Our net loss amounted to RMB283.5 million for 2009, compared to a net profit of RMB269.0 million for 2008.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations and our initial public offering in December 2007. As of December 31, 2009 and 2010, we had working capital of RMB415.3 million and RMB275.7 million (US$41.8 million), respectively, reflecting a sufficient position for our present requirements. Of the total current assets, as of December 31, 2009 and 2010, we had RMB571.2 million and RMB272.8 million (US$41.3 million), respectively, in cash. As of December 31, 2010, our cash primarily consisted of interest bearing bank deposits of RMB15.9 million, HK$38.5 million and US$1.6 million deposited in licensed commercial banks in the PRC and HK$0.9 million and US$32.1 million deposited in licensed commercial banks in Hong Kong. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary. We believe our current cash, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. As of December 31, 2010, we had RMB60 million short term bank loans outstanding. As of the date of this annual report, our short term bank loans totaled RMB80 million.

We received net proceeds of US$131.5 million upon the completion of our initial public offering in December 2007. As SAFE strengthened its control over the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used, our ability to transfer the net proceeds from the offering to our subsidiaries in the PRC was significantly limited. In order to diversify the downside risk of U.S. dollars against Renminbi, we converted part of the net proceeds into other currencies including New Zealand dollars and Euros which were comparatively stable against Renminbi in the first and second quarter of 2008. Subsequently, the exchange market became extremely volatile during the financial crisis. As a result, we incurred a foreign exchange loss of RMB99.8 million in 2008, resulting from the depreciation of our foreign currency holdings in New Zealand dollars and Euros against U.S. dollars in the third and fourth quarters of 2008. In October 2008, we converted all of our cash deposits in New Zealand dollars and Euros to U.S. dollars. Under the current highly volatile market conditions, we do not hold cash balances in currencies other than in Renminbi, Hong Kong dollars and U.S. dollars at this moment and do not expect to do so in the foreseeable future.

The ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass and Jin Xin, as a wholly owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve fund and enterprise expansion fund and has the right to discontinue allocations to these reserve funds once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2010, the amount of these restricted portions was RMB71.9 million (US$10.9 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	507,889	529	(130,230)	(19,732)
Net cash used in investing activities	(698,934)	(365,413)	(130,626)	(19,792)
Net cash used in financing activities	(83,181)	(26,693)	(26,263)	(3,979)
Effect of foreign exchange rate changes	(143,281)	(463)	(11,247)	(1,704)

Net decrease in cash	(417,507)	(392,040)	(298,366)	(45,207)
Cash at beginning of year	1,380,735	963,228	571,188	86,544

Cash at end of year	963,228	571,188	272,822	41,337

Operating activities

Our net cash outflow from operating activities for the year ended December 31, 2010 was RMB130.2 million (US$19.7 million) compared to net cash inflow of RMB0.5 million for the year ended December 31, 2009. The decrease in cash inflow from operating activities was primarily due to a decrease in revenues and the increasing cost of raw materials during 2010. The decrease in revenues was primarily caused by the decrease in the production and sales volume of our biodiesel and biodiesel by-products, which was, in turn, due to the temporary suspension of operations at our Shanghai and Sichuan plant since April and August 2010, respectively. The net cash outflow was further increased by an increase in working capital needs which include an increase in inventory, increase in prepaid expenses and other current assets which were partially offset by an increase in accounts payable of Jin Xin.

Our net cash inflow from operating activities for the year ended December 31, 2009 was RMB0.5 million compared to RMB507.9 million for the year ended December 31, 2008. The decrease in cash inflow from operating activities was primarily due to a decrease in revenues during 2009. The decrease in revenues was caused primarily by a decrease in the average selling price of our biodiesel and biodiesel by-products and a decrease in the production and sales volume of our biodiesel and biodiesel by-products, which was, in turn, due to our strategy to seek to mitigate the potential adverse impact of the consumption tax issue.

Our net cash inflow from operating activities for the year ended December 31, 2008 was RMB507.9 million compared to RMB412.8 million for the year ended December 31, 2007. The increase in cash inflow from operating activities was primarily due to the combined effect of an increase in revenues resulting from the Beijing and Shanghai plants, which commenced operations in January 2008 and June 2008, respectively, and an increase in the average selling price of our biodiesel and biodiesel by-products. This increase, however, was offset by both an increase in the aggregate expenditure on raw materials as a result of increased production and an increase in per unit costs for our raw materials. The increase in cash flow was further offset by an increase in professional fees incurred, in particular, in relation to our proposed follow-on ADS offering which was subsequently terminated in the second quarter of 2008 and the increased need for legal and other professional services as a result of us becoming a U.S.-listed company and by an increase in staff costs resulting from expansion of our Beijing, Shanghai, Chongqing and Hunan plants. The increase in the cash inflow from operating activities for the year ended December 31, 2008 was also offset by the increase in certain current assets and, in particular, an increase of RMB27.7 million in inventory levels resulting from the enlarged size of operation in 2008 and an increase of RMB13.5 million in income tax receivable.

Investing activities

For the year ended December 31, 2010, we had a net cash outflow of RMB130.6 million (US$19.8 million) from investing activities, primarily due to the purchase of property, plant and equipment of RMB169.8 million (US$25.7 million), payment for land use rights of RMB0.6 million (less than US$0.1 million) mainly in connection with the construction of Chongqing Gushan, Hunan Gushan, additional facilities of Beijing Gushan and Shanghai Gushan and the new plant in Sichuan, which were partly offset by the proceeds from disposal of property, plant and equipment of RMB36.9 million (US$5.6 million) of Sichuan Gushan, and net of cash of RMB2.9 million acquired in connection with the acquisition of an initial 67% beneficial ownership interest in Jin Xin.

For the year ended December 31, 2009, we had a net cash outflow of RMB365.4 million from investing activities, primarily due to the purchase of property, plant and equipment of RMB349.4 million and payment for land use rights of RMB16.0 million mainly in connection with the construction of Chongqing Gushan, Hunan Gushan, additional facilities of Beijing Gushan and Shanghai Gushan and the new plant in Sichuan.

For the year ended December 31, 2008, we had a net cash outflow of RMB698.9 million from investing activities, primarily due to the purchase of property, plant and equipment of RMB662.7 million and payment for land use rights of RMB36.3 million in connection with the construction of Shanghai Gushan, Chongqing Gushan, Hunan Gushan and additional facilities of Beijing Gushan.

Financing activities

For the year ended December 31, 2010, we had a net cash outflow of RMB26.3 million (US$4.0 million) from financing activities, primarily due to the purchase of treasury stock of RMB33 million (US$5.0 million) under our share repurchase program and our repayment of advances received from directors of RMB3.3 million (US$0.5 million) of Jin Xin which was partly offset by the proceeds from new short term loans of RMB10.0 million.

For the year ended December 31, 2009, we paid RMB26.7 million in respect of dividends, which was the only cash outflow for financing activities.

For the year ended December 31, 2008, we had a net cash outflow of RMB83.2 million for financing activities, primarily due to the payment of dividends of RMB68.4 million and settlement of payables for initial public offering related expenses of RMB14.8 million.

Acquisition and Capital Expenditures

In November 2010, we acquired an initial 67% beneficial ownership interest in Jin Xin for a consideration of up to 24 million ordinary shares of our Company of which 18 million shares were put in escrow for release in stages, subject to an earn-out arrangement. We also made a capital contribution to Jin Xin of RMB30 million (approximately US$4.5 million). On January 1, 2011, we acquired an additional 8% beneficial ownership interest in Jin Xin and increased our beneficial ownership in Jin Xin to 75%. For more information about Jin Xin’s operations, see Item 4.B. “Information on the Company—Business Overview.”

In 2008, 2009 and 2010, our capital expenditures were RMB698.9 million, RMB365.4 million and RMB170.4 million (US$25.8 million). Our capital expenditures in the table below are cash outflows for the purchase of long-lived assets and land use rights, for the expansion of our production facilities. In 2008, 2009 and 2010, we funded our capital expenditures primarily through cash flows from operating activities and proceeds from the issuance of ordinary shares. We intend to fund our future capital expenditures through cash flows from operations. The following table sets forth our capital expenditures by plant or office locations for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in millions)
Hong Kong office	24.7	0.2	—	—
Sichuan Gushan	2.7	127.6	110.0	16.7
Fujian Gushan	22.1	6.8	1.0	0.1
Handan Gushan	1.1	—	—	—
Beijing Gushan	103.2	23.5	3.3	0.5
Shanghai Gushan	207.6	74.4	5.5	0.8
Chongqing Gushan	168.2	53.0	10.0	1.5
Hunan Gushan	147.2	68.8	13.4	2.0
Biomass	22.1	11.1	3.7	0.6
Jin Xin	—	—	23.5	3.6

Total	698.9	365.4	170.4	25.8

Consistent with our previously announced strategy to expand our production capacity to 490,000 tons by the end of the second quarter of 2011:

•

we incurred capital expenditures of RMB170.4 million (US$25.8 million) in 2010, primarily composed of RMB110.0 million (US$16.7 million), RMB10.0 million (US$1.5 million), RMB13.4 million (US$2.0 million) and RMB23.5 million (US$3.6 million) for the construction of our new production facilities in Sichuan, Chongqing, Hunan and Jin Xin, respectively, RMB3.3 million (US$0.5 million)

and RMB5.5 million (US$0.8 million) for the expansion of our production capacity in Beijing and Shanghai, respectively, by 50,000 tons each, RMB1.0 million (US$0.1 million) and RMB3.7 million (US$0.6 million) for acquisition of assets in Fujian and Biomass, respectively.

•

we incurred capital expenditures of RMB365.4 million in 2009, primarily composed of RMB127.6 million, RMB53.0 million and RMB68.8 million for the construction of our new production facilities in Sichuan, Chongqing and Hunan, respectively, RMB23.5 million and RMB74.4 million for the expansion of our production capacity in Beijing and Shanghai, respectively, by 50,000 tons each, RMB11.1 million for our research and development facilities in Fujian and RMB6.8 million for the infrastructure facilities in Fujian.

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

Estimated Capital Expenditures for the Remainder of 2011

We currently estimate our aggregate capital expenditures, on a cash basis, to be approximately RMB52 million for the fiscal year of 2011, which will be used primarily for construction of our new production facility in Sichuan that is expected to be completed by the end of the second quarter of 2011 and the expansion of the existing production facilities in Jin Xin. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash balance and anticipated cash flow from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises 19 internal professional researchers as of December 31, 2010. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale.

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

We incurred research and development expenses of RMB2.1 million, RMB5.7 million and RMB3.9 million (US$0.6 million) for the years ended December 31, 2008, 2009 and 2010, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Short-term debt obligations (including interest payable)	61.7	61.7	—	—	—
Capital commitment in respect of the acquisition of property, plant and equipment	52.0	52.0	—	—	—
Consideration to acquire additional 8% shareholdings in Jin Xin	42.7	42.7	—	—	—
Operating lease commitments	11.7	11.7	—	—	—

Total	168.1	168.1	—	—	—

We have raw materials supply contracts with durations of up to two years but extendable by negotiation under which we purchase raw materials from certain suppliers. Pursuant to the contracts, the purchase prices are renegotiated periodically. As of December 31, 2010, we had committed to purchase an aggregate of 111,253 tons of raw materials through December 31, 2011.

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

Name	Age	Position
Jianqiu Yu	46	Chairman, Director, and Principal Executive Officer
Deyu Chen	73	Director and Chief Technology Officer
Kang Nam Chu	55	Independent Director
Dongming Zhang	67	Independent Director
Denny Lee	43	Independent Director
Wilson Wai Sun Kwong	45	President
Frank Ngai Chi Chan	39	Principal Financial Officer and Principal Accounting Officer
Haisui Chen	55	Chief Operating Officer and President of the Management Department
Gonghao Chen	34	Chief Logistics Officer and Vice President of the Management Department
Xia Zhiying	39	Chief Sales and Marketing Officer
Junxiong Li	44	Chief Engineer
Ying Kwan Cheung	51	Financial Controller
Huimin Chen	32	Senior Finance Manager
Tansy Jin Cai	33	Chief Administrative Officer and Secretary to the Chairman

Mr. Jianqiu Yu is our founder and our chairman and principal executive officer. Mr. Yu is also currently a director of our various investment holding companies incorporated in the British Virgin Islands and operating subsidiaries incorporated in the PRC. Mr. Yu has over 17 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded our Company in 2000 to conduct biodiesel research and development. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our Company on June 6, 2006. Mr. Yu holds a EMBA degree from HEC Paris. Mr. Yu is also one of our major shareholders through his ownership in Gemino Success Limited as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” below.

Mr. Deyu Chen is a director and has been the chief technology officer of our Company since 2001. Mr. Chen is also currently a director of Sichuan Gushan and Fujian Gushan. Mr. Chen graduated from the East China Institute of Textile and Technology in 1958 with a major in chemical fiber engineering. Mr. Chen has worked in the chemical technology area for more than 38 years and has received many awards. In October 1992, Mr. Chen received the “Certificate for Special Allowance” from the State Council, an award given to specialists with outstanding contributions to technology development. Mr. Chen has also received the “Third Award for Science and Technology Advancement” by the Mianyang County Government and “First Award for Science and Technology Advancement” by the Sichuan Provincial Government. Mr. Chen is responsible for our research and development. He was appointed as a director of our Company on June 6, 2006.

Mr. Kang Nam Chu is an independent director of our Company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. Since September 1995, he has been employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 22 years of management and operations experience in the areas of economics and trading. Mr. Chu is currently an independent non-executive director of China Mining Resources Group Limited, a company listed on the Hong Kong Stock Exchange. He was appointed as an independent director of our Company on August 1, 2007.

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

Mr. Denny Lee is an independent director of our Company. He was the chief financial officer of NetEase.com Inc. from 2002 until 2007, one of the China’s leading internet and online game service providers. Prior to joining NetEase, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years specializing in auditing international clients. Mr. Lee currently serves as a non-executive director on the board of NetEase.com, Inc., which is listed on the Nasdaq Stock Exchange. He also serves as independent non-executive director of New Oriental Education & Technology Group Inc. and Concord Medical Services Holdings Ltd., all of which are listed on the NYSE. Mr. Lee graduated from Hong Kong Polytechnic University and majored in accounting and is a member of the Chartered Association of Certified Accountants and the Hong Kong Institution of Certified Public Accountants. He was appointed as an independent director of our Company on December 18, 2007.

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the president in charge of business, strategic development and overall responsibility for investor relations for our Company. Since joining our Company, Mr. Kwong also served as the vice president of business development until January 24, 2008, after which he was promoted to the newly created position of president. Mr. Kwong has 14 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

Mr. Frank Ngai Chi Chan joined us in August 2007 and is the principal financial officer and principal accounting officer of our Company. Mr. Chan has over 15 years of experience in financial management, compliance and auditing. Prior to joining our Company, Mr. Chan had worked in the audit division of PricewaterhouseCoopers Hong Kong and in three listed companies as the financial controller and company secretary in Hong Kong. From 2004 to August 2007, Mr. Chan worked in Tong Ren Tang group, the largest producer of Chinese Medicine in China as the financial controller and company secretary. Mr. Chan holds a Bachelor’s degree from The Hong Kong University of Science and Technologies and a Master’s degree from The

Chinese University of Hong Kong. Mr. Chan is currently a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Haisui Chen has been the chief operating officer and president of our management department since November 2006 and has over 23 years of management experience. From 2003 to November 2005, Mr. Chen was the chairman of HuaTongTianXiang Group Co. Ltd., a company listed on the Shanghai Stock Exchange. He also has held senior management roles in several enterprises. Mr. Chen graduated from the Central School of the Chinese Communist Party in 1986 with a Master’s degree in economics.

Mr. Gonghao Chen has been the chief logistics officer and vice president of our management department since 2008 and had been the chief sales and marketing officer and general manager of Handan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan, Beijing Gushan and Jin Xin. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 12 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our Company.

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

Mr. Junxiong Li has been the chief engineer of our Company since 2001. Mr. Li received his bachelor’s degree in the chemical processing of forestry products from the Fujian Agriculture and Forestry University in 1988. He has over 18 years of experience in the petrochemical industry. Before joining us in June 2001, Mr. Li worked at various chemical companies as a production technology manager. He also received the “Third Award for Science and Technology Advancement” by the Sichuan Provincial Government in 2003 and the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. He is responsible for our overall production management. Mr. Li is also currently a director of Chongqing Gushan and Hunan Gushan.

Mr. Ying Kwan Cheung joined us in March 2006 and is the financial controller of our Company. Mr. Cheung has over 20 years of experience in financial management. Prior to joining our Company, Mr. Cheung served from April 2001 to March 2006 as the qualified accountant and company secretary of a company listed on the Main Board of the Hong Kong Stock Exchange. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Ms. Huimin Chen has been the senior finance manager of our Company since 2001. Ms. Chen has extensive experience in financial management and studied in the financial management graduate program at the Economics Department of Peking University between April 2005 and March 2006. She is responsible for our finance management. Ms. Chen is currently a director of Sichuan Gushan, Fujian Gushan and Jin Xin. Ms. Chen is married to Mr. Gonghao Chen, the chief logistics officer of our Company.

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

In 2010, the aggregate remuneration and benefits in kind that we paid to executive directors and executive officers was RMB14.7 million (US$2.2 million) and the amount that we paid to non-executive directors was RMB0.4 million (less than US$0.1 million). In addition, in 2010, we contributed approximately RMB85,200 (US$12,900) to retirement plans and other benefits for our directors and executive officers who are also employees under the laws of China and Hong Kong. For details relating to the share options which our directors and executive officers may be granted from time to time, see Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Scheme.”

On September 21, 2007, in connection with our reorganization in preparation for our initial public offering, we entered into a new employment agreement with Mr. Wilson Wai Sun Kwong, which replaced the existing employment agreement with Carling Technology. Pursuant to this agreement, we granted the executive options to acquire 1,094,656 ordinary shares of Gushan at the exercise price of US$1.93 per share (equivalent to US$19.30 per ADS). The options have fully vested. At the date of this annual report, none of these share options have been exercised.

On January 22, 2009, under the Share Option Scheme we granted additional options to Mr. Wilson Wai Sun Kwong to purchase an aggregate of 657,000 ordinary shares at an exercise price of US$1.33 per ordinary share (equivalent to US$13.30 per ADS). These options will expire ten years from the date of grant. As of the date of this annual report, none of these share options have been exercised.

On March 16, 2010, under the Share Option Scheme we granted additional options to Mr. Wilson Wai Sun Kwong to purchase an aggregate of 600,000 ordinary shares at an exercise price of US$0.61 per ordinary share (equivalent to US$6.10 per ADS). These options will expire ten years from the date of grant. As of the date of this annual report, none of these share options have been exercised.

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the provisions contained in our amended and restated memorandum and articles of association, the Cayman Islands law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors or officers in the successful defense of any action, suit, or proceeding, is asserted by such director or officer, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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

Board Committees

Audit Committee

The audit committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules and the SEC regulations. In addition, our board of directors has determined that Mr. Denny Lee’s simultaneous service on the audit committee of two other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Denny Lee, Mr. Kang Nam Chu and Mr. Dongming Zhang, each of whom satisfies the “independence” requirements of the NYSE rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

D. Employees

We had 679, 376 and 522 employees as of December 31, 2008, 2009 and 2010, respectively. The following table shows a breakdown of our employees by geographical location as of December 31, 2010:

	Number of employees	% of total
Location
Sichuan—biodiesel	67	12.8%
Sichuan—recycled copper products	223	42.7%

Sichuan	290	55.5%
Fuzhou	61	11.7%
Handan	64	12.3%
Beijing	34	6.5%
Shanghai	41	7.9%
Chongqing	14	2.7%
Hunan	14	2.7%
Hong Kong	4	0.7%

	522	100.0%

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held Percent
	Number	Percent
Name
Principal Shareholders
Gemino Success(1)	63,996,218	33.54%	33.54%
Gold Hero Holdings Limited(2)	12,000,000	6.29%	6.29%
Directors and Executive Officers
Jianqiu Yu(1)	63,996,218	33.54%	33.54%
Deyu Chen	*	*	*
KangNam Chu	*	*	*
Dongming Zhang	*	*	*
Denny Lee	*	*	*
Wilson Wai Sun Kwong	*	*	*
Frank Ngai Chi Chan	*	*	*
Haisui Chen	*	*	*
Gonghao Chen	*	*	*
Zhiying Xia	*	*	*
Junxiong Li	*	*	*
Ying Kwan Cheung	*	*	*
Huimin Chen	*	*	*
Tansy Jin Cai	*	*	*
All Directors and Executive Officers As a Group	67,556,894	35.4%	35.4%
Total shares outstanding(3)	190,831,943	100%	100%

*	Less than 1% of our total outstanding shares.
(1)	Represents 63,996,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondence address of Gemino Success Limited is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(2)	Gold Hero Holdings Limited is a British Virgin Islands company wholly owned and controlled by Ms.Yuping Deng. The correspondence address of Gold Hero Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.
(3)	Includes 10,145,200 ordinary shares held by Gushan Holding Limited, a Hong Kong Company wholly owned by our Company and 12,000,000 ordinary shares held in escrow as of the date of this annual report by Carling Technology Limited, a British Virgin Islands company wholly owned by our Company.

Gemino Success

In January 2005, we issued 78,940,000 ordinary shares to Gemino Success. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share. In August 2007, Gemino Success sold 5,060,000 ordinary shares to Billion Ally International Ltd for a total consideration of HK$150.0 million (US$19.3 million). Immediately prior to the completion of our initial public offering in December 2007, Gemino Success transferred an aggregate of 3,293,216 ordinary shares to other shareholders under an anti-dilution arrangement. In January 2008, in connection with our initial public offering, Gemino Success sold 1,190,566 ordinary shares upon the underwriters’ exercise of an over-allotment option. In August 2008, Gemino Success sold 5,400,000 ordinary shares (equivalent 540,000 ADSs) in the open market during a window period, in accordance with our Insider Trading Policy, following the earning release for the second quarter of 2008.

Carling Technology Limited

On November 29, 2010, we issued 18,000,000 ordinary shares to Carling Technology Limited, our wholly owned subsidiary. The new issuance of ordinary shares was made as part of our previously announced plans to acquire an initial 67% beneficial ownership interest in Jin Xin, a PRC-based company engaged in the recycled copper business, through a series of transactions, or Transactions, in exchange for up to 24 million newly issued ordinary shares of our Company, valued at US$1.00 per share, subject to certain conditions.

On September 22, 2010, our Company caused True Excel, its indirectly wholly owned Hong Kong acquisition subsidiary, to enter into a stock purchase and capital increase agreement (“PRC SPA”) with the two shareholders of Jin Xin, under which True Excel would acquire 100% of the equity interest in Jin Xin, for a cash consideration of RMB17.7 million (approximately US$2.7 million).

Simultaneously with the entry into the PRC SPA, our Company and Engen Investments, a direct wholly owned BVI subsidiary of our Company and sole shareholder of True Excel, entered into a stock purchase agreement, or the BVI SPA, with Gold Hero, a BVI company, and Silver Harvest Holdings Limited, or Silver Harvest, a BVI company. Under the BVI SPA, our Company sold to Gold Hero and Silver Harvest ordinary shares representing 18% and 15% of the issued and outstanding share capital of Engen Investments for consideration of US$474,545 and US$395,455, respectively, and Gold Hero will purchase up to 24 million Consideration Shares, subject to adjustment, for a consideration of US$1,764,000.

The Consideration Shares are subject to an earn-out arrangement. Pursuant to this arrangement, upon the closing of the acquisition, our Company issued six million ordinary shares to Gold Hero and issued the remaining 18 million Contingent Consideration Shares to Carling Technology. The Contingent Consideration Shares were deposited with an escrow agent for the benefit of Gold Hero on November 30, 2010, subject to the earn-out arrangement set forth in the BVI SPA. In April 2011, six million Contingent Consideration Shares were released to Gold Hero with respect to the year ended December 31, 2010, as Jin Xin achieved a net income of RMB30.0 million (approximately US$4.5 million) or more. The remaining 12 million Contingent Consideration Shares are to be released to Gold Hero with respect to the three-year period ending December 31, 2012 if Jin Xin achieves an aggregate cumulative net income of RMB190.0 million (approximately US$28.8 million) or more during the three-year period ending December 31, 2012, based on an agreed formula set forth in the BVI SPA.

Based on the formula as set out in the purchase agreements in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, Gold Hero is required to return to us, all of the Consideration Shares received in connection with the acquisition (or Gold Hero has an option to pay in cash an amount equal to the number of Consideration Shares received in connection with the acquisition times US$1.00 per share) plus pay cash of US$4.5 million to our Company.

Gushan Holdings Limited

Our Company’s board of directors approved a share repurchase program effective October 7, 2010. Under the terms of the program, our Company repurchased its ordinary shares through Gushan Holdings Limited, a wholly owned subsidiary of Carling Technology Limited, which is a wholly owned subsidiary of our Company, in open market transactions at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. Pursuant to the repurchase program, Gushan Holdings Limited repurchased approximately US$5 million worth of the Company’s issued and outstanding ADSs, representing 10,145,200 ordinary shares (equal to 1,014,520 ADSs) of our Company.

Gushan Holdings Limited is the direct beneficial owner of all of the 10,145,200 shares of the Company’s ordinary shares.

As of the date of this annual report, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

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

As of the date of this annual report, there are 1,529,194 ordinary shares (equal to 152,919 ADSs) available for future issuance upon the exercise of future grants under our Share Option Scheme.

The following table sets forth information with respect to the share options granted under our Share Option Scheme to our directors, executive officers and employees as of the date of this annual report:

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Deyu Chen	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Kang Nam Chu	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Dongming Zhang	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Denny Ting Bun Lee	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Wilson Wai Sun Kwong	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Frank Ngai Chi Chan	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020

Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Ying Kwan Cheung	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Haisui Chen	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Zhiying Xia	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Junxiong Li	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Huiming Chen	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Jin Cai	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Gonghao Chen	*	0.61	March 16, 2010	March 15, 2020
	*	0.61	January 11, 2011	January 10, 2021

All Directors and Executive Officers as a Group	5,794,000

*	Less than 1% of our outstanding share capital.

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

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

According to The Bank of New York, depositary for our ADSs, as of December 31, 2010, 10,139,162 of our ADSs (equal to 101,391,628 ordinary shares), representing in aggregate approximately 58.7% of our outstanding ordinary shares (including ordinary shares underlying our ADSs) were held by six American Depositary Receipt, or ADR, holders of record in the United States. Because most of our ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares may be higher.

B. Related Party Transactions

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

Other Related Party Transactions

Transactions with directors of a subsidiary

Jin Xin, a 75% owned subsidiary of our Company, owed RMB34 million to its directors when our Company acquired Jin Xin in November 2010. Subsequently, Jin Xin repaid RMB3.3 million to the directors, Chen Lian and Liu Hanqiu, in November and December, 2010. As of the date of this annual report, Jin Xin repaid an aggregate amount of RMB26 million to its directors. The amount due was unsecured, interest free and repayable on demand. On January 1, 2011, we acquired an additional 8% beneficial interest in Engen Investments from Gold Hero and Silver Harvest at a consideration of approximately US$3.5 million and US$2.9 million, respectively of which approximately US$2.0 million and US$1.7 million, respectively was lent to our Group. The amounts due bear interest at 6.06% per annum, were unsecured and repayable within one year and are renewable on an annual basis.

Transactions with Jiangui Yu

Yu Jiangui paid expenditures of RMB9.8 million on behalf of a subsidiary during the three months ended March 31, 2011. The amount due was unsecured, interest free and repayable on demand.

Employment Agreements

Please refer to Item 6.B, “Directors, Senior Management and Employees—Compensation.”

Share Option Scheme

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4.B, “Information on the Company—Business Overview—Legal and Administrative Proceedings.”

Dividend Policy

Before we established an offshore holding company structure, Sichuan Gushan declared and paid dividends to its then equity holders in the amount of approximately RMB47.0 million and RMB33.3 million for 2005 and 2004, respectively. On March 5, 2008, our board of directors declared dividends payable on or before May 30, 2008 in the amount of RMB0.41 per ordinary share of our Company, with respect to the year ended December 31, 2007, to all shareholders whose names appeared on our register of members on April 3, 2008. On March 5, 2009, our board of directors declared dividends payable on or before May 30, 2009 in the amount of RMB0.16 per ordinary share of our Company, with respect to the year ended December 31, 2008, to all shareholders whose names appeared on our register of members on April 3, 2009. Our board of directors has not declared any further dividend.

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

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology Profit Faith Technology and Engen Investments, which in turn depend on dividends from our subsidiaries in China, namely Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Biomass and Jin Xin. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Biomass and Jin Xin as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund and enterprise expansion fund until the balance of the funds has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. In additional to its general reserve fund and enterprise expansion fund, Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to its staff welfare fund. The staff welfare fund is established for the purpose of providing employee with facilities and other collective benefits to the employees, and it is recognized as an expense and classified as a current liability and included in accrued expenses and other payables in the consolidated balance sheets.

According to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since our PRC subsidiaries are invested by non-PRC-resident corporate investors, our Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of our Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] Circular 601 “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements.” Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009 and 2010. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Business Operations in China—The New CIT Law could affect tax exemptions on dividends received by us and our shareholders and increase our CIT rate” for more information.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report. Please refer to “Subsequent Events” in Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

A. Offering and listing details

Price Range of Our ADSs

Our ADSs, which initially represented two of our ordinary shares, have been listed on the NYSE from December 19, 2007. On November 12, 2010, we changed the ratio of our ordinary shares to ADSs from two ordinary shares to one ADS to ten ordinary shares to one ADS. Our ADSs trade under the symbol “GU”. For the period from December 19, 2007 to June 17, 2011, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$89.75 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each specified period since our initial public offering.

	Sale Price
	High		Low
ANNUAL HIGHS AND LOWS
2007	US$	52.40	US$	44.20
2008	US$	89.75	US$	7.55
2009	US$	16.25	US$	6.15
2010	US$	7.25	US$	2.95
QUARTERLY HIGHS AND LOWS
2009
First Quarter	US$	12.40	US$	6.15
Second Quarter	US$	16.25	US$	8.40
Third Quarter	US$	13.70	US$	8.75
Fourth Quarter	US$	9.30	US$	6.20
2010
First Quarter	US$	7.25	US$	4.90
Second Quarter	US$	5.95	US$	3.50
Third Quarter	US$	4.80	US$	2.95
Fourth Quarter	US$	6.50	US$	3.01
2011
First Quarter	US$	6.40	US$	4.07

MONTHLY HIGHS AND LOWS
2010
December	US$	6.05	US$	3.75
2011
January	US$	6.40	US$	5.09
February	US$	5.49	US$	4.45
March	US$	4.96	US$	4.07
April	US$	4.76	US$	3.85
May	US$	4.35	US$	3.06
June (through June 17)	US$	3.11	US$	2.00

On June 17, 2011, the closing sale price of our ADSs as reported on the NYSE was US$2.00 per ADS.

C. Markets

Our ADSs, each represented two ordinary shares, have been listed on the NYSE from December 19, 2007 under the symbol “GU.” On November 12, 2010, we changed the ratio of our ordinary shares to ADSs from two ordinary shares to one ADS to ten ordinary shares to one ADS.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated articles of association contained in our F-1 registration statement (File No. 333-151854) originally filed with the SEC on June 23, 2008, as amended. For further information regarding our amended and restated articles of association, share capital and the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, see the section titled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-151854).

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds ordinary shares or ADSs, the tax treatment of a partner in the partnership (or a member of such other entity) will generally depend upon the status of the partner (or the member) and the activities of the partnership (or such other entity). If you are a partner (or the member) in a partnership (or such other entity) holding ordinary shares or ADSs, you should consult your tax advisor.

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

U.S. Holders

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the PFIC rules discussed below, the gross amount of any distributions made by us to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as computed under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and then, to the extent the amount of such excess exceeds your tax basis, as capital gain. We do not expect to compute our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution made by us to you will generally be treated as a dividend.

With respect to non-corporate U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate applicable to “qualified dividend income” provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain registered national exchanges. Our ordinary shares are not readily tradable on an established securities market in the United States; consequently, dividends received with respect to such shares are ineligible to be taxed at the lower capital gains rate. Our ADSs are listed on the NYSE, however, and thus qualify as readily tradable on an established securities market in the United States. Moreover, as explained in further detail below, we do not expect to be treated as a PFIC for our current taxable year, and we do not expect to become a PFIC in the foreseeable future. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

If you hold our ordinary shares or ADSs in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs. In addition recently enacted legislation provides that each United States person that is a shareholder of a PFIC is required to file an annual information return containing such information as the Treasury Department may require. The Treasury Department has not yet released the form on which this return is to be filed, nor has it provided guidance as to what information will be required. You are urged to consult your own tax advisor regarding the time and method for filing this return if you hold our ordinary shares or ADSs in any year in which we are a PFIC.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements (File Number 333-147794 and File Number 333-151854) on Form F-1, as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which the Company filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Please refer to Item 4.C, “Information on the Company—Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various types of market risks, including changes in interest rates, commodity price, foreign exchange rates and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. As of December 31, 2010, a substantial portion of our cash is held in China and Hong Kong in interest bearing bank deposits and denominated in Renminbi, Hong Kong dollars and U.S. dollars. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt.

Our exposure to the risk of changes in market interest rates relates primarily to Jin Xin’s short-term borrowings. Currently, all Jin Xin’s short term borrowings are based on contracted fixed interest rates. Our policy is to manage its interest cost using fixed rate borrowing. However, we are subject to interest rate risk in renewing these loan agreements from the current lending banks or refinancing the loan amounts from different banks. During the year ended December 31, 2010, if interest rates had been 100 basis point higher or lower and all other variables were held constant, our interest expense for the year, in which Jin Xin’s financial results were consolidated into our financial statements since November 2010, would increase or decrease by approximately RMB0.1 million.

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

The raw materials used for our recycled copper operations are scrap copper, primarily sourced from suppliers located in China. The price of such raw materials has fluctuated significantly since 2008. For example, the spot price of copper in China ranged from approximately RMB19,000 per ton to RMB67,000 per ton during the period from 2008 to the first quarter of 2011. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in scrap copper prices, on the other hand, may result in a decrease in the value of our inventory, which would negatively affect our net asset value.

Foreign exchange risk

We carry out the majority of our transactions in Renminbi, therefore, we have limited exposure to foreign exchange fluctuations from day-to-day operations. As of December 31, 2010, we had RMB15.9 million, HKD39.5 million and US$33.7 million denominated in Renminbi, Hong Kong dollars and U.S. dollars, respectively, deposited in interest bearing accounts. RMB appreciated by 3.01% against US$ and by 3.35% against HK$ in 2010. Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% depreciation of US$ and HK$ based on the foreign exchange rate on December 31, 2010, would result in net loss of RMB25.7 million for our holdings of cash of RMB256.8 million, which was denominated in US$ and HK$ as of December 31, 2010. Conversely, we estimate that a 10% appreciation of US$ and HK$ would result in a net gain of RMB25.7 million for our cash in US$ and HK$ as of December 31, 2010. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

During 2008, the Company incurred a foreign exchange loss of RMB99.8 million. The exchange loss resulted from the depreciation of the Company’s foreign currency holdings in NZ$ and Euro against US$ in the third and fourth quarters of 2008. In October 2008, the Company converted all of its cash deposits in NZ$ and Euro to US$. Subsequently, the Company did not hold cash balances in currencies other than in RMB, HK$ and US$ since then and up to the date of this annual report. Under the current highly volatile market conditions, the Company expects to continue hold RMB, HK$ and US$ only in the foreseeable future. In translating the financial statements of our holding companies, whose functional currency is U.S. dollars or Hong Kong dollars, into Renminbi, we also recorded a foreign exchange translation adjustment for the depreciated value of our net assets in our accumulated other comprehensive loss with shareholders’ equity as of December 31, 2010. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Business Operations in China—PRC laws and foreign exchange controls may affect our ability to receive dividends and other payments from our PRC subsidiaries.”

Inflation risk

Inflation did not have a significant effect on our business in 2007 but it affected our profit margins in 2008, 2009 and 2010. According to the National Bureau of Statistics of China, inflation, as measured by the CPI in China was 4.8%, 5.9%, -0.7%, 3.3% in 2007, 2008, 2009 and 2010, respectively. The recently released data indicated that China’s inflation rates are increasing significantly in 2011. If the trend continues in the rest of 2011, our profit margins in our biodiesel and recycled copper businesses will continue to be materially and adversely affected.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incurred in relation to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2009, we received US$437,503 (subject to applicable withholding tax of US$130,223) and US$480,000 (subject to applicable withholding tax of US$142,880) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs, annual exchange listing fees and other program related expenses for the years ended December 31, 2008 and 2009, respectively. In 2010, we did not receive any payment from the depositary or any reimbursement relating to the ADR facility.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

We completed our initial public offering of 36,000,000 ordinary shares, in the form of 18,000,000 ADSs on December 24, 2007 at a price of US$9.60 per ADS (equivalent to US$48.0 per ADS after the ratio change on November 2, 2010). The aggregate price of the offering amount registered and sold was approximately US$144.0 million, of which we received net proceeds of US$131.5 million. Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Piper Jaffray & Co. were the underwriters for the offering.

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

In October 2010, our board of directors approved a change in the ratio of one ADS representing two ordinary shares of our Company to one ADS representing 10 ordinary shares of our Company. This ratio change was effective as of November 12, 2010. The record holders of our ADSs at the close of business on November 10, 2010 received one new ADS, each representing 10 ordinary shares, beginning on November 12, 2010, in exchange for every five ADSs held by them. There was no change to the rights and preferences of the underlying ordinary shares.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2010, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We acquired Jin Xin in 2010 and excluded Jin Xin’s internal control over financial reporting associated with total assets of RMB295,973,000 and total revenues of RMB205,059,000 included in our consolidated financial statements as of and for the year ended December 31, 2010 from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2010.

Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG, has audited the effectiveness of our Company’s internal control over financial reporting as of December 31, 2010, which excluded an evaluation of the internal control over financial reporting of Jin Xin, as stated in their report which appears on page F-3 of this annual report on Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Denny Lee, one of our independent directors and the chairman of our audit committee, is an audit committee financial expert, as defined in Item 16A of Form 20-F, and that such person is also “independent,” as defined in Rule 10A-3 under the Exchange Act. For more information about Denny Lee, see Item 6.A, “Directors, Senior Management and Employees—Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to all of our senior executive and financial officers. Our code of ethics is publicly available on our website (www.chinagushan.com). We have included our code of ethics as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 (File No. 001-33878). We hereby undertake to provide to any person without charge, a copy of our code of ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2008	2009	2010
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	4,308	6,803	4,802
Audit-related fees	—	—	—
Tax fees	—	100	—
All other fees(2)	59	—	583
Total fees	4,367	6,903	5,385

(1)	“Audit fees” means the aggregate fees billed for an audit of our consolidated financial statements and of our internal control over financial reporting.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “All other fees” involve principally the seminars provided to our staff for technical updates in respect of PRC accounting standards and PRC tax laws in 2008 and the due diligence exercise in respect of the acquisition of Jin Xin in 2010.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth details concerning purchases of our own equity securities:

	(a) Total Number of ADSs (or Units) Purchased	(b) Average Price Paid per ADS (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: October 7 – 31, 2010	584,240	US$	4.76	584,240	US$	2.2 million
Month: November 1 – 19, 2010	430,280	US$	5.16	430,280		N/A

(1)

On October 8, 2010, we announced that our board of directors approved a share repurchase program effective October 7, 2010. Under the terms of the program, we could repurchase up to US$5 million worth of our issued and outstanding ADSs through our subsidiary, Gushan Holdings Limited, from time to time in the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. In the year ended December 31, 2010, we repurchased 1,014,520 ADSs, representing 10,145,200 ordinary shares, under this program at an aggregate cost of approximately US$5 million. See Item 6.E, “Directors, Senior Management and Employees—Share Ownership” for further discussion of the share repurchase program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Because Gushan’s American Depositary Shares are registered with the SEC and are listed on the NYSE, Gushan is subject to corporate governance requirements imposed by both the SEC and the NYSE.

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

NYSE Rules	Our Practices

The NYSE rules require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters.	We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter provides that our audit committee shall review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal audit department.

The NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management. The NYSE rules also require U.S. domestic issuers to disclose a method for all interested parties to communicate directly with the presiding director or with non-management or independent directors as a group.	We are not required by our amended and restated memorandum of association and articles of association to have our non-management directors meet regularly without management. We are not required under the Companies Law (2010 Revision) of the Cayman Islands to hold such meetings without management or to disclose a method for all interested parties to communicate directly with the presiding director, or with non-management or independent directors as a group, and we do not expect to do so in the future.

The NYSE rules require that shareholders be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We are not required by our amended and restated memorandum of association and articles of association to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of ordinary shares issued pursuant to such plans is otherwise fair. Our practice does not conflict with the Companies Law (2010 Revision) of the Cayman Islands.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of the Registrant, dated November 9, 2007(2)

2.1	Form of American Depositary Receipt(3)

2.2	Specimen Certificate for Ordinary Shares(3)

2.3	Deposit Agreement among the Registrant, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated December 24, 2007(2)

2.4	Investors’ Rights Agreement, among Gushan Environmental Energy Limited, the ordinary shareholders of Gushan Environmental Energy Limited and the holders of the 2006 Notes, dated September 20, 2007(3)

4.1	Share Option Scheme, dated November 9, 2007(3)

4.2	Technology cooperation agreement with the Fujian Chemistry Science & Technology Research Institute, dated May 22, 2006 (English translation)(3)

4.3	Technology cooperation agreement with the Resource & Environmental Research Institute of Fuzhou University, dated June 6, 2006 (English translation)(3)

4.4	Form of Service Agreement between the Registrant and an Executive Officer of the Registrant(3)

4.5	Subscription Agreement among Carling Technology Limited, Tiger Global Private Investment Partners III, L.P., United Capital Investment Group Limited, Jianqiu Yu, Joywin Technology Limited, Profit Faith Technology Limited and Brightest Resources Limited, dated January 19, 2006(3)

4.6	Agreement for the sale and purchase of Shares and transfer of convertible notes in Carling Technology Limited, among Gushan Environmental Energy Limited, Carling Technology Limited, Jianqiu Yu, Zihong Chen, Gonghao Chen, the ordinary shareholders of Carling Technology Limited and the holders of the 2006 Notes, dated September 20, 2007(3)

4.7	Form of Directors Agreement(3)

4.8	Stock Purchase Agreement among Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated September 22, 2010

4.9	Agreement on Share Transfer and Capital Increase of Mianyang Jin Xin Copper Company Limited dated September 22, 2010

4.10	Escrow Agreement between Gushan Environmental Energy Limited, Carling Technology Limited and The Bank of New York Mellon, dated November 30, 2010

Exhibit Number	Description

4.11	Share Purchase Agreement between Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated December 31, 2010

4.12	Nonnegotiable Promissory Note (001) of Engen Investments Limited dated January 1, 2011

4.13	Nonnegotiable Promissory Note (002) of Engen Investments Limited dated January 1, 2011

8.1	Subsidiaries of Registrant

11.1	Code of Ethics of the Registrant(4)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350

15.1	Consent of KPMG

23.1	Consent of Conyers Dill & Pearman

23.2	Consent of Sidley Austin LLP

23.3	Consent of Chen & Co. Law Firm

23.4	Consent of Greater China Appraisal Limited

23.5	Consent of DTZ Debenham Tie Leung Limited

(1)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 001-33878).
(2)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33878).
(3)	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-147794).
(4)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 001-33878).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 20, 2011

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Jianqiu Yu
Name : Title :	Jianqiu Yu Chairman and Chief Executive Officer (Principal Executive Officer)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gushan Environmental Energy Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 20, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/    KPMG

Hong Kong, China

June 20, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Gushan Environmental Energy Limited:

We have audited Gushan Environmental Energy Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gushan Environmental Energy Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Gushan Environmental Energy Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Gushan Environmental Energy Limited acquired Mianyang Jin Xin Copper Company Ltd. (“Jin Xin”) during 2010 and management excluded from its assessment of the effectiveness of Gushan Environmental Energy Limited’s internal control over financial reporting as of December 31, 2010, Jin Xin’s internal control over financial reporting associated with total assets of RMB295,973,000 and total revenues of RMB205,059,000 included in the consolidated financial statements of Gushan Environmental Energy Limited as of and for the year ended December 31, 2010. Our audit of internal control over financial reporting of Gushan Environmental Energy Limited also excluded an evaluation of the internal control over financial reporting of Jin Xin.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated June 20, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/    KPMG

Hong Kong, China

June 20, 2011

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

		December 31,
	Note	2009	2010
		RMB	RMB
ASSETS
Current assets:
Cash	1(c)	571,188	272,822
Accounts receivable	1(c)	2,414	48,639
Bills receivable	1(c)	—	9,550
Inventories	3	33,418	176,023
Prepaid expenses and other current assets	4	26,411	53,706
Income tax receivable		3,107	674
Deferred tax assets	13	1,192	2,439

Total current assets		637,730	563,853

Property, plant and equipment, net	5	1,641,096	663,946
Land use rights		85,384	87,568
Deferred tax assets	13	5,962	4,609
Goodwill	7	—	18,674
Other assets		8,957	—

Total assets		2,379,129	1,338,650

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	9	—	60,000
Accounts payable		580	79,163
Accounts payable for property, plant and equipment		72,399	47,153
Accrued expenses and other payables	10	43,755	61,074
Provision for consumption tax	15	103,780	—
Amounts due to related parties	17	—	30,709
Income tax payable		1,925	10,075

Total current liabilities		222,439	288,174

Deferred tax liabilities	13	29,636	9,766
Income tax payable		10,207	9,762
Contingent consideration liability, excluding current portion	18	—	13,585
Deferred rebate income, excluding current portion	2(l)	19,984	15,450

Total liabilities		282,266	336,737

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares
Par value: HK$0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 166,831,943 and 166,831,943 shares, respectively as of December 31, 2009 Issued and outstanding: 190,831,943 and 190,831,943 shares, respectively as of December 31, 2010		1	2
Additional paid-in capital		1,505,361	1,547,035
Accumulated other comprehensive losses		(47,756)	(59,159)
Retained earnings (accumulated deficit)		639,257	(469,758)
Treasury stock—Nil and 10,145,200 shares as of December 31, 2009 and 2010, at cost		—	(32,972)

Total equity attributable to the Company		2,096,863	985,148

Non-controlling interest		—	16,765

Total shareholders’ equity		2,096,863	1,001,913

Total liabilities and shareholders’ equity		2,379,129	1,338,650

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of RMB, except per share data)

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Revenues	12 & 1(c)	1,495,614	628,186	408,498
Cost of revenues	1(c)	(962,606)	(766,686)	(481,857)

Gross profit (loss)		533,008	(138,500)	(73,359)

Operating Expenses:
Research and development		(2,150)	(5,665)	(3,899)
Selling, general and administrative		(105,476)	(89,894)	(84,493)
Other operating expenses	1(b) & 2(f)	(3,198)	(33,465)	(70,661)
Impairment losses of property, plant and equipment		—	—	(992,620)
Loss on disposal of property, plant and equipment		(139)	(68)	(3,306)
Change in fair value of contingent consideration liability	18	—	—	(2,868)

Total operating expenses		(110,963)	(129,092)	(1,157,847)

Other operating income	15	—	—	103,780

Income (loss) from operations		422,045	(267,592)	(1,127,426)

Other income (expense):
Interest income		32,756	2,407	1,432
Interest expense		(73)	—	(720)
Foreign currency exchange losses, net	1(c)	(99,789)	(90)	(159)
Other income (expense), net	2(r)	(4,236)	(711)	2,862

Earnings (loss) before income tax expense		350,703	(265,986)	(1,124,011)
Income tax benefit (expense)	13	(81,693)	(17,523)	17,746

Net income (loss)		269,010	(283,509)	(1,106,265)
Less: Net income attributable to non-controlling interest		—	—	(2,750)

Net income (loss) attributable to the Company		269,010	(283,509)	(1,109,015)

Basic and diluted earnings (loss) per ordinary share	16	1.61	(1.70)	(6.68)

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of RMB, except number of shares)

	Note	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated Deficit)	Treasury Stock, at cost	Total Gushan Environmental Energy Limited Shareholders’ Equity	Non- Controlling Interest	Total Shareholders’ Equity	Comprehensive Income (loss) Attributable to the Company	Comprehensive Income (loss) Attributable to the Non- controlling Interest	Total comprehensive Total Income (Loss)
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008		166,831,943	1	1,436,862	(4,412)	748,850	—	2,181,301	—	2,181,301
Net income		—	—	—	—	269,010	—	269,010	—	269,010	269,010	—	269,010
Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(42,947)	—	—	(42,947)	—	(42,947)	(42,947)	—	(42,947)

Comprehensive income											226,063	—	226,063

Share-based compensation	14	—	—	38,807	—	—	—	38,807	—	38,807
Dividend declared and paid		—	—	—	—	(68,401)	—	(68,401)	—	(68,401)

Balance as of December 31, 2008		166,831,943	1	1,475,669	(47,359)	949,459	—	2,377,770	—	2,377,770

Net loss		—	—	—	—	(283,509)	—	(283,509)	—	(283,509)	(283,509)	—	(283,509)
Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(397)	—	—	(397)	—	(397)	(397)	—	(397)

Comprehensive loss											(283,906)	—	(283,906)

Share-based compensation	14	—	—	29,692	—	—	—	29,692	—	29,692
Dividend declared and paid		—	—	—	—	(26,693)	—	(26,693)	—	(26,693)

Balance as of December 31, 2009		166,831,943	1	1,505,361	(47,756)	639,257	—	2,096,863	—	2,096,863

Net loss		—	—	—	—	(1,109,015)	—	(1,109,015)	2,750	(1,106,265)	(1,106,265)	(2,750)	(1,109,015)
Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(11,403)	—	—	(11,403)	—	(11,403)	(11,403)	—	(11,403)

Comprehensive loss											(1,117,668)	(2,750)	(1,120,418)

Purchase of treasury stock		—	—	—	—	—	(32,972)	(32,972)	—	(32,972)
Share-based compensation	14	—	—	22,431	—	—	—	22,431	—	22,431
Issuance of 6,000,000 ordinary shares in connection with acquisition of subsidiary	18	6,000,000	1	19,243	—	—	—	19,244	—	19,244
Issuance of 18,000,000 ordinary shares placed in escrow in connection with acquisition of subsidiary		18,000,000	—	—	—	—	—	—	—	—
Fair value of non controlling interest in connection with acquisition of subsidiary		—	—	—	—	—	—	—	14,015	14,015

Balance as of December 31, 2010		190,831,943	2	1,547,035	(59,159)	(469,758)	(32,972)	985,148	16,765	1,001,913

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB, except number of shares)

		Year ended December 31,
	Note	2008	2009	2010
		RMB	RMB	RMB
Cash flows from operating activities
Net income (loss)		269,010	(283,509)	(1,106,265)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation		38,807	29,692	22,431
Depreciation		77,729	126,359	116,190
Land use rights expense		1,286	1,396	1,477
Impairment loss of property, plant and equipment		—	—	992,620
Loss on disposal of property, plant and equipment		139	68	3,306
Foreign currency exchange loss, net		99,789	90	159
Deferred tax expense		16,123	6,296	(22,067)
Inventory write-downs		—	3,818	1,887
Provision for doubtful debts		—	—	47
Change in fair value of contingent consideration liability		—	—	2,868

Changes in assets and liabilities, net of effects of acquisition
Accounts receivable		18,184	10,512	16,329
Bills receivable		—	—	(9,550)
Inventories		(27,666)	22,010	(108,916)
Prepaid expenses and other current assets		2,056	(16,079)	(23,631)
Income tax receivable		(13,501)	10,394	2,433
Accounts payable		2,569	(2,765)	72,636
Accrued expenses and other payables		6,186	(5,052)	2,739
Income tax payable		456	(7,476)	1,988
Provision for consumption tax		—	103,780	(103,780)
Other non-current liabilities		16,132	6,455	(3,955)
Other assets		590	(5,460)	10,824

Net cash provided by (used in) operating activities		507,889	529	(130,230)

Cash flows from investing activities
Payment for property, plant and equipment		(662,658)	(349,470)	(169,761)
Payments for land use rights		(36,276)	(15,973)	(598)
Proceeds from disposal of property, plant and equipment		—	30	36,859
Payment for acquisition of a subsidiary (net of cash RMB3,032 acquired)		—	—	2,874

Net cash used in investing activities		(698,934)	(365,413)	(130,626)

Cash flows from financing activities
Purchase of treasury stock		—	—	(32,972)
Dividends paid		(68,401)	(26,693)	—
Proceeds from bank loans		—	—	10,000
Payment for Initial Public Offering costs		(14,780)	—	—
Repayment of advances received from directors of a subsidiary		—	—	(3,291)

Net cash used in financing activities		(83,181)	(26,693)	(26,263)

Effect of foreign exchange rate changes on cash		(143,281)	(463)	(11,247)

Decrease in cash		(417,507)	(392,040)	(298,366)
Cash at beginning of year		1,380,735	963,228	571,188

Cash at end of year		963,228	571,188	272,822

Supplemental cash flow and non-cash flow information
Income taxes refund (paid)		(78,552)	(8,301)	100
Interest paid		(73)	—	(720)
Non-cash investing and financing transactions:
Issuance of 6,000,000 new ordinary shares in connection with the acquisition of a subsidiary		—	—	19,244
Issuance of 18,000,000 contingent consideration shares into escrow and payable to the selling shareholder of a subsidiary	6	—	—	17,509
Accounts payable for property, plant and equipment		59,376	(33,443)	(33,708)
Receivable from disposal of property, plant and equipment		—	—	(1,130)

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of biodiesel and biodiesel by-products in the People’s Republic of China (the “PRC”). The Group has seven production facilities located in the Sichuan, Hebei, Fujian and Hunan provinces, and in Beijing, Shanghai and Chongqing. The Group’s biodiesel product is typically sold as a refined oil product which is blended by its customers with diesel fuel to power diesel engines and vehicles or sold as a raw material named fatty acid methyl ester used to produce chemical products. The Group’s biodiesel by-products include glycerine, plant asphalt, erucic acid and erucic amide. As of December 31, 2010, the Company’s Hebei and Beijing production facilities were in operation, while its other biodiesel production facilities were suspended (see note 5). On November 3, 2010, the Company acquired 67% beneficial ownership interest in Mianyang Jin Xin Copper Company Ltd. (“Jin Xin”), a company that manufactures copper rods, copper wires and copper granules from recycled copper. Jin Xin has one plant in Sichuan. The results of Jin Xin’s operation have been included in the consolidated financial statements since November 3, 2010.

As of December 31, 2010, the Company’s major subsidiaries consist of the following entities:

Subsidiary Name	Nature of operations	Percentage of ownership
Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Handan Gushan Bio-sources Energy Co., Ltd. (“Handan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”)	Production of biodiesel and biodiesel by-products	100%

Beijing Gushan Bio-sources Energy Co., Ltd. (“Beijing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Shanghai Gushan Bio-Energy Technologies Co., Ltd. (“Shanghai Gushan”)	Production of biodiesel and biodiesel by-products	100%

Chongqing Gushan Bio-Sources Energy Co., Ltd. (“Chongqing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Gushan (China) Biomass Energy Technology Co., Ltd. (“Biomass”)	Research and development	100%

Mianyang Jin Xin Copper Company Ltd.	Production of copper rods, copper wires and copper granules from recycled copper	67%

Gushan’s ordinary shares are traded in the form of American Depositary Shares (“ADS”) on the New York Stock Exchange. On November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares, changed from one ADS representing two ordinary shares to one ADS representing ten ordinary shares.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

(b) Basis of Presentation

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

Certain amounts in the consolidated statements of operations for the years ended December 31, 2008 and 2009 have been reclassified to conform with current year’s presentation. Renminbi (“RMB”) RMB3,198 previously included in selling, general and administrative expenses (related to depreciation of Beijing Gushan during the Olympic Games) were reclassified to “other operating expenses”. RMB139 and RMB68 previously included in other income (expense) for the year ended December 31, 2008 and 2009, respectively, were reclassified to “loss on disposal of property, plant and equipment”.

(c) Significant Concentrations and Risks

Customer concentration

All of the Group’s customers are located in the PRC. No individual customers accounted for more than 10% of the Group’s revenues in the years ended December 31, 2008 and 2009. Sales to one customer of RMB40,782 accounted for 10% of total sales for the year ended December 31, 2010.

One customer accounted for all bills receivable as of December 31, 2010. Individual customers accounting for more than 10% of the Group’s accounts receivable are as follows:

	December 31,
	2009		2010
	RMB	%	RMB	%
Customer A	—	—	11,361	23%
Customer B	—	—	5,563	12%
Customer C	—	—	5,238	11%
Customer D	734	30%	635	1%
Customer E	644	27%	—	—
Customer F	424	18%	—	—
Customer G	346	14%	618	1%

Total	2,148	89%	23,415	48%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1    PRINCIPAL ACTIVITIES, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

Supplier concentration

All of the Group’s suppliers are located in the PRC. Purchases from individual suppliers accounting for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	%
Supplier A	—	—	—	—	206,570	43%
Supplier B	—	—	—	—	86,022	18%
Supplier C	43,544	5%	73,723	10%	80,226	17%
Supplier D	98,109	10%	38,376	5%	4,629	1%

Total	141,653	15%	112,099	15%	377,447	79%

Cash concentration

The Group’s cash balance includes the following:

	December 31,
	2009	2010
	RMB	RMB
Deposited in financial institutions in the PRC
Denominated in RMB	158,201	15,924
Denominated in HKD	24,989	32,770
Denominated in USD	2,547	10,756

Total cash in financial institutions in the PRC	185,737	59,450
Deposited in financial institutions in Hong Kong
Denominated in HKD	871	800
Denominated in USD	384,503	212,456

Total cash in financial institutions in HK	385,374	213,256

Cash at financial institutions	571,111	272,706
Cash on hand	77	116

Total Cash	571,188	272,822

Management believes that the financial institutions in which cash balances are held are of high credit quality. The United State Dollars (“USD”) and Hong Kong Dollars (“HKD”) cash deposits held by subsidiaries in the PRC exposes the Group to losses from the appreciation of the RMB relative to USD. During the year ended December 31, 2010 and 2009, the Group held cash denominated in RMB, USD and HKD only. During the year ended December 31, 2008, the Group also held cash denominated in Euro and New Zealand dollars and incurred exchange losses of RMB99,789 principally as a result of the depreciation of the Euro and New Zealand dollars against the USD.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. An investment in a subsidiary is consolidated into the consolidated financial statements from the date the control commences. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity not held by the Company is shown as non-controlling interest. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company has no involvement with variable interest entities.

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property, plant and equipment, goodwill, the realizability of inventories, the collectability of accounts receivable, the realizability of deferred tax assets, the fair value of share-based compensation and contingent consideration. Actual results could differ from those estimates.

(c) Foreign Currency Transactions

The accompanying consolidated financial statements have been expressed in RMB. The functional currency of the Company is the U.S. dollar, whereas the functional currency of the Company’s PRC subsidiaries is the RMB since the RMB is the currency of the PRC, the primary economic environment in which these subsidiaries operate. Transactions denominated in currencies other than the functional currency are converted into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in foreign currency exchange losses in the consolidated statements of operations.

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at the balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB, at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive losses within shareholders’ equity.

Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

(d) Accounts Receivable

Accounts receivable are recorded at invoiced amount and do not bear interest. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of the balances. In evaluating the collectability of an accounts receivable balance, the Group considers various factors,

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

including the age of the balance, the customer’s historical payment history and current credit-worthiness, and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

For the year ended December 31, 2010, a provision for doubtful accounts receivable of RMB47 was made and subsequently charged off against the allowance as the recovery was considered remote as of December 31, 2010. There were no provisions for or write-offs of doubtful debt during the years ended December 31, 2008 or 2009.

(e) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an allocation of manufacturing overhead based on normal operating capacity.

(f) Long-lived Assets

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation and impairment. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income or loss is credited or charged for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements or betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Buildings	10 to 50 years
Plant and machinery	5 to 10 years
Furniture and fixtures	3 to 10 years
Motor vehicles	4 to 10 years

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed as cost of revenues when the inventory is sold. Costs incurred in the construction of property, plant and equipment, including an allocation of interest costs incurred, are capitalized and transferred out of construction-in-progress and into their respective asset category when the assets are ready for their intended use, at which time depreciation commences. Depreciation of the related property, plant and equipment during the periods in which the Group suspends production or defers the commencement of production due to reasons other than ordinary maintenance and repairs and regular holidays, is charged to expense and recorded in “other operating expenses”.

Impairment of long-lived assets

Long-lived assets, consisting of property, plant and equipment and land use rights are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future undiscounted cash flows expected to be generated by the asset. If the

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Reversal of previously recognized impairment charge is prohibited. Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

(g) Land Use Rights

Land use rights represent the exclusive right to the use of land during a specific contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights or the remaining period of the rights upon acquisition. As of December 31, 2009 and 2010, land use rights of RMB1,462 and RMB1,536 respectively, expected to be charged to expense within one year from the balance sheet date have been included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Land use rights as of December 31, 2010, include RMB23,529 for down payment of the land use rights located in Beijing and Sichuan for which the land use right certificates have not been issued to the Group by the relevant PRC authority.

(h) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Group performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the year ended December 31, 2010.

(i) Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, the price is fixed or determinable, and collectability is reasonably assured. When products are delivered to the customers’ facilities or the customers take delivery at the Group’s facilities and the products are accepted by the customers, the customers are considered to have taken ownership and assumed the risk of loss of the products at this point of time. Customer acceptance is evidenced by signed delivery notes. In the PRC, value added tax (VAT) at a rate of 17% on the invoice amount is collected on behalf of tax authorities. Revenue is stated net of VAT. VAT collected from customers is offset against VAT paid for purchases, with the net amount recorded as a liability in the consolidated balance sheets until paid.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Share-based Payments

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the number of share options that are forfeited prior to vesting. If an award is cancelled without accompanied by the concurrent grant of a replacement award, any previously recognized compensation cost is not reversed and any previously measured but unrecognized cost is fully recognized at the cancellation date.

(k) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 22% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided. For the years ended December 31, 2008, 2009, and 2010, contributions to the defined contribution plans were RMB1,662, RMB1,844 and RMB1,565, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(l) Deferred rebate income

The Group entered into contract with a bank for ADS depository service of 8 years (the “Service Contract”). In order to secure the customer relationship, the bank provides rebates to the Group which is refundable to the extent of an early termination of the Service Contract by the Group. The Group recognized revenue from deferred rebate income over the contract term. For the years ended December 31, 2008, 2009 and 2010, the Group received rebates of RMB25,714, RMB6,261 and nil respectively, of which revenue of RMB2,289, RMB5,743 and RMB3,955 was recognized for the years ended December 31, 2008, 2009 and 2010.

(m) Research and Development Costs

Research and development costs are expensed as incurred.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that the change in tax rates or tax law is enacted.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of operations.

(o) Earnings (loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to shareholders of Gushan by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed by dividing adjusted net income (loss) attributable to shareholders of Gushan by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method) and the ordinary shares issuable upon settlement of the contingent consideration liability in respect of the acquisition of Jin Xin. Ordinary equivalent shares in the diluted earnings (loss) per share computation are excluded to the extent that their effect is anti-dilutive.

(p) Segment Reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decision, allocating resources and assessing performance. The Group’s chief operating decision maker is the chief executive officer of the Group. Prior to the acquisition of Jin Xin in November 2010, the Group had one operating segment. Since the acquisition of Jin Xin, the Group has two operating segments (i) biodiesel business and (ii) copper business.

The Group generates all revenues from customers in the PRC and the Group’s tangible long-lived assets are substantially located in the PRC. Consequently, no geographic information is presented.

(q) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of the business that cover a wide range of matters, including among others, product and environmental liability and tax matters. In accordance with FASB ASC 450, Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(r) Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2008, 2009 and 2010, grants received, which are included in other income, were RMB105, RMB239 and RMB3,959, respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s) Operating leases

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

(t) Fair value measurement

The Group applies the provisions of FASB ASC Subtopic 820-10, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. FASB ASC Subtopic 820-10 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

FASB ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

FASB ASC Subtopic 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. FASB ASC Subtopic 820-10 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(u) Recently Issued Accounting Standards

FASB ASU 2010-28

In December 2010, the FASB issued ASU No. 2010-28, “Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts,” (a consensus of the Emerging Issues Task Force) which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determining whether it is more likely than not that a goodwill impairment exists, consideration should be given to whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments are effective for fiscal years beginning after December 15, 2010. Upon adoption of the amendments, assessment should be made of the reporting units with carrying amounts that are zero or negative to determine whether it is more likely than not that the reporting units’ goodwill is impaired. If it is determined that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the Step 2 of the goodwill impairment test should be performed for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The Group expects the adoption of ASU No. 2010-28 will not have an impact on the Group’s financial position, results of operations or cash flows.

3    INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Raw materials	20,791	134,354
Work in progress	1,279	1,049
Finished goods	11,348	40,620

Total inventories	33,418	176,023

4    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Other receivables	1,080	4,160
Prepayments and deposits	8,380	8,845
Current portion of land use rights	1,462	1,536
VAT receivables	15,489	39,165

Total prepaid expenses and other current assets	26,411	53,706

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Buildings	205,337	92,981
Furniture and fixtures	4,229	3,624
Machinery	1,504,108	545,844
Motor vehicles	8,750	9,542
Construction in progress	214,880	301,279

Total property, plant and equipment	1,937,304	953, 270
Less: accumulated depreciation	(296,208)	(289,324)

Total property, plant and equipment, net	1,641,096	663,946

The Company recognized impairment losses of RMB992,620 on certain property, plant and equipment in 2010. Impairment losses of RMB992,620 included an impairment loss of RMB41,669 on property, plant and equipment in connection with the relocation of production facilities of Sichuan Gushan and an impairment loss of RMB950,951 on production facilities of the Company’s PRC subsidiaries.

Sichuan Gushan had relocated the production lines of its old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. In preparing for the relocation, Sichuan Gushan suspended production beginning on August 1, 2010. Pursuant to the agreement signed between Sichuan Gushan and the Economic and Commerce Bureau of San Tai County, Sichuan (“San Tai ECB”), San Tai ECB agreed to pay Sichuan Gushan RMB38,800 as compensation for its losses in disposing of certain machinery and equipment that cannot fit into the new plant, relocation expenses, and losses for returning land rights to the municipal government of San Tai County. Furthermore, Sichuan Gushan was responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these costs and expenses were estimated to be approximately RMB80,469. Accordingly, Sichuan Gushan recognized an impairment loss of RMB41,669 on property, plant and equipment. The relocation of Sichuan Gushan’s property, plant and equipment was completed by December 31, 2010. Upon the relocation, an additional loss on disposal of property, plant and equipment of RMB3,303 was recognized.

As of September 30, 2010, due to a series of adverse changes in the operating environment, in particular, the consumption tax was unresolved and the continually increased cost of raw materials, the overall production and sales volume of the Group’s biodiesel and biodiesel by-products deceased. An impairment loss of RMB950,951 was made on the production facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the production facilities discounted at the weighted average cost of capital at a range of 15.88% to 17.88%.

The adjusted carrying amount of the production facilities after the impairment losses becomes the new cost basis and such new basis shall be depreciated over the remaining useful life of the asset.

The Group does not have the property ownership certificates for certain of its buildings in Fujian, Sichuan, Beijing, Shanghai and Hunan. As of December 31, 2010, the net book value of these buildings amounted to approximately RMB47,675. As of December 31, 2010, the application to obtain these property ownership certificates is still in process.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5    PROPERTY, PLANT AND EQUIPMENT (Continued)

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	71,570	88,698	49,959
Research and development	—	2,209	2,489
Selling, general and administrative	3,161	3,192	3,008
Other operating expenses	2,998	32,260	60,734

Total depreciation expense	77,729	126,359	116,190

6    ACQUISITION OF A SUBSIDIARY

On November 3, 2010, the Company acquired 67% beneficial ownership interest in Jin Xin to diversify its business in the environmental sector. The results of Jin Xin’s operations have been included in the consolidated financial statements since that date. Jin Xin manufactures copper rods, copper wires and copper granules from recycled copper.

The consideration to be paid for the acquisition principally consists of the issuance of up to 24,000,000 ordinary shares of the Company (“Consideration Shares”) to the selling shareholder.

The Consideration Shares are subject to an earn-out arrangement whereby 6,000,000 shares were issued to the selling shareholder at the closing of the acquisition, while the remaining 18,000,000 ordinary shares are placed into escrow (“Contingent Consideration Shares”). The Contingent Consideration Shares are to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the cumulative U.S. GAAP net income of Jin Xin for the three-year period ending December 31, 2012. Under the earn-out arrangement, a maximum of 6,000,000 Contingent Consideration Shares are to be released to the selling shareholder, if Jin Xin achieves net income of RMB30,000 or more for the year ended December 31, 2010. The remaining Contingent Consideration Shares are to be released to selling shareholder, if Jin Xin achieves a cumulative net income of RMB190,000 or more during the three-year period ended December 31, 2012. Based on the formula as set out in the purchase agreement in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, the selling shareholder is required to return to the Company, all of the Consideration Shares received in connection with the acquisition (or the selling shareholder has an option to pay in cash an amount equal to the number of Consideration Shares received in connection with the acquisition times US1.00 per share) plus pay US$4.5 million in cash to the Company.

The operating results of Jin Xin have been included in the consolidated financial statements since the acquisition date on November 3, 2010. The transaction costs of the acquisition were not material, and have been recorded in selling, general and administrative expenses.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6    ACQUISITION OF A SUBSIDIARY (Continued)

The following table summarizes the consideration of the acquisition of Jin Xin and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

	As of November 3, 2010	Useful life
	RMB
Consideration:
Cash	158
Fair value of ordinary shares issued	19,244
Fair value of contingent consideration liability at acquisition date	17,509

Fair value of total consideration transferred	36,911

Cash	3,032
Inventories	35,576
Accounts receivable	62,568
Other current assets	4,969

Total current assets	106,145

Property, plant and equipment
Buildings	15,716	20 years
Plant and machinery	12,802	10 years
Office equipment	578	3-10 years
Motor vehicles	2,553	4 years
Construction in progress	3,960

Total property, plant and equipment	35,609
Land use right	5,138	50 years
Short term bank loans	(50,000)
Amounts due to related parties	(34,000)
Accounts payable for property, plant and equipment	(5,947)
Accrued expenses and other payables	(8,462)
Other current liabilities	(13,638)
Non-current liabilities	(2,593)

Total identifiable net assets assumed	32,252

Non-controlling interest	(14,015)

Goodwill	18,674

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6    ACQUISITION OF A SUBSIDIARY (Continued)

Unaudited supplemental pro forma financial information

The following unaudited supplemental pro forma financial information represents the consolidated results of operations of the Group as if the acquisition of Jin Xin had occurred as of the beginning of January 1, 2010 and 2009. The unaudited supplemental pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of January 2009. In addition, the unaudited supplemental pro forma financial information does not attempt to project the Group’s future results of operations after the acquisition.

	(Unaudited)
	December 31,
	2009	2010
	RMB	RMB
Revenues	631,211	915,122
Net loss attributable to the Gushan Environmental Energy Limited	(283,835)	(1,093,780)
Net loss per ordinary share attributable to Gushan Environmental Energy Limited
Basic	(1.70)	(6.59)
Diluted	(1.70)	(6.59)

7    GOODWILL

The goodwill of RMB18,674 arising from the acquisition of Jin Xin is mainly for the benefits of entering into the recycled copper environmental sector of the PRC. All of the goodwill is allocated to the copper product segment and is not deductible for tax purpose. The Group performed its annual goodwill impairment test as of December 31, 2010. The copper product reporting unit did not fall step one of the goodwill impairment test.

The changes in the carrying amount of goodwill for the year ended December 31, 2010 is as follows:

December 31,
2010
RMB
Goodwill as of January 1	—
Goodwill acquired during the year	18,674

Goodwill as of December 31	18,674

8    SEGMENT INFORMATION

The Group’s operating segments coincide with the types of products sold and are consistent with the reporting structure of the Group’s internal organization. The Group is engaged in manufacturing and sale of biodiesel products and copper products. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the results of each of the two operating segments when making decisions about allocating resources and assessing performance of the Group. There are no inter-segment revenue transactions and, therefore, revenues are only to external customers. The Group has determined that it has two reporting segments, which are biodiesel business and copper business. All of the Group’s operations and customers are located in the PRC, as such, no geographic information is presented. The Group was solely engaged in the manufacturing and sale of biodiesel products during the years ended December 31, 2008 and 2009.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

8    SEGMENT INFORMATION (Continued)

The following table presents selected financial information relating to the Group’s segments in 2010:

	Biodiesel	Copper	Total
	RMB	RMB	RMB
Revenue from external customers	203,439	205,059	408,498
Segment gross (loss) profit—(note a)	(86,172)	13,362	(72,810)
Interest income—(note c)	389	6	395
Interest expense	—	720	720
Depreciation and amortization—(note d)	116,857	377	117,234
Impairment loss on property, plant and equipment	992,620	—	992,620
Loss on disposal of property, plant and equipment	3,306	—	3,306
Income tax (expense) benefit—(note e)	22,878	(3,952)	18,926
Segment net income (loss)—(note a)	(1,066,879)	8,321	(1,058,558)
Segment total assets—(note b)	783,975	315,204	1,099,179
Segment liabilities—(note b)	91,102	195,765	286,867
Capital expenditures, including payments for land use rights	146,815	23,544	170,359

(a)	Reconciliation of segment net loss to consolidated gross loss and net loss

	Gross loss	Net loss
	RMB	RMB
Segment loss	(72,810)	(1,058,558)
Share-based compensation	(549)	(22,431)
Change in fair value of contingent consideration liability	—	(2,868)
Unallocated amounts	—	(22,408)

Consolidated gross loss and net loss	(73,359)	(1,106,265)

(b)	Reconciliation of segment total assets and total liabilities to consolidated total assets and total liabilities

	Total assets	Total liabilities
	RMB	RMB
Segment assets and liabilities	1,099,179	286,867
Unallocated amounts	239,471	49,870

Consolidated assets and liabilities	1,338,650	336,737

(c)	Reconciliation of segment interest income to consolidated interest income

Interest income
RMB
Segment interest income	395
Unallocated amounts	1,037

Consolidated interest income	1,432

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

8    SEGMENT INFORMATION (Continued)

(d)	Reconciliation of segment total depreciation and amortization to consolidated depreciation and amortization

Total depreciation and amortization
RMB
Segment depreciation and amortization	117,234
Unallocated amounts	433

Consolidated depreciation and amortization, including land use rights expense	117,667

(e)	Reconciliation of segment income tax benefit to consolidated income tax (expense) benefit

Total income tax expense (benefit)
RMB
Segment income tax benefit	(18,926)
Unallocated amounts	1,180

Consolidated income tax benefit	(17,746)

9    SHORT TERM BANK LOANS

As of December 31, 2010, the Group has a short-term bank loan of RMB20,000 that bears a fixed annual interest rate of 6.43% and is due on April 14, 2011. This loan is secured by the inventory of the Group with an original carrying amount of approximately RMB40,000 as of December 31, 2010.

As of December 31, 2010, the Group has a short-term bank loan of RMB20,000 that bears a fixed annual interest rate of 5.56% and is due on October 8, 2011. This loan is secured by the inventory of the Company with an original carrying amount of approximately RMB47,401 as of December 31, 2010.

As of December 31, 2010, the Group has a short-term bank loan of RMB10,000 that bears a fixed annual interest rate of 5.84% and is due on July 25, 2011. This loan is guaranteed by a guarantee company. Guarantee fees were charged at RMB200. In respect of the guarantee for the short-term bank loan as of December 31, 2010, the Group collateralized its land use right, property, plant and equipment, motor vehicles and pledged deposits with an original carrying amount of approximately RMB27,967, RMB5,226 and RMB2,000 as of December 31, 2010 respectively, to obtain the guarantee from the guarantee company

As of December 31, 2010, the Group has three short term bank loans totaling RMB10,000 each bearing a fixed annual interest rate of 5.1% and is due on April 27, 2011.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

10    ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2009	2010
	RMB	RMB
Accrued payroll and welfare	22,686	26,236
Other taxes payable	8,083	10,393
Contingent consideration liability, current (note 18)	—	6,792
Accrued professional fees	5,432	7,542
Deferred rebate income, current (note 2(l))	3,997	3,863
Other payables and accrued expenses	3,557	6,248

Total accrued expenses and other payables	43,755	61,074

Other payables and accrued expenses mainly represented amounts payable for miscellaneous expenses.

11    STATUTORY RESERVES

General reserve fund and enterprise expansion fund

According to PRC rules and regulations, the Company’s operating subsidiaries are required to transfer 10% of the net income after tax, as determined in accordance with PRC GAAP, to a general reserve fund and an enterprise expansion fund until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to the reserves must be made before distribution of dividends to shareholders can be made.

For the years ended December 31, 2008, 2009 and 2010, the Company’s operating subsidiaries made appropriation to the general reserve fund and enterprise expansion fund of a total of RMB12,275, Nil and RMB3,774, respectively. The accumulated balance of such reserves maintained at the Company’s operating subsidiaries as of December 2009 and 2010 were RMB68,136 and RMB71,910, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

Staff welfare fund

In addition to general reserve fund and enterprise expansion fund, Handan Gushan is required to provide for staff welfare fund at 5% of its net income, as determined in accordance with PRC GAAP. The staff welfare fund is established for the purpose of providing employee with facilities and other collective benefits to the employees, and it is recognized as an expense and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Other than Handan Gushan, the Company’s operating subsidiaries are not required to transfer a fixed percentage of net income to the staff welfare fund.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

12    REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Biodiesel	1,329,989	581,025	190,988

Biodiesel by-products:
Erucic acid	29,791	2,685	283
Erucic amide	35,009	1,045	—
Glycerine and stearic acid	70,145	24,762	3,535
Plant asphalt	20,351	17,232	8,633
Refined glycerine	10,329	1,437	—

Total biodiesel by-products	165,625	47,161	12,451
Total biodiesel products	1,495,614	628,186	203,439

Copper products	—	—	205,059

Total revenues	1,495,614	628,186	408,498

13    INCOME TAX

The Company and each of its subsidiaries file separate income tax returns.

Cayman Islands

Under the Cayman Islands tax laws, the Company is not subject to tax on income or capital gains.

British Virgin Islands (“BVI”)

Under the BVI tax laws, the Company’s subsidiaries incorporated in the BVI are not subject to tax on income or capital gains. In addition, upon any payments of dividends by the BVI companies, no BVI withholding tax is imposed.

Hong Kong

The Company has five BVI incorporated and three Hong Kong incorporated subsidiaries. The BVI incorporated companies are also considered as Hong Kong tax residents, since they are companies, although not incorporated in Hong Kong, which are nevertheless primarily managed and controlled in Hong Kong. These subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. No provision for Hong Kong Profits Tax was made in the consolidated financial statements as such entities derived no taxable income from Hong Kong for the years ended December 31, 2008, 2009 and 2010. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13    INCOME TAX (Continued)

PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New CIT Law”) which took effect on January 1, 2008. The statutory tax rate under the New CIT is 25%. The New CIT Law and its relevant regulations provide transitional arrangements for certain preferential tax treatments under the prior effective tax rules and regulations. Accordingly, certain PRC subsidiaries of the Company which have not fully utilized their five-year tax holidays are allowed to continue their tax holidays until expiry. Further, one of the PRC subsidiaries which was taxed at a reduced tax rate is entitled to enjoy the transitional rates. The Company’s PRC subsidiaries are subject to the statutory tax rate of 25%, except as described below:

•	Sichuan Gushan and Handan Gushan are subject to income tax at 12.5% for 2008 and 2009, and at 25% from 2010 onwards.

•	Fujian Gushan is subject to income tax at 9%, 10% and 11% for 2008, 2009 and 2010, respectively; at 24% for 2011 and at 25% from 2012 onwards.

•	Beijing Gushan and Shanghai Gushan were exempt from income tax for 2008 and 2009 and are subject to income tax at 12.5% from 2010 to 2012, and at 25% from 2013 onwards.

According to the New CIT Law and its relevant regulations, non-PRC-resident enterprises are levied withholding tax at 10%, unless reduced by tax treaties or similar arrangements, on dividends declared by PRC-resident investees on earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% was applied to the calculation of withholding tax for the year ended December 31, 2008.

On October 27, 2009, the State Administration of Taxation issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”). Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner”. Pursuant to Circular 601, a beneficial owner under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009 and 2010.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13    INCOME TAX (Continued)

The components of earnings (loss) before income tax expense are as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
PRC	476,349	(213,751)	(1,069,415)
Non-PRC	(125,646)	(52,235)	(54,596)

Earnings (loss) before income tax expense	350,703	(265,986)	(1,124,011)

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current tax expense
—PRC	60,088	7,097	4,321
—Non-PRC	5,482	4,130	—

	65,570	11,227	4,321

Deferred tax expense (benefit)
—PRC	20,920	8,716	(23,247)
—Non-PRC	(4,797)	(2,420)	1,180

	16,123	6,296	(22,067)

Total income tax expense (benefit)	81,693	17,523	(17,746)

Income tax expense (benefit) reported in the consolidated statements of operations differs from the amounts computed by applying the PRC income tax rate of 25% to earnings (loss) before income tax expense as a result of the following:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Computed “expected” income tax expense (benefit) at applicable tax rate	87,676	(66,497)	(281,003)
Non-PRC entities not subject to domestic income tax	30,237	14,175	13,649
PRC tax rate differential	(19,100)	(2,054)	26
Non-deductible expenses	24,429	9,072	2,048
Change in valuation allowance	3,748	51,099	268,920
PRC dividend withholding tax	21,951	7,685	(22,463)
US withholding tax on other income	685	1,710	1,180
Change in unrecognized tax benefits	5,500	4,707	173
Non-taxable income	(89)	—	(192)
Effect of tax holiday (note a)	(73,344)	(2,374)	—
Other	—	—	(84)

Actual income tax expense (benefit)	81,693	17,523	(17,746)

(a)	Basic and diluted earnings (loss) per share effect of tax holiday for the years ended December 31, 2008, 2009 and 2010 were RMB0.44, RMB0.01 and Nil, respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13    INCOME TAX (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2009	2010
	RMB	RMB
Deferred tax assets:
Tax loss carry forwards	18,059	67,374
Property, plant and equipment	7,289	258,452
Provision for consumption tax	25,945	—
Inventory written down	954	1,426
Pre-operating expenses	966	208
US withholding tax on other income	7,154	5,762
Other	1,923	7,132

Total deferred tax assets	62,290	340,354
Less: valuation allowance	(55,136)	(324,056)

Net deferred tax assets	7,154	16,298

Deferred tax liabilities:
Government grants	—	(9,250)
PRC dividend withholding tax	(29,636)	(9,766)

Total deferred tax liabilities	(29,636)	(19,016)

Net deferred tax liabilities	(22,482)	(2,718)

Classification on consolidated balance sheets:
Deferred tax assets:
Current	1,192	2,439
Non-current	5,962	4,609
Deferred tax liabilities:
Non-current portion	(29,636)	(9,766)

The increase in the valuation allowance during the years ended December 31, 2008, 2009 and 2010 were RMB3,748, RMB51,099 and RMB268,920, respectively. The increase for 2010 was mainly due to increase in deferred tax assets on impairment loss of property, plant and equipment which was provided in view of the continued losses sustained by the Group’s biodiesel business for 2009 and 2010.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s PRC subsidiaries that are engaged in the biodiesel business sustained losses for 2009 and 2010. Based upon an assessment of the level of historical taxable income and projection for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided full valuation allowances against all of the deferred tax assets of its PRC subsidiaries that are engaged in the biodiesel business. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management believes it is more likely than not that the Group will realize the benefits of its deferred tax assets net of the valuation allowance as of December 31, 2009 and 2010.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13    INCOME TAX (Continued)

At December 31, 2010, the Company had tax loss carry-forwards of RMB269,495, that are available to offset future PRC taxable income. Tax loss of RMB73,237 and RMB196,258, will expire in 2014 and 2015, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	RMB	RMB	RMB
Balance at January 1	—	5,500	9,974
Additions based on tax positions related to the current year	2,500	4,474	—
Additions for tax positions of prior years	3,000	—	214
Reductions for tax positions of prior years	—	—	(832)

Balance at December 31	5,500	9,974	9,356

Included in the balance of unrecognized tax benefits as of December 31, 2010 are potential benefits of RMB9,356 that, if recognized, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. During the year, the Company had an increase of RMB214 to its current year unrecognized tax benefits and a reduction for unrecognized tax benefits relating to prior years of RMB832 which both resulted from provision to return differences to reflect actual positions taken on the 2009 tax returns. No interest and penalty expenses were recorded as of January 1, 2008 and for the year ended December 31, 2008. Interest of RMB233 and RMB173 were recognized and included in non-current tax payable in respect of the uncertain tax position for the years ended December 31, 2009 and 2010, respectively. No penalty was recorded for the years ended December 31, 2008, 2009 and 2010.

The Company and its subsidiaries mainly file income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is less than RMB100. The statute of limitations will be extended to five years if the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2004 are open to examination by the PRC state and local tax authorities. The income tax returns of the Company’s subsidiaries which are Hong Kong tax residents are open to audit for the tax years beginning from 2005 by the Hong Kong tax authorities.

The Company revised its deferred tax assets breakdowns as of December 31, 2009, to conform with the 2010 presentation. This revision had no impact on any line items within the consolidated balance sheets as of December 31, 2010 and 2009, nor the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), or cash flows for each of the years in the three-year period ended December 31, 2010.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    SHARE-BASED COMPENSATION

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

On September 21, 2007, the Group entered into a new service agreement with the executive which replaced a former service agreement, pursuant to which the Group replaced the previously granted options with the new options to acquire 1,094,656 ordinary shares of the Company. The options fully vest at the earlier of 180 days after the date of the initial public offering or over a three year period commencing July 6, 2006, which is the grant date of the former options under the former service agreement. Other than the vesting conditions of the options, all other terms of the new service agreement are the same as the former service agreement. There was no difference between the fair value of the new option and that of the old option immediately prior to the modification of vesting terms. The unamortized share-based compensation as of the date of the modification is recognized over the shorter period of 180 days after the date of the initial public offering.

The Company determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date on September 21, 2007 was approximately US$2.26 (RMB18.15) per share. The amount of share-based compensation expense recognized for the options was RMB3,784, Nil and Nil respectively for the years ended December 31, 2008, 2009 and 2010.

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

Pursuant to the Share Option Scheme approved on November 9, 2007, the Company granted share options for the purchase of an aggregate of 867,527 ordinary shares to the directors and officers on December 18, 2007. The exercise price is US$4.80 per ordinary share (equivalent to US$48.00 per ADS). The options vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.13 (RMB15.71) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB7,805, RMB3,888 and RMB1,628 respectively for the years ended December 31, 2008, 2009 and 2010. The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since the Company did not have a sufficient trading history for valuation purpose at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The Company did not have any plan to declare dividends as of the date of grant on December 18, 2007. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB153 was recognized in consolidated statements of operations upon the cancellation.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    SHARE-BASED COMPENSATION (Continued)

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to the 65 officers and employees on March 25, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.67 (RMB18.79) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB23,274, RMB8,467 and RMB6,304 respectively for the years ended December 31, 2008, 2009 and 2010. The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 0.83% was used as an assumption. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB1,506 was recognized in consolidated statements of operations upon the cancellation.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 1,276,000 ordinary shares to 27 individuals, including officers and employees and one director of the Company on September 1, 2008. The exercise price is US$5.30 per ordinary share (equivalent to US$53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$2.41 (RMB16.49) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB3,944, RMB9,095 and RMB5,743 respectively for the years ended December 31, 2008, 2009 and 2010. The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 0.97% was used as an assumption. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB1,822 was recognized in statement of operations upon the cancellation.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 4,706,000 ordinary shares to 97 individuals, including officers and employees and directors of the Company on January 22, 2009. The exercise price is US$1.33 per ordinary share (equivalent to US$13.30 per ADS). The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.50 (RMB3.40) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB8,242 and RMB3,109 respectively for the years ended December 31, 2009 and 2010. The expected volatility of 138.94% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 5.22% was used as an assumption.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 5,120,000 ordinary shares to 93 individuals, including officers and employees and directors of the Company

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    SHARE-BASED COMPENSATION (Continued)

on March 16, 2010. The exercise price is US$0.61 per ordinary share (equivalent to US$6.10 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately US$0.37 (RMB2.52) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB5,647 for the year ended December 31, 2010. The expected volatility of 126.59% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 1.93% was used as an assumption.

Summary of assumptions for the valuation of shares options granted based on Binomial Option Pricing Model during the years ended December 31, 2008, 2009 and 2010:

	Option granted in 2008	Option granted in 2009		Option granted in 2010
Expected dividend yield	0.83%-0.97%		5.22%		1.93%
Expected volatility	65.62%-80.26%		138.94%		126.59%
Risk-free interest rate	3.51%-3.83%		2.62%		3.66%
Suboptimal factor	1.5		1.5		1.5
Fair value of underlying ordinary share (per share)	US$5.07 (RMB35.67)- US$5.15 (RMB35.18)	US$	0.99 (RMB6.80)	US$	0.565 (RMB3.86)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14    SHARE-BASED COMPENSATION (Continued)

The option activity during the years ended December 31, 2008, 2009 and 2010 consists of the following:

	Number of options	Weighted average exercise prices (per share)		Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2008	1,962,183	US$	3.2026	9.1 years

Exercisable at January 1, 2008	410,496	US$	1.9367

Granted on March 25, 2008	3,055,000	US$	5.3000
Granted on September 1, 2008	1,276,000	US$	5.3000
Forfeited during 2008	(340,000)	US$	5.3000

Balance as of December 31, 2008	5,953,183	US$	4.6087	9.0 years

Exercisable as of December 31, 2008	1,383,832	US$	2.5350

Granted on January 22, 2009	4,706,000	US$	1.3300
Forfeited during 2009	(2,037,000)	US$	3.2107

Balance as of December 31, 2009	8,622,183	US$	3.1495	8.4 years	Nil

Exercisable as of December 31, 2009	3,893,007	US$	3.0447	8.0 years	Nil

Granted on March 16, 2010	5,120,000	US$	0.6100
Forfeited during 2010	(658,000)	US$	1.6072
Cancelled during 2010	(3,799,527)	US$	5.1858

Balance as of December 31, 2010	9,284,656	US$	1.0250	8.4 years	Nil

Exercisable as of December 31, 2010	3,317,989	US$	1.5302	7.2 years	Nil

The weighted average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was RMB18.11, RMB3.40 and RMB2.52 per share respectively.

Share-based compensations were recorded as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Cost of revenues	1,803	548	549
Research and development	135	353	120
Selling, general and administrative	36,869	28,791	21,762

Total share-based compensation	38,807	29,692	22,431

As of December 31, 2010, the total unrecognized compensation cost related to the share options amounted to approximately RMB7,535 which is expected to be recognized over a weighted average period of 1.48 year. As of December 31, 2010, there were 5,493,194 ordinary shares available for future issuance upon the exercise of future grants under the share option scheme. The Company will use authorized and unissued shares to satisfy share options exercises.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

15    CONSUMPTION TAX

The PRC government introduced regulations in relation to consumption tax to be levied on diesel products which took effect on January 1, 2009. Measures introduced under these regulations include, among others, increases in consumption tax on various refined oil products, including diesel. Pursuant to these regulations, consumption tax on diesel products sold to the refined oil market levied on diesel producers would increase from RMB0.10 per liter to RMB0.80 per liter. Prior to January 1, 2009, biodiesel products, which are produced from animal and vegetable fats and oils, were specifically exempt from consumption tax. The regulations redefined diesel products that are subject to consumption tax and repeal the exemption which were previously applied to biodiesel products. The Company did not pay any consumption tax but made a provision for the consumption tax of RMB103,780 pursuant to the prevailing tax regulations in respect of its sales of biodiesel products for the year ended December 31, 2009.

On December 24, 2010, the Ministry of Finance and the State Administration of Taxation of the PRC issued Caishui 118. According to Caishui 118, the production of pure biodiesel made from animal fats or vegetable oils is exempt from consumption tax in China, subject to fulfillment of certain conditions. Caishui 118 is effective immediately and applies retrospectively to January 1, 2009, such that any consumption tax paid on any such biodiesel since January 1, 2009, will be refunded. The Company expects that biodiesel produced at all of its production facilities will satisfy the conditions set forth by Caishui 118 and therefore will qualify for the exemption. Accordingly, the Company reversed the provision for consumption tax of RMB103,780 and recorded the reversal as other operating income in the statement of operations for the year ended December 31, 2010.

16    EARNINGS (LOSS) PER SHARE

Basic net income attributable to the Company shareholders per ordinary share excludes dilution for potential ordinary share and is computed by dividing net income (loss) attributable to the Company shareholders by the weighted-average number of ordinary shares outstanding. Diluted net income attributable to the Company shareholders per ordinary share reflects the effect of potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary share.

Diluted net income attributable to the Company shareholders per ordinary share is calculated by dividing net income (loss) attributable to the Company shareholders by the sum of the weighted-average number of ordinary shares plus additional shares that would be outstanding if potential dilutive shares had been issued. The components of basic and diluted net income attributable to the Company shareholders per ordinary share are as follows:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Numerator for basic and diluted earnings (loss) per share
Net income (loss) attributable to Gushan Environmental Energy Limited	269,010	(283,509)	(1,109,015)
Denominator
Denominator for basic earnings (loss) per share—weighted average number of ordinary shares outstanding	166,831,943	166,831,943	166,035,117
Share options	579,409	—	—

Denominator for diluted earnings (loss) per share	167,411,352	166,831,943	166,035,117

Basic earnings (loss) per share	1.61	(1.70)	(6.68)

Diluted earnings (loss) per share	1.61	(1.70)	(6.68)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

16    EARNINGS (LOSS) PER SHARE (Continued)

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

The computation of basic loss per share for the year ended December 31, 2010 reflects the effect of the issuance of 6,000,000 ordinary shares for the acquisition of Jin Xin and the repurchase of 10,145,200 ordinary shares as a deduction in calculating the average number of outstanding shares.

The computation of diluted loss per share for the year ended December 31, 2010 did not assume the issuance of the 9,284,656 shares subject to the options granted on July 6, 2006, January 22, 2009 and March 16, 2010 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive. The computation of diluted loss per share for the year ended December 31, 2010 also did not assume the issuance of the 18,000,000 contingently issuable shares because the effect is anti-dilutive and the contingency was not resolved as of December 31, 2010.

17    RELATED PARTY TRANSACTIONS

Jin Xin, a 67% owned subsidiary of the Company, owed RMB34,000 to its directors when the Company acquired Jin Xin in November 2010. Subsequently, Jin Xin repaid RMB3,291 to the directors in November and December, 2010. As of December 31, 2010, the amounts due to related parties were RMB30,709 which were unsecured, interest-free and repayable within one year.

18    FAIR VALUE MEASUREMENT

The carrying amounts of all short term bank loans approximate their fair value because of the short maturity of these instruments.

The fair value of contingent consideration liability is determined to be RMB17,509 at the acquisition date by applying present value technique. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs (see discussion of the fair value hierarchy in note 2(t)). Key assumptions include (a) a discount rate range of 6.10% to 7.38% and (b) a probability adjusted level of the cumulative net income of Jin Xin between nil or below and RMB190,000 or above for the three-year period ending December 31, 2012. Depending on the level of the cumulative net income of Jin Xin for the three-year period ending December 31, 2012, the future possible outcome for the Company under the contingent consideration arrangement is between an issuance of 18,000,000 ordinary shares to the selling shareholders and a return of 6,000,000 ordinary shares plus the receipt of US$4.5 million in cash from the selling shareholder.

As of December 31, 2010, the fair value of contingent consideration liability was determined to be RMB20,377 by applying present value technique. The change in fair value of contingent consideration liability of RMB2,868 was recognized in the consolidated statements of operations, mainly as a result of an increase of market price of the Company’s ordinary shares as of December 31, 2010 compared to the acquisition date, the change in the discount rate range of 6.61% to 7.87% and the passage of time for the discounting. Other assumptions used to develop the original estimate did not change.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

18    FAIR VALUE MEASUREMENT (Continued)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010:

	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Liabilities:
Contingent consideration liability	20,377	—	—	20,377

Represented by:
Non-current portion	13,585
Current portion	6,792

	20,377

As of December 31, 2010, contingent consideration liability of RMB6,792 is expected to be settled within one year.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2, or level 3 for the year ended December 31, 2010. The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the year ended December 31, 2010:

Contingent consideration liability
RMB
Balance at December 31, 2009	—
Initial recognition	17,509
Change in fair value	2,868

Balance at December 31, 2010	20,377

Net loss for the year ended December 31, 2010 included a loss attributable to the change in fair value of contingent consideration liability at December 31, 2010	2,868

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis during the year ended December 31, 2010:

	Year ended December 31,	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)	Total loss
	RMB	RMB	RMB	RMB	RMB
Property, plant and equipment	1,612,090	—	—	619,470	(992,620)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

19    COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, the Group’s capital commitments for the purchase of machinery and equipment amounted to RMB51,960.

The Group enters into raw materials supply contracts with its suppliers, with duration from one month to two years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2010, the Group was committed to purchase 111,253 tons of raw materials.

In December, 2010, the Company entered into an agreement to acquire an additional 8% beneficial ownership interest in its 67%-owned subsidiary, Jin Xin from Jin Xin’s non-controlling shareholders for a total consideration of USD6,448 (RMB42,702).

20    OPERATING LEASES

The Company also has several non-cancelable operating leases, primarily for certain premises, office equipment and supplies of castor bean and castor bean oil. The term of the operating leases for premises and office equipment with terms of operating leases for periods ranging from one to three years with fixed monthly rentals. These leases generally do not contain renewal options and do not require the Company to pay all executory costs such as maintenance and insurance. Minimum rent payments under operating leases for premises are recognized on a straight-line basis over the term of the lease.

In 2009, the Company signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor bean with another supplier in Indonesia. In 2010, the contract with the supplier in Indonesia was terminated and the prepayment of RMB4,770 was charged to the consolidated statements of operations.

Pursuant to the contract with the supplier in Sichuan, the Company makes up-front payments in exchange for an exclusive right to purchase a minimum of 57,000 tons of castor bean oil, which represents substantially all of the expected output the supplier will produce, on a cost-plus basis through 2012. The up-fronts payments are recorded as prepayments under operating lease and amortized on a unit-of-production basis over the term of the contract. In view of the relocation of its production plant in Sichuan, the Company agreed with the supplier to suspend the supply of raw materials until the commencement of production of its new plant in Sichuan.

Rental expenses for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended December 31, 2008, 2009 and 2010 consisted of the following:

	Year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Minimum rentals	1,893	2,175	11,946

Rental expenses	1,893	2,175	11,946

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

20    OPERATING LEASES (Continued)

As of December 31, 2010, the future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2011	11,685
2012	11

21    SUBSEQUENT EVENTS

On January 11, 2011, pursuant to the Company’s share option scheme adopted in November 2007, the Company granted share options to 17 individuals, including 1,000,000 ordinary shares to 8 employees of its wholly owned subsidiaries that are engaged in the biodiesel business and 3,000,000 ordinary shares to 9 employees of Jin Xin, at an exercise price of US$0.61 per ordinary share (equivalent to US$6.10 per ADS) of the Company. The options will vest one third on each of the first, second and third anniversaries from the date of grant. The options will expire ten years from the date of grant.

On January 1, 2011, the Company acquired an additional 8% beneficial ownership interest in its 67%-owned subsidiary, Jin Xin from Jin Xin’s non-controlling shareholders for a total consideration of USD6,448 (RMB42,702). From January 1, 2011, the Company beneficially owned 75% of Jin Xin.

As Jin Xin’s net income for the year ended December 31, 2010 exceeded RMB30,000, in April 2011, the Company released 6,000,000 ordinary shares from escrow to the selling shareholder of Jin Xin under the contingent consideration.