Form 20-F
period 2011-12-31
Gushan Environmental Energy LTD
filed 2012-05-15
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-33878

Gushan Environmental Energy Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 12, Harbour District

Changan Investment Zone,

Fuzhou Mawei Economic & Technical Development Area

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

•	“China” or the “PRC” refers to the People’s Republic of China, and, for the purposes of this annual report, excludes Hong Kong, Macau, and Taiwan;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“$,” “US$” or “U.S. dollars” refers to the legal currency of the United States;

•	“HK$,” “HKD” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“production capacity” for any given year is estimated based upon 300 annual working days for our biodiesel and copper operations;

•	“tons” refers to metric tons;

•	“diesel” refers to conventional, petroleum-based diesel fuel;

•	“vegetable oil offal” refers to both acidified and non-acidified vegetable oil offal;

•

“2006 Notes” refers to the US$25.0 million zero coupon convertible notes that we issued in February 2006 in an aggregate principal amount of US$25.0 million, all of which were converted into 13,011,943 of our ordinary shares in November and December 2007;

•	“ordinary shares” refers to our ordinary shares, par value HK$0.00001 per share;

•

“PRC subsidiaries” refers to our subsidiaries incorporated in the People’s Republic of China, including Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass, Jin Xin and Xiangbei;

•	“ADSs” refers to our American depositary shares, each of which represents ten of our ordinary shares; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

•	“IFRS” refers to the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Unless otherwise indicated, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at US$1.00 = RMB6.2939, the noon buying rate for U.S. dollars in effect on December 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. See Item 3.A, “Key Information—Selected Financial Data—Exchange Rate Information.” All translations from Hong Kong dollars to U.S. dollars were made at the rate of HK$7.7663 = US$1.00, the noon buying rate reported by the Federal Reserve Bank of New York on December 31, 2011. We make no representation that any amounts in Renminbi, Hong Kong dollars or U.S. dollars could be or could have been converted into each other at any particular rate or at all.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following tables present our selected consolidated financial information. You should read this information together with our consolidated financial statements and related notes and the information included under Item 5, “Operating and Financial Review and Prospects,” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

The selected consolidated statement of operations data and other selected consolidated financial data (other than ADS and U.S. dollar data) for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2010 and 2011 included in the tables below are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data and other selected consolidated financial data (other than ADS and U.S. dollar data) for the years ended December 31, 2007 and 2008, and selected consolidated balance sheet data (other than U.S. dollar data) as of December 31, 2007, 2008 and 2009, included in the tables below is derived from, and qualified in its entirety by, our audited consolidated financial statements and related notes for such years which are not included in this annual report.

	Year ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage and per share data)
Selected Consolidated Statement of Operations Data:
Revenues	1,008,056	1,495,614	628,186	408,498	1,449,734	230,340
Cost of revenues	(568,973)	(962,606)	(766,686)	(481,857)	(1,404,926)	(223,220)

Gross profit (loss)	439,083	533,008	(138,500)	(73,359)	44,808	7,120
Operating expenses(1)	(55,955)	(110,963)	(129,092)	(165,227)	(140,173)	(22,272)
Impairment loss of property, plant and equipment	—	—	—	(992,620)	(603,266)	(95,849)
Impairment loss of goodwill	—	—	—	—	(41,440)	(6,584)
Other operating income	—	—	—	103,780	18,161	2,885

Income (loss) from operations	383,128	422,045	(267,592)	(1,127,426)	(721,910)	(114,700)
Other income (expense)	(104,356)	(71,342)	1,606	3,415	3,370	536

Earnings (loss) before income tax	278,772	350,703	(265,986)	(1,124,011)	(718,540)	(114,164)
Income tax (expense) benefit	(48,499)	(81,693)	(17,523)	17,746	(18,083)	(2,873)

Net income (loss)	230,273	269,010	(283,509)	(1,106,265)	(736,623)	(117,037)
Less: Net income attributable to non-controlling interests	—	—	—	(2,750)	(11,058)	(1,757)

Net income (loss) attributable to the Company	230,273	269,010	(283,509)	(1,109,015)	(747,681)	(118,794)

Earnings (loss) per share
—Basic	1.84	1.61	(1.70)	(6.68)	(4.48)	(0.71)
—Diluted	1.83	1.61	(1.70)	(6.68)	(4.48)	(0.71)

	Year ended December 31,
	2007	2008	2009	2010	2011
Other Selected Consolidated Financial Data:
Gross profit (loss) margin(2)	43.6%	35.6%	(22.0)%	(18.0)%	3.1%
Operating profit (loss) margin(2)	38.0%	28.2%	(42.6)%	(276.0)%	(49.8)%
Net income (loss) margin(2)	22.8%	18.0%	(45.1)%	(271.5)%	(51.6)%
Earnings (loss) per ADS	18.40	16.10	(16.99)	(66.79)	(44.75)
Effect of tax holiday on earnings (loss) per share – basic (in RMB)(3)	0.75	0.44	0.01	—	—
Effect of tax holiday on earnings (loss) per share – diluted (in RMB)(3)	0.75	0.44	0.01	—	—
Dividends declared (in thousands of RMB)(4) (5)	—	68,401	26,693	—	—
Dividend declared per ordinary share (in RMB)(4) (5)	—	0.41	0.16	—	—

(1)	Operating expenses consist of research and development expenses, selling, general and administrative expenses, other operating expenses, loss on disposal of property, plant and equipment, impairment loss of land use rights, impairment loss on VAT recoverables and change in fair value of contingent consideration liabilities.
(2)	Gross profit (loss) margin, operating profit (loss) margin and net income (loss) margin represent gross profit (loss), operating profit (loss) and net income (loss), respectively, divided by revenues.
(3)	Our PRC subsidiaries enjoyed tax holidays provided by local and national PRC tax authorities. See Item 5, “Operating and Financial Review and Prospects.” If our PRC subsidiaries had not enjoyed these tax holidays, our effective income tax rate would have been higher.
(4)	Dividends declared and dividend declared per ordinary share expressed in US$ during the year ended December 31, 2008 amounted to US$10,026 and US$0.06, respectively, if translated at US$1.00 = RMB6.8225, the noon buying rate for U.S. dollars in effect on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purpose by the Federal Reserve Bank of New York.
(5)	Dividends declared and dividend declared per ordinary share expressed in US$ during the year ended December 31, 2009 amounted to US$3,911 and US$0.02, respectively, if translated at US$1.00 = RMB6.8259, the noon buying rate for U.S. dollars in effect on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purpose by the Federal Reserve Bank of New York.

	Year ended December 31,
	2007	2008	2009	2010	2011
Selected Operating Data:
Sales volume of biodiesel(1) (tons)	182,969	231,377	143,818	42,391	8,178
Average selling price of biodiesel(1) (in RMB/ton)	4,621	5,748	4,040	4,505	5,742
Sales volume of by-products(2) (tons)	22,134	23,878	18,469	6,314	1,464
Average selling price of by-products(2) (in RMB/ton)	7,346	6,936	2,554	1,972	2,589
Sales volume of copper products(3) (tons)	—	—	—	3,787	23,154
Average selling price of copper products(3) (in RMB/ton)	—	—	—	53,697	57,113

(1)	Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.
(2)	By-products are composed of glycerine, stearic acid, erucic acid, erucic amide, plant asphalt and refined glycerine.
(3)	On November 3, 2010, we acquired an initial 67% indirect ownership interest in Mian Yang Jin Xin Copper Company Limited (“Jin Xin”). The results of Jin Xin’s operations have been included in our consolidated financial statements since that date. Jin Xin manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of copper products. On January 1, 2011, we acquired an additional 8% indirect ownership interest in Jin Xin and increased our indirect ownership interest in Jin Xin to 75%. On August 1, 2011, we acquired a 75% indirect ownership interest in Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”). The results of Xiangbei’s operations have been included in our consolidated financial statements since that date. Xiangbei manufactures copper rods and copper plates from recycled copper and electrolytic copper in Hunan Xiangbei has one plant in Hunan with a daily production capacity of approximately 50 tons of copper products.

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares)
Selected Consolidated Balance Sheet Data:
Cash	1,380,735	963,228	571,188	272,822	65,519	10,410
Accounts receivable	31,110	12,926	2,414	48,639	215,772	34,283
Inventories	31,580	59,246	33,418	176,023	155,008	24,628
Property, plant and equipment	807,371	1,451,533	1,641,096	663,946	96,929	15,400
Total assets(1) (2)	2,309,794	2,604,036	2,379,129	1,338,650	706,685	112,281
Short-term bank loans	—	—	—	60,000	110,000	17,477
Net assets	2,181,301	2,377,770	2,096,863	1,001,913	251,619	39,978
Total shareholders’ equity	2,181,301	2,377,770	2,096,863	1,001,913	251.619	39,978
Total liabilities and shareholders’ equity	2,309,794	2,604,036	2,379,129	1,338,650	706,685	112,281
Number of ordinary shares	166,831,943	166,831,943	166,831,943	190,831,943	190,831,943	190,831,943

(1)	During the year ended December 31, 2010, we determined that the fair value of property, plant and equipment related to our biodiesel business was lower than its carrying value and we recognized an impairment loss on property, plant and equipment of RMB951.0 million. In addition, we recognized an impairment loss of RMB41.7 million on property, plant and equipment in connection with the relocation of the production facilities of Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”).
(2)	During the year ended December 31, 2011, we determined that the fair value of property, plant and equipment and certain land use rights related to our biodiesel business was lower than their carrying value and we recognized an impairment loss on property, plant and equipment of RMB603.3 million (US$95.9 million) and an impairment loss of land use rights of RMB2.9 million (US$0.5 million). In addition, we recognized an impairment loss on goodwill of RMB41.4 million (US$6.6 million). We also determined that the VAT recoverables of our biodiesel business will not be utilized in the near future, therefore we recognized an impairment loss of VAT recoverable of RMB28.2 (US$4.5 million).

Exchange Rate Information

Our business is conducted in China and all of our revenues and the majority of our expenses are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates. Unless otherwise noted, all translations from Renminbi to U.S. dollar amounts were made at the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2011, which was RMB6.2939 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per U.S. dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3059 to US$1.00 as of May 4, 2012.

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2007	7.6032	7.8127	7.2946	7.2946
2008	6.9477	7.2946	6.7800	6.8225
2009	6.8307	6.8470	6.8176	6.8259
2010	6.7696	6.8330	6.6000	6.6000
2011	6.4630	6.6364	6.2939	6.2939

	Exchange Rate (Renminbi per U.S. Dollar)(1)
	Average(2)	High	Low	Period-end
	(RMB per US$1.00)
2011
November	6.3564	6.3839	6.3400	6.3765
December	6.3482	6.3733	6.2939	6.2939
2012
January	6.3119	6.3330	6.2940	6.3080
February	6.2997	6.3120	6.2935	6.2935
March	6.3125	6.3315	6.2975	6.2975
April	6.3043	6.3150	6.2790	6.2790
May (through May 4)	6.3068	6.3089	6.3052	6.3059

Source: Federal Reserve Bank of New York

(1)	The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board.
(2)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the periods. Monthly averages are calculated by using the average of the daily rates during the relevant period.

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

RISKS RELATING TO OUR BUSINESSES

A material disruption of our operations could adversely affect our businesses.

Our biodiesel and copper operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include industrial accidents, fires, floods, droughts, storms, earthquakes, natural disasters and other catastrophes, equipment failures or other operational problems, strikes or other labor difficulties and disruptions of public infrastructure. Any breakdown or malfunction of any production equipment could cause a material disruption of our operations that could lead to a reduction in, or halt in our production of biodiesel and/or copper products. Any reduction or halt in production could prevent us from meeting customer orders, adversely affect our business reputation, increase our costs of production or require us to make unplanned capital expenditures, all which could materially and adversely affect our businesses, financial condition and results of operations.

Electricity shortages could adversely affect our business, financial condition and results of operations and increases in the price of electricity and natural gas could increase our costs and lower our profitability.

All of our manufacturing assets and operations for our biodiesel and copper products businesses are located in China. Our operations are vulnerable to power shortages that generally affect enterprises located in China. Certain manufacturers in China, especially in eastern and southern China, have in recent years experienced electricity shortages. If there is insufficient electricity supply to satisfy our requirements and accommodate our planned growth, we may need to limit or delay our production or expansion plans. For example, our copper products business is dependent on electricity and natural gas to operate equipment and convert scrap copper into copper products. Accordingly, the successful operation of our facilities requires a reliable supply of electricity and natural gas. If the cities in which we have operations are affected by power outages or must ration power, our production volumes would decrease and our results of operations may be adversely affected.

We cannot assure you that power shortages will not affect us in the future. In addition, we do not have any insurance coverage for business interruptions, including loss of profits resulting from such interruptions. Any losses that may occur as a result of these kinds of events could adversely affect our business, financial condition and results of operations.

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

We have three registered patents, which relate to our biodiesel business, two in China, each with a validity period of 20 years from August 7, 2002 and from March 9, 2005, respectively, and one in the United States with a validity period of 20 years and 5 months from April 25, 2008. We cannot assure you that these patent registrations will not be revoked or challenged during their validity periods. In addition, we have filed two patent applications with the State Intellectual Property Office of the PRC relating to methods of producing certain copper products. The legal regime governing intellectual property in China is still evolving and the level of protection of intellectual property rights in China may not be as effective as those in other jurisdictions. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected. Furthermore, we may incur additional overhead costs related to any intellectual property claims we initiate, which will impact our operating results.

Many international and domestic biodiesel producers and copper product manufacturers may have also patented certain technologies in connection with the production of their products. To the best of our knowledge, our production processes do not infringe any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that our processes may infringe, or be alleged to infringe, on another party’s intellectual property rights. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or manufacturing processes or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

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

In November 2006, we installed a covered storage tank at our Fujian plant at the recommendation of the local environmental bureau. We currently use uncovered storage tanks at our Hebei facilities. If we are required to undertake further compliance measures at any of our plants, our results of operations may be materially and adversely affected. As of the date of this annual report, Shanghai Gushan, which commenced operation in June 2008, has obtained a water discharge permit as required by the management authority of the industrial area in Fengxian, from the Fengxian branch of the Shanghai Water Authority. Beijing Gushan, which commenced operation in January 2008, has not obtained waste discharge permit from the relevant local environmental authorities.

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

For some of the buildings and land we occupy, we have not yet obtained sufficient land use or title certificates that allow us to occupy, freely use or transfer the land or properties. As of December 31, 2011, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Sichuan Gushan and Jin Xin have not obtained the building ownership certificates for buildings with a total gross floor area of approximately 319 square meters, 9,941 square meters, 7,956 square meters, 9,630 square meters and 16,736 square meters, respectively. As of December 31, 2011, the carrying value of these buildings amounted to RMB21.4 million (US$3.4 million). We currently use these properties as production facilities and ancillary facilities. We are in the process of carrying out completion inspections of these buildings and applying for the relevant building ownership certificates. Beijing Gushan and Jin Xin are also applying for land use right certificates with respect to land occupying a total gross floor area of approximately 54,965 and 8,391 square meters, respectively. As of December 31, 2011, the carrying value of these land use rights amounted to RMB18.3 million (US$2.9 million) and nil, respectively. On October 18, 2011, we signed an agreement to acquire the land use rights for the site on which we are currently constructing our new copper products facility for consideration of approximately RMB1.0 million. As of December 31, 2011, no payment had been made with respect to the acquisition of such land use rights. We cannot assure you that such building ownership or land use right certificates will be obtained. As a result of our lack of land use right certificates or vested legal title in these properties, we may incur additional costs to relocate our operations and our business operations and our financial condition may be adversely affected.

In addition, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Sichuan Gushan, Hunan Gushan and Jin Xin commenced construction of certain workshops or ancillary facilities prior to obtaining the construction approvals required by PRC construction law. Each of Fujian Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Sichuan Gushan, Hunan Gushan and Jin Xin may be subject to a maximum administrative penalty of RMB30,000 (US$4,767). As of December 31, 2011, Fujian Gushan, Beijing Gushan, Sichuan Gushan and Shanghai Gushan have not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 319 square meters, 9,941 square meters, 4,460 square meters and 2,335 square meters, respectively, and the relevant government authorities may require the buildings located on these sites to be demolished. As of December 31, 2011, the carrying value of these buildings amounted to nil. As of December 31, 2011, Jin Xin had not obtained all necessary approvals for construction of certain workshops or ancillary facilities of a total gross floor area of approximately 16,736 square meters, and the relevant government authority may require the buildings located on these sites to be demolished. As of December 31, 2011, the carrying value of these buildings amounted to RMB21.4 million (US$2.9 million). If the relevant government authorities impose penalties on us and require us to cease construction of or demolish these properties, we may incur additional costs and expenses for the relocation of these facilities.

Our insurance coverage may not be sufficient to cover our liability risks.

Consistent with customary practice in China, we do not carry any business interruption insurance, third-party liability insurance for personal injury or coverage for environmental damage arising from accidents at our production facilities. In addition, we have no product liability insurance coverage for our products, and prior to 2011, we had very limited product liability insurance coverage for our biodiesel business. The historical maximum payout for each claim was capped at RMB100,000, and the cumulative maximum payout under our product liability insurance policies ranges from RMB500,000 to RMB1,000,000. Should an uninsured or underinsured liability claim occur, our business operations and financial condition may be adversely affected. Further, if such incidents are publicized, our reputation maybe adversely affected, which could result in reduced and/or cancelled sales, thereby adversely affecting our revenues.

Our future performance depends on the continued service of our senior management and our ability to attract, train and retain skilled personnel.

Our future success depends on the continued service of our key management and technical staff, in particular, our founder, chairman and principal executive officer, Mr. Jianqiu Yu, our chief technology officer for our biodiesel business, Mr. Deyu Chen, the managing director of Jin Xin, Mr. Hanjiu Liu and the managing director of Xiangbei, Mr. Weiping Huang. Mr. Yu, our founder, plays a key role in the formation of our business strategy and has extensive knowledge of the local markets in which we operate our biodiesel business. In addition, Mr. Yu is instrumental in formulating our strategies for entering into new markets. Mr. Chen was instrumental in the development of our proprietary biodiesel manufacturing process and continues to play a key role in our technological development. Mr. Liu and Mr. Huang were instrumental in the development of our copper manufacturing processes and are responsible for the overall operation of Jin Xin and Xiangbei, including in key areas such as production, procurement and sales and distribution. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily, our future growth may be constrained and our business may be disrupted and our financial condition and results of operation may be materially and adversely affected. While we have non-competition agreements with most members of our senior management, including Mr. Chen, Mr. Liu, Mr. Yu and Mr. Huang, we may be unable to continue to retain their services and there can be no assurance that they will not compete against us.

Our success also depends upon the continued service of our skilled personnel and on our ability to continue to attract, retain and motivate such personnel. There is intense competition to recruit technically competent personnel with expertise in the biodiesel and recycled copper industries and we have periodically experienced difficulties in recruiting suitable personnel. We may also need to offer relatively better compensation and other benefits in order to attract and retain these personnel in the future, and we cannot assure you that we will have the resources to achieve our staffing needs. Due to the skills involved in operating some of our equipment, skilled production workers are not easily replaceable, and considerable training is required for new hires. These difficulties could limit our output capacity or reduce our operating efficiency and product quality, which could reduce our profitability and limit our ability to grow.

RISKS RELATING TO OUR COPPER PRODUCTS BUSINESS

Our dependence on a limited number of third-party raw material suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.

We purchase most of the raw materials for our copper products business from a limited number of third-party suppliers. In 2011, our five largest suppliers of our copper products business accounted for approximately 50.2% of our consolidated cost of revenues and our largest supplier accounted for 14.9% of our consolidated cost of revenues. We generally scrap copper on an order-by-order basis at prevailing market prices and do not have any long-term purchase contracts. As a result we may be unable to obtain scrap copper at acceptable prices and adequate quantities to satisfy our requirements. For example, during the fourth quarter of 2011, a number of our suppliers were unwilling to sell all of their inventories to us at market prices due to a decrease in the market price of scrap copper of 23.5% as compared to the third quarter of 2011. This in turn caused our revenue from our copper products business to decrease by 16.4% from RMB473.5 million (US$75.2 million) for the third quarter of 2011 to RMB395.8 million (US$62.9 million) for the fourth quarter of 2011.

The failure of any of our key suppliers to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. If we fail to maintain our relationships with major raw materials suppliers or fail to develop new relationships with other raw materials suppliers, we may be unable to produce our copper products, or we may only be able to produce our products at a higher cost or after lengthy delays.

Our operations are materially affected by the cost and availability of raw materials.

The raw materials used for our copper products business consist of scrap copper, primarily sourced from suppliers located in China. The price of such raw materials has fluctuated significantly since 2009. For example, the spot price of copper in China ranged from a low of approximately RMB27,000 per ton to a high of approximately RMB75,000 per ton during the period from 2009 to the end of the first quarter of 2012. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in copper prices may result in a decrease in the selling price of our inventory, which would negatively affect our gross profit margin.

In the event we are unable to obtain a sufficient quantity of raw materials at reasonable prices, or to pass on higher raw material costs to our customers, our business, financial condition and results of operations could be materially and adversely affected.

We derive a significant portion of our revenues from a small number of customers and the loss of any of our major customers may cause significant declines in our revenues.

In 2011, the total revenues from our copper products business accounted for 96.3% of our consolidated revenues. However, we derive a significant portion of the revenues from our copper products business from a small number of customers, and we may be unable to maintain and expand our current customer relationships. In 2011, the five largest customers of our copper products business accounted for approximately 46.5% of the revenues from our copper products business and 44.8% of our consolidated revenues, while the largest customer accounted for approximately 14.3% of the revenues from our copper products business and 13.8% of our consolidated revenues.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our sales volume and revenues. If we lose any of our major customers for any reason, including, for example, if our reputation declines, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, our business and results of operations may be materially and adversely affected.

If the unit cost of raw materials increase and the average selling price of our products does not similarly increase or if the average selling price of our products decreases and the unit cost of our raw materials does not similarly decrease, our margins will decrease and our results of operations will be harmed.

Our gross margins from sales of copper products are principally dependent on the spread between raw material prices and copper product prices. If the unit cost of raw materials increase and the average selling price of copper products does not similarly increase or if the average selling price of copper products decrease and the unit cost of raw materials do not similarly decrease, our margins will decrease and results of operations will be harmed. Currently, there is a close correlation between production costs and prices of copper products, meaning that we are able to pass increased raw material costs on to our customers. However, any decrease in the spread between copper product prices and raw material prices, whether as a result of an increase in raw material prices or a reduction in copper product prices, would adversely affect our financial performance and cash flow.

We may not be able to effectively manage our current expansion, the failure of which could materially and adversely affect our business, results of operations and financial condition.

We are currently in the process of constructing an additional copper production facility located next to our Sichuan copper production facility. This facility, when completed, is expected to have a daily production capacity of 160 tons of copper products and an annual production capacity of approximately 48,000 tons of copper products. We expect to complete the construction of this facility during 2012. The construction of this facility may be subject to construction delays, cost overruns, failures or delays in obtaining government approvals or the inability to secure the necessary production equipment.

Any future expansion plans would require us to secure raw materials at competitive prices and to host a sufficiently large local customer base to support such expanded production. In addition, we may not have the necessary management or financial resources to oversee the successful and timely construction of new production facilities or expansion of existing facilities.

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

With respect to our copper products business, we compete primarily with local companies and new entrants to the market, some of which may have lower cost structures than us due to lower capital expenditures or lower labor costs. As the barriers to entry in the industry are relatively low, the recycled copper industry in China is highly fragmented and competitive, with a large number of manufacturers throughout the country. We also compete with large companies and may face competition from foreign companies and metal manufacturers seeking to vertically integrate their operations. Some of our recycled copper competitors may have greater financial and other resources than us. Our copper products also compete with imported recycled copper and further appreciation of the Renminbi may lower the cost of imported recycled scrap copper and may intensify such competition. We cannot assure you that we will be able to compete successfully in our existing markets for copper products. Any increase in competition may adversely affect our business, financial condition and results of operations.

We may not be able to successfully integrate our newly acquired copper products businesses or achieve expected profitability from our acquisitions.

Acquisitions have been, and are expected to continue to be, an element of our growth strategy for our copper products business. We acquired a 67% ownership interest in Jin Xin in November 2010 and subsequently increased our ownership interest to 75% in January 2011. We also acquired a 75% indirect ownership interest in Xiangbei in August 2011. In November 2011 we signed definitive agreements to acquire Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), the consummation of which are subject to the satisfaction of customary closing conditions. If we cannot successfully integrate these or future acquisitions, joint ventures and other partnerships on a timely basis, we may be unable to generate sufficient revenue to offset acquisition costs, we may incur costs in excess of what we anticipate and our expectations of future results of operations and synergies may not be achieved. In addition, our results of operations may be adversely affected if we are unable to improve the efficiency of Jin Xin’s and Xiangbei’s operations.

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

In addition, if we finance future acquisitions by issuing equity or equity-related securities or issue such securities as part or all of the consideration for future acquisitions, the equity interests of our shareholders would be diluted, which, in turn, could adversely affect the market price of our ADSs. Moreover, we may finance acquisitions with debt, resulting in higher leverage and finance costs.

We may not be able to consummate the proposed acquisition of Taiyue.

On November 3, 2011, we entered into definitive agreements to acquire a controlling interest in Taiyue, a PRC-based company that is currently engaged in the manufacture and sale of copper cable for applications that include communications and personal computing. The consummation of the acquisition is subject to the satisfaction of, among others, customary closing conditions, including obtaining approvals from relevant PRC governmental authorities and no assurance can be given that the proposed acquisition will be consummated.

Our copper products business is subject to seasonality.

Demand for our copper products is subject to seasonal fluctuations. Demand for our copper products in China is generally higher in the second half of the year due to the Chinese New Year holiday in the first half of the year, during which some of our customers recess their operations for as long as three weeks. As a result, fluctuations in the demand for copper products during in the second half of the year may have a disproportionate impact on our results of operations.

Our copper products business and prospects depend heavily on the performance of metal and metal consuming industries in China.

Our copper products business and prospects depend heavily on the performance of the metal industry in China, particularly the copper industry, and the industries that consume copper in China. China has experienced rapid growth in recent years, which has contributed to the strong demand for copper. This, in turn, has resulted in strong demand for recycled scrap copper. A significant slowdown in the Chinese economy, or a downturn in the construction or manufacturing sectors in China, would likely adversely affect demand for copper in China. Demand for copper products may also be affected by various other factors, such as changes in industry preferences, the cost and availability of substitute materials and raw material prices.

As a result, we cannot assure you that there will be continued or growing demand for copper products in China. If demand for copper products in China does not continue to grow or grows more slowly than expected, copper product prices may decline and our business, financial condition and results of operations could be materially and adversely affected.

Our copper products business is subject to risks related to transportation systems.

Our copper products business is highly dependent upon the transportation systems we use to acquire raw materials and deliver our products. We receive raw materials from suppliers and deliver copper products to our customers primarily by truck, using third-party providers. Because we generally keep only 15 to 30 days of inventory on hand, our business is substantially dependent on reliable and efficient transportation systems.

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

Our copper products business may be subject to liability in connection with industrial accidents at our production facilities.

Our copper operations involve the operation of heavy machinery that could result in industrial accidents that may cause injuries or death. We cannot assure you that industrial accidents, whether due to malfunctions of machinery or other reasons, will not occur in the future at our production facilities. In such an event, we may be liable for loss of life and property, medical expenses, medical leave payments and fines and penalties for violation of applicable PRC laws and regulations. In addition, we may experience interruptions in our operations and may be required to change the manner in which we operate as a result of governmental investigations or the implementation of safety measures due to accidents. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our copper products business requires a high level of working capital to sustain our operations and overall growth.

Because the purchase of raw materials requires substantial capital, we require a high level of working capital to sustain our copper operations and maintain our overall growth. Historically, Jin Xin and Xiangbei have financed their working capital through cash from operations derived from customer payments, short term bank loans, advances from shareholders and capital contributions from shareholders. Accordingly, our liquidity and financial condition could be materially and adversely affected if we do not receive payments from our customers on a timely basis to satisfy payments to our suppliers and other working capital requirements, or if we are unable to obtain financing on satisfactory terms.

We cannot assure you that our copper products business will be able to maintain positive operating cash flow or obtain adequate financing to meet our future working capital requirements. The inability to achieve positive operating cash flow or obtain additional short-term bank loans, advances from shareholders or other additional financing on a timely basis or on acceptable terms would adversely affect our ability to satisfy our working capital requirements, including payments to suppliers in accordance with the terms of our agreements with them. In addition, we cannot assure you that our copper products business will be able to obtain additional working capital for our expansion plans, or that additional working capital needs of our new production facilities will not adversely impact the current or future level of working capital for our existing production facilities.

We may be unable to obtain adequate financing to fund our capital requirements.

We expect that over the next several years, a substantial portion of our cash flow and available cash may be used to finance the upgrading and/or modification of our existing copper production facilities, or investments in businesses in the copper industry. We may need to obtain additional financing to fund our capital expenditures and potential acquisitions. We cannot assure you that we will be successful in obtaining such financing at a reasonable cost or at all. Our inability to finance our planned capital expenditures and potential acquisition could adversely affect our business, financial condition, results of operations or liquidity position.

Rising interest rates would increase our borrowing costs.

We currently rely in part on short-term bank borrowings to finance our copper products business’s working capital and operations, much of which bears interest at variable rates. As of December 31, 2011, we had bank borrowings, all of which were borrowed by Jin Xin, due within one year of RMB110.0 million (US$17.5 million), with interest rates ranging from 6.941% to 8.528% per annum. If interest rates on bank borrowings increase, our cost of borrowing will increase and our profitability may be adversely affected. The People’s Bank of China, or the PBOC, has adjusted the benchmark one-year lending rate and the deposit reserve ratio for PRC commercial banks a number of times in 2010 and 2011. Such tightening measures caused interest rates to increase and limited the amount that commercial banks in China were able to lend. A significant increase in prevailing interest rates could substantially increase our finance costs, which could adversely affect our business, financial condition and results of operations.

Our copper products business requires significant capital investments.

Our copper products business requires a high level of working capital to sustain our growth, maintain our equipment, comply with environmental laws and regulations and remain competitive. We will also be required to make substantial capital investments in connection with our planned new copper product production facilities in Sichuan. Since our acquisition of Jin Xin in November 2010, we have made total capital expenditures of RMB23.5 million and RMB11.6 million (US$1.8 million) in 2010 and 2011, respectively, primarily related to the expansion of our copper product production capacity. In 2012, we expect to make further capital expenditures in connection with the construction of an additional copper production facility located next to our Sichuan copper production facility. We intend to finance these capital expenditures through our internal resources and bank loans.

We have relied in part on external financing, such as bank loans, to fund our capital investments. The availability of external financing depends on many factors beyond our control, including but not limited to market conditions and policies of the PRC government. The current tightening of credit markets in the PRC may also limit our ability to obtain external financing. Our current financing may not be adequate to sustain our operations or to fund future expansion plans and we may not be able to obtain additional financing in the future to continue to fund these programs. If we do not have sufficient internally generated cash or acceptable external financing to make necessary capital expenditures in the future, we may be unable to develop or enhance our copper production facilities, take advantage of business opportunities and respond to competitive pressures. Any failure to obtain adequate financing for our current operations or our expansion plans may materially and adversely affect our business, financial condition and results of operations.

Any increase in the market price of our ADSs would increase the fair value of the contingent consideration liabilities incurred in connection with, the acquisition of Jin Xin and Xiangbei and may adversely affect our results of operations.

In November 2010 we acquired an initial 67% indirect ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of our newly issued ordinary shares (the “Jin Xin Consideration Shares”).

The Jin Xin Consideration Shares are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to Gold Hero Holdings Limited (“Gold Hero”), at the closing of the transactions, while the remaining 18 million ordinary shares (the “Jin Xin Contingent Consideration Shares”), were placed into escrow to be released in stages in amounts determined based on the ratio of Jin Xin’s net income, under U.S. GAAP, for the year ending December 31, 2010 and the three-year period ending December 31, 2012 to net income targets of RMB30.0 million and RMB190.0 million, respectively. Under the earn-out arrangement, the maximum earn-out award for 2010 of 6 million Jin Xin Contingent Consideration Shares was released to Gold Hero on April 8, 2011, as Jin Xin’s net income for the year ended December 31, 2010, was greater than RMB30.0 million. The remaining Jin Xin Contingent Consideration Shares are to be released to Gold Hero based on the ratio of Jin Xin’s cumulative net income for the three-year period ending December 31, 2012 to the net income target of RMB190.0 million.

In August 2011, we acquired a 75% indirect ownership interest in Xiangbei through a series of transactions in exchange for (i) RMB30 million in cash, (ii) up to 20 million newly issued ordinary shares of our Company, and (iii) up to 14.17% of Engen’s enlarged share capital, subject to adjustment pursuant to an earn-out arrangement (together with (ii), the “Xiangbei Contingent Consideration Shares”).

The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement under which such shares may be issued in stages to Gold Wide Enterprises Limited (“Gold Wide”), and Silvery Boom Limited (“Silvery Boom”) in amounts determined based on the ratio of Xiangbei’s net income, under U.S. GAAP, for the years ending December 31, 2011, 2012 and 2013 to net income targets of RMB20.0 million, RMB50.0 million and RMB80.0 million, respectively. Under this earn-out arrangement, if Xiangbei does not achieve a cumulative net income target for the three-year period ending December 31, 2012, Gold Wide and Silvery Boom may be required to return part or all of the Xiangbei Contingent Consideration Shares, as well as up to RMB30 million in cash. In addition, we may be required to issue additional ordinary shares of our Company with a value of up to RMB20 million to Gold Wide and Silvery Boom if the volume weighted average trading price of our ADSs over the 30 calendar day period immediately after the public announcement of our 2013 annual financial results is below US$12.50 per ADSs.

The contingent consideration payable in connection with each of these two acquisitions is classified as a liability and stated at its fair value as of the relevant acquisition date and each reporting date. The subsequent change in the fair value of such contingent consideration as of each reporting date is recognized in our statement of operations. Key assumptions behind the calculation of the fair value of contingent consideration include, among others, the market price of our ADSs at each reporting date. An increase in the market price of our ADSs will increase the fair value of contingent consideration and thus may negatively affect our future financial results.

RISKS RELATING TO OUR BIODIESEL BUSINESS

Our biodiesel operations have been and may continue to be subject to significant suspensions and interruptions, which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.

Our biodiesel plants have been and may continue to be subject to significant suspensions or interruptions for a variety of reasons including the following:

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

•	repair and maintenance or technological upgrades of our production processes;

•	transport network interference;

•	relocation of production facilities;

•	accidents, natural disasters, epidemics and other unexpected or catastrophic events;

•	local protests, activism and labor disruptions; and

•	raw material shortages due to disruptions in the operations of our suppliers.

We have also made the decision to extend the suspension of certain biodiesel plants and initiate the suspension of substantially all of our other biodiesel plants due to raw material shortages, high raw material input costs, and slowing demand.

Further, unscheduled downtime or operational hazards inherent in the biodiesel industry, such as equipment failures, fires, explosions, release of toxic chemicals such as methanol, abnormal pressures, blowouts, pipeline ruptures, transportation accidents, power outages or shortages or other events outside of our control, may also result in the prolonged suspension of our operations. Some of these events may also cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential events described above and we may not be able to renew this insurance on commercially reasonable terms or at all.

We cannot assure you that we will be in a position to resume production at our biodiesel plants in the foreseeable future or that if we do resume production, that we will not experience further suspensions or interruptions or experience damage to our facilities as a result of future natural disasters, governmental directives or policies, including other taxation regulations, expansion of production capacity, repair and maintenance, relocation of facilities or other consequences associated with such events, which could materially and adversely affect our biodiesel business and its results of operations and financial condition.

We may not be able to resume production at certain of our plants in time to meet customer demand for our products.

Production at substantially all of our biodiesel plants was suspended during 2011. We cannot assure you that the operating condition of our machinery and equipment will allow us to resume production at such plants in a timely manner or at all. To resume production operations, we need to undertake substantial planning and mechanical work to, among other things, inspect, reconfigure, test and fine tune our machinery and equipment and it is uncertain how long this process will take. We may also experience equipment breakdowns or other technical problems during resumption of production that will delay our production and increase our operating expenditures. When we resume production, we may not be able to resume our production operations at the necessary production levels and our production facility may be permanently impaired by our suspension of operations. We will also need to procure an adequate amount of raw materials at acceptable costs in order to resume production. The price and availability of raw materials are affected by a number of factors beyond our control. We cannot assure you that we will be able to procure an adequate amount of raw materials at acceptable costs or at all in order to resume production. See “—Our dependence on a limited number of third-party raw materials suppliers could adversely impact our production or increase our costs, which could harm our reputation or materially and adversely affect our business, results of operations and financial condition.” In addition, our supplier and customer base may have been materially and adversely affected by our suspension of operations. As a result of any of the foregoing, we cannot assure you that we will be able to resume production in time to meet customer demand for our products, which may result in a loss of customer orders and have a material adverse effect on our biodiesel business and its results of operations, financial condition and cash flows. As of December 31, 2012, only our biodiesel plant that we hold and operate through Sichuan Gushan, was in operation.

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

In recent years, the demand for and price of biodiesel in the PRC has also been influenced by the level of energy consumption and prices of crude oil and natural gas in relation to the level of growth in the PRC economy. Demand for biodiesel in the PRC declined significantly in 2009 as a result of the economic slowdown due to the global financial crisis. For example, the price of biodiesel in the PRC began to decline significantly from the fourth quarter of 2008 and such decline continued throughout the third quarter of 2009, resulting from significant decreases in global oil prices and from the rapid contraction of the PRC’s industrial production amid the global financial crisis. During the same period, the average selling price of our biodiesel decreased from RMB6,344 per ton in the third quarter of 2008, to RMB3,960 per ton in the second quarter of 2009. Although the average selling price of biodiesel began to recover steadily to RMB4,835 per ton in the fourth quarter of 2010, this represented a decrease of 23.8% in the average selling price of our biodiesel from the third quarter of 2008 to the fourth quarter of 2010. This decrease in average selling price contributed to our gross loss for 2009 and 2010. If supply of other energy sources continues to increase and exceed the demand for fuel products, demand for our biodiesel may cease to recover or may decline further and our biodiesel business and its results of operations and financial condition may continue to be adversely affected.

Although the average selling price of biodiesel further increased by 39.7% to RMB6,754 (US$1,073.1) per ton for the fourth quarter of 2011 from RMB4,835 per ton for the fourth quarter of 2010, the positive effect was largely offset by an increase of 16.7% in the unit cost of raw materials from RMB3,981 per ton for the fourth quarter of 2010 to RMB4,647 (US$738.3) per ton for the fourth quarter of 2011. Taking into account of the conversion loss from raw materials to biodiesel, manufacturing costs and selling and administration costs, we are still unable to make a profit at these price levels.

In addition, the prices for the by-products of biodiesel production may decrease significantly due to increased production of biodiesel in the PRC, or a slowdown in the PRC economy, or for other reasons beyond our control.

Our operations are materially affected by the cost and availability of raw materials.

The principal raw materials we use in the production of biodiesel include vegetable oil offal, used cooking oil and methanol. From 2005 through 2011, the prices we have been required to pay for raw materials for our biodiesel business have steadily increased. For the years ended December 31, 2009, 2010 and 2011, the overall average unit costs of raw materials for our biodiesel business, which have primarily consisted of used cooking oil and vegetable oil offal, amounted to RMB2,634.5, RMB3,573.2 and RMB4,431.2 (US$704.0) per ton, respectively.

Vegetable oil offal is a waste by-product of vegetable oil production, and the availability of vegetable oil offal depends on production levels of vegetable oil. Production levels of vegetable oil are affected by factors beyond our control, such as the quality of harvests of plant crops. Used cooking oil is the oil left over from food processing or preparation, mostly by restaurants and food producers. Therefore, any fluctuations in cooking oil consumption in the food industry in China will affect the supply of used cooking oil. If cooking oil consumption in China decreases, the supply of used cooking oil for our production would be adversely affected. Natural gas is the principal feedstock for our suppliers to produce methanol, and our operations depend on the availability, security of supply and price of methanol. If our suppliers are unable to obtain continued access to sufficient natural gas or if they experience significant interruptions in their supply of natural gas, our biodiesel production would be adversely affected. Any such events that reduce the supply of our raw materials could reduce our production volumes, increase our manufacturing costs, or both, either of which may adversely affect our biodiesel business and its results of operation and financial condition.

The failure of a supplier to supply raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. In particular, interruptions or shortages of supplies from our key suppliers could disrupt production or impact our ability to increase production and sales. During 2011, local governments cracked down on certain alleged illegal practices of vendors of used cooking oil, forcing a number of our suppliers to suspend operations, which in turn resulted in a shortage of raw material inputs for our biodiesel business. This shortage was one of the main factors contributing to our decision to extend and/or implement the suspension of substantially all of our production of biodiesel and biodiesel by-products. Given the increasingly high raw material input costs and shortage in supply, we do not expect to resume our production of biodiesel and biodiesel by-products on a large scale basis in the near future.

Our gross margins in our sales of biodiesel products are principally dependent on the spread between feedstock prices and product prices.

Our gross margins from sales of biodiesel are principally dependent on the spread between feedstock prices and biodiesel prices. If the unit cost of feedstock increases and the average selling price of biodiesel does not similarly increase or if the average selling price of biodiesel decreases and the unit cost of feedstock does not similarly decrease, our margins will decrease and our results of operations will be harmed. The spread between biodiesel prices and feedstock prices has narrowed significantly since September 2008. Prices for vegetable oil offal and used cooking oil, which have historically been our principal feedstock and comprised approximately 71.3% of total cost of revenues for our biodiesel business during the year ended December 31, 2011, do not necessarily have a direct price relationship to the price of biodiesel in a particular period. Prices for vegetable oil offal and used cooking oil are principally influenced by general inflation, market and regulatory factors. Biodiesel prices, however, are primarily influenced by the guidance prices set by the National Development and Reform Committee of China, or the NDRC, and supply and demand for petroleum-based diesel fuel, rather than biodiesel production costs. This lack of correlation between production costs and product prices means that we may be unable to pass increased feedstock costs on to our customers. Any decrease in the spread between biodiesel prices and feedstock prices, whether as a result of an increase in feedstock prices or a reduction in biodiesel prices, would adversely affect our ability to resume our production of biodiesel and biodiesel by-products on a large scale basis in the near future.

The biodiesel industry faces a number of challenges, and there is no established market for biodiesel in China where biodiesel is considered a principal source of energy for any purpose.

Biodiesel has only been produced for commercial applications during the last 10 years in China, and the market for biodiesel products is currently confined to specific regions and is relatively small at the national level. There is no established market in China where biodiesel is considered a principal source of energy for vehicles operating on diesel, or an intermediate product for the manufacture of chemicals, or for any other purpose. We cannot assure you that biodiesel will be accepted or will reach a broader consumer base in China. Our future prospects and operational results will be adversely affected if biodiesel and the biodiesel industry in China fail to develop.

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

We may face overcapacity if the biodiesel market in China does not develop as expected. If overcapacity occurs, the expenditures we incur to expand our facilities and increase our capacity may not result in increased revenues, which could cause the results of operations of our biodiesel business to be materially and adversely affected.

We derive a significant portion of our biodiesel revenues from a small number of customers.

We derive a significant portion of our biodiesel revenues from a small number of customers, and we may be unable to maintain and expand our current customer relationships. For 2009, 2010 and 2011 our five largest biodiesel customers represented approximately 22.4%, 44.5% and 42.2% of our biodiesel revenues, respectively, while our largest biodiesel customer represented approximately 7.4%, 18.6% and 14.4% of our biodiesel revenues during such periods, respectively.

If we lose any of our major customers for any reason, including, for example, the continued suspension of our biodiesel operations, a decline in our reputation, a customer materially reduces its orders from us, our relationship with one or more of our major customers deteriorates, or a major customer becomes insolvent or otherwise unable to pay for our products, the probability of our resuming production of biodiesel and biodiesel by-products on a large scale basis in the near future may be decreased and as a result, our business prospects may be materially and adversely affected.

We face significant competition, and if we do not compete successfully against existing and new competitors as well as competing technologies and other products, we may lose our market share and our results of operations may be materially and adversely affected.

With respect to our biodiesel business, existing and future domestic competitors, who may have a greater presence in other regions through government support or enjoy greater popularity among local consumers, may be able to secure a significant market share in regions where we currently do not have plants in operation. We have only seven biodiesel production plants in a limited number of regions in China, including Mianyang in Sichuan province, Fuzhou in Fujian province, Handan in Hebei province, Liuyang in Hunan province and Beijing, Shanghai and Chongqing. See Item 4.D, “Information on the Company—Property, Plant and Equipment—Production Facilities” for further information. In addition, our potential biodiesel competitors might be able to secure raw materials at a lower cost than we can and could therefore threaten our competitive position, which could significantly impact our results of operations and future prospects. Our domestic biodiesel competitors include China Biodiesel International Holding Co., Ltd., China Clean Energy Inc., East River Energy Resources and Science Technology (Zhejiang) Ltd., or East River Energy Resources, China Petroleum and Chemical Corporation, or SINOPEC, China National Offshore Oil Corporation, or CNOOC, and PetroChina Co. Ltd., or PetroChina, some of which have greater resources, brand recognition and access to more extensive distribution channels than we do. Moreover, some of our biodiesel competitors have the ability to manage their risk through diversification, whereas we lack diversification in both the geographic scope and the nature of our biodiesel business. As a result, we could potentially be impacted more by factors affecting the biodiesel industry or the regions in which we operate than we would if our biodiesel business were more diversified.

We also face potential competition from foreign producers of biodiesel, which may have greater financial and research and development resources. Biodiesel is a relatively new product that was initially introduced outside China, and the technology for producing biodiesel may be more advanced in countries other than China. If foreign competitors, or domestic competitors relying on alliances with or support from foreign producers, enter the PRC biodiesel market, they may develop biodiesel that is more economically viable, which would adversely affect our ability to compete and the results of operations of our biodiesel business.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel or diesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to diesel. Other clean energy sources such as ethanol, liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production in China than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and the results of operations and financial condition of our biodiesel business may be materially and adversely affected.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect the financial condition and results of operations of our biodiesel business.

If we fail to keep up with new technology, our ability to offer cost-effective, technologically advanced and environmentally friendly products may be materially and adversely affected and our competitiveness may erode.

Our success depends on our ability to offer cost-effective and environmentally friendly products. As the technology for manufacturing biodiesel is at an early stage of development, failure to keep up with technological improvements or to implement such improvements in commercial applications would impede our efforts to reduce unit production costs and correspondingly hinder our efforts to strengthen our competitiveness. Moreover, if alternative technologies that are more cost-effective and environmentally friendly become available to the market, the biodiesel industry in general and our business in particular may not be able to compete against such new alternative energy sources. Further, the PRC government may introduce new standards regulating biodiesel quality with which we may be unable to comply, or we may have to incur additional costs to invest in technology or equipment to meet a new PRC or industry-wide standard. If we fail to achieve any new standard, or if the cost of achieving such standard is prohibitively expensive, we may have to raise prices and our biodiesel may become less attractive to customers or we may have to suspend all or part of our operations, which could materially and adversely affect our biodiesel business and its results of operations and financial condition.

The modification or elimination of government initiatives promoting the adoption of clean energy sources in China could cause demand for our products and our revenues to decline.

A number of PRC government initiatives promote the adoption of clean energy sources, such as biodiesel. For example, pursuant to the Twelfth Five-Year Plan and the Medium and Long-Term Development Plan, China targets to increase its consumption of energy from renewable sources to 15% of total energy consumption in China by 2020. The plan also includes the promotion of renewable energy sources. Under the plans, China aims to increase its annual consumption of biofuel, with the consumption of biodiesel targeted at two million tons per year by 2020. According to the Law of Renewable Energy Resources, local governments are required to prepare a renewable energy development plan and provide financial support to renewable energy projects in rural areas. Further, the government may grant businesses engaged in biodiesel production certain benefits and incentives, while petroleum marketing enterprises are required to include biodiesel products that comply with the state standard with respect to fuel sales. These government initiatives could be modified or eliminated altogether. Such a change in policy could adversely affect the growth of the biodiesel market and cause our revenues to decline. Changes to or elimination of initiatives designed to increase general acceptance of clean energy sources could result in decreased demand for our products and have a material adverse effect on our biodiesel business and its results of operations and financial condition.

In addition, the PRC government has enacted regulations that are intended to affect corporate behavior pertaining to the environment. Many of these regulations may be favorable to companies, such as us, that are engaged in environmentally friendly or “green” industries. According to the Medium and Long-Term Development Plan, the share of renewables used in primary energy consumption is to be increased from 7.5% in 2005 to roughly 10% by 2010 and nearly 15% by 2020. However, we cannot assure you that demand for our products will increase or that we will otherwise benefit from such regulations. For example, the PRC Ministry of Finance has issued the Temporary Regulation on the Management of Special Funds for the Development of Renewable Resources. Pursuant to this regulation, special funds will be provided to companies for the development of renewable resources, including petroleum substitutes. These funds may be used to promote advancement in the development of energy sources that compete with biodiesel, which may in turn reduce demand for biodiesel.

If environmental regulations are relaxed in the future, or if the enforcement of environmental regulations is not sufficiently rigorous, we may not be able to compete effectively against other manufacturers of energy products, including traditional and other clean energy source products. Our business prospects and the results of operations of our biodiesel business may be adversely affected as a result of any of the foregoing factors.

RISKS RELATING TO BUSINESS OPERATIONS IN CHINA

If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.

The NDRC and the Ministry of Commerce of China jointly promulgated a newly revised Catalog for Guiding Foreign Investment in Industries on October 31, 2007, or the Catalog, which came into effect on December 1, 2007. The Catalog was further amended on December 24, 2011, which came into effect on January 30, 2012. Pursuant to the Catalog, biodiesel production is classified as a sub-category of the agricultural food processing industry, which is a restricted industry, and, as a result, any such biodiesel production business in China must be majority-owned by PRC citizens and/or entities.

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

The global financial and economic crisis that began in 2008 adversely affected the U.S. economy and many other parts of the world, including the PRC. As a result of this crisis, financial markets experienced significant disruptions, leading to extreme volatility and dislocation of the global capital markets. Many of the world’s major economies entered into recession and have not fully recovered. The PRC economy also slowed down significantly in the second half of 2008 and during 2009. Due in part to the global financial crisis, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008, the PRC government announced an economic stimulus package in the amount of RMB4 trillion. In 2010, China’s economic growth has approached its pre-crisis level a year after the adoption of a stimulus package. However, the country’s strategy has raised concern that loose monetary policy could inflate the consumer price index, or CPI, form a real estate bubble, build up redundant production capacity and saddle the economy with bad debts. As a result, the PBOC has recently raised the reserve ratio to tighten liquidity in the financial system.

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

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, as the Chinese economy experienced high rate of increase in residential property prices in recent years, to combat high property prices and prevent the economy from overheating, the PRC government adopted a number of measures, including raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. We cannot assure you that the various macroeconomic measures and monetary policies adopted by the PRC government to guide economic growth and the allocation of resources will be effective in improving the growth rate of the Chinese economy. In addition, such measures, even if they benefit the overall Chinese economy in the long-term, may materially and adversely affect us if they reduce the demand for biodiesel or copper products.

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

We are a holding company, and we rely principally on dividends and other distributions paid by our intermediate holding companies, Carling Technology Limited (“Carling Technology”), Brightest Resources Limited (“Brightest Resources”), Joywin Technology Limited (“Joywin Technology”), Profit Faith Technology Limited (“Profit Faith Technology”), Engen, Gushan Holdings Limited (“Gushan Holdings”), Kim Yau Limited (“Kim Yau”), True Excel Holdings Limited (“True Excel”), and our PRC subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur or financing we may need for operations other than through our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to our intermediate holding companies and us. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass, Jin Xin and Xiangbei, as a foreign-invested enterprise in China, is required under PRC laws and regulations to provide for statutory general reserves. Each is also required to allocate at least 10% of their after tax profits as reported in the PRC statutory financial statements to the statutory general reserves and has the right to discontinue allocations to these funds once the cumulative amount of such reserves has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders, except in a liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2011, the amount of these restricted portions was RMB78.4 million (US$12.5 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be indirect to our business, pay dividends, and otherwise fund and conduct our business.

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

The value of the Renminbi against other foreign currencies is subject to changes in the PRC’s policies and international economic and political developments. Under the current managed floating exchange rate system, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC, which are quoted daily based on the previous day’s inter-bank foreign exchange market rates. Since 1994, the official exchange rates for the conversion of Renminbi into U.S. dollars have been relatively stable. In July 2005, the PRC government discontinued pegging the Renminbi to the U.S. dollar. However, the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the PBOC regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. Nevertheless, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long-term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market. Fluctuations in the exchange rate will also affect the relative value of any dividend that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments or deposits we make, if any.

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

The New CIT Law provides that, if an enterprise incorporated outside the PRC has its “de facto management organization” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and thus may be subject to CIT at the rate of 25% on its worldwide income. The Implementation Rules of the Corporate Income Tax Law prescribe that a “de facto management organization” means an organization that exercises substantive and overall management and control over the enterprise’s business operations, personnel, finance, property and other functions. Although the Implementation Rules provide a definition of “de facto management organization,” such definition has not been tested and there remains uncertainty as to the circumstances under which a non-PRC enterprise’s de facto management organization is considered to be located in the PRC. We may be deemed a PRC tax resident enterprise and therefore subject to a CIT rate of 25% on our worldwide income because a majority of the members of our management are located in China.

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

We cannot provide any assurances that all of our indirect owners who are PRC residents will register as required. The failure of these indirect owners to register as required or to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future indirect owners of our Company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such indirect owners to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

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

To implement the Administrative Rule on Foreign Exchange Matters of Individuals and its related Implementing Rule, on February 15, 2012, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Regulation for Domestic Individuals Participating in Equity Incentive Plans of Overseas Listed Companies, or Circular No. 7. For any share option plans which are covered by Circular No. 7 and are adopted by an overseas listed company, Circular No. 7 requires the employee participants conduct the foreign exchange registration of the share option plan. In addition, Circular No. 7 also requires the employee participant to follow a series of requirements, including written applications for participation of the share option plan, the evidence on the share option plan (such as the overseas listed company announcement).

Our share option scheme is subject to Circular No. 7. We are planning to register our chare options issued to our employees in due course. The failure to comply with such provisions may subject us and the participants of our share option scheme who are PRC citizens to fines and legal sanctions and may prevent us from further granting options under our share option scheme to our employees. Such events could adversely affect our business operations.

RISKS RELATED TO OUR ORDINARY SHARES AND ADSs

If we fail to meet all applicable NYSE continued listing standards and the NYSE determines to delist our common stock, the delisting could adversely affect the market liquidity of our ADSs and the market price of our ADSs could decline.

On May 1, 2012, we received a letter from the NYSE notifying us that we were not in compliance with one of the NYSE’s standards for continued listing of our ADSs on the exchange. Specifically, the NYSE indicated that it considers our Company to be “below criteria” because, as of December 31, 20111, our average global market capitalization over a consecutive 30 trading-day period was less than USD50 million and, at the same time, our total stockholders’ equity was less than USD50 million. On April 27, 2012, we reported that as of December 31, 2011, our total shareholders’ equity attributable to our Company was approximately USD36.2 million. As of December 31, 2011, our average global market capitalization over a consecutive 30 trading-day period was approximately USD27.5 million.

Under NYSE continued listing rules, we have 90 days from the receipt of the letter to submit a plan advising the NYSE of definitive action we have taken, or are taking, that would bring us into conformity with the applicable standards within 18 months of receipt of the letter. If the NYSE staff determines that we have not made a reasonable demonstration of our ability to come into conformity with the applicable standards within 18 months, the NYSE staff will promptly initiate suspension and delisting procedures. Otherwise, if the NYSE staff accepts the plan, we will be subject to semi-annual review by the NYSE staff for compliance with the plan until either we are able to demonstrate that we have returned to compliance for a period of two consecutive quarters or until the expiration of the 18 month period. The NYSE staff will promptly initiate suspension and delisting procedures if we fail to meet the continued listing standards by the end of the 18-month period.

If our ADSs are delisted then: (i) our market liquidity could be adversely affected and the market price of our ADSs could decline and (ii) our ability to obtain financing could also be adversely affected.

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

Our interests may conflict with those of the non-controlling shareholders of Engen and the selling shareholders of Xiangbei.

We have a 75% ownership interest in Engen, the holding company of our copper products business, and there are two non-controlling shareholders that own the remaining 25% ownership interest in Engen, as of the date of this annual report. The selling shareholders of Xiangbei may acquire up to 14.17% of Engen’s enlarged share capital if Xiangbei is able to achieve the profit targets as specified in the relevant earn-out arrangement. These non-controlling shareholders have significant influence over management and operations of our copper products business, through, among other things, a representative on the board of directors of Jin Xin and in the management teams of Jin Xin and Xiangbei as well as shareholders’ voting rights.

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

We may be required to raise additional funding to meet our working capital or capital expenditure requirements or issue additional ordinary shares for future acquisitions or other purposes in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. As of the date of this annual report, we had 190,831,943 ordinary shares outstanding, including 101,391,628 ordinary shares outstanding under the name of the depositary on behalf of the holders of 10,139,162 ADSs and 12,000,000 ordinary shares held in escrow in relation to the acquisition of Jin Xin. In addition, in relation to the acquisition of Xiangbei, we are subject to a three year earn-out arrangement under which we may be required to issue up to 20,000,000 ordinary shares by 2014 and if the volume weighted average trading price of our ordinary shares over the 30 calendar day period immediately after the public announcement of our 2013 annual financial results is below US$1.25 per ordinary share or US$12.50 per ADS, we may also be required to issue additional ordinary shares to Gold Wide and Silvery Boom up to a maximum value of RMB20 million.

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

As a result of being a public company, we are subject to financial reporting and other requirements for which our accounting internal audit and other management systems and resources may not be adequately prepared.

We are subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. These requirements of Section 404 first applied to our annual report on Form 20-F for the fiscal year ended on December 31, 2008. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting. Although our management determined that our internal controls over financial reporting were effective at December 31, 2011, see Item 15, “Controls and Procedures,” in the future our management may conclude that our internal controls over our financial reporting are not effective.

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

We do not expect to be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2012 or in the foreseeable future. However, the application of the PFIC rules is subject to ambiguity in several respects, and PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets, which may change from time to time. Because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares or ADSs, which has been fluctuating and is likely to continue to fluctuate, we may be a PFIC for any taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder, as defined under Item 10.E, “Additional Information—Taxation—United States Federal Income Taxation,” held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to such U.S. Holder.

For more information on the tax consequences to you if we were treated as a PFIC, see Item 10.E, “Additional Information—Taxation—U.S. Holders—Passive foreign investment company.”

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may include audit documentation located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued an audit opinion in the financial statements included herein, as auditors of companies that are traded publicly in the United Stateds and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB. Since the significant portion of the audit is conducted in China and the work papers related to such portion are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the work papers of our auditors that are located in China are not currently inspected by the PCAOB.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The ability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our predecessor company, Sichuan Gushan, was established in China on June 14, 2001. In April 2005, the shareholders of Sichuan Gushan contributed their equity interests in Sichuan Gushan to Carling Technology, a company incorporated on January 5, 2005 in the British Virgin Islands. Since then, Carling Technology has become the ultimate holding company of four additional subsidiaries in China, three of which were established by us and one of which was acquired by us. In anticipation of our initial public offering, we incorporated Gushan Environmental Energy Limited in the Cayman Islands on May 16, 2006, as our listing vehicle and our holding company. Through a series of transactions, Gushan Environmental Energy Limited became the holding company of Carling Technology in September 2007. In December 2007, we completed the initial public offering of our ADSs and listed our ADSs on the NYSE.

We currently conduct our operations primarily through the following subsidiaries in China:

•	Sichuan Gushan, a wholly foreign-owned enterprise established in China on June 14, 2001;

•	Fujian Gushan, a wholly foreign-owned enterprise established in China on May 13, 2005;

•	Handan Gushan, formerly known as Feixiang Gushan Vegetable Fat Chemistry Co., Ltd., a sino-foreign joint venture established in China on May 15, 2003, which we acquired on June 1, 2005;

•	Beijing Gushan, a wholly foreign-owned enterprise established in China on August 17, 2006;

•	Shanghai Gushan, a wholly foreign-owned enterprise established in China on December 18, 2006;

•	Chongqing Gushan, a wholly foreign-owned enterprise established in China on January 24, 2008;

•	Hunan Gushan, a wholly foreign-owned enterprise established in China on January 14, 2008;

•

Jin Xin, a registered company established in China on February 3, 2009, in which we acquired an initial 67% indirect ownership interest on November 3, 2010 and subsequently acquired an additional 8% interest on January 1, 2011, increasing our indirect ownership interest to 75%; and

•	Xiangbei, a registered company established in China on January 18, 2011, in which we acquired 75% indirect ownership interest on August 1, 2011.

See Item 4.C, “Information on the Company—Organizational Structure” for further information.

On February 24, 2012, we received a preliminary non-binding proposal letter from Mr. Jianqiu Yu, our Chairman and Principal Executive Officer, to acquire all of our outstanding ordinary shares not currently owned, legally or beneficially, by him, for US$1.599 per ADS or US$0.1599 per ordinary share in cash. As of February 24, 2012, Mr. Yu controlled approximately 34.8% of our outstanding shares. Our Board of Directors formed a special committee of independent directors (the “Special Committee”) consisting of Messrs. Denny Ting Bun Lee, Kang Nam Chu and Dongming Zhang to consider the proposed transaction. On March 9, 2012, the Special Committee retained PiperJaffray as its financial advisor, Akin Gump Strauss Hauer & Feld LLP as its United States legal counsel, and Walkers Global as its Cayman Islands legal counsel to assist it in its work. As of the date of this annual report, the Special Committee is continuing its evaluation of the proposed transaction.

For a description of our principal capital expenditures since January 1, 2009 and principal capital expenditures currently in progress, including the amount invested and method of financing, see Item 5.B, “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Acquisition and Capital Expenditures.”

Our principal executive offices are located at No. 12, Harbour District, Changan Investment Zone, Fuzhou Mawei Economic & Technical Development Area, Fujian Province, People’s Republic of China. Our telephone number at this address is (86 591) 8369–0555 and our fax number is (86 591) 8369–2555. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our telephone number at this address is (345) 945-3901. Our Hong Kong office is located at Room 908, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Central, Hong Kong. Our telephone number at this address is (852) 2587-7212 and our fax number is (852) 2587-7199.

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

B. Business Overview

Overview

We are a manufacturer of copper products and a producer of biodiesel and biodiesel by-products. We commenced our copper products business in 2010 with our acquisition of Jin Xin. Our aggregate annual copper product production capacity was approximately 18,000 and 63,000 tons of copper products as of December 31, 2010 and 2011, respectively. We sold 3,787 and 23,154 tons of copper products for the years ended December 31, 2010 and 2011, respectively. Our aggregate annual biodiesel production capacity was 450,000, 390,000 and 490,000 tons of biodiesel as of December 31, 2009, 2010 and 2011, respectively. We sold 143,818, 42,391 and 8,178 tons of biodiesel for the years ended December 31, 2009, 2010 and 2011, respectively.

The following table sets forth our revenues for our copper products and biodiesel businesses for the periods indicated:

	Year ended December 31,
	2009		2010		2011		2011
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentage)
Copper Products Business	—	—	205,059	50.2	1,396,375	96.3	221,862
Biodiesel Business	628,186	100.0	203,439	49.8	53,359	3.7	8,478

Total	628,186	100.0	408,498	100.0	1,449,734	100.0	230,340

For 2009, 2010 and 2011, our five largest customers contributed 22.4%, 33.7% and 44.8% of our consolidated revenues, respectively, while our largest customer contributed 7.4%, 10.0% and 13.8% of our consolidated revenues, respectively. In 2009, none of our customers accounted for more than 10.0% of our revenues. In 2010, one of our customers accounted for more than 10.0% of our consolidated revenues and in 2011, three of our customers each accounted for more than 10.0% of our consolidated revenues.

We generated revenues of RMB628.2 million, RMB408.5 million and RMB1,449.7 million (US$230.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010 and 2011, we had net loss attributable to our Company of RMB283.5 million, RMB1,109.0 million and RMB747.7 million (US$118.8 million), respectively.

Copper Products Business

We manufacture and sell copper rods, copper wires, copper granules, copper bars and copper plates primarily from copper and, to a lesser extent, electrolytic copper. We operate our copper products business through our 75%-owned subsidiaries, Jin Xin and Xiangbei.

We entered the copper products business in November 2010 with our acquisition of a 67% indirect ownership interest in Jin Xin. In January 2011, we acquired an additional 8% indirect ownership interest, increasing our indirect ownership in Jin Xin to 75%. In August, 2011, we expanded our copper products business by acquiring a 75% indirect ownership interest in Xiangbei.

We currently have two production facilities, located in Sichuan and Hunan. As of December 31, 2011, our daily production capacity was approximately 210 tons of copper products and we had a total designed annual production capacity of approximately 63,000 tons. We purchase scrap copper from domestic suppliers located throughout the PRC. We then manually separate the scrap copper into product categories and process it for sale. We sell our copper products to both downstream manufacturers, for use primarily in the production of power cables and communication cables, and to raw material traders.

Our copper products business generated revenues of RMB205.1 million and RMB1,396.4 million (US$221.9 million) for the years ended December 31, 2010 and 2011, respectively. For the years ended December 31, 2010 and 2011, we had net profit attributable to our copper products business of RMB8.3 million and RMB2.9 million (US$0.5 million), respectively.

The following map sets forth the locations of our existing and planned copper production facilities:

Our Products

We obtain and process scrap copper to produce a range of products to meet our customers’ needs in terms of size, purity and other specifications. We then sell our products to intermediaries and manufacturers for further processing into power cables, communication cables and a wide variety of other products. Furthermore, we also sell scrap materials left in our production lines, such as copper ash to our customers to recycle into raw materials. In addition, we also perform processing services, whereby we will process scrap copper owned by our customers into copper products based on our customers’ specifications to earn processing income.

Raw Material Supply

Raw materials for our copper products business primarily include scrap copper from household appliances and from manufacturing. Our major copper raw material suppliers are private enterprises engaged in the collection of unprocessed scrap copper in China. Our suppliers are located throughout the PRC. We believe there is an abundance of scrap copper suppliers in the PRC from which we can source our inputs at reasonable prices.

As we buy scrap copper at prevailing market prices, the market price of copper affects our raw material costs. The price of copper has fluctuated significantly since 2009. For example, the spot price of copper in China ranged from a low of approximately RMB27,000 per ton to a high of RMB75,000 per ton during the period from 2009 to the end of the first quarter of 2012.

We generally conduct our copper products business with suppliers on an order-by-order basis and do not enter into any long-term purchase contracts. Our scrap copper suppliers in Sichuan and Hunan generally grant us credit periods of approximately seven days. We also pay our suppliers in cash on delivery terms.

In 2010, we had only two scrap copper suppliers who supplied all of the raw materials for our copper products business. In 2011, our five largest scrap copper suppliers accounted for 50.2% of our consolidated cost of revenues, while our largest supplier represented 14.9% of our consolidated cost of revenues. For each of the years ended December 31, 2010 and 2011, we had two suppliers that each represented more than 10% of our consolidated cost of revenues. For the years ended December 31, 2010 and 2011, we used 4,517 tons and 22,100 tons of scrap copper, respectively, in our copper products business.

Manufacturing

Production Process

The following chart illustrates our production process in our copper products business:

We purchase scrap copper from our suppliers and sort it manually into product categories. Scrap copper wires and cables are processed using a wire stripper to strip off their plastic coating. Scrap copper is sheared and cut in a shredder into copper granules. We process scrap copper into copper concentrates, or secondary copper, through melting and drawing into copper rod and wires.

Quality Control

We apply rigorous quality control standards and have implemented safety procedures at all of our production facilities.

We assess our raw material suppliers regularly in accordance with specified criteria on pricing, quality of raw materials supplied, the source of the scrap copper and quality of service. Before entering into a relationship with a new supplier, we conduct diligence on the supplier’s background and reputation to assess its suitability to act as one of our suppliers.

We physically inspect raw materials for dangerous materials by examining samples taken from each type of scrap copper to determine its purity and metal content. We also inspect our raw materials to determine whether they contain significant amounts of chemical residuals or other environmental pollutants, which would then be removed by our suppliers.

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our copper production facilities.

Customers

Our copper customers are primarily power cable manufacturers and raw material traders. Demand for our copper products is subject to seasonal fluctuations. Due to the Chinese New Year holiday in the first half of each year, demand for our copper products is generally lower than demand in the second half of the year. As a result, fluctuations in demand for copper products in the second half of the year may have a disproportionate impact on our results of operations. We grant credit periods of approximately 10 days to our major copper customers for account receivables and sell to other customers on cash on delivery terms.

For 2010 and 2011, our five largest customers of our copper products business contributed 27.2% and 44.8% of our consolidated revenues, respectively, while our largest customer contributed 10.0% and 13.8% of our consolidated revenues, respectively. In 2010, one of our copper products customers accounted for more than 10.0% of our consolidated revenues. In 2011, three of our copper products customers each accounted for more than 10.0% of our consolidated revenues.

Sales and Marketing

We conduct all of our sales through direct sales by our own sales personnel of our operating subsidiaries. We sell copper products to customers located throughout China. We generally deliver our copper products to our customers.

Our sales team places strong emphasis on building long-term relationships with our customers by actively seeking customer feedback. Our sales personnel regularly contact our customers and visit them to obtain feedback and gather market information.

Intellectual Property

In September 2010 we filed two patent applications with the State Intellectual Property Office of the PRC relating to certain of our manufacturing processes.

Competition

The recycled copper industry in China is fragmented and the competition is intense. We compete with numerous other recycled copper companies for both raw materials and sales of copper products. Competition for raw materials is based on price and proximity to the source of raw materials. Competition for sales is primarily based on price, quality of products, sales, capacity and proximity to customers. We compete primarily with local metal recycling companies, and those who import recycled scrap copper from overseas.

Environmental Matters

According to PRC environmental laws and regulations, we are required to adopt effective measures to prevent and control pollution to the environment in connection with our copper products business. We monitor our compliance with applicable environmental regulations relating to noise and solid waste discharge and have established an environmental control system pursuant to the applicable regulations.

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

Biodiesel Business

We produce and sell biodiesel and by-products of biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Biodiesel is a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily produced from a variety of feedstocks, such as vegetable oil, animal fat and recycled cooking oil. Biodiesel can be used to fuel a wide range of diesel engines, typically after blending with diesel, including diesel engines found in trucks, mass transit vehicles, marine vessels and generators and is also used as fatty acid methyl ester in the chemical industry. The by-products of our biodiesel production have numerous commercial applications in the food, pharmaceutical and manufacturing industries.

We pursue technological innovations and improvements to our manufacturing methods and processes. We have obtained three patents in China, one for a biodiesel manufacturing method we invented, one for a method of producing fatty acid methyl ester and the other for a method of producing certain by-products. We also have four pending patent applications in China relating to methods of producing different types of by-products of biodiesel production. We have also obtained a patent for a biodiesel manufacturing method from the United States Patent and Trademark Office. We believe our emphasis on technological innovations and production efficiency has contributed significantly to our competitive position as a leader in the PRC biodiesel industry.

We sell our products in China to direct users, including marine vessel operators and chemical companies, in addition to petroleum wholesalers and individual retail gas stations. We primarily use vegetable oil offal and used cooking oil to produce biodiesel. We acquire the raw materials supply for each of our production facilities primarily from local suppliers.

Our biodiesel business currently has seven production facilities located in Fujian, Sichuan, Hebei, Beijing, Shanghai, Chongqing and Hunan in China. Our aggregate annual biodiesel production capacity has increased from 10,000 tons in 2001 to 490,000 tons as of April 30, 2012. Since the first quarter of 2011, our raw material input costs have increased at a rate higher than the rate of increase in our average biodiesel selling prices. The cost of increase in our raw material input costs appeared to be stabilizing during the third and fourth quarter of 2011. However, since the third quarter of 2011, local governments began to crack down on illegal practices of collectors of used cooking oil to prevent them from allegedly selling used cooking oil to processors who illegally process and resell the used cooking oil as virgin edible oil for public consumption. This action by the local governments has forced many used cooking oil collectors, including our suppliers, to suspend their operations. Consequently, there has been a shortage in supply of raw materials that contributed to our decision to suspend substantially all of our biodiesel production. Given the high raw material input costs, the shortage of raw materials, and slowing demand, we do not expect to resume our production of biodiesel and biodiesel by-products on a large scale basis unless our plants are able to operate on a positive cash flow basis. We consider the probability of resuming such production on a large scale basis in the near future to be remote. As of the date of this annual report, only our Sichuan biodiesel production facility is currently in operation.

Our biodiesel business generated revenues of RMB628.2 million, RMB203.4 million and RMB53.3 million (US$8.4 million) for the years ended December 31, 2009, 2010 and 2011, respectively. For the years ended December 31, 2009, 2010 and 2011, we had net loss attributable to our biodiesel business of RMB283.5 million, RMB1,066.9 million and RMB716.8 million (US$113.9 million), respectively.

The following map sets forth the locations of our existing biodiesel production facilities, of which only our Sichuan biodiesel production facility is currently in operation:

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

The properties of the raw materials we use at our particular plants determine our product mix at our respective production facilities. Although our biodiesel by-products do not enjoy comparable demand to biodiesel, in general, they generate greater profit margins than our biodiesel.

Many of our customers mix the biodiesel they purchase from us with their own diesel.

The following table sets forth information regarding our biodiesel and biodiesel by-products sales volumes for the periods indicated:

	Year ended December 31,
	2009		2010		2011
	Sales volume (in tons)	% of biodiesel sales volume	Sales volume (in tons)	% of biodiesel sales volume	Sales volume (in tons)	% of biodiesel sales volume
Biodiesel	143,818	88.6	42,391	87.0	8,178	84.8
Biodiesel by-products	18,469	11.4	6,314	13.0	1,464	15.2

Total	162,287	100.0	48,705	100.0	9,642	100.0

Beginning in 2009, the PRC government introduced regulations to, among other things, increase consumption tax rates on various refined oil products, including diesel, eliminate the specific exemption for biodiesel products that are produced from animal and vegetable fats and oils and subject biodiesel that is processed from diesel or predominately mixed with diesel to consumption tax.

In December 2010, the Ministry of Finance and the PRC SAT issued Caishui 118. According to Caishui 118, subject to fulfillment of certain conditions, pure biodiesel made from animal fats or vegetable oils is exempt from consumption tax in the PRC. Caishui 118 was effective immediately and applies retroactively to January 1, 2009. On June 15, 2011, the Ministry of Finance and the PRC SAT issued Caishui [2011] No.46 which clarifies the scope of the consumption tax-free waste animal and plant oils for biodiesel production. We believe that biodiesel produced at all of our production facilities will satisfy the conditions set forth by Caishui 118 and Caishui [2011] No. 46 and therefore qualify for the exemption.

We did not pay consumption tax for our sales of biodiesel products in 2009 but made a provision of RMB103.8 million, which was reversed in 2010 and recorded as other operating income in 2010.

Although the consumption tax issue was resolved in December 2010, our sales volume of biodiesel and biodiesel by-products in 2011 decreased significantly compared to 2010 as a result of our decision to extend the suspension of certain biodiesel plants and initiate the suspension of substantially all of our other biodiesel plants due to raw material shortages, high raw material input costs, and slowing demand. Given the high raw material input costs and the shortage of raw materials, we do not expect to resume production of biodiesel and biodiesel by-products on a large scale basis unless our plants are able to operate on a positive cash flow basis. We consider the probability of resuming such production on a large scale basis in the near future to be remote.

Raw Material Supply

We use vegetable oil offal, which is the waste or by-product generated in connection with the manufacturing of vegetable oil, and used cooking oil as the primary raw materials for our biodiesel manufacturing process. Recycling of vegetable oil offal and used cooking oil also carries additional environmental benefits as disposal without proper processing can be hazardous. These inedible oils were sourced from provinces in the southern and western part of China. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to relatively higher-grade, higher-cost feedstock. For example, we are able to process raw materials with lower oil and free fatty acid content and which may contain a mixture of different types of oil, and we do not have any requirements on the ratio of oil and free fatty acid content, thus allowing us greater flexibility in the raw materials that we purchase.

To help secure adequate raw materials supplies and minimize purchasing costs, historically we have used one to two main feedstock suppliers and several secondary suppliers for each production facility. We conduct business with suppliers on an order by order basis. We determine raw material prices based on arm’s-length negotiations with our suppliers shortly prior to delivery with reference to market prices.

The following table sets forth a summary, for the periods indicated, of the aggregate amounts of vegetable oil offal, used cooking oil and castor bean oil used in our operations:

	Year ended December 31,
	2009	2010	2011
	(in tons)	(in tons)	(in tons)
Vegetable oil offal and used cooking oil	182,512	53,034	12,883
Castor bean oil	6,023	5,123	—

Total	188,535	58,157	12,883

We historically have secured supplies of vegetable oil offal from vegetable oil producers near our production facilities through local privately owned collecting agencies. The raw material suppliers for used cooking oil are also local collecting agencies that collect used cooking oil from restaurants and other sources. Our suppliers typically deliver raw materials directly to us. Under our typical terms with our suppliers, we settle payments within 30 days. To ensure adequate supplies and to better support the working capital needs of the raw materials collecting agencies, we have sought to settle our payables with our raw material collecting agencies over a shorter period of time, typically three to seven days, or in the form of prepayment.

In order to help diversify and secure our source of feedstock at a stable price, we signed two contracts in respect of supplies of castor bean oil with a supplier in Sichuan and castor beans with another supplier in Indonesia in 2009. Castor bean oil itself is an intermediate product in the chemical industry as well as a raw material used to produce biodiesel. During the fourth quarter of 2010, due to continuous problems with the climate and quality of the castor bean, we decided to terminate the supply contract in Indonesia. The payment of RMB4.8 million in connection with such supply contract for castor bean was written off in the fourth quarter of 2010. In 2011, our contract with the supplier in Sichuan was cancelled and we received a compensation of RMB5.2 million (US$0.8 million).

Our raw material input costs have increased at a rate higher than the rate of increase in our average biodiesel selling prices. In particular, our raw material input costs have risen significantly since the first quarter of 2011. In addition, since the third quarter of 2011, local governments began to clamp down on collectors of used cooking oil to prevent them from allegedly selling used cooking oil to processors who illegally process and resell the used cooking oil as virgin edible oil for public consumption. This action by the local governments has forced many used cooking oil collectors, including our suppliers, to suspend their operations. Consequently, there was a shortage in supply of raw materials. This shortage was one of the main factors contributing to our decision to extend and/or implement the suspension of substantially all of our biodiesel and by-products production. We consider the probability of resuming such production on a large scale basis in the near future to be remote. As of the date of this annual report, only Sichuan Gushan’s biodiesel production facility is in operation.

For 2009, 2010 and 2011, the five largest suppliers to our biodiesel business represented 35.7%, 35.0% and 4.0% of our consolidated cost of revenues, respectively, while our largest supplier to our biodiesel business represented 9.6%, 16.7% and 2.2% of our consolidated cost of revenues, respectively. One of our biodiesel suppliers accounted for over 10% of our consolidated cost of revenues in each of 2009 and 2010. In 2011, none of our biodiesel suppliers accounted for more than 10% of our consolidated cost of revenues.

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

For 2009, 2010 and 2011, our five largest biodiesel and by-products customers contributed 22.4%, 22.2% and 1.6% of our consolidated revenues, respectively, while our largest customer of our biodiesel business contributed 7.4%, 9.3% and 0.5% of our consolidated revenues, respectively. In 2009, 2010 and 2011, none of our customers accounted for more than 10.0% of our consolidated revenues.

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

In September 2010, we filed two applications with the State Intellectual Property Office of the PRC relating to methods of producing different types of copper products. We also have four pending patent applications that have been filed in China involving technologies for producing new fuel additives, and erucic acid and fatty acid.

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

Real Property

We both own and lease properties for our operations. With respect to our existing and planned production facilities, we have land use rights certificates for approximately 327,251 square meters of land and expect to obtain land use rights certificates for a total of approximately 63,356 square meters of land. We occupy our owned properties for purposes of production, research and development and employee living quarters. Our principal executive and administrative offices are located at Fujian Gushan’s production plant.

The following table sets forth the buildings for which we did not have building ownership certificates as of December 31, 2011:

Subsidiary owning the buildings	Net book value of the buildings as of December 31, 2011	Expected probability of not obtaining building ownership certificates	Expected timing to obtain building ownership certificates
Fujian Gushan	Nil	Probable	This is a small engine room measuring 319 sq.m., representing approximately 4.4% of Fujian Gushan’s total floor area. We are seeking to amend the existing building ownership certificate for Fujian Gushan with the relevant authority to cover this engine room. We do not believe that the consequences of the failure to amend the building ownership certificate to cover the engine room, including imposition of any fines or penalties, would be material to its operations at Fujian Gushan.

Beijing Gushan	Nil	Remote	We expect to obtain the building ownership certificate within 18 months from the date of this annual report.

Shanghai Gushan	Nil	Remote	We expect to obtain the building ownership certificate within 12 months from the date this annual report.

Sichuan Gushan	Nil	Remote	We expect to obtain the building ownership certificate within 12 months from the date this annual report.

Jin Xin (Sichuan Province)	RMB21.4 million	Remote	We expect to obtain the building ownership certificate within 12 months from the date this annual report.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work related injury insurance and medical insurance for our employees. We also maintain insurance for our projects under construction, plants, machinery, equipment, inventories and motor vehicles. We do not maintain product liability insurance for our biodiesel products or our copper products.

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. In August 2009, a contractor for our production facility filed a lawsuit against us in the People’s Court of Fengxian District, Shanghai, alleging that we failed to pay the contract sum due for the contractor’s construction work on our Shanghai plant. We defended this lawsuit on the basis that the quality of the construction did not meet the standard agreed upon between us and the contractor and that we were entitled to withhold the remaining balance. On January 18, 2010, the court issued a judgment in favor of the contractor and held us liable for approximately RMB5.9 million. We appealed this decision to the Shanghai No. 1 Intermediate People’s Court but our demurrer was overruled on April 2, 2011, and we were found liable to the contractor for approximately RMB6.1 million, which we paid in full on June 28, 2011.

Other than the allegations described above, we are not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations or cash flows.

PRC Regulations

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China and our shareholders’ right to receive dividends and other distributions from us.

On March 27, 2007, the Ministry of Commerce, the Ministry of Construction, the Ministry of Public Security, the State Administration for Industry and Commerce, the State Administration of Environmental Protection, and the NDRC jointly promulgated Administrative Measures for the Recovery of Renewable Resources (the “Measures”), which came into effect on May 1, 2007. The Measures require that enterprises engaging in the renewable resources recovery business must register with the relevant local department of commercial administration within 30 days after obtaining business license. Enterprises engaging in recycling of waste metals are required to register with the relevant local public security organ within 15 days after obtaining a business license. Enterprises that violate these requirements will be notified by the relevant local department of commercial administration or public security organ, as applicable, and required to correct such violation within a specified time limit or be subject to fines of between RMB500 to RMB2,000. Departments of commercial administration and public security organs may also publicly announce such violations.

On November 30, 2004, the NDRC and the Ministry of Commerce of the PRC jointly promulgated the Catalog, which came into effect on January 1, 2005. The Catalog lists those industries and economic activities in which foreign investment in China is encouraged, restricted or prohibited. On October 31, 2007, the NDRC and the Ministry of Commerce jointly promulgated a further revised catalog, which came into effect on December 1, 2007 and supersedes the Catalog promulgated on November 30, 2004. The Catalog was further amended on December 24, 2011, which came into effect on January 30, 2012 (as amended, the “Catalog”).

With respect to our biodiesel business, pursuant to the Catalog, although the comprehensive utilization and disposal of exhaust gas, discharge liquid, waste residue, and the technology for recycling and comprehensive utilization of resources falls within the encouraged category, biodiesel production is classified as a sub-category of the agricultural food processing industry as a restricted industry. A foreign-invested enterprise engaged in such biodiesel production therefore must be majority owned by PRC citizens or entities because foreign investment in such biodiesel production is restricted. Our PRC legal counsel, Chen & Co. Law Firm, has advised us that based on their understanding of the Catalog, only biodiesel production using agricultural food products as raw materials falls within the “restricted industry” category pursuant to the new catalog. In the opinion of Chen & Co. Law Firm, our biodiesel production process, which utilizes used cooking oil and vegetable oil offal as raw materials, does not fall within the restricted industry category under the new catalog.

According to the Catalog, the “production of high tech non-ferrous metallurgical materials such as super-thin copper strips and copper and iron alloy strips” is classified as programs that foreign investors are encouraged to invest in. We believe that our copper products business falls into the encouraged category.

Our operations have been significantly affected by government policies such as taxation regulations. The PRC government introduced three regulations in relation to consumption tax rates to be levied on diesel products, effective as of January 1, 2009, which raised the consumption tax on diesel products levied on diesel producers from RMB0.10 per liter to RMB0.80 per liter. In order to minimize operating cash outflows that would result from the assessment of consumption tax, we extended the suspension of operations at Fujian Gushan, following the completion of road maintenance by the Fuzhou municipal government in early June 2009. We have also deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively. See Item 3.D, “Key Information—Risk Factors—Our operation have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations,” and “Key Information Risk Factors—Risks Relating to Business Operations in China—PRC tax policies may continue to affect our business, results of operations and financial condition.” In December 2010, the Ministry of Finance and the PRC SAT issued Caishui 118. According to Caishui 118, pure biodiesel made from animal fats or vegetable oils is exempted from consumption tax in China, subject to the satisfaction of certain conditions. Caishui 118 was effective immediately and applies retroactively to January 1, 2009. Accordingly, any consumption tax paid on any such biodiesel since January 1, 2009 will be refunded. On June 15, 2011, the Ministry of Finance and the PRC SAT issued Caishui [2011] No.46, which clarifies the scope of the consumption tax-free waste animal and plant oils for biodiesel production. We expect that biodiesel produced at all of our production facilities will satisfy the conditions set forth by Caishui 118 and Caishui [2011] 46 and qualify for the exemption.

There are substantial uncertainties in the interpretation and application of existing and new PRC laws, regulations or policies. See Item 3.D, “Key Information—Risk Factors—If foreign ownership of the biodiesel production business in China is restricted, we would have to rely on contractual arrangements to derive economic benefits from, and to control, our new PRC operating entities in the future, which may not be as effective in providing control over these entities as direct ownership.”

In light of the rapid growth of the PRC economy and rising consumption of energy, the PRC government increasingly encourages the development and use of renewable energy resources. According to the Medium and Long Term Development Plan of the PRC, the share of renewable energy used in primary energy consumption is to be increased from 7.5% in 2005 to roughly 10% by 2010 and nearly 15% by 2020. The PRC government expects that the renewable energy sector in China will experience rapid expansion in the next few years.

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

The relevant PRC laws and regulations generally impose discharge fees based on the level of emission of pollutants. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise that fails to comply with orders requiring it to rectify the activities causing environmental damage.

Tax Incentives

On December 9, 2008, the PRC SAT and Ministry of Finance jointly issued Policies for Products Generated from Comprehensive Utilization of Resources (Cai Shui [2008] No. 156), a circular on Value-added Tax, or VAT, which stipulated that a VAT refund upon levy would be applicable to enterprises that produce biodiesel by making use of waste animal oil or plant oil to the extent of not less than 70% as their raw materials. This VAT incentive policy is effective from July 1, 2008. To obtain the VAT refund, an enterprise must first apply for and obtain the relevant “Comprehensive Utilization of Resources Verification Certificate”, or CURV Certificate, and then apply for the VAT refund.

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of waste biomass oil or waste lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the CURV Certificate and then apply for the tax reduction.

As of the date of this annual report, each of the CURV Certificates of Beijing Gushan, Shanghai Gushan, Fujian Gushan and Handan Gushan has expired, and Sichuan Gushan has made application for, but not yet obtained its CURV Certificate.

Jin Xin is a social welfare enterprise to which the state and local tax bureau of Mianyang granted preferential tax benefits. According to the Chuanminfa [2007] No. 342 and Guoshuifa [2007] No. 67, Jin Xin is eligible for a VAT refund and concessions subject to the annual review by the state and local tax bureau of Mianyang. According to Mizhenghan [2011] No. 6 and No. 50 and Mishuihan [2011] No. 41, Xiangbei is eligible for a VAT refund and concessions subject to annual review by the state and local tax bureau of Miluo.

In 2011, we recognized VAT refunds and government subsidy income of RMB24.2 million (US$3.8 million).

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

In addition, according to the New CIT Law and its relevant regulations, PRC-resident enterprises are levied withholding tax at 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempted from such withholding tax. Under the previous income tax laws and rules, no withholding tax was required. Since our PRC subsidiaries are invested by non-PRC-resident corporate investors, our Group is subject to withholding tax for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or Mainland China/HKSAR DTA, a qualified Hong Kong tax resident which is the “indirect owner” and holds 25% or more of the equity interest of a PRC-resident enterprise is entitled to a reduced withholding rate of 5%. All of our Group’s foreign-invested enterprises are directly held by Hong Kong tax residents.

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements,” or Circular 601. Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are dependent on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on our undistributed earnings as of December 31, 2009, resulting in a dividend withholding tax expense of RMB7.7 million for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million as of December 31, 2009. In 2010, we reduced the provision for dividend withholding tax by RMB23.6 million in respect of our biodiesel business as a result of the net loss incurred by various PRC subsidiaries, and recognized a provision of RMB1.1 million for Jin Xin’s profit since our initial acquisition in November 2010. In 2011, we reduced the provision for dividend withholding tax by RMB6.1 million (US$1.0 million) as a result of the losses incurred by our biodiesel business, and recognized a provision of RMB5.0 million (US$0.8 million) for profits made by our copper products business.

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

On April 1, 2008, we acquired Eagle Sight Holdings Limited, (“Eagle Sight”), a newly established shell holding company incorporated in Hong Kong. On June 19, 2008, we changed the name of Eagle Sight to Gushan Holdings. On September 11, 2008, we acquired Gushan Bio-Energy, a newly established shell holding company incorporated in Hong Kong. We established Biomass, a wholly foreign-owned enterprise in China on November 3, 2008.

On August 17, 2010, we acquired Engen, a newly established shell holding company in the BVI. On August 27, 2010, we acquired True Excel, a newly established shell holding company in Hong Kong. On November 3, 2010, we acquired a 67% indirect ownership interest in Jin Xin. On January 1, 2011, we acquired an additional 8% of the issued share capital of Engen, increasing our indirect ownership interest in Jin Xin to 75%. Jin Xin is engaged in the manufacturing of copper rods, copper wires and copper granules from recycled copper in Sichuan. On June 1, 2011, Jin Xin established a wholly owned subsidiary, Mian Yang Tong Xin Copper Company Limited (“Tong Xin”), in China.

On August 1, 2011, we acquired 75% indirect ownership interest in Xiangbei. Xiangbei is engaged in the manufacturing of copper rods, copper bars and copper plates from recycled copper and electrolytic copper in Hunan. On August 10, 2011, we acquired Alpha Legend Holdings Limited, a newly established shell holding company in Hong Kong. On October 26, 2011, we acquired Alpha Business Investments Limited, a newly established shell holding company in Hong Kong.

The following diagram illustrates our corporate structure as of the date of this annual report:

D. Property, Plant and Equipment

Biodiesel Production Facilities

The following table sets forth certain information regarding our biodiesel production facilities as of December 31, 2011:

	Sichuan	Hebei	Fujian	Beijing	Shanghai	Chongqing	Hunan
Location	Qin Dong Bei Industrial Park, Mianyang (relocation)(11)	Feixiang, Handan, Hebei	Mawei Investment Park, Fuzhou, Fujian	Daxing District, Beijing	Fengxian District, Shanghai	Changshou Chemical Park, Chongqing	Liuyang Industrial Park, Liuyang, Hunan
Began construction	August 2010	May 2003	June 2005	May 2007	October 2007	April 2008	April 2008
Began production	June 2011	January 2004	February 2006	January 2008	June 2008	— (9)	— (9)
Capacity as of December 31, 2011(1)	Biodiesel: 100,000 tons	Biodiesel: 30,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 100,000 tons	Biodiesel: 30,000 tons	Biodiesel: 30,000 tons
2007 capacity utilization(2)	—	114.4% (biodiesel)	106.7% (biodiesel)(3)	—	—	—	—
2008 capacity utilization(2)	—	95.4% (biodiesel)(5)	99.0% (biodiesel)(5)	65.0% (biodiesel)(4)	78.6% (biodiesel)	—	—
2009 capacity utilization(2)	—	52.2% (biodiesel)	27.9% (biodiesel)(6)	41.9% (biodiesel)(7)	40.9% (biodiesel)(8)(12)	0% (biodiesel)(9)	0% (biodiesel)(9)
2010 capacity utilization	—	29.4% (biodiesel)(13)	0% (biodiesel)(6)	18.6% (biodiesel)(13)	6.6% (biodiesel)(12)	0% (biodiesel)(9)	0% (biodiesel)(10)
2011 capacity utilization(14)	0.28% (biodiesel)(15)	7.8% (biodiesel)	0% (biodiesel)	5.6% (biodiesel)	0.1% (biodiesel)	0.1% (biodiesel)	0% (biodiesel)
Site Area	47,211 square meters(10)	20,575 square meters	61,367 square meters	54,965 square meters	39,699 square meters	41,838 square meters	46,223 square meters

(1)	Capacity refers to the maximum annual amount of biodiesel that we can concurrently produce when we operate at full production as of December 31, 2010. The capacity of Shanghai Gushan was 50,000 tons from January to July 2009 and 100,000 tons from August to December 2009.
(2)	Our production levels can be adjusted to exceed the design production capacity, which is estimated based upon 300 annual working days. As our production facilities typically operate 50 working weeks annually and 24 hours a day, our capacity utilization can exceed 100%. The utilization rate is calculated based on actual sales volume and weighted average annual capacity.
(3)	In October 2007, we suspended production at our Fujian plant for approximately two weeks in order to carry out maintenance operations.
(4)	From August 1 to September 20, 2008, we suspended operations at our Beijing plant for about seven weeks due to the heightened enforcement of traffic control measures adopted by the Beijing municipal government in preparation for the hosting of the 2008 Beijing Olympic and Paralympic games.
(5)	In November and December of 2008, we suspended production at our Fujian, Hebei and our prior Sichuan plants for a few weeks to carry out repair and maintenance operations.
(6)	From April 19, 2009, we suspended operations at our Fujian plant due to road maintenance that resulted in restricted access to the plant by our suppliers and customers. We subsequently extended the suspension of operations in order to minimize operating cash outflows that would result from the assessment of consumption tax from a local tax bureau. As of the date of this annual report, Fujian Gushan has not resumed production.
(7)	In January 2009, we suspended production at our Beijing plant for approximately one month in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(8)	From mid June to mid August 2009, we suspended production at our Shanghai plant for approximately two months in order to perform a capacity upgrade from 50,000 tons to 100,000 tons.
(9)	Following completion of construction of our Chongqing and Hunan plants in May and July 2009, we deferred the commencement of operations at those plants pending resolution of the consumption tax issue. Although the consumption tax issue was resolved in our favor in December 2010, as of the date of this annual report, we have not commenced production at our Chongqing and Hunan plants.
(10)	Excludes 28,665 square meters of land used for Sichuan Gushan’s old plant in San Tai, Mianyang, Sichuan.
(11)	Sichuan Gushan suspended production in San Tai County beginning August 1, 2010 for the relocation to its new plant in Qin Dong Bei Industrial Park.
(12)	Shanghai Gushan suspended production from April 2010 due to Expo 2010 and a lawsuit filed against us by a construction contractor. As of the date of this annual report, Shanghai Gushan has not resumed production.
(13)	In 2010, to help mitigate the potential adverse impact from the consumption tax issue, we continued our efforts to expand our alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing our sales of biodiesel to the refined oil market. This strategy contributed in part to the year-to-year decrease in the sales volume of biodiesel because the size of our customer base in the chemical industry is smaller than that of the refined oil market.
(14)	In 2011, we suspended or continued the suspension of substantially all of our production at our production facilities due to raw material shortages and adverse market conditions.
(15)	Sichuan Gushan commenced operation at its new plant in Qin Dong Bei Industrial Pak from the third quarter of 2011.

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

We commenced relocation of our Sichuan plant in August 2010. The disposal and relocation of its property, plant and equipment was completed as of December 31, 2010. We completed construction of the new Sichuan plant in the second quarter of 2011 with an initial annual biodiesel production capacity of 100,000 tons and commenced operations during the third quarter of 2011.

In 2011, except for Sichuan Gushan, we suspended or continued the suspension of substantially all of our production at our production facilities due to raw material shortages, high raw material input costs and slowing demand.

Copper Products Production Facilities

The following table sets forth certain information regarding our copper production facilities as of December 31, 2011:

	Jin Xin	Xiangbei
Location	Song Ya Town, Farm District, Mianyang, Sichuan	Miluo Industrial Park, Miluo, Hunan

Period operation commenced	February 2009(1)	February 2011(2)
Daily production capacity of copper products as of December 31, 2011	160 tons	50 tons

Capacity utilization from November to December 2010	89.1%	—
Capacity utilization 2011 (Jin Xin only)	42.3%	—
Capacity utilization from August to December 2011 (Xiangbei only)	—	52.4%

Site Area	25,502 square meters(3)	24,563 square meters

(1)	In November 2010, we acquired a 67% indirect ownership interest in Jin Xin. We subsequently increased our indirect ownership interest in Jin Xin to 75% in January 2011.
(2)	In August 2011, we acquired 75% indirect ownership interest in Xiangbei.
(3)	Includes 8,391 square meters of land on which our new copper products production facility is currently under construction.

We are currently in the process of constructing an additional copper products production facility located next to our Sichuan copper products production facility. This facility, when complete, is expected to have a daily production capacity of 160 tons of copper products and an annual production capacity of 48,000 tons of copper products. We began construction of this facility in October 2011 and we expect to complete its construction during 2012. The total estimated cost of this new facility is RMB40 million (US$6.4 million), of which we have spent approximately RMB1.7 million (US$0.3 million). We intend to finance these capital expenditures through our internal resources and short-term bank loans.

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

A. Operating Results

Overview

Our revenues increased significantly in 2011 as a result of the increase in revenues contributed by our copper business accompanying the expansion of our copper products business. We acquired an initial 67% indirect ownership interest in Jin Xin in November 2010. In January 2011, we acquired an additional 8% indirect ownership interest in Jin Xin, increasing its indirect ownership in Jin Xin to 75%. Jin Xin’s revenues contributed RMB205.1 million to our revenues in 2010 and RMB1,211.9 million (US$192.6 million) in 2011. We acquired a 75% indirect ownership interest in Xiangbei in August 2011. Xiangbei’s revenues contributed RMB184.5 million (US$29.3 million) in 2011. Our copper products business contributed RMB1,396.4 million (US$221.9 million) to our revenue in 2011. In 2011, our revenues from our biodiesel business declined due to our decision to extend the suspension of certain biodiesel plants and initiate the suspension of substantially all of our other biodiesel plants due to raw material shortages, high raw material input costs, and slowing demand.

We generated revenues of RMB628.2 million, RMB408.5 million and RMB1,449.7 million (US$230.3 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We incurred a net loss attributable to our Company of RMB283.5 million, RMB1,109.0 million and RMB747.7 million (US$118.8 million) for the year ended December 31, 2009, 2010 and 2011, respectively.

In 2010, we reversed the provision for consumption tax of RMB103.8 million we had made in 2009 based on the issuance of Caishui 118 and Caishui [2011] No. 46 by the Ministry of Finance of the PRC and SAT. We recognized impairment losses on property, plant and equipment of RMB992.6 million and RMB603.3 million (US$95.9 million) in the third quarter of 2010 and the fourth quarter of 2011, respectively, with respect to our biodiesel plants. In 2011, we recognized an impairment loss on goodwill of RMB41.4 million (US$6.6 million), an impairment loss on VAT recoverables of RMB28.2 million (US$4.5 million), and an impairment loss on land use rights of RMB2.9 million (US$0.5 million). In 2010, we incurred a loss on disposal of property, plant and equipment of RMB3.3 million as a result of the disposal and relocation of our Sichuan production facility. In addition, we recognized an increase in fair value of contingent consideration liabilities of RMB2.9 million and a decrease of RMB10.4 million (US$1.6 million) in 2010 and 2011, respectively, as a result of the change in fair value of contingent consideration liabilities in connection with the acquisition of an initial 67% indirect ownership interest in Jin Xin in November 2010 and our acquisition of 75% indirect ownership interests in Xiangbei in August 2011.

The most significant factors that affect our financial condition and results of operations are:

•	economic, political and social conditions in China;

•	tax laws in China;

•	production capacity and utilization;

•	market prices for diesel and copper;

•	demand for, and market awareness of, biodiesel and demand for copper products;

•	supply and costs of principal raw materials;

•	product mix and effect on gross margins; and

•	availability of financing for our copper products business.

Economic, Political and Social Conditions in China

We conduct all of our production in China and we derive all of our revenues from sales to customers in China. As such, economic conditions in China and the geographic markets where we operate will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. During the past three decades, the PRC government has implemented a series of economic reform measures to expand the influence of market forces in the development of the domestic economy. As a result of these reforms, China experienced significant economic growth, achieving a compound annual growth rate, or CAGR, of 14.0% in GDP from 1999 through 2008. Due in part to the global financial crisis, however, the PRC economy slowed down significantly in the second half of 2008. As a result, domestic demand for and consumption of energy and energy products, including biodiesel products, has been adversely affected. Furthermore, there was a slow rebound in refined diesel demand beginning in the fourth quarter of 2009. This trend continued in 2010 and 2011 as China’s economy continued to recover. We believe that economic conditions in China and the geographic markets where we operate will continue to affect our business and results of operations. Our financial condition and results of operations may also be affected by changes in China’s political and social conditions and by changes in laws, regulations or the interpretation or implementation thereof.

Tax Laws in China

In recent years, the PRC government has made a number of amendments to its existing tax laws and introduced a number of new regulations.

On October 27, 2009, the PRC SAT issued Circular 601, which clarifies that a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors dependent upon the specific facts and circumstances, and significant judgment and uncertainty may be involved with such determination. In view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA and after seeking professional advice on the matter, a withholding tax of 10% is applied on the undistributed earnings as of December 31, 2009, resulting in an income tax expense of RMB7.7 million for the year ended December 31, 2009 and a deferred tax liability of RMB29.6 million as of December 31, 2009, in view of the uncertainty in the definition of “beneficial owner” under the Mainland China/HKSAR DTA. See Item 4.B, “Business Overview—PRC Government Regulations—Regulation of Foreign Currency Exchange and Dividend Distribution—Withholding Tax in China.” In 2010, we recorded a reversal of the accrual for dividend withholding tax of RMB23.6 million as a result of the net loss incurred by our various PRC subsidiaries, and a provision of RMB1.1 million (US$0.2 million) for Jin Xin’s profit since our acquisition of an initial 67% indirect ownership interest in Jin Xin in November 2010. In 2011, we recorded a reversal of the accrual for dividend withholding tax of RMB6.1 million (US$1.0 million) as a result of the losses incurred by our biodiesel business, and we recognized a provision of RMB5.0 million (US$0.8 million) for profits made by our copper products business.

Utilization Production Capacity of Biodiesel

As of December 31, 2011, substantially all of our biodiesel production was suspended and we consider the probability that we will be in a position to resume such production on a large-scale basis in the near future to be remote.

While our production capacity has increased in recent years, we have experienced significant disruptions and suspensions of our operations that have affected our production output and the utilization of our production facilities. Specifically, we suspended production at Fujian Gushan from April to June 2009 due to road maintenance, which restricted access to the plant. From mid June 2009 to mid August 2009, we suspended production at Shanghai Gushan to install additional facilities. From mid September 2009 to the end of November 2009, we suspended production at Handan Gushan as a result of road maintenance by the Handan municipal government of Hebei province, which restricted access to the plant by our suppliers and customers. From mid April 2010 to October 2010, we suspended production at Shanghai Gushan due to heightened enforcement of control measures adopted by the Shanghai municipal government during the Expo 2010. We continued to suspend production at Shanghai Gushan due to a lawsuit filed against us by a production facility contractor in the People’s Court of Fengxian District, Shanghai alleging that we failed to pay the contract sum payable with respect to its construction of our Shanghai plant. We also suspended production in Sichuan Gushan for the relocation of its production facility since August 2010.

As a result of assessments of consumption tax by a local SAT in 2009, we extended the suspension of operations at Fujian Gushan following completion of road maintenance in June 2009 and deferred the commencement of production at our Chongqing and Hunan production facilities, which were completed in May and July 2009, respectively, pending resolution of the consumption tax issue. Although the consumption tax issue was resolved in our favor in December 2010, as of the date of this annual report, we have not resumed production at Fujian Gushan and have not commenced production at our Chongqing and Hunan production facilities. To avoid negative operating cash flows caused by the increasingly high raw material input costs, shortage of raw materials and reduced demand, we suspended the operations of Beijing Gushan and Heibei Gushan and continued the suspension of production at substantially all of our other biodiesel plants. As a result, our revenues for 2010 and 2011 were materially and adversely affected. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Our Businesses and Our Industries—Our biodiesel operations have been subject to significant suspensions and interruptions which have resulted in a reduction of our sales volume and may continue to materially and adversely affect our results of operations.”

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

The PRC government occasionally publishes guidance prices for diesel. Since 2009, these guidance prices set the maximum retail prices of diesel and are generally followed by industry participants. Because biodiesel prices are affected by the price of diesel, these guidance prices tend to limit the range in which we can set prices for our biodiesel products. Any material decrease in these guidance prices or delay in adjusting guidance prices despite any rapid increase in the crude oil price may have a material effect on the selling prices for our biodiesel products, which in turn may adversely affect our financial condition and results of operations of our biodiesel business .

Our results of operations are also affected by fluctuations in the market price of copper. As we buy scrap copper and sell our copper products at prevailing market prices, copper prices affect both our raw material costs and our sale prices. We are also exposed to commodity price risk because we purchase our raw materials in advance of sales to customers. The price of copper has fluctuated significantly since 2009. For example, the spot price of copper in China ranged from a low of approximately RMB27,000 per ton to a high of approximately RMB75,000 per ton during the period from 2009 to the end of the first quarter of 2012. During periods of increasing prices, competitive conditions may limit our ability to pass on price increases to our customers. During periods of declining prices, we may be unable to fully recoup the costs of scrap copper that we purchase for producing our recycled copper products.

Demand for, and Market Awareness of, Biodiesel and Demand for Copper Products

China’s biodiesel industry remains in an early stage, with biodiesel production currently representing only a small portion of China’s annual diesel production. Our three principal groups of biodiesel customers are direct users, petroleum wholesalers and individual retail gas stations. Direct users include marine vessel operators, chemical companies and factories, while petroleum wholesalers and retail gas stations generally distribute fuel that will be used in diesel-powered trucks and automobiles. Certain users, such as marine vessel operators, use biodiesel as a complete substitute for diesel, while others typically use a blend of 20% biodiesel and 80% diesel to fuel diesel trucks and automobiles. We believe demand for biodiesel will continue to grow as demand for diesel grows and as market awareness of biodiesel increases. In addition, PRC law and government policies encourage the development and utilization of renewable sources of energy. The consumption volume of biofuel in China is expected to further increase and the proportion of renewable energy consumption is expected to reach approximately 15% of China’s total energy consumption by 2020, from approximately 7.5% in 2005. We expect demand for our biodiesel products to increase over time.

Our copper product sales in 2010 and 2011 were all to customers located in China. Accordingly, our results of operations are also dependent on demand for copper rods, copper plates, copper wires and copper granules made from recycled copper within China. The copper recycling industry tends to be cyclical in nature, reflecting general economic conditions. In periods of slow economic growth or recession, the construction and manufacturing industry may experience significant cutbacks in production, which results in decreased demand for metals such as copper. China’s rapid growth in recent years, however, has resulted in strong demand for copper and recycled scrap copper from copper consuming industries in China. As copper resources are currently in relatively short supply in China, we expect demand for copper products in China to strengthen over time.

Supply and Costs of Principal Raw Materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable supplies of raw materials.

With respect to our biodiesel business, we have historically been able to secure a sufficient supply of raw materials, which primarily consist of vegetable oil offal and used cooking oil. Our production facilities are able to process a range of different types and grades of raw materials, which allows us to use less costly grades of materials when available. However, the prices we have paid for raw materials for our biodiesel business have steadily increased. Between 2009 and 2011, for example, we experienced an increase in the average cost per ton of vegetable oil offal and of used cooking oil of 68.2%, from RMB2,634.5 to RMB4,431.2 (US$704.0). The overall average unit costs of our raw materials for our biodiesel business was RMB4,646.8 (US$738.3) per ton for the fourth quarter of 2011. Our raw material input costs for our biodiesel business have risen significantly in 2011. We believe that this increase in raw material cost is primarily due to general cost inflation in China, in particular, labor and transportation costs, and in part due to our suppliers’ perception that such raw materials constitute an increasingly valuable commodity as a result of the PRC government’s enactment of the Law of Renewable Energy Resources of China.

Further, during 2011, local governments cracked down on certain alleged illegal practices of vendors of used cooking oil, forcing a number of our suppliers to suspend operations, which in turn has resulted in a shortage of raw material inputs for our biodiesel business.

Our operating costs for our biodiesel business may increase significantly if other businesses, including but not limited to other biodiesel manufacturers and oleochemical producers, compete for the raw materials we use. Our operating costs may also increase if the price of our raw materials increases due to changes in consumption patterns or as a result of price fluctuations in the commodities from which our raw materials are derived, which may be caused by weather conditions and other factors affecting agriculture and general market, economic and regulatory factors, including government policies with respect to agriculture and local supply and demand.

The prices of the raw materials for our biodiesel business vary according to the type and the grade of raw materials we use. The prices of our primary raw materials also vary from one region to another, which affect our cost of revenues in each region. For example, as of June 30, 2011, the market price of vegetable oil offal and used cooking oil in Beijing was comparatively higher than in other regions where we operated our plants due to a limited availability of low grade vegetable oil offal in Beijing. As of June 30, 2011, our Beijing plant paid an average of RMB4,824.0 (US$766.5) per ton for vegetable oil offal and used cooking oil compared with RMB4,662.6 (US$240.7) per ton for our Hebei plant. We anticipate that costs of raw materials for our biodiesel business will also be higher in the larger cities where we have established and currently plan to commence operations, such as Shanghai and Chongqing, respectively. The higher cost of raw materials we experience in some regions has a negative effect on our margins in these regions because we are unable to pass the costs of higher raw material costs in urban areas on to customers due to the constraints of the diesel guidance price. The diesel guidance price may follow the trend of global oil price; however, because any increase or decrease will be determined by the PRC government, the timing and magnitude of such increase or decrease may not correspond to increases or decreases in raw material costs. As a result, we anticipate that during certain periods of time, raw material costs for our biodiesel business will change without a corresponding change in the diesel guidance price, causing our margins to change during those periods.

The primary raw material used in our copper operations is scrap copper, including scrap copper from household appliances and manufacturing industries. Our major copper raw material suppliers are private enterprises engaged in the collection of unprocessed scrap copper in China. We do not enter into any long-term purchase contracts and conduct our copper products business with suppliers on an order by order basis at prevailing market prices at the time of purchase. Accordingly, our results of operations are subject to fluctuations in the price of scrap copper. During periods of low scrap copper prices, suppliers may elect to hold scrap to wait for higher prices or may slow their collection activities. In addition, a slowdown of industrial production in the areas where we source raw materials could reduce the supply of scrap copper. A shortage of raw materials could adversely affect our sales volume and increase our raw material costs, which could adversely affect our profitability if we were unable to pass along the higher costs to our customers.

The prices for scrap copper also vary between different regions within China. We currently purchase raw materials for our copper products business primarily from two third-party suppliers in Sichuan and our business and financial results could be impacted if we were to expand our supplier network to other regions of China in order to reduce our reliance on the local suppliers in Sichuan. Since 2009, the price of scrap copper has fluctuated significantly. For example, the spot price of copper in China ranged from a low of approximately RMB27,000 per ton to a high of approximately RMB75,000 per ton during the period from 2009 to the end of the first quarter of 2012. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in copper prices may result in a decrease in the selling price of our inventory, which would negatively affect our gross profit margin.

Availability of Financing for Our Copper Products Business

As a result of a combination of (i) increased copper product sales, (ii) the relatively high prevailing market prices for copper and scrap copper and (iii) increases in the cost of raw materials in recent years, we require a high level of working capital to sustain our copper operations. Historically, Jin Xin and Xiangbei have financed their working capital through cash from operations derived from customer payments, short term bank, capital contributions and loans from shareholders. We expect our working capital requirements to continue to grow as we expand our copper operations. As a result, our copper products business will continue to be dependent on the availability of financing on acceptable terms for our working capital requirements.

Principal Components in Statements of Operations

Revenues

Our revenues are derived from sales of our biodiesel, biodiesel by-products produced during the biodiesel production process, and copper products, net of value-added taxes. Biodiesel revenues represented 92.5%, 46.8% and 3.3% of our revenues for 2009, 2010 and 2011, respectively, while biodiesel by-products represented 7.5%, 3.0% and 0.4% for 2009, 2010 and 2011, respectively, and copper products represented, 50.2% and 96.3% for 2010 and 2011, respectively.

The most significant factors that affect our revenues are sales volume and average selling prices. We generally collect cash payment at the time of delivery and on occasions extend credit for 30 days or less to certain of our established customers. Our accounts receivable as of December 31, 2011 totaled RMB215.8 million (US$34.3 million), with approximately RMB12.4 million (US$2.0 million) more than 90 days overdue. For 2009, 2010 and 2011, our five largest customers represented 22.4%, 33.7% and 44.8% of our consolidated revenues, respectively. For 2011, each of our top five customers were customers of our copper products business. Our largest customer in 2009, Xiapu Sansha Baoyinlai Seining Co., Ltd, accounted for 7.4% of our consolidated revenues for 2009. In 2010, our largest customer, Ning Bo Jin Tian Copper (Group) Limited, accounted for 10.0% of our consolidated revenues. In 2011, our largest customer, Chongqing City South Retardant Wire and Cable Factory, accounted for 13.8% of our consolidated revenues.

Cost of Revenues

Our cost of revenues primarily consists of direct material costs, depreciation cost and, to a lesser extent, other overhead costs. Direct material costs are the cost of the raw materials that we use in the manufacturing of our products. We use vegetable oil offal and used cooking oil as the primary raw materials for our biodiesel manufacturing process. Our proprietary production technology enables us to produce biodiesel using lower-grade, lower-cost vegetable oil offal and used cooking oil, as compared to the relatively higher-grade, higher-cost feedstock. We buy scrap copper at prevailing market prices. As such, our raw material cost for our copper products business is affected by fluctuations in the market price of scrap copper. Direct material cost is the largest component of our cost of revenues, accounting for approximately 72.6%, 87.1% and 94.3% of our total cost of revenues for 2009, 2010 and 2011, respectively. As a result of our acquisition of Jin Xin and Xiangbei, our cost of revenues in 2011 increased in line with the revenue contribution from our copper products business.

Gross Profit (Loss)

Our gross loss from sales of biodiesel is determined primarily by the cost of raw materials and the price of diesel. As discussed above and in the section titled “—Overview—Supply and costs of principal raw materials,” our cost of raw materials has increased consistently since 2006 up to the fourth quarter of 2011 and has also risen significantly since the third quarter of 2011. At the same time, the price of diesel in China has increased since 2006 and up to the third quarter of 2008. Since the fourth quarter of 2008, however, the price of diesel began to decline. This trend was consistent with the general trend of oil prices worldwide, which has had a negative impact on the price of biodiesel since the third quarter of 2008. From 2009, the PRC government has allowed the price of diesel to adjust in accordance to the global oil price through an adjustment in the diesel guidance price.

Our gross profit from sales of copper products is determined primarily by the cost of raw materials and copper products price. Currently, there is a close correlation between production costs and prices of copper products.

Operating Expenses

Our operating expenses consist of selling, general and administrative expenses, research and development expenses and other operating expenses. In 2010, our operating expenses included impairment loss of property, plant and equipment, loss on disposal of property, plant and equipment, and changes in fair value of contingent consideration liabilities in connection with the contingent consideration shares that formed part of the consideration for the Jin Xin acquisition. In 2011, we also recorded operating expenses relating to impairment of property, plant and equipment, impairment of goodwill arising from our acquisitions of Jin Xin and Xiangbei, impairment of VAT recoverables with respect to our biodiesel business, impairment of land use rights, and changes in fair value of contingent consideration liabilities in connection with the contingent consideration shares that formed part of the consideration for the Jin Xin and Xiangbei acquisitions.

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

Our selling, general and administrative expenses also include share-based compensation expenses attributable to options that we have granted to our directors and executives. Our selling, general and administrative expenses will increase with any growth of our business. We expect our selling, general and administrative expenses will also increase in anticipation of our continued expansion of our copper products business. In connection with share options that we granted to certain directors, executives and employees, we recognized share-based compensation expenses in the amount of approximately RMB28.8 million in 2009, RMB21.8 million in 2010 and RMB17.0 million (US$2.7 million) in 2011. See “—Critical Accounting Policies—Valuation of share-based compensation” for additional information regarding the assumptions and methodologies we use in determining share-based compensation expense.

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

Pursuant to our Share Option Scheme, which was approved on November 9, 2007, we granted share options for the purchase of an aggregate of 867,527, 3,055,000, 1,276,000, 4,706,000, 5,120,000 and 4,000,000 ordinary shares to certain employees, officers and directors at exercise prices of US$4.80, US$5.30, US$5.30, US$1.33, US$0.61 and US$0.61, respectively, per ordinary share on December 18, 2007, March 25, 2008, September 1, 2008, January 22, 2009, March 16, 2010 and January 11, 2011, respectively. On November 11, 2010, we cancelled a total of 3,799,527 share options which were granted on December 18, 2007, March 25, 2008 and September 1, 2008. The remaining unamortized amount of share-based compensation of RMB3.5 million (US$0.5 million) was recognized in our statement of operations upon cancellation. We recognize compensation cost based on the grant date fair value over the period the grantees are required to provide services in exchange for the award, and adjusted to reflect the number of share options that are expected to be forfeited prior to vesting. As of December 31, 2011, there is an aggregate of 11,200,000 ordinary shares (excluding the share options granted in July 2006 to an executive prior to the adoption of the Share Option Scheme) issuable upon exercise of outstanding share options and there are 2,483,194 ordinary shares available for future issuance upon the exercise of future grants under our Share Option Scheme.

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and our Chairman and Principal Executive, share options to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per ordinary share. We recognized share-based compensation expense for these options of approximately RMB7.7 million (US$1.2 million) in 2011.

See “Share-Based Compensation” in the notes to our audited financial statements, included elsewhere in this annual report, for additional information with respect to the assumptions and methodologies we use in determining share-based compensation expenses.

Research and Development Expenses

Our research and development expenses primarily relate to costs incurred in connection with running Biomass, one of our PRC subsidiaries engaging in in-house research and development projects. We recognize research and development expenses as they are incurred. See Item 5.C, “Operating and Financial Review and Prospects—Research and Development” for additional information with respect to our research and development policies.

Other Operating Expenses

Other operating expenses are mainly comprised of depreciation on buildings and machinery and salary paid to factory workers of our suspended biodiesel plants. For example, Fujian Gushan suspended its production due to the consumption tax issue since June 2009, Chongqing Gushan and Hunan Gushan also deferred the commencement of production because of the consumption tax issue since the construction of their production facilities were completed in May and July 2009, respectively. Sichuan Gushan suspended production since August 2010 for relocation of its production facilities, and, from mid April 2010 to October 2010, Shanghai Gushan suspended its production due to heightened enforcement of control measure adopted by Shanghai municipal government during the Expo 2010, and Shanghai Gushan continued to suspend its production due to a lawsuit filed against us by a production facility contractor in the People’s Court of Fengxian District, Shanghai alleging that we failed to pay the contract sum with respect to its construction of our Shanghai plant. In 2011, to avoid negative operating cash flows caused by the increasingly high raw material input costs, shortages of raw materials and slowing demand, we suspended operations of Beijing Gushan and Heibei Gushan and continued the suspension of production in most of our other biodiesel plants. In 2010, we also recognized a loss from writing off a long-term payment of RMB4.8 million relating to the termination of our supply contract in Indonesia, and a provision for compensation of RMB1.5 million to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling.

We recognized an impairment loss on VAT recoverables of RMB28.2 million (US$4.5 million) in 2011. This represented the biodiesel business’s VAT recoverables as of December 31, 2011, that we expected would be not utilized in the near future. No impairment loss on VAT recoverables was recorded in 2010.

We also recognized a loss from the impairment of land use rights of RMB2.9 million (US$0.5 million) on land use rights of Hebei Gushan and Chongqing Gushan in 2011. This represented the excess of the net book value of the land use rights over the fair value which was determined from recent market transaction prices of comparable properties in neighboring areas. No impairment losses of land use rights were recorded in 2010.

Impairment Loss on Property, Plant and Equipment

We recognized impairment losses of RMB992.6 million and RMB603.3 million (US$95.9 million) on certain property, plant and equipment in the third quarter of 2010 and the fourth quarter of 2011, respectively. The impairment loss represented the excess of the carrying amount over the fair value of these assets. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the increase in the cost of raw materials. The recognition of the impairment loss of RMB603.3 million (US$95.9 million) for our biodiesel plants was driven by a combination of a series of adverse changes in the operating environment, in particular, the persistently increasing high costs of raw materials in recent years and a shortage of raw materials due to governments cracking down on certain alleged practices of vendors of used cooking oil that forced some of our suppliers to suspend operations in 2011.

We suspended production at Sichuan Gushan beginning on August 1, 2010 in preparation for the relocation of the production lines of its existing plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. Pursuant to the agreement signed between Sichuan Gushan and San Tai ECB, San Tai ECB agreed to pay RMB38.8 million as compensation to Sichuan Gushan for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan is also responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses were expected to amount to approximately RMB80.5 million. As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million on its property, plant and equipment in 2010.

Impairment Loss of Goodwill

We recognized impairment loss of goodwill of RMB41.4 million (US$6.6 million) for the year ended December 31, 2011. Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We determine we have two reporting units, biodiesel business and our copper products business. All the goodwill arises from the acquisition of the subsidiaries that operate our copper products business. Fair value of our copper products business is determined with reference to the excess of the fair value of our Company over the fair value of our biodiesel business. The fair value of our Company as a whole, is determined with reference to the quoted market price of our ADSs. The first step of the impairment test concluded that the carrying value of our copper products business exceeded its fair value. As a result, we performed the second step of the goodwill impairment test. We determined that the implied fair value of goodwill was nil. Therefore, a goodwill impairment loss of RMB41.4 million (US$6.6 million) was recognized in the year ended December 31, 2011. No impairment of goodwill was recorded in 2010.

Loss on Disposal of Property, Plant and Equipment

The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses.

Change in Fair Value of Contingent Consideration Liabilities

In November 2010, we acquired an initial 67% indirect ownership interest in Jin Xin through a series of transactions in exchange for the Jin Xin Consideration Shares. In January 2011, we repurchased 8% of the issued share capital of Engen from Gold Hero and Silver Harvest.

The Jin Xin Consideration Shares are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to Gold Hero (an affiliate of one of Jin Xin’s selling shareholders) at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow to be released to in stages in amounts determined based on the ratio of Jin Xin’s net income, under U.S. GAAP, for the year ending December 31, 2010 and the three-year period ending December 31, 2012 to net income targets of RMB30.0 million and RMB190.0 million, respectively. On April 8, 2011, pursuant to this earn-out arrangement, 6 million Jin Xin Contingent Consideration Shares were released from escrow to Gold Hero as Jin Xin’s net income surpassed the net income target of RMB30.0 million for 2010.

In August 2011, we acquired a 75% indirect ownership interest in Xiangbei through a series of transactions in exchange for RMB30 million in cash, and the Xiangbei Contingent Consideration Shares, comprising: (i) up to 20 million newly issued ordinary shares of our Company, and (ii) up to 14.17% of Engen’s enlarged share capital, subject to adjustment pursuant to an earn-out arrangement.

The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement under which such shares may be issued in stages to Gold Wide, and Silvery Boom in amounts determined based on the ratio of Xiangbei’s net income, under U.S. GAAP, for the years ending December 31, 2011, 2012 and 2013 to net income targets of RMB20.0 million, RMB50.0 million and RMB80.0 million, respectively. Under this earn-out arrangement, if Xiangbei does not achieve a cumulative net income target for the three year period ending December 31, 2012, Gold Wide and Silvery Boom may be required to return part or all of the Xiangbei Contingent Consideration Shares, as well as up to RMB30 million in cash. In addition, we may be required to issue additional ordinary shares of our Company of up to a maximum value of RMB20 million to Gold Wide and Silvery Boom if the volume weighted average trading price of our ADSs over the 30 calendar day period immediately after the public announcement of our 2013 annual financial results is below US$12.50 per ADSs.

Under U.S. GAAP, the Contingent Consideration Shares is classified as a liability and stated at fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Contingent Consideration Shares at each reporting date is recognized in our statement of operations. We recognized a decrease in fair value of RMB10.4 million (US$1.6 million) for 2011 and an increase in fair value of RMB2.9 million in 2010.

Other Operating Income

Our other operating income in 2011 amounted to RMB18.2 million (US$2.9 million), comprising VAT refunds of RMB13.0 million (US$2.1 million) and compensation from the supplier of castor beans in Sichuan as a result of the cancellation of the supply contract of castor beans signed with Sichuan Gushan. VAT refunds and coneccsions are subject to annual review by the state and local tax bureau of Mianyang and Hunan. Other operating income in 2010 represented the reversal of a provision for consumption tax of RMB103.8 million, which was previously made in 2009.

Other Income (Expense)

Other income includes interest income, interest expense, foreign currency exchange losses, government grant income and other income (expense).

We incurred a interest expense of nil in 2009, RMB0.7 million in 2010 and RMB7.5 million (US$1.2 million) in 2011. Interest expense in 2011 was mainly incurred by Jin Xin in respect of short term loans and by Engen in respect of a loan from related parties.

Other income (expenses) principally comprised of government grant income, income from a depositary bank and a provision for business tax on intercompany advances. We received grants from the local government authorities in china from time to time.

We also received income from our depositary bank in accordance to the depositary agreement and the income recognized amounted to RMB5.7 million, RMB4.0 million and RMB3.8 million (US$0.6 million) in 2009, 2010 and 2011, respectively. We also made a provision for business tax on intercompany advances and the provision amounted to RMB2.9 million, RMB3.1 million and RMB3.8 million (US$0.6 million) in 2009, 2010 and 2011, respectively.

Income Taxes

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to any income or capital gains tax and dividend payments we make are not subject to any withholding tax in the Cayman Islands or British Virgin Islands. Under the current laws of Hong Kong, we are not subject to any income or capital gains tax and dividend payments and we are not subject to any withholding tax in Hong Kong.

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

Based on the above, our PRC subsidiaries are subject to the following tax rates:

Sichuan Gushan and Handan Gushan are subject to CIT at 12.5% for 2009, and at 25% from 2010 onwards.

Fujian Gushan is subject to CIT at 10% and 11% for 2009 and 2010, respectively, at 24% for 2011 and at 25% from 2012 onwards.

Beijing Gushan and Shanghai Gushan were exempted from CIT for 2009 and are subject to income tax at 12.5% from 2010 to 2012 and at 25% from 2013 onwards.

Chongqing Gushan, Hunan Gushan and Biomass were incorporated in 2008 after the enactment of the New CIT Law on March 16, 2007. Therefore, Chongqing Gushan, Hunan Gushan and Biomass are subject to the unified CIT rate of 25% from 2008 onwards. Jin Xin and Xiangbei were incorporated in 2010 and 2011, respectively, after the enactment of the New CIT Law on March 16, 2007. Therefore, Jin Xin and Xiangbei are subject to the unified CIT rate of 25% since their incorporations.

According to article 33 of the New CIT Law issued on March 16, 2007 and article 99 of the Implementation Rules on Corporate Income Tax Law issued on December 6, 2007 and the relevant circulars on “Comprehensive Utilization of Resources CIT Incentive” (Cai Shui [2008] No. 47 and Cai Shui [2008] No. 117), when calculating its taxable income, an enterprise that makes use of waste biomass oil or waste lubricant as 100% of its raw materials is entitled to a 10% reduction in revenue. To qualify for this reduction, an enterprise must first apply for and obtain the CURV Certificate and then apply for the tax reduction.

As of the date of this annual report, each of the CURV Certificate of Beijing Gushan, Shanghai Gushan, Fujian Gushan and Handan Gushan has expired, and Sichuan Gushan has made application for, but has not yet obtained, its CURV Certificate.

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

We recognized impairment losses of RMB992.6 million and RMB603.3 million (US$95.9 million) on certain property, plant and equipment in 2010 and 2011, respectively. The impairment losses represented the excess of the carrying amount over the fair value of these assets.

For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital. The recognition of the impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass, was driven by a combination of a series of adverse changes in the operating environment, in particular, the consumption tax issue was unresolved when the impairment test was performed during the third quarter of 2010 and the continual increase in costs of raw materials over the last few quarters. In the second quarter of 2010, we also recognized an impairment loss of RMB41.7 million on its property, plant and equipment in relation to the relocation of Sichuan Gushan’s production lines from San Tai County to our new plant in Qin Dong Bei Industrial Park.

As of December 31, 2011, due to the continually increased cost and persistent shortage of raw materials, the overall production and sales volume of the Group’s biodiesel and biodiesel by-products was in substance suspended. We consider that the possibility is remote that we will be in a position to resume our production of biodiesel and biodiesel by-products on a large scale basis in the near future. An impairment loss of RMB603.3 million (US$95.9 million) was made on the production facilities of Fujian Gushan, Sichuan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan and Hunan Gushan.

Significant judgment was involved in estimating the projected cash flows of these plants and key assumptions included, among others:

		2010	2011
(a)	Discount rates	15.9% to 17.9%	15.0%
(b)	Overall utilization rates during the forecast period	5.0% to 60.0%	10.0%
(c)	Consumption tax issue	Consumption tax issue on biodiesel sold to the fuel market would not be resolved and our Company will only produce fatty acid methyl ester sold to the chemical market.	N/A
(d)	Useful lives of the plants	Useful lives of the plants will not be extended.	Useful lives of the plants will not be extended.
(e)	Gross profit (loss) margin during the forecast period	-24.4% to 11.7%	5.7% to 6.0%
(f)	Operating profit (loss) margin during the forecast period	-27.6% to 8.4%	-4.7% to 6.6%

The estimated future undiscounted cash flows were based on assumptions which included, among other, (b) through (f) above. As the carrying amount of an asset exceeded its estimated future undiscounted cash flows, it indicated that the carrying amount of an asset cannot be recovered. Accordingly, we measured the fair value of the asset by applying the discount rates as mentioned in (a) above to recognize the impairment charge. Changes in projections or estimates could significantly change the estimated fair value of the property, plant and equipment of these plants. If we used different assumptions or estimates, the impairment charge could be different. In particular, if the overall utilization rate is significantly below our estimate, or if the average unit cost of raw materials increases at a rate significantly higher than our estimate, the fair value of the property, plant and equipment of these plants would be substantially lower and the impairment losses would have been higher.

We relocated the production lines of Sichuan Gushan’s old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. In preparing for the relocation, Sichuan Gushan suspended production beginning on August 1, 2010. Pursuant to the agreement signed between Sichuan Gushan and San Tai ECB, San Tai ECB agreed to pay Sichuan Gushan RMB38.8 million as compensation for its losses in disposing of certain machinery and equipment that cannot fit into the setting of the new plant, its relocation expenses and its losses from forfeiting the land use rights and returning the land to the municipal government of San Tai County. Furthermore, Sichuan Gushan will also be responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these losses and expenses were expected to amount to approximately RMB80.5 million. As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million on its property, plant and equipment upon signing the agreement in 2010.

Fair Value of Contingent Consideration

For the years ended December 31, 2010 and 2011, we recognized the increase in fair value of RMB2.9 million as an operating expense and decrease in fair value of RMB10.4 million (US$1.6 million) as an operating income, respectively, for the contingent consideration shares in respect of our acquisitions of Jin Xin and Xiangbei.

Acquisition of Jin Xin

On November 3, 2010, we acquired a 67% indirect ownership interest in Jin Xin to expand the scope of its environmental businesses. The consideration paid by us for the acquisition consisted principally of 24 million Jin Xin Consideration Shares to be issued to Gold Hero.

The Jin Xin Consideration Shares are subject to an earn-out arrangement whereby 6 million shares were issued to Gold Hero at the closing of the acquisition, while the remaining 18 million ordinary shares are placed into escrow. The contingent consideration shares are to be released in stages in amounts determined based on the ratio of Jin Xin’s net income, under U.S. GAAP, for the year ending December 31, 2010 and the three-year period ending December 31, 2012 to net income targets of RMB30.0 million and RMB190.0 million, respectively. Under the earn-out arrangement, the maximum earn-out award for 2010 of 6 million Jin Xin Contingent Consideration Shares was released to Gold Hero on April 8, 2011, as Jin Xin’s net income for the year ended December 31, 2010, was greater than RMB30.0 million. The remaining contingent consideration shares are to be released to Gold Hero if Jin Xin achieves a cumulative net income of RMB190.0 million or more during the three-year period ended December 31, 2012. Based on the formula as set out in the purchase agreements in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, Gold Hero is required to return to us, all of the Jin Xin Consideration Shares received in connection with the acquisition (or Gold Hero has an option to pay in cash an amount equal to the number of Jin Xin Consideration Shares received in connection with the acquisition times US$1.00 per share) plus US$4.5 million in cash to our Company.

The contingent consideration shares are classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the contingent consideration liabilities at each reporting date is recognized in our statement of operations.

As of the acquisition date, the future possible outcome for our Company under the contingent consideration arrangement was between an issuance of 18 million ordinary shares to, and a return of 6 million ordinary shares and US$4.5 million in cash from Gold Hero. The fair value of the contingent consideration arrangement of RMB17.5 million was estimated by applying the income approach. Key assumptions include (a) a discount rate range of 6.10% to 7.38% and (b) a probability adjusted level of net income in Jin Xin between nil or below and RMB190.0 million or above for the three-year period ending December 31, 2012.

As of December 31, 2010, the amount recognized for the contingent consideration arrangement increased by RMB2.9 million, mainly as a result of an increase of market price of our Company’s ordinary shares as of December 31, 2010 compared to the acquisition date, changes in the discount rate range of 6.61% to 7.87% and a passage of time of discounting. Other assumptions used to develop the estimates have not changed.

As of December 31, 2011, the fair value of contingent consideration liabilities was determined to be RMB0.5 million by applying income approach. In April 2011, our Company issued 6 million ordinary shares to selling shareholder in accordance with the Jin Xin earn-out arrangement as a result of Jin Xin’s net income exceeding the applicable net income target of RMB30.0 million for December 31, 2010. As a result of issuance of such contingent consideration shares, the fair value of contingent consideration liabilities decreased by RMB16.2 million. The fair value of contingent consideration liabilities also decreased by RMB3.7 million, that was recognized in the consolidated statements of operations, mainly as a result of a decrease in the market price of our Company’s ordinary shares as of December 31, 2011 compared to December 31 2010, the change in the discount rate range from 7.87% to 8.55% and the passage of time. Other assumptions used to develop the original estimate did not change.

Acquisition of Xiangbei

On August 1, 2011, we acquired 75% indirect ownership interest in Xiangbei to diversify and expand our copper products business to different locations in China. The results of Xiangbei’s operations have been included in our consolidated financial statements since that date. Xiangbei manufactures copper rods and copper pads from recycled copper.

The consideration to be paid for the acquisition principally consists of RMB30.0 million and the issuance of up to 14.17% of Engen’s share capital and 20 million ordinary shares of our Company (collectively, the “Xiangbei Contingent Consideration Shares”) to Gold Wide and Silvery Boom.

The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement and are to be issued in stages in amounts determined based on the ratio of Xiangbei’s net income, under U.S. GAAP, for the years ending December 31, 2011, 2012 and 2013 to net income targets of RMB20.0 million, RMB50.0 million and RMB80.0 million, respectively. Under the earn-out arrangement, (i) up to 4.72% of Engen’s enlarged share capital and a maximum of 6.6 million newly issued Gushan Shares may be issued to Gold Wide and Silvery Boom with respect to the year ended December 31, 2011, if Xiangbei achieves net income of RMB20.0 million for that year, (ii) up to 4.72% of Engen’s enlarged share capital and a maximum of 6.6 million new Gushan Shares may be issued to Gold Wide and Silvery Boom with respect to the year ending December 31, 2012, if Xiangbei achieves net income of RMB50.0 million for that year, and (iii) up to 4.73% of Engen’s enlarged share capital and a maximum of 6.8 million new Gushan Shares may be issued to Xiangbei’s selling shareholders with respect to the year ending December 31, 2013, if Xiangbei achieves net income of RMB80.0 million for that year. If Xiangbei’s net income over the three years do not meet the overall net income target of the three-year earn-out, the selling shareholders may be required to return to Engen or Gushan, as applicable, part or all of the Xiangbei Contingent Consideration Shares (or pay Engen or Gushan an amount in cash equal to the value of such shares as determined under the earn-out arrangement) and cash of up to RMB30.0 million.

In addition, Gushan will issue additional ordinary shares of Gushan (the “Additional Gushan Shares”) to Gold Wide and Silvery Boom if the volume weighted average trading price of Gushan Shares (as represented by Gushan’s ADSs) over the 30 calendar day period immediately after the public announcement of Gushan’s 2013 annual financial results is below US$1.25 per share (hence, US$12.50 per Gushan’s ADSs). The number of Additional Gushan Shares to be issued will be determined based on the shortfall amount per share multiplied by the number of Gushan Shares issued to the selling shareholders under the three-year earn-out arrangement, limited to a maximum value of RMB20.0 million.

The contingent consideration shares are classified as a liability and stated at their fair value at the acquisition date and each reporting date. By applying the income approach, the subsequent change in the fair value of the contingent consideration liabilities at each reporting date is recognized in our statement of operations.

As of the acquisition date, the future possible outcome for our Company under the contingent consideration arrangement was between an issuance of 20 million ordinary shares to, and a return of RMB30.0 million in cash from Gold Wide and Silvery Boom. The fair value of the contingent consideration arrangement of RMB17.4 million was estimated by applying the income approach. Key assumptions include (a) a discount rate range of 7.44% to 8.03% and (b) a probability adjusted level of net income of Xiangbei for the three-year period ending December 31, 2013 and (c) a valuation of Engen’s ordinary shares. Depending on the level of the cumulative net income of Xiangbei for the three-year period ending December 31, 2013, the future possible outcome for our Company under the contingent consideration arrangement is between an issuance of 20 million ordinary shares of our Company, an issuance of additional ordinary shares of our Company equivalent to a maximum of RMB20.0 million and an issuance of 14.17% of Engen’s enlarged share capital to Gold Wide and Silvery Boom and a return of RMB30.0 million in cash from the selling shareholders.

As of December 31, 2011, the fair value of contingent consideration liabilities was determined to be RMB10.8 million by applying the income approach. The change in fair value of contingent consideration liabilities of RMB6.6 million was recognized in the consolidated statements of operations, mainly as a result of a decrease of market price of our Company’s ordinary shares as of December 31, 2011 compared to the acquisition date, the change in the discount rate range of 8.20% to 8.83%, a decrease in the valuation of Engen’s ordinary shares and the passage of time. Other assumptions used to develop the original estimate did not change.

Fair Value of Assets Acquired

The property, plant and equipment and land use rights of the newly acquired subsidiaries were stated at valuations reported by a third party valuation firm. The “Sales Comparison Approach” was the primary basis upon which the equipment was valued. The Sales Comparison Approach is a set of procedures in which an appraiser derives a value indication by comparing the assets being appraised to similar assets that have recently been sold, applying appropriate units of comparison, and making adjustments based on the elements of comparison to the sale prices of the comparable. The “Depreciated Replacement Cost Approach” was used in valuing the building and structure portions of the property. The Depreciated Replacement Cost Approach requires an estimation of the new replacement cost of the buildings and structures from which deductions are then made to allow for the age, condition and functional obsolescence. The Depreciated Replacement Cost Approach is subject to adequate potential profitability of the business. In respect of the land use rights, the “Direct Comparison Method” was adopted by making reference to comparable site transaction as available in the relevant industrial land market.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. We determine that we have two reporting segments, which are the biodiesel business and copper products business. All the goodwill arises from the acquisition of subsidiaries in the copper products business. The first step of the impairment test concluded that the carrying value of our copper products business exceeded its fair value. As a result, we performed the second step of the goodwill impairment test. We determined that the implied fair value of goodwill was nil. Therefore, a goodwill impairment loss of RMB41.4 million was recognized in the year ended December 31, 2011. No impairment of goodwill was recorded in 2010.

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

A summary of assumptions for the valuation of share options granted as of the date of this annual report is set forth as follows:

	Options granted on July 6, 2006		Options granted on January 22, 2009		Options granted on March 16, 2010		Options granted on January 11, 2011
Valuation model		Black-Scholes		Binomial		Binomial		Binomial
Expected dividend yield		0%		5.22%		1.93%		0.87%
Expected volatility		40%		138.94%		126.59%		82.48%
Risk-free interest rate		5.145%		2.62%		3.66%		3.43%
Suboptimal factor		—		1.5		1.5		2.2
Fair value of underlying ordinary share (per share)	US$	3.49(RMB27.19)	US$	0.99(RMB6.80)	US$	0.57(RMB3.86)	US$	0.58(RMB3.82)

Share Options on Engen’s Ordinary Shares

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and the Chairman and Principal Executive Officer of our Company, share options to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per share. These options are exercisable immediately and will expire ten years from the date of grant. Any ordinary shares of Engen issued upon the exercise of these options will be subject to a right of first refusal in favor of Engen before they may be validly transferred.

Our Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately RMB7,561 per ordinary share of Engen. The amount of share-based compensation expense recognized for these options was RMB7.7 million for the year ended December 31, 2011.The expected volatility of 50.5% was based on the average volatility of several listed companies in the metal recycling sector. Since Engen did not have a trading history at the grant date, our Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of Engen’s ordinary shares. The grant date fair value of the underlying ordinary shares of RMB21,235 per share, was based on the results using an income approach. The expected dividend yield of 0% was used as an assumption.

Changes in the above assumptions could significantly affect the amount of employee share-based compensation expenses for the share options on Engen’s ordinary shares granted on October 31, 2011 that we recognize in our consolidated financial statements. If the expected volatility of Engen’s ordinary shares were assumed to be 60.5% per annum or 40.5%, compared to a volatility of 50.5%, the fair value of the share options would be RMB9.0 million or RMB5.8 million, respectively.

Recently Issued Accounting Standards

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance Sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet—Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7, Financial Instruments: Disclosures). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Group, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, the Group expects the adoption of ASU 2011-11 will not have a material impact on the Group’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income—Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Group, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. Since the standard impacts presentation and disclosure requirements only, the Group expects the adoption of ASU 2011-05 will not have a material impact on the Group’s consolidated results of operations or financial condition.

ASU 2011-04, an update to ASC820, Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, an update to ASC 820, Fair Value Measurements and Disclosures—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is issued to provide largely identical guidance about fair value measurement and disclosure requirements with the IASB’s new IFRS 13, Fair Value Measurement. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP and most of changes are clarifications of existing guidance or wording changes to align with IFRS 13. ASU 2011-04 requires a reporting entity to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable in the period of adoption. For the Group, ASU 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The Group expects the adoption of ASU 2011-04 will not have a material impact on the Group’s consolidated results of operations or financial condition.

ASU 2010-29, an update to ASC 805, Business Combinations

In December 2010, the FASB issued ASU 2010-29, Business Combinations (ASC 805): Disclosure of Supplementary Pro Forma Information for Business Combination. ASU 2010-29 requires disclosure about pro forma information including revenues and earnings of the combined entity within the notes to the financial statements and pro forma information be presented as if business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current and prior reporting period pro forma financial information. ASU 2010-29 also requires that the disclosure be accompanied by narrative description of the amount and nature of material nonrecurring pro forma adjustment. For the Group, ASU 2010-29 is effective for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Prospective application is required with early adoption permitted. The Group adopted the provisions of this standard prospectively to business combinations with effective dates on or after January 1, 2011. The adoption of ASU 2010-29 did not have any impact on the Group’s consolidated results of operations or financial condition.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated statement of operations and operating data and certain items expressed as a percentage of our total net revenues:

	Year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages, per share and operating data)
Consolidated Statements of Operations Data
Revenues(1)	628.2	100.0%	408.5	100.0%	1,449.7	230.3	100.0%
Cost of revenues(2)	(766.7)	(122.0)%	(481.8)	(117.9)%	(1,404.9)	(223.2)	(96.9)%

Gross profit (loss)	(138.5)	(22.0)%	(73.3)	(17.9)%	44.8	7.1	3.1%
Operating expenses:
Research and development	(5.7)	(0.9)%	(3.9)	(1.0)%	(0.5)	—	—%
Selling, general and administrative	(89.9)	(14.3)%	(84.5)	(20.7)%	(81.7)	(13.0)	(5.6)%
Other operating expenses	(33.4)	(5.3)%	(70.7)	(17.3)%	(68.3)	(10.8)	(4.7)%
Impairment loss of property, plant and equipment	—	—%	(992.6)	(243.0)%	(603.3)	(95.9)	(41.6)%
Impairment of goodwill	—	—%	—	—%	(41.4)	(6.6)	(2.9)%
Loss on disposal of property, plant and equipment	(0.1)	—%	(3.3)	(0.8)%	(0.1)	—	—%
Change in fair value of contingent consideration liabilities	—	—%	(2.9)	(0.7)%	10.4	1.6	0.7%

Total operating expenses	(129.1)	(20.5)%	(1,157.9)	(283.5)%	(784.9)	(124.7)	(54.1)%
Other operating income	—	—%	103.8	25.4%	18.2	2.9	1.2%

Income (loss) from operations	(267.6)	(42.5)%	(1,127.4)	(276.0)%	(721.9)	(114.7)	(49.8)%
Other income (expense):
Interest income	2.4	0.4%	1.4	0.3%	0.4	0.1	—%
Interest expense	—	—%	(0.7)	(0.2)%	(7.5)	(1.2)	(0.5)%
Foreign currency exchange losses, net	(0.1)	(0.1)%	(0.2)	—%	0.2	—	—%
Other income (expense), net	(0.7)	(0.1)%	2.9	0.7%	10.3	1.6	0.7%

Earnings (loss) before income tax expense	(266.0)	(42.3)%	(1,124.0)	(275.2)%	(718.5)	(114.2)	(49.6)%
Income tax benefit (expense)	(17.5)	(2.8)%	17.8	4.4%	(18.1)	(2.8)	(1.2)%

Net income (loss)	(283.5)	(45.1)%	(1,106.2)	(270.8)%	(736.6)	(117.0)	(50.8)%
Net income attributable to non-controlling interest	—	—%	(2.8)	(0.7)%	(11.1)	(1.8)	(0.8)%

Net income (loss) attributable to the Company	(283.5)	(45.1)%	(1,109.0)	(271.5)%	(747.7)	(118.8)	(51.6)%

Earnings (loss) per share
—Basic	(1.70)		(6.68)		(4.48)	(0.71)
—Diluted	(1.70)		(6.68)		(4.48)	(0.71)
Consolidated Operating Data
Sales volume of biodiesel (in tons)	143,818		42,391		8,178
Average selling price of biodiesel (in RMB per ton)	4,040		4,505		5,742
Sales volume of by-products (in tons)	18,469		6,314		1,464
Average selling price of by-products (in RMB per ton)	2,554		1,972		2,589
Sales volume of copper products (tons)	—		3,787		23,154
Average selling price of copper products (in RMB/ton)	—		53,697		57,113

(1)	Revenues are comprised of:

	Year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Biodiesel	581.0	92.5%	191.0	46.8%	47.0	7.4	3.3%
Biodiesel by-products:
Glycerine and Stearic acid	24.8	3.9%	3.5	0.9%	1.9	0.3	0.1%
Erucic acid	2.7	0.4%	0.3	—%	—	—	—%
Erucic amide	1.0	0.2%	—	—%	—	—	—%
Plant asphalt	17.2	2.8%	8.6	2.1%	1.8	0.3	0.1%
Refined glycerine	1.5	0.2%	—	—%	—	—	—%

Total biodiesel by-products	47.2	7.5%	12.4	3.0%	3.7	0.6	0.2%

Biodiesel raw materials	—	—%	—	—%	2.6	0.4	0.2%

Total biodiesel products	628.2	100%	203.4	49.8%	53.3	8.4	3.7%

Copper products	—	—%	205.1	50.2%	1,322.4	210.1	91.2%
Copper raw materials and scrap	—	—%	—	—%	74.0	11.8	5.1%

Total copper products	—	—%	205.1	50.2%	1,396.4	221.9	96.3%

Total revenues	628.2	100%	408.5	100%	1,449.7	230.3	100%

(2)	Cost of revenues is comprised of:

	Year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of revenues
Direct material cost	557.0	88.7%	419.8	102.7%	1,324.4	210.4	91.4%
Depreciation	89.7	14.3%	50.6	12.4%	26.2	4.2	1.8%
Provision for consumption tax	103.8	16.5%	—	—%	—	—	—%
Other	16.2	2.5%	11.4	2.8%	54.3	8.6	3.7%

Total cost of revenues	766.7	122.0%	481.8	117.9%	1,404.9	223.2	96.9%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our revenues amounted to RMB1,449.7 million (US$230.3 million) for 2011, representing an increase of 254.9% from RMB408.5 million for 2010. This increase was primarily due to the increase in revenues from our copper products business. We acquired controlling interests in and began consolidating the operating results of each of Jin Xin and Xiangbei in November 2010 and August 2011, respectively.

This increase was mainly due to the consolidation of Jin Xin’s full-year results for 2011 and the consolidation of Xiangbei’s results beginning in August 2011. As a result, revenues from our copper products business totaled RMB1,396.4 million (US$221.9 million) for 2011, representing an increase of 581.0% from RMB205.1 million for 2010. The inclusion of Jin Xin’s full-year revenues in our 2011 financial statements resulted in an increase in Jin Xin’s revenue contribution of by 490.9% from RMB205.1 million for 2010 to RMB1,211.9 million (US$192.6 million) for 2011, reflecting mainly an increase in the sales volume of Jin Xin’s copper products by 435.7% from 3,787 tons for 2010 to 20,288 tons for 2011 and an increase in sales of scrap materials. The acquisition of a controlling interest in Xiangbei resulted in an increase in our revenues of RMB184.5 million (US$29.3 million), reflecting a sales volume of 2,866 tons of copper products and sales of scrap materials since August 2011. The average selling price of copper products increased by 6.4% from RMB53,697 per ton for 2010 to RMB57,113 (US$9,074.3) per ton for 2011.

Revenue from our biodiesel business totaled RMB53.3 million (US$8.4 million) for 2011, representing a decrease of 73.8% from RMB203.4 million for 2010. The decline in revenues from our biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products attributable to the continued suspension of production at most of our biodiesel plants primarily due to the continued shortage of raw materials resulting from local governments cracking down on certain alleged practices of vendors of used cooking oil, which forced some of our suppliers to suspend operations, high raw material input costs and weakening demand due to a slowing PRC economy. We do not expect to resume production at our biodiesel plants on a large scale basis in the near future.

Our sales volume of biodiesel amounted to 8,178 tons for 2011, representing a decrease of 80.7% from 42,391 tons for 2010. The decrease in sales volume was partly offset by an increase of the average selling price of biodiesel by 27.5% from RMB4,505 per ton in 2010 to RMB5,742 (US$912.3) per ton for 2011. The sales volume of biodiesel by-products amounted to 1,464 tons for 2011, representing a decrease of 76.8% from 6,314 tons for 2010. The average selling price of biodiesel by-products was RMB2,589 (US$411.4) per ton for 2011, representing an increase of 31.3% from RMB1,972 per ton for 2010.

Cost of Revenues

Cost of revenues for 2011 totaled RMB1,404.9 million (US$223.2 million), representing an increase of 191.5% from RMB481.8 million for 2010. The increase was mainly due to cost of revenues of RMB1,321.4 million (US$210.0 million) from our copper products business, representing an increase of 589.3% from RMB191.7 million for 2010. The increase was mainly due to an increase in the sale volume of our copper products by 511.4% from 3,787 tons for 2010 to 23,154 tons for 2011 as a result of our acquisitions of Jin Xin and Xiangbei. The unit cost of raw materials increased by 8.5% from RMB48,544 per ton for 2010 to RMB52,671 (US$8,368.6) per ton for 2011.

The cost of revenues of our biodiesel business totaled RMB83.5 million (US$13.3 million) for 2011, representing a decrease of 71.2% from RMB290.1 million for 2010. This decrease in our cost of revenues was primarily attributable to the decrease in our sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 24.0% from RMB3,573 per ton for 2010 to RMB4,431 (US$704.0) per ton in 2011. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in our suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Profit (Loss)

Our gross profit for 2011 totaled RMB44.8 million (US$7.1 million), compared to a gross loss of RMB73.3 million for 2010. Our gross profit consisted of a gross profit of RMB75.0 million (US$11.9 million) from our copper products business, representing a gross profit margin of 5.4%, and a gross loss of RMB30.1 million (US$4.8 million) from our biodiesel business, representing a gross loss margin of 56.5%.

The deterioration of the gross margin from our copper products business was mainly due to a narrowing spread between the average selling price of copper products and the average unit cost of raw materials, which primarily consist of scrap copper. The average unit cost of raw materials used in the production of our copper products increased by 8.5%, while the average selling price of our copper products increased by 6.4% during the same period, resulting in a deterioration of our profit margin which was partly offset by the profit margin derived from an increase in the proportion of sales from scrap and raw materials and from processing income, all of which have higher profit margins than from sales of copper products.

The gross loss margin of our biodiesel business was 56.5% for 2011, compared to a gross loss margin of 42.6% for 2010. The deterioration of the gross margin from our biodiesel business was mainly due to a provision for inventory write-downs of RMB15.7 million (US$2.5 million) for 2011, representing an increase in such provision over RMB1.9 million for 2010. In addition, average unit costs of raw materials used by our biodiesel business increased by 24.0%, while the average selling prices of our biodiesel increased by 27.5% during the same period, however, the manufacturing costs per ton of output increased significantly as our utilization rate further decreased in 2011.

Research and Development Expenses

Research and development expenses totaled RMB0.5 million (US$0.1 million) in 2011, representing a decrease from RMB3.9 million for 2010. The decrease was mainly due to the suspension of R&D activities and a decrease in depreciation expenses as a result of a lower cost base for certain of our property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2011 totaled RMB81.7 million (US$13.0 million), representing a decrease from RMB84.5 million for 2010. This decrease was primarily due to a decrease in share-based compensation of RMB4.8 million (US$0.8 million) as we recognized the unamortized expenses on certain share options upon their cancellation in 2010. Such decrease was offset by the recognition of RMB4.9 million (US$0.8 million) related to the options granted on January 11, 2011 to 17 individuals, including 1,000,000 ordinary shares granted to eight employees of our biodiesel business and 3,000,000 ordinary shares granted to nine employees of Jin Xin, and the recognition of RMB7.7 million (US$1.2 million) related to a fully-vested option granted on October 31, 2011 to our chairman to purchase up to 1,013 ordinary shares of Engen.

Other Operating Expenses

Other operating expenses for 2011 amounted to RMB68.3 million (US$10.8 million), representing a decrease from RMB70.7 million for 2010. Other operating expenses for 2011 mainly consisted of depreciation of buildings and machinery, other amortization and salaries paid to factory workers of suspended plants, totaling RMB37.2 million (US$5.8 million), an impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverables and an impairment loss of RMB2.9 million (US$0.5 million) on land use rights. The other operating expenses for 2010 amounted to RMB70.7 million, mainly consisted of depreciation of buildings and machinery, other amortization and salary to factory workers, totaling RMB64.4 million during the periods in which certain plants suspended production, an impairment loss on a long-term payment of RMB4.8 million as a result of terminating a supply contract in Indonesia and a provision for a compensation payment of RMB1.5 million to a construction contractor of Shanghai Gushan in accordance with a court ruling.

The decrease in other operating expenses was mainly due to a decrease in depreciation expenses as a result of a lower cost base for certain of our property, plant and equipment after these assets were impaired in 2010.

We recognized an impairment loss of RMB28.2 million (US$4.5 million) on VAT recoverables of certain subsidiaries of our biodiesel business in 2011 as we did not expect such amounts would be utilized in the near future under the current difficult operating environment. We also recognized an impairment loss of RMB2.9 million (US$0.5 million) on land use rights of Hebei Gushan and Chongqing Gushan in 2011, such loss represented the excess of the net book value of the land use rights over their fair value, determined based on purchase prices for recent sales comparable lands in neighboring areas. No impairment losses on VAT recoverables and land use rights were recorded in 2010.

Other Operating Income

Other operating income for 2011 amounted to RMB18.2 million (US$2.9 million) which included VAT refunds of RMB13.0 million (US$2.1 million) and compensation of RMB5.2 million (US$0.8 million) from the supplier of castor beans in Sichuan as a result of its breach and our subsequent cancellation of a supply contract for castor beans. Other operating income in 2010 amounted to RMB103.8 million, which represented the reversal of our provision for consumption tax.

Impairment Loss on Property, Plant and Equipment

As of December 31, 2011, we had suspended most of our production of biodiesel and biodiesel by-products due to the continued shortage of raw materials, high raw material input costs and weakening demand due to a showing PRC economy. We consider the probability that current operating conditions will improve enough to enable us to resume the production of biodiesel and biodiesel by-products on a large scale basis in the near future to be remote.

We recognized impairment losses of RMB603.3 million (US$95.9 million) on certain of our biodiesel production plants in 2011. This impairment loss represented the excess of the carrying amount of these assets over their fair value. For the purpose of estimating fair value, we utilized the projected cash flows of the property, plant and equipment discounted at our weighted average cost of capital. This impairment loss was driven by a combination of a series of adverse changes in the operating environment, in particular, the continued shortage of raw materials due to local governments cracking down on certain alleged practices of vendors of used cooking oil which forced some of our suppliers to suspend operations in 2011, high raw material input costs and weakening demand due to a slowing PRC economy.

We recognized an impairment loss of RMB992.6 million on certain property, plant and equipment in the third quarter of 2010. The recognition of an impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Hebei Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass was driven by a combination of a series of adverse changes in the operating environment, in particular, the then unresolved consumption tax issue and the increase in costs of raw materials over the previous few quarters. As previously announced, Sichuan Gushan relocated the production lines of its old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. As such, in relation to the relocation, Sichuan Gushan recognized an impairment loss of RMB41.7 million on its property, plant and equipment in the second quarter of 2010.

Impairment Loss of Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. All of our goodwill arises from our acquisitions of companies in the copper products business. The first step of the impairment test concluded that the carrying value of our copper products business exceeded its fair value. As a result, we performed the second step of the goodwill impairment test. We determined that the implied fair value of goodwill was nil. Therefore, a goodwill impairment loss of RMB41.4 million (US$6.6 million) was recognized in 2011. No impairment of goodwill was recorded in 2010.

Loss on Disposal of Property, Plant and Equipment

Our loss on disposal of property, plant and equipment for 2011 was RMB20,000, as compared to RMB3.3 million in 2010. The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly in 2010 represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses, net of proceeds from selling scraps and a compensation of RMB37.0 million received from the San Tai ECB. The remaining RMB1.8 million compensation receivable from San Tai ECB will be recognized in future income statements on a cash basis, of which RMB1.0 million has been received in 2011.

Change in Fair Value of Contingent Consideration Liabilities

In November 2010, we acquired an initial 67% indirect ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of our newly issued ordinary shares, which are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Jin Xin Contingent Consideration Shares”) to be released in stages in amounts determined based on the ratio of Jin Xin’s net income, under U.S. GAAP, for the year ending December 31, 2010 and the three-year period ending December 31, 2012 to net income targets of RMB30.0 million and RMB190.0 million, respectively.

In August 2011, we acquired a 75% indirect ownership interest in Xiangbei through a series of transactions in exchange for RMB30 million in cash and the Xiangbei Contingent Consideration Shares, comprising: (i) up to 20 million newly issued ordinary shares of our Company, and (ii) up to a 14.17% interest in Engen. The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement under which they may be issued in stages in amounts determined based on the ratio of Xiangbei’s net income, under U.S. GAAP, for the years ending December 31, 2011, 2012 and 2013 to net income targets of RMB20.0 million, RMB50.0 million and RMB80.0 million, respectively.

Under U.S. GAAP, the Contingent Consideration Shares should be classified as a liability and stated at fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the contingent consideration liabilities at each reporting date would be recognized in our statement of operations.

We recognized a decrease in fair value of RMB10.4 million (US$1.6 million) for 2011 and an increase in fair value of RMB2.9 million in 2010. The decrease in the fair value of the Contingent Consideration Shares in 2011 were mainly due to a decrease in the market price of our ADSs, the change in discount rates used in calculating the fair value of the liabilities and decreases in the valuation of Engen as a result of downward adjustments of our expectations about the financial prospects of our copper products business. The increases in the fair value of Jin Xin Contingent Consideration Shares in 2010 were mainly due to an increase in the market price of our ADSs and a change in the discount rates used in calculating the fair value of the liabilities.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gain (loss) and other income, net. Interest income for 2011 amounted to RMB0.4 million as compared to RMB1.4 million in 2010. Interest expenses amounted to RMB7.5 million (US$1.2 million), incurred mainly by Jin Xin in respect of short term loans and by Engen in respect of a loan from related parties, as compared to RMB0.7 million in 2010. Foreign currency exchange gains amounted to RMB0.2 million as compared to an exchange loss of RMB0.2 million in 2010.

Other income, net for 2011 amounted to RMB10.3 million (US$1.6 million) and included, among others, income from our depositary bank, a provision for business tax on intercompany advances among companies in China and government subsidies.

The increase in other income net in 2011 was mainly due to government subsidy income of RMB11.3 million (US$1.8 million) received by Jin Xin and Xiangbei.

Income Tax Benefit (Expense)

Income tax expense primarily consisted of CIT, and provisions for dividend withholding tax and other withholding tax.

CIT for 2011 amounted to RMB18.1 million (US$2.8 million), compared to RMB3.5 million for 2010. The increase in CIT was mainly due to an increase in the taxable profit derived from our copper products business.

In respect of our biodiesel business, we reduced the provision for dividend withholding tax by RMB6.1 million (US$1.0 million) for 2011, as compared to a reduction of RMB23.6 million in 2010. The decrease was due to the losses incurred in the biodiesel business.

In respect of our copper products business, we made a provision for dividend withholding tax of RMB5.0 million (US$0.8 million) for 2011, as compared to RMB1.1 million in 2010. The increase was due to the increase in profits attributable to our recent acquisitions of Jin Xin and Xiangbei.

Other overseas withholding tax amounted to RMB1.1 million (US$0.2 million) for 2011, as compared to RMB1.2 million for 2010.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB747.7 million (US$118.8 million) for 2011, compared to a net loss of RMB1,109.0 million for 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our revenues amounted to RMB408.5 million for 2010, representing a decrease of 35.0% from RMB628.2 million for 2009. The revenues included revenue of RMB205.1 million from the copper product business of Jin Xin for November and December 2010. As a result of our acquisition of an initial 67% indirect ownership interest in Jin Xin, from November 2010, we began consolidating Jin Xin’s operating results into our operating results.

Our revenue from our biodiesel business totaled RMB203.4 million for 2010, representing a decrease of 67.6% from RMB628.2 million for 2009. The decline in revenues from our biodiesel business was due to a decrease in the sales volume of both biodiesel and biodiesel by-products and a decrease in the average selling prices of biodiesel by-products.

The sales volume of biodiesel amounted to 42,391 tons for 2010, representing a decrease of 70.5% from 143,818 tons for 2009. The average selling price of biodiesel was RMB4,505 per ton for 2010, representing an increase of 11.5% from RMB4,040 per ton for 2009.

The sales volume of biodiesel by-products amounted to 6,314 tons for 2010, representing a decrease of 65.8% from 18,469 tons for 2009. The average selling price of biodiesel by-products was RMB1,972 per ton for 2010, representing a decrease of 22.8% from RMB2,554 per ton for 2009.

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

Cost of Revenues

Cost of revenues for 2010 totaled RMB481.8 million, representing a decrease of 37.2% from RMB766.7 million for 2009. The cost of revenues included RMB191.7 million from Jin Xin.

The cost of revenues of our biodiesel business totaled RMB290.1 million for 2010, representing a decrease of 62.2% from RMB766.7 million, that included a provision for consumption tax of RMB103.8 million for 2009. The provision for consumption tax was made in 2009, but was reversed in 2010 and recorded as an item of other operating income in 2010.

Excluding the effect of provision for consumption tax, cost of revenues of our biodiesel business for 2010 decreased by 56.2% from 2009. The decrease in cost of revenues was primarily attributable to a decrease in our sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 35.6% from RMB2,634.5 per ton for 2009 to RMB3,573.2 per ton in 2010. The increases in the cost of vegetable oil offal and used cooking oil were caused by the increase in our suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

Gross Loss

Our gross loss for 2010 totaled RMB73.3 million, compared to a gross loss of RMB138.5 million for 2009. Our gross loss consisted of a gross loss of 86.7 million from our biodiesel business, representing a gross loss margin of 42.6%, and a gross profit of RMB13.4 million from our copper product business, representing a gross profit margin of 6.5%. The gross loss margin of our biodiesel business was 42.6% for 2010, compared to a gross loss margin of 22.0% for 2009.

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

Research and Development Expenses

Research and development expenses totaled RMB3.9 million in 2010, representing a decrease from RMB5.7 million for 2009. The decrease was mainly due to a decrease in materials used for research and development purposes in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2010 totaled RMB84.5 million, representing a decrease from RMB89.9 million for 2009. The overall decrease was mainly due to decreases in share-based compensation. Share-based compensation included in selling, general and administrative expenses for 2010 amounted to RMB21.8 million, representing a decrease from RMB28.8 million for 2009, mainly as a result of the fact that amounts of share-based compensation recognized are declining as the options become vested over the vesting period. The share-based compensation also included RMB3.5 million recognized for the unamortized expenses on certain options upon the cancellation of such share options in the fourth quarter of 2010.

Other Operating Expenses

Other operating expenses for 2010 amounted to RMB70.7 million, compared to RMB33.4 million for 2009. The expenses for 2010 mainly consisted of depreciation of buildings and machinery, other amortization of the prepayment in relation to the long-term supply contract of castor bean oil with a supplier in Sichuan and salary paid to factory workers, totaling RMB64.4 million during the periods in which certain plants suspended production, loss of writing off a prepayment of RMB4.8 million as a result of terminating the supply contract in Indonesia and a provision for compensation of RMB1.5 million to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling. The expenses for 2009 mainly consisted of depreciation of buildings and machinery and salary paid to factory workers of the suspended plants.

We suspended or deferred production due to the consumption tax issue, traffic controls under government directive and relocation of production facilities. As previously announced, we suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by our suppliers and customers and, as of the date of this annual report, it has not resumed production. We suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and have not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan was completed in 2009, we deferred the commencement of production at these plants due to the consumption tax issue. We suspended production at our old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to our new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, the depreciation of buildings and machinery, the amortization of the prepayment in relation to the long-term supply contract of castor bean oil with a supplier in Sichuan and salary paid to factory workers of these plants would have been classified as cost of revenues. These expenses totaled RMB64.4 million, representing an increase from RMB33.5 million for 2009, mainly because Shanghai Gushan and Sichuan Gushan also suspended their operations during 2010.

Due to continuous problems with the climate and quality of the castor bean produced, we decided to terminate our supply contract in Indonesia. The long term payment in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

As previously announced, one of Shanghai Gushan’s construction contractors filed a lawsuit against us in respect of the contract sum payment and the quality of certain facilities. According to the latest decision issued by the People’s Court of Fengxian District, Shanghai, we are liable for a compensation of approximately RMB1.5 million in addition to the contract sum payable. The compensation and contract sum payable has been accounted for as a liability in our balance sheet as of December 31, 2010.

Impairment Loss on Property, Plant and Equipment

We recognized impairment losses of RMB992.6 million on certain property, plant and equipment in 2010 as compared to nil in 2009. The impairment loss represented the excess of the carrying amount over the fair value of these assets and consists of (i) an impairment loss of RMB951.0 million for the facilities of Fujian Gushan, Handan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan and Biomass that was driven by a combination of a series of adverse changes in the operating environment, in particular, the unresolved consumption tax issue and the continual increase in the cost of raw materials over the last few quarters and (ii) an impairment loss of RMB41.7 million in relation to the relocation of Sichuan Gushan’s production lines from San Tai County to our new plant in Qin Dong Bei Industrial Park. Reversal of previously recognized impairment loss is specifically prohibited under U.S. GAAP. For the purpose of estimating the fair value, we utilized the projected cash flows of the property, plant and equipment discounted at its weighted average cost of capital.

Loss on Disposal of Property, Plant and Equipment

We recognized a loss on disposal of property, plant and equipment of RMB3.3 million as compared to RMB0.1 million in 2009. The loss on disposal of property, plant and equipment in 2010 primarily relates to the disposal and relocation of Sichuan Gushan’s property, plant and equipment which was completed as of December 31, 2010. The loss on disposal of property, plant and equipment mainly represented certain additional machinery and equipment that was scrapped during the fourth quarter of 2010 and relocation expenses.

Change in Fair Value of Contingent Consideration Liabilities

We recognized an increase in fair value of contingent consideration liabilities of RMB2.9 million as an operating expense in 2010. This change in fair value was related to our previously announced initial acquisition of a 67% indirect ownership interest in Jin Xin through a series of transactions in exchange for the Jin Xin Consideration Shares. The Jin Xin Consideration Shares are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to Gold Hero at the closing of the transactions, while the Jin Xin Contingent Consideration Shares were placed into escrow to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three-year period ending December 31, 2012. See “—Liquidity and Capital Resources—Acquisition and Capital Expenditures.”

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

Other Operating Income

We had other operating income of RMB103.8 million in 2010 as compared to nil in 2009 representing the reversal of a provision for consumption tax of RMB103.8 million that represented the amount of the provisions made in 2009. The reversal of the provision for consumption tax was based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and the SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gains or losses and other expenses, net. Interest income for 2010 amounted to RMB1.4 million as compared to RMB2.4 million in 2009. Interest expenses amounted to RMB0.7 million, incurred by Jin Xin in respect of short-term loans and discounting bills receivable, as compared to nil in 2009. Foreign currency exchange losses amounted to RMB0.2 million as compared to RMB0.1 million in 2009. Other income, net, amounted to RMB2.9 million included, among others, income from our depositary bank, a provision for business tax on intercompany advances among our subsidiaries in China and government subsidy income, as compared to other expense, net of RMB0.7 million in 2009.

Income Tax Benefit (Expense)

Income tax expense primarily consisted of CIT, a reversal of provision for dividend withholding tax and other withholding tax.

CIT for 2010 amounted to RMB3.5 million, compared to RMB8.1 million for 2009. CIT for the fourth quarter of 2010 included RMB2.9 million incurred by Jin Xin for the period since the acquisition. The decrease in CIT was mainly due to a decrease in the taxable profit derived from our PRC operating subsidiaries engaged in the biodiesel business.

Our withholding tax expense for 2010 included a reversal of provision for dividend withholding tax of RMB23.6 million in respect of our biodiesel business as a result of the net loss incurred by various PRC subsidiaries, a provision of RMB1.1 million in respect of dividend withholding tax for Jin Xin’s profit since the acquisition in November 2010 and RMB1.2 million in respect of other overseas withholding tax. We made a provision of RMB9.4 million for withholding tax in respect of 2009.

Net Loss Attributable to the Company

Net loss attributable to the Company amounted to RMB1,109.0 million for 2010, compared to a net loss of RMB283.5 million for 2009. Jin Xin’s net income since our acquisition amounted to RMB8.3 million which is consolidated into our financial statements, of which 67% of such profit or RMB5.6 million is attributable to our Company.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

We have historically met the majority of our working capital and other capital requirements principally from cash generated from operations and our initial public offering in December 2007. As of December 31, 2010 and 2011, we had working capital of RMB275.7 million and RMB108.0 million (US$17.1 million), respectively, reflecting a sufficient position for our present requirements. Of our total current assets, as of December 31, 2010 and 2011, we had RMB272.8 million and RMB65.5 million (US$10.4 million), respectively, in cash. As of December 31, 2011, our cash primarily consisted of interest bearing bank deposits of RMB34.7 million and US$4,000 deposited in licensed commercial banks in the PRC and HK$0.8 million and US$4.8 million deposited in licensed commercial banks in Hong Kong. In the future, we anticipate that our primary sources of liquidity will be cash provided by operations, bank loans, and the proceeds of debt or equity capital markets transactions, if necessary. We believe our current cash, cash flow from operations and available sources of financing will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and planned capital expenditures, for the foreseeable future. As of December 31, 2011, we had RMB110.0 million short term bank loans outstanding.

The ability of our PRC operating subsidiaries to pay dividends may be restricted by PRC foreign exchange control restrictions. Each of Chongqing Gushan, Hunan Gushan, Shanghai Gushan, Beijing Gushan, Fujian Gushan, Handan Gushan, Sichuan Gushan, Biomass, Jin Xin and Xiangbei, as a wholly owned foreign enterprise, is required under PRC laws and regulations to provide for a statutory surplus reserve fund. Each of these subsidiaries is required to allocate at least 10% of its after tax profits as reported in its PRC statutory financial statements to the general reserve fund and enterprise expansion fund and has the right to discontinue allocations to these reserve funds once the reserve balance has reached 50% of its registered capital. These statutory reserves are not available for distribution to the shareholders, except in liquidation, and may not be transferred in the form of loans, advances, or cash dividends. As of December 31, 2011, the amount of these restricted portions was RMB78.4 million (US$12.5 million) in total for our PRC subsidiaries. Limitations on the ability of our PRC subsidiaries or affiliated PRC entities to transfer funds to our intermediate holding companies and to us in the form of dividends, loans or advances could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

The following table summarizes our cash flows for each of the periods indicated:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	529	(130,230)	(136,766)	(21,730)
Net cash used in investing activities	(365,413)	(130,626)	(78,843)	(12,527)
Net cash used in financing activities	(26,693)	(26,263)	13,156	2,090
Effect of foreign exchange rate changes	(463)	(11,247)	(4,850)	(770)

Net decrease in cash	(392,040)	(298,366)	(207,303)	(32,937)
Cash at beginning of year	963,228	571,188	272,822	43,347

Cash at end of year	571,188	272,822	65,519	10,410

Operating Activities

Our net cash used in operating activities for the year ended December 31, 2011 was RMB136.8 million (US$21.7 million) compared to RMB130.2 million for the year ended December 31, 2010. The increase in cash outflow used in operating activities was primarily due to an increase in the working capital requirements of our copper products business. This increase in working capital requirements included an increase of RMB131.7 million in accounts receivable and an increase of RMB53.8 million in prepaid expenses and other current assets resulting from the expansion of our copper products business in 2011, which was partially offset by a decrease in inventory of our copper products business.

Our net cash outflow from operating activities for the year ended December 31, 2010 was RMB130.2 million compared to net cash inflow of RMB0.5 million for the year ended December 31, 2009. The decrease in cash inflow from operating activities was primarily due to a decrease in revenues and the increasing cost of raw materials during 2010. The decrease in revenues was primarily caused by the decrease in the production and sales volume of our biodiesel and biodiesel by-products, which was, in turn, due to the temporary suspension of operations at our Shanghai and Sichuan plant since April and August 2010, respectively. The net cash outflow was further increased by an increase in working capital needs which include an increase in inventory, increase in prepaid expenses and other current assets which were partially offset by an increase in accounts payable of Jin Xin.

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

Investing Activities

For the year ended December 31, 2011, we had a net cash outflow of RMB78.8 million (US$12.5 million) primarily due to amounts paid in satisfaction of accounts payable related to certain of our biodiesel production facilities, totalling RMB 32.7 million (US$5.3 million), amounts paid in connection with the construction and/or expansion of our copper products production facilities, totalling RMB18.6 million (US$2.9 million) and the acquisition of a 75% indirect ownership interest in Xiangbei for RMB27.5 million (US$4.3 million), which was partially offset by net cash of RMB7.1 million (US$1.1 million) acquired in connection with the acquisition of Xiangbei.

For the year ended December 31, 2010, we had a net cash outflow of RMB130.6 million from investing activities, primarily due to the purchase of property, plant and equipment for RMB169.8 million, payment for land use rights of RMB0.6 million mainly in connection with the construction of Chongqing Gushan, Hunan Gushan, additional facilities of Beijing Gushan and Shanghai Gushan and the new plant in Sichuan, which were partly offset by the proceeds from disposal of property, plant and equipment for RMB36.9 million of Sichuan Gushan, and net of cash of RMB2.9 million acquired in connection with the acquisition of an initial 67% indirect ownership interest in Jin Xin.

For the year ended December 31, 2009, we had a net cash outflow of RMB365.4 million from investing activities, primarily due to the purchase of property, plant and equipment for RMB349.4 million and payment for land use rights for RMB16.0 million mainly in connection with the construction of Chongqing Gushan, Hunan Gushan, additional facilities of Beijing Gushan and Shanghai Gushan and the new plant in Sichuan.

Financing Activities

For the year ended December 31, 2011, we had a net cash inflow of RMB13.2 million (US$2.1 million) from financing activities, primarily due to the proceeds from new short term bank loans of RMB120.0 million (US$19.1 million) incurred in connection with the construction of our new copper products production facility, and our receipt of advances from related parties of RMB76.3 million (US$12.1 million), which were partly offset by the acquisition of an additional 8% of the issued share capital of Engen for RMB42.7 million (US$6.8 million) our repayment of RMB70.0 million (US$11.1 million) of bank loans and RMB70.4 million (US$11.1 million) of advances from related parties.

For the year ended December 31, 2010, we had a net cash outflow of RMB26.3 million from financing activities, primarily due to the purchase of treasury stock for RMB33 million under our share repurchase program and our repayment of advances received from directors of Jin Xin of RMB3.3 million which was partly offset by the proceeds from new short term loans of RMB10.0 million.

For the year ended December 31, 2009, we paid RMB26.7 million in respect of dividends, which was the only cash outflow for financing activities.

Acquisitions and Capital Expenditures

In August 2011, we acquired a 75% ownership interest in Xiangbei through a series of transactions in exchange for RMB30 million (approximately US$4.5 million) and the issuance of up to 14.17% of Engen’s ordinary shares and 20 million ordinary shares of our Company, subject to an earn-out arrangement. For more information about Xiangbei’s operations, see Item 4B, “Information on the Company—Copper Products.”

In November 2010, we acquired an initial 67% indirect ownership interest in Jin Xin for a consideration of up to 24 million ordinary shares of our Company of which 18 million shares were put in escrow for release in stages, subject to an earn-out arrangement. We also made a capital contribution to Jin Xin of RMB30 million (approximately US$4.5 million). On January 1, 2011, we acquired an additional 8% of the issued share capital of Engen, the holding company of our copper products business, which increased our indirect ownership in Jin Xin to 75%. For more information about Jin Xin’s operations, see Item 4.B. “Information on the Company—Copper Products.”

In 2009, 2010 and 2011, our capital expenditures were RMB365.4 million, RMB170.4 million and RMB51.3 million (US$8.2 million). Our capital expenditures in the table below are cash outflows for the purchase of long-lived assets and land use rights, for the expansion of our production facilities. In 2009, 2010 and 2011, we funded our capital expenditures primarily through cash flows from operating activities, bank loans and proceeds from the issuance of ordinary shares. We intend to fund our future capital expenditures through cash flows from operations. The following table sets forth our capital expenditures by plant or office locations for the periods indicated:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in millions)
Hong Kong office	0.2	—	—	—
Sichuan Gushan	127.6	110.0	17.1	2.7
Fujian Gushan	6.8	1.0	3.9	0.6
Handan Gushan	—	—	0.1	—
Beijing Gushan	23.5	3.3	0.5	0.1
Shanghai Gushan	74.4	5.5	7.9	1.3
Chongqing Gushan	53.0	10.0	2.5	0.4
Hunan Gushan	68.8	13.4	0.7	0.2
Biomass	11.1	3.7	—	—
Jin Xin	—	23.5	11.6	1.8
Xiangbei	—	—	7.0	1.1

Total	365.4	170.4	51.3	8.2

•

we incurred capital expenditures of RMB51.3 million (US$8.2 million) in 2011, primarily composed of RMB11.6 million (US$1.8 million) and RMB7.0 million (US$1.1 million) for the construction of production facilities of Jin Xin and Xiangbei, respectively, and RMB32.7 million (US$5.3 million) for the repayments of accounts payable for certain of our biodiesel production facilities.

•

we incurred capital expenditures of RMB170.4 million in 2010, primarily composed of RMB110.0 million, RMB10.0 million, RMB13.4 million and RMB23.5 million for the construction of our new production facilities in Sichuan, Chongqing, Hunan and Jin Xin, respectively, RMB3.3 million and RMB5.5 million for the expansion of our production capacity in Beijing and Shanghai, respectively, by 50,000 tons each, RMB1.0 million and RMB3.7 million for acquisition of assets in Fujian and Biomass, respectively.

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

Estimated Capital Expenditures for 2012

We currently estimate our aggregate capital expenditures, on a cash basis, to be approximately RMB105.2 million (US$16.8 million) for the fiscal year of 2012, of which RMB 40.0 million (US$6.4 million) is expected to be used for the construction of our new copper products production facility in Sichuan, which we expect to be completed during 2012, and RMB65.2 million (US$10.4 million) is expected to be used to repay accounts payable for property, plant and equipment. The actual amounts of expenditures may vary from the estimated amounts for a variety of reasons, including changes in market conditions and other factors. We believe that our current cash balance and anticipated cash flow from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

C. Research and Development

Our biodiesel manufacturing technology was developed in-house by our research and development department. Our research and development team comprises one internal professional researcher as of December 31, 2011. Our advanced manufacturing process utilizes vegetable oil offal, used cooking oil and methanol as raw materials and produces biodiesel and by-products on a commercial scale.

We incurred research and development expenses, all of which was related to our biodiesel business, of RMB5.7 million, RMB3.9 million and RMB0.5 million (US$0.1 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	RMB	RMB	RMB	RMB
	(Amounts in millions)
Short-term debt obligations (including interest payable)	114.1	114.1	—	—	—
Capital commitment in respect of the acquisition of property, plant and equipment	20.8	20.8	—	—	—
Operating lease commitments	0.9	0.6	0.3	—	—

Total	135.8	135.5	0.3	—	—

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address for each of our directors and executive officers is c/o Gushan Environmental Energy Ltd., No. 12 Habour District, Changan Investment Zone, Fuzhou Mawei Economic and Technical Development Areas, Fujian Province, People’s Republic of China.

Name	Age	Position
Jianqiu Yu	47	Chairman, Director, and Principal Executive Officer
Deyu Chen	74	Director and Chief Technology Officer
Kang Nam Chu	56	Independent Director
Dongming Zhang	68	Independent Director
Denny Lee	44	Independent Director
Wilson Wai Sun Kwong	46	President
Frank Ngai Chi Chan	40	Principal Financial Officer and Principal Accounting Officer
Gonghao Chen	35	Chief Logistics Officer and Vice President of the Management Department
Xia Zhiying	40	Chief Sales and Marketing Officer
Junxiong Li	45	Chief Engineer
Ying Kwan Cheung	52	Financial Controller
Huimin Chen	33	Senior Finance Manager
Tansy Jin Cai	34	Chief Administrative Officer and Secretary to the Chairman

Mr. Jianqiu Yu is our founder and our chairman and principal executive officer. Mr. Yu is also currently a director of our various investment holding companies incorporated in the British Virgin Islands and operating subsidiaries incorporated in the PRC. Mr. Yu has over 18 years of experience in corporate operations and management in the petrochemical and automobile sectors. Mr. Yu founded our Company in 2000 to conduct biodiesel research and development. In 2002, he was elected a member of the Fuzhou Committee of the 10th Chinese People’s Political Consultative Committee and “Santai County Committee of the 11th Chinese People’s Political Consultative Committee.” Mr. Yu is responsible for our overall operation and strategic planning. He was appointed as a director of our Company on June 6, 2006. Mr. Yu holds a EMBA degree from HEC Paris. Mr. Yu is also one of our major shareholders through his ownership in Gemino Success Limited and Hero Track Holdings Limited as disclosed in Item 6.E, “Directors, Senior Management and Employees—Share Ownership” below.

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

Mr. Kang Nam Chu is an independent director of our Company. Mr. Chu graduated from Xiamen University with a Bachelors of Arts degree and thereafter lectured at the Xiamen University. Mr. Chu worked in certain government departments of the Fujian province of the PRC for the period from June 1984 to November 1989 and held research and management positions in the areas of economics and foreign trade. Mr. Chu also has held senior management positions at various trading and retail companies since 1989. In September 1995, he was employed as a research analyst at the Fujian Provincial Government Development Research Centre. Mr. Chu has over 23 years of management and operations experience in the areas of economics and trading. Mr. Chu is currently an independent non-executive director of China Mining Resources Group Limited, a company listed on the Hong Kong Stock Exchange. He was appointed as an independent director of our Company on August 1, 2007.

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

Mr. Wilson Wai Sun Kwong joined us in July 2006 and is the president in charge of business, strategic development and overall responsibility for investor relations for our Company. Since joining our Company, Mr. Kwong also served as the vice president of business development until January 24, 2008, after which he was promoted to the newly created position of president. Mr. Kwong has 15 years of experience in corporate finance and equity capital markets in Asia, having previously worked at a number of investment banks in Hong Kong. Prior to joining us, he was a managing director of investment banking and head of Hong Kong and China ECM at CLSA Equity Capital Markets Limited, a position he had held since March 2004. From 2002 to 2003, Mr. Kwong was the head of equity capital markets for Cazenove Asia Limited. After graduating from Cambridge University, England with a Bachelor’s degree in 1987, he qualified as a chartered accountant in the United Kingdom with KPMG in 1990 and as a chartered secretary and administrator in the United Kingdom in 1991. Mr. Kwong is currently an associate member of the Hong Kong Institute of Certified Public Accountants and the Hong Kong Institute of Chartered Secretaries.

Mr. Frank Ngai Chi Chan joined us in August 2007 and is the principal financial officer and principal accounting officer of our Company. Mr. Chan has over 16 years of experience in financial management, compliance and auditing. Prior to joining our Company, Mr. Chan had worked in the audit division of PricewaterhouseCoopers Hong Kong and in three listed companies as the financial controller and company secretary in Hong Kong. From 2004 to August 2007, Mr. Chan worked in Tong Ren Tang group, the largest producer of Chinese Medicine in China as the financial controller and company secretary. Mr. Chan holds a Bachelor’s degree from The Hong Kong University of Science and Technologies and a Master’s degree from The Chinese University of Hong Kong. Mr. Chan is currently a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

Mr. Gonghao Chen has been the chief logistics officer and vice president of our management department since 2008 and had been the chief sales and marketing officer and general manager of Handan Gushan since 2001. Mr. Chen is also currently a director of Sichuan Gushan, Handan Gushan, Fujian Gushan, Shanghai Gushan, Chongqing Gushan, Hunan Gushan, Beijing Gushan, Jin Xin and Xiangbei. Mr. Chen has worked closely with Mr. Yu since 1996 and is one of our founding members. Mr. Chen has over 13 years of experience in the petrochemical industry. Mr. Chen received the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. Mr. Chen is the husband of Ms. Huimin Chen, the senior finance manager of our Company.

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

Mr. Junxiong Li has been the chief engineer of our Company since 2001. Mr. Li received his bachelor’s degree in the chemical processing of forestry products from the Fujian Agriculture and Forestry University in 1988. He has over 19 years of experience in the petrochemical industry. Before joining us in June 2001, Mr. Li worked at various chemical companies as a production technology manager. He also received the “Third Award for Science and Technology Advancement” by the Sichuan Provincial Government in 2003 and the “First Award for Science and Technology Advancement” by the Mianyang County Government in 2003. He is responsible for our overall production management. Mr. Li is also currently a director of Chongqing Gushan and Hunan Gushan.

Mr. Ying Kwan Cheung joined us in March 2006 and is the financial controller of our Company. Mr. Cheung has over 21 years of experience in financial management. Prior to joining our Company, Mr. Cheung served from April 2001 to March 2006 as the qualified accountant and company secretary of a company listed on the Main Board of the Hong Kong Stock Exchange. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Ms. Huimin Chen has been the senior finance manager of our Company since 2001. Ms. Chen has extensive experience in financial management and studied in the financial management graduate program at the Economics Department of Peking University between April 2005 and March 2006. She is responsible for our finance management. Ms. Chen is currently a director of Sichuan Gushan and Fujian Gushan. Ms. Chen is married to Mr. Gonghao Chen, the chief logistics officer and vice president of our Company.

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

B. Compensation

Compensation of Directors and Executive Officers

All directors receive reimbursements from our Company for expenses that are necessarily and reasonably incurred by them for providing services to our Company or in the execution of their duties. Each director who is also an employee of our Company receives compensation in the form of a salary, housing allowance, other allowances and benefits in kind in his capacity as employee of our Company.

In 2011, the aggregate remuneration and benefits in kind that we paid to executive directors and executive officers was RMB9.5 million (US$1.5 million) and the amount that we paid to non-executive directors was RMB0.4 million. In addition, in 2011, we contributed approximately RMB80,447 (US$12,800) to retirement plans and other benefits for our directors and executive officers who are also employees under the laws of China and Hong Kong. For details relating to the share options which our directors and executive officers may be granted from time to time, see Item 6.E, “Directors, Senior Management and Employees—Share Ownership—Share Option Scheme.”

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

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and our Chairman and Principal Executive Officer, share options to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per share. These options are exercisable immediately and will expire ten years from the date of grant. Any ordinary shares of Engen issued upon the exercise of these options will be subject to a right of first refusal in favor of Engen before they may be validly transferred. As of the date of this annual report, none of these share options have been exercised.

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

D. Employees

We had 376, 522 and 785 employees as of December 31, 2009, 2010 and 2011, respectively. The following table shows a breakdown of our employees by geographical location as of December 31, 2011:

	Number of employees	% of total
Location
Sichuan—biodiesel	65	8.3%
Sichuan—copper products	476	60.6%

Sichuan	541	68.9%
Fuzhou	43	5.5%
Handan	20	2.5%
Beijing	23	2.9%
Shanghai	28	3.6%
Chongqing	18	2.3%
Hunan	15	1.9%
Hunan—copper products	93	11.9%
Hong Kong	4	0.5%

	785	100.0%

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any options, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held Percent
	Number	Percent
Name
Principal Shareholders
Gemino Success(1)	63,996,218	33.54%	33.54%
Hero Track Holdings Limited(2)	2,446,360	1.28%	1.28%
Gold Hero Holdings Limited(3)	12,000,000	6.29%	6.29%
Directors and Executive Officers
Jianqiu Yu(1) (2)	66,442,578	34.82%	34.82%
Deyu Chen	*	*	*
KangNam Chu	*	*	*
Dongming Zhang	*	*	*
Denny Lee	*	*	*
Wilson Wai Sun Kwong	*	*	*
Frank Ngai Chi Chan	*	*	*
Haisui Chen	*	*	*
Gonghao Chen	*	*	*
Zhiying Xia	*	*	*
Junxiong Li	*	*	*
Ying Kwan Cheung	*	*	*
Huimin Chen	*	*	*
Tansy Jin Cai	*	*	*
All Directors and Executive Officers As a Group	71,666,568	37.55%	37.55%
Total shares outstanding(4)	190,831,943	100%	100%

*	Less than 1% of our total outstanding shares.
(1)	Represents 63,996,218 ordinary shares held by Gemino Success Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondence address of Gemino Success Limited is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(2)	Represents 2,446,360 ordinary shares held by Hero Track Holdings Limited, a Hong Kong company wholly owned and controlled by Hero Track Limited, which is a British Virgin Islands company wholly owned and controlled by Mr. Jianqiu Yu. The correspondence address of Hero Track Holdings Limited and Hero Track Limited is Room 908, China Merchants Tower, 168-200 Connaught Road Central, Hong Kong.
(3)	Gold Hero Holdings Limited is a British Virgin Islands company wholly owned and controlled by Mr. Xu Ke. The correspondence address of Gold Hero Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.
(4)	Includes 10,145,200 ordinary shares held by Gushan Holding Limited, a Hong Kong company wholly owned by our Company and 12,000,000 ordinary shares held in escrow as of the date of this annual report by Carling Technology Limited, a British Virgin Islands company wholly owned by our Company.

Gemino Success

In January 2005, we issued 78,940,000 ordinary shares to Gemino Success. The consideration for the issuance of these shares was nominal par value of HK$0.00001 per share. In August 2007, Gemino Success sold 5,060,000 ordinary shares to Billion Ally International Ltd for a total consideration of HK$150.0 million (US$19.3 million). Immediately prior to the completion of our initial public offering in December 2007, Gemino Success transferred an aggregate of 3,293,216 ordinary shares to other shareholders under an anti-dilution arrangement. In January 2008, in connection with our initial public offering, Gemino Success sold 1,190,566 ordinary shares upon the underwriters’ exercise of an over-allotment option. In August 2008, Gemino Success sold 5,400,000 ordinary shares (equivalent to 540,000 ADSs) in the open market during a window period, in accordance with our Insider Trading Policy, following the earning release for the second quarter of 2008.

Hero Track Holdings Limited

In August and September 2011, Hero Track Holdings Limited purchased a total of 244,636 ADSs (equivalent to 2,446,360 ordinary shares) in the open market during a window period, in accordance with our Insider Trading Policy, following the earning release for the second quarter of 2011.

Gold Hero

In November 2010 we acquired an initial 67% indirect ownership interest in Jin Xin through a series of transactions in exchange for the Jin Xin Consideration Shares, comprising up to 24 million of our newly issued ordinary shares. The Jin Xin Consideration Shares are subject to an earn-out arrangement whereby 6 million ordinary shares were delivered to Gold Hero, at the closing of the transactions, while the remaining Jin Xin Consideration Shares were placed into escrow to be released in stages in amounts determined based on the ratio of Jin Xin’s net income, under U.S. GAAP, for the year ending December 31, 2010 and the three-year period ending December 31, 2012 to net income targets of RMB30.0 million and RMB190.0 million, respectively.

Under the earn-out arrangement, the maximum earnout award for 2010 of 6 million Jin Xin Contingent Consideration Shares was released to Gold Hero on April 8, 2011, as Jin Xin’s net income was greater than RMB30.0 million. The remaining Jin Xin Contingent Consideration Shares are to be released to Gold Hero based on the ratio of Jin Xin’s cumulative net income for the three-year period ending December 31, 2012 to the applicable net income target of RMB190.0 million.

Gushan Holdings Limited

Our Board of Directors approved a share repurchase program effective October 7, 2010. Under the terms of the program, we repurchased its our ordinary shares through Gushan Holdings Limited, a wholly owned subsidiary of Carling Technology Limited, which is our wholly owned subsidiary, in open market transactions at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. Pursuant to the repurchase program, Gushan Holdings Limited repurchased approximately US$5 million worth of our issued and outstanding ADSs, representing 10,145,200 of our ordinary shares (equivalent to 1,014,520 ADSs) of our Company. Gushan Holdings Limited is the direct beneficial owner of 10,145,200 of our ordinary shares.

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

To our knowledge, except as disclosed above, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

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

As of December 31, 2011, there were 2,483,194 ordinary shares (equal to 248,319 ADSs) available for future issuance upon the exercise of future grants under our Share Option Scheme.

The following table sets forth information with respect to the share options granted under our Share Option Scheme to our directors, executive officers and employees as of the date of this annual report:

	00,000,000	00,000,000	00,000,000	00,000,000
Name	Number of Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(in US$)
Deyu Chen	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Kang Nam Chu	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Dongming Zhang	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Denny Ting Bun Lee	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Wilson Wai Sun Kwong	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Frank Ngai Chi Chan	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Ying Kwan Cheung	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Zhiying Xia	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Junxiong Li	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Huiming Chen	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Jin Cai	*	1.33	January 22, 2009	January 21, 2019
	*	0.61	March 16, 2010	March 15, 2020
Gonghao Chen	*	0.61	March 16, 2010	March 15, 2020
	*	0.61	January 11, 2011	January 10, 2021
All Directors and Executive Officers as a Group	5,476,000

*	Less than 1% of our outstanding share capital.

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

Share Option on Engen’s Ordinary Shares

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and our Chairman and Principal Executive Officer, share options to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per share. These options are exercisable immediately and will expire ten years from the date of grant. Any ordinary shares of Engen issued upon the exercise of these options will be subject to a right of first refusal in favor of Engen before they may be validly transferred.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership.”

According to The Bank of New York, depositary for our ADSs, as of December 31, 2011, 10,139,161 of our ADSs (equal to 101,391,628 ordinary shares), representing in aggregate approximately 53.1% of our outstanding ordinary shares (including ordinary shares underlying our ADSs) were held by four American Depositary Receipt, or ADR, holders of record in the United States. Because most of our ADSs were held by brokers and other institutions on behalf of security holders in street name, we believe that the number of beneficial holders of our ordinary shares may be higher.

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

Other Related Party Transactions

Transactions with Directors of Subsidiaries

Jin Xin, our 75% owned indirect subsidiary, owed RMB34 million to its directors, Lian Chen and Hanqiu Liu, when we acquired it in November 2010. Subsequently, Jin Xin repaid RMB3.3 million to these directors in November and December, 2010. During the year ended December 31, 2011, Jin Xin borrowed an additional RMB19.1 million from outstanding these directors and repaid RMB47.7 million to the directors. As of December 31, 2011, the total outstanding amount due to Hanqiu Liu was RMB2.1 million (US$0.3 million) and there were no amounts due Lian Chen. This obligation is unsecured, interest free and repayable on demand.

On January 1, 2011, we acquired an additional 8% of the issued share capital of Engen from Gold Hero and Silver Harvest for consideration of approximately US$3.5 million and US$2.9 million, respectively. In connection with this transaction, Gold Hero and Silver Harvest received nonnegotiable promissory notes from Engen with principle amounts of approximately US$2.0 million (RMB12.6 million) and US$13.7 million (RMB86.2 million), respectively. These promissory notes bear interest at 6.06% per annum and have a term of one year, subject to annual extensions by Engen at its sole discretion. As of December 31, 2011, the total aggregate amount outstanding under these promissory notes was approximately US$3.9 million (RMB24.5 million), and Engen has elected to extend the maturity of such promissory notes until December 31, 2012, subject to future extensions.

Xiangbei, our 75% owned subsidiary, owed RMB30.0 million to its directors, Waiping Huang and Huayi Zhang when we acquired it in August 2011. As of December 31, 2011, Xiangbei owed a total of RMB33.9 million (US$5.4 million) to these directors. This obligation is unsecured, interest free and repayable on demand.

Transactions with Jiangui Yu

Jianqui Yu paid expenditures of RMB12.6 million on behalf of a subsidiary and the subsidiary paid RMB6.7 million to him during the year ended December 31, 2011. As of December 31, 2011, the subsidiary was indebted to Mr. Jianqiu Yu RMB5.9 million. The amount due was unsecured, interest free and repayable on demand.

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and Chairman and Principal Executive Officer of our Company, share options to purchase up to 1,013 ordinary share of Engen at an exercise price of RMB63,179 per share.

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

We are a holding company and our cash flow depends on dividends from our intermediate holding companies, Carling Technology, Brightest Resources, Joywin Technology Profit Faith Technology and Engen, which in turn depend on dividends from our subsidiaries in China, namely Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Biomass, Jin Xin and Xiangbei. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of Chongqing Gushan, Hunan Gushan, Sichuan Gushan, Handan Gushan, Fujian Gushan, Beijing Gushan, Shanghai Gushan, Biomass, Jin Xin and Xiangbei as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve fund and enterprise expansion fund until the balance of the funds has reached 50% of its registered capital, and each also has discretion in allocating its after-tax profit to its statutory employee welfare reserve fund. These reserve funds are not distributable as cash dividends. In additional to its general reserve fund and enterprise expansion fund, Handan Gushan, a sino-foreign joint equity enterprise, is required by its articles of association to allocate at least 5% of its after tax profit to its staff welfare fund. The staff welfare fund is established for the purpose of providing employee with facilities and other collective benefits to the employees, and it is recognized as an expense and classified as a current liability and included in accrued expenses and other payables in the consolidated balance sheets.

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

On October 27, 2009, the PRC SAT issued Guoshuihan [2009] Circular 601 “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements.” Circular 601 clarifies the general rules and the onus of proof in determining whether a tax relief applicant qualifies as a “beneficial owner.” Pursuant to Circular 601, a “beneficial owner” under a tax treaty is determined not purely by its place of legal registration but also by other factors which are depending on the specific facts and circumstances and significant judgment may be involved. In view of the above and after seeking professional advice on the matter, a withholding tax rate of 10% is applied on the undistributed earnings as of December 31, 2009, 2010 and 2011. See Item 3.D, “Key Information—Risk Factors—Risks Relating to Business Operations in China—The New CIT Law could affect tax exemptions on dividends received by us and our shareholders and increase our CIT rate” for more information.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C.

A. Offering and listing details

Price Range of Our ADSs

Our ADSs, which initially represented two of our ordinary shares, have been listed on the NYSE from December 19, 2007. On November 12, 2010, we changed the ratio of our ordinary shares to ADSs from two ordinary shares to one ADS to ten ordinary shares to one ADS. Our ADSs trade under the symbol “GU.” For the period from December 19, 2007 to May 4, 2012, the trading price of our ADSs on the NYSE has ranged from US$1.00 to US$89.75 per ADS. The following table provides the high and low trading prices for our ADSs on the NYSE for each specified period since our initial public offering.

	Sale Price
	High	Low
	US$
ANNUAL HIGHS AND LOWS
2007	52.40	44.20
2008	89.75	7.55
2009	16.25	6.15
2010	7.25	2.95
2011	6.40	1.10
QUARTERLY HIGHS AND LOWS
2009
First Quarter	12.40	6.15
Second Quarter	16.25	8.40
Third Quarter	13.70	8.75
Fourth Quarter	9.30	6.20
2010
First Quarter	7.25	4.90
Second Quarter	5.95	3.50
Third Quarter	4.80	2.95
Fourth Quarter	6.50	3.01
2011
First Quarter	6.40	4.07
Second Quarter	4.76	1.77
Third Quarter	2.94	1.31
Fourth Quarter	2.70	1.10
2012
First Quarter	1.70	1.00

MONTHLY HIGHS AND LOWS
2011
October	2.70	1.56
November	2.25	1.65
December	1.82	1.10
2012
January	1.53	1.00
February	1.70	1.20
March	1.68	1.42
April	1.61	1.27
May (through May 4)	1.40	1.30

On May 4, 2012, the closing sale price of our ADSs as reported on the NYSE was US$1.31 per ADS.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which our Company filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549.

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

Interest Rate Risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. As of December 31, 2011, a substantial portion of our cash is held in China and Hong Kong in interest bearing bank deposits and denominated in Renminbi, Hong Kong dollars and U.S. dollars. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates will increase the cost of new debt.

Our exposure to the risk of changes in market interest rates relates primarily to Jin Xin’s short-term borrowings. Currently, all Jin Xin’s short term borrowings are based on contracted fixed interest rates. Our policy is to manage its interest cost using fixed rate borrowing. However, we are subject to interest rate risk in renewing these loan agreements with the current lending banks or refinancing the loan amounts from different banks. During the year ended December 31, 2011, if interest rates had been 100 basis point higher or lower and all other variables were held constant, our interest expense for the year would increase or decrease by approximately RMB1.3 million.

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

The raw materials used for our copper operations are scrap copper, primarily sourced from suppliers located in China. The price of such raw materials has fluctuated significantly since 2009. For example, the spot price of copper in China ranged from approximately RMB27,000 per ton to RMB75,000 per ton during the period from 2009 to the end of the first quarter of 2012. As we generally pay prevailing market prices for scrap copper at the time of purchase, an increase in scrap copper prices would increase our need for working capital and financing, which may not be available on favorable terms, or at all, and may also increase our customers’ working capital requirements, which could result in delays in payments by our customers and increases in our trade receivables and bills receivable. Decreases in scrap copper prices, on the other hand, may result in a decrease in the value of our inventory, which would negatively affect our net asset value.

Foreign Exchange Risk

We carry out the majority of our transactions in Renminbi, therefore, we have limited exposure to foreign exchange fluctuations from day-to-day operations. As of December 31, 2011, we had RMB34.7 million, HK$0.8 million and US$4.8 million denominated in Renminbi, Hong Kong dollars and U.S. dollars, respectively, deposited in interest bearing accounts. RMB appreciated by 5.09% against US$ and by 5.11% against HK$ in 2011. Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% depreciation of US$ and HK$ based on the foreign exchange rate on December 31, 2011, would result in net loss of RMB3.1 million for our holdings of cash of RMB30.8 million, which was denominated in US$ and HK$ as of December 31, 2011. Conversely, we estimate that a 10% appreciation of US$ and HK$ would result in a net gain of RMB3.1 million for our cash in US$ and HK$ as of December 31, 2011. In addition, the depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, to the extent it is legally permitted. The Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Inflation Risk

Inflation did not have a significant effect on our business in 2007 but it affected our profit margins in 2008, 2009 and 2010. According to the National Bureau of Statistics of China, inflation, as measured by the CPI in China was 5.9%, -0.7%, 3.3%, 5.4% in 2008, 2009, 2010 and 2011, respectively. The recently released data indicated that China’s inflation rates are increasing significantly in 2012. If the trend continues in the rest of 2012, our profit margins in our biodiesel and copper products businesses will continue to be materially and adversely affected.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incurred in relation to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for our continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2009, we received US$437,503 (subject to applicable withholding tax of US$130,223) and US$480,000 (subject to applicable withholding tax of US$142,880) from the depositary as reimbursement for our expenses incurred in connection with investor relationship programs, annual exchange listing fees and other program related expenses for the years ended December 31, 2008 and 2009, respectively. In 2010 and 2011, we did not receive any payment from the depositary or any reimbursement relating to the ADR facility.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011, using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We acquired Xiangbei in 2011 and excluded Xiangbei’s internal control over financial reporting associated with total assets of RMB171.2 million and total revenues of RMB205.8 million included in our consolidated financial statements as of and for the year ended December 31, 2011 from our assessment of the effectiveness of internal control over financial reporting as of December 31, 2011.

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

	2009	2010	2011
	RMB	RMB	RMB
	(in thousands)
Audit fees(1)	6,803	4,802	4,110
Audit-related fees	—	—	—
Tax fees	100	—	—
All other fees(2)	—	583	1,050
Total fees	6,903	5,385	5,160

(1)	“Audit fees” means the aggregate fees billed for the audit of our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and the audit of our internal control over financial reporting as of December 31, 2009 and 2010.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “All other fees” involve principally the due diligence exercise in respect of the acquisition of Jin Xin in 2010 and due diligence exercise in respect of the acquisition of Xiangbei and Taiyue in 2011.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth details concerning purchases of our own equity securities:

	(a) Total Number of ADSs (or Units) Purchased	(b) Average Price Paid per ADS (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: October 7–31, 2010	584,240	US$	4.76	584,240	US$	2.2 million
Month: November 1–19, 2010	430,280	US$	5.16	430,280		N/A

(1)

On October 8, 2010, we announced that our board of directors approved a share repurchase program effective October 7, 2010. Under the terms of the program, we could repurchase up to US$5.0 million worth of our issued and outstanding ADSs through our subsidiary, Gushan Holdings Limited, from time to time in the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws. In the year ended December 31, 2010, we repurchased 1,014,520 ADSs, representing 10,145,200 ordinary shares, under this program at an aggregate cost of approximately US$5.0 million. See Item 6.E, “Directors, Senior Management and Employees—Share Ownership” for further discussion of the share repurchase program.

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

NYSE Rules	Our Practices

The NYSE rules require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters.	We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter provides that our audit committee shall review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal audit department.

The NYSE rules require that non-management directors meet at regularly scheduled executive sessions without management. The NYSE rules also require U.S. domestic issuers to disclose a method for all interested parties to communicate directly with the presiding director or with non-management or independent directors as a group.	We are not required by our amended and restated memorandum of association and articles of association to have our non-management directors meet regularly without management. We are not required under the Companies Law (2010 Revision) of the Cayman Islands to hold such meetings without management or to disclose a method for all interested parties to communicate directly with the presiding director, or with non-management or independent directors as a group, and we do not expect to do so in the future.

The NYSE rules require that shareholders be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.	We are not required by our amended and restated memorandum of association and articles of association to obtain shareholder approval for the adoption of, or material revisions to, our equity compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of ordinary shares issued pursuant to such plans is otherwise fair. Our practice does not conflict with the Companies Law (2010 Revision) of the Cayman Islands.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of the Registrant, dated November 9, 2007(3)

2.1	Form of American Depositary Receipt(4)

2.2	Specimen Certificate for Ordinary Shares(4)

2.3	Deposit Agreement among the Registrant, the Depositary and owners and holders of American Depositary Shares issued thereunder, dated December 24, 2007(3)

2.4	Investors’ Rights Agreement among Gushan Environmental Energy Limited, the ordinary shareholders of Gushan Environmental Energy Limited and the holders of the 2006 Notes, dated September 20, 2007(4)

4.1	Share Option Scheme, dated November 9, 2007(4)

4.2	Technology cooperation agreement with the Fujian Chemistry Science & Technology Research Institute, dated May 22, 2006 (English translation)(4)

4.3	Technology cooperation agreement with the Resource & Environmental Research Institute of Fuzhou University, dated June 6, 2006 (English translation)(4)

4.4	Form of Service Agreement between the Registrant and an Executive Officer of the Registrant(4)

4.5	Subscription Agreement among Carling Technology Limited, Tiger Global Private Investment Partners III, L.P., United Capital Investment Group Limited, Jianqiu Yu, Joywin Technology Limited, Profit Faith Technology Limited and Brightest Resources Limited, dated January 19, 2006(4)

4.6	Agreement for the sale and purchase of Shares and transfer of convertible notes in Carling Technology Limited, among Gushan Environmental Energy Limited, Carling Technology Limited, Jianqiu Yu, Zihong Chen, Gonghao Chen, the ordinary shareholders of Carling Technology Limited and the holders of the 2006 Notes, dated September 20, 2007(4)

4.7	Form of Directors Agreement(4)

4.8	Stock Purchase Agreement among Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated September 22, 2010(1)

4.9	Agreement on Share Transfer and Capital Increase of Mianyang Jin Xin Copper Company Limited dated September 22, 2010(1)

4.10	Escrow Agreement between Gushan Environmental Energy Limited, Carling Technology Limited and The Bank of New York Mellon, dated November 30, 2010(1)

Exhibit Number	Description

4.11	Share Purchase Agreement between Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited and Silver Harvest Holdings Limited, dated December 31, 2010(1)

4.12	Nonnegotiable Promissory Note (001) of Engen Investments Limited dated January 1, 2011(1)

4.13	Nonnegotiable Promissory Note (002) of Engen Investments Limited dated January 1, 2011(1)

4.14	Stock Purchase Agreement among Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited, Silver Harvest Holdings Limited, Gold Wide Enterprises Limited and Silvery Boom Limited, dated July 27, 2011

4.15	Agreement on Share Transfer of Hunan Yin Lian Xiangbei Copper Company Limited dated July 27, 2011

4.16	Stock Purchase Agreement among Gushan Environmental Energy Limited, Engen Investments Limited, Gold Hero Holdings Limited, Silver Harvest Holdings Limited, Gold Wide Enterprises Limited, Silvery Boom Limited, Cosy South Limited and Zhang Tiansheng, dated November 3, 2011

4.17	Agreement on Share Transfer of Guangzhou Taiyue Communications Cable Co. Ltd dated November 3, 2011

4.18	Share Option Grant Agreement between Gushan Environmental Energy, Ltd., Engen Investments Ltd. and Mr. Jianqiu Yiu, dated October 31, 2011

8.1	Subsidiaries of Registrant

11.1	Code of Ethics of the Registrant(5)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a))

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350

15.1	Consent of KPMG

(1)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2010 (File No. 001-33878).
(2)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2009 (File No. 001-33878).
(3)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2008 (File No. 001-33878).
(4)	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-147794).

(5)	Previously filed with the Registrant’s annual report on Form 20-F for the year ended December 31, 2007 (File No. 001-33878).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 15, 2012

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Jianqiu Yu
Name:	Jianqiu Yu
Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Gushan Environmental Energy Limited:

We have audited the accompanying consolidated balance sheets of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gushan Environmental Energy Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG

Hong Kong, China

May 15, 2012

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

			December 31,
	Note		2010	2011
			RMB	RMB
ASSETS
Current assets:
Cash	1	(c)	272,822	65,519
Accounts receivable	1	(c)	48,639	215,772
Bills receivable	1	(c)	9,550	10,932
Inventories	3		176,023	155,008
Prepaid expenses and other current assets	4		53,706	65,545
Amounts due from related parties	17		—	4,466
Income tax receivable			674	674
Deferred tax assets	13		2,439	2,019

Total current assets			563,853	519,935

Property, plant and equipment, net	5		663,946	96,929
Land use rights			87,568	86,527
Deferred tax assets	13		4,609	3,294
Goodwill	7		18,674	—

Total assets			1,338,650	706,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	9		60,000	110,000
Accounts payable			79,163	98,347
Accounts payable for property, plant and equipment			47,153	65,228
Accrued expenses and other payables	10		61,074	60,501
Amounts due to related parties	17		30,709	66,243
Income tax payable			10,075	11,614

Total current liabilities			288,174	411,933

Deferred tax liabilities	13		9,766	11,285
Income tax payable			9,762	10,547
Contingent consideration liabilities, excluding current portion	18		13,585	10,261
Deferred rebate income, excluding current portion	2	(l)	15,450	11,040

Total liabilities			336,737	455,066

Commitments and contingencies	19

Shareholders’ equity:
Ordinary shares
Par value: HKD0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 190,831,943 shares as of December 31, 2010 and 2011			2	2
Additional paid-in capital			1,547,035	1,541,838
Accumulated other comprehensive losses			(59,159)	(63,569)
Accumulated deficit			(469,758)	(1,217,439)
Treasury stock—10,145,200 shares as of December 31, 2010 and 2011, at cost			(32,972)	(32,972)

Total equity attributable to the Company			985,148	227,860

Non-controlling interests			16,765	23,759

Total shareholders’ equity			1,001,913	251,619

Total liabilities and shareholders’ equity			1,338,650	706,685

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of RMB, except per share data)

			Year ended December 31,
	Note		2009	2010	2011
			RMB	RMB	RMB
Revenues	12 & 1	(c)	628,186	408,498	1,449,734
Cost of revenues	1	(c)	(766,686)	(481,857)	(1,404,926)

Gross profit (loss)			(138,500)	(73,359)	44,808

Operating expenses:
Research and development			(5,665)	(3,899)	(518)
Selling, general and administrative			(89,894)	(84,493)	(81,745)
Other operating expenses			(33,465)	(70,661)	(68,251)
Impairment loss of property, plant and equipment	5		—	(992,620)	(603,266)
Impairment loss of goodwill	7		—	—	(41,440)
Loss on disposal of property, plant and equipment			(68)	(3,306)	(20)
Change in fair value of contingent consideration liabilities	18		—	(2,868)	10,361

Total operating expenses			(129,092)	(1,157,847)	(784,879)

Other operating income			—	103,780	18,161

Loss from operations			(267,592)	(1,127,426)	(721,910)

Other income (expense):
Interest income			2,407	1,432	417
Interest expense			—	(720)	(7,516)
Foreign currency exchange gain (loss), net	1	(c)	(90)	(159)	175
Other income (expense), net	2	(r)	(711)	2,862	10,294

Loss before income tax			(265,986)	(1,124,011)	(718,540)
Income tax benefit (expense)	13		(17,523)	17,746	(18,083)

Net loss			(283,509)	(1,106,265)	(736,623)
Less: Net income attributable to non-controlling interests			—	(2,750)	(11,058)

Net loss attributable to the Company			(283,509)	(1,109,015)	(747,681)

Basic and diluted loss per ordinary share	16		(1.70)	(6.68)	(4.48)

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Amounts expressed in thousands of RMB, except number of shares)

	Note	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated Deficit)	Treasury Stock, at Cost	Total Gushan Environmental Energy Limited Shareholders’ Equity	Non- Controlling Interests	Total Shareholders’ Equity	Comprehensive Income (Loss) Attributable to the Company	Comprehensive Income Attributable to the Non- Controlling Interests	Total Comprehensive Total Income (Loss)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		166,831,943	1	1,475,669	(47,359)	949,459	—	2,377,770	—	2,377,770

Net loss		—	—	—	—	(283,509)	—	(283,509)	—	(283,509)	(283,509)	—	(283,509)

Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(397)	—	—	(397)	—	(397)	(397)	—	(397)

Comprehensive loss											(283,906)	—	(283,906)

Share-based compensation	14	—	—	29,692	—	—	—	29,692	—	29,692
Dividend declared and paid		—	—	—	—	(26,693)	—	(26,693)	—	(26,693)

Balance as of December 31, 2009		166,831,943	1	1,505,361	(47,756)	639,257	—	2,096,863	—	2,096,863

Net loss		—	—	—	—	(1,109,015)	—	(1,109,015)	2,750	(1,106,265)	(1,109,015)	2,750	(1,106,265)

Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(11,403)	—	—	(11,403)	—	(11,403)	(11,403)	—	(11,403)

Comprehensive loss											(1,120,418)	2,750	(1,117,668)

Purchase of treasury stock		—	—	—	—	—	(32,972)	(32,972)	—	(32,972)
Share-based compensation	14	—	—	22,431	—	—	—	22,431	—	22,431
Issuance of 6,000,000 ordinary shares in connection with acquisition of subsidiary	18	6,000,000	1	19,243	—	—	—	19,244	—	19,244
Issuance of 18,000,000 ordinary shares placed in escrow in connection with acquisition of subsidiary	6	18,000,000	—	—	—	—	—	—	—	—
Fair value of non controlling interest in connection with acquisition of subsidiary		—	—	—	—	—	—	—	14,015	14,015

Balance as of December 31, 2010		190,831,943	2	1,547,035	(59,159)	(469,758)	(32,972)	985,148	16,765	1,001,913

Net loss		—	—	—	—	(747,681)	—	(747,681)	11,058	(736,623)	(747,681)	11,058	(736,623)

Foreign currency exchange translation adjustment, net of nil tax		—	—	—	(4,410)	—	—	(4,410)	—	(4,410)	(4,410)	—	(4,410)

Comprehensive loss											(752,091)	11,058	(741,033)

Share-based compensation	14	—	—	17,268	—	—	—	17,268	—	17,268
Release of 6,000,000 ordinary shares placed in escrow in connection with acquisition of subsidiary	18	—	—	16,172	—	—	—	16,172	—	16,172
Acquisition of additional equity interest of a subsidiary		—	—	(38,637)	—	—	—	(38,637)	(4,064)	(42,701)

Balance as of December 31, 2011		190,831,943	2	1,541,838	(63,569)	(1,217,439)	(32,972)	227,860	23,759	251,619

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB, except number of shares)

		Year ended December 31,
	Note	2009	2010	2011
		RMB	RMB	RMB
Cash flows from operating activities
Net loss		(283,509)	(1,106,265)	(736,623)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation		29,692	22,431	17,268
Depreciation		126,359	116,190	59,218
Land use rights expense		1,396	1,477	1,591
Impairment loss of property, plant and equipment		—	992,620	603,266
Impairment loss of goodwill		—	—	41,440
Impairment loss of VAT recoverable		—	—	28,220
Impairment loss of land use rights		—	—	2,925
Loss on disposal of property, plant and equipment		68	3,306	20
Foreign currency exchange (gain) loss, net		90	159	(175)
Deferred tax expense (benefit)		6,296	(22,067)	541
Inventory write-downs		3,818	1,887	15,659
Provision for doubtful debts		—	47	—
Change in fair value of contingent consideration liabilities		—	2,868	(10,361)
Changes in assets and liabilities, net of effects of acquisitions
Accounts receivable		10,512	16,329	(131,657)
Bills receivable		—	(9,550)	(1,382)
Inventories		22,010	(108,916)	19,830
Prepaid expenses and other current assets		(16,079)	(23,631)	(53,772)
Income tax receivable		10,394	2,433	—
Accounts payable		(2,765)	72,636	2,585
Accrued expenses and other payables		(5,052)	2,739	1,813
Income tax payable		(7,476)	1,988	1,454
Provision for consumption tax		103,780	(103,780)	—
Other non-current liabilities		6,455	(3,955)	(3,766)
Other assets		(5,460)	10,824	5,140

Net cash provided by (used in) operating activities		529	(130,230)	(136,766)

Cash flows from investing activities
Payments for property, plant and equipment		(349,470)	(169,761)	(51,294)
Payments for land use rights		(15,973)	(598)	—
Proceeds from disposal of property, plant and equipment		30	36,859	—
Payment for acquisition of a subsidiary, net of cash acquired		—	2,874	(27,549)

Net cash used in investing activities		(365,413)	(130,626)	(78,843)

Cash flows from financing activities
Purchase of treasury stock		—	(32,972)	—
Dividends paid		(26,693)	—	—
Proceeds from bank loans		—	10,000	120,000
Repayments of bank loans		—	—	(70,000)
Acquisition of additional 8% equity interest in a subsidiary		—	—	(42,701)
Advances received from related parties		—	—	76,339
Repayment of advances from related parties		—	(3,291)	(70,482)

Net cash provided by (used in) financing activities		(26,693)	(26,263)	13,156

Effect of foreign exchange rate changes on cash		(463)	(11,247)	(4,850)

Decrease in cash		(392,040)	(298,366)	(207,303)
Cash at beginning of year		963,228	571,188	272,822

Cash at end of year		571,188	272,822	65,519

Supplemental cash flow and non-cash flow information
Income taxes refund (paid)		(8,301)	100	(16,088)
Interest paid		—	(720)	(7,390)
Non-cash investing and financing transactions:
Issuance of 6,000,000 new ordinary shares in connection with the acquisition of a subsidiary		—	19,244	—
Issuance of 18,000,000 contingent consideration shares into escrow and payable to the selling shareholder of a subsidiary	6	—	17,509	—
Release of 6,000,000 ordinary shares placed in escrow in connection with acquisition of subsidiary		—	—	16,172
Accounts payable for property, plant and equipment		(33,443)	(33,708)	(7,026)
Receivable from disposal of property, plant and equipment		—	(1,130)	—

See accompanying notes to these consolidated financial statements.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1	PRINCIPAL ACTIVITIES, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a) Principal Activities

Gushan Environmental Energy Limited (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the production and distribution of biodiesel, biodiesel by-products and copper products in the People’s Republic of China (the “PRC”). The Group has seven biodiesel production facilities located in the Sichuan, Hebei, Fujian and Hunan provinces, and in Beijing, Shanghai and Chongqing. The Group’s biodiesel product is typically sold as a refined oil product which is blended by its customers with diesel fuel to power diesel engines and vehicles or sold as a raw material named fatty acid methyl ester used to produce chemical products. The Group’s biodiesel by-products include glycerine, plant asphalt, erucic acid and erucic amide. As of December 31, 2011, the Company’s Sichuan production facility was in operation, other biodiesel production facilities were suspended (see note 5). On November 3, 2010, the Company acquired 67% indirect ownership interest in Mianyang Jin Xin Copper Company Ltd. (“Jin Xin”), which has one plant in Sichuan, that manufactures copper rods, copper wires and copper granules from copper. The results of Jin Xin’s operation have been included in the consolidated financial statements since November 3, 2010. On January 1, 2011, the Company acquired an additional 8% indirect ownership interest in Jin Xin from the non-controlling shareholders

From January 1, 2011, the Company indirectly owned 75% of Jin Xin through Engen Investments Limited (“Engen”), a 75%-owned subsidiary of the Company and the investment holding company of the Group’s copper business. On August 1, 2011, the Company, through Engen, acquired 75% indirect ownership interest in Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”), a company that manufactures copper rods and copper plates from recycled copper. Xiangbei has one plant in Hunan. The results of Xiangbei’s operation have been included in the consolidated financial statements since August 1, 2011.

As of December 31, 2011, the Company’s major subsidiaries consist of the following entities:

Subsidiary Name	Nature of operations	Percentage of ownership
Sichuan Gushan Vegetable Fat Chemistry Co., Ltd. (“Sichuan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Handan Gushan Bio-sources Energy Co., Ltd. (“Handan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Fujian Gushan Biodiesel Energy Co., Ltd. (“Fujian Gushan”)	Production of biodiesel and biodiesel by-products	100%

Beijing Gushan Bio-sources Energy Co., Ltd. (“Beijing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Shanghai Gushan Bio-Energy Technologies Co., Ltd. (“Shanghai Gushan”)	Production of biodiesel and biodiesel by-products	100%

Chongqing Gushan Bio-Sources Energy Co., Ltd. (“Chongqing Gushan”)	Production of biodiesel and biodiesel by-products	100%

Hunan Gushan Bio-Sources Energy Co., Ltd. (“Hunan Gushan”)	Production of biodiesel and biodiesel by-products	100%

Gushan (China) Biomass Energy Technology Co., Ltd. (“Biomass”)	Research and development	100%

Mianyang Jin Xin Copper Company Ltd. (“Jin Xin”)	Production of copper rods, copper wires and copper granules from recycled copper	75%

Hunan Yin Lian Xiangbei Copper Company Limited (“Xiangbei”)	Production of copper rods and copper plates from recycled copper	75%

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

(c) Significant Concentrations and Risks

Customer concentration

All of the Group’s customers are located in the PRC. No individual customers accounted for more than 10% of the Group’s revenues in the year ended December 31, 2009. Individual customers accounting for more than 10% of the Group’s revenues, all of them are related to copper business, for the years ended December 31, 2010 and 2011 are as follows:

	December 31,
	2010		2011
	RMB	%	RMB	%
Customer A	—	—	200,150	14%
Customer B	19,164	5%	158,510	11%
Customer C	8,474	2%	154,295	11%
Customer D	40,782	10%	7,738	1%

Total	68,420	17%	520,693	37%

One customer and two customers accounted for all bills receivable as of December 31, 2010 and 2011, respectively. Individual customers accounting for more than 10% of the Group’s accounts receivable are as follows:

	Year ended December 31,
	2010		2011
	RMB	%	RMB	%
Customer A	5,238	11%	46,678	22%
Customer B	—	—	41,832	19%
Customer C	—	—	37,465	17%
Customer D	11,361	23%	21,690	10%
Customer E	5,563	12%	327	1%
Customer F	635	1%	—	—
Customer G	618	1%	—	—

Total	23,415	48%	147,992	69%

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

1	PRINCIPAL ACTIVITIES, BASIS OF PRESENTATION, AND SIGNIFICANT CONCENTRATIONS AND RISKS (Continued)

Supplier concentration

All of the Group’s suppliers are located in the PRC. Purchases from individual suppliers accounted for more than 10% of the Group’s cost of revenues consist of the following:

	Year ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	%
Supplier A	—	—	206,570	43%	209,864	15%
Supplier B	—	—	—	—	174,143	12%
Supplier C	—	—	86,022	18%	—	—
Supplier D	73,723	10%	80,226	17%	15,238	1%

Total	73,723	10%	372,818	78%	399,245	28%

Cash concentration

The Group’s cash balance includes the following:

	December 31,
	2010	2011
	RMB	RMB
Deposited in financial institutions in the PRC
Denominated in RMB	15,924	34,670
Denominated in HKD	32,770	—
Denominated in USD	10,756	25

Total cash in financial institutions in the PRC	59,450	34,695
Deposited in financial institutions in Hong Kong
Denominated in HKD	800	679
Denominated in USD	212,456	30,067

Total cash in financial institutions in HK	213,256	30,746

Cash at financial institutions	272,706	65,441
Cash on hand	116	78

Total Cash	272,822	65,519

Management believes that the financial institutions in which cash balances are held are of high credit quality. As of December 31, 2010 and 2011, the Group held cash denominated in RMB, USD and HKD only.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. An investment in a subsidiary is consolidated into the consolidated financial statements from the date the control commences. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity not held by the Company is shown as non-controlling interests. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of property, plant and equipment, land use rights and goodwill, the realizability of VAT recoverable, inventories and deferred tax assets, the collectability of accounts receivable, the fair value of share-based compensation and contingent consideration and accruals for income tax uncertainties and other contingencies. Actual results could differ from those estimates.

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

The Company’s assets and liabilities are translated from U.S. dollar into RMB, the Company’s reporting currency, using the exchange rate at the balance sheet date. Revenues, if any, and expenses of the Company are translated into RMB at average rates prevailing during the reporting period. Gains and losses resulting from translation of the Company’s financial statements into the reporting currency are recorded as a separate component of accumulated other comprehensive losses within shareholders’ equity.

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

For the year ended December 31, 2010, a provision for doubtful accounts receivable of RMB47 was made and subsequently charged off against the allowance as the recovery was considered remote as of December 31, 2010. There were no provisions for or write-offs of doubtful debt during the years ended December 31, 2009 and 2011.

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

(g) Land Use Rights

Land use rights represent the exclusive right to the use of land during a specific contractual term. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights or the remaining period of the rights upon acquisition. As of December 31, 2010 and 2011, land use rights of RMB1,536 and RMB1,633, respectively, expected to be charged to expense within one year from the balance sheet date have been included in prepaid expenses and other current assets in the accompanying consolidated balance sheets. Land use rights as of December 31, 2011, include RMB19,417 for down payment of the land use right located in Beijing for which the land use right certificate has not been issued to the Group by the relevant PRC authority.

(h) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortized, but is instead tested for impairment. Goodwill is reviewed for impairment annually at reporting unit level in accordance with the provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Group determines it has two reporting units, which are the biodiesel business and copper business. All the goodwill arises from the acquisition of subsidiaries in the copper business. Fair value of the copper business is determined by using market approach. If the fair value of the reporting unit exceed its carrying value, step two does not need to be performed.

The Group performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. The Group recognized a goodwill impairment loss of RMB41,440 for the year ended December 31, 2011 as described in Note 7. No impairment of goodwill was recorded for the year ended December 31, 2010.

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

(k) Retirement and Other Postretirement Benefits

Pursuant to relevant PRC and Hong Kong regulations, the Group is required to make contributions to various defined contribution plans organized by the PRC and Hong Kong governments. The contributions are made for each qualifying PRC and Hong Kong employee at rates ranging from 5% to 22% on a standard salary base as determined by the relevant governmental authorities. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided. For the years ended December 31, 2009, 2010, and 2011, contributions to the defined contribution plans were RMB1,844, RMB1,565 and RMB2,929, respectively. The Group has no other obligation for the payment of employee benefits associated with these plans beyond the contributions described above.

(l) Deferred Rebate Income

The Group entered into contract of a depositary receipt facility (“Facility”) with Bank of New York Mellon (“BONY Mellon”) for ADS depository service of 8 years (the “Service Contract”) on November 16, 2007. In order to secure the customer relationship, the bank provides rebates to the Group which is refundable to the extent of an early termination of the Service Contract by the Group. The Group recognized revenue from deferred rebate income over the contract term. For the years ended December 31, 2009, 2010 and 2011, the Group received rebates of RMB6,261, nil and nil respectively, of which other income of RMB5,743, RMB3,955 and RMB3,766 was recognized for the years ended December 31, 2009, 2010 and 2011.

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

(o) Loss Per Share

Basic loss per share is computed by dividing net loss attributable to shareholders of Gushan by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share is computed by dividing adjusted net loss attributable to shareholders of Gushan by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options (using the treasury share method) and the ordinary shares issuable upon settlement of the contingent consideration liabilities in respect of the acquisition of Jin Xin and Xiangbei. Ordinary equivalent shares in the diluted loss per share computation are excluded to the extent that their effect is anti-dilutive.

(p) Segment Reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decision, allocating resources and assessing performance. The Group’s chief operating decision maker is the chief executive officer of the Group. Prior to the acquisition of Jin Xin in November 2010, the Group had one operating segment. Since the acquisition of Jin Xin, the Group has two operating segments (i) biodiesel business and (ii) copper business.

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

(r) Government Grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching them and the grants are received. Grants that do not have specific terms of usage are recorded as other income. For the years ended December 31, 2009, 2010 and 2011, grants received, which were included in other income, were RMB239, RMB3,959 and RMB11,263 respectively.

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

(t) Fair Value Measurements

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Group adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Group’s consolidated financial statements. See note 18 to the consolidated financial statements.

(u) Recently Issued Accounting Standards

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance Sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet—Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to International Financial Reporting Standards (“IFRS”)7, Financial Instruments: Disclosures). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Group, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, the Group expects the adoption of ASU 2011-11 will not have a material impact on the Group’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income—Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Group, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. Since the standard impacts presentation and disclosure requirements only, the Group expects the adoption of ASU 2011-05 will not have a material impact on the Group’s consolidated results of operations or financial condition.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASU 2011-04, an update to ASC820, Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, an update to ASC 820, Fair Value Measurements and Disclosures – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is issued to provide largely identical guidance about fair value measurement and disclosure requirements with the IASB’s new IFRS 13, Fair Value Measurement. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP and most of changes are clarifications of existing guidance or wording changes to align with IFRS 13. ASU 2011-04 requires a reporting entity to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable in the period of adoption. For the Group, ASU 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The Group expects the adoption of ASU 2011-04 will not have a material impact on the Group’s consolidated results of operations or financial condition.

ASU 2010-29, an update to ASC 805, Business Combinations

In December 2010, the FASB issued ASU 2010-29, Business Combinations (ASC 805): Disclosure of Supplementary Pro Forma Information for Business Combination. ASU 2010-29 requires disclosure about pro forma information including revenues and earnings of the combined entity within the notes to the financial statements and pro forma information be presented as if business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current and prior reporting period pro forma financial information. ASU 2010-29 also requires that the disclosure be accompanied by narrative description of the amount and nature of material nonrecurring pro forma adjustment. For the Group, ASU 2010-29 is effective for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Prospective application is required with early adoption permitted. The Group adopted the provisions of this standard prospectively to business combinations with effective dates on or after January 1, 2011. The adoption of ASU 2010-29 did not have any impact on the Group’s consolidated results of operations or financial condition.

3	INVENTORIES

Inventories by major category consist of the following:

	December 31,
	2010	2011
	RMB	RMB
Raw materials	134,354	98,877
Work in progress	1,049	9,378
Finished goods	40,620	46,753

Total inventories	176,023	155,008

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2010	2011
	RMB	RMB
Other receivables	4,160	2,700
Prepayments and deposits	8,845	41,546
Current portion of land use rights	1,536	1,633
VAT recoverable	39,165	19,666

Total prepaid expenses and other current assets	53,706	65,545

The Company recognized impairment losses of RMB28,220 on VAT recoverable of certain subsidiaries of biodiesel business in 2011 as the Company did not expect such VAT recoverable would be utilized in the near future due to the adverse operating environment.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2010	2011
	RMB	RMB
Buildings	92,981	47,429
Furniture and fixtures	3,624	1,198
Machinery	545,844	50,737
Motor vehicles	9,542	4,998
Construction in progress	301,279	1,765

Total property, plant and equipment	953, 270	106,127
Less: accumulated depreciation	(289,324)	(9,198)

Total property, plant and equipment, net	663,946	96,929

The Company recognized impairment losses of RMB992,620 and RMB603,266 on certain property, plant and equipment in 2010 and 2011, respectively. For the year ended December 31, 2010, impairment losses of RMB992,620 included an impairment loss of RMB41,669 on property, plant and equipment in connection with the relocation of production facilities of Sichuan Gushan and an impairment loss of RMB950,951 on production facilities of the Company’s PRC subsidiaries.

Sichuan Gushan had relocated the production lines of its old plant in San Tai County to its new plant in Qin Dong Bei Industrial Park. In preparing for the relocation, Sichuan Gushan suspended production beginning on August 1, 2010. Pursuant to the agreement signed between Sichuan Gushan and the Economic and Commerce Bureau of San Tai County, Sichuan (“San Tai ECB”), San Tai ECB agreed to pay Sichuan Gushan RMB38,800 as compensation for its losses in disposing of certain machinery and equipment that cannot fit into the new plant, relocation expenses, and losses for returning land right to the municipal government of San Tai County. Furthermore, Sichuan Gushan was responsible for the cost of changing the registration of the land from industrial land to non-industrial land. All these costs and expenses were estimated to be approximately RMB80,469. Accordingly, Sichuan Gushan recognized an impairment loss of RMB41,669 on property, plant and equipment. The relocation of Sichuan Gushan’s property, plant and equipment was completed by December 31, 2010. Upon the relocation, an additional loss on disposal of property, plant and equipment of RMB3,303 was recognized.

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

As of December 31, 2011, due to the continually increased cost and persistent shortage of raw materials, the overall production and sales volume of the Group’s biodiesel and biodiesel by-products was at a low level. The Company considered that the possibility is remote to resume the production of the Group’s biodiesel and biodiesel by-products on a large scale basis in the near future. An impairment loss of RMB603,266 was made on the production facilities of Fujian Gushan, Sichuan Gushan, Beijing Gushan, Shanghai Gushan, Chongqing Gushan and Hunan Gushan. For the purpose of estimating the fair value, the Company utilized the projected cash flows of the production facilities discounted at the weighted average cost of capital of 15.00%.

The adjusted carrying amount of the production facilities after the impairment losses becomes the new cost basis and such new basis shall be depreciated over the remaining useful life of the asset.

The Group does not have the property ownership certificates for certain of its buildings in Fujian, Sichuan, Beijing and Shanghai. As of December 31, 2011, the net book value of these buildings amounted to approximately Nil. As of December 31, 2011, the application to obtain these property ownership certificates is still in process.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

5	PROPERTY, PLANT AND EQUIPMENT (Continued)

Depreciation expense on property, plant and equipment was recorded as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	88,698	49,959	25,735
Research and development	2,209	2,489	—
Selling, general and administrative	3,192	3,008	2,959
Other operating expenses	32,260	60,734	30,524

Total depreciation expense	126,359	116,190	59,218

6	ACQUISITION OF SUBSIDIARIES

Acquisition of Jin Xin

On November 3, 2010, the Company acquired 67% indirect ownership interest in Jin Xin to diversify its business in the environmental sector. The results of Jin Xin’s operations have been included in the consolidated financial statements since that date. Jin Xin manufactures copper rods, copper wires and copper granules from recycled copper.

The consideration for the acquisition principally consists of the issuance of up to 24 million ordinary shares of the Company (“Consideration Shares”) to the selling shareholder.

The Consideration Shares are subject to an earn-out arrangement whereby 6 million shares were issued to the selling shareholder at the closing of the acquisition, while the remaining 18 million ordinary shares are placed into escrow (“Contingent Consideration Shares”). The Contingent Consideration Shares are to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the cumulative U.S. GAAP net income of Jin Xin for the three-year period ending December 31, 2012. Under the earn-out arrangement, a maximum of 6 million Contingent Consideration Shares are to be released to the selling shareholder, if Jin Xin achieves net income of RMB30,000 or more for the year ended December 31, 2010. The remaining Contingent Consideration Shares are to be released to selling shareholder, if Jin Xin achieves a cumulative net income of RMB190,000 or more during the three-year period ended December 31, 2012. Based on the formula as set out in the purchase agreement in connection with the acquisition, if Jin Xin’s cumulative net income for the three-year period ending December 31, 2012, is nil or below, the selling shareholder is required to return to the Company, all of the Consideration Shares received in connection with the acquisition (or the selling shareholder has an option to pay in cash an amount equal to the number of Consideration Shares received in connection with the acquisition times USD1.00 per share) plus pay USD4.5 million in cash to the Company.

The operating results of Jin Xin have been included in the consolidated financial statements since the acquisition date on November 3, 2010. The transaction costs of the acquisition were not material, and have been recorded in selling, general and administrative expenses.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6	ACQUISITION OF SUBSIDIARIES (Continued)

The following table summarizes the consideration of the acquisition of Jin Xin and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition dates.

	As of November 3, 2010	Useful life
	RMB
Consideration:
Cash	158
Fair value of ordinary shares issued	19,244
Fair value of contingent consideration liabilities at acquisition date	17,509

Fair value of total consideration transferred	36,911

Cash	3,032
Inventories	35,576
Bills receivable	62,568
Deferred tax assets	503
Other current assets	4,466

Total current assets	106,145

Property, plant and equipment
Buildings	15,716	20 years
Plant and machinery	12,802	10 years
Office equipment	578	3-10 years
Motor vehicles	2,553	4 years
Construction in progress	3,960

Total property, plant and equipment	35,609
Land use right	5,138	50 years
Short term bank loans	(50,000)
Amounts due to related parties	(34,000)
Accounts payable	(5,947)
Accounts payable for property, plant and equipment	(8,462)
Accrued expenses and other payables	(7,246)
Current income tax payable	(6,392)
Deferred tax liabilities	(2,593)

Total identifiable net assets assumed	32,252

Non-controlling interest	(14,015)

Goodwill	18,674

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6	ACQUISITION OF SUBSIDIARIES (Continued)

On January 1, 2011, the Company acquired an additional 8% indirect ownership interest in Jin Xin from the non-controlling shareholders for a total consideration of RMB42,701. From January 1, 2011, the Company indirectly owned 75% of Jin Xin. As the Company continues to retain its controlling interests in Jin Xin, the Company has accounted for the acquisition of additional ownership in Jin Xin as an equity transaction. The carrying amount of the non-controlling interest and the Company’s additional paid-in capital decreased by RMB4,064 and RMB38,637, respectively, as a result of the transaction.

Acquisition of Xiangbei

On August 1, 2011, the Company acquired 75% indirect ownership interest in Xiangbei through Engen, to diversify its copper business in different locations in China. The results of Xiangbei’s operations have been included in the consolidated financial statements since that date. Xiangbei manufactures copper rods and copper plates from recycled copper.

The consideration for the acquisition principally consists of RMB30,000 and the issuance of up to 14.17% of Engen’s enlarged share capital (“Engen Shares”) and 20 million ordinary shares of the Company (“Gushan Shares”) (collectively “Xiangbei Contingent Consideration Shares”) to the selling shareholders.

The Xiangbei Contingent Consideration Shares are subject to an earn-out arrangement and are to be issued in stages upon the determination of Xiangbei’s net income under U.S. GAAP for the years ended/ending December 31, 2011, 2012 and 2013. Under the earn-out arrangement, (i) new Engen Shares of up to 4.72% of Engen’s enlarged share capital and a maximum of 6.6 million newly issued Gushan Shares may be issued to the selling shareholders with respect to the year ended December 31, 2011, if Xiangbei achieves net income of RMB20,000 for that year, (ii) new Engen Shares of up to 4.72% of Engen’s enlarged share capital and a maximum of 6.6 million new Gushan Shares may be issued to the selling shareholders with respect to the year ending December 31, 2012, if Xiangbei achieves net income of RMB50,000 for that year, and (iii) new Engen Shares of up to 4.73% of Engen’s enlarged share capital and a maximum of 6.8 million new Gushan Shares may be issued to the selling shareholders with respect to the year ending December 31, 2013, if Xiangbei achieves net income of RMB80,000 for that year. If Xiangbei’s net income over the three years do not meet the cumulative net income target of the three-year earn-out, the selling shareholders may be required to return to Engen or Gushan, as applicable, part or all of the Engen Shares or Gushan Shares (or pay Engen or Gushan an amount in cash equal to the value of such shares as determined under the earn-out arrangement) and cash of up to RMB30,000.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6	ACQUISITION OF SUBSIDIARIES (Continued)

In addition, Gushan will issue additional ordinary shares of Gushan (“Additional Gushan Shares”) to the selling shareholders if the volume weighted average trading price of Gushan Shares (as represented by Gushan’s ADSs) over the 30 calendar day period immediately after the public announcement of Gushan’s 2013 annual financial results is below USD1.25 per share (hence, USD12.50 per Gushan’s ADSs). The number of Additional Gushan Shares to be issued will be determined based on the shortfall amount per share multiplied by the number of Gushan Shares issued to the selling shareholders under the three-year earn-out arrangement, limited to a maximum value of RMB20,000.

The operating results of Xiangbei have been included in the consolidated financial statements since the acquisition date on August 1, 2011. The transaction costs of the acquisition were not material, and have been recorded in selling, general and administrative expenses.

The following table summarizes the consideration of the acquisition of Xiangbei and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition dates.

	As of August 1, 2011	Useful life
	RMB
Consideration:
Cash	30,022
Fair value of contingent consideration liabilities at acquisition date	17,372

Fair value of total consideration transferred	47,394

Cash	7,051
Inventories	14,474
Accounts receivable	35,476
Bills receivable	1,415
Deferred tax assets	196
Other current assets	2,900

Total current assets	61,512

Property, plant and equipment
Buildings	20,844	20 years
Plant and machinery	15,426	10 years
Office equipment	34	10 years
Motor vehicles	1,060	5-10 years

Total property, plant and equipment	37,364
Land use right	4,367	50 years
Amount due to Jin Xin	(12,888)
Amounts due to selling shareholders of Xiangbei	(29,970)
Accounts payable	(16,599)
Accounts payable for property, plant and equipment	(11,049)
Accrued expenses and other payables	(4,559)
Current income tax payable	(886)
Deferred tax liabilities	(2,664)

Total identifiable net assets assumed	24,628

Goodwill	22,766

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

6	ACQUISITION OF SUBSIDIARIES (Continued)

Unaudited supplemental pro forma financial information

The following unaudited supplemental pro forma financial information represents the consolidated results of operations of the Group as if the acquisition of Jin Xin and Xiangbei had occurred as of the beginning of January 1, 2010. The unaudited supplemental pro forma financial information is not necessarily indicative of what the Group’s consolidated results of operations actually would have been had it completed the respective acquisitions at the beginning of January 2010. In addition, the unaudited supplemental pro forma financial information does not attempt to project the Group’s future results of operations after the acquisitions.

	(Unaudited) December 31,
	2010	2011
	RMB	RMB
Revenues	915,122	1,570,251
Net loss attributable to the Gushan Environmental Energy Limited	(1,093,780)	(751,710)
Basic and diluted loss per ordinary share	(6.59)	(4.50)

7	GOODWILL

The goodwill of RMB18,674 and RMB22,766 arising from the acquisitions of Jin Xin and Xiangbei, respectively, is mainly for the benefits of entering into the copper business and the synergy effect from running the copper business in different locations in the PRC. All of the goodwill is allocated to the copper business and is not deductible for tax purpose.

The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 are as follows:

	Year ended December 31,
	2010	2011
	RMB	RMB
Balance as of January 1	—	18,674
Addition	18,674	22,766
Impairment loss	—	(41,440)

Balance as of December 31	18,674	—

The Group performs its annual goodwill impairment test on December 31.

A two step process is used to test for goodwill impairment under ASC 350-20. The first step is to determine if there is an indication of impairment by comparing the estimated fair value of the reporting unit to its carrying value including existing goodwill. Goodwill is considered impaired if the carrying value of a reporting unit exceeds the estimated fair value. If an indication of impairment exists under the first step, a second step is performed to determine the amount of the impairment. This involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all assets and liabilities other than goodwill and comparing it to the carrying amount of goodwill.

The fair value of the copper business reporting unit for step one was determined based on the quoted market price of the Company’s ADS less the fair value of the biodiesel reporting unit. As a result of the continued significant decline in the price of the Company’s ADS in 2011, the Group’s the first step of the impairment test concluded that the carrying value of the Group’s copper business reporting unit exceeded its fair value. As a result, the Group performed the second step of the goodwill impairment test for the copper business reporting unit. The Group determined that the implied fair value of goodwill was nil. Therefore, a goodwill impairment loss of RMB41,440 was recognized in the year ended December 31, 2011. No impairment was recognized in the year ended December 31, 2010.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

8	SEGMENT INFORMATION

The Group’s operating segments coincide with the types of products sold and are consistent with the reporting structure of the Group’s internal organization. The Group is engaged in manufacturing and sale of biodiesel products and copper products. The Group’s CODM has been identified as the Chief Executive Officer, who reviews the results of each of the two operating segments when making decisions about allocating resources and assessing performance of the Group. There are no inter-segment revenue transactions and, therefore, revenues are only to external customers. The Group has determined that it has two reporting segments, which are biodiesel business and copper business. All of the Group’s operations and customers are located in the PRC, as such, no geographic information is presented. The Group was solely engaged in the manufacturing and sale of biodiesel products during the year ended December 31, 2009.

The following table presents selected financial information relating to the Group’s segments in 2010 and 2011:

	2010			2011
	Biodiesel	Copper	Total	Biodiesel	Copper	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Revenue from external customers	203,439	205,059	408,498	53,359	1,396,375	1,449,734
Interest income—(note c)	389	6	395	38	116	154
Interest expense	—	720	720	—	7,516	7,516
Share-based compensation for the share options on Engen’s ordinary shares	—	—	—	—	7,659	7,659
Depreciation and amortization—(note d)	116,857	377	117,234	53,869	6,548	60,417
Impairment loss on property, plant and equipment and land use right	992,620	—	992,620	606,191	—	606,191
Impairment loss of goodwill	—	—	—	—	41,440	41,440
Loss on disposal of property, plant and equipment	3,306	—	3,306	20	—	20
Income tax (expense) benefit—(note e)	22,878	(3,952)	18,926	5,456	(22,287)	(16,831)
Segment net income (loss)—(note a)	(1,066,879)	8,321	(1,058,558)	(716,753)	2,934	(713,819)
Segment total assets—(note b)	783,975	315,204	1,099,179	106,871	554,576	661,447
Segment liabilities—(note b)	91,102	195,765	286,867	108,631	311,352	419,983
Capital expenditures, including payments for land use rights	146,815	23,544	170,359	32,696	18,598	51,294

(a)	Reconciliation of segment net loss to consolidated net loss

	Year ended December 31,
	2010	2011
	Net loss	Net loss
	RMB	RMB
Segment net loss	(1,058,558)	(713,819)
Share-based compensation for the share options on the Company’s ordinary shares	(22,431)	(9,609)
Change in fair value of contingent consideration liabilities	(2,868)	10,361
Unallocated amounts	(22,408)	(23,556)

Consolidated net loss	(1,106,265)	(736,623)

(b)	Reconciliation of segment total assets and total liabilities to consolidated total assets and total liabilities

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

8	SEGMENT INFORMATION (Continued)

	December 31,
	2010		2011
	Total assets	Total liabilities	Total assets	Total liabilities
	RMB	RMB	RMB	RMB
Segment assets and liabilities	1,099,179	286,867	661,447	419,983
Unallocated amounts	239,471	49,870	45,238	35,083

Consolidated assets and liabilities	1,338,650	336,737	706,685	455,066

(c)	Reconciliation of segment interest income to consolidated interest income

	Year ended December 31,
	2010	2011
	RMB	RMB
Segment interest income	395	154
Unallocated amounts	1,037	263

Consolidated interest income	1,432	417

(d)	Reconciliation of segment total depreciation and amortization to consolidated depreciation and amortization

	Year ended December 31,
	2010	2011
	RMB	RMB
Segment depreciation and amortization	117,234	60,417
Unallocated amounts	433	392

Consolidated depreciation and amortization, including land use rights expense	117,667	60,809

(e)	Reconciliation of segment income tax benefit to consolidated income tax benefit (expense)

	Year ended December 31,
	2010	2011
	RMB	RMB
	RMB	RMB
Segment income tax benefit (expense)	18,926	(16,831)
Unallocated amounts	(1,180)	(1,252)

Consolidated income tax benefit (expense)	17,746	(18,083)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

9	SHORT TERM BANK LOANS

The Company’s bank loans at December 31, 2010 and 2011 consisted of the following:

Loans	Maturity date	Annual interest rate	As of December 31, 2010	As of December 31, 2011
			RMB	RMB
Short-term bank loan, secured(1)	April 14, 2011	6.430%	20,000	—
Short-term bank loan, unsecured	April 27, 2011	5.100%	10,000	—
Short-term bank loan, secured(2)	July 25, 2011	5.840%	10,000	—
Short-term bank loan, secured(3)	October 8, 2011	5.560%	20,000	—
Short-term bank loan, secured(4)	April 6, 2012	6.941%	—	20,000
Short-term bank loan, unsecured	April 10, 2012	7.015%	—	10,000
Short-term bank loan, secured(5)	May 10, 2012	6.941%	—	20,000
Short-term bank loan, secured(6)	July 10, 2012	7.216%	—	30,000
Short-term bank loan, secured(7)	September 13, 2012	8.528%	—	10,000
Short-term bank loan, secured(8)	October 17, 2012	7.544%	—	20,000

Total			60,000	110,000

(1)	As of December 31, 2010, this secured loan was secured by the Group’s inventory with an original carrying value of approximately RMB40,000.
(2)	As of December 31, 2010, this loan was guaranteed by a guarantee company. Guarantee fees were charged at RMB200. In respect of the guarantee for such short-term bank loan, the Group collateralized its land use right, property, plant and equipment, motor vehicles and pledged deposits with an original carrying value of approximately RMB27,967, RMB5,226 and RMB2,000 as of December 31, 2010 respectively, to obtain the guarantee from the guarantee company.
(3)	As of December 31, 2010, this secured loan was secured by the Group’s inventory with an original carrying value of approximately RMB47,401.
(4)	As of December 31, 2011, this loan was guaranteed by the senior management of the subsidiary.
(5)	As of December 31, 2011, this secured loan was secured by the Group’s inventory with an original carrying value of approximately RMB40,000.
(6)	According to the loan agreement, this loan was secured by a kind of copper raw materials of RMB60,000. As of December 31, 2011,the Group only had such copper raw materials on hand with carrying value of approximately RMB876, which was below the amount of RMB60,000 as required in the loan agreement. As such, the Group breached the loan covenant, the bank loan would become payable on demand.
(7)	As of December 31, 2011, this loan was guaranteed by a guarantee company. Guarantee fees were charged at RMB250. In respect of the guarantee for such short-term bank loan, the Group collateralized its land use right, property, plant and equipment and pledged deposits with an original carrying value of approximately RMB5,120, RMB24,412 and RMB2,000 as of December 31, 2011 respectively, to obtain the guarantee from the guarantee company.
(8)	As of December 31, 2011, this loan was secured by the Group’s inventory with an original carrying value of approximately RMB35,370.

10	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following:

	December 31,
	2010	2011
	RMB	RMB
Accrued payroll and welfare	26,236	18,010
Other taxes payable	10,393	16,604
Contingent consideration liabilities, current (note 18)	6,792	955
Accrued professional fees	7,542	7,309
Deferred rebate income, current (note 2(l))	3,863	3,680
Other payables and accrued expenses	6,248	13,943

Total accrued expenses and other payables	61,074	60,501

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

For the years ended December 31, 2009, 2010 and 2011, the Company’s operating subsidiaries made appropriation to the general reserve fund and enterprise expansion fund of a total of Nil and RMB3,774 and RMB6,467, respectively. The accumulated balance of such reserves maintained at the Company’s operating subsidiaries as of December 2010 and 2011 were RMB71,910 and RMB78,377, respectively. These amounts are not available for distribution to shareholders, except upon liquidation.

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

12	REVENUES

The Group’s revenues by product category consist of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Biodiesel	581,025	190,988	46,961

Biodiesel by-products:
Erucic acid	2,685	283	—
Erucic amide	1,045	—	—
Glycerine and stearic acid	24,762	3,535	1,965
Plant asphalt	17,232	8,633	1,824
Refined glycerine	1,437	—	—

Total biodiesel by-products	47,161	12,451	3,789

Biodiesel raw materials	—	—	2,609

Total biodiesel products	628,186	203,439	53,359

Copper products	—	205,059	1,322,384

Copper raw materials and scrap		—	73,991

Total copper products		205,059	1,396,375

Total revenues	628,186	408,498	1,449,734

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13	INCOME TAX

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

Hong Kong

The Company has five BVI incorporated and three Hong Kong incorporated subsidiaries. The BVI incorporated companies are also considered as Hong Kong tax residents, since they are companies, although not incorporated in Hong Kong, which are nevertheless primarily managed and controlled in Hong Kong. These subsidiaries operating in Hong Kong are subject to tax on an entity basis on income arising in or derived from Hong Kong. No provision for Hong Kong Profits Tax was made in the consolidated financial statements as such entities derived no taxable income from Hong Kong for the years ended December 31, 2009, 2010 and 2011. The payments of dividends by Hong Kong tax residents are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“New CIT Law”) which took effect on January 1, 2008. The statutory tax rate under the New CIT Law is 25%. The New CIT Law and its relevant regulations provide transitional arrangements for certain preferential tax treatments under the prior effective tax rules and regulations. Accordingly, certain PRC subsidiaries of the Company which have not fully utilized their five-year tax holidays are allowed to continue their tax holidays until expiry. Further, one of the PRC subsidiaries which was taxed at a reduced tax rate is entitled to enjoy the transitional rates. The Company’s PRC subsidiaries are subject to the statutory tax rate of 25%, except as described below:

•	Sichuan Gushan and Handan Gushan are subject to income tax at 12.5% for 2009, and at 25% from 2010 onwards.

•	Fujian Gushan is subject to income tax at 10% and 11% for 2009 and 2010, respectively; at 24% for 2011 and at 25% from 2012 onwards.

•	Beijing Gushan and Shanghai Gushan were exempt from income tax for 2009 and are subject to income tax at 12.5% from 2010 to 2012, and at 25% from 2013 onwards.

According to the New CIT Law and its relevant regulations, non-PRC-resident enterprises are levied withholding tax at 10%, unless reduced by tax treaties or similar arrangements, on dividends declared by PRC-resident investees on earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Since the Company’s PRC subsidiaries are invested by non-PRC-resident corporate investors, the Group is subject to PRC dividend withholding tax at 10% for earnings accumulated beginning on January 1, 2008.

The components of loss before income tax expense are as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
PRC	(213,751)	(1,069,415)	(687,147)
Non-PRC	(52,235)	(54,596)	(31,393)

Loss before income tax expense	(265,986)	(1,124,011)	(718,540)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13	INCOME TAX (Continued)

Income tax expense (benefit) recognized in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current tax expense
—PRC	7,097	4,321	17,542
—Non-PRC	4,130	—	—

	11,227	4,321	17,542

Deferred tax expense (benefit)
—PRC	8,716	(23,247)	(583)
—Non-PRC	(2,420)	1,180	1,124

	6,296	(22,067)	541

Total income tax expense (benefit)	17,523	(17,746)	18,083

Income tax expense (benefit) reported in the consolidated statements of operations differs from the amounts computed by applying the PRC income tax rate of 25% to earnings (loss) before income tax expense as a result of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Computed “expected” income tax benefit at applicable tax rate	(66,497)	(281,003)	(179,635)
Non-PRC entities not subject to domestic income tax	14,175	13,649	7,848
PRC tax rate differential	(2,054)	26	(60)
Non-deductible expenses
—Impairment loss on goodwill	—	—	10,360
—Others	9,072	2,048	2,865
Change in valuation allowance	51,099	268,920	178,883
PRC dividend withholding tax	7,685	(22,463)	(1,104)
PRC interest income withholding tax	—	—	905
US withholding tax on other income	1,710	1,180	1,124
Change in unrecognized tax benefits	4,707	173	420
Non-taxable income	—	(192)	(1,981)
Effect of tax holiday (note a)	(2,374)	—	—
Overprovision in prior year	—	—	(1,542)
Others	—	(84)	—

Actual income tax expense (benefit)	17,523	(17,746)	18,083

(a)	Basic and diluted loss per share effect of tax holiday for the years ended December 31, 2009, 2010 and 2011 were RMB0.01, Nil and Nil, respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13	INCOME TAX (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

	December 31,
	2010	2011
	RMB	RMB
Deferred tax assets:
Tax loss carry forwards	67,374	82,910
Property, plant and equipment	258,452	402,570
Inventory written down	1,426	5,341
Impairment loss on VAT recoverable	—	7,055
Pre-operating expenses	208	—
Deferred rebate income	5,762	4,391
Other	7,132	5,985

Total deferred tax assets	340,354	508,252
Less: valuation allowance	(324,056)	(502,939)

Net deferred tax assets	16,298	5,313

Deferred tax liabilities:
Property, plant and equipment	—	(2,623)
Government grants	(9,250)	—
PRC dividend withholding tax	(9,766)	(8,662)

Total deferred tax liabilities	(19,016)	(11,285)

Net deferred tax liabilities	(2,718)	(5,972)

Classification on consolidated balance sheets:
Deferred tax assets:
Current	2,439	2,019
Non-current	4,609	3,294
Deferred tax liabilities:
Non-current portion	(9,766)	(11,285)

The increase in the valuation allowance during the years ended December 31, 2009, 2010 and 2011 were RMB51,099, RMB268,920 and RMB178,883, respectively. The increase for 2011 was mainly due to increase in deferred tax assets on impairment loss of property, plant and equipment which were provided in view of the continued losses sustained by the Group’s biodiesel business since 2009.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company’s PRC subsidiaries that are engaged in the biodiesel business sustained losses since 2009. Based upon an assessment of the level of historical taxable income and projection for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, the Company provided full valuation allowances against all of the deferred tax assets of its PRC subsidiaries that are engaged in the biodiesel business. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management believes it is more likely than not that the Group will realize the benefits of its deferred tax assets net of the valuation allowance as of December 31, 2010 and 2011.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

13	INCOME TAX (Continued)

At December 31, 2011, the Company had tax loss carry-forwards of RMB331,638, that are available to offset future PRC taxable income. Tax loss of RMB73,237, RMB202,554 and RMB55,847, will expire in 2014, 2015 and 2016, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits in the PRC for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
	RMB	RMB	RMB
Balance at January 1	5,500	9,974	9,356
Additions based on tax positions related to the current year	4,474	—	—
Additions for tax positions of prior years	—	214	365
Reductions for tax positions of prior years	—	(832)	—

Balance at December 31	9,974	9,356	9,721

The balances of unrecognized tax benefits as of December 31, 2009, 2010 and 2011 are potential benefits that, if recognized, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of the total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. During the year, the Company had an increase of RMB365 to its current year unrecognized tax benefits which resulted from provision to return differences to reflect actual positions taken on the 2010 tax returns. Interest of RMB233, RMB173 and RMB420 were recognized and included in non-current income tax payable in respect of the uncertain tax position for the years ended December 31, 2009, 2010 and 2011, respectively. Total accrued interest as of December 31, 2009, 2010 and 2011 were RMB233, RMB406 and RMB826, respectively. No penalty was recorded for the years ended December 31, 2009, 2010 and 2011.

The Company and its subsidiaries mainly file income tax returns in the PRC and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is less than RMB100. The statute of limitations will be extended to five years if the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2004 are open to examination by the PRC state and local tax authorities. The income tax returns of the Company’s subsidiaries which are Hong Kong tax residents are open to audit for the tax years beginning from 2005 by the Hong Kong tax authorities.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14	SHARE-BASED COMPENSATION

On July 6, 2006, the Group entered into an agreement with an executive to grant share options as a reward for services. The options entitle the executive to purchase 1,094,656 ordinary shares at an exercise price of USD1.93 (RMB15.03 as of the date of grant) per share. The options have a contractual term of 10 years. The options vest over a three-year period with 37.5%, 37.5%, and 25% of the options vesting on the first, second, and third anniversary of the date of grant of the option, respectively.

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

The Company determined, based on the Black-Scholes Option Pricing Model, that the estimated fair value of the options at grant date on September 21, 2007 was approximately USD2.26 (RMB18.15) per share. The amount of share-based compensation expense recognized for the options was Nil, Nil and Nil respectively for the years ended December 31, 2009, 2010 and 2011.

The expected volatility of 40% was based on the average volatility of several listed companies in the energy sector in the PRC. Since the Company did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The fair value of the underlying ordinary shares of USD3.49 (RMB27.19) per share, was based on the average value of the results using an income approach and market approach, and referencing to the per share price of the shares traded between shareholders and third party investors near the grant date of the option.

Pursuant to the Share Option Scheme approved on November 9, 2007, the Company granted share options for the purchase of an aggregate of 867,527 ordinary shares to the directors and officers on December 18, 2007. The exercise price is USD4.80 per ordinary share (equivalent to USD48.00 per ADS). The options vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD2.13 (RMB15.71) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB3,888 and RMB1,628 respectively for the years ended December 31, 2009 and 2010. The expected volatility of 53.35% was based on the average volatility of several listed companies in the renewable energy sector. Since the Company did not have a sufficient trading history for valuation purpose at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. The Company did not have any plan to declare dividends as of the date of grant on December 18, 2007. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB153 was recognized in consolidated statements of operations upon the cancellation.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 3,055,000 ordinary shares to the 65 officers and employees on March 25, 2008. The exercise price is USD5.30 per ordinary share (equivalent to USD53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD2.67 (RMB18.79) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB8,467 and RMB6,304 respectively for the years ended December 31, 2009 and 2010. The expected volatility of 80.26% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 0.83% was used as an assumption. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB1,506 was recognized in consolidated statements of operations upon the cancellation.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14	SHARE-BASED COMPENSATION (Continued)

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 1,276,000 ordinary shares to 27 individuals, including officers and employees and one director of the Company on September 1, 2008. The exercise price is USD5.30 per ordinary share (equivalent to USD53.00 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD2.41 (RMB16.49) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB9,095 and RMB5,743 respectively for the years ended December 31, 2009 and 2010. The expected volatility of 65.62% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 0.97% was used as an assumption. The options were cancelled on November 11, 2010. The remaining unamortized amount of share-based compensation of RMB1,822 was recognized in statement of operations upon the cancellation.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 4,706,000 ordinary shares to 97 individuals, including officers and employees and directors of the Company on January 22, 2009. The exercise price is USD1.33 per ordinary share (equivalent to USD13.30 per ADS). The options will vest one third 6 months from the date of grant, one third 18 months from the date of grant and the remaining one third 30 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD0.50 (RMB3.40) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB8,242, RMB3,109 and RMB667 respectively for the years ended December 31, 2009, 2010 and 2011. The expected volatility of 138.94% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 5.22% was used as an assumption.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 5,120,000 ordinary shares to 93 individuals, including officers and employees and directors of the Company on March 16, 2010. The exercise price is USD0.61 per ordinary share (equivalent to USD6.10 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD0.37 (RMB2.52) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB5,647 and RMB3,854 respectively for the year ended December 31, 2010 and 2011. The expected volatility of 126.59% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 1.93% was used as an assumption.

Pursuant to the Share Option Scheme, the Company granted share options for the purchase of an aggregate of 4,000,000 ordinary shares to 17 individuals, including 1,000,000 ordinary shares to eight employees of the subsidiaries engaged in biodiesel business and 3,000,000 ordinary shares to nine employees of Jin Xin, on January 11, 2011. The exercise price is USD0.61 per ordinary share (equivalent to USD6.10 per ADS). The options will vest one third 12 months from the date of grant, one third 24 months from the date of grant and the remaining one third 36 months from the date of grant. The options will expire ten years from the date of grant. The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately USD0.36 (RMB2.36) per ordinary share. The amount of share-based compensation expense recognized for these options was RMB5,088 for the year ended December 31, 2011. The expected volatility of 82.48% was based on the implied volatility of the options in the market which were based on the Company’s shares as the underlying asset. Management believed that such implied volatility was a reasonable estimation of the expected volatility of the Company’s ordinary shares. The expected dividend yield of 0.87% was used as an assumption.

Summary of assumptions for the valuation of shares options granted based on Binomial Option Pricing Model during the years ended December 31, 2009, 2010 and 2011:

	Options granted in 2009		Options granted in 2010		Options granted in 2011
Expected dividend yield		5.22%		1.93%		0.87%
Expected volatility		138.94%		126.59%		82.48%
Risk-free interest rate		2.62%		3.66%		3.43%
Suboptimal factor		1.5		1.5		2.2
Fair value of underlying ordinary share (per share)	USD	0.99(RMB6.80)	USD	0.565(RMB3.86)	USD	0.577(RMB3.82)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14	SHARE-BASED COMPENSATION (Continued)

The option activity during the years ended December 31, 2009, 2010 and 2011 consists of the following:

	Number of options	Weighted average exercise prices (per share)		Weighted average remaining contractual term	Aggregate intrinsic value

Balance as of January 1, 2009	5,953,183	USD	4.6087	9.0 years

Granted on January 22, 2009	4,706,000	USD	1.3300
Forfeited during 2009	(2,037,000)	USD	3.2107

Balance as of December 31, 2009	8,622,183	USD	3.1495	8.4 years	Nil

Granted on March 16, 2010	5,120,000	USD	0.6100
Forfeited during 2010	(658,000)	USD	1.6072
Cancelled during 2010	(3,799,527)	USD	5.1858

Balance as of December 31, 2010	9,284,656	USD	1.0250	8.4 years	Nil

Granted on January 11, 2011	4,000,000	USD	0.6100
Forfeited during 2011	(990,000)	USD	0.8973

Balance as of December 31, 2011	12,294,656	USD	0.9003	7.9 years	Nil

Exercisable as of December 31, 2011	5,537,989	USD	1.2545	6.9 years	Nil

The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was RMB3.40, RMB2.52 and RMB2.36 per share respectively.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

14	SHARE-BASED COMPENSATION (Continued)

Share options on Engen’s ordinary shares

On October 31, 2011, the board of directors of Engen granted Mr. Jianqiu Yu, a director of Engen and the Chairman and Principal Executive Officer of the Company, share options to purchase up to 1,013 ordinary shares of Engen at an exercise price of RMB63,179 per ordinary share. The options are exercisable immediately and will expire on the tenth anniversary of the date of grant. Any ordinary shares of Engen issued upon the exercise of the options will be subject to a right of first refusal in favor of Engen before such ordinary shares can be validly transferred.

The Company determined, based on the Binomial Option Pricing Model, that the estimated fair value of the options at grant date was approximately RMB7,561 per ordinary share option of Engen. The amount of share-based compensation expense recognized for these options was RMB7,659 for the year ended December 31, 2011. The expected volatility of 50.5% was based on the average volatility of several listed companies in the metal recycling sector. Since Engen did not have a trading history at the grant date, the Company estimated the potential volatility of the ordinary shares price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of Engen’s ordinary shares. The fair value of the underlying ordinary shares of RMB21,235 per ordinary share, was based on the results using an income approach. The expected dividend yield of 0%, a suboptimal factor of 2.2 and a risk-free rate of 3.855% were used as assumptions.

Share-based compensations, that related to the share options of the Group, were recorded as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cost of revenues	548	549	261
Research and development	353	120	10
Selling, general and administrative	28,791	21,762	16,997

Total share-based compensation	29,692	22,431	17,268

As of December 31, 2011, the total unrecognized compensation cost related to the share options of the Company amounted to approximately RMB5,858 which is expected to be recognized over a weighted average period of 1.38 year. As of December 31, 2011, there were 2,483,194 ordinary shares available for future issuance upon the exercise of future grants under the share option scheme. The Company will use authorized and unissued shares to satisfy share options exercises.

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

16	LOSS PER SHARE

Basic net income attributable to the Company shareholders per ordinary share excludes dilution for potential ordinary share and is computed by dividing net loss attributable to the Company shareholders by the weighted-average number of ordinary shares outstanding. Diluted net loss attributable to the Company shareholders per ordinary share reflects the effect of potential dilution that could occur if securities or other contracts to issue ordinary share were exercised or converted into ordinary share.

Diluted net loss attributable to the Company shareholders per ordinary share is calculated by dividing net loss attributable to the Company shareholders by the sum of the weighted-average number of ordinary shares plus additional shares that would be outstanding if potential dilutive shares had been issued. The components of basic and diluted net loss attributable to the Company shareholders per ordinary share are as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Numerator for basic and diluted loss per share
Net loss attributable to Gushan Environmental Energy Limited	(283,509)	(1,109,015)	(747,681)
Denominator
Denominator for basic loss per share—weighted average number of ordinary shares outstanding	166,831,943	166,035,117	167,092,222

Denominator for diluted loss per share	166,831,943	166,035,117	167,092,222

Basic loss per share	(1.70)	(6.68)	(4.48)

Diluted loss per share	(1.70)	(6.68)	(4.48)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

16	LOSS PER SHARE (Continued)

The computation of diluted loss per share for the year ended December 31, 2009 did not assume the issuance of the 8,622,183 shares subject to the options granted on July 6, 2006, December 18, 2007, March 25, 2008, September 1, 2008 and January 22, 2009 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive.

The computation of basic loss per share for the year ended December 31, 2010 reflects the effect of the issuance of 6,000,000 ordinary shares for the acquisition of Jin Xin and the repurchase of 10,145,200 ordinary shares during the year as a deduction in calculating the average number of outstanding shares.

The computation of diluted loss per share for the year ended December 31, 2010 did not assume the issuance of the 9,284,656 shares subject to the options granted on July 6, 2006, January 22, 2009 and March 16, 2010 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive. The computation of diluted loss per share for the year ended December 31, 2010 also did not assume the issuance of the 18,000,000 contingently issuable shares to Engen’s non-controlling shareholders because the effect is anti-dilutive and the contingency was not resolved as of December 31, 2010.

The computation of basic loss per share for the year ended December 31, 2011 reflects the effect of the release of 6,000,000 ordinary shares during the year placed in escrow in connection with the acquisition of Jin Xin.

The computation of diluted loss per share for the year ended December 31, 2011 did not assume the issuance of the 12,294,656 shares subject to the options granted on July 6, 2006, January 22, 2009, March 16, 2010 and January 11, 2011 because the effect of the ordinary shares issuable upon the exercise of the options were anti-dilutive. The computation of diluted loss per share for the year ended December 31, 2011 also did not assume the issuance of the 12,000,000 contingently issuable shares to Engen’s non-controlling shareholders and the 20,000,000 contingently issuable shares to Xiangbei’s selling shareholders. The computation of diluted loss per share for the year ended December 31, 2011 also did not assume the issuance of 1,013 Engen’s ordinary shares subject to the options granted to Mr. Jianqiu Yu on October 31, 2011 because the effect on the Company’s loss per share was anti-dilutive.

17	RELATED PARTY TRANSACTIONS

Jin Xin, a subsidiary of the Company, owed RMB34,000 to its directors when the Company acquired Jin Xin in November 2010. Subsequently, Jin Xin repaid RMB3,291 to the directors in November and December, 2010. As of December 31, 2010, the amounts due to related parties were RMB30,709 which were unsecured, interest-free and repayable within one year. During the year ended December 31, 2011, Jin Xin borrowed RMB19,100 from the directors and repaid RMB47,709 to the directors. As of December 31, 2011, the amount due to a director was RMB2,100 which was unsecured, interest-free and repayable within one year.

On January 1, 2011, the Company acquired an additional 8% beneficial ownership interest in Jin Xin from Engen’s non-controlling shareholders for a total consideration of USD6,448, of which approximately USD3,731 were lent by the non-controlling shareholders to Engen with an annual interest rate of 6.06%. As of December 31, 2011, the principal and unpaid interests due to Engen’s non-controlling shareholders totaled USD3,918 (RMB24,348).

During the year ended December 31, 2011, Mr. Jianqiu Yu, Chairman and Principal Executive Officer of the Company, paid operating expenses of RMB12,571 on behalf of the Company and the Company repaid RMB6,676 to him. As of December 31, 2011, the amounts due to Mr. Yu Jianqiu were RMB5,895 which were unsecured, interest-free and repayable within one year.

On August 1, 2011, the Company caused True Excel, its indirectly 75%-owned subsidiary, to acquire 100% of the equity interest in Xiangbei, for a cash consideration of RMB34,600. Concurrently, the Xiangbei’s selling shareholders would subscribe for Engen’s ordinary shares of up to 14.17% of Engen’s enlarged share capital after the issuance, for a consideration of USD711 (approximately RMB4,578) and subscribe for up to additional 20,000,000 ordinary shares of the Company at par value of HKD0.00001 per share. As of December 31, 2011, the amount due from Xiangbei’s selling shareholders were USD711(RMB4,466), representing the subscription amount for Engen’s ordinary shares.

Xiangbei, a subsidiary of the Company, owed RMB29,970 to its directors when the Company acquired Xiangbei in August 2011. Subsequently, the directors repaid certain accounts payable and operating expenses, totaling RMB20,027, on behalf of Xiangbei which repaid RMB16,097 to the directors. As of December 31, 2011, the amounts due to the directors were RMB33,900 which were unsecured, interest-free and repayable within one year.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

18	FAIR VALUE MEASUREMENTS

The carrying amounts of all short term bank loans approximate their fair value because of the short maturity of these instruments.

The fair value of contingent consideration liabilities to a non-controlling shareholder of Engen is determined to be RMB17,509 at the acquisition date of Jin Xin by applying income approach. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs (see discussion of the fair value hierarchy in note 2(t)). Key assumptions include (a) a discount rate range of 6.10% to 7.38% and (b) a probability adjusted level of the cumulative net income of Jin Xin for the three-year period ending December 31, 2012. Depending on the level of the cumulative net income of Jin Xin for the three-year period ending December 31, 2012, the future possible outcome for the Company under the contingent consideration arrangement is between an issuance of 12,000,000 ordinary shares to the non-controlling shareholder and a return of 12,000,000 ordinary shares plus the receipt of USD4.5 million in cash from the non-controlling shareholder.

As of December 31, 2010, the fair value of contingent consideration liabilities to a non-controlling shareholder of Engen was determined to be RMB20,377 by applying income approach. The change in fair value of contingent consideration liabilities of RMB2,868 was recognized in the consolidated statements of operations, mainly as a result of an increase of market price of the Company’s ordinary shares as of December 31, 2010 compared to the acquisition date, the change in the discount rate range of 6.61% to 7.87% and the passage of time for the discounting. Other assumptions used to develop the original estimate did not change.

As of December 31, 2011, the fair value of contingent consideration liabilities to a non-controlling shareholder of Engen was determined to be RMB455 by applying income approach. On April 8, 2011, the Company released 6,000,000 ordinary shares from escrow to selling shareholder in accordance to the earn-out arrangement whereby, among others, a maximum of 6,000,000 contingent consideration shares should be released to the non-controlling shareholder, if Jin Xin achieved net income of RMB30,000 or more for the year ended December 31, 2010. As a result of issuance of such contingent consideration shares, the fair value of contingent consideration liabilities decreased by RMB16,172, which mainly represents the decrease of market price of the Company’s ordinary shares as of April 8, 2011 compared to December 31, 2010. The fair value of contingent consideration liabilities also decreased by RMB3,749, that was recognized in the consolidated statements of operations, mainly as a result of a decrease of market price of the Company’s ordinary shares as of December 31, 2011 compared to December 31 2010, the change in the discount rate to 8.55% and the passage of time for the discounting. Other assumptions used to develop the original estimate did not change.

The fair value of contingent consideration liabilities to Xiangbei’s selling shareholders was determined to be RMB17,372 at the acquisition date of Xiangbei by applying income approach. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs (see discussion of the fair value hierarchy in note 2(t)). Key assumptions include (a) a discount rate range of 7.44% to 8.03% ; (b) a probability adjusted level of the cumulative net income of Xiangbei for the three-year period ending December 31, 2013 and (c) a valuation of Engen’s ordinary shares. Depending on the level of the cumulative net income of Xiangbei for the three-year period ending December 31, 2013, the future possible outcome for the Company under the contingent consideration arrangement is between an issuance of 20,000,000 ordinary shares of the Company, an issuance of additional ordinary shares of the Company equivalent to a maximum of RMB20,000 and an issuance of 14.17% of Engen’s equity interest to the selling shareholders and a return of RMB30,000 in cash from the selling shareholders.

As of December 31, 2011, the fair value of contingent consideration liabilities was determined to be RMB10,761 by applying income approach. The change in fair value of contingent consideration liabilities of RMB6,612 was recognized in the consolidated statements of operations, mainly as a result of a decrease of market price of the Company’s ordinary shares as of December 31, 2011 compared to the acquisition date, the change in the discount rate range of 8.20% to 8.83%, a decrease in the valuation of Engen’s ordinary shares and the passage of time for the discounting. Other assumptions used to develop the original estimate did not change.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

18	FAIR VALUE MEASUREMENT (Continued)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
	RMB	RMB
Liabilities:
Contingent consideration liabilities	20,377	11,216

Represented by:
Non-current portion	13,585	10,261
Current portion	6,792	955

	20,377	11,216

Significant unobservable inputs (Level 3)	20,377	11,216

As of December 31, 2011, contingent consideration liabilities of RMB955 are expected to be settled within one year.

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of level 1, level 2 or level 3 for the year ended December 31, 2011. The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets and liabilities for the year ended December 31, 2011:

	Contingent consideration liabilities
	2010	2011
	RMB	RMB
Balance at January 1	—	20,377
Initial recognition	17,509	17,372
Settlement	—	(16,172)
Change in fair value	2,868	(10,361)

Balance at December 31	20,377	11,216

Net loss for the years ended December 31, 2010 and 2011 included a gain (loss) in connection with the change in fair value of contingent consideration liabilities	(2,868)	10,361

The following table presents fair value measurements of assets that are measured at fair value on a nonrecurring basis during the year ended December 31, 2010 and 2011:

	Year ended December 31,	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Property, plant and equipment	96,929	—	—	96,929	(603,266)

Goodwill	—	—	—	—	(41,440)

					(644,706)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

18	FAIR VALUE MEASUREMENT (Continued)

	Year ended December 31,	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
Description	2010	(Level 1)	(Level 2)	(Level 3)	Total loss
	RMB	RMB	RMB	RMB	RMB
Property, plant and equipment	663,946	—	—	663,946	(992,620)

Goodwill	18,647	—	—	18,647	—

					(992,620)

19	COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, the Group’s capital commitments for the purchase of machinery and equipment amounted to RMB20,788.

The Group enters into raw materials supply contracts with its suppliers, with duration from one month to two years. Pursuant to the contracts, the purchase prices are re-negotiated periodically. As of December 31, 2011, the Group was committed to purchase 110 tons of raw materials of copper products.

As disclosed in note 2(l), the rebates provided by BONY Mellon are refundable by the Company to BONY Mellon if the Facility is early terminated by the Company. BONY Mellon has the right to request the Company to pay and reimburse an amount equal to all fees and expenses incurred, paid or reimbursed by BONY Mellon in connection with the establishment, the maintenance and the administration of shareholder services and secondary market support of the Facility if the Company terminates the Facility before the expiry of the facility period of eight years. Accordingly, if the Company is privatized (see note 21) and the Facility is terminated, a liability to BONY Mellon may incur.

On November 3, 2011, the Company entered into definitive agreements to acquire a controlling interest in Guangzhou Taiyue Communications Cable Co. Ltd. (“Taiyue”), a PRC-based company that is currently engaged in the manufacture and sale of copper cable for applications that include communication and personal computing. The consummation of the acquisition is subject to the satisfaction of, among others, customary closing conditions, including obtaining approvals from relevant PRC governmental authorities.

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

In 2011, the contract with the supplier in Sichuan was terminated and the unamortized prepayment of RMB5,140 was charged to the consolidated statements of operations. As a result of the termination, the Company received RMB5,214 as compensation from the supplier and recorded it in other income.

Rental expenses for operating leases (except those with lease terms of a month or less that were not renewed) for the years ended December 31, 2009, 2010 and 2011 consisted of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Minimum rentals	2,175	11,946	6,271

Rental expenses	2,175	11,946	6,271

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

20	OPERATING LEASES (Continued)

As of December 31, 2011, the future minimum lease payments required under non-cancellable operating leases consist of the following:

Year ended December 31,	Amount
RMB
2012	617
2013	249
2014	3

21	SUBSEQUENT EVENTS

On February 24, 2012, the Company’s Board of Directors received a preliminary non-binding proposal letter dated February 24, 2012, from Mr. Jianqiu Yu, Chairman and Principal Executive Officer of the Company, to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by Mr. Jianqiu Yu (the “Buyer”), for USD1.599 per ADS or USD0.1599 per ordinary share in cash. As of the date hereof, the Buyer controlled approximately 34.8% of the outstanding shares of the Company (the “Proposed Transaction”). The Company’s Board of Directors has formed a special committee of independent directors to consider the Proposed Transaction.

22	PARENT ONLY FINANCIAL INFORMATION

As of December 31, 2010 and 2011, approximately RMB152,803 and RMB156,650 of the restricted capital and reserves and pledged assets under various bank loans of the Group were not available for distribution, respectively, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2009, 2010 and 2011.

The separate condensed financial information of Gushan Environmental Energy Limited, as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2010 and 2011, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

22	PARENT ONLY FINANCIAL INFORMATION (Continued)

The following presents condensed parent company only financial information includes balances sheets as of December 31, 2010 and 2011, statements of operations and statements of cash flows for the years ended December 31, 2009, 2010 and 2011:

BALANCE SHEETS

(Amounts expressed in thousands of RMB, except number of shares)

	December 31,
	2010	2011
	RMB	RMB
ASSETS
Current assets:
Cash	208,980	17,639
Prepaid expenses and other current assets	439	316
Deferred tax assets	1,152	1,098

Total current assets	210,571	19,053

Interests in subsidiaries	823,028	264,325
Deferred tax assets	4,609	3,294

Total assets	1,038,208	286,672

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	13,975	12,631
Amounts due to subsidiaries	66	—

Total current liabilities	14,041	12,631

Deferred rebate income, excluding current portion	15,450	11,040

Total liabilities	29,491	23,671

Commitments and contingencies

Shareholders’ equity:
Ordinary shares
Par value: HKD0.00001 (RMB0.0000097)
Authorized: 38,000,000,000 shares
Issued and outstanding: 190,831,943 shares as of December 31, 2010 and 2011	2	2
Additional paid-in capital	2,035,457	2,045,066
Accumulated other comprehensive losses	(135,819)	(202,540)
Accumulated deficit	(890,923)	(1,579,527)

Total shareholders’ equity	1,008,717	263,001

Total liabilities and shareholders’ equity	1,038,208	286,672

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

22	PARENT ONLY FINANCIAL INFORMATION (Continued)

STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of RMB)

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB

Operating Expenses:
Selling, general and administrative	(52,990)	(45,998)	(31,709)
Impairment loss of interests in subsidiaries	—	(1,223,702)	(664,566)

Total operating expenses	(52,990)	(1,269,700)	(696,275)

Other income:
Interest income	1,343	1,037	4,668
Foreign currency exchange gains	50	44	344
Other income, net	1,664	9,808	3,783

Loss before income tax expense	(49,933)	(1,258,811)	(687,480)
Income tax expense	(1,710)	(1,180)	(1,124)

Net loss	(51,643)	(1,259,991)	(688,604)

GUSHAN ENVIRONMENTAL ENERGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in thousands of RMB, except per share data and number of shares)

22	PARENT ONLY FINANCIAL INFORMATION (Continued)

STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands of RMB)

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cash flows from operating activities
Net loss	(51,643)	(1,259,991)	(688,604)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	29,692	22,431	9,609
Impairment loss of interests in subsidiaries	—	1,223,702	664,566
Foreign currency exchange gains	(50)	(44)	(344)
Deferred tax expense	(2,420)	1,180	1,124

Changes in assets and liabilities
Prepaid expenses and other current assets	169	40	123
Accrued expenses and other payables	644	1,628	(1,161)
Other non-current liabilities	6,455	(3,955)	(3,766)
Income tax payable	(5,420)	—	—
Other assets	3,497	—	(4,404)

Net cash used in operating activities	(19,076)	(15,009)	(22,857)

Cash flows from investing activities
Additional advance to subsidiaries	(68,340)	(195,922)	(141,382)
Receipts of repayments of advance to subsidiaries	3,962	33,882	20,182

Net cash used in investing activities	(64,378)	(162,040)	(121,200)

Cash flows from financing activities

Receipts of subscription amount for issuance of up to 24,000,000 ordinary shares in relation to the acquisition of a subsidiary	—	11,765	—
Acquisition of additional 8% equity interest in a subsidiary	—	—	(42,701)
Dividends paid	(26,693)	—	—

Net cash provided by (used in) financing activities	(26,693)	11,765	(42,701)

Effect of foreign exchange rate changes on cash	(353)	(7,797)	(4,583)

Decrease in cash	(110,500)	(173,081)	(191,341)
Cash at beginning of year	492,561	382,061	208,980

Cash at end of year	382,061	208,980	17,639