Form 20-F/A
period 2011-12-31
Gushan Environmental Energy LTD
filed 2012-05-23
CIK 1419723

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-33878

Gushan Environmental Energy Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 12, Harbour District Changan Investment Zone, Fuzhou Mawei Economic & Technical Development Area Fujian Province People’s Republic of China

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing	New York Stock Exchange
ten ordinary shares, par value HK$0.00001 per share

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which we filed with the Securities and Exchange Commission on May 15, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to our Annual Report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the May 15, 2011 filing date of our Annual Report on Form 20-F, or modify or update the disclosures therein, except to reflect the amendment described above.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Date: May 23, 2012

GUSHAN ENVIRONMENTAL ENERGY LIMITED

/s/ Frank Ngai Chi Chan
Name: Title:	Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Description

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3